Form 20-F
period 2013-12-31
ABBEY NATIONAL TREASURY SERVICES PLC/ENG
filed 2014-03-07
CIK 931061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                      to

Commission file number 001-14928

Abbey National Treasury Services plc

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organization)

2 Triton Square, Regent’s Place, London NW1 3AN, England

(Address of principal executive offices)

Julian Curtis

2 Triton Square, Regent’s Place, London NW1 3AN, England

Tel +44 (0) 870 607 6000

Fax +44 (0) 20 7756 5628

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

3.050% Notes due 2018	New York Stock Exchange
4.000% Notes due 2016	New York Stock Exchange
2.875% Notes due 2014	New York Stock Exchange
Floating Rate Notes due 2014	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

None.

Securities registered or to be registered pursuant to Section 15 (d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of nominal value of £1 each*	2,549,000,000

*	All of the issued and outstanding ordinary shares of Abbey National Treasury Services plc are held by Santander UK plc.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

2013 Annual Report on Form 20-F

Abbey National Treasury Services plc

PART OF THE SANTANDER GROUP

This page intentionally left blank

Abbey National Treasury Services plc

2013 Annual Report on Form 20-F

Abbey National Treasury Services plc 2013 Annual Report	1

About us

Our Business and our Corporate Purpose

Our heritage

Abbey National Treasury Services plc (the ‘Company’) and its subsidiaries (collectively, ‘ANTS’ or the ‘ANTS group’) was established in 1989 for the purpose of managing the liquidity, risk management and wholesale banking needs of Abbey National plc (subsequently renamed Santander UK plc) and its subsidiaries (together with its subsidiaries, ‘Santander UK’ or the ‘Santander UK group’).

In 1997, Abbey National plc acquired the business and assets of Cater Allen Holdings plc (“CAH”) for £195m. The synergies between the ANTS group and the Cater Allen business provided the ANTS group with opportunities for growth in strategically important markets with Cater Allen’s then principal businesses comprising money markets, a sharedealing service and onshore and offshore retail banking.

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

The subsidiary model gives both ANTS and Santander UK considerable financial flexibility, yet enables them to continue to take advantage of the significant synergies and strengths that come from being part of the global Banco Santander group, in brand, products, systems, platforms, development capacity and management capability. In the subsidiary model, the Banco Santander group facilitates the sharing of best practice and provides common technology, operations and support services to all of its subsidiaries via independent operating entities, themselves established by the Banco Santander group so as to be able to continue operating as viable standalone businesses.

For more information, see Directors’ Report on page 99.

(1)	With effect from 10 January 2014

2	Abbey National Treasury Services plc 2013 Annual Report

About us

Our Strategy

ANTS today

ANTS is regulated by the UK Prudential Regulation Authority (‘PRA’) and the Financial Conduct Authority (‘FCA’) and is part of the Santander UK group (comprising Santander UK plc and its subsidiaries) which is, in turn, part of the Banco Santander, S.A. group (comprising Banco Santander, S.A. and its subsidiaries, the ‘Banco Santander group’). Banco Santander, S.A. is incorporated in Spain and is the ultimate parent company of ANTS.

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

ANTS contains part of a number of Santander UK’s business segments. Whether transactions are booked in ANTS or another Santander UK group entity is for historic or operational reasons and does not necessarily reflect any particular business split.

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

ANTS has also entered into agreements to provide capital and/or liquidity to Santander UK plc and other members of the Santander UK group, in accordance with UK regulatory requirements. For further details, see Note 43 to the Consolidated Financial Statements.

Our businesses

ANTS is headed by Jacques Ripoll, Chief Executive Officer, and operates three business divisions as follows:

Business division	About
Commercial Banking

Commercial Banking (formerly known as Corporate Banking) offers a wide range of products and financial services to UK companies. Commercial Banking products and services include loans, bank accounts, deposits, and treasury services.

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

Corporate Centre

Corporate Centre consists of Financial Management & Investor Relations (‘FMIR’) and the non-core portfolios of social housing loans and structured credit assets. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core portfolios are being run-down and/or managed for value.

Our Strategy

ANTS’s strategy is to continue to provide treasury support functions for the Santander UK group and to provide treasury, corporate and wholesale banking services to UK clients.

Abbey National Treasury Services plc 2013 Annual Report	3

Detailed Business Review

Group and Divisional Results

GROUP SUMMARY

KEY PERFORMANCE INDICATORS

Key performance indicators are set at the Santander UK group level, rather than separately for the ANTS group.

SUMMARISED CONSOLIDATED INCOME STATEMENT

	2013 £m	2012 £m	2011 £m
Net interest income	(101)	139	511
Non-interest income	513	423	67

Total operating income	412	562	578

Administrative expenses	(192)	(198)	(229)
Depreciation, amortisation and impairment	(3)	(3)	(7)

Total operating expenses excluding impairment losses, provisions and charges	(195)	(201)	(236)

Impairment losses on loans and advances	(31)	(9)	(54)
Provisions for other liabilities and charges	(23)	(20)	(20)

Total operating impairment losses, provisions and charges	(54)	(29)	(74)

Profit before tax	163	332	268
Taxation credit/(charge)	1	(68)	(104)

Profit for the year	164	264	164

2013 compared to 2012

Profit before tax decreased by £169m to £163m (2012: £332m). By income statement line, the movements were:

•

Net interest income decreased by £240m to net interest expense of £101m in 2013 (2012: income of £139m) primarily as a consequence of the continued low interest rate environment. This reflected the increased drag from the run-off of the structural hedge put in place in previous years. This decrease was partially offset by continued growth in Commercial Banking customer loans.

In Markets, net interest income increased by £8m, primarily due to a decrease in funding costs.

•

Non-interest income increased by £90m to £513m (2012: £423m) principally due to mark-to-market gains on certain derivatives, which are only treated as hedging for Santander UK group purposes, partially offset by a decrease of £78m in non-interest income in Markets reflecting a return to more normalised levels of market-making activity, and lower ancillary fees from Large Corporates.

•

Administrative expenses decreased by £6m to £192m (2012: £198m) principally due to effective cost control and reduced variable remuneration partially offset by the continued investment in Commercial Banking and Markets.

•	Depreciation, amortisation and impairment costs were unchanged at £3m (2012: £3m).

•

Impairment losses on loans and advances increased by £22m to £31m (2012: £9m) principally due to provisions in 2013 related to real estate business written before 2009 with the credit quality of business written from 2009 onwards continuing to perform well.

•	Provisions for other liabilities and charges increased by £3m to £23m (2012: £20m) and primarily reflected provisions made in respect of the UK Bank Levy.

•

The taxation charge decreased by £69m to a credit of £1m (2012: charge of £68m) principally due to credits in respect of non-equalised items (principally index-linked gilts) and adjustments with respect to prior year provisions.

2012 compared to 2011

Profit before tax increased by £64m to £332m (2011: £268m). ANTS remained profitable in 2012, maintaining the strong track record of profitability and strengthening of the balance sheet. Profit before tax continued to be adversely impacted by structural market conditions, primarily low interest rates and increased term funding costs, which were more than offset by reversals of credit spread losses in 2011 on loans to UK social housing associations held at fair value. By income statement line, the movements were:

•

Net interest income decreased by £372m to £139m (2011: £511m). The key drivers of the decrease were sustained lower interest rates which reduced income earned on the structural hedges put in place in previous years and now maturing in a much lower, static interest rate environment, and the increased cost of term funding. This was partially offset by increased net interest income driven by growth in corporate customer lending. Interest margins on new loans continued to improve as market pricing better reflected incremental higher funding and liquidity costs, even though the launch of the FLS in the last quarter of 2012 reduced funding costs and had a negative impact on asset pricing.

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

4	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Group and Divisional Results continued

•

Administrative expenses decreased by £31m to £198m (2011: £229m). The decrease was due to reduced variable staff remuneration in Markets, tight cost control in Commercial Banking and the delivery of efficiency savings in Corporate Centre. This was partially offset by continued investment in the growth of the Commercial Banking business.

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

THE ECONOMY

Economic activity in the UK showed a clear improvement during 2013, with GDP growth of 1.9% in the year, a marked improvement on the 0.3% recorded in 2012 and the strongest performance since 2007. The overall level of output is, however, still 1.3% lower than in 2008 before recession took hold. As 2013 progressed, there were signs of improved consumer and business confidence as well as stronger activity in the housing market, and a steady growth in consumer spending provided the most significant support for the increase in activity. The improvements in confidence and housing market activity were, however, from relatively low levels of activity, and the economy continued to face headwinds, especially from the squeeze on households’ real average earnings and a relatively high rate of unemployment. With households slowly increasing their level of debt (mortgage debt grew by 0.9% in 2013) there continued to be some rebalancing of finances as retail deposits grew more strongly than borrowing (by 5%).

One major change in 2013 was the Bank of England’s introduction of forward guidance for monetary policy. In setting a threshold for the unemployment rate at 7%, the Monetary Policy Committee (‘MPC’) also reaffirmed the commitment to the 2% inflation target. At the end of the year, the Bank of England Base Rate had been held at its all-time low of 0.5% since March 2009 and quantitative easing (‘QE’) had been held at £375bn, with the last decision to increase QE taken in July 2012.

LOOKING AHEAD

In 2014, we will continue our significant investment to expand our Commercial Banking businesses and enhance the experience of our customers as they interact with us through different channels. We will further expand our presence and recruit more Relationship Managers while continuing to improve our systems and product capabilities. We expect these investments to improve the performance and efficiency of our Commercial Banking business. Our tight control of business-as-usual costs and progress with efficiency will continue and enable, to a large extent, our investment. For 2014, we will also need greater clarity on regulatory issues including capital levels, leverage, and the implementation of the Independent Commission on Banking (‘ICB’) ring-fence, where significant elements are yet to be defined.

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

The rest of this section contains a summary of the results, and commentary thereon, by Income Statement line item for each segment.

Basis of results presentation

The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Consolidated Financial Statements has been presented. The Company’s board of directors (the ‘Board’) is the chief operating decision maker for the ANTS group. The segment information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows the ANTS group’s normal accounting policies and principles, including measures of operating results, assets and liabilities.

Abbey National Treasury Services plc 2013 Annual Report	5

Detailed Business Review

Group and Divisional Results continued

PROFIT BEFORE TAX BY SEGMENT

31 December 2013	Commercial Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	140	2	(243)	(101)
Non-interest income	228	106	179	513

Total operating income	368	108	(64)	412

Administration expenses	(89)	(98)	(5)	(192)
Depreciation, amortisation and impairment	(1)	(2)	—	(3)

Total operating expenses excluding impairment losses, provisions and charges	(90)	(100)	(5)	(195)

Impairment losses on loans and advances	(31)	—	—	(31)
Provisions for other liabilities and charges	(6)	(4)	(13)	(23)

Total operating impairment losses, provisions and charges	(37)	(4)	(13)	(54)

Profit/(loss) before tax	241	4	(82)	163

31 December 2012	Commercial Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	93	(6)	52	139
Non-interest income/(expense)	271	184	(32)	423

Total operating income	364	178	20	562

Administration expenses	(84)	(98)	(16)	(198)
Depreciation, amortisation and impairment	(1)	(2)	—	(3)

Total operating expenses excluding impairment losses, provisions and charges	(85)	(100)	(16)	(201)

Impairment losses on loans and advances	(9)	—	—	(9)
Provisions for other liabilities and charges	(2)	(2)	(16)	(20)

Total operating impairment losses, provisions and charges	(11)	(2)	(16)	(29)

Profit/(loss) before tax	268	76	(12)	332

31 December 2011	Commercial Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	75	(3)	439	511
Non-interest income/(expense)	275	162	(370)	67

Total operating income	350	159	69	578

Administration expenses	(95)	(109)	(25)	(229)
Depreciation, amortisation and impairment	(3)	(2)	(2)	(7)

Total operating expenses excluding impairment losses, provisions and charges	(98)	(111)	(27)	(236)

Impairment losses on loans and advances	(54)	—	—	(54)
Provisions for other liabilities and charges	(3)	(3)	(14)	(20)

Total operating impairment losses, provisions and charges	(57)	(3)	(14)	(74)

Profit before tax	195	45	28	268

6	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Group and Divisional Results continued

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services to customers through a network of regional CBCs and through telephony and e-commerce channels. Commercial Banking products and services include loans, bank accounts, deposits and treasury services. The management of our customers is organised according to the annual turnover of their business, enabling us to offer a differentiated service to small and medium enterprises (‘SMEs’), mid and large corporate customers.

The SME and mid corporate business principally serves SMEs with an annual turnover of more than £250,000 up to £50m, and other corporate customers with an annual turnover of up to £500m. This also includes real estate lending.

The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers with an annual turnover of more than £500m. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos.

Summarised income statement

	2013 £m	2012 £m	2011 £m
Net interest income	140	93	75
Non-interest income	228	271	275

Total operating income	368	364	350

Administration expenses	(89)	(84)	(95)
Depreciation, amortisation and impairment	(1)	(1)	(3)

Total operating expenses excluding impairment losses, provisions and charges	(90)	(85)	(98)

Impairment losses on loans and advances	(31)	(9)	(54)
Provisions for other liabilities and charges	(6)	(2)	(3)

Total operating impairment losses, provisions and charges	(37)	(11)	(57)

Profit before tax	241	268	195

Commercial Banking profit before tax

2013 compared to 2012

Profit before tax decreased by £27m to £241m (2012: £268m). By income statement line, the movements were:

•

Net interest income increased by £47m to £140m in 2013 (2012: £93m), principally as a result of continued growth in customer loans. Growth in customer loans was generated through credit business with Large Corporates. Net interest income also benefitted from the impact of improving new business margins.

•

Non-interest income decreased by £43m to £228m in 2013 (2012: £271m) reflecting lower income from Large Corporates, notably as a result of lower demand for interest rate and foreign exchange risk management products. Furthermore, fixed income sales and money market transactions decreased reflecting reduced market activity. In addition, non-interest income decreased reflecting a reduced volume of interest rate hedging services, driven by the continued low interest rate environment.

•	Administration expenses increased by £5m to £89m in 2013 (2012: £84m). The increase reflected the continued investment in the Commercial Banking business.

•	Depreciation and amortisation were unchanged at £1m (2012: £1m).

•

Impairment losses on loans and advances increased by £22m to £31m (2012: £9m) principally due to provisions in 2013 related to real estate business written before 2009 with the credit quality of business written from 2009 onwards continuing to perform well.

•	Provisions for other liabilities and charges of £6m remained at a low level in 2013 (2012: £2m).

Abbey National Treasury Services plc 2013 Annual Report	7

Detailed Business Review

Group and Divisional Results continued

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

•

Non-interest income decreased by £4m to £271m (2011: £275m). Volume growth in the Large Corporates business resulted in an increase in non-interest income from treasury services. This was more than offset by lower income in retail structured products and money markets, reflecting volatile markets.

•	Administration expenses decreased by £11m to £84m (2011: £95m). The decrease reflected tight cost control during the year, partially offset by continued investment in the growth of business.

•	Depreciation and amortisation expenses were broadly flat at £1m (2011: £3m).

•	Impairment losses on loans and advances decreased by £45m to £9m (2011: £54m), due to no new significant non performing loans being identified in 2012.

•	Provisions for other liabilities and charges of £2m remained at a very low level in 2012 (2011: £3m).

8	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Group and Divisional Results continued

MARKETS

Markets offers risk management and other services to financial institutions, as well as to other Santander UK divisions. Its main business areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

Summarised income statement

	2013 £m	2012 £m	2011 £m
Net interest income/(expense)	2	(6)	(3)
Non-interest income	106	184	162

Total operating income	108	178	159

Administration expenses	(98)	(98)	(109)
Depreciation, amortisation and impairment	(2)	(2)	(2)

Total operating expenses excluding impairment losses, provisions and charges	(100)	(100)	(111)

Provisions for other liabilities and charges	(4)	(2)	(3)

Total operating impairment losses, provisions and charges	(4)	(2)	(3)

Profit before tax	4	76	45

Markets profit before tax

2013 compared to 2012

Profit before tax decreased by £72m to £4m in 2013 (2012: £76m). By income statement line, the movements were:

•	Net interest income/(expense) increased by £8m to income of £2m in 2013 (2012: expense of £6m), primarily due to a decrease in funding costs.

•

Non-interest income decreased by £78m to £106m in 2013 (2012: £184m), compared to a particularly strong performance in 2012. This reflected a return to more normalised levels of market-making activity with reduced customer activity in a relatively stable, low interest rate environment. Market-making businesses (particularly in equity markets) also suffered lower levels of activity.

•

Administration expenses were unchanged at £98m in 2013 (2012: £98m), reflecting investment in developing interest rate and foreign exchange product capabilities offset by tight cost control and reduced variable remuneration.

•	Depreciation and amortisation was unchanged at £2m (2012: £2m).

•	Provisions for other liabilities and charges remained at a low level at £4m in 2013 (2012: £2m).

2012 compared to 2011

Profit before tax increased by £31m to £76m in 2012 (2011: £45m). By income statement line, the movements were:

•	Net interest expense increased by £3m to £6m in 2012 (2011: £3m) primarily due to a small increase in funding costs.

•

Non-interest income increased by £22m to £184m in 2012 (2011: £162m), largely due to a solid performance in market making businesses. There was a much improved performance from the fixed income and equity businesses which was partly offset by lower market volumes principally affecting the financial institutions businesses.

•	Administration expenses decreased by £11m to £98m in 2012 (2011: £109m). The decrease was largely due to reduced variable staff remuneration costs.

•	Depreciation and amortisation was unchanged at £2m (2011: £2m).

•	Provisions for other liabilities and charges remained at a very low level at £2m in 2012 (2011: £3m).

Abbey National Treasury Services plc 2013 Annual Report	9

Detailed Business Review

Group and Divisional Results continued

CORPORATE CENTRE

Corporate Centre consists of FMIR and the non-core portfolios of social housing loans and structured credit assets. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core portfolios are being run-down and/or managed for value.

Summarised income statement

	2013 £m	2012 £m	2011 £m
Net interest (expense)/income	(243)	52	439
Non-interest income/(expense)	179	(32)	(370)

Total operating (expense)/income	(64)	20	69

Administration expenses	(5)	(16)	(25)
Depreciation, amortisation and impairment	—	—	(2)

Total operating expenses excluding impairment losses, provisions and charges	(5)	(16)	(27)

Provisions for other liabilities and charges	(13)	(16)	(14)

Total operating impairment losses, provisions and charges	(13)	(16)	(14)

(Loss)/profit before tax	(82)	(12)	28

Corporate Centre (loss)/profit before tax

2013 compared to 2012

Loss before tax increased by £70m to £82m (2012: £12m). By income statement line, the movements were:

•

Net interest expense increased by £295m to £243m in 2013 (2012: income of £52m) as a consequence of the continued low interest rate environment. This reflected the increased drag from the run-off of the structural hedge put in place in previous years, whilst the benefit of lower funding and liquidity costs was passed to the businesses.

•

Non-interest income increased by £211m to income of £179m in 2013 (2012: expense of £32m) principally due to mark-to-market gains on certain derivatives, which are only treated as hedging for Santander UK group purposes. This was partially offset by the £38m credit arising from the debit valuation adjustment on derivatives written by ANTS. This debit valuation adjustment was introduced in accordance with the requirements of IFRS 13.

•	Administration expenses decreased by £11m to £5m in 2013 (2012: £16m), reflecting effective cost control and reduced variable remuneration.

•

Provisions for other liabilities and charges decreased by £3m to £13m (2012: £16m). The charge primarily reflected provisions made in respect of the UK Bank Levy with the amount being borne by the business divisions offsetting the increase in the rate charged.

2012 compared to 2011

(Loss)/profit before tax decreased by £40m to £(12)m (2011: £28m). By income statement line, the movements were:

•

Net interest income decreased by £387m to £52m (2011: £439m). The key drivers of the decrease were sustained lower interest rates which reduced income earned on the structural hedges put in place in previous years and now maturing in a steady interest rate environment and the increased cost of term funding both via higher issuance volumes and higher costs. The latter was partially offset by the allocation of funding and liquidity costs to the other business units in line with their funding and liquidity requirements.

•

Non-interest expense decreased by £338m to £(32)m (2011: £(370)m), principally due to changes in the fair value of loans to UK social housing associations that are accounted for at fair value through profit or loss. In 2012, the mark-to-market movement amounted to £182m compared with a mark-to-market loss of £307m in 2011. The loss in 2011 was due to increased credit spreads, which partially reversed in 2012. The mark-to-market gain in 2012 was partially offset by a decrease of £38m which was principally due to increased costs associated with operational liquidity management.

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

10	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Balance Sheet Review

Abbey National Treasury Services plc 2013 Annual Report	11

Detailed Business Review

Balance Sheet Review continued

This Balance Sheet Review describes the ANTS group’s significant assets and liabilities and its strategy and reasons for entering into such transactions. Throughout this section, references to UK and non-UK, in the geographic analysis, refer to the location of the office where the transaction is recorded.

SUMMARISED CONSOLIDATED BALANCE SHEET

	2013 £m	2012 £m
Assets
Cash and balances at central banks	4,911	388
Trading assets	21,897	22,498
Derivative financial instruments	21,550	33,276
Financial assets designated at fair value	2,534	3,531
Loans and advances to banks	113,649	106,986
Loans and advances to customers	41,108	44,750
Loans and receivables securities	128	162
Available for sale securities	2,962	5,113
Macro hedge of interest rate risk	379	1,171
Property, plant and equipment	6	6
Tax, intangibles and other assets	203	31

Total assets	209,327	217,912

Liabilities
Deposits by banks	120,698	114,535
Deposits by customers	7,780	6,249
Trading liabilities	21,275	21,109
Derivative financial instruments	21,496	34,088
Financial liabilities designated at fair value	3,407	4,002
Debt securities in issue	30,889	33,770
Tax, other liabilities and provisions	614	364

Total liabilities	206,159	214,117

Equity
Total shareholders’ equity	3,168	3,795

Total equity	3,168	3,795

Total liabilities and equity	209,327	217,912

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.

31 December 2013 compared to 31 December 2012

Assets

Cash and balances at central banks

Cash and balances held at central banks increased to £4,911m at 31 December 2013 (2012: £388m). The increase was due to additional cash placed with the Federal Reserve Bank of New York as part of normal liquid asset portfolio management activity.

Trading assets

Trading assets decreased by 3% to £21,897m at 31 December 2013 (2012: £22,498m) reflecting lower levels of activity relating to securities purchased under resale agreements to both banks and customers offset by increased holdings of debt securities as part of short term markets trading activity.

Derivative assets

Derivative assets decreased by 35% to £21,550m at 31 December 2013 (2012: £33,276m). The decrease was attributable to a reduction in the fair values of interest rate derivative assets. This was due to increased netting of assets and liabilities as a result of greater use of central counterparties, together with movements in yield curves causing a reduction in gross derivative assets. There was a corresponding decrease in derivative liabilities.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 28% to £2,534m at 31 December 2013 (2012: £3,531m). The decrease was primarily attributable to the maturity of loans to UK Social Housing associations and new loans no longer being designated at fair value in accordance with the ANTS group’s policy.

Loans and advances to banks

Loans and advances to banks were relatively stable at £113,649m at 31 December 2013 (2012: £106,986m). These balances largely consisted of loans to Santander UK to support its retail and commercial banking activities which increased slightly over the year.

Loans and advances to customers

Loans and advances to customers decreased by 8% to £41,108m (2012: £44,750m) principally due reduced on-lending of covered bond issuances partially offset by increased commercial lending activity.

Available for sale securities

Available for sale securities decreased to £2,962m at 31 December 2013 (2012: £5,113m) as part of normal liquid asset portfolio management activity.

12	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Balance Sheet Review continued

Loans and receivable securities

Loans and receivable securities decreased by 21% to £128m at 31 December 2013 (2012: £162m). The decrease principally reflected the continuing run-down of the Treasury asset portfolio.

Macro hedge of interest rate risk

The macro (or portfolio) hedge of £379m at 31 December 2013 was reduced (2012: £1,171m) reflecting a reduction in fair value hedging positions including the use of cash flow hedging for the first time in 2013.

Tax, intangibles and other assets

Tax, intangibles and other assets increased to £203m at 31 December 2013 (2012: £31m) reflecting larger balances with Santander UK group companies.

Liabilities

Deposits by banks

Deposits by banks increased by 5% to £120,698m at 31 December 2013 (2012: £114,535m). This largely consisted of deposits by Santander UK representing on-lending to ANTS of retail and commercial deposits which increased slightly over the year.

Deposits by customers

Deposits by customers increased by 24% to £7,780m at 31 December 2013 (2012: £6,249m). The increase was attributable to higher levels of deposits from both third party customers and other Santander UK group companies.

Derivative liabilities

Derivative liabilities decreased by 37% to £21,496m at 31 December 2013 (2012: £34,088m). The decrease was attributable to a reduction in the fair values of interest rate derivative liabilities. This was due to increased netting of assets and liabilities as a result of greater use of central counterparties, together with movements in yield curves causing a reduction in gross derivative liabilities. There was a corresponding decrease in derivative assets.

Trading liabilities

Trading liabilities were relatively stable at £21,275m at 31 December 2013 (2012: £21,109m). An increase in securities sold under repurchase activities was offset by a reduction in short-term deposits, short positions in securities and unsettled trades as part of normal trading activity.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased by 15% to £3,407m at 31 December 2013 (2012: £4,002m). The decrease principally reflected reduced issuances under the US$10bn Euro Commercial Paper Programme which were replaced by increased issuance under the US$20bn Commercial Paper Programme which is included in Debt securities in issue.

Debt securities in issue

Debt securities in issue decreased by 9% to £30,889m at 31 December 2013 (2012: £33,770m). The decrease reflected redemptions of the Euro 35bn Global Covered bond programme and decreases in certificates of deposit in issue which were partially offset by increased issuance under the US$20bn Commercial Paper Programme.

Equity

Total shareholders equity decreased by 17% to £3,168m at 31 December 2013 (2012: £3,795m). The decrease was principally attributable to a dividend paid of £750m, which more than offset the profit for the year of £164m.

Abbey National Treasury Services plc 2013 Annual Report	13

Detailed Business Review

Balance Sheet Review continued

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

In the remaining sections of the Balance Sheet Review, the principal assets and liabilities are summarised by their nature, rather than by their classification in the Consolidated Balance Sheet. The classifications of assets and liabilities in the ANTS group’s consolidated balance sheet, including the note reference, and in the balance sheet review may be reconciled as follows:

31 December 2013		Balance Sheet Review section
Balance sheet line item	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Tangible fixed assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	13	—	—	—	—	—	4,911	4,911
Trading assets	14	8,169	9,326	4,402	—	—	—	21,897
Derivative financial instruments	15	—	—	—	21,550	—	—	21,550
Financial assets designated at fair value	16	316	—	2,218	—	—	—	2,534
Loans and advances to banks	17	—	113,649	—	—	—	—	113,649
Loans and advances to customers	18	—	—	41,108	—	—	—	41,108
Loans and receivables securities	19	—	—	128	—	—	—	128
Available for sale securities	21	2,962	—	—	—	—	—	2,962
Macro hedge of interest rate risk		—	—	—	—	—	379	379
Property, plant and equipment	24	—	—	—	—	6	—	6
Tax, intangibles and other assets		—	—	—	—	—	203	203

Total assets		11,447	122,975	47,856	21,550	6	5,493	209,327

			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	27		120,698	—	—	—	—	120,698
Deposits by customers	28		—	7,780	—	—	—	7,780
Trading liabilities	29		11,289	7,069	2,917	—	—	21,275
Derivative financial instruments	15		—	—	—	21,496	—	21,496
Financial liabilities designated at fair value	30		—	—	3,407	—	—	3,407
Debt securities in issue	31		—	—	30,889	—	—	30,889
Tax, other liabilities and provisions			—	—	—	—	614	614

Total liabilities			131,987	14,849	37,213	21,496	614	206,159

31 December 2012		Balance Sheet Review section
Balance sheet line item	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Tangible fixed assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	13	—	—	—	—	—	388	388
Trading assets	14	4,958	9,988	7,552	—	—	—	22,498
Derivative financial instruments	15	—	—	—	33,276	—	—	33,276
Financial assets designated at fair value	16	328	—	3,203	—	—	—	3,531
Loans and advances to banks	17	—	106,986	—	—	—	—	106,986
Loans and advances to customers	18	—	—	44,750	—	—	—	44,750
Loans and receivables securities	19	—	—	162	—	—	—	162
Available for sale securities	21	5,113	—	—	—	—	—	5,113
Macro hedge of interest rate risk		—	—	—	—	—	1,171	1,171
Property, plant and equipment	24	—	—	—	—	6	—	6
Tax, intangibles and other assets		—	—	—	—	—	31	31

Total assets		10,399	116,974	55,667	33,276	6	1,590	217,912

			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	27		114,535	—	—	—	—	114,535
Deposits by customers	28		—	6,249	—	—	—	6,249
Trading liabilities	29		9,742	7,248	4,119	—	—	21,109
Derivative financial instruments	15		—	—	—	34,088	—	34,088
Financial liabilities designated at fair value	30		—	—	4,002	—	—	4,002
Debt securities in issue	31		—	—	33,770	—	—	33,770
Tax, other liabilities and provisions			—	—	—	—	364	364

Total liabilities			124,277	13,497	41,891	34,088	364	214,117

14	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Balance Sheet Review continued

SECURITIES

The ANTS group’s holdings of securities only represent a small proportion of its total assets. The ANTS group holds securities principally in its trading portfolio or classified as available-for-sale.

Securities analysis by type of issuer

The following table sets out the book and market values of securities at 31 December 2013, 2012 and 2011. For further information, see the Notes to the Consolidated Financial Statements.

	2013 £m	2012 £m	2011 £m
Trading portfolio
Debt securities:
UK Government	989	1,817	1,078
US Treasury and other US Government agencies and corporations	399	31	65
Other OECD governments	5,243	2,069	1,800
Bank and building society:
- Certificates of deposit and bonds	—	13	—
Other issuers:
- Fixed and floating rate notes - Government guaranteed	1,081	426	5,754
- Fixed and floating rate notes - Other	147	138	14
Ordinary shares and similar securities	310	464	349

	8,169	4,958	9,060

Available for sale securities
Debt securities:
UK Government	2,664	3,844	—
US Treasury and other US Government agencies and corporations	—	363	—
Other OECD governments - Germany and Japan	—	906	—
Banks	298	—	—

	2,962	5,113	—

Financial assets designated at fair value through profit and loss
Debt securities:
- Mortgage-backed securities	229	250	279
- Other asset-backed securities	87	78	100

	316	328	379

Total	11,447	10,399	9,439

UK Government

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

Other OECD governments

Other OECD government securities represent issues by OECD governments, other than the US and UK Governments, principally Japan, Italy and Switzerland (2012: principally Switzerland, Germany and Japan). These securities are held for trading and liquidity management purposes. For further information, see “Country Risk Exposure” in the Risk Management Report.

Bank and building society certificates of deposit and bonds

Bank and building society certificates of deposit were fixed-rate securities with relatively short maturities issued by banks (2012: the UK, France, Switzerland and the Netherlands). These were managed within the overall position for the relevant book. These securities were held for liquidity purposes.

Fixed and floating rate notes

Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into five of the main currencies. Government-guaranteed fixed and floating rate notes relate to the UK, French and Belgian Government (2012: almost all related to the UK Government). These securities are held for trading and yield purposes. For further information on Government-guaranteed fixed and floating rate notes, see “Country Risk Exposure” in the Risk Management Report.

Abbey National Treasury Services plc 2013 Annual Report	15

Detailed Business Review

Balance Sheet Review continued

Mortgage-backed securities

This category principally comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element. These securities are held as part of the FMIR portfolio. See Note 16 to the Consolidated Financial Statements.

Other asset-backed securities

This category principally comprises a range of mostly floating-rate asset-backed securities. See Note 16 to the Consolidated Financial Statements.

Contractual maturities of securities

Contractual maturities for available-for-sale debt securities and contractual maturities of investments held for trading or classified as fair value through profit or loss are set out in Notes 21 and 41 to the Consolidated Financial Statements, respectively.

Significant exposures

The following table sets forth the book value (which equals market value) of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of the ANTS group’s shareholders’ funds at 31 December 2013 as set out in the Consolidated Balance Sheet on page 109. The table also sets forth the classification of the securities in the Consolidated Balance Sheet.

	Trading assets £m	Available-for-sale £m	Total £m
UK Government and UK Government guaranteed	—	2,664	2,664

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

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
UK	118,728	115,044	118,176	153,030	196,894
Non-UK	4,247	1,930	1,402	1,661	93

	122,975	116,974	119,578	154,691	196,987

Further geographical analysis of loans and advances to banks based on the country of domicile of the borrower rather than the office of lending is contained in “Country Risk Exposure” in the Risk Management Report, including details of balances with other Santander UK group companies and other Banco Santander group companies.

Loans and advances to banks maturity analysis

The following table sets forth loans and advances to banks by maturity at 31 December 2013.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK	31,102	53,995	13,455	9,485	9,794	897	118,728
Non-UK	2,933	1,314	—	—	—	—	4,247

Total	34,035	55,309	13,455	9,485	9,794	897	122,975

Of which:
- Fixed interest rate	31,483	11,602	13,454	5,890	9,686	598	72,713
- Variable interest rate	2,552	43,707	1	3,595	108	299	50,262

Total	34,035	55,309	13,455	9,485	9,794	897	122,975

16	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Balance Sheet Review continued

LOANS AND ADVANCES TO CUSTOMERS

The ANTS group provides lending facilities primarily to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by the short term markets business.

Loans and advances to customers geographical analysis

The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. Further geographical analysis of loans and advances to customers based on the country of domicile of the borrower rather than the office of lending is contained in “Country Risk Exposure” in the Risk Management Report, including details of balances with other Banco Santander group companies.

The balances below are stated before the deduction for impairment loss allowances and include loans and advances to customers that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
UK
Corporate loans	15,655	15,476	15,170	13,129	11,294
Other secured advances	21	—	—	—	—
Other unsecured advances	161	64	349	7	262
Purchase and resale agreements	4,210	2,512	6,150	8,634	8,827
Loans and receivables securities	3	162	66	79	896
Amounts due from Banco Santander group undertakings	153	5	5	8	4,382
Amounts due from Santander UK group undertakings	27,560	32,584	27,831	26,942	10,910

Total UK	47,763	50,803	49,571	48,799	36,571

Non-UK
Other unsecured advances	31	25	—	—	—
Purchase and resale agreements	—	4,951	188	18	—
Loans and receivable securities	125	—	—	—	—

Total non-UK	156	4,976	188	18	—

Total	47,919	55,779	49,759	48,817	36,571
Less: loan loss allowances	(63)	(112)	(130)	(108)	(77)

Total, net of impairment loss allowances	47,856	55,667	49,629	48,709	36,494

Detailed analysis of the loans and receivables securities included in the table above is set out in Note 19 to the Consolidated Financial Statements. Further analysis of the impairment loss allowance is set out in Note 18 to the Consolidated Financial Statements.

No single concentration of loans and advances, with the exception of corporate loans and amounts due from Santander UK group undertakings as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK accounts for more than 5% of total loans and advances.

Loans and advances to customers maturity analysis

The following table sets forth loans and advances to customers by maturity at 31 December 2013. Overdrafts are included in the “on-demand” category. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Corporate loans	1	230	676	6,079	3,594	5,075	15,655
Other secured advances	1	—	—	18	—	2	21
Other unsecured advances	50	53	—	7	2	49	161
Purchase and resale agreements	—	4,210	—	—	—	—	4,210
Loans and receivables securities	—	—	—	—	—	3	3
Amounts due from Banco Santander group undertakings	1	28	—	111	13	—	153
Amounts due from Santander UK group undertakings	—	2,661	3,690	12,081	9,128	—	27,560

Total UK	53	7,182	4,366	18,296	12,737	5,129	47,763

Non-UK
Other unsecured advances	31	—	—	—	—	—	31
Loans and receivables securities	—	—	—	—	75	50	125

Total non-UK	31	—	—	—	75	50	156

Total	84	7,182	4,366	18,296	12,812	5,179	47,919

Of which:
- Fixed interest rate	81	4,287	1,364	10,531	8,901	4,828	29,992
- Variable interest rate	3	2,895	3,002	7,765	3,911	351	17,927

Total	84	7,182	4,366	18,296	12,812	5,179	47,919

The ANTS group’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.

The balance sheet is managed on a behavioural basis, rather than on the basis of contractual maturity, with many loans being prepaid prior to their legal maturity.

Abbey National Treasury Services plc 2013 Annual Report	17

Detailed Business Review

Balance Sheet Review continued

Impairment loss allowances on loans and advances to customers

Details of the ANTS group’s impairment loss allowances policy are set out in Note 1 to the Consolidated Financial Statements. An analysis of impairment loss allowances on loans and advances to customers, including movements in impairment loss allowances, is set out in Note 18 to the Consolidated Financial Statements.

DERIVATIVE ASSETS AND LIABILITIES

	2013 £m	2012 £m	2011 £m
Assets
- held for trading	20,910	32,873	32,864
- held for hedging	640	403	360

	21,550	33,276	33,224

Liabilities
- held for trading	20,285	32,493	34,180
- held for hedging	1,211	1,595	1,237

	21,496	34,088	35,417

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

Commercial Banking deals with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Markets. Markets is responsible for implementing ANTS group derivative hedging with the external market together with its own trading activities. Further details about market risk are set out in the Risk Management Report.

A summary of the ANTS group’s derivative activities, the related risks associated with such activities and the types of hedging derivatives used in managing such risks, as well as notional amounts and assets and liabilities analysed by contract type are contained in Note 15 of the Consolidated Financial Statements.

TANGIBLE FIXED ASSETS

	2013 £m	2012 £m	2011 £m
Property, plant and equipment	6	6	5

Capital expenditure incurred during the year	3	4	2

Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Note 24 to the Consolidated Financial Statements. The ANTS group had no property interests at 31 December 2013 (2012: none).

At 31 December 2013, the ANTS group operated from two principal Santander UK sites including its headquarters (2012: two). They are used for its business operations, including Commercial Banking; Markets; Corporate Centre; Marketing; People and Talent and Manufacturing.

Management believes its existing properties and those under construction, together with those it leases, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.

18	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Balance Sheet Review continued

DEPOSITS BY BANKS(1)

The balances below include deposits by banks that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2013 £m	2012 £m	2011 £m
Year-end balance	131,987	124,277	128,527
Average balance(1)	131,402	141,318	162,558
Average interest rate(1)	1.31%	1.83%	1.63%

(1)	Calculated using monthly data.

At 31 December 2013, deposits by foreign banks amounted to £12,756m (2012: £9,232m; 2011: £7,912m).

The following tables set forth the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2013 £m	2012 £m	2011 £m
UK	131,314	141,171	161,621
Non-UK	88	147	937

	131,402	141,318	162,558

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2013 £m	2012 £m	2011 £m
Year-end balance	14,849	13,497	17,596
Average balance(1)	11,235	16,720	22,137
Average interest rate(1)	1.19%	1.38%	0.77%

(1)	Calculated using monthly data.

The following tables set forth the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2013 £m	2012 £m	2011 £m
UK
Wholesale deposits	8,035	15,492	19,645

	8,035	15,492	19,645

Non-UK
Wholesale deposits	3,200	1,228	2,492

	3,200	1,228	2,492

	11,235	16,720	22,137

Wholesale deposits are those which either are obtained through the money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates that reflect the inter-bank money market rates.

Abbey National Treasury Services plc 2013 Annual Report	19

Detailed Business Review

Balance Sheet Review continued

SHORT-TERM BORROWINGS

The ANTS group includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission (the ‘SEC’) as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the ANTS group’s balance sheet. The ANTS group’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the table below for each of the years ended 31 December 2013, 2012 and 2011.

	2013 £m	2012 £m	2011 £m
Securities sold under repurchase agreements
- Year-end balance	14,172	23,433	17,490
- Year-end interest rate	0.45%	0.38%	0.49%
- Average balance(1)	19,560	29,486	30,551
- Average interest rate(1)	0.55%	0.38%	0.97%
- Maximum balance(1)	24,810	37,621	36,482
Commercial paper
- Year-end balance	3,996	3,697	3,500
- Year-end interest rate	0.27%	0.37%	0.31%
- Average balance(1)	4,453	3,742	4,787
- Average interest rate(1)	0.28%	0.61%	0.22%
- Maximum balance(1)	5,291	3,921	3,908
Borrowings from banks (Deposits by banks)
- Year-end balance	499	256	835
- Year-end interest rate	0.05%	0.54%	1.08%
- Average balance(1)	521	513	797
- Average interest rate(1)	0.01%	1.44%	1.13%
- Maximum balance(1)	1,149	2,262	1,251
Negotiable certificates of deposit
- Year-end balance	2,646	4,499	2,671
- Year-end interest rate	1.56%	1.97%	1.38%
- Average balance(1)	2,529	2,208	5,222
- Average interest rate(1)	1.51%	1.39%	1.36%
- Maximum balance(1)	3,173	4,499	8,083
Other debt securities in issue
- Year-end balance	5,392	2,305	`2,777
- Year-end interest rate	3.39%	2.46%	2.63%
- Average balance(1)	4,728	4,757	5,389
- Average interest rate(1)	3.10%	2.54%	2.38%
- Maximum balance(1)	6,824	5,619	7,453

(1)	Calculated using monthly data.

The ANTS group issues commercial paper generally in denominations of not less than US$50,000, with maturities of up to 365 days. Commercial paper is issued by the Company and its subsidiary Abbey National North America LLC.

Certificates of deposit and certain time deposits

The following table sets forth the maturities of the ANTS group’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2013.

Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m
Certificates of deposit:
- UK	583	665	599	—	1,847
- Non-UK	781	17	—	—	798
Wholesale time deposits:
- UK	2,505	355	218	222	3,300

	3,869	1,037	817	222	5,945

At 31 December 2013, an additional £14m (2012: £12m) of wholesale deposits were repayable on demand.

20	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Balance Sheet Review continued

DEBT SECURITIES IN ISSUE

The ANTS group has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

	Note	2013 £m	2012 £m	2011 £m
Trading liabilities	29	2,917	4,119	755
Financial liabilities designated at fair value	30	3,407	4,002	6,836
Debt securities in issue	31	30,889	33,770	26,943

		37,213	41,891	34,534

Most of the debt securities that the ANTS group has issued are classified as “Debt securities in issue” in the balance sheet. The remaining debt securities issued by the ANTS group are classified separately in the balance sheet, either because they qualify as “Trading liabilities” or were designated upon initial recognition as “Financial liabilities designated at fair value”. Further information is set out in Notes 29 to 31 to the Consolidated Financial Statements.

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

	Payments due by period
	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m
Deposits by banks (1) (2)	131,988	73,560	28,027	10,893	19,508
Deposits by customers - repos(1)	6,329	6,329	—	—	—
Deposits by customers - other(2)	8,520	5,064	2,253	248	955
Derivative financial instruments	21,496	2,544	3,580	2,372	13,000
Debt securities in issue(3)	37,213	12,893	8,626	6,069	9,625
Operating lease obligations	62	7	14	14	27
Purchase obligations	22	22	—	—	—

Total	205,630	100,419	42,500	19,596	43,115

(1)	Securities sold under repurchase agreements.
(2)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.
(3)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

The repayment terms of the above debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and deposits by customers can be found in Notes 27 and 28 to the Consolidated Financial Statements. The ANTS group has entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

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

In addition, in the ordinary course of business, the ANTS group issues guarantees. The significant types of guarantees are standby letters of credit which represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of the ANTS group’s customer. These are included in the normal impairment loss allowance assessment alongside other forms of credit exposure.

Further, the ANTS group, as is normal in such activity, gives representations, indemnities and warranties on the sale of subsidiaries, businesses and other assets. The maximum potential amount of any claims made against these is usually significantly higher than actual settlements. Provisions are made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.

See Note 22 to the Consolidated Financial Statements for further information regarding off-balance sheet arrangements. See Note 35 to the Consolidated Financial Statements for additional information regarding the ANTS group’s guarantees, commitments and contingencies.

Abbey National Treasury Services plc 2013 Annual Report	21

Detailed Business Review

Balance Sheet Review continued

LIQUIDITY AND FUNDING

Sources and uses of liquidity and funding

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

Liquidity and funding risk is managed on a Santander UK group basis and it is not therefore appropriate to consider these risks separately at an ANTS group level. In addition, under the PRA’s regulatory liquidity regime, Santander UK and ANTS together with Cater Allen Limited, a fellow subsidiary of Santander UK plc, form the Santander UK Defined Liquidity Group (‘DLG’). Under these arrangements, each member of the DLG is liable to support each other in terms of transferring or receiving surplus liquidity in times of stress. In considering the liquidity resources available to the ANTS group, both its own liquid assets and also those of rest of the Santander UK group are separately presented.

In addition, the Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the “Capital Support Deed”) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of section 10 of the Prudential Sourcebook for Banks, Building Societies and Investment Firms (“BIPRU”) of the PRA Handbook. Under section 10.8 of BIPRU, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements.

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

The debt issuance programmes managed by ANTS are set out in Note 31 to the Consolidated Financial Statements.

Further information is set out in “Liquidity and funding risk” in the Risk Management Report.

Cash flows

	2013 £m	2012 £m	2011 £m
Net cash inflow/(outflow) from operating activities	15,846	2,388	(4,555)
Net cash inflow/(outflow) from investing activities	3,196	(5,134)	33
Net cash (outflow)/inflow from financing activities	(2,652)	2,926	(2,004)

Increase/(decrease) in cash and cash equivalents	16,390	180	(6,526)

The major activities and transactions that affected the ANTS group’s cash flows during 2013, 2012 and 2011 were as follows:

In 2013, the net cash inflow from operating activities of £15,846m resulted from the ANTS group’s continued deleveraging process of legacy portfolios in run-off and increased deposits from other banks. In 2013, the net cash inflow from investing activities of £3,196m resulted primarily from the net proceeds of acquisitions and disposals of UK Treasury bills and the disposal of the investment in Abbey National Treasury Services Overseas Holdings Limited. In 2013, the net cash outflow from financing activities of £2,652m reflected repayments of loans capital maturing in the year of £25,467m offset by new issues of loan capital of £23,565m and payment of £750m dividends on ordinary shares. In 2013, cash and cash equivalents increased by £16,390m principally from continued de-leveraging process of legacy portfolios in run-off.

In 2012, the net cash inflow from operating activities of £2,388m resulted from the ANTS group’s continued de-leveraging process of legacy portfolios in run-off, partially offset by the increase in securities held for trading. In 2012, the net cash outflow from investing activities of £5,134m resulted primarily from the acquisition of UK Treasury bills. In 2012, the net cash inflow from financing activities of £2,926m reflected new issues of loan capital of £33,314m offset by repayments of loan capital maturing in the year of £28,388m. In 2012, cash and cash equivalents increased by £180m principally from the issue of new loan capital and the continued de-leveraging process of legacy portfolios in run-off offset by the purchase of Treasury bills.

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

22	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Balance Sheet Review continued

INTEREST RATE SENSITIVITY

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The ANTS group seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the Risk Management Report beginning on page 25.

Changes in net interest income - volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the ANTS group for the years ended 31 December 2013, 2012 and 2011. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2013/2012			2012/2011
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	(1,158)	(295)	(863)	(457)	(439)	(18)
- Non-UK	9	20	(11)	(20)	(23)	3
Loans and advances to customers:
- UK	(27)	(115)	88	671	107	564
Other interest earning financial assets:
- UK	2	2	—	8	201	(193)
- Non-UK	1	1	—	1	—	1

Total interest income
- UK	(1,183)	(408)	(775)	222	(131)	353
- Non-UK	10	21	(11)	(19)	(23)	4

	(1,173)	(387)	(786)	203	(154)	357

Interest expense
Deposits by banks:
- UK	(961)	(287)	(674)	(97)	(206)	109
Deposits by customers - wholesale deposits:
- UK	31	(14)	45	(27)	2	(29)
- Non-UK	1	—	1	—	—	—
Subordinated debt:
- UK	—	—	—	(13)	(13)	—
Debt securities in issue:
- UK	4	(103)	107	723	77	646
- Non UK	(8)	12	(20)	(13)	(22)	9
Other interest-bearing financial liabilities:
- UK	—	—	—	2	—	2

Total interest expense
- UK	(926)	(404)	(522)	588	(140)	728
- Non-UK	(7)	12	(19)	(13)	(22)	9

	(933)	(392)	(541)	575	(162)	737

Net interest income	(240)	5	(245)	(372)	8	(380)

Abbey National Treasury Services plc 2013 Annual Report	23

Detailed Business Review

Balance Sheet Review continued

AVERAGE BALANCE SHEET

As year-end statements may not be representative of the ANTS group’s activity throughout the year, average balance sheets for the ANTS group are presented below. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

	2013			2012			2011
	Average Balance(1) £m	Interest(4) (5) £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets
Loans and advances to banks:
- UK	105,816	1,562	1.48	118,670	2,720	2.29	137,713	3,177	2.31
- Non-UK	8,382	21	0.25	3,113	12	0.39	11,675	32	0.27
Loans and advances to customers:(3)
- UK	39,738	1,072	2.70	44,368	1,099	2.48	35,517	428	1.21
Other interest-earning financial assets
- UK	3,955	40	1.01	3,760	38	1.01	489	30	6.13
- Non UK	166	2	1.20	92	1	1.09	—	—	—

Total average interest-earning assets, interest income(2)	158,057	2,697	1.71	170,003	3,870	2.28	185,394	3,667	1.98

Impairment loss allowances	(105)	—	—	(142)	—	—	(111)	—	—
Trading business	25,032	—	—	26,444	—	—	36,205	—	—
Assets designated at FVTPL	2,888	—	—	4,152	—	—	5,520	—	—
Other non-interest-earning assets	33,955	—	—	39,971	—	—	31,741	—	—

Total average assets	219,827	—	—	240,428	—	—	258,749	—	—

Non-UK assets as a % of total	3.89	—	—	1.33	—	—	4.51	—	—

Liabilities
Deposits by banks:
- UK	(113,290)	(1,498)	1.32	(128,254)	(2,459)	1.92	(139,496)	(2,554)	1.83
- Non-UK	(14)	—	—	(90)	—	—	(14)	—	—
Deposits by customers - wholesale:
- UK	(5,492)	(99)	1.80	(6,879)	(68)	0.99	(6,754)	(95)	1.41
- Non-UK	(628)	(1)	0.16	(68)	—	—	—	—	—
Bonds and medium-term notes:
- UK	(26,097)	(1,183)	4.53	(28,605)	(1,179)	4.12	(24,479)	(456)	1.86
- Non-UK	(4,512)	(17)	0.38	(3,043)	(25)	0.82	(7,019)	(38)	0.54
Dated and undated loan capital and other subordinated liabilities:
- UK	—	—	—	—	—	—	(102)	(13)	12.75

Total average interest-bearing liabilities, interest expense(2)	(150,033)	(2,798)	1.86	(166,939)	(3,731)	2.23	(177,864)	(3,156)	1.77

Trading business	(30,343)	—	—	(27,947)	—	—	(41,614)	—	—
Liabilities designated at FVTPL	(4,997)	—	—	(5,152)	—	—	(6,303)	—	—
Non-interest-bearing liabilities:
- Other	(30,541)	—	—	(36,654)	—	—	(29,440)	—	—
- Shareholders’ funds	(3,913)	—	—	(3,736)	—	—	(3,528)	—	—

Total average liabilities and shareholders’ funds	(219,827)	—	—	(240,428)	—	—	(258,749)	—	—

Non-UK liabilities as a % of total	2.34	—	—	1.33	—	—	2.72	—	—

(1)	Average balances are based upon monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2013 was 105.35% (2012: 101.84%, 2011: 104.23%).
(3)	Loans and advances to customers include non-performing loans. See the “Credit Risk” section of the Risk Management Report.
(4)	The net interest margin for the year ended 31 December 2013 was (0.06)% (2012: 0.08%, 2011: 0.28%). Net interest margin is calculated as net interest income divided by average interest-earning assets.
(5)

The interest spread for the year ended 31 December 2013 was (0.16)% (2012: 0.04%, 2011: 0.2%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

24	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report

This Risk Management Report contains audited financial information and forms an integral part of the Consolidated Financial Statements, except as otherwise marked as unaudited.

Abbey National Treasury Services plc 2013 Annual Report	25

Detailed Business Review

Risk Management Report continued

RISK MANAGEMENT REPORT

This Risk Management Report contains audited financial information and forms an integral part of the Consolidated Financial Statements, except as otherwise marked as unaudited.

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

ANTS contains part of a number of Santander UK’s business segments. Specifically, ANTS consists of part of the Santander UK group’s Commercial Banking and Corporate Centre business segments and its entire Markets business segment. Whether transactions are booked in ANTS or another Santander UK group entity reflects historical or operational reasons and does not necessarily reflect any particular business split.

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

As a subsidiary of Santander UK plc, ANTS has adopted the Santander UK Risk Framework. As a consequence, the ANTS group’s risks are managed at a Santander UK group level in accordance with the Santander UK group’s Risk Framework. The Risk Management Report describes the Santander UK group’s Risk Framework and includes more detail on the key risks (on a segmental basis or aggregated where relevant) to which the ANTS group is directly exposed. In addition, as a consequence of the guarantee given by the ANTS group in respect of the liabilities of Santander UK plc, the ANTS group is indirectly exposed to risks that arise in parts of the Santander UK group that are wholly outside the ANTS group. Those risks consist of retail credit risk and pension obligations risk.

The Risk Management Report consists of:

•	A description of Santander UK’s approach to the management of risk, including its Risk Framework, and

•	Further detail on the ANTS group’s key risks, with separate discussions of:

•	Financial risks; and

•	Non-financial risks.

Throughout the Risk Management Report, except where stated otherwise, references to Santander UK should be taken to include the ANTS group (reflecting both the risks that ANTS is directly exposed to through its own activities and the risks arising elsewhere in the Santander UK group that ANTS is indirectly exposed to due to the existence of the cross guarantees described above).

26	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

RISK MANAGEMENT

INTRODUCTION (unaudited)

As a significant financial services provider, risk is at the core of Santander UK’s day-to-day activities. The understanding and control of risk is critical for the effective management of the business. Santander UK aims to employ a prudent approach and advanced risk management techniques to facilitate the delivery of robust financial performance, and ultimately build sustainable value for all our stakeholders, including our staff, customers, fixed income investors, shareholders and the communities in which we operate. Santander UK aims to maintain a predictable medium-low risk profile.

RISK FRAMEWORK

The Risk Framework in place at 31 December 2013, as set out below, was employed throughout 2013, and was not significantly changed from the framework set out in the 2012 Annual Report. The key components of this framework include:

•	Risk definition and structure;

•	Overriding principles and minimum standards;

•	Governance, roles and responsibilities; and

•	System of internal control for risk.

In December 2013, the Board of Santander UK plc (the “Santander UK Board”) approved an updated Risk Framework, which will be implemented and embedded during 2014. As a subsidiary of Santander UK plc, ANTS has adopted this Risk Framework. The key changes to be introduced as part of this new framework include a simplification of the key risk types and a streamlining of the lines of defence model. There is no change to the overriding principles. The main changes that will be introduced during 2014 as part of this updated framework are::

•	Reducing the number of Key Risk Types to: Credit, Market, Balance Sheet Management (currently known as Structural), Operational, Conduct, Regulatory and Legal;

•	Removing the additional classification of financial / non-financial risks;

•	Creation of a new Conduct & Regulatory Risk Committee which reports to the Executive Risk Committee; and

•	Inclusion of a Risk Culture statement.

Risk definition and structure

Risk is defined as the uncertainty around Santander UK’s ability to achieve its business objectives. It specifically equates to a number of risk factors that have the potential to adversely impact on Santander UK’s financial resources.

The key risk types for the Santander UK group are defined in the next section. As set out in the diagram opposite, the key risk types are classified as:

•	Financial, and

•	Non-financial.

Abbey National Treasury Services plc 2013 Annual Report	27

Detailed Business Review

Risk Management Report continued

Financial Risks	Definition
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

Structural Risks

Non-Traded Market Risk is Santander UK’s risk of loss of income or economic value arising from changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect Santander UK’s net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.

Pension Risk is both the risk of the change in the accounting position and the risk of an unplanned increase in funding required by Santander UK’s defined benefit pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.

Liquidity and Funding Risk is the risk that Santander UK, although solvent, either does not have available sufficient liquid financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost, or that Santander UK does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient or a funding programme such as debt issuance subsequently fails.

Capital Risk is defined as the risk of Santander UK not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.

Non Financial Risks	Definition

Conduct Risk	The risk that Santander UK’s decisions and behaviours lead to detrimental or poor outcomes for our customers.

Operational Risk

The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Additionally certain key risk types are managed as integral subsets of Santander UK’s overall operational risk management:

	Strategic Risk	The risk of material deviations in expected/target shareholder value as a result of poor definition or implementation of Santander UK’s strategy.

	Reputational Risk	The risk that the reputation of Santander UK prevents the achievement of its strategic objectives.

	People and Talent Risk	The risk of not having the sufficient number and quality of people to deliver Santander UK’s strategy or comply with legislative requirements.

	Accounting and Reporting Risk	The failure to comply with regulatory and legal requirements for accounting and reporting of financial disclosures, which may lead to fines and/or restrictions and/or reputational damage.

Regulatory Risk	The risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules.

Legal Risk	The risk of loss arising from a:
• defective transaction;
• failure to take appropriate measures to protect assets;
• claim being made or some other event occurring which results in a liability for Santander UK or other loss; or
• change in law.

28	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Overriding principles and minimum standards

The following statements are the overriding principles and minimum standards which underpin the Santander UK Risk Framework:

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

Governance, roles and responsibilities

Committee structure

The diagram below sets out the main Santander UK Board and Santander UK management committees which underpin the Santander UK Risk Framework. As a subsidiary of Santander UK plc, the ANTS group is subject to the Santander UK Risk Framework.

To the extent that a Committee considers matters of relevance to other Committees within the framework, such matters are shared with that Committee as appropriate. This is discharged through information reporting and / or common membership. In addition, for larger value credit transactions and other significant risk exposures, reference is made to the “Comisión Delegada de Riesgos” (‘CDR’ or “Delegated Risk Committee”) in the Banco Santander group.

Abbey National Treasury Services plc 2013 Annual Report	29

Detailed Business Review

Risk Management Report continued

Key responsibilities

The key risk responsibilities of the Santander UK Board and its committees include:

Board/Board Committees	Main risk responsibilities (within overall responsibilities)

The Board	•	Overall responsibility for business execution and risk management.
	•	Approval of the Santander UK Risk Framework and Risk Appetite.

Board Risk Committee	•	Advise the Santander UK Board on Santander UK’s overall Risk Appetite, tolerance and strategy, taking account of the current and prospective macroeconomic and financial environment.
	•	Oversee and advise the Santander UK Board on current risk exposure and future risk strategy.
	•	Review Risk Appetite for submission to the Santander UK Board.
	•	Review and recommend the Risk Framework for the Santander UK Board’s approval.
	•	Review and approve specific risk frameworks.
	•	Consider and recommend actions in respect of all risk issues escalated by the Chief Risk Officer.
	•	Review the effectiveness of risk management systems and internal controls.
	•	Review significant transactions from a risk perspective.

Board Remuneration Oversight Committee	•	Oversee and supervise policies and frameworks covering remuneration and reward.
	•	Review new or changed short-term or long-term incentive plans.
	•	Ensure that measurement of performance includes adjustments for all types of current and future risks.

Board Nomination Committee	•	Identify and nominate candidates to fill Santander UK Board vacancies.
	•	Recommend membership of the Santander UK Board Risk Committee, Santander UK Board Audit Committee and Santander UK Board Remuneration Oversight Committee to the Santander UK Board.
	•	Consider succession planning for Santander UK Directors and other senior executives.

Board Audit Committee	•

Monitor and review the integrity of Santander UK’s financial statements, and any formal announcements relating to Santander UK’s financial performance, including significant financial reporting judgements contained in them.

	•	Review internal financial controls.
	•	Assess the external auditor’s independence and objectivity and monitor the effectiveness of the audit process.
	•	Monitor and review the effectiveness of the internal audit function.
	•	Review whistle-blowing arrangements.

30	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

The key risk responsibilities of the Santander UK executive committees include:

Executive Committees	Main risk responsibilities

Asset and Liability Committee	•	Recommend non-traded market risk exposure of Santander UK’s balance sheet, composition of Santander UK’s capital structure and assess the management of funding and liquidity.

Executive Risk Committee	•	Review Santander UK’s Risk Appetite proposal prior to submission to the Santander UK Board.
	•	Monitor compliance with Santander UK’s Risk Framework, Risk Appetite and risk policies.
	•	Review and monitor risk exposures and approve any corrective action required.
	•	Approve credit and market risk transactions for exposures above the authorities delegated to the Credit and Investment Approvals Committee.
	•	Review and monitor FMIR and ensure any exposures in excess of appetite are appropriately dealt with.

Strategic Pensions Committee (‘SPC’)	•	Review pension risk appetite proposals.
	•	Review and monitor actuarial valuations and related impacts on Santander UK’s contributions, capital and funding arrangements.
	•	Consult with the pension scheme trustees on scheme investment strategy.

Executive Committee	•	Consider and approve business plans aligned with Santander UK’s Risk Framework and Risk Appetite prior to submission to the Santander UK Board for approval.
	•	Receive updates from Santander UK CEO-level committees on key risk issues and monitor actions taken.

Risk Oversight Committee	•	Challenge and monitor usage of Risk Appetite.
	•	Review Risk Appetite framework, prior to submission to the Santander UK Board.
	•	Review and challenge risk frameworks from an oversight perspective.
	•	Provide advice on risk management, risk strategy and risk policy matters.

Other Santander UK committees with key risk responsibilities include:

Other committees	Main risk responsibilities

Risk Management Committee	Establish adequate and effective risk control processes, policies and reporting systems to ensure all financial risks are managed within the Risk Framework approved by the Santander UK Board.

Internal Control Committee	Establish adequate and effective risk control processes, policies and reporting systems to ensure all non-financial risks are managed within the Risk Framework approved by the Santander UK Board.

Credit and Investment Approvals Committee

Approve corporate and wholesale credit and investment transactions over and above the levels delegated to individuals and below levels required to be submitted to the Santander UK Executive Risk Committee.

Capital Committee

Establish adequate and effective risk control processes, reporting systems and processes to ensure that all material capital risks are managed within the Risk Framework approved by the Santander UK Board.

Operational Pensions Committee	Support the SPC by recommending significant changes to pension arrangements and funding strategies. Approve forward-looking plans, projects and initiatives, referring material matters to the SPC.

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

Disclosure Committee

Ensure the adequacy and effectiveness of Santander UK’s disclosure controls and procedures and review and evaluate material financial information and announcements to be disclosed to the London Stock Exchange, SEC and other recognised bodies.

Abbey National Treasury Services plc 2013 Annual Report	31

Detailed Business Review

Risk Management Report continued

The Chief Executive Officer

The Santander UK Board delegates responsibility to the Santander UK Chief Executive Officer (‘CEO’) (references on following pages to the CEO are to the Santander UK CEO) for the execution of business activities and the management of risk on a day-to-day basis. The key responsibilities of the CEO relating to risk are to:

•

Propose and execute Santander UK’s business plan and strategy, and manage the risks that arise in the execution of this strategy with a delegated authority from the Santander UK Board for this purpose.

•

Propose to the Santander UK Board the Risk Appetite in order to agree on the maximum level and type of risk Santander UK is willing and able to accept to achieve its strategic objectives and business plan.

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

The Chief Risk Officer

As the leader of the risk function for Santander UK, the Santander UK Chief Risk Officer (‘CRO’) provides oversight and challenge. The CRO reports to the Santander UK Board and also has a reporting line to the CEO for operational purposes. The key responsibilities of the CRO are to:

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

•	Provide assessment on key risks to the CEO, Santander UK Board Risk Committee and Santander UK Board, escalating any issue or breach of appetite or limit as necessary.

The Chief Internal Auditor

The Santander UK Chief Internal Auditor reports to the Santander UK Board Audit Committee and also has a reporting line to the CEO for operational purposes. The Chief Internal Auditor also has a direct reporting line to the Chief Internal Auditor of Banco Santander, S.A. The main responsibilities of the Chief Internal Auditor are to:

•	Ensure that every significant activity and entity is within the scope of Internal Audit.

•	Design and implement a suitable methodology that embraces all aspects of audit work, identifies key risks and evaluates controls.

•	Develop an Audit Plan based upon evaluation of existing risks and to deliver that Audit Plan through the issuance of audit and other assurance and monitoring reports.

•	Undertake all audits, special reviews, reports and commissions requested by the Santander UK Board Audit Committee.

•	Undertake regular business monitoring through engagement with internal control functions and external audit.

•	Develop and implement an internal auditor training plan with regular skills assessment.

32	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Risk organisational structure

Santander UK is structured into three lines of defence with clearly defined and segregated responsibilities with respect to risk:

Business Units which, through the execution of their business activities, originate risk. The head of each business unit is responsible for these risks and their primary management including:
•	Their identification, assessment, measurement and reporting; and
•	Management in line with Risk Appetite statements, policies and controls.
Specialised Risk Units which support the business in the management of complex and specialised risk.

Risk Control Units are independent from risk origination functions. They are under the executive responsibility of the CEO and also report to the CRO. They comprise the Chief Risk Management Officer (‘CRMO’) Unit, the Internal Control Unit, and Legal and Secretariat. The risk control units are responsible for effectively controlling risks and ensuring they are managed within the risk limits and mandates approved by the Santander UK Board and CEO for which they:

•	Define and propose Risk Appetite and policies, ensuring an adequate link between them;
•	Use stress tests and scenario analysis to inform and assess Santander UK’s resilience with respect to its business objectives and risk statements and limits;
•	Measure and monitor risk exposures and profiles, and generate risk management information for senior management and committees;
•	Identify, assess and report risks including limit/threshold breaches and ensuring remedial actions are in place;
•	Define comprehensive but appropriate controls and ensure these are embedded; and
•	Maintain appropriate management information and risk reporting systems.

The Risk Oversight Unit assists the CRO in ensuring that risk management and control operates under the risk mandates and limits defined by the Santander UK Board and:
•	Provides independent risk assessment and advice to the CRO, CEO, Santander UK Board Risk Committee and Santander UK Board;
•	Defines and proposes the Risk Frameworks for Santander UK Board and Santander UK Board Risk Committee approval;
•	Oversees and challenges risk management and risk control, including the oversight of the Risk Appetite proposed, and the associated business plan;
•	Conducts and co-ordinates Risk Appetite stress testing;
•	Verifies the adequacy and completeness of the systems of controls;
•	Identifies and assesses key enterprise-wide risks and potential emerging and future risks; and
•	Validates models and methodologies used for risk management.
The third line of defence is carried out by Internal Audit, which reports to the Santander UK Board Audit Committee. Its main functions are:
•	Independently assess the fulfilment, effectiveness and efficiency of internal control systems, as well as the reliability and quality of the accounting;
•

Verify that the units responsible for exercising control over risks fulfil their purpose and respect the policies set by senior management, the procedures and the relevant internal and external regulations; and

•	Independently assure the adequacy and effectiveness of implementations of risk policies.

Abbey National Treasury Services plc 2013 Annual Report	33

Detailed Business Review

Risk Management Report continued

The reporting lines of these units with respect to the management of risk are set out below:

System of Internal Control for Risk

Santander UK’s system of internal control for risk comprises a hierarchy of risk frameworks, policies and limits for each specific risk type. Specific risk frameworks establish the principles, standards, rules and governance requirements for the management and control of each risk type. In support of these frameworks, each specific risk type has its own suite of policies and limits. These set out the rules and risk limits for the management of risk at a more granular level (e.g. credit portfolios). The risk limits employed in the management of each specific risk type are linked to Santander UK’s overall Risk Appetite, as set out in the next section.

34	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

RISK APPETITE (unaudited)

The Risk Appetite defines the type and the level of risk that Santander UK is willing and able to accept in pursuit of its strategic objectives under a severe but plausible stress scenario. The Risk Appetite and the Santander UK strategy are inter-related. The strategy must be achievable within the agreed boundaries determined by the Risk Appetite.

The Santander UK Board approves and oversees the annual formulation of the Risk Appetite statement, ensuring that it continues to be relevant to Santander UK’s current and planned activities, the external environment, and that regulatory developments are reflected. It is senior management’s responsibility to establish the risk profile, reflected in the annual budget and medium term strategy, consistent with the Risk Appetite statement.

In order to ensure that the Santander UK risk profile is within appetite, two types of monitoring are performed. On a monthly basis, actual values against the Risk Appetite statement are monitored. At least semi-annually, the performance of the business plan against the Risk Appetite under stressed conditions is assessed to detect potential breaches.

The Risk Appetite is expressed through principles and metrics, as follows:

Principles	These are statements which are based on Santander UK’s strategic and governing financial objectives and risk management principles.
Primary metrics	These metrics are the primary articulation of the Risk Appetite of Santander UK and are expressed under severe but plausible scenarios. The primary metrics cover Losses, Capital and Liquidity.
Complementary metrics	These metrics support the primary metrics and are aligned to the Risk Appetite principles. The main objective of these metrics is to control risk concentrations.

For aspects of risks that do not lend themselves to expression through metrics, qualitative statements are employed. These also cover specific exclusions and restrictions in respect of the types of customers or activities that Santander UK will not engage in business with.

Principles

The principles that govern the Risk Appetite statements which are based on Santander UK’s strategic and governing financial objectives and risk management principles are as follows.

•	Maintain a predictable, medium-low risk profile;

•	Maintain a moderate market risk appetite;

•	Maintain a risk-averse approach to Operational, Conduct, Regulatory and Legal Risks.

•	Maintain a stable policy of profit generation and dividend payments and ensure adequate capital returns;

•	Preserve strong capital and liquidity ratios as an autonomous subsidiary;

•	Employ a funding strategy that:

•	Avoids excessive reliance on wholesale funding;

•	Provides effective diversification in the sources and tenor of funding.

•	Control large concentrations to single obligors and industry sectors;

•	Comply with all regulatory requirements;

•	Maintain the trust of its customers, shareholders, employees and business counterparties; and

•	Ensure that remuneration and incentives support the wider risk management and risk culture objectives.

Primary Metrics

Losses	The Risk Appetite for losses is expressed as the maximum amount of loss that Santander UK is willing to accept, in any one year, under a plausible but severe stress scenario.
Capital

The Risk Appetite for capital is expressed as the minimum level of capital that Santander UK wishes to maintain under a severe but plausible stress scenario, expressed both in economic capital and regulatory capital terms.

Liquidity

The Liquidity Risk Appetite is expressed in terms of the structural balance sheet profile combined with a requirement for full coverage of a pre-defined internal stress. The internal stress is based upon the currently assessed most plausible scenario.

Complementary Metrics

Single Name	The total amount of exposure that Santander UK has to a single name corporate, financial institution or supranational counterparty.
Sector	The maximum exposure that Santander UK wishes to maintain with a single industry sector.
Top 20 Exposures	The cumulative amount of the top 20 largest exposures that Santander UK has with Corporate and Financial Institution counterparties expressed as a percentage of the capital base.
Sovereign/country	The maximum amount that Santander UK wishes to maintain with a sovereign, country or geographic area.
Product	The maximum amount that Santander UK wishes to maintain with a certain product set, e.g. Leverage Finance, Project Finance.

Abbey National Treasury Services plc 2013 Annual Report	35

Detailed Business Review

Risk Management Report continued

KEY TOOLS AND TECHNIQUES (unaudited)

In managing risk, Santander UK employs a number of tools and techniques. These are described in further detail in the later sections of this report. In summary, they comprise the following:

Measurement Tools

•

Internal rating and scoring models which, by assessing the qualitative and quantitative risk components by customer and transaction or product, make it possible to measure risk and therefore set lending and account management strategies.

•	Self-assessment techniques employed, for example, in operational risk and supplemented by use of loss data.

•	Market risk models, including Value at Risk (‘VaR’), used for managing market risk and setting the market risk limits for the trading portfolios.

Economic Capital

The Santander UK Economic Capital model is used to manage risk by calculating the internal capital requirement: the minimum amount of capital Santander UK needs, at a given confidence level, to absorb unexpected losses taking into account all the significant risks of its activity. The Economic Capital model considers risks beyond those envisaged in the regulatory capital Pillar 1 approach. Critically, the Economic Capital model considers portfolio concentration and diversification between businesses. Further risks captured in the Economic Capital model which are not considered in the Pillar 1 regulatory framework are structural interest rate risk and business risk.

Exposure is broken down by the risk type (e.g. credit, market, operational), and the business unit. Credit risk is modelled using a Monte Carlo simulation to produce a Value-at-Risk (‘VaR’), with a 1 year time horizon. Adjustments are made outside the Monte Carlo process to account for volatility in Loss Given Default (‘LGD’), and also correlations between LGD and the Probability of Default (‘PD’). Market risk is also calculated using a VaR approach, using historical simulation. The results are adjusted to match the time horizon employed in credit risk. Similar approaches are adopted for other risks, such as operational risk. The consequent economic requirement is aggregated across the risk types and business units, taking account of the correlations which exist between them, and sensitivities to the various risk drivers.

Risk and Reward Measurement

Santander UK employs a return on risk-adjusted capital (‘RORAC’) methodology with the following activities and objectives:

•	Calculation of economic capital requirements and of the return thereon for business units and products in order to facilitate an optimal allocation of economic capital;

•	Budgeting of capital requirement and RORAC of business units; and

•	Analysis and setting of prices in the decision-making process for transactions or products, such as loan approval.

RORAC facilitates the comparison of the performance of transactions, customers, portfolios and businesses. It also identifies those which achieve a risk-adjusted return higher than the cost of capital, aligning risk management and business management with the aim of maximising value creation.

During 2013 Santander UK also employed Return on Risk Weighted Assets (RORWA) in order to provide greater insight into relative business performance and to inform decisions around remuneration.

Stress Testing

The main objective of stress testing is to enhance senior management’s understanding of the sensitivity of Santander UK’s business plan, earnings and risk profile to stress scenarios of both a systemic and idiosyncratic nature. Stress testing outputs form the basis for designing appropriate action plans aimed at mitigating potentially damaging effects.

The Santander UK Board considers stress testing outputs as part of risk governance, with the Board Risk Committee providing oversight and challenge. The Executive Risk Committee is responsible for ensuring the integrity of the stress testing approaches, processes and results as well as the overall adherence to the Stress Testing Framework.

The Stress Testing Framework has been designed with the objective of ensuring that consistent and comprehensive stress testing is undertaken throughout Santander UK, and that stress testing is an integral part of:

•	The setting and review of Santander UK’s Risk Appetite;

•	The three year planning process;

•	The capital planning process;

•	Liquidity and contingency planning; and

•	Santander UK’s compliance with prevailing regulatory requirements.

Santander UK uses stress-testing as a risk management tool in order to improve business planning and risk management. A multi-layered approach has been designed in order to capture risks at various levels, from simple portfolio / risk type sensitivity analyses to comprehensive Santander UK-wide scenario studies.

36	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Santander UK routinely develops forward-looking hypothetical scenarios which are mainly used for capital planning purposes and risk appetite setting. This analysis considers a range of scenarios featuring different macro-economic dynamics, events and degrees of severity. The scenarios are designed to address all material risk types as well as vulnerabilities deemed relevant to Santander UK. The scenarios contain projections for key variables such as GDP, house prices index, unemployment and interest rates. By way of example, the range of severities considered includes scenarios featuring an economic recession in which GDP suffers an overall contraction of approximately 10% with unemployment reaching rates as high as 14% and housing prices falling up to 40% from their peak level.

The links between underlying economic factors and internal losses or stressed risk parameters are primarily based on Santander UK stress testing models, experience and analysis, which may be supplemented by external research and at times supervisory guidance.

Santander UK also conducts reverse stress tests. These are tests in which Santander UK is required to identify and assess scenarios that are most likely to cause the failure of its current business model. The results of the reverse stress test are reviewed and approved by senior management and ultimately by the Santander UK Board.

Model Validation

Santander UK uses models for the granting of credit, pricing, risk appetite setting, regulatory capital calculations, economic capital calculations, stress testing and provisioning across the various types. Given the importance of models across the Santander UK group, an independent validation team provides assurance with respect to their appropriateness and reliability. The principal characteristics of the independent validation team are:

•

The validation is conducted independently of the teams responsible for the development of the models, and has a separate reporting line. The validation team is organised on a global basis across the Banco Santander group, with teams in London, Madrid, Sao Paulo and New York. This structure ensures consistency of validations and associated standards, knowledge sharing including best practices and a consistent approach to validation of global models;

•	It is specialised and expert, and reviews not just the methodological aspects of the models, but also the technical environment and data employed;

•	Validation is undertaken to ensure all our regulatory obligations are met;

•	Key assumptions and parameters are identified within the model and analysis is performed to ensure their adequacy including checks related to the justification documented by developers;

•	Sensitivity analysis and stress testing is performed on models as appropriate;

•	Adequacy of relevant documentation is examined;

•	The use of the model within the business is examined;

•	The validation unit check checks controls surrounding the model including details of monitoring; and

•	Strengths and weaknesses of the model are summarised for presentation to appropriate governance committees.

RISK CULTURE (unaudited)

Our risk culture is embedded into all business units through the implementation of the Santander UK Risk Framework and initiatives aligned to the Risk Culture statement.

•

The CEO, CRO and senior Executives are responsible for promoting a corporate culture across the Santander UK group. ‘The Santander Way’, launched during 2013, aligns the Santander UK group’s vision and corporate values with its ethical practices and social responsibility.

•

The Santander UK Risk Framework, implemented in 2012, provides a common acceptance throughout the organisation of the importance of continuous identification, assessment, management and reporting of risks including clear accountability and ownership of risk areas. Minimum standards apply to each of the five core principles within the Santander UK Risk Framework and are monitored through a documented attestation process.

•

The Santander UK Risk Culture statement confirms that “Santander UK will only take risks that it understands and will always remain prudent in identifying, assessing, managing and reporting all risks. We proactively encourage our people to take personal responsibility for doing the right thing and to challenge without fear. We ensure decisions are taken in the best interests of all our stakeholders and are in line with ‘The Santander Way’.”

•

A risk awareness communication and training campaign was delivered during 2013 to help strengthen and embed a risk management culture highlighting personal accountability for managing risk, aligned to ‘The Santander Way’, the Santander UK Risk Framework Core Principles and the Risk Culture statement.

Abbey National Treasury Services plc 2013 Annual Report	37

Detailed Business Review

Risk Management Report continued

RISK TYPES

ALLOCATION OF RISK ACROSS SANTANDER UK (unaudited)

As a homogenous measure of risk, economic capital can be used to illustrate the distribution of risk across those risk types for which capital is considered an effective mitigant.

The table below sets out the distribution of economic capital requirements across the Santander UK group at 31 December 2013 and 2012 by key risk type and by business segment. This allocation does not make allowance for the effects of diversification across risks or assets. As described on page 26, the Company is exposed to the same risks as the Santander UK group, of which the Company and the ANTS group are part.

2013
Risk Type	Retail Banking %	Commercial Banking %	Markets %	Corporate Centre %	Total %
Credit Risk	26	32	4	7	69
Traded Market Risk	—	—	1	—	1
Structural Risk	5	—	—	10	15
Non Financial Risk	12	2	1	—	15

Total	43	34	6	17	100

2012
Risk Type	Retail Banking %	Commercial Banking %	Markets %	Corporate Centre(1) %	Total %
Credit Risk(1)	31	31	2	8	72
Traded Market Risk	—	—	1	—	1
Structural Risk	3	—	—	8	11
Non Financial Risk	13	2	1	—	16

Total	47	33	4	16	100

(1)	Credit risk in Corporate Centre at 31 December 2012 included capital allocated to the co-brands credit card business.

2013 compared to 2012 (unaudited)

During 2013, the economic capital methodology for the modelling of the profile of derivative exposure over time was enhanced, resulting in an increase in the allocation of economic capital to credit risk in Markets. The reduction seen in Santander UK’s Retail Banking credit risk was predominantly due to the reduction in mortgage asset across the year, coupled with the transfer of the co-brands credit card portfolio to Corporate Centre. The increased economic capital requirement for structural risk in Retail Banking was mainly due to the change in the component of pension risk allocated to that business unit.

CREDIT RISK

CREDIT RISK MANAGEMENT

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which ANTS has directly provided credit, or for which ANTS has assumed a financial obligation.

ANTS’s exposures to credit risk arise in the following businesses:

COMMERCIAL BANKING		MARKETS		CORPORATE CENTRE
•	Exposures arise from treasury, corporate and wholesale banking services. These services are provided to large corporates, UK SMEs and specialist businesses.	•	Exposures arise from financial services and treasury products provided to financial institutions and large corporates.	•	Exposures arise from asset and liability management of the balance sheet. This area is also responsible for managing credit risk on the non-core and legacy portfolios being run down.

The credit risk arising in each of these businesses is covered in further detail in subsequent sections. Across these business segments, the management of credit risk is tailored according to the type of customer. These are typically classified as either non-standardised or standardised customers as follows:

STANDARDISED CUSTOMERS
•

Consist primarily of individuals and small businesses. Risk management is based on internal risk assessment and automatic decision-making models, supported by teams of analysts specialising in this type of risk.

•	As a general rule, the following businesses deal with standardised customers: Commercial Banking and Corporate Centre (for certain non-core portfolios).

NON-STANDARDISED CUSTOMERS
•

Consist mostly of medium and large corporate customers and financial institutions where risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

•	As a general rule, the following businesses deal with non-standardised customers: Commercial Banking, Markets and Corporate Centre.

38	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

THE CREDIT CYCLE

The credit cycle comprises the following elements. Each element is described in further detail below:

1. Risk limit planning and setting

This phase involves setting risk limits which:

•	Align to Santander UK’s business plan and strategic aims;

•	Ensure adherence to Santander UK’s Risk Appetite; and

•	Control the risk associated with any new product proposals.

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

Abbey National Treasury Services plc 2013 Annual Report	39

Detailed Business Review

Risk Management Report continued

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

STANDARDISED CUSTOMERS
•	Santander UK typically employs statistical models that automatically assign a score to the proposed transaction or customer. Such scorecards typically work in conjunction with other policy rules.

•

Most decisions are made via an automated route. There are cases however where additional qualification and manual intervention is necessary. Risk assessment is not constrained to decisions at origination, as often scorecards exist across the customer lifecycle.

•	Scorecards and policies are monitored frequently, with both quantitative and qualitative triggers embedded.

NON-STANDARDISED CUSTOMERS
•

Ratings for non-standardised customers and financial institutions employ specific proprietary rating systems. For many non-standardised counterparties with a global footprint, Santander UK employs rating tools, co-ordinated on a global basis by the Banco Santander group. Portfolios of this nature include sovereigns, large corporate and certain financial institutions.

•	The rating tools are also reviewed in order to progressively fine-tune the ratings they provide.

•

The tools utilised contain both quantitative and qualitative components. The quantitative stage involves the analysis of the relative financial performance of the customer, together with macro-economic data. This is supplemented in the qualitative stage with an analyst’s expert judgement.

•	The ratings are reviewed at least annually and more frequently in cases where monitoring indicates this is appropriate.

Credit risk parameters

The Santander UK group (including the ANTS group) uses a number of measures and measurement tools for the purposes of making internal credit risk assessments and lending decisions and for calculating regulatory capital in accordance with Basel II requirements but these are not used in the calculation of impairment loss allowances for accounting purposes under IFRS. For the remainder of the Risk Management Report, impairments, impairment losses and impairment loss allowances refer to calculations in accordance with IFRS unless specified as relating to Basel II. For details of the accounting policies for impairment calculated in accordance with IFRS refer to pages 123 to 124.

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

The parameters estimated for global portfolios (e.g. banks) are the same throughout the Banco Santander group. Therefore, a financial institution will have the same PD for a specific rating, regardless of the Banco Santander group entity in which the exposure is booked. By contrast, local portfolios (e.g. residential mortgages) have specific score and rating systems. PDs are assessed specifically for each borrower within the portfolio. When evaluating the credit risk of a specific subsidiary of a global institution, the Santander UK group makes an assessment and develops the appropriate rating for the subsidiary to be used in the evaluation of the credit risk in the transactions with this subsidiary.

40	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

3. Transaction decision-making

Having analysed a credit transaction and rated the customer, a decision is then made about whether or not to approve the transaction. This decision-making process takes account of:

•	The credit quality of the customer, the underlying risk of the transaction and the extent of any risk mitigation (e.g. collateral);

•	Associated risk policy, limits and appetite; and

•	Achievement of the correct balance between risk and associated return.

All decisions to approve credit transactions are made under authority delegated by the Santander UK Board. The approach to the decision-making process differs according to risk classification as follows:

STANDARDISED CUSTOMERS
•	Automated decision models are used to facilitate the management of large volumes of credit transactions.

•	In certain cases this is supplemented by the use of manual underwriting to ensure adherence to risk policy and that the appropriate decision is made for both the customer and Santander UK.

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

A specialised approach to monitoring is adopted for each risk classification:

STANDARDISED CUSTOMERS
•	Key indicators are monitored in order to detect any variance in the performance of portfolio compared to the forecasts contained in the credit management programmes.

•	The scorecards, rating systems (including those necessary for Basel II), and associated policy are also monitored to check for stability and performance.

NON-STANDARDISED CUSTOMERS
•	For corporate and some other specific lines of business, a Watchlist is employed for companies under special watch. This is referred to by its internal Spanish acronym ‘FEVE’.

The four stages in the Watchlist process are:

A customer can be classified as Watchlist as a result of the monitoring process itself, a decision made by the manager responsible for that customer or the triggering of the automatic warning system (highlighting actions registered against the company by third parties). There are a range of indicators that may trigger a case being added to the Watchlist, including downturn in trade, covenant breaches, major contract loss, early arrears or persistent excesses and resignation of key management etc. Such cases are assessed to determine the potential financial implications of these trigger events. Once a case becomes NPL it is no longer categorised as Watchlist. Inclusion on the Watchlist indicates that a potential impairment event has been observed but it does not automatically mean there has been a default, but will result in the following actions:

•	A specific and time-bound action plan will be put in place for this customer, together with the assignment of specific individuals for management; and

•	Customers are reviewed monthly and the assigned rating is reviewed at least every six months.

Abbey National Treasury Services plc 2013 Annual Report	41

Detailed Business Review

Risk Management Report continued

5. Risk measurement and control

Changes in Santander UK’s credit risk position are measured and controlled on an ongoing and systematic basis against budgets, limits and benchmarks. The potential future impact of these changes, both of an external nature and those arising from strategic decisions, is assessed in order to establish the required mitigating action needed.

Several metrics are used to measure and control credit risk during this phase. The two key metrics are:

KEY METRICS
•	Expected loss (‘EL’)	Defined as the product of the three parameters: PD, EAD and LGD. It is an indication of the likely future costs of credit risk.

•	Net movement in non-performing loans (‘NPLs’)

Defined as net movement in NPL stock over a period (closing balance less opening balance) plus write-offs, minus assets recovered during the same period. This metric and its components play a decisive role as tracking variables used to detect early changes in the behaviour of portfolios.

Risks are assessed from various complementary perspectives, including geographical location, business area, management model and product and process, in order to facilitate the detection of specific areas of action requiring remediation. Stress testing techniques are also employed to establish vulnerabilities to economic deterioration.

6. Recovery management

Recovery management is critical to the success of our business, and is deployed through special recovery units. Recovery management is a strategic, integrated business activity. The Banco Santander group has a global model which is applied and implemented by Santander UK. The objectives of the recovery process are as follows:

OBJECTIVES
•	Customer relationship

To maintain and strengthen the relationship with customers, paying attention to customer payment behaviour and financial performance. Specifically to ensure that the individual circumstances and reasons for deterioration are carefully considered when agreeing solutions with customers to ensure that arrangements are affordable and sustainable.

•	Loss minimisation	To minimise losses whilst not adversely affecting brand, customer loyalty, or compliance with relevant legal and regulatory standards.

Effective recovery management is dependent on:

ACTION		DESCRIPTION
•	Supporting the customer	Effective collections management is focussed on assisting customers in finding affordable and sustainable repayment solutions based on their individual circumstances.

•	Predicting customer behaviours and treating customers fairly

By monitoring and modelling customer profiles and financial performance, and designing and implementing appropriate customer communication and debt management strategies, to enable effective support of customers in financial difficulty.

•	Negotiation	Ongoing dialogue and negotiation with the customer to return the account to normal status in the shortest affordable and sustainable period.

•	Monitoring customer performance	It is essential that agreements are monitored and evaluated to ensure they are producing the desired outcomes.

42	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

CREDIT RISK MANAGEMENT – COMMERCIAL BANKING

APPROACH TO CREDIT RISK
•

Commercial Banking aims to grow principally through the expansion of a regional CBC network. It supports lending to the Mid-Corporate, SME, Real Estate, and Large Corporate sectors. Based on robust credit policies, risk appetite models and a strong risk culture, Commercial Banking focuses on the management and control of credit risks within its portfolio.

•

All transactions are considered using credit limits approved by the appropriate credit authority. The most senior risk committee in Santander UK in this respect is the Executive Risk Committee which reviews the highest value transactions. Beyond this, it delegates authority to the Credit and Investment Approvals Committee. Santander UK has a delegated authority framework which defines transaction submission levels at individual level and escalation through the local risk committees and forums, as well as, in certain circumstances, to Banco Santander group global committees. However, final sign-off is derived from either the Executive Risk Committee or the Credit and Investment Approvals Committee.

•

A set of risk appetite limits covering different types of risk (e.g. credit risk arising in Commercial Banking) are used to measure and control economic capital value. Santander UK’s credit risk appetite is measured and controlled by a maximum level of unexpected loss that Santander UK is willing to sustain over a one-year period. In addition, specific limits are set by the Santander UK Board and the Executive Risk Committee in relation to single counterparty risk and sector risk.

•

Individual credit risks are measured on a regular basis across the entire business. A detailed analysis of credit exposures and credit risk trends is reported on a monthly basis to the Executive Risk Committee, covering categories such as exposures to groups of connected counterparties, exposure by industries, economic sectors and geographical areas. Larger exposures are reported monthly to the Santander UK Board Risk Committee.

Portfolios and credit risk

PORTFOLIO		DESCRIPTION
•	Sovereign	The portfolio includes assets issued by local and central governments, and government guaranteed counterparties. It is normal market practice that there is no collateral associated with these assets.

•	Large Corporate

The Large Corporate portfolio consists of multinational companies and large UK national counterparties. The credit risk is primarily concentrated on financial products of up to 5 years maturity to support the working capital and liquidity needs. The majority of the portfolio consists of unsecured exposure, but credit agreements are underpinned by both financial and non-financial covenants. Typically for this type of business the initial, and ongoing, lending decision is based upon factors relating to the financial strength of the client, its position within its industry, its management strengths and other factors as evaluated by the specialised analyst assigned to each customer.

•	Mid-Corporate and SME

Typically incorporates guarantee structures underpinned by both financial and non-financial covenants and debenture security. Guarantees are not classified as collateral and value is not attributed to them unless supported by tangible security. Lending decisions are assessed against trading cash flows and in the event of a default Santander UK does not typically take possession of the assets of the business, although an administrator may be appointed in more severe cases.

Collateral is rarely taken into possession. Where it is concluded that the business is not viable Santander UK seeks to ensure the disposal of the collateral, either consensually or via an insolvency process, as early as practical in order to optimise the outcome for Santander UK and where possible other stakeholders.

•	Real Estate

Collateral is in the form of a first legal charge over commercial real estate assets. Lending to commercial real estate is undertaken against a policy setting minimum criteria including the quality (e.g. condition and age) and location of the property, the quality of the tenant, the terms and length of the lease, and the experience and creditworthiness of the sponsors. Properties are viewed by Santander UK prior to lending and annually thereafter. An independent professional valuation is obtained prior to lending, providing both a value and an assessment of the property, the tenant and future demand for the property (e.g. market rent compared to the current rent). Loan agreements typically permit bi-annual valuations thereafter or more frequently if it is likely that the covenants may be breached.

When a commercial real estate loan is transferred to Watchlist (described in the section “Risk monitoring” in “The credit cycle” on page 39), Santander UK typically undertakes a revaluation of the collateral as part of the process for determining the strategy to be pursued (e.g. whether to forbear the loan or to realise the collateral). An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding while also taking into consideration any forbearance solution to be adopted (e.g. whether provision of additional security or guarantees is available, the prospects of additional equity and the ability to enhance value through asset management initiatives).

Collateral is rarely taken into possession. Where collateral has been taken into possession, Santander UK seeks to dispose of the collateral as early as practical in order to achieve the best possible outcome for all parties.

Abbey National Treasury Services plc 2013 Annual Report	43

Detailed Business Review

Risk Management Report continued

Arrears management

Problem debt management activity in Commercial Banking is performed:

•	Initially by the relationship manager and, for non-standardised cases, the Credit Partner (whose main responsibility is to manage credit risk whilst supporting the business); and

•	Subsequently by the Restructuring & Recoveries team when the circumstances of the case become more acute or specialist expertise is required and where the case becomes non-performing.

The overall objective is to minimise losses by helping customers repay their debts in a timely but affordable and sustainable manner whilst not adversely affecting brand, customer loyalty, or compliance with relevant legal and regulatory standards.

Debt management strategies, which include negotiating forbearance arrangements, can start prior to actual payment default. Different collection strategies are applied to different segments of the portfolio in accordance with the perceived levels of risk and the individual circumstances of each case.

ANTS seeks to detect weakening financial performance early through close monitoring of regular financial and trading information, periodic testing to ensure compliance with both financial and non-financial covenants and regular dialogue with corporate clients.

The Watchlist process is used proactively on cases which need enhanced management activity ranging from increased frequency and intensity of monitoring through to more specific activities to reduce ANTS’s exposure, enhance ANTS’s security or in some cases seek to exit the position altogether. This includes a more frequent review of the credit rating of these cases to ensure it remains appropriately up to date.

Once categorised as Watchlist, a strategy is agreed with Credit Risk and this is monitored through monthly Watchlist meetings for each portfolio. The Restructuring & Recoveries team attend the monthly Watchlist reviews and provide advice to the relationship manager and Credit Partner on cases. Where the issues identified are perceived to have become more acute or longer term, a recommendation may be made for the case to be transferred to Restructuring & Recoveries. Once a case enters NPL status, it is removed from Watchlist and transferred to Restructuring & Recoveries.

Forbearance

Forbearance occurs where the business grants a temporary or permanent concession of contractually agreed terms and conditions to a borrower who has been identified as being in financial difficulty.

The aim of such concessions is to bring the account back on to sustainable terms where the loan can be fully serviced over its lifetime. ANTS’s policies and practices are based on criteria which, in the judgment of management, indicate that repayment is likely to continue and that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, ANTS or by a third party. In certain limited circumstances, it may be possible for a customer to have their loan forborne more than once.

The factors considered when concluding whether a borrower is experiencing financial difficulties can include the results of covenant testing, reviews of trading and management information provided under the loan terms or directly from the customer as part of the Santander UK’s ongoing relationship dialogue.

A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible where the loan is secured, avoid foreclosure or repossession. ANTS may offer a term extension, interest-only concession or covenant reset provided that the forecasts indicate that the borrower will be able to meet the revised payment arrangements. Accounts subject to term extensions and temporary interest-only conversions granted due to financial difficulties are subsequently reported as forborne. Many of these accounts remain in the performing portfolio but are identified and reported separately from the other performing accounts, and are subject to higher provisioning rates. The effectiveness of our forbearance approach is kept under review.

There are other forms of debt management that have been carried out. See “Other forms of debt management” below.

ANTS may offer the following forbearance solutions:

ACTION		DESCRIPTION
•	Term extension

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

Regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred where other options are not available and the issues are viewed as temporary. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or where they are in arrears. Regular reviews of the customer’s financial situation are undertaken to assess when the customer can afford to return to the repayment method.

•	Covenant resets

Financial covenants may be reset at levels which more accurately reflect the current and forecast trading position of the borrower. This may also be accompanied by a requirement for all surplus cash after operating costs to be trapped and used in reduction of ANTS’s lending.

Where a case which is subject to forbearance is already in NPLs at the point the forbearance is agreed, the case is initially retained in the ‘non-performing’ loan category, until evidence of consistent compliance with the new terms is demonstrated (typically a minimum of three months) before being reclassified out of NPLs.

Other forborne loans (i.e. those performing at the time of forbearance), are typically classified as sub standard for an initial period and once the case has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved, it may be reclassified as fully performing.

Under Santander UK’s forbearance methodology, a case will remain classified as forborne until full repayment is achieved. Loan loss allowances are assessed on a case-by-case basis taking into account amongst other factors, the value of collateral held as confirmed by third party professional valuations as well as the cash flow available to service debt over the period of the forbearance. These loan loss allowances are assessed regularly and are independently reviewed. These loan loss allowances are assessed regularly and are independently reviewed. The level of multiple forbearance remain modest as a percentage of forbearance stock.

44	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Other forms of debt management

In addition to forbearance, ANTS uses other forms of debt management which can include:

ACTION		DESCRIPTION
•	Payment arrangements

Payments from a borrower may on rare occasions be varied such that an element of the debt and or interest is forgiven. For example this may involve debt-for-equity swaps for larger companies. Other forms of debt forgiveness would include reduction in the interest rate, interest or capital forgiveness.

•	Obtaining additional security or guarantees

Where a borrower has unencumbered assets, these may be charged as new or additional security in return for ANTS changing contractual terms to existing facilities. Alternatively, ANTS may take a guarantee from other companies within the borrower’s group and/or major shareholders provided it can be established the proposed guarantor has the resources to support such a commitment.

•	Seeking additional equity	Where a business is over-leveraged, fresh equity capital will be sought from existing or new investors to adjust the capital structure in conjunction with ANTS agreeing to forbear the residual debt.

Only a very limited number of debt-for-equity swaps have been undertaken. Under these arrangements, the converted debt is written off against the existing loan loss allowance upon completion of the debt conversion. The value of the equity acquired is initially held at nil value and reassessed periodically in light of subsequent performance of the borrower.

Exit the position consensually

Where it is not possible to agree a forbearance arrangement, ANTS may seek to exit the position consensually by:

•	Agreeing with the borrower an orderly sale of assets outside insolvency to pay down ANTS’s debt; or

•	Arranging for the refinance of the debt with another lender.

Enforcement and recovery

Where it is not possible to agree a forbearance arrangement or to exit the position consensually, ANTS will pursue recovery by:

•	Pursuing its rights through an insolvency process;

•	Optimising the sale proceeds of any collateral held; and

•	Sale of the debt where a secondary market exists (either individual loans or on occasion as a portfolio sale).

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

Higher risk loans and other segments of particular interest

The Commercial Real Estate market has experienced a particularly challenging environment over recent years following the financial crisis. Further analysis is provided on this element of the Commercial Banking portfolio.

Abbey National Treasury Services plc 2013 Annual Report	45

Detailed Business Review

Risk Management Report continued

CREDIT RISK MANAGEMENT – MARKETS

APPROACH TO CREDIT RISK
•

Credit risk on derivative instruments is taken under specific limits approved for each counterparty, and is controlled, managed and reported on a counterparty basis, regardless of whether the exposure is incurred by Markets or by Corporate Centre.

•

Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure (‘PFE’) of the instruments at a 97.5% statistical confidence level and adding this value to the current mark-to-market value. The resulting PFE or credit risk is then included against the credit limits approved for individual counterparties along with other non-derivative exposures.

•

All exposures are accommodated under credit limits approved by the appropriate credit authority. The relevant senior approving authorities are the Executive Risk Committee and the Credit and Investment Approvals Committee. Exposures which exceed a pre-defined limit are also referred to Banco Santander S.A., although the ultimate approval remains within Santander UK. Exposures and credit risk trends are analysed regularly, with key issues escalated to the Executive Risk Committee or to the Santander UK Board Risk Committee, as required. Key developments in large exposures are also reported to these committees.

Portfolios and credit risk

Markets focuses on derivative products, supported by the use of collateralisation and central counterparties.

PORTFOLIO		DESCRIPTION
•	Derivatives

Derivatives are governed by standard legal agreements provided by the International Swaps and Derivatives Association Inc. (‘ISDA’), which mitigate the credit risk derived from this type of instrument.

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

However, there is scope for the credit risk associated with contracts to be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. In line with industry practice, ANTS executes the standard documentation according to the type of contract being entered into. For example, derivatives will be contracted under the ISDA Master Agreements, repurchase and reverse repurchase transactions will be governed by Global Master Repurchase Agreement (‘GMRA’), stock borrowing/lending transactions and other securities financing transactions are covered by Global Master Securities Lending Agreement (‘GMSLA’).

Collateralisation ANTS also mitigates its credit risk to counterparties with which it primarily transacts financial instruments through collateralisation, using industry standard collateral agreements (i.e. the Credit Support Annex (‘CSA’)) in conjunction with the ISDA Master Agreement. This is applied consistently among different counterparties and products. Under these agreements, net exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are generally re-valued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with Santander UK’s collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Collateral obtained during the year in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.

Use of Central Counterparties (‘CCPs’) ANTS continues to use CCPs as an additional means to mitigate counterparty credit risk in derivative transactions.

Arrears management

Cases exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in “Risk monitoring” in “The Credit Cycle” on page 41).

Forbearance

At 31 December 2013 and 2012, there was no forbearance activity in Markets.

46	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

CREDIT RISK MANAGEMENT – CORPORATE CENTRE

APPROACH TO CREDIT RISK
•

Credit risk is actively controlled in accordance with the relevant policies, limits, asset quality plans and aspects of Santander UK Board-approved risk appetite. All exposures, including intra-group items, are captured in the risk management systems and fall within limits approved by the appropriate credit authority. For Corporate Centre exposures, the relevant senior approving authorities are the Executive Risk Committee and the Credit and Investment Approvals Committee. All transactions above the authorities delegated to the Credit and Investment Approvals Committee are approved by the Executive Risk Committee. Exposures which exceed a pre-defined limit are also referred to Banco Santander, S.A., although the ultimate approval remains within Santander UK.

•

The non-core corporate and legacy portfolios include older social housing assets together with the residual legacy assets from the acquisition of Alliance & Leicester plc which were not consistent with Santander UK’s business strategy. These assets are managed in a manner consistent with the Commercial Banking assets as described in the section “Credit Risk – Commercial Banking”.

Portfolios and credit risk

The specialist businesses in Corporate Centre service customers in various business sectors including social housing. Corporate Centre is also responsible for certain legacy portfolios in run-off, including aviation and shipping.

PORTFOLIO		DESCRIPTION
•	Sovereign	The portfolio includes assets issued by local and central governments, and government guaranteed counterparties. It is normal market practice that there is no collateral associated with these assets.

•	Structured products

The portfolio principally consists of the Treasury asset portfolio of structured products. It is being managed out for value over time. The Treasury asset portfolio is monitored for potential impairment through a detailed expected cashflow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired. Objective evidence of loss events includes significant financial difficulties of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).

•	Derivatives	Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of Central Counterparties. For more details, see “Credit Risk Management - Markets” on page 46.

•	Social Housing

The Social Housing portfolio is secured by a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations. This collateral is re-valued at least every five years (in line with industry norms) and the valuation is based on standard housing methodologies, which generally involve the properties’ continued use as social housing. If the valuation were based upon normal residential use the value would be considerably higher. To date, Santander UK has suffered no defaults or losses on this type of lending and has not had to take possession of any collateral. The value of the collateral is in all cases in excess of the loan balance. Typically, the loan balance represents 25% to 50% of the implied market value of collateral using Santander UK’s LGD methodology.

Arrears management

Cases exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in the section “Risk monitoring” in “The Credit Cycle” on page 41).

Forbearance

To support customers that encounter actual or apparent financial difficulties, Santander UK may enter into forbearance arrangements. The approach to forbearance in the Corporate Centre is the same as it is in Commercial Banking, as described above on page 44.

Abbey National Treasury Services plc 2013 Annual Report	47

Detailed Business Review

Risk Management Report continued

CREDIT RISK REVIEW

ANTS GROUP EXPOSURE

Maximum exposure to credit risk

The tables below set out the ANTS group’s maximum exposure to credit risk. For balance sheet assets, the maximum exposure to credit risk represents the carrying value after allowance for impairment. Off-balance sheet exposures comprise guarantees, formal standby facilities, credit lines and other commitments. For off-balance sheet guarantees, the maximum exposure is the maximum amount that ANTS would have to pay if the guarantees were to be called upon. For formal standby facilities, credit lines and other commitments that are irrevocable over the life of the respective facilities, the maximum exposure is the full amount of the committed facilities.

The tables presented below include only those financial assets subject to credit risk.

	2013		2012
	Maximum exposure		Maximum exposure
	Balance sheet asset £bn	Off-balance sheet(1) £bn	Balance sheet asset £bn	Off-balance sheet(1) £bn
Cash and balances at central banks	4.9	—	0.4	—
Trading assets	21.6	—	22.0	—
Financial assets designated at fair value	2.5	—	3.5	—
Available-for-sale debt securities	3.0	—	5.1	—
Derivative financial instruments	21.6	—	33.3	—
Loans and advances to banks	113.6	149.9	107.0	153.0
Loans and advances to customers	41.1	10.9	44.8	9.9

Total	208.3	160.8	216.1	162.9

(1)	Off balance sheet exposure includes the cross guarantee of the liabilities of Santander UK plc, as set out in Note 35 to the Consolidated Financial Statements.

Credit rating

ANTS uses a single rating scale to provide a consistent approach for reporting default risk across all the credit risk portfolios. The scale is comprised of eight grades for non-defaulted exposures numbered from 9 (lowest risk) to 2 (highest risk). Each grade is defined by an upper and lower probability of default (‘PD’) value and is scaled so that the default risk increases by a factor of 10 for every 2 step reduction in the grade number. For example, risk grade 9 equates to an average PD of 0.01%, and risk grade 7 equates to an average PD of 0.1%. Defaulted exposures are assigned to grade 1 and a PD value of 100%. An approximation to the equivalent credit rating grade used by Standard and Poor’s Rating Services (‘S&P’) is shown in the final column of the table.

	PD range
ANTS risk grade	Mid %	Lower %	Upper %	S&P equivalent
9	0.010	0.000	0.021	AAA to AA-
8	0.032	0.021	0.066	A+ to A
7	0.100	0.066	0.208	A- to BBB+
6	0.316	0.208	0.658	BBB to BBB-
5	1.000	0.658	2.081	BB+ to BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B- to CCC
2	31.623	20.811	99.999	CC TO C
1 Default	100.000	100.000	100.000	D

For further information on how the ANTS group measures the credit quality of its loan portfolios, see pages 94 to 95.

Concentrations of credit risk exposures

The management of risk concentration is a key part of risk management. ANTS tracks the degree of concentration of its credit risk portfolios using various criteria, including geographic areas and countries, economic sectors, products and groups of customers. Although ANTS’s operations are based mainly in the UK, it has built up exposures to various entities around the world and is therefore exposed to concentrations of risk related to geographic area.

Geographic concentrations

As part of its approach credit risk management and risk appetite, ANTS sets exposure limits to countries and certain geographic areas. These limits are set with reference to the country limits set by Banco Santander, S.A. These are determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country, its gross domestic product and the type of business activities and products the Banco Santander group wishes to engage in within that country. For additional geographic information, see “Country Risk Exposure” on pages 85 to 91.

Credit risk exposures by industry

As part of its approach to credit risk management and risk appetite, ANTS sets exposure limits to certain key industry sectors. For additional industry information, see “Country Risk Exposure” on pages 85 to 91.

Forbearance

Commercial Banking is the only business division that undertakes forbearance activities. Discussion and analysis of forbearance activities in Commercial Banking are set out on page 53.

48	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

CREDIT RISK – COMMERCIAL BANKING

INTRODUCTION

Commercial Banking offers a wide range of products and financial services to customers through a network of regional CBCs and through telephony and e-commerce channels. It principally serves companies with annual turnover of more than £250,000 including Small and Medium Enterprises (‘SMEs’). Its products and services include loans, bank accounts, deposits, and treasury services. The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers. Lending includes syndicated loans and structured finance. Transactional banking services include trade finance and cash management. Money market activities include securities lending/borrowing and repos. Credit risk arises by Commercial Banking making loans, investing in other financial instruments or entering into financing transactions or derivatives.

COMMERCIAL BANKING – COMMITTED EXPOSURES

Rating distribution

The rating distribution tables show the credit risk exposure by ANTS’s internal rating scale (see page 48) for each portfolio within Commercial Banking. Within this scale, the higher the rating, the better the quality of the counterparty.

2013	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
9	1,295	14	139	126	263	1,837
8	3,894	1,242	280	278	359	6,053
7	860	3,122	1,571	1,419	231	7,203
6	—	3,454	2,830	1,797	115	8,196
5	—	1,336	899	1,061	—	3,296
4	—	—	84	200	—	284
1 to 3	—	—	10	112	—	122
Other (1)	—	—	12	1	—	13

Total	6,049	9,168	5,825	4,994	968	27,004

2012	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
9	1,132	25	197	235	40	1,629
8	960	361	400	532	112	2,365
7	66	2,893	1,339	2,094	148	6,540
6	—	4,440	2,586	1,431	115	8,572
5	—	—	530	425	—	955
4	—	353	93	215	—	661
1 to 3	—	—	41	413	—	454
Other (1)	—	—	2	4	—	6

Total	2,158	8,072	5,188	5,349	415	21,182

(1)	Represents smaller exposures predominantly within the commercial mortgages portfolio which are subject to scorecards rather than a rating model.

Geographical distribution

The geographic location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

2013	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
UK	—	7,520	5,601	4,994	968	19,083
Peripheral eurozone	860	317	18	—	—	1,195
Rest of Europe	1,029	861	87	—	—	1,977
US	—	284	—	—	—	284
Rest of world	4,160	186	119	—	—	4,465

Total	6,049	9,168	5,825	4,994	968	27,004

2012	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
UK	—	6,884	4,819	5,349	415	17,467
Peripheral eurozone	—	263	53	—	—	316
Rest of Europe	1,132	551	92	—	—	1,775
US	—	265	—	—	—	265
Rest of world	1,026	109	224	—	—	1,359

Total	2,158	8,072	5,188	5,349	415	21,182

Abbey National Treasury Services plc 2013 Annual Report	49

Detailed Business Review

Risk Management Report continued

Maturity profile (unaudited)

The table below shows the residual maturity for each portfolio.

2013	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
<=1year	5,174	2,165	632	717	—	8,688
>1 to 5 years	874	5,108	4,193	4,016	296	14,487
>5 to 8 years	—	311	178	92	4	585
>8 to 10 years	—	74	127	69	255	525
>10 to 15 years	1	1,027	113	58	27	1,226
>15 years	—	483	582	42	386	1,493

Total	6,049	9,168	5,825	4,994	968	27,004

2012	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
<=1year	2,149	2,713	1,144	1,349	20	7,375
>1 to 5 years	9	3,835	3,082	3,809	71	10,806
>5 to 8 years	—	112	165	21	—	298
>8 to 10 years	—	85	169	71	106	431
>10 to 15 years	—	790	59	63	—	912
>15 years	—	537	569	36	218	1,360

Total	2,158	8,072	5,188	5,349	415	21,182

2013 compared to 2012 (unaudited)

During 2013, total committed exposures increased by £5.8bn or 27% to £27bn principally within the Sovereign, Large Corporate, and Mid Corporate and SME portfolios.

The increase in Sovereign holdings reflected the development of the business in this area. The increased exposures were mainly in the rating 8 category, most of which were in Japan Sovereign, as part of normal liquid asset portfolio management. The increase in rating 7 exposures reflected the purchase of Italian Government bonds with less than one year maturity as part of short-term markets trading activity. The portfolio profile remained primarily short-term (up to 1 year), reflecting the purpose of the holdings as part of normal liquid asset portfolio management and short-term markets trading activity. As a consequence, this band increased in line with the portfolio growth.

Large Corporate exposures increased by 14% as a result of the development of the franchise focused in high-rated multinational companies. Growth was focused on the UK, with some diversification in other European and non-European countries with counterparties with good credit quality (which is reflected in rating quality improvement) and is primarily short to medium term up to five years, providing financial products to support the working capital and liquidity needs of our clients. The maturity profile of the portfolio remained broadly unchanged during 2013.

The Mid Corporate and SME portfolio grew by 12%, reflecting the continued development of the franchise especially in the SME segment. This was reflected in the rise in the mid range rating bands as this is where counterparties in this segment typically rate. The portfolio profile is predominantly short to medium-term (up to 5 years) reflecting the type of finance provided to these clients to fund working capital and asset purchases. As a consequence, these bands increased in line with the portfolio growth.

The Commercial Real Estate portfolio decreased by 7% with new business largely in the 5 rating band being more than offset by repayments of maturing loans which saw a greater proportion of higher-rated exposure repaid as investors sought to realise gains on higher performing assets rather than extend their loans. Funding in the Commercial Real Estate market continues to be undertaken over medium term time horizons, where maturing facilities are being replaced by loans typically over a 5 year term. This was reflected in the increase in the 1 to 5 year band offsetting a decrease in deals nearing maturity (<= 1 year).

The Social Housing portfolio grew through selective opportunities to write new business with highly rated counterparties. Funding in the Social Housing market continued to see a shift away from longer term loans to medium term advances, although an element of longer-dated exposure have on occasion still featured as part of an overall package offered to clients seeking new funds.

COMMERCIAL BANKING – CREDIT RISK MITIGATION

At 31 December 2013, collateral held against impaired loans amounted to 61% (2012: 58%) of the carrying amount of impaired loan balances.

50	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

COMMERCIAL BANKING – CREDIT PERFORMANCE

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in “The Credit Cycle” section under “Risk monitoring” on page 41. The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 31 December 2013 and 2012.

2013	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	6,049	9,168	5,825	4,994	968	27,004
-Watchlist: Enhanced Monitoring	—	111	143	130	35	419
-Watchlist: Proactive Management	—	—	77	193	—	270
-Remaining Performing Exposure	6,049	9,057	5,600	4,582	933	26,221
Subtotal Performing Exposure	6,049	9,168	5,820	4,905	968	26,910
Non-Performing Exposure(2)	—	—	5	89	—	94

Total Impaired Exposure of which:(3)	—	—	225	412	35	672
-Performing – Watchlist	—	—	220	323	35	578
-Non Performing Exposure(2)	—	—	5	89	—	94

Total Observed impairment loss allowances of which:(4)	—	—	6	55	—	61
-Performing – Watchlist	—	—	1	16	—	17
-Non-Performing Exposure(2)	—	—	5	39	—	44

IBNO(5)(6)						2
Total Impairment loss allowance						63

2012	Sovereign £m	Large Corporate £m	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	2,158	8,072	5,188	5,349	415	21,182
-Watchlist: Enhanced Monitoring	—	142	123	199	—	464
-Watchlist: Proactive Management	—	—	56	239	—	295
-Remaining Performing Exposure	2,158	7,930	4,986	4,664	415	20,153
Subtotal Performing Exposure	2,158	8,072	5,165	5,102	415	20,912
Non-Performing Exposure(2)	—	—	23	247	—	270

Total Impaired Exposure of which: (3)	—	—	202	685	—	887
-Performing – Watchlist	—	—	179	438	—	617
-Non-Performing Exposure(2)	—	—	23	247	—	270

Total Observed impairment loss allowances of which:(4)	—	—	13	97	—	110
-Performing – Watchlist	—	—	2	23	—	25
-Non-Performing Exposure(2)	—	—	11	74	—	85

IBNO(5)(6)						2
Total Impairment loss allowance						112

(1)	Includes committed facilities and swaps.
(2)

Non Performing Exposure in the table above include committed facilities and derivative exposures and therefore are larger than the NPLs in the tables on page 52 which only include drawn balances. All the Non Performing Loans are impaired following a change in provision approach in 2012.

(3)

Corporate loans are assessed individually or collectively assessed for impairment. Assets reported as impaired represent, for collective assessment, that portion of the loan portfolio where it is estimated that a loss will occur, plus those assets individually impaired.

(4)	Excludes IBNO provision.
(5)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.
(6)	There is no impairment allowance attributable to Sovereign, Large Corporate or Social Housing.

Abbey National Treasury Services plc 2013 Annual Report	51

Detailed Business Review

Risk Management Report continued

Non-performing loans and advances (1) (2)

An analysis of Commercial Banking NPLs is presented below.

	2013 £m	2012 £m
Loans and advances to customers of which:(2)	6,317	6,356
Customers in Arrears(3)	94	173
Commercial Banking NPLs - impaired(3)(4)(5)	94	264
Commercial Banking NPLs - not impaired(3)(4)	—	—

Commercial Banking NPLs	94	264

Impairment loan loss allowances	63	112

	%	%

Arrears ratio(6)	1.49	2.72
NPLs ratio(7)	1.49	4.16
Coverage ratio(8)	68	42

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or where it is deemed probable that this will occur in the near future.

(2)	Commercial Banking loans and advances to customers include finance leases.
(3)

All Commercial Banking NPL balances are UK and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

(4)	All the Non Performing Loans are impaired following a change in provision approach in 2012.
(5)	NPLs against which an impairment loss allowance has been established.
(6)	Commercial Banking loans and advances to customers in arrears as a percentage of Commercial Banking loans and advances to customers.
(7)	Commercial Banking NPLs as a percentage of Commercial Banking loans and advances to customers.
(8)	Impairment loan loss allowances as a percentage of NPLs.

Movements in NPLs during the year are set out in the table below. Transfers in represent loans which have become classified as NPLs during the year. Exits (including repayments) represent that element of loans to customers that have been repaid (in full or in part) plus those returned to performing status. Write-offs represent the unrecovered element of a loan where recovery options, including realisation of any collateral, have been exhausted. Forbearance activity does not result in a change in the NPL status.

2013 £m
At 1 January	264
Transfers in – Entries	31
Transfers Out:
- Exits (including repayments)	(121)
- Write-Offs	(80)

At 31 December	94

2013 compared to 2012 (unaudited)

During 2013, NPLs exposures across all portfolios decreased significantly, as older cases were either successfully returned to performing status or were forborne, in some cases through to an exit. In the Sovereign, Large Corporate and Social Housing portfolios, there were no exposures subject to proactive management, whilst the percentage of exposure subject to enhanced monitoring was unchanged at 2%. In the Commercial Real Estate portfolio, the overall level of Watchlist exposure decreased as older cases continued to be worked out. In the Mid Corporate and SME portfolio, the overall level of Watchlist and NPL exposures increased slightly as the portfolio grew.

Loans and advances to customers in arrears decreased to £94m (2012: £173m) as older NPL cases were either successfully returned to performing status or were forborne, in some cases through to an exit. Consequently, loans and advances to customers in arrears as a percentage of loans and advances to customers decreased to 1.49% (2012: 2.72%).

During 2013, the NPLs ratio decreased to 1.49% (2012: 4.16%) reflecting lower levels of NPLs entries as well as higher exits and write offs as a result of several older vintage exposure, especially in the Commercial Real Estate portfolio having been successfully brought to a conclusion during the period.

In 2013, interest income recognised on impaired loans amounted to £1m (2012: £5m, 2011: £5m).

52	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

COMMERCIAL BANKING LOANS – FORBEARANCE

Forbearance commenced during the year(1)

No arrangements have been entered into with respect to Sovereign, Large Corporate or Social Housing counterparties. The exposures that entered forbearance during the years ended 31 December 2013 and 2012 were:

	Mid Corporate and SME	Commercial Real Estate	Total
2013	£m	£m	£m
Forbearance of NPL	—	31	31
Forbearance of Non-NPL	—	72	72

	—	103	103

	Mid Corporate and SME	Commercial Real Estate	Total
2012	£m	£m	£m
Forbearance of NPL	1	—	1
Forbearance of Non-NPL	—	99	99

	1	99	100

(1)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

Forbearance cumulative position

At 31 December 2013, 98% of the forbearance related to the Commercial Real Estate portfolio (2012: 86%).

a) Performance status when entering forbearance

The status of forborne exposures at 31 December 2013 and 2012 when they originally entered forbearance, analysed by their payment status, was:

2013	Forbearance of NPL £m	Forbearance of Non-NPL £m	Total £m	Impairment allowance £m
Performing	—	201	201	13
In arrears	51	—	51	19

Total	51	201	252	32

2012	Forbearance of NPL £m	Forbearance of Non-NPL £m	Total £m	Impairment allowance £m
Performing	—	335	335	37
In arrears	24	—	24	11

Total	24	335	359	48

b) Performance status at the year-end

The current status of forborne exposures analysed by their payment status, at 31 December 2013 and 2012 was:

2013	Forbearance of NPL £m	Forbearance of Non-NPL £m	Total £m	Impairment allowance £m
Performing	—	201	201	13
In arrears	51	—	51	19

Total	51	201	252	32

2012	Forbearance of NPL £m	Forbearance of Non-NPL £m	Total £m	Impairment allowance £m
Performing	1	270	271	2
In arrears	23	65	88	46

Total	24	335	359	48

Abbey National Treasury Services plc 2013 Annual Report	53

Detailed Business Review

Risk Management Report continued

2013 compared to 2012 (unaudited)

The incidence of forbearance that commenced in the year remained broadly flat, and related to a small number of Commercial Real Estate exposure originated in the pre-2009 vintage where a further forbearance was required. The volume of forborne exposures decreased as the number of pre-2009 cases continued to work their way through the process.

Accounts that are in forbearance continue to be closely monitored, to ensure that the forbearance arrangements are sustainable. Not all forbearance will prove effective, and in certain circumstances, market conditions may lead either to a case remaining in NPL even post-forbearance or to the need for a second forbearance action as, for example, in the case of Commercial Real Estate where it remains difficult to sell or refinance certain properties.

At 31 December 2013, 80% (2012: 75%) of forborne exposure was performing in accordance with the revised terms agreed under the forbearance arrangements. The level of compliance with revised terms agreed under forbearance arrangements is influenced by market conditions and, as a consequence of the current economic environment, it is taking longer for cases to return to performing status after forbearance. Those cases where forbearance occurs prior to default, which at 31 December 2013 represented 80% (2012: 93%) of exposure, are generally more effective as highlighted in the tables above. A higher proportion of pre-NPL forbearance is now performing than is the case for post-NPL forbearance, demonstrating that early action is effective in reducing exposure moving into NPL.

Forborne exposures are assessed for observed impairment loss allowances. The greater probability of a loss when compared to the performing book is reflected in the calculation of impairment loss allowances.

A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of ANTS’s forbearance arrangements, although the forbearance is unlikely to be successful in all cases.

Debt-for-equity swaps (unaudited)

In addition to the forbearance activities shown above, ANTS has on occasion entered into a small number of transactions where, ANTS agreed to exchange a proportion of the amount owed by the borrower for equity in that borrower. This arises in circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.

These debt-for-equity swaps amounted to £34m at 31 December 2013 (2012: £34m) and in view of their small size are not included in these analyses.

Financial assets that would otherwise be past due or impaired

At 31 December 2013, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been forborne was £nil (2012: £1m).

54	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

The Commercial Real Estate market has experienced a particularly challenging environment over recent years following the financial crisis. Within this sector, Commercial Real Estate loans originated prior to 2009 represent a segment of relatively higher risk.

Credit performance

Commercial Real Estate non-performing exposures and weighted average LTVs at 31 December 2013 and 2012 may be further analysed between loans originated pre-2009 and thereafter as follows:

	Original vintage
2013	Pre-2009	2009 onwards	Total
Total committed exposure	£684m	£4,310m	£4,994m
Non-performing exposure ratio	13.0%	—	1.8%
Weighted average LTV	69%	54%	56%

	Original vintage
2012	Pre-2009	2009 onwards	Total
Total committed exposure	£1,299m	£4,050m	£5,349m
Non-performing exposure ratio	19.0%	—	4.6%
Weighted average LTV	64%	57%	53%

2013 compared to 2012 (unaudited)

At 31 December 2013, all of the non-performing exposures related to deals originated pre-2009. The pre-2009 vintage loans were written on terms prevailing in the market at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. Following the significant downturn in the commercial real estate market in 2008 and 2009, some of these customers suffered financial stresses resulting in their inability to meet the contractual payment terms or to comply with covenants or to achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher NPL rates in recent years.

In light of the market deterioration, ANTS’s lending criteria were significantly tightened from 2009 onwards, with lower LTVs and the avoidance of transactions with material letting or development risks. In addition, while the market remains challenging, prices have not declined significantly further since ANTS’s lending criteria were tightened. As a result, the sub-portfolio representing loans originating from 2009 onwards continues to perform significantly better than the pre-2009 sub-portfolio which continues to decline both in absolute terms and as a proportion of the total Commercial Real Estate portfolio. At 31 December 2013, the pre-2009 sub-portfolio represented 14% (2012: 24%) of the total Commercial Real Estate portfolio.

Further detail on the entire Commercial Real Estate portfolio is contained in the following section.

Commercial Real Estate loans

The Commercial Real Estate portfolio remained well diversified by sector at 31 December 2013 and 2012, as set out below.

Sector	2013%	2012%
Office	27	24
Retail	28	28
Industrial	13	9
Residential	4	4
Mixed Use	9	10
Student Accommodation	7	7
Hotels & Leisure	6	8
Other	6	10

	100	100

Abbey National Treasury Services plc 2013 Annual Report	55

Detailed Business Review

Risk Management Report continued

Loan-to-value analysis

In Commercial Real Estate lending, the main form of credit mitigation is collateral. The table below analyses the loan to value ratios of loans within the Commercial Real Estate portfolio at 31 December 2013 and 2012.

2013	Stock %	New Business %
Up to 50%	36	23
50% to 60%	34	54
60% to 70%	15	12
70% to 80%	7	11
80% to 90%	4	—
90% to 100%	—	—
> 100% i.e. negative equity	4	—

Total	100	100

2012	Stock %	New Business %
Up to 50%	31	18
50% to 60%	36	61
60% to 70%	20	21
70% to 80%	4	—
80% to 90%	3	—
90% 100%	1	—
> 100% i.e. negative equity	5	—

Total	100	100

2013 compared to 2012 (unaudited)

At 31 December 2013, the profile of the portfolio remained conservative in terms of LTV with 70% (2012: 67%) of the portfolio at or below 60% LTV. This reflected the more recent vintage of the portfolio with 86% (2012: 76%) originated in 2009 or subsequent years. The majority of higher LTV deals represent older deals which remain in the portfolio.

New business is rarely written above 70% LTV and the increase within the 70% to 80% band in the year represented a change in contractual terms of two legacy deals onto more conservative terms, including the provision of additional collateral, albeit at the higher end of preferred risk appetite. The majority of the cases with negative equity form part of the forborne element of the portfolio and are managed by the Restructuring & Recoveries team.

At 31 December 2013, the average LTV weighted by exposure, was 56% (2012: 53%). The weighted average LTV of new deals written in 2013 was 57% (2012: 50%).

Refinancing risk

As part of the annual review process, for commercial real estate loans that are approaching maturity within 12 months, consideration is given to the prospects of refinancing the loan at prevailing market terms and applicable credit policy. The review will consider this and other aspects (e.g. covenant compliance) which could result in the case being placed on the Watchlist. Additionally, where an acceptable refinancing proposal has not been received within six months prior to maturity, the case will be placed on the Watchlist.

As at 31 December 2013, there was £620m of commercial real estate loans due to mature within 12 months. Of these, £153m (25%) have an LTV ratio above that which would be considered acceptable under current credit policy, all of which has been placed on the Watchlist or recorded as NPL and has an impairment loss allowance of £27m associated with it.

56	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

CREDIT RISK – MARKETS

INTRODUCTION

Markets offers risk management and other services to financial institutions, as well as other Santander UK divisions. Its main product areas are fixed income and foreign exchange, equity, capital markets and institutional sales. Credit risk arises by Markets entering into derivatives or financing transactions, or investing in other financial instruments.

MARKETS – COMMITTED EXPOSURES

Rating and geographical distribution

The tables below reflect the total credit risk exposures of Markets by ANTS’s internal rating scale (see page 48) and by geographical areas. The exposures include committed facilities as well as the uncommitted drawn facilities. The geographic location is defined as the counterparty’s country of domicile except where a full risk transfer guarantee is in place, in which case the country of domicile of the guarantor is used.

2013	UK £m	Peripheral eurozone £m	Rest of Europe £m	US £m	Rest of world £m	Total £m
9	—	—	2	—	56	58
8	1,410	10	897	746	87	3,150
7	1,064	582	169	227	—	2,042
6	76	3	—	23	—	102
5	1	5	11	—	1	18
4	—	—	—	—	—	—
1 to 3	28	—	—	—	—	28

Total	2,579	600	1,079	996	144	5,398

2012	UK £m	Peripheral eurozone £m	Rest of Europe £m	US £m	Rest of world £m	Total £m
9	—	—	18	—	20	38
8	2	—	20	—	199	221
7	1,401	550	1,132	992	60	4,135
6	232	21	32	20	53	358
5	—	—	—	—	—	—
4	—	—	—	—	—	—
1 to 3	—	—	—	—	—	—

Total	1,635	571	1,202	1,012	332	4,752

2013 compared to 2012 (unaudited)

As a continued effort to mitigate counterparty credit risk in derivative transactions, ANTS increased the use of CCPs during 2013. This is reflected by the increased exposure in rating category 8 in the UK resulting in an overall improved credit rating profile.

MARKETS – CREDIT RISK MITIGATION

Market focuses on derivative products and mitigates its credit risk to counterparties through netting arrangements, collateralisation and the use of CCPs. For details of the approach to credit risk mitigation, see “Credit Risk Management – Markets” on page 46.

The Top 20 clients with which ANTS had the biggest derivative exposures were Banks and CCPs. These top 20 clients’ derivative exposure accounted for 74% of the total derivative exposure in Markets at 31 December 2013. Cash collateral related to the Top 20 at 31 December 2013 was £1.8bn and the risk exposure weighted average credit rating was 7.6.

The total notional amount of ANTS’s OTC derivatives at 31 December 2013 was £905.9bn and 34% was cleared through CCPs. By mark-to-market term (i.e. the credit risk exposure including mark-to-market value plus a volatility add-on that reflects the future volatility of the derivatives), CCPs were used in connection with 19% of ANTS’s OTC derivatives. The percentage of CCPs reduced in mark-to-market terms because of the higher collateralisation of CCP-related transactions and generally lower volatility of these transactions.

MARKETS – CREDIT PERFORMANCE

At 31 December 2013, there were no impaired or non-performing loans or exposures (2012: none) and the assets in the Watchlist Proactive Management category amounted to only £36m (2012: £33m).

MARKETS – FORBEARANCE

At 31 December 2013 and 2012, there was no forbearance activity in Markets.

Financial assets that would otherwise be past due or impaired

At 31 December 2013 and 2012, there were no financial assets that would otherwise be past due or impaired whose terms have been forborne.

Abbey National Treasury Services plc 2013 Annual Report	57

Detailed Business Review

Risk Management Report continued

CREDIT RISK – CORPORATE CENTRE

INTRODUCTION

Corporate Centre includes FMIR and the non-core portfolios of social housing loans and structured credit assets which are being run-down and/or managed for value. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the Santander UK group. .

Credit risk arises by Corporate Centre making loans (including to other businesses within Santander UK) and investing in debt securities. Credit risk also arises by Corporate Centre investing in other financial instruments (including assets held for liquidity purposes) or entering into financing transactions or derivative contracts.

CORPORATE CENTRE – COMMITTED EXPOSURES

Rating distribution

The rating distribution tables below show the credit risk exposure by ANTS’s internal rating scale (see page 48) for each portfolio. Within this scale the higher the rating the better the quality of the counterparty.

2013	Sovereign £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
9	8,305	84	—	2,654	11,043
8	—	104	901	4,383	5,388
7	—	14	—	1,713	1,727
6	—	4	14	237	255
5	—	5	1	—	6
4	—	46	—	—	46
1 to 3	—	3	—	—	3
Other(1)	—	1	2	—	3

Total	8,305	261	918	8,987	18,471

2012	Sovereign £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
9	3,368	132	—	2,305	5,805
8	283	4	—	4,949	5,236
7	—	29	1,215	1,767	3,011
6	—	71	—	591	662
5	—	—	—	—	—
4	—	—	—	—	—
1 to 3	—	—	—	—	—
Other(1)	—	—	—	—	—

Total	3,651	236	1,215	9,612	14,714

(1)	Represents smaller exposure predominantly within the commercial mortgages portfolio which are subject to scorecards rather than a rating model.

Geographical distribution

The geographic location is classified by country of risk being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed the country of incorporation is applied.

2013	Sovereign £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
UK	2,777	107	15	8,987	11,886
Peripheral eurozone	—	69	—	—	69
Rest of Europe	—	85	601	—	686
US	5,230	—	300	—	5,530
Rest of world	298	—	2	—	300

Total	8,305	261	918	8,987	18,471

2012	Sovereign £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
UK	1,978	16	88	9,612	11,694
Peripheral eurozone	—	85	—	—	85
Rest of Europe	627	135	675	—	1,437
US	763	—	452	—	1,215
Rest of world	283	—	—	—	283

Total	3,651	236	1,215	9,612	14,714

58	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Maturity profile (unaudited)

The table below shows the residual maturity for each portfolio.

2013	Sovereign £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
<= 1 year	4,852	13	—	4	4,869
>1 to 5 years	2,798	—	906	410	4,114
>5 to 8 years	466	—	—	114	580
>8 to 10 years	189	75	—	199	463
>10 to 15 years	—	—	12	364	376
> 15 years	—	173	—	7,896	8,069

Total	8,305	261	918	8,987	18,471

2012	Sovereign £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
<= 1 year	998	12	140	74	1,224
>1 to 5 years	2,287	—	1,075	420	3,782
>5 to 8 years	—	—	—	78	78
>8 to 10 years	—	61	—	173	234
>10 to 15 years	—	59	—	354	413
> 15 years	366	104	—	8,513	8,983

Total	3,651	236	1,215	9,612	14,714

2013 compared to 2012 (unaudited)

Committed exposures to Sovereigns principally reflect cash at central banks and holdings of highly rated liquid assets as part of normal liquid asset portfolio management. At 31 December 2013, these exposures were concentrated in the UK and US reflecting a diversification from a majority UK exposure at 31 December 2012. These exposures remained concentrated in the less-than-one-year maturity range.

Derivatives remained broadly unchanged in both exposure level and maturity profile. The Social Housing portfolio reduced as a result of successful refinancing of longer-dated loans onto shorter maturities and on current market terms. The portfolio remained concentrated in the longer maturity range which reflects historic market terms prevalent at the time the portfolio was built up. Opportunities are being taken to refinance exposure onto shorter maturities when they arise.

CORPORATE CENTRE – CREDIT RISK MITIGATION

Structured Products are unsecured but benefit from senior positions in the creditor cascade. Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of Central Counterparties. For more details, see “Markets—Credit Risk Mitigation” on page 57.

Abbey National Treasury Services plc 2013 Annual Report	59

Detailed Business Review

Risk Management Report continued

CORPORATE CENTRE - CREDIT PERFORMANCE

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in “The Credit Cycle” section under “Risk monitoring” on page 41. The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 31 December 2013 and 2012:

2013	Sovereign £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	8,305	261	918	8,987	18,471
-Watchlist: Enhanced Monitoring	—	—	—	118	118
-Watchlist: Proactive Management	—	—	—	—	—
-Remaining Performing Exposure	8,305	261	918	8,869	18,353
Subtotal Performing Exposure	8,305	261	918	8,987	18,471
Non-Performing Exposure	—	—	—	—	—

Total Impaired Exposure of which:	—	—	—	118	118
-Performing – Watchlist	—	—	—	118	118
-Non Performing Exposure	—	—	—	—	—

Total Observed impairment loss allowances of which:(2)	—	—	—	—	—
-Performing – Watchlist	—	—	—	—	—
-Non-Performing Exposure	—	—	—	—	—

IBNO(3)					—
Total Impairment loss allowance					—

2012	Sovereign £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	3,651	236	1,215	9,612	14,714
-Watchlist: Enhanced Monitoring	—	—	—	632	632
-Watchlist: Proactive Management	—	—	—	—	—
-Remaining Performing Exposure	3,651	236	1,215	8,980	14,082
Subtotal Performing Exposure	3,651	236	1,215	9,612	14,714
Non-Performing Exposure	—	—	—	—	—

Total Impaired Exposure of which:	—	—	—	—	—
-Performing – Watchlist	—	—	—	—	—
-Non Performing Exposure	—	—	—	—	—

Total Observed impairment loss allowances of which:(2)	—	—	—	—	—
-Performing – Watchlist	—	—	—	—	—
-Non-Performing Exposure	—	—	—	—	—

IBNO(3)					—
Total Impairment loss allowance					—

(1)	Includes committed facilities and swaps.
(2)	Excludes IBNO provision.
(3)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

2013 compared to 2012 (unaudited)

During 2013, Social Housing exposure subject to enhanced monitoring decreased as a result of a small number of large value cases returning to performing status following resolution of governance issues as anticipated. There was no exposure subject to Watchlist monitoring in Sovereign and Derivatives. At 31 December 2013 and 2012, there were no loans and advances to customers in arrears in Corporate Centre.

Non-performing loans and advances

At 31 December 2013 and 2012, there were no non-performing loans in Corporate Centre.

CORPORATE CENTRE- FORBEARANCE

At 31 December 2013 and 2012, there was no forbearance activity in Corporate Centre.

60	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

MARKET RISK

INTRODUCTION

Market risk, which comprises traded market risk and non-traded market risk, is the risk of a variation of capital, economic value or reported income resulting from changes in the variables of financial instruments including interest rates, inflation, equities, credit spreads, property prices and foreign currencies. Traded market risk is the risk of losses in balance sheet and off-balance sheet positions arising from movements in market prices. Non-traded market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities. Non-traded market risk is classified as a structural risk. This section sets out further detail on traded market risk, and non-traded market risk (which is classified as a structural risk and presented in the Structural Risks section).

ANTS’s exposure to market risk arises in the following business segments:

	COMMERCIAL BANKING	MARKETS	CORPORATE CENTRE
Traded Market Risk	Exposures arise as a result of: • Interest rate risk; • Equity risk; and • Spread risk.

Exposures arise from trading activity and the creation and risk management of structured products for the personal financial services market by exposure to:

•   Interest rate risks;

•   Equity risks;

•   Property risks;

•   Spread risks; and

•   Foreign exchange risks.

No exposure.

Non-Traded Market Risk

Exposures arise as a by-product of providing banking products and services to corporate/ business customers as a result of:

•   Interest rate (yield and basis) risks;

•   Behavioural risks;

•   Prepayment risks; and

•   Launch risks.

No exposure.

All material non-traded market risks arising from Santander UK’s Retail and Commercial Banking are substantially transferred to, and managed by, Corporate Centre. In addition, structural exposures arising in the balance sheet are managed by Corporate Centre (e.g. foreign exchange risk and available for sale accounting risks).

APPROACH TO MARKET RISK
•

Market Risk operates within the Santander UK Risk Appetite Framework, which clearly defines the overall Risk Appetite of Santander UK. Specific Risk Appetite limits, controls and management are in place for traded and non-traded market risk.

•

ANTS actively manages and controls market risk within clearly defined parameters by limiting the impact of adverse market movements whilst seeking to enhance earnings. The organisational structure ensures a segregation of responsibilities between the functions responsible for market risk origination, risk management and control, and risk oversight.

•	A comprehensive set of Santander UK-wide policies, procedures and processes has been developed and implemented to identify, monitor and manage market risk.

•

All material risk exposures must be measured and subject to monitoring against limits and triggers for management action and/or escalation. Market risk limits are approved under Santander UK Board-delegated authority, and within the market risk appetite.

Abbey National Treasury Services plc 2013 Annual Report	61

Detailed Business Review

Risk Management Report continued

TRADED MARKET RISK

Traded market risk arises in connection with the provision of financial services for customers and the buying, selling and positioning mainly in fixed income, equities, foreign exchange and property markets. This trading activity may lead to a potential decline in net income due to variations in market factors including interest rates, inflation rates, equity indices, exchange rates, credit spreads, bond prices and property indices. Traded market risk is principally linked to potential variability in the ‘Net trading and funding of other items by the trading book’ element of the ‘Net trading and other income’ line in the Consolidated Income Statement. The most significant risk exposures in traded market risk are sensitivities to moves in interest rates, interest rate basis and the equities market.

The key business segments where traded market risk is generated, controlled and managed are:

•	Commercial Banking (including the short-term markets business); and

•	Markets.

Market risks arising from structured products, including exposure to changes in the levels of equity markets, are managed within Markets.

Risk management and control
•

The Santander UK Market Risk Framework cascades down from the Santander UK Risk Framework and defines the high level arrangements and minimum standards for the management, control and oversight specific to traded market risk.

•

The Santander UK Risk Appetite is cascaded down and embedded into the controls, risk limits and key risk metrics of traded market risk division. Key metrics, which include the utilisation of a stress economic loss limit and risk factor stress scenarios, are reported to the Santander UK Board on a monthly basis.

•	A suite of key risk metrics are regularly reported to the Santander UK Board, Executive Risk Committee and Wholesale Management Risk Committee.

Risk measures

Value at Risk (‘VaR’)
•

One of the primary tools to measure and control market risk is a statistical risk measure, VaR. VaR estimates the potential loss arising from unfavourable market moves and is calculated using a historical simulation method with two-years of daily price history, equally weighted. In accordance with the standard used throughout the Banco Santander group, the ANTS Internal VaR calculation uses a one day time horizon and a 99% confidence level. This means that conditional on today’s positions, ANTS would expect to incur losses exceeding the predicted VaR estimate one in every 100 trading days, or about two to three times a year.

•

The main risk exposures are monitored against Internal VaR limits at different levels: aggregated ANTS, business, asset class and individual desk levels. All limit breaches are reported and escalated in accordance with the Santander UK Risk Framework.

•

Among the benefits of the VaR model is that it incorporates the majority of material market risk factors and provides a framework for assessing the risk using a consistent approach across these risk factors and portfolios.

•

A Regulatory VaR model and associated Stressed VaR model (‘SVaR’) has been approved by the PRA for the use of calculating trading market risk capital requirements. The Regulatory VaR and SVaR models do not cover all ANTS’s trading book risk factors and businesses. Regulatory VaR and SVaR use a ten day time horizon in accordance with the PRA’s requirements in BIPRU, compared to the one day time horizon used for Internal VaR. However, market data, sensitivities and all other aspects of the methodology are the same as those used in the Internal VaR for businesses and risk factors captured by both models.

•

Internal VaR, Regulatory VaR and SVaR are calculated daily and include all major risk exposures including interest rates and equities, and are subject to governance, controls, regular reviews and internal assessments. Regulatory VaR and SVaR are also subject to external assessments by the PRA.

Limitations of VaR
•	General limitations of VaR arise from the use of historical changes and the assumption that these historical changes are an indicator of the future distribution of potential market moves.

•	VaR does not capture intra-day risk taking as it is based on positions as at close of business.

•	It does not indicate the potential loss beyond the 99th percentile. This risk is addressed by monitoring stress testing measures across the different business areas.

•

A one day time horizon does not fully capture the profit and loss implications of exposures that cannot be liquidated or hedged within one day. These exposures are monitored using Structural Risk metrics (see additional risk measures) and Stress Testing.

•

Specific limitations of the Santander UK group’s VaR model are that the use of a 2 year equally weighted dataset can lead to inflated VaR levels driven by historical events that are no longer representative of current market conditions. This can mask actual levels of short-term risk.

62	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

•

Proxy market data is used in the calculation when there is a new product traded where sufficient market data history is not available. Proxies are useful and allow new risk factors to be incorporated into VaR measurement for completeness. However use of proxies can reduce accuracy of VaR measures. ANTS monitors the impact of proxy data on VaR measurement and has specific controls around its usage within the VaR model.

•

Although ANTS VaR models aim to capture the principal relationships between different risk factors and the full valuation impact across a wide range of market level movements, some potential inaccuracy can result particularly for complex products and where there have been large market movements.

Backtesting
•	Backtesting is one of the approaches used for assessing Internal and Regulatory VaR model performance.

•

Daily back-testing is performed of Internal and Regulatory VaR against market risk related revenue (as prescribed by the PRA). The inclusion of intra day P&L within the back-testing goes someway towards mitigating the absence of intra day trading limits and non capture in VaR. A 1 day time horizon variant of Regulatory VaR is used for backtesting purposes.

•	Back-testing compares the daily VaR estimates of the last 250 days compared to the actual profit and loss (‘P&L’) outcomes of the following day.

•

As the VaR confidence level is 99% (for both Internal VaR and Regulatory VaR) and a 1 day time horizon is used, the expectation is that on 99% of days, the following day’s actual P&L outcome will either be a gain or a loss of smaller magnitude than the VaR level. Hence we would expect that for 1% of days, which is equal to 2—3 times a year, the actual reported P&L loss will exceed the VaR level from the previous day. For Regulatory VaR, the PRA BIPRU classification for P&L outcomes not exceeding the acceptable level is green and Santander UK has maintained a green status for 2013.

•	There has been no trending in the backtesting model exceptions. Any exception that occurred has been isolated.

Stress testing
•

Stress testing is a fundamental risk requirement under the Basel Capital Accords and is seen as a major component of Risk Management within Santander UK to increase transparency, and measure and control risk of losses in stressed markets.

•	Stress scenarios and reverse stress scenarios are important tools for Santander UK to increase transparency, and measure and control risk of losses in stressed markets.

•

Stress scenarios are used in the Traded Market Risk Risk Appetite setting process and monthly analysis for Risk Appetite Reporting. These stress scenarios are also embedded within the core Risk Management limits setting and monitoring daily processes.

•

Bespoke scenarios are considered in order to replicate past events but also to create plausible abnormal market conditions from changes in financial prices including interest rates, equity, exchange rates and credit spreads. Various degrees of severity are considered which, together with VaR, make it possible to obtain a more complete spectrum of the risk profile. Scenario shocks assuming different holding periods are used to illustrate stress exposures to various degrees of market liquidity.

•

Limits are used to manage ANTS’s exposure to stress events and restrict the impact of stressed market conditions. Stress testing is employed in cross-business risk management at desk level. The results of the stress calculations, trends and explanations based on current market risk positions are communicated to Santander UK’s senior management on a regular basis.

Additional risk measures
•

The value of instruments held as a result of trading activities can change daily and is reported daily in the Profit and Loss statements/reports. To calculate the current value, the instruments (both assets and liabilities) are measured at their fair value.

•	Non-statistical risk measures include sensitivity to variables used to value positions. A comprehensive framework captures all traded market risk exposures with limits applied to all sensitivities.

•

All new derivatives pricing models or amendments to the existing derivatives pricing models are validated in accordance with formalised validation standards with Models Committee UK (reporting into Risk Management Committee) giving final approval. All models are subject to annual review by the Quantitative Risk Group (‘QRG’).

•

Illiquid risks within traded market risk are those risks factors whereby it is recognised that exposures cannot be liquidated or hedged within 1 day. These risks are monitored and measured based on the estimated time horizon it would take to hedge or exit or the exposure. There are three categories: < 1 month horizon, 1 to 6 months horizon, and > 6 months horizon. Each category is monitored daily against limits.

•

Expected Shortfall (‘ES’) analysis is an additional metric that has been introduced this year for analysis purposes, ahead of the Basel Committee’s Fundamental Review of the Trading Book (‘FRTB’) requirements. ES is currently being calculated using VaR vectors and measures the size of the tail risk above 95% confidence level. The confidence level used for ES analysis will be changed to 97.5% during 2014, in line with the recent publication of FRTB consultation paper 2.

Abbey National Treasury Services plc 2013 Annual Report	63

Detailed Business Review

Risk Management Report continued

•

A time weighted VaR is calculated using the Banco Santander group methodology. The time weighted VaR model applies a greater weighting to the most recent days within the 2 year historical series and so the VaR level responds more quickly to current market volatility and provides a greater indication of changes in market behaviour to senior management.

•

For Regulatory VaR and SVaR, risk factors that are not captured or are regarded as not captured appropriately for capital assessment purposes are assessed under the Risks Not In VaR Framework (‘RNIV’) for the purpose of ensuring adequate capitalisation. A risk factor would be covered by the RNIV Framework if there was a lack of historical market data or the quality of the data was not deemed sufficient. These risk factors are generally included under the Structural Risk metrics for internal risk reporting and monitoring purposes as described above. The RNIV Framework is part of the approved internal model for traded market risk capital requirements. See “Capital Requirement measures” below for additional information on RNIV.

Capital requirement measures (unaudited)
•	Traded market risk uses the Regulatory VaR and SVaR approach for the calculation of capital requirements for those risk factors and businesses with Internal Models permission from the PRA.

•

Regulatory VaR is calculated on a 10 day holding period and 99% confidence level using the last 2 years of historical data shifts. SVaR is also calculated on a 10 day 99% confidence level basis, but uses a continuous 1 year period of historical data shifts in a time of stress that is relevant to the Santander UK’s portfolio. This stress period is reviewed regularly using a maximiser approach (as prescribed by the PRA) to ensure the most penal period of stress since 2007 is used, relevant to Santander UK’s portfolio.

•

SVaR is the largest component of traded market risk capital requirements and is typically 2 – 3 times larger than the Regulatory VaR component. The largest drivers of SVaR are currently interest rate delta, interest rate basis and equity volatility risks. This is in line with the historical market data shifts seen during the selected SVaR dataset period.

•

RNIV risk factors make up less than 10% of the current traded market risk capital requirements. The largest driver within the RNIV capital requirement calculation comes from implied dividends exposure. This risk factor is not captured well under a VaR model approach due to the structure of the underlying market data.

•	New RNIVs can be identified through P&L analysis and from new product analysis. All RNIVs identified will be included within the capital requirement calculation, regardless of materiality.

•

Two approaches are used to calculate RNIV capital levels, depending on market data availability and characteristics: A VaR type approach (which would require a Regulatory VaR and SVaR type calculation) and a stress based approach. The VaR approach is also subject to a multiplication factor as prescribed by the PRA. Stress based RNIVs use sensitivities and plausible stressed market data moves.

•	Each individual RNIV value is standalone and does not benefit from diversification in the capital requirements final calculation.

•

Any changes made to the models will be assessed for the capital requirement impact. The outcome of that testing will indicate whether the PRA will need pre-notification and need to give approval before the change can be implemented.

•	For those risk factors and businesses outside the internal models permission scope the standardised approach (as prescribed by the PRA in BIPRU) is used to calculate capital requirements.

•	As part of the approval for using internal models to calculate the traded market risk capital requirements, Santander UK, including ANTS, is subject to a comprehensive quarterly review by the PRA.

64	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

TRADED MARKET RISK – COMMERCIAL BANKING

For trading activities (including those within the Short-Term Markets business), market risk is measured using VaR as well as complementary sensitivity and stress testing metrics. Risks not captured in the VaR model are reported and monitored within the illiquid risk measures as described in “Additional risk measures”. The following table shows the one day 99% VaR-based consolidated exposures for the major risk classes at 31 December 2013, 2012 and 2011, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. The main exposure is due to interest rate risks, e.g. the impact of absolute rate movements and movements between interest rate bases.

The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual exposure at 31 December
Trading instruments	2013 £m	2012 £m	2011 £m
Interest rate risks(1)	1.7	2.3	1.9
Equity risks(2)	0.5	0.9	0.5
Spread risks(3)	—	—	0.3

Correlation offsets(4)	(0.5)	(0.6)	(0.7)

Total correlated one-day VaR	1.7	2.6	2.0

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
Trading instruments	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Interest rate risks(1)	3.1	2.3	1.9	4.6	3.8	2.6	1.6	1.7	1.4
Equity risks(2)	0.8	1.0	0.5	1.2	1.4	0.7	0.5	0.6	0.2
Spread risks(3)	0.0	0.2	0.6	1.1	0.8	0.9	0.0	—	0.2

Correlation offsets(4)	(0.8)	(0.9)	(0.6)	—	—	—	—	—	—

Total correlated one-day VaR	3.1	2.6	2.4	5.0	3.9	3.6	1.7	1.9	1.6

(1)

Interest Rate Risk measures the impact of interest rate and volatility changes on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and the government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).

(2)	Equity Risk measures the impact on equity stocks and derivatives from changes in equity prices, volatilities and dividends.
(3)	Spread risk measures the impact of changes in the credit spread of corporate bonds or credit derivatives.
(4)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day VaR. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

Commercial Banking daily total correlated one day VaR 2013 (short-term markets business) (unaudited)

The principal component of VaR in Commercial Banking is interest rate risk. There were no significant changes in Total VaR in 2013, although risk was slightly lower in the year in line with lower floor-wide VaR limits.

Abbey National Treasury Services plc 2013 Annual Report	65

Detailed Business Review

Risk Management Report continued

TRADED MARKET RISK – MARKETS

For trading activities, market risk is measured using VaR as well as complementary sensitivity and stress testing metrics. Risks not captured in the VaR model are reported and monitored within the illiquid risk measures as described in “Additional risk measures”. The following table shows the one day 99% VaR-based consolidated exposures for the major risk classes at 31 December 2013, 2012 and 2011, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market.

The main exposures are due to interest rate risks, e.g. the impact of absolute rate movements and movements between interest rate bases, and equity risks. Interest rate exposure is generated through trading activities. The main equity exposures are generated by the creation and risk management of structured products by Markets for the personal financial services market. Spread exposure arises indirectly from trading activities within Markets.

The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual Exposure at 31 December
Trading instruments	2013 £m	2012 £m	2011 £m
Interest rate risks(1)	2.3	3.2	1.6
Equity risks(2)	1.4	4.4	5.3
Property risks(3)	0.1	2.3	2.1
Spread risks(4)	0.3	0.2	—
Other risks(5)	0.0	0.5	1.9

Correlation offsets(6)	(1.6)	(1.9)	(2.4)

Total correlated one-day VaR	2.5	8.7	8.5

	Exposure for the year ended 31 December
	Average exposure			Highest exposure			Lowest exposure
Trading instruments	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Interest rate risks(1)	2.6	3.0	2.3	4.4	5.2	3.8	1.7	1.7	1.2
Equity risks(2)	1.9	5.0	2.6	4.6	8.0	6.9	0.7	3.5	0.6
Property risks(3)	0.1	2.1	2.2	0.2	2.5	2.9	0.0	1.3	1.9
Spread risks(4)	0.4	0.1	—	1.0	0.4	—	0.2	—	—
Other risks(5)	0.1	1.0	0.4	0.5	2.3	1.9	—	0.4	0.2

Correlation offsets(6)	(1.9)	(2.4)	(1.1)	—	—	—	—	—	—

Total correlated one-day VaR	3.2	8.8	6.4	6.5	12.9	10.0	1.9	6.9	3.9

(1)

Interest Rate Risk measures the impact of interest rate and volatility changes on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and the government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).

(2)	Equity Risk measures the impact on equity stocks and derivatives from changes in equity prices, volatilities and dividends.
(3)	Property risk measures the impact of changes in the property indices.
(4)	Spread risk measures the impact of changes in the credit spread of corporate bonds or credit derivatives.
(5)	Other risks include foreign exchange risk. FX Risk measures the impact of changes in foreign exchange rates and volatilities.
(6)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day VaR. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

With effect from 1 January 2013, the tables above consist of VaR-based metrics only. For 2012 and 2011, the tables include results of both VaR and non-VaR-based metrics. If the 2013 presentation were applied to the 2012 data, the total correlated average one-day VaR would decrease by £5.1m to £3.6m.

Markets daily total correlated one day VaR 2013 (unaudited)

The principal components of the movements in Total VaR were changes in Interest Rate risks and Equity risks.

66	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

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

There are three key areas of structural risk within ANTS, which are discussed in the sections that follow. These are:

•	Non-traded market risk;

•	Liquidity and funding risk; and

•	Capital risk.

NON-TRADED MARKET RISK

Non-traded market risk mainly arises through the provision of banking products and services to personal and corporate/business customers, as well as structural exposures arising in Santander UK’s balance sheet.

There are two business segments in ANTS where non-traded market risk is permitted, controlled and managed:

•	Corporate Centre; and

•	Commercial Banking

All non-traded market risks arising from the Santander UK group’s Retail Banking and Commercial Banking business segments are substantially transferred from the originating business to Corporate Centre.

Non-traded market risks are originated in the Santander UK group’s Retail Banking and Commercial Banking only as a by-product of writing customer business and are typically transferred from the originating business to the Corporate Centre. Funds received with respect to deposits taken are lent on to Corporate Centre on matching terms as regards interest rate re-pricing and maturity; in a similar manner loans are funded through matching borrowings. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged with Markets. Only short-term mismatches due to forecasting variances in prepayment and launch risk exposures are retained within the Santander UK group’s Retail Banking and Commercial Banking.

As a consequence of the transfer processes described above, all material non-traded market risk exposures are substantially transferred to and reside in Corporate Centre.

Risk management and control
•

Non-traded market risk is controlled in line with the Structural Risk Framework. Santander UK’s Risk Appetite is articulated by both the income and value sensitivity limits set in accordance with the Santander UK Board Risk Appetite and by the limits for Net Interest Margin (‘NIM’) and Economic Value of Equity (‘EVE’) sensitivities set by the Banco Santander group.

•

ALCO is responsible for managing the risk exposure of Santander UK within limits. In addition, a series of lower level risk limits and triggers are used to highlight when exposures are nearing limits and to control other material risk types, such as Basis Risk.

•

To manage interest rate risk within the banking book balance sheet a combination of derivatives (typically interest rate swaps) and natural offsets between asset and liability positions are used. Monthly reporting of positions is provided to Balance Sheet Management Risk Forum which reports into ALCO and Risk Management Committee.

Abbey National Treasury Services plc 2013 Annual Report	67

Detailed Business Review

Risk Management Report continued

Risk measures

Sensitivities
•

For business as usual risk measurement, sensitivities are a key risk measure. Sensitivities measure the impact of standard instantaneous parallel shifts in relevant yield curves (subject to a 0% interest rate floor where applicable). The advantage of using standard parallel shocks are that generally they provide a constant measure of the size of market risk exposure in the balance sheet, with a simple and consistent stress. This compares to specific scenarios such as ‘flat rates’, the magnitude of which will depend on the shape of the current curve and hence shift required to reach the flat rate scenario. An exception to the relative simplicity of parallel yield curve shocks can be when the yield curve is ‘floored’ at 0%, which can then result in non parallel down shocks. For income sensitivity measures, the period measured is typically twelve months, while for value sensitivity measures the period measured typically covers the life of the current balance sheet.

•

The disadvantages of using material parallel shocks are that the shocks may not be perceived as realistic, or necessarily test the scenarios that have the most impact on the Santander UK group. As a result, non-parallel stress tests are also run to calculate the impact of a range of plausible non-parallel scenarios, and over a range of time periods for income stresses (typically either 1 year or 3 years).

Stress testing
•

Stress testing of market risk factors is used to complement the risk measurement provided by standard sensitivities. Simple stress tests, such as parallel shifts in relevant curves, serve to provide transparent measures of risk control and provide a consistent starting point for limit setting. More complex, multi-factor and multi-time period stress tests can give management information about specific potential events, and test a range of outcomes that may not be captured through parallel stresses, or VaR-type measures due to limitations of historical data or specific models. Stress tests can also be used to assess the magnitude of losses in extreme market events beyond the confidence level used in VaR models.

•

Stress testing results are discussed at senior level management committees. They influence decision making by Corporate Centre by highlighting potential risks in the banking book and the impact of remedial actions that could be taken to mitigate positions. The stress test results are contrasted against stress limits and triggers set by Santander UK internal committees, or against metrics set by the regulator. If results are to be found in excess of the limits or triggers, remedial management actions and a relevant escalation process is followed. Stress tests can be adapted to reflect current concerns or market conditions more rapidly than other risk measures such as VaR. Stress testing can include both individual business area stresses and Santander UK-wide scenarios

•

Within ANTS, stress tests are either: a) specific, deterministic stress tests not referenced to market history or expectations (e.g. parallel stresses of a given size), b) historic deterministic stress tests, with changes in market risk factors either based on specific events in the past (e.g. the situation in the fourth quarter of 2008) or based on a statistical analysis of changes in the past, or c) hypothetical deterministic stress tests, with the change in market risk factors based on a judgement of potential future rates in a given scenario.

•

Stress tests can be produced using either income or value measures. They may cover one or more category of exposures accounted for on an accruals basis or at fair value (either through the income statement or through other comprehensive income). Expert judgement is used both in defining appropriate hypothetical stress tests and as appropriate adjusting assumptions regarding the balance sheet, management actions and customer behaviour.

Additional risk measures
•

In addition to sensitivities and stress tests, non traded market risk can be measured using net notional positions. This can have the advantage of providing a simple expression of exposure, although typically needs to be combined with other risk measures to reflect all aspects of a risk profile such as projected changes over time.

•

The main remaining metric to quantify market risk is a statistical risk measure, VaR. VaR estimates the potential loss of economic value arising from unfavourable market moves and is calculated using a historical simulation method with two-years of daily market data history, equally weighted. In accordance with the standard used throughout the Banco Santander group, the ANTS Internal VaR calculation uses a one day time horizon and a 99% confidence level. This means that conditional on today’s positions, ANTS would expect to incur losses of economic value exceeding the predicted VaR estimate one in every 100 working days, or about two to three times a year. Whilst VaR measures can be a useful risk metric as they capture changes in economic values, VaR won’t reflect the actual impact on the Income Statement of the majority of the assets and liabilities on the banking book balance sheet as they are accrual accounted.

68	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Types of non-traded market risk

Yield Curve Risk

Yield curve risk arises from the timing mismatch in the re-pricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets.

For yield curve risk, ANTS predominantly measures its market risk exposures with both NIM and EVE sensitivity analysis supplemented by the other risk measures, such as stress testing, and VaR. NIM and EVE measures are commonly used throughout the financial services industry as measures for managing market risk across non-traded portfolios. The NIM and EVE measures in ANTS cover all material yield curve risk within the Santander UK banking book balance sheet.

NIM sensitivity measures the change in net interest income over a given period. It is calculated by simulating the net interest margin using current yield curve and net interest margin following a change in yield curves. The difference between the two net interest margin totals is the NIM sensitivity. The main model assumptions are:

•	The balance sheet is dynamic (it includes the run-off of current assets and liabilities as well as retained and new volumes); and

•

Behavioural rather than contractual balance sheet is used (balances are adjusted for behavioural or assumed profile for most retail products where the behavioural maturity of products is less than the contractual maturity due to customers exercising the option for early withdrawal or prepayment, or where there is no contractual maturity).

The time horizon for business as usual NIM metrics used for risk control is 12 months.

EVE is calculated as the change in the net present value of all of the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel shifts in the yield curve. A static balance sheet is used, i.e. all balance sheet items at the reporting date run off according to their contractual, behavioural or assumed run-off behaviour as appropriate and there is no explicit retained or new volume.

The behavioural assumptions involved in the NIM and EVE sensitivity calculation, including the above-mentioned prepayment risk, form a key part of the overall control framework and are updated and reviewed on an ongoing basis.

The NIM and EVE metrics include the interest rate risk from all material Santander UK banking book positions. The banking book positions generate almost all the reported net interest income in Santander UK.

For business as usual risk management, control and reporting, the impact of instantaneous +/-25, 50, 75, 100 and 200 basis point parallel shifts in all yield curves are calculated (subject to 0% interest rate floor and measured against limits).

To assist in the management of the balance sheet exposures, these NIM and EVE sensitivities are supplemented with additional management information including details of net notional positions and net re-pricing profiles.

The table below reflects how base case income and valuation across the Santander UK group would be affected by a 100 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve. Sensitivity to 100bps shifts are shown as they are simple, easily scaleable, and this is typically the size of shift focussed on most across the Santander UK group (although sensitivities to other parallel shifts are also monitored monthly). For comparison purposes these measures are shown at 31 December 2013 and 2012:

	31 December 2013		31 December 2012
	+100bps £m	-100bps £m	+100bps £m	-100bps £m
NIM sensitivity	181	87	343	13
EVE sensitivity	49	(16)	405	(203)

The change in the sensitivities between 2012 and 2013 was largely attributable to the hedging strategy implemented over the middle of 2013 with the aim of hedging the risk of interest rates being lower for longer, and to the changes in balance sheet positions following the rise in the yield curve later in 2013.

Basis Risk

Basis risk exists when assets are priced using a different rate index than the liabilities funding them. In particular, Santander UK has a potential exposure to basis risk arising from the divergence between base rate linked rates earned on customer assets and wholesale (LIBOR-linked) rates paid on liabilities funding the customer assets. Santander UK is also exposed to basis risks associated with reserve rate linked assets deposited with central banks and funded at LIBOR rates. Other basis risks that Santander UK is exposed to include between the Bank of England Base Rate and the Sterling Overnight Index Average (‘SONIA’) rate, where SONIA linked swaps are used to hedge base rate exposures, and between LIBOR rates of different terms.

Basis risk is measured using a variety of risk measures. The net administered / base linked position is measured against notional position triggers. The basis risk between the Bank of England Base Rate and LIBOR is also captured through a VaR measure. The VaR measure uses the same Historical Simulation VaR methodology as that for the trading book, i.e. expected loss with a confidence level of 99% with one day time horizon, using 520-day historical market data.

The Santander UK Basis Risk VaR (99% confidence level 1 day) at 31 December 2013 was £7.7m (2012: £10.5m). It reflects the basis risk exposure between Bank of England Base Rate and LIBOR. The decrease during 2013 was due to greater diversification of exposures.

Abbey National Treasury Services plc 2013 Annual Report	69

Detailed Business Review

Risk Management Report continued

Behavioural Risks

Behavioural risks arise from features in retail products that give customers the right to alter the expected cash flows of a financial contract. For example, prepayment risk, where customers may prepay loans before their contractual maturity. Santander UK is also exposed to product launch risk, where the customers may not take the expected volume of new mortgages or other products. Behavioural risks are monitored and controlled through both risk measures such as VaR, and through product design.

Inflation and Spread Risks

Inflation and swap spread and credit spread risk exist where the value of, or income from, assets or liabilities can change due to changes in the market levels of inflation and spreads. Santander UK holds a portfolio of securities in the banking book balance sheet for liquidity and investment purposes (the Liquid Asset Portfolio and the ALCO portfolio) which are exposed to these risk types. These portfolios are accounted for as available-for-sale securities, and volatility in the value of the assets continuing to be held in these portfolios is recognised in Other Comprehensive Income, unless it reflects impairment in the fair value of the securities, at which point it is recognised in the income statement.

The market risks of these portfolios are monitored through daily reporting of sensitivities, VaR and stress tests which are reported against limits and triggers daily to senior management and monthly to ALCO and Risk Management Committee. The VaR measures reported capture all key sources of volatility, including interest rate risk as well as inflation and spread risks, to fully reflect the potential available-for-sale volatility.

The available-for-sale volatility from the ALCO Portfolio and Liquid Asset Portfolio positions VaR (95% confidence level, 1 day) at 31 December 2013 was £4.7m (2012: £7.6m). This includes the inflation and spread risk exposures of these positions. VaR for the individual risk types is not reported separately. The decrease in VaR over the year was due to a change in the composition of the government bond portfolio.

The portfolio of securities held for liquidity and investment purposes is regularly stress tested against a variety of historical and hypothetical scenarios. There are limits established against the potential losses estimated by the stress tests that complement the VaR-based limits discussed in the inflation and spread risk section above.

At 31 December 2013, the worst 1 month stressed loss for the Santander UK available-for-sale accounted portfolios was estimated to be £139m using historic deterministic stress tests (2012: £143m).

Foreign exchange risk

Santander UK’s non-trading businesses operate mainly in sterling markets and therefore, with the exception of funding raised in foreign currencies (see Wholesale Funding on page 78), do not originate significant foreign exchange exposures. Foreign currency funding positions are hedged back to sterling. Any foreign exchange positions Santander UK does have (either for instance to ‘spot’ foreign exchange rates or to cross currency basis) are typically residual exposures remaining after hedging. Foreign exchange risk is monitored against absolute net exposures and VaR-based limits and triggers.

Income statement volatility arising from different accounting treatments

The majority of the assets and liabilities in the Santander UK banking book balance sheet are accrual accounted. The risk profile from these assets and liabilities is in some cases managed with the use of derivatives. As all derivatives are accounted for at fair value, this difference in accounting treatment can lead to reported volatility in the income statement, even where the derivative is an economic hedge of the asset or liability.

This volatility is largely mitigated through the use of hedge accounting. Any hedge accounting ineffectiveness which may lead to income statement volatility is monitored using a VaR measure and trigger, reported monthly. Details of Santander UK’s accounting policies for derivatives and hedge accounting can be found in Note 1 to the Consolidated Financial Statements.

Regulatory and Economic Capital (unaudited)

Capital is held for market risks in the banking book to protect against future changes in value as a result of movements in non-traded market risk factors such as interest rates and basis risk.

Regulatory Capital (‘RC’) held in Pillar 2 for interest rate risk in the banking book is measured as the amount of capital required to absorb losses in the event of an adverse shock equivalent to a 1 in 200 event (99.5% confidence level) over a given time horizon. RC is measured using the current, static balance sheet, with no new volume assumptions.

In line with Banco Santander group policy, Economic Capital (‘EC’) is measured as the amount of capital required to absorb losses in the event of an adverse shock equivalent to a 1 in 2,000 event (99.95% confidence level) over a given time horizon. This confidence level is reviewed periodically. EC is measured using the current, static balance sheet, with no new volume assumptions. There are no significant differences between the approach used for calculating EC and the approach used for calculating EVE sensitivities used for business as usual risk monitoring and control.

For both Regulatory and Economic Capital, an overall diversified capital figure for all risk factors combined is calculated using Historical Simulation VaR. This VaR measure uses a combination of relative shifts, for risk factors such as interest rates, and absolute shifts, for risk factors such as swap spread, as appropriate.

70	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

LIQUIDITY AND FUNDING RISK

ANTS is the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements.

Liquidity and funding risk is managed on a Santander UK group basis and it is not therefore appropriate to consider these risks separately at an ANTS group level. In addition, under the PRA’s regulatory liquidity regime, Santander UK and ANTS together with Cater Allen Limited, a fellow subsidiary of Santander UK plc, form the Santander UK Defined Liquidity Group (‘DLG’). Under these arrangements, each member of the DLG is liable to support each other in terms of transferring or receiving surplus liquidity in times of stress. In considering the liquidity resources available to the ANTS group, both its own liquid assets and also those of rest of the Santander UK group have been separately presented below.

These stress tests are supplemented with sensitivity analysis for instantaneous liquidity shocks by each major liquidity risk driver to understand the impact on internal Liquidity Risk Appetite and regulatory liquidity metrics.

INTRODUCTION

Santander UK views liquidity and funding risk management as maintaining prudent levels of highly liquid assets, managing potential cash outflows and ensuring that access to funding is available from a diverse range of sources. The Santander UK Board targets a funding strategy that avoids excessive reliance on short term markets and attracts enduring commercial deposits, avoiding an over reliance on less stable commercial funds. The strategy also ensures effective diversification in the sources, products and tenor of funding, as well as maintaining the capacity to raise additional unplanned funding from those sources quickly.

Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities supporting its business activities and liquidity requirements. It does this based on the strength of its balance sheet, its profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries, such as ANTS).

Whilst Santander UK manages its funding and maintains adequate liquidity on a stand-alone basis, Santander UK coordinates issuance plans with the Banco Santander group where appropriate. In addition to Santander UK’s liquidity risk being consolidated and centrally controlled, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises.

Liquidity and funding risks are identified and encompassed within Santander UK’s Risk Framework and subject to Santander UK’s three lines of defence risk governance framework. The Santander UK Board delegates day-to-day responsibility for liquidity risk to the Santander UK CEO. The Santander UK CEO has in turn delegated the responsibilities for liquidity and funding risk management to the Santander UK Chief Financial Officer (‘Santander UK CFO’) (who in turn delegates to the Finance Director). Delegated authority is given to the Santander UK CRMO for liquidity and funding risk control.

Adherence to Santander UK’s liquidity and funding risk appetite is monitored on a daily, weekly and monthly basis through different committees and levels of management including ALCO, the Risk Management Committee, and the Santander UK Board Risk Committee. ALCO is responsible for overseeing the management of Santander UK’s balance sheet in accordance with the Board-approved funding plan and for ensuring that the adequacy of liquidity and appropriateness of funding are consistent with risk appetite. This includes consideration of relevant macro-economic factors and conditions in the financial markets.

DEFINITIONS

LIQUIDITY RISK
•

Liquidity risk is the risk that Santander UK, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

FUNDING RISK
•

Funding risk is the risk that Santander UK does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Risks arising from the encumbrance of assets are also included within this definition.

LIQUIDITY RISK

Santander UK’s key ongoing liquidity risks are:

KEY LIQUIDITY RISK		DEFINITION
•	Retail funding risk	Risk of loss of retail deposits.

•	Corporate funding risk	Risk of loss of corporate deposits.

•	Wholesale secured and unsecured funding risk	Risk of wholesale unsecured and secured deposits failing to roll over.

•	Derivatives and contingent liquidity risks

Risk of ratings downgrades that could trigger events leading to increased outflows of financial resources, for example, to cover additional margin or collateral requirements. Collateral calls on derivatives may also arise at times of market stress and when asset liquidity may be tightening.

Abbey National Treasury Services plc 2013 Annual Report	71

Detailed Business Review

Risk Management Report continued

LIQUIDITY RISK APPETITE (unaudited)

The Santander UK Board’s risk objective is to be a risk resilient institution at all times, and to be perceived as such by stakeholders, preserving the short and long-term viability of Santander UK. The Santander UK Board recognises that a bank engaging in maturity transformation cannot hold sufficient liquidity to cover all possible stress scenarios but requires Santander UK to hold sufficient liquidity to ensure that it will survive the current most plausible stress scenario through a prudent balance sheet structure and the maintenance of approved liquid resources. The scenario is regularly reviewed to ensure that it reflects the current economic and market environment.

The Liquidity Risk Appetite statement is set in the context of principles of liquidity management, by which Santander UK chooses to manage its balance sheet, and the desire to meet or exceed regulatory requirements. The liquidity management principles include:

•	Implementation of a funding structure that is consistent with the composition of the asset base;

•	Maintenance of an appropriate mix of ‘sticky’ and ‘non-sticky’ retail deposit balances avoiding over reliance on the latter;

•	Well-balanced growth of assets and liabilities;

•	Implementation of a funding strategy that:

•	avoids excessive reliance on short-term wholesale funding, attracts sustainable commercial deposits;

•	provides effective diversification in the sources, products and tenor of funding; and

•	complies with internal encumbrance policy;

•	Use of long-term funding to provide diversification, manage the liquidity structure of the balance sheet and support liquid resources.

The principles set by the Santander UK Board are underpinned by Santander UK Risk Management Framework.

A stress test framework is in place and run independently by the Risk function on a daily basis. The stress under the Santander UK Liquidity Risk Appetite must be fully covered with high quality liquid assets whilst the outcome of other stress tests must be covered with a combination of high quality liquid assets, other assets and management actions as sanctioned by the Executive Risk Committee.

•	The Santander UK Liquidity Risk Appetite has been recommended by the CEO and approved by the Santander UK Board, under advice from the Board Risk Committee. The Liquidity Risk Appetite, within the context of the overall Risk Appetite, is reviewed and approved by the Santander UK Board at least annually or more frequently if necessary (e.g. in the case of significant methodological or business change). This is designed to ensure that the Liquidity Risk Appetite will continue to be consistent with Santander UK’s current and planned business activities.

•	The CEO, under advice from the Santander UK Board Risk Committee, approves more detailed allocation of liquidity risk limits. The CRO, supported by the Risk Division (including the Deputy CRO, CRMO, and the Director of Liquidity and Banking Market Risk), is responsible for monitoring the ongoing compliance with the liquidity risk appetite.

In addition to the Santander UK Liquidity Risk Appetite, ANTS also complies with regulatory requirements set by the PRA, other regulatory bodies and Banco Santander group standards. New requirements such as the Liquidity Coverage Ratio (‘LCR’) and Net Stable Funding Ratio (‘NSFR’) which will be introduced under the Basel III regime are being actively monitored at a Santander UK group level. Reporting processes are being developed to ensure compliance with these ratios when they are formally adopted. At 31 December 2013, both the Santander UK group LCR and NSFR were in excess of 100%. The LCR is tracked at key governance committees including ALCO.

72	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

LIQUIDITY RISK MANAGEMENT

APPROACH TO LIQUIDITY RISK
•	Liquidity risk is managed under a comprehensive and prudent liquidity risk management framework.

•

The primary objective of the framework is to ensure that Santander UK is liquidity risk resilient by holding sufficient financial resources and planned liquidity enhancing actions to comply with internal Santander UK Liquidity Risk Appetite and regulatory requirements.

•	Liquidity management is the responsibility of the Santander UK CFO, who delegates day-to-day responsibility to the Finance Director.

•	Liquidity risk control and oversight are provided by the Santander UK CRO, supported by the Santander UK Deputy CRO and the Risk Division.

The key element of Santander UK’s liquidity risk management is focused on holding sufficient liquidity to withstand a series of stress tests. Within the framework of prudent funding and liquidity management, Santander UK manages its activities to minimise liquidity risk, differentiating between short-term and strategic activities.

Short-term, tactical liquidity management
•	Liquid resources

Liquid assets, contingent liquidity and defined management actions to source liquidity are maintained to cover unexpected demands on cash in a most likely plausible stress scenario and other more distant and severe but less probable scenarios. In Santander UK’s case, the most significant stress events include large and unexpected deposit withdrawals by retail customers and a loss of unsecured wholesale funding.

•	Funding profile	Metrics to help control the level of outflow within different maturity buckets.

•	Intra-day collateral management	To ensure that adequate collateral is available to support Santander UK’s participation in various payment and settlement systems.

Strategic funding management
•	Structural balance sheet shape

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

Collateral calls on derivatives positions can pose a liquidity risk. Collateral calls may arise at times of market stress and when asset liquidity may be tightening. The timing of the cash flows on a derivative hedging an asset may be different to the timing of the cash flows of the asset being hedged, even if they are similar in all other respects. Collateral calls may be triggered by a credit downgrading. Santander UK manages these risks by including collateral calls in stress tests on liquidity, and by maintaining a portfolio of assets held for managing liquidity risk.

Risk limits and triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by the Risk Division and reported monthly to ALCO, the Risk Management Committee and the Santander UK Board.

Santander UK manages liquidity internally on a consolidated basis and creates governance, oversight arrangements, its Liquidity Risk Appetite and associated control framework on this basis. By doing this, the funding requirements and liquidity risks of all subsidiaries of the Santander UK group are managed effectively as part of ongoing operations. Within this model, Santander UK accommodates its DLG which does not include all subsidiaries (but does include ANTS) and is the basis of the oversight regime of the PRA as UK regulator. Santander UK ensures that liquidity flows between the DLG and other business within the Santander UK group are managed efficiently.

Abbey National Treasury Services plc 2013 Annual Report	73

Detailed Business Review

Risk Management Report continued

Operational management of liquidity risk (unaudited)

Santander UK maintains, as part of its overall liquidity and funding risk management framework, strong operational and management governance that seeks to make the Santander UK strategy as resilient as possible to potential liquidity stresses by structuring the balance sheet in a prudent and sensible way. The Santander UK Board’s Liquidity Risk Appetite defines the balance sheet principles that operational management is tasked to deliver through a set of key structural metrics. It also defines the stress scenarios that Santander UK models and ensures are covered with appropriate liquidity resource and liquidity enhancing management actions.

The Santander UK CFO has delegated responsibility for day-to-day management of liquidity risk to the Finance Director, and his Deputy, who in turn delegates to the Director, ALM; the Director, Funding; and the Head of Short Term Markets. These management processes are reviewed and challenged by the independent Risk function and overseen by ALCO and the Risk Management Committee.

The Director, ALM is responsible for strategic liquidity management to ensure that the business remains within appetite. His responsibilities include:

•	The proposition of the Liquidity Risk Appetite;

•	Internal liquidity transfer pricing;

•	The design and maintenance of the Recovery Framework; and

•	The management of specific liquid resources.

The Director, Funding and Collateral Risk Management is responsible for short and term funding in both secured and unsecured markets. The Head of Short Term Markets is in charge of day-to-day operational liquidity management. This encompasses collateral management of highly liquid resources, including central bank reserves, and intra-day liquidity.

STRESS TESTING (unaudited)

In addition to regulatory requirements, Santander UK runs stress tests on a regular basis to ensure it is holding sufficient financial resources. These stress tests consist of:

ACTIVITY		DESCRIPTION
•	Santander UK Liquidity Risk Appetite stress and other holistic liquidity stresses	Comprehensive stress tests considering all risk drivers applicable to Santander UK during an idiosyncratic shock experienced during a protracted market-wide stress.

•	US stress	Stress tests designed to examine the impact of a loss of US investor confidence materially affecting Santander UK’s ability to access US funding markets.

•	Acute retail stress	Stress tests examining the impact of a loss of retail depositor confidence, leading to significant and acute deposit outflows.

•	Slow bleed stress	Stress tests designed to examine the impact of a protracted leakage of deposits.

•	Wholesale stress	A stress test where a loss of corporate and wholesale customer confidence in Santander UK results in a protracted leakage of deposits.

•	Eurozone stress

Santander UK also stress tests a more extreme scenario where a significant deterioration in the Eurozone economies has a knock-on (or contagion) effect to Santander UK, leading to severe liability outflows and rating agency action.

These stress tests are supplemented with sensitivity analysis and reverse stress testing for instantaneous liquidity shocks by each major liquidity risk driver to understand the impact on internal Liquidity Risk Appetite and regulatory liquidity metrics.

74	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

LIQUID ASSETS

Santander UK holds, at all times, a portfolio of unencumbered liquid assets to mitigate liquidity risk. The size and composition of this portfolio is determined by Santander UK’s Liquidity Risk Appetite and regulatory requirements.

The table below shows liquid assets held by the ANTS group and additional liquid assets held by the rest of the Santander UK group (to which the ANTS group has access through the cross guarantee and defined liquidity group arrangements described above) by the geographic location of the issuer or counterparty at 31 December 2013 and 2012:

	Held by the ANTS group		Held elsewhere in Santander UK
	2013 £bn	2012 £bn	2013 £bn	2012 £bn
Eligible liquid assets:
Cash at central banks:
- UK	—	—	20	28
- US	—	—	5	—

	—	—	25	28

Government bonds:
- UK	2	4	—	—
- US	2	3	—	—
- Japan	—	1	—	—
- Germany	—	1	—	—

	4	9	—	—

Total Eligible liquid assets	4	9	25	28

High quality(2) corporate bonds and asset-backed securities:
- UK	1	1	—	—
- US	—	—	1	1
- Other countries, each less than £1bn(1)	—	—	1	—

	1	1	2	1

Other liquid assets:
- UK – Whole loans and own debt securities	4	—	35	36
- UK – Other debt securities, bonds, and equities included in major indices	1	1	—	—
- Other countries, each less than £1bn(2)	—	—	1	—

	5	1	36	36

Total liquid assets	10	11	63	65

(1)	A- rated or above.
(2)	Consists of Canada, Spain, Italy and Portugal.

Liquid assets are convertible into cash on demand. High quality bonds are convertible into cash through normal market channels. Whole loans and own debt securities are convertible into cash via discount at central banks. The process of pre-positioning assets for discounts at central banks, while it varies by asset class, typically takes four weeks.

Eligible liquid assets consist of those assets which meet the PRA requirements for inclusion in a liquid asset portfolio in accordance with BIPRU 12.7. Such assets comprise cash at central banks and government bonds, but only the central government or central bank of a highly-rated European Economic Area state, Canada, Australia, Japan, Switzerland or the United States of America, subject to minimum credit ratings.

Santander UK periodically tests the liquidity of the liquid assets portfolio it holds, in accordance with the PRA requirement to realise a proportion of these assets through repo or outright sale to the market. In accordance with the PRA’s regulations, Santander UK ensures that the cumulative effect of its periodic realisation over any twelve month period is that a significant proportion of the assets in its eligible liquid assets portfolio is realised.

In deciding on the precise composition of its liquid asset portfolio, Santander UK ensures that it tailors the contents of the portfolio to the needs of its business and the liquidity risk that it potentially faces. In particular, Santander UK ensures that it holds assets in its liquid asset portfolio which can be realised with the speed necessary to meet its liabilities as they fall due.

Liquidity developments in 2013 (unaudited)

2013 saw a steady improvement in market confidence and funding rates, a trend observed in the second half of 2012. During the second half of 2013, speculation that the US Federal Reserve might reduce the level of such stimulus it had been providing to the market had an impact on forward interest rates, but had little impact on investor sentiment in the core funding markets in which Santander UK operates. When the US Federal Reserve then formally announced in December 2013 that it would start to reduce the level of stimulus, the news was received positively by investors as a sign of an improving macro-economic environment.

In 2013, Santander UK benefited from market-wide reduced wholesale, unsecured medium-term and secured medium-term funding rates and, as with other UK banks, increased confidence in its own current credit ratings. Throughout 2012, Santander UK continued to strengthen its liquidity position. Following the beneficial conditions prevailing in late 2012, Santander UK reduced its liquidity position in 2013 whilst maintaining a conservative balance sheet structure (i.e. maintaining high levels of high quality liquid assets) and risk management controls to monitor and manage the levels of the liquid asset portfolio and encumbrance.

Eligible liquid assets continued to significantly exceed wholesale funding of less than one year, with a coverage ratio of 138% (2012: 154%). In addition, during 2013, Santander UK:

•	Continued pursuing selected de-leverage;

•	Continued to enhance the retail deposit base by attracting ‘stickier’ deposits whilst reducing balances for products that have shown a propensity in the past to instability at times of stress;

•	Built the commercial banking deposit base, creating relationships to enhance their ‘stickiness’ wherever possible;

•	Increased the level of transactional accounts (including retail banking current accounts) held, especially through the very successful growth of the 1I2I3 Current Account retail product;

•	Maintained a balanced wholesale funding mix between medium and short term funds, whilst looking to extend the maturity profile of the short term book as market conditions permit;

•

Maintained an appropriate level of liquid resource diversification in line with the current assessment of key liquidity risks, whilst avoiding the holding of excessive levels of liquid assets that could be better utilised in support of the core franchise; and

•	Focused on becoming more active in the unsecured medium-term funding markets. The level of medium term funding issuance is assessed on an ongoing basis and actively managed through ALCO.

Abbey National Treasury Services plc 2013 Annual Report	75

Detailed Business Review

Risk Management Report continued

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

The Santander UK Liquidity Risk Appetite statement is set in the context of principles by which Santander UK chooses to manage its balance sheet and these define the context within which funding risk is managed. The principles include the following specific funding discipline:

•	Implementation of a funding structure that is consistent with the composition of the asset base;

•	Implementation of a funding strategy that:

•	avoids excessive reliance on short-term wholesale funding, attracts sustainable commercial deposits;

•	provides effective diversification in the sources, products and tenor of funding; and

•	complies with internal encumbrance policy; and

•	Use of long-term funding to provide diversification, manage the liquidity structure of the balance sheet and support liquid resources.

The principles set by the Santander UK Board are underpinned by key structural liquidity metrics that form part of the Santander UK Risk Management Framework. Retail Banking and Commercial Banking funding primarily comprises deposits by customers.

APPROACH TO FUNDING RISK
•	Funding risk is managed by the Finance Director, who is responsible for the production of strategic and tactical funding plans as part of Santander UK’s planning process.

•	Funding plans are approved by the Santander UK Board and ALCO and are controlled on a day-to-day basis by the Finance Director and within the framework of the Liquidity Risk Manual.

•	The plans are challenged by the Risk function to ensure adverse conditions can be accommodated via a range of management levers.

FUNDING RISK MANAGEMENT

Operational management of funding risk (unaudited)

Santander UK maintains, as part of its overall liquidity and funding risk management framework, strong operational and management governance that seeks to make Santander UK’s strategy as resilient as possible to potential funding stresses by structuring the balance sheet in a prudent and sensible way. The framework applies to all aspects of both funding and liquidity risk to ensure that the two are managed in a consistent and complimentary way - in line with the Santander UK Board’s Liquidity Risk Appetite. As with liquidity risk, operational management is tasked to deliver Santander UK’s strategy in line with the following principles that define the desired conservative balance sheet structure:

•	Implementation of a funding structure that is consistent with the composition of assets;

•	Well-balanced growth of assets and liabilities;

•	Implementation of a funding strategy that:

•	Avoids excessive reliance on short-term wholesale funding and attracts sustainable commercial deposits; and

•	Provides effective diversification in the sources, products and tenor of funding.

•	Maintenance of an appropriate mix of ‘sticky’ and ‘non-sticky’ retail deposit balances;

•	Use of short-term funding to manage short-term fluctuations in funding and the funding of short-term wholesale assets; and

•	Use of long-term funding to provide diversification of stable funding as well as an aid to help manage the liquidity structure of the balance sheet.

76	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Within Santander UK, the same operational management structure that manages funding risks is responsible for liquidity risk management because of the very close affinity of the two areas. The Santander UK CFO has delegated responsibility for day-to-day management of Funding Risk to the Finance Director who in turn delegates to the Director, ALM, the Director, Funding and Collateral Management and the Head of Short Term Markets. These management processes are reviewed and challenged by the independent risk function and overseen by ALCO and Risk Management Committee.

The Director, Funding and Collateral Management and the Head of Short Term Markets together cover all aspects of short and term funding in both secured and unsecured markets, delivering Santander UK’s strategic funding requirements in line with its detailed funding plan and risk appetite principles. The Director, Funding and Collateral Management ensures that Santander UK has active involvement in a range of wholesale funding markets ensuring that sources of funding can be maximised and so a conservative level of diversification of the balance sheet across product and average maturity maintained.

Financial adaptability (unaudited)

Santander UK also considers its ability to take effective action to alter the amounts and timing of cash flows so that it can respond to unexpected needs or opportunities. In determining its financial adaptability, Santander UK has considered its ability to:

•	Obtain new sources of finance;

•	Obtain financial support from other Banco Santander group companies; and

•	Continue business by making limited reductions in operations or using alternative resources.

FUNDING STRATEGY AND STRUCTURE (unaudited)

Santander UK’s funding strategy continues to be based upon the maintenance of a conservatively structured balance sheet. The majority of Santander UK’s funding is sourced from customer deposits; the balance is sourced from wholesale markets. This strategy avoids an over-reliance on wholesale funds, both medium and short-term, whilst at the same time ensures that sources of funding are not overly concentrated in relation to one particular product. Santander UK maintains checks and controls to limit the level of asset encumbrance from their secured funding operations.

The quality of retail, commercial and wholesale deposits continues to be enhanced with Santander UK focused on increasing the average maturity of deposits whilst de-emphasising transient balances. Across all customer segments, Santander UK looks to deepen customer relationships and so lengthen the contractual and behavioural profile of the liability base. In Santander UK’s Retail Banking, this has been complemented by the successful introduction of such market leading products as the 1|2|3 Current Account.

A key source of funding for Santander UK is its significant base of stable retail and corporate deposits. Santander UK leverages its large and diverse customer base to offer products that provide a long term sustainable source of funding through an emphasis on the building of long term relationships. Of the total retail customer liabilities, in excess of 90% are covered by the FSCS.

Behavioural maturities

The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly through short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Santander UK group across an extensive customer base, both numerically and by depositor type. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which whilst they may be repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of stress.

Santander UK models behaviour profiles using our experience of historical customer behaviour. These behavioural maturities are used to determine funds transfer pricing interest rates at which businesses are rewarded and charged for sources and uses of funds in connection with newly originated business prior to a customer contracting to an alternate product or service offered by Santander UK or by a competitor.

Abbey National Treasury Services plc 2013 Annual Report	77

Detailed Business Review

Risk Management Report continued

DEPOSIT FUNDING

Santander UK’s Retail Banking and Commercial Banking activities are largely funded by customer deposits with the remaining funded with long-term debt and equity (including funding secured against customer loans and advances).

WHOLESALE FUNDING

Composition of wholesale funding

Santander UK continues to have access to a variety of sources of wholesale funding in a range of currencies, including those available from money markets, repo markets, medium term and subordinated debt investors, across a variety of distribution channels. Santander UK is an active participant in the wholesale markets and has direct access to both money market and long-term investors through its range of funding programmes. As a result, wholesale funding is well diversified by product, maturity, geography and currency.

Reconciliation of wholesale funding to the balance sheet

The table below shows ANTS’s primary wholesale funding sources, excluding short-term repurchase agreements, together with a reconciliation of wholesale funding to the balance sheet at 31 December 2013.

31 December 2013		Balance sheet line item
	Funding analysis £bn	Deposits by banks £bn		Deposits by customers(2) £bn	Debt securities in issue £bn	Financial liabilities at fair value £bn	Trading liabilities £bn
Deposits by banks (non-customer deposits)	1.3	—		—	—	—	1.3
CDs and Commercial Paper	6.6	—		—	5.8	0.8	—
Senior unsecured - public benchmark	7.5	—		—	7.5	—	—
- privately placed	2.9	—		—	0.3	2.6	—
Covered bonds/ABS	17.0	—		—	17.0	—	—
Securitisation & structured funding	4.6	4.2		0.4	—	—	—

Total wholesale funding	39.9	4.2		0.4	30.6	3.4	1.3
Repos	12.8	—		—	—	—	12.8
Foreign exchange and hedge accounting	0.3	—		—	0.3	—	—
Other	123.7	116.5	(1)	—	—	—	7.2	(3)

Balance sheet total	176.7	120.7		0.4	30.9	3.4	21.3

(1)	Principally consists of items in the course of transmission and other deposits. See Note 27 to the Consolidated Financial Statements.
(2)	Included in the balance sheet total of £7,780m (2012: £6,249m).
(3)	Consists of short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 29 to the Consolidated Financial Statements.

Funding developments in 2013 (unaudited)

Our overall funding strategy is to develop and maintain a diversified funding base, which allows us access to a variety of funding sources. In 2013, Santander UK primarily focused on unsecured issuance. This included a return to the subordinated debt markets with a Tier 2 subordinated debt issuance. Including the subordinated debt issuance, in total we issued four public unsecured transactions. This was considerably more than in the preceding year. In addition to the unsecured issuance, we issued residential mortgage-backed securities and a benchmark euro covered bond, two forms of financing that permit us to benefit from our prime UK mortgage assets. The improvement in market sentiment over the past eighteen months has meant that the main wholesale funding markets that we operate in have been stable and have offered economically viable sources of funding. This allowed Santander UK to have a more balanced mix of wholesale unsecured and secured funding than in recent years. In 2013 our medium-term funding issuance was £6.6bn (2012: £13.9bn) against maturities of approximately £16.3bn (2012: £10bn). At 31 December 2013, 68% (2012: 67%) of wholesale funding had a maturity of greater than one year with an overall residual duration for wholesale funding of 1,217 days (2012: 1,090 days).

In addition, during 2013 a strategy of building close customer relationships through the growing of Santander UK’s 1|2|3 World retail offering created additional current account and behaviourally long-term deposits that further strengthened this stable funding source. At the same time, the level of less stable instant access accounts reduced as a constituent of the funding mix.

In the short-term funding markets, the emphasis was on attracting funds with a maturity of greater than 30 days.

78	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

CAPITAL RISK (unaudited)

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

Whilst the Company and its parent Santander UK plc are part of the wider Banco Santander group, both the Company and Santander UK plc are incorporated in the UK, regulated by the PRA and do not benefit from guarantees from Banco Santander, S.A. and Santander UK plc operates as an autonomous subsidiary. As such, responsibility for the management, control and assurance of capital risk lies with the Santander UK Board, and the ANTS Board with respect to its own capital. The Board delegates day-to-day responsibility for Capital risk to the CEO. The CEO has in turn delegated the responsibilities for Capital Risk management to the Santander UK CFO.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the “Capital Support Deed”) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of section 10 of the Prudential Sourcebook for Banks, Building Societies and Investment Firms (“BIPRU”) of the PRA Handbook. Under section 10.8 of BIPRU, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. From January 1 2014, section 10.8 of BIPRU is replaced by Article 113 (6) of CRR.

The Santander UK Capital Risk Framework (which ANTS has adopted), reviewed by the Santander UK Board annually, describes the high level arrangements for the management, control and assurance of Santander UK capital risk. Santander UK adopts a centralised capital management approach that is driven by its strategy and delivers the Santander UK Board approved Santander UK Risk Appetite. This approach takes into account the regulatory and commercial environment in which Santander UK operates, the management strategy for each of its material risks and the impact of appropriate adverse scenarios and stresses on its capital position.

The key elements of Santander UK’s capital management are:

APPROACH TO CAPITAL RISK
•

Strategic capital risk management where, in the form of an annual capital plan (contained within the Internal Capital Adequacy Assessment Process (‘ICAAP’)), the regulatory and internal capital requirements and capital resources are forecasted based on the medium term business plan. Alongside this capital plan, Santander UK stresses the capital requirements and resources using a suite of macroeconomic scenarios.

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

During 2013, ANTS managed its capital on a Basel II basis and also in anticipation of the adoption of the CRD IV rules, which implement Basel III in the EU and came into force from 1 January 2014. Capital demand is quantified for credit, traded market, non-traded market, and operational risk in accordance with PRA requirements. Santander UK produces and shares with the PRA its Internal Capital Adequacy Assessment Process document (of which ANTS is part of), which informs the supervisory and evaluation process by the PRA which can result in additional capital requirements.

Abbey National Treasury Services plc 2013 Annual Report	79

Detailed Business Review

Risk Management Report continued

CONDUCT RISK (unaudited)

Conduct risk is the risk that ANTS’s decisions and behaviours lead to a detriment or poor outcome for our customers. As part of this risk definition, the following sub-types have been identified:

KEY RISKS	DEFINITION
• Product Risk	The risk that ANTS puts on sale products and services that do not meet customer needs.

• Sales Risk	The risk that ANTS sells unsuitable products and services to customers or provides insufficient information to allow customers to make an informed decision.
• Post Sales & Servicing Risk	The risk that ANTS does not:

• have robust processes and systems, resulting in poor customer outcomes;

• communicate properly with its customers after-sale and creates unreasonable barriers for customers; or

• work appropriately with customers in financial difficulty resulting in poor and/or unsustainable outcomes.

• Culture Risk	The risk that ANTS does not sustain a culture where success is achieved by being fair, open, and honest.

ANTS also aligns these sub-types under the operational risk category “Clients, Product & Business Practices”.

Conduct risk is a key risk to Santander UK (including ANTS) both in view of the evolving regulatory environment and as a component of our customer centric business model. Santander UK engages in discussion, and co-operates, with the FCA in its supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of the FCA’s general thematic work and in relation to specific products and services. The position is monitored with particular reference to those reviews currently in progress where it is not yet possible to reliably determine their outcome.

During 2013, Santander UK commenced a strategic review of conduct risk within the business to identify and address key risk drivers. An enhanced Conduct Risk Framework has been developed to further improve the governance and management of conduct risk.

The three lines of defence model places the accountability for the first line of defence with the business units which originate, own, and have responsibility for the identification, management, and reporting of conduct risk. The following business units have specific responsibilities for managing, or supporting the management of, conduct risks:

BUSINESS UNIT	RESPONSIBILITY
• Product Office	•	Define and operate the policies, procedures, and methodologies for managing new product approval and product monitoring in line with the conduct risk appetite and policies.

	•	Review and challenge new products and services submitted for approval to ensure the appropriate identification of conduct risks and assessment against the conduct risk appetite.

	•	Review, monitor, challenge, and assess product performance in relation to conduct risk throughout their lifecycle.

	•	Produce regular reporting to senior management and committees, outlining key conduct issues and product concerns, and escalating risks and issues in line with the conduct risk appetite and tolerances.

• People & Talent	•

Ensure that conduct risks arising from cultural programmes and incentive/remuneration schemes are identified, assessed, managed, and reported effectively in line with this framework and the Conduct Risk Appetite and Tolerances.

	•	Provide appropriate support to Line 1 Business Units to define training and competence schemes to manage Conduct Risks.

• Strategy & CEO Office	•

Ensure that conduct risks arising from business plans and the Santander UK strategy are identified, assessed, managed, and reported effectively in line with this framework and the conduct risk appetite and tolerances.

•

Ensure that conduct risks arising from the Santander UK business model are identified, assessed, managed, and reported effectively in line with this framework and the conduct risk appetite and tolerances.

• UK Banking	•

Define and operate the policies, procedures, and methodologies for managing product sales in line with the Conduct Risk Appetite and policies defined by the second line of defence, with particular reference to customer suitability and affordability.

•

Ensure that conduct risks arising from product sales in relation to customer suitability and affordability are identified, assessed, managed, and reported effectively in line with this framework and the conduct risk appetite and tolerances.

• Investigations & Change	•	Define the policies, principles and methodologies for managing the rectification of crystallised conduct risks.

80	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

The second line of defence is provided by the Compliance Department, and is independent from the business units. It is responsible for the oversight of the management of conduct risk by the first line of defence teams, and ensuring that conduct risks are managed within the risk appetite, limits and triggers approved by the Board. In addition, the Operational Risk Control Unit is responsible for the provision of certain methodologies and procedures for the management of conduct risk.

The third line of defence is provided by Internal Audit.

APPROACH TO CONDUCT RISK
•	ANTS takes a robust approach to managing conduct risk in accordance with the Conduct Risk Framework.

•

ANTS has noted the significant change in the regulatory environment in recent years. Furthermore, with the transition to the FCA from the FSA there is a further increase in the attention of the regulators on conduct risk to ensure firms demonstrate that they are providing appropriate outcomes for customers. Specific focus is being seen on how firms evidence that they actually deliver the right outcomes for customers and that this is in line with expectations, moving away from a focus on processes and procedures.

•

In line with all other banks, Santander UK (including ANTS) initiated a series of activities to enhance the management of its conduct risks, which culminated in the Conduct Risk Programme. This has focused on the development of four key elements: Risk Policy, Products, Governance and Reporting and Culture. Changes have been made to specific business processes, as well as to the way the business considers, manages and reports conduct risks. In particular, all new products have to be approved by the Product Approval and Oversight Committee which seeks to ensure that new products are appropriately designed.

•

Santander UK (including ANTS) will continue to place significant attention and resource on seeking to ensure that customers receive the right outcome in every instance and that the necessary controls are in place to mitigate the associated risks and this has been embodied in Santander UK’s approach of ensuring that its products and its dealings with customers are simple, personal and fair.

•	The Santander UK conduct risk appetite defines the type and level of:

	•	Inherent conduct risk (Low – Medium) that Santander UK is willing and able to accept in the pursuit of its strategic objectives, as expressed in business plans;

	•	Residual conduct risk (Minimal) that Santander UK is willing to tolerate in the pursuit of its strategic objectives; and

	•	The principles of business that Santander UK will adopt in order to manage its business to a minimal tolerance for the residual risk.

The Conduct Risk Appetite is accompanied by an inherent conduct risk matrix, which articulates the business model features associated to different level of Inherent Conduct Risk.

•

The Santander UK conduct risk policies set out what action must be taken (or not) to ensure Santander UK (including ANTS) adheres to the principles of business articulated in the Risk Appetite and, therefore, remains within agreed conduct risk appetite.

There are four primary Conduct Risk Policies:

	•	Product Design Policy;

	•	Sales Policy;

	•	After Sales & Servicing Policy; and

	•	The Santander UK Code of Conduct.

•	Regular conduct risk reporting is undertaken by the business units, covering:

	•	End to End Product Monitoring, including;

• Product Reviews

• Conduct Risk Management Dashboards

• Watch List

	•	Risk Mitigation and Remediation

	•	New Business Initiative Reporting, including

• New Product Proposals

• Post Implementation Reviews

• Change Initiatives

	•	Incidents and Loss Reporting

Conduct risk reporting includes commentary on trends or root cause issues, where identified, to enable effective management action.

The compliance department provides an independent review and challenge of these reports. It also escalates material issues to the Internal Control Committee Reporting and Product Approval & Oversight Committee.

Abbey National Treasury Services plc 2013 Annual Report	81

Detailed Business Review

Risk Management Report continued

OPERATIONAL RISK (unaudited)

Operational risk is the direct, or indirect, risk of loss to ANTS resulting from inadequate or failed internal processes, people and systems, or from external events. As operational risk is inherent in the processes ANTS operates, in order to provide services to customers and generate profit for investors, an objective of operational risk management is not to remove operational risk altogether, but to manage the risk to an acceptable level, taking into account the cost/benefits of minimisation as opposed to the inherent risk levels. When such risks materialise, they can have not only immediate financial consequences for ANTS, but also an effect on its business objectives, customer service and regulatory responsibilities. Examples of operational risks include fraud, process failures, system downtime or damage to assets due to fire or flood.

The Operational Risk Framework

Operational risk exposures arise across ANTS’s business divisions and operating units. The Santander UK Operational Risk Framework creates the consistent approach to how Santander UK (including ANTS) controls and manages its operational risks and helps everyone understand their responsibilities within this approach. It is a core component of the overall Risk Framework and facilitates the ongoing identification, assessment, management and reporting of operational risk, in order to ensure that Santander UK manages its risks at all times in line with its business objectives and within its risk appetite. Santander UK’s priority is to identify and minimise the risk of loss wherever appropriate, irrespective of whether losses have occurred. Measurement of the risk contributes to the establishment of priorities in operational risk management.

The Internal Control Committee has responsibility for establishing adequate and effective risk control processes, policies and reporting systems to ensure operational risk is managed in accordance with the Risk Framework approved by the Santander UK Board.

Operational risk management and tools

The management and oversight of Operational Risk is also covered by the “three lines of defence” model as described in the Risk Framework section. As the first line of defence, all business areas and their management teams are accountable for managing the operational risks inherent in their products, activities, processes and systems, and from external events, and for delegating responsibility for managing individual risks to specific persons. Within the second line, the Operational Risk Control Unit is independent from the business areas which typically originate risks. It has responsibility for the effective control of operational risk and ensuring that it is managed in line with the Operational Risk Framework, and within risk appetite. The third line of defence is carried out by the Internal Audit function.

The following table sets out the key operational risk management tools:

KEY TOOLS	DESCRIPTION
• Scenario Analysis

Santander UK performs simulations of control failures that may cause the most extreme loss events. During 2013 Santander UK enhanced the range of scenarios considered as part of this process. Simulations are developed around high impact risks likely to exceed Santander UK’s operational risk appetite. The analysis allows management to better understand the potential impacts and remediate issues by:

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

• Loss Data and Event Management

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

Where appropriate, insurance products are utilised to complement existing risk mitigation measures.

82	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Key Risks

During 2013, Santander UK (including ANTS) continued to manage its key operational risks in the interests of all its stakeholders, responding to critical developments both within Santander UK and in the environment in which it operates. Risk events and any required changes to management controls are reported through the governance structure. These key risks are set out in the table below:

KEY RISKS	DESCRIPTION
• Operations and Technology Risk

ANTS continues to invest in electronic information systems to protect customer, employee and other information to manage effectively the evolving risks associated with the loss of confidentiality, integrity and availability of this information. Appropriate security is applied to protect all customer, employee and other data. Measures taken to reduce the risks include staff education, data encryption and the deployment of specialist software which identifies when customers are at risk of disclosing information to unauthorised parties.

During 2013, the PRA conducted an industry-wide review of the risk associated with ‘Critical Infrastructure & Banking Processes’. In response to this review Santander UK (including ANTS) is making a number of further enhancements to its associated risk appetite, risk management and reporting. Santander UK has also undertaken a review of its legacy IT systems.

• Fraud Risk

ANTS has continued to invest in staff education and improved external and internal fraud detection and prevention systems, in order to counter the increasing threat of financial crime. The introduction of sophisticated internet fraud prevention solutions and use of mandatory identification numbers for payments has reduced the risk of fraudulent account takeovers by organised criminals, enhancing our customer identification protocols in a customer-friendly manner. The fraud prevention functions continually monitor emerging fraud trends and losses on a case-by-case basis. Action plans are formulated and tracked to ensure root causes have been identified and effective remediation conducted.

• Supplier Risk

Supplier risk is the risk of reductions in earnings and/or value, through financial or reputational loss associated with the failure of a service or goods provision by a third party organisation. Santander UK has arrangements with both Banco Santander group companies (including the provision of IT infrastructure, software development and banking operations) and external outsourced service providers. A comprehensive supplier risk management and control framework applies to the management of all suppliers contracted by Santander UK to provide services or goods. Santander UK uses written service level agreements with these entities that include key service performance metrics. Santander UK works closely with outsourced service providers via the application of appropriate processes and procedures designed to ensure continuity of critical services.

• Cyber attack

Cyber attack is an increasing emerging risk which is perpetrated in a variety of ways including e-fraud, denial of service attacks and intrusion. We work with industry-wide fora and the security services to ensure intelligence and methods can be shared and preventative measures installed as quickly as possible.

Additionally certain key risk types are managed as integral subsets of Santander UK’s overall operational risk management. The Line 1 activities surrounding these fall under the relevant business areas, with the independent Lines 2 and 3 providing control and assurance respectively.

KEY RISKS TYPES	DESCRIPTION
• Strategic Risk

Strategic risk is the risk of material deviations in expected/target shareholder value as a result of poor definition or implementation of Santander UK’s strategy. Santander UK (including ANTS) takes a robust approach to managing strategic risk in full alignment with the Strategic Risk Framework. In setting the business’s strategy, risk policies are taken into consideration at all times and the strategy is stress tested against risk appetite statements. Both the strategy and Risk Appetite are approved by the Santander UK Board.

Strategic risk is managed on a regular basis through the risk governance structure including Santander UK’s Asset & Liability Committee, Executive Committee and Board. Management assessment takes into consideration any relevant information across the whole business which may highlight either risks to the implementation of Santander UK’s strategy or where risks are being created due to poor definition of the strategy in order to inform Santander UK’s Executive Committee and Board of what further actions may be required.

• Reputational Risk

ANTS rigorously manages risks that may affect its reputation and which may in turn detract from its ability to achieve its strategic objectives, or otherwise negatively impact customers, shareholders, staff or any other stakeholder. Reputational considerations are built into all the key risk and issue assessment tools, and the governance structure provides the vehicle through which these considerations are addressed.

• People and Talent Risk

People and Talent risk is defined as the risk of not having the sufficient number and quality of people to deliver Santander UK’s strategy, whilst complying with legislative and regulatory requirements. In managing people and talent risk, Santander UK (including ANTS) has established a set of policies which outline its minimum standards in relation to the management of people issues. In 2013, as in previous years, pay levels and bonuses have continued to be a significant issue for the financial services sector and ANTS has ensured that all policies, processes, governance and practices are compliant with the FCA Remuneration Code.

• Accounting and Reporting Risk

Accounting and reporting risk is defined as the failure to comply with regulatory and legal requirements for accounting and reporting of financial disclosures, which may lead to fines, restrictions or reputational damage.

In order to facilitate the identification, measurement, monitoring and reporting of accounting and reporting risks, a comprehensive business-wide framework of controls has been established, supported by a programme of regular assessment and reporting designed to identify and remedy any deficiencies in process or practice. This includes the systems and controls designed and developed to support management’s attestation on the effectiveness of disclosure controls and controls over financial reporting.

Abbey National Treasury Services plc 2013 Annual Report	83

Detailed Business Review

Risk Management Report continued

Capital and modelling

Santander UK currently adopts the standardised approach for Pillar 1 operational risk capital requirments. During 2013, we continued to enhance our approach to the statistical modelling of operational risk losses. The approach being developed will align with the Basel II advanced measurement approach (‘AMA’).

REGULATORY RISK (unaudited)

Regulatory risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules.

ANTS seeks to ensure it fully meets all of its regulatory obligations. There are a number of legislative and regulatory developments both in the UK and abroad, going through a consultation and implementation process, which may have some effect on ANTS’s approach to regulatory risk. More details are set out in the Risk Factors section on page 184.

There has been continued regulatory change following the financial crisis and the regulatory landscape continues to evolve. During 2013 responsibility for financial services supervision transferred from the FSA to two new organisations, the PRA (a subsidiary of the Bank of England) and the FCA. Both organisations implemented new supervisory approaches and included new regulatory powers under the Financial Services Act 2012. The FCA has new objectives to promote competition in financial markets in the interests of consumers. The PRA is responsible for prudential regulation and implementing key EU directives such as CRD IV. ANTS maintains a proactive approach to regulation and aims to provide constructive feedback on policy consultations and engage across the banking sector. ANTS takes compliance with regulatory requirements seriously and manages its arrangements accordingly in alignment with the Regulatory Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework and Operational Risk Framework, which include the core principles of risk management and control activities.

The Regulatory Risk Framework defines the overriding principles and responsibilities for the identification, management, measurement, monitoring, control, reporting and oversight of regulatory risk. It is the operation of, and outputs from, these risk management activities that enables ANTS to manage regulatory risk exposures. It is expected that all Business Units will manage their team activities and processes to follow the principles and guidelines set out in the Regulatory Risk Framework, and with those detailed in the Santander UK Risk and Operational Risk Frameworks.

Key regulatory developments are monitored and assessed against ANTS group business and reported through formal governance committees. Reporting captures all material regulatory reviews and investigations and upstream regulatory developments, as well as tracking status and trends in key regulatory relationships.

LEGAL RISK (unaudited)

ANTS takes a robust approach to managing legal risk in full alignment with the Legal Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework, which includes the core principles of risk management and control activities.

The Legal Risk Framework defines the overriding principles and responsibilities for the identification, management, measurement, monitoring, control, reporting and oversight of legal risk. It is the operation of, and outputs from, these risk management activities that enables ANTS to manage legal risk exposures within the tolerances outlined in the Santander UK Risk Appetite, Limits and Triggers Statement. It is expected that all Business Units will manage their team activities and processes to follow the principles and guidelines set out in the Legal Risk Framework, and with those detailed in the Santander UK Risk Framework.

ANTS continues to monitor, assess and respond to developments concerning legal requirements intended to prevent future financial crises or otherwise assure the stability of financial institutions.

84	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

AREAS OF FOCUS AND OTHER ITEMS

1. COUNTRY RISK EXPOSURE

The ANTS group manages its country risk exposure under its global limits framework. Within this framework, the ANTS group sets its individual risk appetite for each country, taking into account any factors that may influence the risk profile of each country, including political events, the macro-economic situation and the nature of the risk incurred. Exposures are actively managed if it is considered appropriate. Accordingly, and over recent years, ANTS has intensified its monitoring of exposures to sovereigns and counterparties in eurozone countries, and has proceeded to selectively divest assets directly or indirectly affected by events in those countries. Santander UK group and Banco Santander group-related risk is considered separately.

The country risk tables below show the ANTS group’s exposures to central and local governments, government guaranteed counterparties, banks, other financial institutions and corporate customers at 31 December 2013 and 2012. Total exposures consist of the total of balance sheet values and off-balance sheet values. Balance sheet values are calculated in accordance with IFRS (i.e. after the effect of netting agreements recognised in accordance with the requirements of IFRS), except for credit provisions which have been added back. Off balance sheet values consist of undrawn facilities and letters of credit.

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

31 December 2013	Central and local governments £bn	Government guaranteed £bn	Banks(2) £bn	Other financial institutions £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Portugal	—	—	—	—	0.1	0.1
Ireland	—	—	—	—	0.1	0.1
Italy	0.8	—	0.1	—	0.1	1.0
Spain (excluding Santander)	—	—	0.1	—	—	0.1
Other eurozone countries:
Germany	—	—	1.5	—	0.1	1.6
France	—	0.4	1.5	—	—	1.9
All other eurozone(3)	—	0.2	1.0	—	1.1	2.3

	0.8	0.6	4.2	—	1.5	7.1

All other countries:
UK	3.7	0.4	10.2	4.9	25.4	44.6
US	5.3	—	8.1	0.1	0.1	13.6
Switzerland	0.5	—	1.0	—	0.1	1.6
Denmark	—	—	1.3	—	—	1.3
Japan	3.8	—	0.1	—	0.1	4.0
All others	—	—	0.4	0.1	1.5	2.0

	13.3	0.4	21.1	5.1	27.2	67.1

(1)

Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes balances with central banks.
(3)	Consists of Luxembourg, Netherlands and Belgium, as well as Greece of £nil and Cyprus of £nil.

Abbey National Treasury Services plc 2013 Annual Report	85

Detailed Business Review

Risk Management Report continued

31 December 2012	Central and local governments £bn	Government guaranteed £bn	Banks(2) £bn	Other financial institutions £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Portugal	—	—	—	—	0.1	0.1
Ireland	—	—	—	—	0.1	0.1
Italy	—	—	0.1	—	—	0.1
Spain (excluding Santander)	—	—	—	—	0.1	0.1
Other eurozone countries:
Germany	1.3	—	3.5	—	0.2	5.0
France	—	—	2.1	—	0.1	2.2
All other eurozone	—	—	0.6	0.2	1.0	1.8

	1.3	—	6.3	0.2	1.6	9.4

All other countries:
UK	5.7	0.4	12.4	11.7	17.5	47.7
US	0.8	—	15.1	—	0.1	16.0
Switzerland	0.5	—	1.6	0.5	0.2	2.8
Denmark	—	—	2.3	—	—	2.3
Japan	1.2	—	0.2	—	0.2	1.6
All others	—	—	0.6	—	0.7	1.3

	8.2	0.4	32.2	12.2	18.7	71.7

(1)

Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes balances with central banks.
(3)	Consists of Luxembourg, Netherlands, and Belgium, as well as Greece of £nil and Cyprus of £nil.

2013 compared to 2012 (unaudited)

Key changes in sovereign and other country risk exposures during the year ended 31 December 2013 were as follows:

•	A decrease of £3.1bn in exposure to the UK to £44.6bn (2012: £47.7bn). This was due to lower securities purchased under resale activity partially offset by increased corporate lending.

•

A decrease of £2.4bn in exposure to the US to £13.6bn (2012: £16.0bn). This was primarily due to reduced securities purchased under resale activity partially offset by an increase in deposits at the US Federal Reserve as part of normal liquid asset portfolio management activity.

•	A decrease of £1.2bn in exposure to Switzerland to £1.6bn (2012: £2.8bn). This was due to reduced securities purchased under resale activity and lower gross derivative exposures.

•	A decrease of £3.4bn in exposure to Germany to £1.6bn (2012: £5.0bn). This was primarily due to reduced securities purchased under resale activity and lower gross derivative exposures.

•	An increase of £2.4bn in exposure to Japan to £4.0bn (2012: £1.6bn). This was primarily due to new holdings of government securities as part of normal liquid asset portfolio management activity.

•

An increase of £0.9bn in exposures to Italy to £1.0bn (2012: £0.1bn). This principally reflected the purchase of Italian Government bonds with less than one year maturity as part of short-term markets trading activity.

•	Movements in remaining country risk exposures were minimal and exposures to these countries remained at low levels.

86	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Further analysis of sovereign debt and other country risk exposures, including peripheral eurozone exposures

Presented overleaf separately for sovereign debt and other country risk exposures is additional analysis of exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet.

The assets held at amortised cost are principally classified as loans and advances to banks, loans and advances to customers and loans and receivables securities. The ANTS group has no held-to-maturity securities.

The assets held at fair value are classified as either trading assets or have been designated as held at fair value through profit or loss, with the exception of government debt held for liquidity purposes, which are classified as available-for-sale securities.

The ANTS group has made no reclassifications to/from the assets which are held at fair value from/to any other category.

Sovereign debt

31 December 2013	Assets held at Amortised Cost			Assets held at Fair Value
	Central and local governments £bn	Government guaranteed £bn	Total £bn	Central and local governments £bn	Government guaranteed £bn	Total £bn	Total Balance Sheet Asset £bn	Commitments and undrawn facilities £bn	Total £bn
Eurozone countries:
France	—	—	—	—	0.4	0.4	0.4	—	0.4
Italy	—	—	—	0.8	—	0.8	0.8	—	0.8
All other eurozone	—	—	—	—	0.2	0.2	0.2	—	0.2

	—	—	—	0.8	0.6	1.4	1.4	—	1.4

All other countries:
UK	—	—	—	3.7	0.4	4.1	4.1	—	4.1
Japan	—	—	—	0.4	—	0.4	0.4	—	0.4
US	4.9	—	4.9	3.8	—	3.8	8.7	—	8.7
Switzerland	—	—	—	0.5	—	0.5	0.5	—	0.5

	4.9	—	4.9	8.4	0.4	8.8	13.7	—	13.7

31 December 2012	Assets held at Amortised Cost			Assets held at Fair Value
	Central and local governments £bn	Government guaranteed £bn	Total £bn	Central and local governments £bn	Government guaranteed £bn	Total £bn	Total Balance Sheet Asset £bn	Commitments and undrawn facilities £bn	Total £bn
Eurozone countries:
Germany	—	—	—	1.3	—	1.3	1.3	—	1.3

	—	—	—	1.3	—	1.3	1.3	—	1.3

All other countries:
UK	0.1	—	0.1	5.6	0.4	6.0	6.1	—	6.1
Japan	—	—	—	1.2	—	1.2	1.2	—	1.2
US	0.4	—	0.4	0.4	—	0.4	0.8	—	0.8
Switzerland	—	—	—	0.5	—	0.5	0.5	—	0.5

	0.5	—	0.5	7.7	0.4	8.1	8.6	—	8.6

The ANTS group has no direct sovereign exposures to any other countries. The ANTS group has not recognised any impairment losses against sovereign debt which is held at amortised cost. The ANTS group has no exposures to credit default swaps (either written or purchased) which are directly referenced to sovereign debt or other instruments that are directly referenced to sovereign debt.

Abbey National Treasury Services plc 2013 Annual Report	87

Detailed Business Review

Risk Management Report continued

Other country risk exposures(1)

31 December 2013	Assets held at Amortised Cost				Assets held at Fair Value(2)
	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total Balance Sheet Asset £bn	Commitments and undrawn facilities £bn(3)	Total £bn
Eurozone:
Peripheral eurozone countries:
Spain	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Ireland	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Italy	—	—	0.1	0.1	0.1	—	—	0.1	0.2	—	0.2
Portugal	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Other eurozone countries:
Germany	0.1	—	0.1	0.2	1.4	—	—	1.4	1.6	—	1.6
France	—	—	—	—	1.5	—	—	1.5	1.5	—	1.5
Other	—	—	0.4	0.4	1.0	—	—	1.0	1.4	0.8	2.2

	0.1	—	0.8	0.9	4.1	—	—	4.1	5.0	0.8	5.8

All other countries:
UK	0.8	—	11.6	12.4	9.4	4.7	4.4	18.5	30.9	9.5	40.4
US	0.5	—	0.1	0.6	7.6	0.1	—	7.7	8.3	—	8.3
Switzerland	—	—	0.1	0.1	1.0	—	—	1.0	1.1	—	1.1
Denmark	—	—	—	—	1.3	—	—	1.3	1.3	—	1.3
Japan	—	—	—	—	0.1	—	0.1	0.2	0.2	—	0.2
Other	—	—	1.1	1.1	0.4	0.1	—	0.5	1.6	0.4	2.0

	1.3	—	12.9	14.2	19.8	4.9	4.5	29.2	43.4	9.9	53.3

(1)	Excluding other Banco Santander group companies.
(2)

The assets held at fair value were presented as either trading assets or designated as held at fair value through profit or loss. The ANTS group did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described on the previous page.

(3)	Includes £10.6bn presented in Corporate and £0.1bn presented in Other financial institutions.

31 December 2012	Assets held at Amortised Cost				Assets held at Fair Value(2)
	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total Balance Sheet Asset £bn	Commitments and undrawn facilities £bn(3)	Total £bn
Eurozone:
Peripheral eurozone countries:
Spain	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Ireland	—	—	—	—	—	—	—	—	—	0.1	0.1
Italy	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Portugal	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Other eurozone countries:
Germany	—	—	0.2	0.2	3.5	—	—	3.5	3.7	—	3.7
France	—	—	—	—	2.1	—	0.1	2.2	2.2	—	2.2
Other	—	0.2	0.4	0.6	0.6	—	—	0.6	1.2	0.6	1.8

	—	0.2	0.8	1.0	6.3	—	0.1	6.4	7.4	0.7	8.1

All other countries:
UK	—	4.7	6.4	11.1	12.1	7.0	3.0	22.1	33.2	8.4	41.6
US	1.3	—	—	1.3	13.8	—	0.1	13.9	15.2	—	15.2
Switzerland	—	—	0.1	0.1	1.6	0.5	—	2.1	2.2	0.1	2.3
Denmark	—	—	—	—	2.3	—	—	2.3	2.3	—	2.3
Japan	—	—	—	—	0.2	—	0.2	0.4	0.4	—	0.4
Other	—	—	0.4	0.4	0.4	—	—	0.4	0.8	0.3	1.1

	1.3	4.7	6.9	12.9	30.4	7.5	3.3	41.2	54.1	8.8	62.9

(1)	Excluding other Banco Santander group companies.
(2)

The assets held at fair value were presented as either trading assets or designated as held at fair value through profit or loss. The ANTS group did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described on the previous page.

(3)	Includes £8.5bn presented in as Corporate and £0.4bn presented in Banks.

Commitments and undrawn facilities principally consist of formal standby facilities and credit lines in the ANTS group’s Commercial Banking operations. A summary of the key terms and a maturity analysis of formal standby facilities, credit lines and other commitments are set out in Note 35 to the Consolidated Financial Statements.

Maturity analyses of ANTS group’s assets held at amortised cost are set out in note 41 to the Consolidated Financial Statements.

88	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Peripheral eurozone countries

This section discusses ANTS’s direct exposure to peripheral eurozone countries at 31 December 2013 and 2012 by type of financial instrument. It excludes balances with Santander UK group and other Banco Santander group companies which are presented separately on pages 89 to 91. This section also discusses our indirect exposures to peripheral eurozone countries

Direct and indirect risk exposures to peripheral eurozone countries arise primarily in the large corporate element of the portfolio via large multinational companies and financial institutions, which are monitored on a regular basis by the Wholesale Credit Risk Department as part of the overall risk management process. The corporate portfolio is mainly comprised of multinational UK companies which are considered to be geographically well diversified in terms of their assets, operations and profits. The remainder of the Commercial Banking portfolio is predominately UK based with no material peripheral eurozone exposure. In addition, the risk is further mitigated by the fact that credit agreements are underpinned by both financial and non-financial covenants.

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

Direct exposures to peripheral eurozone countries

Balances with respect to Italy at 31 December 2013 comprised Trading assets issued by central and local governments of £0.8bn (2012: £nil); Loans and receivables securities issued by banks of £nil (2012: £nil); Loans and advances to corporate customers of £0.1bn (2012: £nil); derivative assets issued by banks of £0.1bn (2012: £0.1bn) and derivative liabilities held by banks of £0.1bn (2012: £0.1bn).

Balances with respect to Spain at 31 December 2013 comprised Loans and advances to corporate customers of £nil (2012: £0.1bn) and derivative assets issued by banks of £0.1bn (2012: £nil).

Balances with respect to Ireland at 31 December 2013 comprised Loans and advances to corporate customers of £0.1bn (2012: £nil); and Loans and receivables securities issued by corporates of £nil (2012: £nil) and Commitments and undrawn facilities of £nil (2012: £0.1bn).

Balances with respect to Portugal at 31 December 2013 comprised Loans and advances to corporate customers of £0.1bn (2012: £0.1bn).

Indirect exposures to peripheral eurozone countries

Indirect exposures to peripheral eurozone countries are considered to exist where our direct counterparties outside the peripheral eurozone countries themselves have a direct exposure to one or more peripheral eurozone countries. Indirect exposures are identified as part of our ongoing credit analysis and monitoring of our counterparty base by the review of available financial information to determine the countries where the material parts of a counterparty’s assets, operations or profits arise. Our indirect exposures to peripheral eurozone countries consist of a small number of corporate loans to large multinational companies based in the UK that derive a proportion of their profits from one or more peripheral eurozone countries; trading transactions and hedging transactions with financial institutions based in the UK and Europe that derive a proportion of their profits from or have a proportion of their assets in one or more peripheral eurozone countries; and a small number of loans to other corporate entities which have either a proportion of their operations within, or profits from, one or more peripheral eurozone countries.

Balances with other Santander UK group companies

The ANTS group enters into transactions with other Santander UK group companies in the ordinary course of business. ANTS provides treasury, corporate and wholesale banking services to the wider Santander UK group, of which ANTS is a significant part. ANTS is also the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group. At 31 December 2013 and 2012, the ANTS group had gross balances with other Santander UK group companies as follows:

31 December 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- UK	113.8	28.8	—	142.6

	113.8	28.8	—	142.6

Liabilities:
- UK	(115.5)	(3.3)	—	(118.8)
- Jersey	(2.5)	—	—	(2.5)
- Other < £100m	(0.1)	—	—	(0.1)

	(118.1)	(3.3)	—	(121.4)

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- UK	107.3	37.6	—	144.9

	107.3	37.6	—	144.9

Liabilities:
- UK	(108.9)	(2.9)	—	(111.8)
- Jersey	(3.9)	—	—	(3.9)
- Isle of Man	(2.9)	—	—	(2.9)

	(115.7)	(2.9)	—	(118.6)

Abbey National Treasury Services plc 2013 Annual Report	89

Detailed Business Review

Risk Management Report continued

The above balances with other Santander UK group companies at 31 December 2013 and 2012 principally arose from ANTS’s role as treasury support function for the Santander UK group. ANTS provides access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements.

The above activities are conducted in a manner that appropriately manages the credit risk arising against such other Santander UK group companies within limits acceptable to the PRA. The tables below further analyse the balances with other Santander UK group companies at 31 December 2013 and 2012 by type of financial instrument and country of the counterparty, including the additional mitigating impact of collateral repo arrangements which are accounted for off-balance sheet.

UK

31 December 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Loans and advances	111.7	27.6	—	139.3

Repurchase agreements
- Asset balance - reverse repo	0.5	—	—	0.5

- Net repo asset	0.5	—	—	0.5

- Liability balance - repo	(1.0)	—	—	(1.0)

- Net repo	(1.0)	—	—	(1.0)

Net repurchase agreement position	(0.5)	—	—	(0.5)

Derivatives
- Derivative assets	1.6	1.2	—	2.8
- Derivative liabilities	(2.1)	(0.8)	—	(2.9)

Net derivatives position	(0.5)	0.4	—	(0.1)

Total assets, after the impact of collateral	110.7	28.0	—	138.7

Deposits by customers	—	(2.4)	—	(2.4)
Deposits by banks	(112.4)	—	—	(112.4)
Other liabilities	—	(0.1)	—	(0.1)

Total liabilities	(112.4)	(2.5)	—	(114.9)

Net balance	(1.7)	25.5	—	23.8

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Loans and advances	104.8	32.6	—	137.4

Repurchase agreements
- Asset balance - reverse repo	0.6	—	—	0.6

- Net repo asset	0.6	—	—	0.6

- Liability balance - repo	(1.0)	—	—	(1.0)

- Net repo	(1.0)	—	—	(1.0)

Net repurchase agreement position	(0.4)	—	—	(0.4)

Derivatives
- Derivative assets	1.9	5.0		6.9
- Derivative liabilities	(6.4)	(1.2)	—	(7.6)

Net derivatives position	(4.5)	3.8	—	(0.7)

Total assets, after the impact of collateral	99.9	36.4	—	136.3

Deposits by customers	—	(1.7)	—	(1.7)
Deposits by banks	(101.5)	—	—	(101.5)

Total liabilities	(101.5)	(1.7)	—	(103.2)

Net balance	(1.6)	34.7	—	33.1

Other countries

Balances with respect to Jersey at 31 December 2013 comprised deposits by banks of £2.5bn (2012: £3.9bn). Balances with respect to the Isle of Man at 31 December 2013 comprised deposits by banks of £nil (2012: £2.9bn).

90	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

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

At 31 December 2013 and 2012, the ANTS group had gross balances with other Banco Santander group companies outside the Santander UK group as follows:

31 December 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	2.2	0.1	—	2.3
- Chile	0.1	—	—	0.1
- Other < £50m	0.1	—	0.1	0.2

	2.4	0.1	0.1	2.6

Liabilities:
- Spain	(2.2)	(0.1)	—	(2.3)
- Italy	—	(0.2)	—	(0.2)
- Ireland	—	—	—	—
- Chile	(0.1)	—	—	(0.1)
- Other < £50m	(0.1)	—	—	(0.1)

	(2.4)	(0.3)	—	(2.7)

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	2.5	—	—	2.5
- Chile	0.1	—	—	0.1
- Other < £50m	—	0.1	—	0.1

	2.6	0.1	—	2.7

Liabilities:
- Spain	(4.3)	(0.1)	—	(4.4)
- Italy	—	(0.6)	—	(0.6)
- Ireland	—	(0.2)	—	(0.2)
- Chile	(0.1)	—	—	(0.1)
- Other < £50m	—	—	—	—

	(4.4)	(0.9)	—	(5.3)

The above activities are conducted in a manner that appropriately manages the credit risk arising against such other Banco Santander group companies within limits acceptable to the PRA.

Redenomination risk (unaudited)

ANTS considers the total dissolution of the eurozone to be extremely unlikely and therefore believes widespread redenomination of its euro-denominated assets and liabilities to be highly improbable. However, for contingency planning purposes it has analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that exit or dissolution would be implemented. It is not possible to predict what the total financial impact on ANTS might be of a eurozone member state exit or the dissolution of the euro. The determination of which assets and liabilities would be legally redenominated is potentially complex and depends on a numbers of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. ANTS has already identified and is monitoring these risks and has taken steps to mitigate them and/or reduce ANTS’s overall exposure to losses that might arise in the event of a redenomination, which include reducing ANTS’s exposures and funding mismatches. As part of its objective of maintaining a diversified funding base, ANTS raises funding in a number of currencies, including euro, and converts these back into sterling, to fund its commercial assets which are largely sterling denominated. ANTS’s net liability position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling for reasons set out above) arising in connection with contracts denominated in euro, amounted to net liabilities of £0.5bn at 31 December 2013 (2012: net assets of £0.1bn). This comprised debt securities (covered bonds) of £17.4bn (2012: £22.7bn) issued by ANTS as part of its medium term funding activities, net loans and advances of £13.6bn (2012: £18.5bn) to other Santander UK group companies (principally representing the on lending of these net funds to other Santander UK group companies), net repo liabilities of £2.7bn (2012: £1.3bn), other deposits of £nil (2012: £0.7bn), other loans and securities of £1.4bn (2012: £2.2bn), and related cross-currency swap assets of £4.6bn (2012: £4.1bn) which swap the resultant euro exposures back into sterling in order to ensure that assets and liabilities are currency matched in sterling. Disclosures of ANTS’s exposure to individual eurozone countries and total exposures to counterparties in those countries, including any euro-denominated contracts are set out on pages 85 to 91.

Abbey National Treasury Services plc 2013 Annual Report	91

Detailed Business Review

Risk Management Report continued

2. LOANS AND ADVANCES

The following tables categorise the ANTS group’s loans and advances at 31 December 2013 and 2012 into three categories as:

•	neither past due nor impaired;

•	past due but not impaired; or

•	impaired.

2013	Group
	Neither past due nor impaired	Past due but not impaired	Impaired	Total	Impairment loss allowances	Total carrying value
Balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,326	—	—	9,326	—	9,326
- Loans and advances to customers	4,402	—	—	4,402	—	4,402
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	2,218	—	—	2,218	—	2,218
Loans and advances to banks
- Placements with other banks	1,530	—	—	1,530	—	1,530
- Amounts due from parent	50	—	—	50	—	50
Loans and advances to customers
- Corporate loans	12,816	—	725	13,541	(63)	13,478
- Amounts due from subsidiaries	27,477	—	—	27,477	—	27,477
- Amounts due from Banco Santander group undertakings	153	—	—	153	—	153
Loans and receivables securities	128	—	—	128	—	128

Total loans and advances	58,100	—	725	58,825	(63)	58,762

	Group
2012	Neither past due nor impaired	Past due but not impaired	Impaired	Total	Impairment loss allowances	Total carrying value
Balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,988	—	—	9,988	—	9,988
- Loans and advances to customers	7,552	—	—	7,552	—	7,552
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	3,203	—	—	3,203	—	3,203
Loans and advances to banks
- Placements with other banks	1,290	—	—	1,290	—	1,290
- Amounts due from parent	237	—	—	237	—	237
Loans and advances to customers
- Corporate loans	11,747	—	742	12,489	(112)	12,377
- Amounts due from subsidiaries	32,368	—	—	32,368	—	32,368
- Amounts due from Banco Santander group undertakings	5	—	—	5	—	5
Loans and receivables securities	162	—	—	162	—	162

Total loans and advances	66,552	—	742	67,294	(112)	67,182

92	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

	Company
2013	Neither past due nor impaired	Past due but not impaired	Impaired	Total	Impairment loss allowances	Total carrying value
Balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,326	—	—	9,326	—	9,326
- Loans and advances to customers	4,402	—	—	4,402	—	4,402
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	2,218	—	—	2,218	—	2,218
Loans and advances to banks
- Placements with other banks	1,526	—	—	1,526	—	1,526
- Amounts due from parent	50	—	—	50	—	50
Loans and advances to customers
- Corporate loans	12,811	—	725	13,536	(63)	13,473
- Amounts due from subsidiaries	27,492	—	—	27,492	—	27,492
- Amounts due from Banco Santander group undertakings	153	—	—	153	—	153
Loans and receivables securities	129	—	—	129	—	129

Total loans and advances	58,107	—	725	58,832	(63)	58,769

	Company
2012	Neither past due nor impaired	Past due but not impaired	Impaired	Total	Impairment loss allowances	Total carrying value
Balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,988	—	—	9,988	—	9,988
- Loans and advances to customers	7,551	—	—	7,551	—	7,551
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	3,203	—	—	3,203	—	3,203
Loans and advances to banks
- Placements with other banks	1,285	—	—	1,285	—	1,285
- Amounts due from parent	237	—	—	237	—	237
Loans and advances to customers
- Corporate loans	11,741	—	742	12,483	(112)	12,371
- Amounts due from subsidiaries	32,482	—	—	32,482	—	32,482
- Amounts due from Banco Santander group undertakings	5	—	—	5	—	5
Loans and receivables securities	162	—	—	162	—	162

Total loans and advances	66,654	—	742	67,396	(112)	67,284

Further discussion and analysis of the preceding tables, including cross references to more granular disclosures on a segmental basis elsewhere in the financial statements, including this Risk Management Report, are set out on the following pages.

Abbey National Treasury Services plc 2013 Annual Report	93

Detailed Business Review

Risk Management Report continued

Credit quality of loans and advances that are neither past due nor impaired

The credit quality of loans and advances that are neither past due nor impaired as set out in the table on page 92 is as described in the tables below.

2013	Group
	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,159	151	16	9,326
- Loans and advances to customers	4,402	—	—	4,402
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	2,218	—	—	2,218
Loans and advances to banks
- Placements with other banks	1,530	—	—	1,530
- Amounts due from parent	50	—	—	50
Loans and advances to customers
- Corporate loans	11,358	1,456	2	12,816
- Amounts due from subsidiaries	27,477	—	—	27,477
- Amounts due from Banco Santander group undertakings	153	—	—	153
Loans and receivables securities	128	—	—	128

Total loans and advances	56,475	1,607	18	58,100

2012	Group
	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,781	190	17	9,988
- Loans and advances to customers	7,552	—	—	7,552
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	3,203	—	—	3,203
Loans and advances to banks
- Placements with other banks	1,290	—	—	1,290
- Amounts due from parent	237	—	—	237
Loans and advances to customers
- Corporate loans	11,189	532	26	11,747
- Amounts due from subsidiaries	32,368	—	—	32,368
- Amounts due from Banco Santander group undertakings	5	—	—	5
Loans and receivables securities	162	—	—	162

Total loans and advances	65,787	722	43	66,552

During 2013, there was an increase in corporate loan assets in the “satisfactory” category. This was due to a combination of factors including new lending to SMEs in accordance with our strategy and risk appetite, the adoption of an enhanced mapping from our internal ratings to the external equivalent used to determine “good” or “satisfactory” and rating migrations undertaken in the normal course of business.

2013	Company
	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,326	—	—	9,326
- Loans and advances to customers	4,402	—	—	4,402
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	2,218	—	—	2,218
Loans and advances to banks
- Placements with other banks	1,526	—	—	1,526
- Amounts due from parent	50	—	—	50
Loans and advances to customers
- Corporate loans	11,353	1,456	2	12,811
- Amounts due from subsidiaries	27,492	—	—	27,492
- Amounts due from Banco Santander group undertakings	153	—	—	153
Loans and receivables securities	129	—	—	129

Total loans and advances	56,649	1,456	2	58,107

2012	Company
	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,988	—	—	9,988
- Loans and advances to customers	7,551	—	—	7,551
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	3,203	—	—	3,203
Loans and advances to banks
- Placements with other banks	1,285	—	—	1,285
- Amounts due from parent	237	—	—	237
Loans and advances to customers
- Corporate loans	11,183	532	26	11,741
- Amounts due from subsidiaries	32,482	—	—	32,482
- Amounts due from Banco Santander group undertakings	5	—	—	5
Loans and receivables securities	162	—	—	162

Total loans and advances	66,096	532	26	66,654

94	Abbey National Treasury Services plc 2013 Annual Report

Detailed Business Review

Risk Management Report continued

Internal measures of credit quality have been used in the table analysing credit quality above, as follows:

Description	PD
Good	0.0 - 0.5%
Satisfactory	0.5 - 6.5%
Higher Risk	6.5%+

Loans and advance are classified as Good, Satisfactory or Higher Risk on the basis of their PD or their EL. For loans and advances classified on the basis of their PD, these can be equated to the ANTS internal rating scale on page 48 as described below:

Good
•	These loans and advances are generally in grade 6 and above.

•	There is a very high likelihood that the asset will not default, or will be recovered in full.

•	Such exposure also exhibits a strong capacity to meet financial commitments and only exceptionally shows any period of delinquency.

Satisfactory
•	These loans and advances are generally in grades 4, 5 and with grade 6 having an upper bound of 6.581%.

•	There is a high likelihood that the asset will be recovered and is therefore of no cause for concern to ANTS.

•	The asset has low to moderate probability of default, strong recovery rates and may typically show only short periods of delinquency.

•	Moderate to high credit ratings, application scores, credit bureau scores or behavioural scores characterise this credit quality.

Higher Risk
•	All rated accounts that are not viewed as Good or Satisfactory are rated as Higher Risk.

•	The large majority of these loans and advances are contained in grades 1 to 3, with grade 3 having a lower bound of 6.581%.

•	The assets are characterised by some concern over the obligor’s ability to make payments when due.

•	There may also be doubts over the value of collateral or security provided.

•

However, the borrower or counterparty is continuing to make payments when due i.e. the assets have not yet converted to actual delinquency and are expected to settle all outstanding amounts of principal and interest.

Impaired loans (unaudited)

A summary of the key movements in impaired loans as set out in the table on page 92 is set out below.

Corporate loans

Corporate loans are managed in Commercial Banking and Corporate Centre. These balances consist of loans classified as NPLs and loans that have experienced a loss event and have been transferred to risk monitoring under the Watchlist process. The balance of impaired Corporate loans of £725m (2012: £742m) represents a sub-set of the NPL and Watchlist data presented in the Commercial Banking and Corporate Centre tables on pages 51 and 60, respectively, totalling £790m (2012: £887m) which also include undrawn commitments and off balance sheet exposures.

During the year ended 31 December 2013, impaired corporate loans were largely unchanged at £725m (2012: £742m).

Further information on Commercial Banking NPLs is set out in the section “Commercial Banking – Non-performing loans and advances” on page 52. Further information on Commercial Banking cases subject to risk monitoring under the Watchlist process by portfolio is set out in the section “Commercial Banking – Credit Performance” on page 51.

There are no Corporate Centre NPLs. Further information on Corporate Centre cases subject to risk monitoring under the Watchlist process by portfolio is set out in the section “Corporate Centre – Credit Performance” on page 60.

Abbey National Treasury Services plc 2013 Annual Report	95

Detailed Business Review

Risk Management Report continued

NON-PERFORMING LOANS AND ADVANCES(1)(2)

An analysis of ANTS’s NPLs is presented below. The information is presented for Commercial Banking only as there are no NPLs in other business divisions.

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Loans and advances to customers of which:(2)	6,317	6,356	6,370	5,270	4,565
Customers in Arrears(3)	94	173	266	287	123
Commercial Banking NPLs - impaired(3) (4) (5)	94	264	260	287	122
Commercial Banking NPLs - not impaired(3) (4)	—	—	101	84	76

Commercial Banking NPLs	94	264	361	371	198

Impairment loan loss allowances	63	112	130	108	77

	%	%	%	%	%

Arrears ratio(6)	1.49	2.72	4.18	5.45	2.69
NPLs ratio(7)	1.49	4.16	5.67	7.05	4.34
Coverage ratio(8)	68	42	36	29	39

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or where it is deemed probable that this will occur in the near future.

(2)

All Commercial Banking NPL balances are UK and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

(3)	Commercial Banking loans and advances to customers include finance leases.
(4)	All the Non Performing Loans are impaired following a change in provision approach in 2012.
(5)	NPLs against which an impairment loss allowance has been established.
(6)	Commercial Banking loans and advances to customers in arrears as a percentage of Commercial Banking loans and advances to customers.
(7)	Commercial Banking NPLs as a percentage of Commercial Banking loans and advances to customers.
(8)	Impairment loan loss allowances as a percentage of NPLs.

96	Abbey National Treasury Services plc 2013 Annual Report

Governance

Directors

BOARD OF DIRECTORS

EXECUTIVE DIRECTORS

Jacques Ripoll

Chief Executive Officer

Jacques Ripoll (age 48) is Chief Executive Officer of the Company and Head of Santander Global Banking & Markets, UK. He was appointed Executive Director of the Company on 11 September 2013. He is also a member of the Executive Committee of Santander UK plc. Jacques joined Santander from Société Générale, where he held a number of management positions spanning 20 years; the latest being the Head of Asset Management, Private Banking and Investor Services. Jacques was also a Member of Société Générale’s Group Executive Committee. At Société Générale, he also held the positions of Head of Group Corporate Strategy, Global Head of Sales & Trading (Non-US Equities) and Global Head of Equity Finance.

Justo Gómez López

Director

Justo Gómez López (age 53) was appointed as an Executive Director of the Company on 7 March 2013. He is also a member of the Executive Committee of Santander UK plc. Justo joined Santander UK plc in January 2011 as Finance Director. He joined Banco Santander de Negocios, part of the Banco Santander, S.A. group, in January 1991 where he was responsible for Investor Relations and held the role of Deputy Chief Finance Officer. Prior to that, he held various positions in the financial industry, based in Madrid.

David Green

Director

David Green (age 58) was appointed as an Executive Director of the Company on 28 February 2008. He is also Director of Financial Reporting and Accounting for Santander UK plc. Previously, David qualified as a Chartered Accountant with Touche Ross & Co (now Deloitte LLP) and then worked for First National Bank of Chicago, and Lloyds Bank before becoming Financial Controller and then Director of Finance and Operations for Guinness Mahon (1995-1998). David joined the Company in 1998 as Head of Financial Reporting.

John Hennessy

Director

John Hennessy (age 50) was appointed as an Executive Director of the Company on 23 July 2013. He is the Chief Risk Management Officer (Wholesale) for the Santander UK group. He is also a member of the Executive Committee of Santander UK plc. He joined Santander UK plc in 2006 as Chief Risk Officer (Wholesale) and prior to that worked for Banco Santander, S.A. in their New York Branch as Chief Risk Officer and in their Madrid office as Head of Credit, International.

Stephen Jones

Director

Stephen Jones (age 49) was appointed as an Executive Director of the Company on 30 August 2013 and is the Chief Financial Officer of the Company. He joined Santander UK plc in 2011 as Head of Strategy, Corporate Development & Regulatory Affairs and was subsequently appointed Chief Financial Officer. He has extensive financial services experience focussed on senior roles in Finance and Investor Relations. Previously he held a number of senior management positions at Barclays Bank plc including Head of Investor Relations, Head of Corporate Debt Capital Markets and Equity Capital Markets and Co-Head of Corporate Investment Banking, Barclays Capital EMEA.

Steve Pateman

Director

Steve Pateman (age 50) was appointed as an Executive Director of the Company on 3 June 2009. He is also responsible for UK Banking at Santander UK plc and has extensive financial services experience. Steve joined Santander UK plc in June 2008 as Head of UK Corporate and Commercial Banking and an Executive Committee member. Previously he worked at National Westminster Bank plc and The Royal Bank of Scotland plc where he had responsibility for Business Banking, Commercial Banking and Corporate Banking. Steve also worked on a variety of financings, restructurings, capital market and equity issues during his time in NatWest Markets, where he specialised in the leisure and retail sectors.

NON-EXECUTIVE DIRECTORS

Jorge de la Vega

Director

Jorge de la Vega (age 47) was appointed as a Non-Executive Director of the Company on 16 October 2013. He is also a member of the Executive Committee of Santander UK plc and Head of Product Solutions. Jorge joined Banco Santander, S.A. in 1989 as Financial Analyst and had various positions before being appointed Group Head of Audit for Latin America in 2000.

Abbey National Treasury Services plc 2013 Annual Report	97

Governance

Strategic Report

Principal activities and business review

The principal activity of the ANTS group continues to be providing treasury, corporate and wholesale banking services to clients and also to the wider Santander UK group of which ANTS is a significant part. ANTS is also the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such ANTS is one of the main debt issuance vehicles in the Santander UK group. The Company is authorised and regulated by the FCA and the PRA.

The Company is required to set out in this report a fair review of the ANTS UK group’s business and a description of the principal risks and uncertainties facing the ANTS group, including a balanced and comprehensive analysis of the development and performance of the business of the ANTS group during the year ended 31 December 2013 and of the position of the ANTS group at the end of the year. The information that fulfils this requirement can be found in the following sections of this Annual Report, which are incorporated into and form part of this Strategic Report.

Development and performance of the business during the year ended 31 December 2013

Information on the development and performance of the business of the ANTS group, principally at a consolidated level, is set out in the “Group and Divisional Results” on pages 4 to 10.

Position of the ANTS group at 31 December 2013

Information on the position of the ANTS group is set out in the “Balance Sheet Review” on pages 11 to 24.

Principal risks and uncertainties facing the ANTS group

Information on the principal risks and uncertainties facing the ANTS group is set out in:

•	The Risk Management Report by type of risk, with further analysis by business segment on pages 25 to 96; and

•	Material risk factors are described in the Risk Factors section on pages 184 to 201.

When reading the Risk Management Report, the Risk Factors and the other sections of the Annual Report, reference should be made to the Forward-looking Statements section on page 209.

Environmental matters

The Company faces the same environmental risks as its immediate parent company, Santander UK plc, and therefore operates environmental policies in line with Santander UK. For further information on the Santander UK group’s environmental risks, policies and impact, refer to the Santander UK 2013 Annual Report.

Employee matters

Information on employee matters is set out in the “Directors’ Report” on page 101.

By Order of the Board

Jacques Ripoll
Chief Executive Officer
28 February 2014

98	Abbey National Treasury Services plc 2013 Annual Report

Governance

Directors’ Report

INTRODUCTION

The Directors have pleasure in submitting their report together with the financial statements for Abbey National Treasury Services plc (the ‘Company’) company number 2338548, and its subsidiaries (together ‘ANTS’ or the ‘ANTS group’) for the year ended 31 December 2013.

The purpose of this report is to provide information to the member of the Company and as such it is only addressed to that member. The report may contain certain forward-looking statements with respect to the operations, performance and financial conditions of the ANTS group. By their nature, these statements involve inherent risks and uncertainties since future events, circumstances and other factors can cause results and developments to differ materially from the plans, objectives, expectations and intentions expressed in such forward-looking statements. Members should consider this when relying on any forward-looking statements. The forward-looking statements reflect knowledge and information available at the date of preparation of this report and the Company undertakes no obligation to update any forward-looking statement during the year. Nothing in this report should be construed as a profit forecast.

CORPORATE STRUCTURE

The Company is a wholly-owned subsidiary of Santander UK plc. Note 22 to the Consolidated Financial Statements provides a list of the principal subsidiaries of the Company and the nature of each subsidiary’s business as well as details of overseas branches.

The structural relationship of ANTS and Santander UK with the Banco Santander group – the ‘subsidiary model’

The Banco Santander group operates a ‘subsidiary model’. This model involves autonomous units, such as the Santander UK group (of which ANTS is a part) operating in core markets with each unit being responsible for its own liquidity, funding and capital management on an ongoing basis. The model is designed to minimise the risk to the Banco Santander group and all its units from problems arising elsewhere in the Banco Santander group. The subsidiary model means that Banco Santander, S.A. has no obligation to provide any liquidity, funding or capital assistance, although it enables Banco Santander, S.A. to take advantage selectively of opportunities. As a PRA regulated entity, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis.

Under the subsidiary model, Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this in reliance on the strength of its own balance sheet and profitability and its own network of investors. Santander UK does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries) to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries).

Exposures to other Banco Santander group members are established and managed on an arm’s length commercial basis. All intergroup transactions are monitored by the Santander UK Board Risk Committee and transactions which are not in the ordinary course of business must be pre-approved by the Board. In addition, Santander UK is subject to PRA limits on exposures to, and on liquidity provided to, other members of the Banco Santander group.

The subsidiary model gives both ANTS and Santander UK considerable financial flexibility, yet enables them to continue to take advantage of the significant synergies and strengths that come from being part of the global Banco Santander group, in brand, products, systems, platforms, development capacity and management capability. In the subsidiary model, the Banco Santander group facilitates the sharing of best practice and provides common technology, operations and support services to all of its subsidiaries via independent operating entities, themselves established by the Banco Santander group so as to be able to continue operating as viable standalone businesses.

CORPORATE GOVERNANCE

The shares of the Company are not traded on the London Stock Exchange and as a result the Company is not subject to the disclosure requirements applicable to listed companies in the UK. This exemption applies, among other things, to corporate governance and certain Directors’ remuneration disclosures.

RESULTS AND DIVIDENDS

The results of the ANTS group are discussed in “Group and Divisional Results” on pages 4 to 10. The Directors do not recommend the payment of a final dividend for 2013 (2012: £nil) on the ordinary shares in issue. An interim dividend of £750m was declared on 28 November 2013 on the Company’s ordinary shares in issue and was paid on 29 November 2013. This was part of an internal reorganisation of capital within the Santander UK group. In addition, the Company had not paid a dividend since 2010.

EVENTS AFTER THE BALANCE SHEET DATE AND CHANGE IN CONTROL

With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L., became the beneficial owner of the entire issued ordinary share capital of the Company’s parent Santander UK plc by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L.. This represented a change in control for Santander UK and the Company.

Abbey National Treasury Services plc 2013 Annual Report	99

Governance

Directors’ Report continued

GOING CONCERN

The Directors confirm that they are satisfied that the ANTS group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis of accounting in preparing the financial statements.

As outlined above, the ANTS group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategic Report on page 98. The financial position of the ANTS group, its cash flows, liquidity position and borrowing facilities are set out in the Balance Sheet Review on pages 11 to 24. In addition, Note 43 to the Consolidated Financial Statements includes the ANTS group’s objectives, policies and processes for managing its capital. As also outlined above, in respect of the principal risks and uncertainties facing the ANTS group, both financial and non-financial risks are described in the Risk Management Report on pages 25 to 96, and material risk factors are described in the Risk Factors section on pages 184 to 201.

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

After making enquiries, the Directors have a reasonable expectation that the Company and the ANTS group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis of accounting in preparing the Annual Report.

RISK MANAGEMENT

The ANTS group’s risks are managed on a group level by Santander UK plc. Details of the Risk Framework and system of internal controls for risk management can be found in the Risk Management Report on pages 25 to 96.

DIRECTORS

The members of the Company’s board of directors (the ‘Board’) at the date of this report are named on page 97. At 31 December 2013, the Board comprised six Executive Directors, including the Chief Executive Officer, and one Non-Executive Director.

For each Director, the date of appointment is shown below:

Name of Director	Date of appointment
Jacques Ripoll	11 September 2013
David Green	28 February 2008
Justo Gómez López	7 March 2013
John Hennessy	23 July 2013
Stephen Jones	30 August 2013
Steve Pateman	3 June 2009
Jorge de la Vega*	16 October 2013

*	Non-Executive Director

During the year, the following director resigned:

Name of Director	Title	Date of resignation
Luis de Sousa	Chief Executive Officer	30 June 2013

None of the Directors have service contracts with the ANTS group. All are employed by companies within the Banco Santander, S.A. group and have employment contracts which are for an indefinite term. Details of the Directors’ remuneration and interests are disclosed in Note 10 to the Consolidated Financial Statements. A Director may be paid instead of being required to work during their notice period. None of the Directors’ employment contracts provide for benefits to be paid on termination of employment.

DIRECTORS’ REMUNERATION AND INTERESTS

The Directors’ remuneration and interests including remuneration of the highest paid director are provided in Note 10 to the Financial Statements on page 132.

100	Abbey National Treasury Services plc 2013 Annual Report

Governance

Directors’ Report continued

RELATED PARTY TRANSACTIONS

See Note 40 to the Financial Statements for related party transaction disclosures.

BOARD COMMITTEES

The Board does not maintain any standing committees. However, Santander UK plc maintains a standing Board Audit Committee, Board Risk Committee, Board Remuneration Oversight Committee, and Board Nomination Committee, the responsibilities of which cover the Santander UK group as a whole, including the Company. Further information regarding these committees and their membership is included in the Annual Report of Santander UK plc.

DIRECTORS’ INDEMNITIES

Indemnities are provided to the Directors of the Company, its subsidiaries and associated companies by Santander UK plc against liabilities and associated costs which they could incur in the course of their duties to the Company. A copy of each of the indemnities is kept at the registered address shown on page 202.

FINANCIAL INSTRUMENTS

The ANTS group’s risks are managed on a group level by Santander UK plc. The financial risk management objectives of and policies of the ANTS group; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of the Company to credit risk, market risk, and funding and liquidity risk are outlined in the Risk Management Report on pages 25 to 96.

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

EMPLOYEE INVOLVEMENT

At 31 December 2013, the total number of employees calculated on a full time equivalent basis was 764 (2012: 717). Details of the related costs can be found in Note 6 to the Consolidated Financial Statements.

Employee share ownership

Santander UK (including ANTS) currently operates two all-employee HMRC-approved share schemes: a Save-As-You-Earn (‘Sharesave’) Scheme and a Share Incentive Plan (‘SIP’), the latter of which allows employees to purchase Banco Santander, S.A. shares from gross salary. In addition, for certain eligible employees, arrangements remain outstanding under previous years’ grants under the Long-Term Incentive Plan, the closed Executive Share Option Scheme and the closed Alliance & Leicester SIP. Shares have also been granted to eligible employees in receipt of vested deferred bonus awards. All the share options and awards relate to shares in Banco Santander, S.A.. See Note 40 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.

Communication

The ANTS group participates in Santander UK’s policies and wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications with daily updates on what is happening across Santander UK (including ANTS), an online question and answer site and ‘The Village’ a site for staff to share information, ideas and best practice. On 1 November 2012, a new site was launched which connects staff to all the information they need about working for Santander UK in one easy to navigate place that is accessible from work and home. ANTS also uses face-to-face communication, such as team meetings, regional roadshows and annual staff conventions for strategic updates, as well as a quarterly online and print staff magazine with in-depth business features. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the ANTS group’s performance. ANTS considers employees’ opinions and asks for their views on a range of issues through regular Company-wide surveys.

Consultation

Santander UK (including ANTS) has a long history of trade union recognition governed by a partnership agreement with Advance, the independent trade union that it recognises to act as the voice of Santander UK (including ANTS) employees. Within the former Alliance & Leicester parts of the business, Santander UK also works closely with its recognised independent trade union, the Communication Workers Union (‘CWU’). Advance and CWU are affiliated to the Trades Union Congress. Santander UK (including ANTS) consults senior trade union officials on significant proposals within the business at both national and local levels. Santander UK holds regular Joint Consultative and Negotiating Committee meetings to enable collaborative working and ensure that communication is open and two-way.

Abbey National Treasury Services plc 2013 Annual Report	101

Governance

Directors’ Report continued

POLITICAL CONTRIBUTIONS

In 2013 and 2012, no contributions were made for political purposes and no political expenditure was incurred.

SUPPLIERS

Santander UK has a Cost Management & Procurement Policy and process that is enforced across all significant purchases from suppliers to provide a consistent approach. Checks are made that our suppliers act in an ethical and responsible way, as part of the supplier selection process and by requiring suppliers to adhere to Santander UK’s Corporate Social Responsibility Protocol, unless it is not relevant to the type of work being undertaken. The protocol covers human rights, labour standards, environment and anti-bribery and corruption, in line with the principles in the UN Global Compact.

CODE OF CONDUCT

The ANTS group is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are further reflected in the Company’s new Code of Conduct which was communicated to all staff on 19 December 2013. The Code sets out the standards expected of all employees, and supports the Santander Way and the Company’s commitment to being simple, personal and fair.

Under their terms and conditions of employment, staff are required to act at all times with the highest standards of business conduct in order to protect the ANTS group’s reputation and ensure a company culture which is free from any risk of corruption, compromise or conflicts of interest. Staff are also required to comply with all Company policies, including the Anti-Bribery and Corruption Policy.

These terms and conditions require that employees must:

•	Abide by all relevant laws and regulations;

•	Act with integrity in all their business actions on the ANTS group’s behalf;

•	Not use their authority or office for personal gain;

•	Conduct business relationships in a transparent manner; and

•	Reject all improper practices or dealings they may be exposed to.

The SEC requires companies to disclose whether they have a code of ethics that applies to the Chief Executive Officer and senior financial officers that promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting violations and accountability for adherence to such a code of ethics. Santander UK meets these requirements through its new Code of Conduct (and previously the Banco Santander, S.A. General Code of Conduct), the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FCA’s Principles for Business, and the FCA’s Principles and Code of Practice for Approved Persons, with which the Chief Executive Officer and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the FCA may want to know about. The ANTS group provides a copy of these documents to anyone, free of charge, on application to the address on page 202.

SUPERVISION AND REGULATION

Under the terms of the Financial Services Act (2012), the FSA was replaced by two regulatory bodies, the PRA, which has responsibility for the prudential regulation of deposit takers and insurance companies, and the FCA, which supervises the conduct of business, and seeks to improve outcomes for consumers.

Since the enactment of the changes Santander UK is now authorised by the PRA and authorised and regulated by the FCA and is subject to UK financial services laws and regulations. The key regulatory requirements as related to its material risk factors (including supervision and regulatory risks and risks relating to taxation) are described in the Risk Factors section on pages 184 to 201.

Further details ion the impact of regulatory developments on liquidity and capital can be found in the Risk Management Report on pages 25 to 96. While Santander UK operates primarily in the UK, it is also subject to the laws and regulations of the other jurisdictions in which it operates, such as the requirements of the SEC for its activities in the US.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The ANTS group has evaluated with the participation of its Chief Executive Officer and Chief Financial Officer the effectiveness of the ANTS group’s disclosure controls and procedures as of 31 December 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the ANTS group’s evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at 31 December 2013, the ANTS group’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the ANTS group in the reports that the ANTS group files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the ANTS group’s management, including the ANTS group’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

102	Abbey National Treasury Services plc 2013 Annual Report

Governance

Directors’ Report continued

CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no material changes to management’s system of internal controls over financial reporting during the year.

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

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of the ANTS group. Management assessed the effectiveness of the ANTS group’s internal control over financial reporting at 31 December 2013 based on the criteria established in the Internal Control - Integrated Framework issued in 1992 (the ‘Framework’) by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). In May 2013, COSO issued the 2013 Internal Control – Integrated Framework (the ‘2013 Framework’). The 2013 Framework is expected to supersede the original Framework on 15 December 2014 and during this transitional period, companies may continue to rely on the original Framework as a basis of their internal control. ANTS is continuing to use the original Framework and is currently evaluating the 2013 Framework.

Based on this assessment, management believes that, at 31 December 2013, the ANTS group’s internal control over financial reporting is effective.

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

DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report including the financial statements in accordance with applicable law and regulations.

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

Abbey National Treasury Services plc 2013 Annual Report	103

Governance

Director’s Report continued

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

By Order of the Board

Karen M. Fortunato
Company Secretary
28 February 2014
2 Triton Square, Regent’s Place, London NW1 3AN

104	Abbey National Treasury Services plc 2013 Annual Report

Governance

Directors’ Responsibilities Statement

We confirm to the best of our knowledge that:

1.

The financial statements, prepared in accordance with International Financial Reporting Standards, as adopted by the EU, give a balanced and understandable view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

2.

The management report, which is incorporated into the Directors’ Report, includes a balanced and understandable review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

By Order of the Board

Jacques Ripoll
Chief Executive Officer
28 February 2014

Abbey National Treasury Services plc 2013 Annual Report	105

Financial Statements

Contents to Financial Statements

Financial Statements
107	Report of Independent Registered Public Accounting Firm
108	Consolidated Income Statement for the years ended 31 December 2013, 2012 and 2011
108	Consolidated Statement of Comprehensive Income for the years ended 31 December 2013, 2012 and 2011
109	Consolidated Balance Sheet at 31 December 2013 and 2012
110	Consolidated Statement of Changes in Equity for the years ended 31 December 2013, 2012 and 2011
110	Consolidated Cash Flow Statement for the years ended 31 December 2013, 2012 and 2011
111	Company Balance Sheet at 31 December 2013 and 2012
112	Company Statement of Changes in Equity for the years ended 31 December 2013, 2012 and 2011
113	Company Cash Flow Statement for the years ended 31 December 2013, 2012 and 2011
114	Notes to the Financial Statements

106	Abbey National Treasury Services plc 2013 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Abbey National Treasury Services plc

We have audited the accompanying consolidated balance sheets of Abbey National Treasury Services plc and subsidiaries (the “Group”) as of 31 December 2013 and 2012, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended 31 December 2013, the related Notes 1 to 44 and the information on pages 25 to 96 of the Risk Management Report, except for those items marked as unaudited. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Abbey National Treasury Services plc and subsidiaries as of 31 December 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).

Deloitte LLP

London, UK

28 February 2014

Abbey National Treasury Services plc 2013 Annual Report	107

Financial Statements

Primary Financial Statements

CONSOLIDATED INCOME STATEMENT

For the years ended 31 December 2013, 2012 and 2011

	Notes	2013 £m	2012 £m	2011 £m
Interest and similar income		2,697	3,870	3,667
Interest expense and similar charges		(2,798)	(3,731)	(3,156)

Net interest income	3	(101)	139	511

Net fee and commission income	4	107	119	113
Net trading and other income	5	406	304	(46)

Total operating income		412	562	578

Administration expenses	6	(192)	(198)	(229)
Depreciation and amortisation	7	(3)	(3)	(7)

Total operating expenses excluding impairment losses, provisions and charges		(195)	(201)	(236)

Impairment losses on loans and advances	8	(31)	(9)	(54)
Provisions for other liabilities and charges	8	(23)	(20)	(20)

Total operating impairment losses, provisions and charges		(54)	(29)	(74)

Profit before tax		163	332	268
Taxation credit/(charge)	11	1	(68)	(104)

Profit for the year		164	264	164

Attributable to:
Equity holders of the parent		164	264	164

All profits during the year were generated from continuing operations.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December 2013, 2012 and 2011

	Notes	2013 £m	2012 £m	2011 £m
Profit for the year		164	264	164

Other comprehensive (expense)/income:
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities
- Gains on available-for-sale securities	21	10	5	—
- Losses on available-for-sale securities transferred to profit or loss on sale		(45)	—	—
- Tax on above items	11	8	(1)	—

		(27)	4	—

Cash flow hedges
- Losses on cash flow hedges		(68)	—	—
- Gains on cash flow hedges transferred to profit or loss		50	—	—
- Tax on above items	11	4	—	—

		(14)	—	—

Net other comprehensive (expense)/income that may be reclassified to profit or loss subsequently		(41)	4	—

Total other comprehensive (expense)/income for the year net of tax		(41)	4	—

Total comprehensive income for the year		123	268	164

Attributable to:
Equity holders of the parent		123	268	164

The accompanying Notes on pages 114 to 183 and the audited sections of the Risk Management Report on pages 25 to 96 form an integral part of these Consolidated Financial Statements.

108	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Primary Financial Statements continued

CONSOLIDATED BALANCE SHEET

At 31 December 2013 and 2012

	Notes	2013 £m	2012 £m
Assets
Cash and balances at central banks	13	4,911	388
Trading assets	14	21,897	22,498
Derivative financial instruments	15	21,550	33,276
Financial assets designated at fair value	16	2,534	3,531
Loans and advances to banks	17	113,649	106,986
Loans and advances to customers	18	41,108	44,750
Loans and receivables securities	19	128	162
Available-for-sale securities	21	2,962	5,113
Macro hedge of interest rate risk		379	1,171
Intangible assets	23	8	7
Property, plant and equipment	24	6	6
Deferred tax assets	25	15	20
Other assets	26	180	4

Total assets		209,327	217,912

Liabilities
Deposits by banks	27	120,698	114,535
Deposits by customers	28	7,780	6,249
Trading liabilities	29	21,275	21,109
Derivative financial instruments	15	21,496	34,088
Financial liabilities designated at fair value	30	3,407	4,002
Debt securities in issue	31	30,889	33,770
Other liabilities	32	368	169
Provisions	33	23	20
Current tax liabilities		223	175

Total liabilities		206,159	214,117

Equity
Share capital	36	2,549	2,549
Retained earnings		640	1,226
Other reserves		(21)	20

Total shareholders’ equity		3,168	3,795

Total liabilities and equity		209,327	217,912

The accompanying Notes on pages 114 to 183 and the audited sections of the Risk Management Report on pages 25 to 96 form an integral part of these Consolidated Financial Statements.

The Financial Statements on pages 108 to 183 were approved and authorised for issue by the Board on 28 February 2014 and signed on its behalf by:

Jacques Ripoll

Chief Executive Officer

Company Registered Number 2338548

Abbey National Treasury Services plc 2013 Annual Report	109

Financial Statements

Primary Financial Statements continued

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2013, 2012 and 2011

		Other reserves
	Share capital £m	Available for sale reserve £m	Cash flow hedging reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total £m
1 January 2013	2,549	4	—	16	1,226	3,795
Total comprehensive income/(expense):
- Profit for the year	—	—	—	—	164	164
Other comprehensive expense for the year:
- Gains on available-for-sale securities	—	10	—	—	—	10
- Gains on available-for-sale securities transferred to profit or loss on sale	—	(45)	—	—	—	(45)
- Losses on cash flow hedges	—	—	(68)	—	—	(68)
- Losses on cash flow hedges transferred to profit or loss	—	—	50	—	—	50
- Tax on other comprehensive income/(expenses)	—	8	4	—	—	12

Other comprehensive income/(expense) net of tax	—	(27)	(14)	—	—	(41)

Dividends	—	—	—	—	(750)	(750)

31 December 2013	2,549	(23)	(14)	16	640	3,168

1 January 2012	2,549	—	—	16	962	3,527
Total comprehensive income:			—
- Profit for the year	—	—	—	—	264	264
Other comprehensive income for the year:
- Gains on available-for-sale securities	—	5	—	—	—	5
- Tax on other comprehensive income/(expenses)	—	(1)	—	—	—	(1)

Other comprehensive income/(expense) net of tax	—	4	—	—	—	4

Dividends	—	—	—	—	—	—

31 December 2012	2,549	4	—	16	1,226	3,795

1 January 2011	2,549	—	—	16	798	3,363
Total comprehensive income:
- Profit for the year	—	—	—	—	164	164

	—	—	—	—	164	164

Dividends and other distributions	—	—	—	—	—	—

31 December 2011	2,549	—	—	16	962	3,527

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 December 2013, 2012 and 2011

	Notes	2013 £m	2012 £m	2011 £m
Net cash flow from/(used in) operating activities
Profit for the year		164	264	164
Adjustments for:
Non cash items included in profit		459	101	4
Change in operating assets		20,439	7,518	26,669
Change in operating liabilities		(5,766)	(4,600)	(30,962)
Corporation taxes paid		(4)	(42)	(13)
Effect of exchange rate differences		554	(853)	(417)

Net cash flow from/(used in) operating activities	38	15,846	2,388	(4,555)

Net cash flow from/(used in) investing activities
Disposal of subsidiaries, net of cash disposed		1,084	—	—
Purchase of property, plant and equipment and intangible assets	23, 24	(4)	(10)	(9)
Proceeds from sale of property, plant and equipment and intangible assets		—	2	42
Purchase of available-for-sale securities		(1,227)	(5,990)	—
Proceeds from sale and redemption of available-for-sale securities		3,343	864	—

Net cash flow from/(used in) investing activities		3,196	(5,134)	33

Net cash flow (used in)/from financing activities
Issue of debt securities		23,565	31,314	38,603
Repayments of debt securities		(25,467)	(28,388)	(40,607)
Dividends paid		(750)	—	—

Net cash flow (used in)/from financing activities		(2,652)	2,926	(2,004)

Net increase/(decrease) in cash and cash equivalents		16,390	180	(6,526)
Cash and cash equivalents at beginning of the year		79,414	79,858	86,729
Effect of exchange rate changes on cash and cash equivalents		(971)	(624)	(345)

Cash and cash equivalents at the end of the year	38	94,833	79,414	79,858

The accompanying Notes on pages 114 to 183 and the audited sections of the Risk Management Report on pages 25 to 96 form an integral part of these Consolidated Financial Statements.

110	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Primary Financial Statements continued

COMPANY BALANCE SHEET

At 31 December 2013 and 2012

	Notes	2013(1) £m	2012(1) £m
Assets
Cash and balances at central banks	13	4,911	388
Trading assets	14	21,897	22,155
Derivative financial instruments	15	21,550	33,312
Financial assets designated at fair value	16	2,534	3,531
Loans and advances to banks	17	113,642	106,972
Loans and advances to customers	18	41,118	44,858
Loans and receivable securities	19	128	162
Available-for-sale securities	21	2,962	5,113
Macro hedge of interest rate risk		379	1,171
Interests in other entities	22	46	2,184
Intangible assets	23	8	7
Property, plant and equipment	24	6	6
Deferred tax assets	25	15	20
Other assets	26	180	4

Total assets		209,376	219,883

Liabilities
Deposits by banks	27	120,697	114,535
Deposits by customers	28	10,973	10,599
Trading liabilities	29	21,275	21,109
Derivative financial instruments	15	21,496	34,088
Financial liabilities designated at fair value	30	3,407	4,002
Debt securities in issue	31	27,758	31,481
Other liabilities	32	364	166
Provisions	33	23	20
Current tax liabilities		223	175

Total liabilities		206,216	216,175

Equity
Share capital	36	2,549	2,549
Retained earnings		631	1,140
Other reserves		(20)	19

Total shareholders equity		3,160	3,708

Total liabilities and equity		209,376	219,883

(1)	The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes on pages 114 to 183 and the audited sections of the Risk Management Report on pages 25 to 96 form an integral part of these Consolidated Financial Statements.

The Financial Statements on pages 108 to 183 were approved and authorised for issue by the Board on 28 February 2014 and signed on its behalf by:

Jacques Ripoll

Chief Executive Officer

Company Registered Number 2338548

Abbey National Treasury Services plc 2013 Annual Report	111

Financial Statements

Primary Financial Statements continued

COMPANY STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2013, 2012 and 2011

			Other reserves
	Notes	Share capital £m	Available for sale reserve £m	Cash flow hedging reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total(1) £m
1 January 2013		2,549	4	—	15	1,140	3,708
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	241	241
Other comprehensive income/(expense) for the year:
- Gains on available-for-sale securities		—	10	—	—	—	10
- Profits on available for-sale-securities transferred to profit or loss		—	(45)	—	—	—	(45)
- Losses on cash flow hedges		—	—	(68)	—	—	(68)
- Losses on cash flow hedges transferred to profit or loss		—	—	50	—	—	50
- Foreign Exchange movements		—	—	—	2	—	2
- Tax on other comprehensive income/(expense) for the year		—	8	4	—	—	12

Other comprehensive income/(expense) net of tax		—	(27)	(14)	2	—	(39)

Dividends		—	—	—	—	(750)	(750)

31 December 2013		2,549	(23)	(14)	17	631	3,160

1 January 2012		2,549	—	—	14	914	3,477
Total comprehensive income:
- Profit for the year		—	—	—	—	226	226
Other comprehensive income/(expense) for the year:
- Gains on available-for-sale securities		—	5	—	—	—	5
- Foreign Exchange movements		—	—	—	1	—	1
- Tax on other comprehensive income/(expense) for the year			(1)	—	—	—	(1)

Other comprehensive income/(expense) net of tax		—	4	—	1	—	5

Dividends		—	—	—	—	—	—

31 December 2012		2,549	4	—	15	1,140	3,708

1 January 2011		2,549	—	—	14	692	3,255
Total comprehensive income:
- Profit for the year		—	—	—	—	222	222

		2,549	—	—	—	914	3,477

Dividends		—	—	—	—	—	—

31 December 2011		2,549	—	—	14	914	3,477

(1)	The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes on pages 114 to 183 and the audited sections of the Risk Management Report on pages 25 to 96 form an integral part of these Consolidated Financial Statements.

112	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Primary Financial Statements continued

COMPANY CASH FLOW STATEMENT

For the years ended 31 December 2013, 2012 and 2011

	Notes	2013(1) £m	2012(1) £m	2011(1) £m
Net cash flow from/(used in) operating activities
Profit for the year		241	226	222
Adjustments for:
Non cash items included in profit		1,761	115	137
Change in operating assets		21,423	7,741	26,374
Change in operating liabilities		(7,953)	(4,762)	(31,385)
Corporation taxes paid		(4)	(12)	(13)
Effects of exchange rate differences		597	(598)	(685)

Net cash flow from/(used in) operating activities	38	16,065	2,710	(5,350)

Net cash flow (used in)/from investing activities
Purchase of property, plant and equipment and intangible assets	23, 24	(4)	(9)	(9)
Disposal of subsidiaries, net of cash disposed		1,018	—	—
Proceeds from sale of property, plant and equipment and intangible assets		—	2	42
Increase in interests in other entities		(166)	3	—
Purchase of available-for-sale securities		(1,227)	(5,990)	—
Proceeds from sale and redemption of available-for-sale securities		3,343	863	—

Net cash flow (used in)/from investing activities		2,964	(5,131)	33

Net cash flow from/(used in) financing activities
Issue of debt securities		23,565	31,314	38,607
Repayments of debt securities		(25,435)	(28,364)	(40,307)
Dividends paid		(750)	—	—

Net cash flow from/ (used in) financing activities		(2,620)	2,950	(1,700)

Net (decrease)/increase in cash and cash equivalents		16,409	529	(7,017)
Cash and cash equivalents at beginning of the year		79,400	79,747	86,712
Effect of exchange rate changes on cash and cash equivalents		(983)	(876)	52

Cash and cash equivalents at the end of the year	38	94,826	79,400	79,747

(1)	The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes on pages 114 to 183 and the audited sections of the Risk Management Report on pages 25 to 96 form an integral part of these Consolidated Financial Statements.

Abbey National Treasury Services plc 2013 Annual Report	113

Financial Statements

Notes to the Financial Statements

1. ACCOUNTING POLICIES

These financial statements are prepared for Abbey National Treasury Services plc (the ‘Company’) and the Abbey National Treasury Services plc group (the ‘ANTS group’) under the Companies Act 2006. The principal activity of the ANTS group is to provide treasury, corporate and wholesale banking services. The ANTS group provides these services to UK clients and also to the wider Santander UK group, of which the ANTS group is a significant part. The ANTS group is also the treasury support function for the Santander UK group. In this regard, the ANTS group’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group.

Abbey National Treasury Services plc is a public limited company incorporated in England and Wales having a registered office in England. It is an operating company undertaking banking and financial services transactions, as well as the holding company of the ANTS group.

BASIS OF PREPARATION

These financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. The financial statements have been prepared on the going concern basis using the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. An assessment of the appropriateness of the adoption of the going concern basis of accounting as disclosed in the Directors’ statement of going concern set out in the Directors’ Report on page 100.

a) Compliance with International Financial Reporting Standards

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

The Company financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and as applied in accordance with the provision of the Companies Act 2006.

Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments can be found in the Risk Management Report on pages 25 to 96 which form an integral part of these financial statements.

Recent accounting developments

In 2013, the ANTS group adopted the following amendments to standards which became effective.

a)

IAS 1 ‘Presentation of Financial Statements’ – In June 2011, the IASB issued amendments to IAS requiring additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (i) items that will not be reclassified subsequently to profit or loss; and (ii) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012.

The amendments have been applied retrospectively and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 did not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

b)

IAS 19 ‘Employee Benefits’ – In June 2011, the IASB issued amendments to IAS 19 that change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net interest’ amount under IAS 19 (2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. In addition, IAS 19 (2011) introduces more extensive disclosures in the presentation of the defined benefit cost.

These amendments to IAS 19 had no significant impact on the ANTS group’s profit or loss or financial position.

c)

IFRS 7 ‘Disclosures – Offsetting Financial Assets and Financial Liabilities’- In December 2011, the IASB issued amendments to IFRS 7 which require disclosure about the effect or potential effects of netting arrangements on an entity’s financial position. The ANTS group adopted the amendments to IFRS 7 effective for annual periods beginning on or after 1 January 2013 and has provided the incremental disclosures required by the amendments in Note 42.

114	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

d)

IFRS 10 ’Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’, IFRS 12 ‘Disclosure of Interests in Other Entities’, IAS 27 ‘Separate Financial Statements’ and IAS 28 ‘Investments in Associates and Joint Ventures’ – In May 2011, the package of five standards on consolidation, joint arrangements, associates and disclosures was issued. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

•

Under IFRS 10, control is the single basis for consolidation, irrespective of the nature of the investee; this standard therefore eliminates the risks-and-rewards approach that was used for certain structured entities. IFRS 10 identifies the three elements of control as power over the investee, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor’s returns. An investor must possess all three elements to conclude that it controls an investee. The assessment of control is based on all facts and circumstances, and the conclusion is reassessed if there are changes to at least one of the three elements. Retrospective application is required subject to certain transitional provisions.

Effective 1 January 2013, the ANTS group has reviewed its control assessments for its investees in accordance with IFRS 10 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees held during the period or comparative periods covered by these financial statements. The other amendments to IAS 27 did not affect the ANTS group .

•

IFRS 11 applies to all entities that are parties to a joint arrangement. A joint arrangement is an arrangement of which two or more parties have joint control. IFRS 11 establishes two types of joint arrangements, joint operations and joint ventures, which are distinguished by the rights and obligations of the parties to the arrangement. In a joint operation, the parties to the joint arrangement (referred to as ‘joint operators’) have rights to the assets and obligations for the liabilities of the arrangement. By contrast, in a joint venture, the parties to the arrangement (referred to as ‘joint venturers’) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognise its share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs; however, a joint venturer would account for its interest by using the equity method of accounting under IAS 28 (2011). The amendments to IAS 28 did not affect the Company.

The adoption of IFRS 11 did not affect the Company as it has no joint arrangements or operations.

•

IFRS 12 integrates the disclosure requirements on interests in other entities, currently included in several standards, to make it easier to understand and apply the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard also contains additional requirements on a number of topics. Under IFRS 12, an entity should disclose information about significant judgements and assumptions (and any changes to those assumptions) made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement. IFRS 12 also requires additional disclosures to provide information to enable users to assess the nature of, and risks associated with the ANTS group’s interests in other entities and the effect of those interests on the ANTS group’s financial position, performance and cash flow. Disclosures shall be aggregated or disaggregated so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have different characteristics. The standard has been applied prospectively from 1 January 2013. The disclosures required by IFRS 12 can be found in Note 22.

e)

IFRS 13 ‘Fair Value Measurement’ - In May 2011, the IASB issued IFRS 13, which establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. IFRS 13 applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

IFRS 13 requires prospective application from 1 January 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the standard in comparative information provided for periods before the initial application of this standard. In accordance with these transitional provisions, the ANTS group has not made any new disclosures required by IFRS 13 for the comparative periods.

The application of IFRS 13 resulted in the recognition of a debit valuation adjustment in respect of derivative liabilities of £38m for the year ended 31 December 2013. The required disclosures can be found in Note 41.

f)	There are a number of other changes to IFRS that were effective from 1 January 2013. Those changes did not have a significant impact on the ANTS group’s financial statements.

Abbey National Treasury Services plc 2013 Annual Report	115

Financial Statements

Notes to the Financial Statements continued

Future accounting developments

The ANTS group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the ANTS group:

a)

IFRS 9 ‘Financial Instruments’ – In November 2009, the IASB issued IFRS 9 ‘Financial Instruments (‘IFRS 9’) which introduced new requirements for the classification and measurement of financial assets. In October 2010, the IASB issued an amendment to IFRS 9 incorporating requirements for financial liabilities. Together, these changes represent the first phase in the IASB’s planned replacement of IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) with a less complex and improved standard for financial instruments. IFRS 9 is required to be applied retrospectively but prior periods need not be restated.

The second and third phases in the IASB’s project to replace IAS 39 will address impairment of financial assets measured at amortised cost and hedge accounting.

The IASB re-opened the requirements for classification and measurement in IFRS 9 in 2012 to address practice and other issues, with an exposure draft of revised proposals issued in November 2012 proposing limited improvements to IFRS 9. The exposure draft proposes a new category for debt instruments, which is ‘fair value through other comprehensive income’ when certain criteria are met. The proposals were finalised in November 2013 and it is not yet possible to estimate the financial effects.

With a tentative vote in a separate meeting held on 24 July 2013, the IASB decided to eliminate IFRS 9’s current mandatory effective date of January 1, 2015, and will not specify a new mandatory effective date at this time. Instead, the Board plans to set an effective date when other phases of its project to replace IAS 39 are complete (i.e., when it completes its projects to (1) amend the guidance in IFRS 9 related to classification and measurement and (2) finalise guidance on the impairment of financial assets).

b)

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

c)

There are a number of other standards which have been issued or amended that are expected to be effective in future periods. However, it is not practicable to provide a reasonable estimate of their effects on the ANTS group’s financial statements until a detailed review has been completed.

b) Comparative information

There are a number of other standards which have been issued or amended that are expected to be effective in future periods. However, it is not practicable to provide a reasonable estimate of their effects on the ANTS group’s financial statements until a detailed review has been completed. As required by US public company reporting requirements, these financial statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related Notes.

GOING CONCERN

The ANTS group’s objectives, policies and processes for managing its capital are described in Note 43. Details of the ANTS group’s financial risk management objectives, its financial instruments and hedging activities; and its exposures to credit risk, interest rate risk, liquidity risk, operational risk and other risks are set out in the Risk Management Report on pages 25 to 96.

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

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the “Capital Support Deed”) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of section 10 of the Prudential Sourcebook for Banks, Building Societies and Investment Firms (“BIPRU”) of the PRA Handbook. Under section 10.8 of BIPRU, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements.

In addition, the Company, Santander UK plc, and Cater Allen Limited are party to a defined liquidity group facility agreement dated 28 May 2010 (the “DLG Facility Agreement”). The DLG Facility Agreement supports a defined liquidity group for the purposes of section 12 of BIPRU. Section 12.8 of BIPRU permits a member of a defined liquidity group to rely on the liquid resources of other members of the defined liquidity group to comply with the liquidity adequacy requirements under section 12 of BIPRU. Under the DLG Facility Agreement, each party agrees to lend, subject to certain conditions and limitations, its excess liquidity to each other party.

After making enquiries, the Directors have a reasonable expectation that the Company and the ANTS group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis of accounting in preparing the financial statements.

116	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

CONSOLIDATION

a) Subsidiaries

The Consolidated Financial Statements incorporate the financial statements of ANTS plc and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary. Inter-company transactions, balances and unrealised gains on transactions between ANTS group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered.

The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. Acquisition related costs are expensed as incurred. The excess of the cost of acquisition, as well as the fair value of any interest previously held, over the fair value of the ANTS group’s share of the identifiable net assets of the acquired subsidiary, associate or business at the date of acquisition is recorded as goodwill. When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 “Financial Instruments: Recognition and Measurement” or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

Transactions between entities under common control, i.e. fellow subsidiaries of Santander UK plc are outside the scope of IFRS 3 – “Business Combinations”, and there is no other guidance for such situations under IFRS. The ANTS group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, except for the continued disclosure of those IBNO provisions for a portfolio that cannot easily be allocated to individual loans, unless the transaction represents a reorganisation of entities within the ANTS group, in which case the transaction is accounted for at its historical cost.

b) Associates and joint ventures

Associates are entities over which the ANTS group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Unrealised gains on transactions between the ANTS group and its associates are eliminated to the extent of the ANTS group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The ANTS group’s investment in associates includes goodwill on acquisition.

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Accounting policies have been aligned to the extent there are differences from Santander UK group’s policies.

The ANTS group’s investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the ANTS group’s share of the post-acquisition results of the joint venture or associate. When the ANTS group’s share of losses of an associate or a joint venture exceeds the ANTS group’s interest in that associate or joint venture, the ANTS group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the ANTS group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The ANTS group does not hold significant investments in associates or joint ventures.

FOREIGN CURRENCY TRANSLATION

Items included in the financial statements of each entity (including foreign branch operations) in the ANTS group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (‘the functional currency’). The Consolidated Financial Statements are presented in pounds sterling, which is the functional currency of the Company.

Income statements and cash flows of foreign entities are translated into the ANTS group’s presentation currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign entities are recognised in other comprehensive income. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Abbey National Treasury Services plc 2013 Annual Report	117

Financial Statements

Notes to the Financial Statements continued

Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless recognised in other comprehensive income in connection with a cash flow hedge. Non-monetary items denominated in a foreign currency measured at historical cost are not re-translated. Exchange rate differences arising on non-monetary items measured at fair value are recognised in the consolidated income statement except for differences arising on available-for-sale equity securities which are recognised in other comprehensive income.

Exchange rate differences recognised in the consolidated income statement on items not at fair value through profit and loss were £344m expense (2012: £649m income, 2011: £526m income) and are presented in the line item net trading and funding of other items by the trading booking of net trading and other income (see Note 5). Exchange rate differences on items measured at fair value through profit or loss are included in the changes to fair value as presented in net trading and other income.

REVENUE RECOGNITION

(a) Interest income and expense

Interest income on financial assets that are classified as loans and receivables or available-for-sale, and interest expense on financial liabilities other than those at fair value through profit and loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or when appropriate a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the ANTS group that are an integral part of the overall return direct incremental transaction costs related to the acquisition issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables and available-for-sale, interest expense on liabilities classified at amortised cost and interest income and expense on hedging derivatives are recognised in interest and similar income and interest expense and similar charges in the income statement.

In accordance with IFRS, the ANTS group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans, and the element of interest that is not anticipated to be recovered is provided for.

(b) Fee and commission income and expense

Fees and commissions that are not an integral part of the effective interest rate are recognised when the service is provided. Fee and commission income which forms an integral part of the effective interest rate of a financial instrument (e.g., certain loan commitment fees) is recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.

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

Changes in the fair value of financial assets and liabilities held for trading, including trading derivatives, are recognised in the income statement as net trading and other income together with dividends and interest income and expense. Changes in the fair value of assets and liabilities designated as fair value through profit or loss are recognised in net trading and other income together with dividends, accrued interest income and expense and changes in fair value of derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a fair value hedging relationship are recognised in net trading and other income.

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

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The ANTS group participates in various Santander UK group defined benefit and defined contribution pension schemes in operation. Details of the schemes are disclosed in the Santander UK plc Annual Report. There is no contractual agreement or stated policy for charging the net defined benefit cost of the Santander UK defined benefit schemes. Therefore in accordance with IAS 19 the defined benefit asset or liability has been recognised in the financial statements of the sponsoring employer of the scheme and the ANTS group accounts for its contributions as a defined contribution scheme. The contribution to be paid by the ANTS group is calculated as the contributions made by Santander UK plc to the schemes in respect of the ANTS group’s employees.

118	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

INTANGIBLE ASSETS

Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. These costs include payroll, the costs of materials and services, and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet and amortised on a straight-line basis over their useful life of three years, unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Capitalisation of costs cease when the software is capable of operating as intended. Costs associated with maintaining software programmes are expensed as incurred.

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

Internally developed software meeting the criteria set out in “intangible assets” above and externally purchased software are classified in property, plant and equipment on the balance sheet where the software is an integral part of the related computer hardware. Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	5 to 8 years
Computer software	3 years

Depreciation is not charged on freehold land and assets under construction.

FINANCIAL ASSETS

The ANTS group classifies its financial assets as: financial assets at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity financial assets. Management determines the classification of its financial assets at initial recognition. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives, may subsequently in rare circumstances, be reclassified from the fair value through profit or loss category to the loans and receivables, available for sale or held to maturity categories.

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

Trading assets, derivative financial instruments and financial assets designated at fair value are classified as fair value through profit or loss. They are derecognised when the rights to receive cash flows from the asset have expired or when the ANTS group has transferred substantially all the risks and rewards of ownership.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market and which are not classified as available for sale or fair value through profit or loss. They arise when the ANTS group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the ANTS group has transferred substantially all of the risks and rewards of ownership. Loans and receivables consist of loans and advances to banks, loans and advances to customers, and loans and receivables securities.

Abbey National Treasury Services plc 2013 Annual Report	119

Financial Statements

Notes to the Financial Statements continued

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value of available-for-sale securities are recognised in other comprehensive income until sale or until determined to be impaired when the cumulative gain or loss or impairment losses are transferred to the income statement. Where the financial asset is interest-bearing, interest is determined using the effective interest method.

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

(d) Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the ANTS group has transferred substantially all of the risks and rewards of ownership. Were the ANTS group to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and reclassified as available-for-sale. The ANTS group does not hold any held to maturity financial assets.

VALUATION OF FINANCIAL INSTRUMENTS

Financial instruments that are classified or designated at fair value through profit or loss, including those held for trading purposes, or available-for-sale, and all derivatives are stated at fair value. The fair value of such financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal, or in its absence, the most advantageous market to which Santander UK group has access at that date. The fair value of a liability reflects its non-performance risk.

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

(b) Subsequent measurement

The ANTS group applies the following fair value hierarchy that prioritises the inputs to valuation techniques used in measuring fair value. The hierarchy establishes three categories for valuing financial instruments, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three categories are: quoted prices in active markets (Level 1), internal models based on observable market data (Level 2) and internal models based on other than observable market data (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability.

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

Level 2:

Quoted prices in non-active markets, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 positions include loans and advances to banks, loans and advances to customers, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, debt securities, deposits by banks, deposits by customers and debt securities in issue.

Level 3:

Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 positions include exchange rate derivatives, equity and credit derivatives, loans and advances to customers, debt securities, and debt securities in issue.

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

Market activity and liquidity is discussed in the relevant monthly Risk Forum as well as being part of the daily update given by each business at the start of the trading day. This information, together with the observation of active trading and the magnitude of the bid/offer spreads allow consideration of the liquidity of a financial instrument. Underlying assets and liabilities are reviewed to consider the appropriate adjustment to mark the mid price reported in the trading systems to a fair value.

This process takes into account the liquidity of the position in the size of the adjustment required. These liquidity adjustments are presented and discussed at the monthly Risk Forum.

120	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

In determining the appropriate measurement levels, the ANTS group performs regular analyses on the assets and liabilities. Underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid-offer spread is observable, this is tested against actual trades. Changes in the observability of significant valuation inputs during the reporting period may result in a transfer of assets and liabilities within the fair value hierarchy. The ANTS group recognises transfers between levels of the fair value hierarchy when there is a significant change in either its principal market or the level of observability of the inputs to the valuation techniques as at the end of the reporting period.

The ANTS group manages certain groups of financial assets and liabilities on the basis of its net exposure to either market risks or credit risk. As a result it has elected to use the exception under IFRS 13 which permits the fair value measurement of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions.

Financial instruments valued using observable market prices

If a quoted market price in an active market is available for an instrument, the fair value is calculated as the current bid price multiplied by the number of units of the instrument held.

Financial instruments valued using a valuation technique

In the absence of a quoted market price in an active market, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimations, various techniques are employed, including extrapolation from observable market data and observation of similar financial instruments with similar characteristics. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Valuation parameters for each type of financial instrument are discussed in Note 41. Chosen valuation techniques incorporate all the factors that market participants would take into account in pricing transactions.

Unrecognised gains as a result of the use of valuation models using unobservable inputs (“Day One Profits”)

The timing of recognition of deferred day one profit and loss is determined individually. It is deferred until either the instrument’s fair value can be determined using market observable inputs or is realised through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognised immediately in the consolidated income statement without immediate reversal of deferred day one profits and losses.

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

SALE AND REPURCHASE AGREEMENTS (INCLUDING STOCK BORROWING AND LENDING)

Securities sold subject to a commitment to repurchase them at a predetermined price (‘repos’) under which substantially all the risks and rewards of ownership are retained by the ANTS group remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to resell (‘reverse repos’) are not recognised on the balance sheet and the consideration paid is recorded as an asset. The difference between the sale and repurchase price is treated as trading income in the income statement, except where the repo is not treated as part of the trading book, in which case the difference is recorded in interest income or expense.

Securities lending and borrowing transactions are generally secured, with collateral taking the form of securities or cash advanced or received. Securities lent or borrowed are not reflected on the balance sheet. Collateral in the form of cash received or advanced is recorded as a deposit or a loan. Collateral in the form of securities is not recognised.

Abbey National Treasury Services plc 2013 Annual Report	121

Financial Statements

Notes to the Financial Statements continued

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

HEDGE ACCOUNTING

The ANTS group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge interest rate, exchange rate, and exposures to certain indices such as retail price indices.

At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the ANTS group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk) and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Santander UK group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Santander UK group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedges’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedges’); or (iii) a hedge of a net investment in a foreign operation (‘net investment hedges’). The ANTS group applies fair value hedge accounting and cash flow hedge accounting but not hedging of a net investment in a foreign operation.

a) Fair value hedge accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet position in Macro hedge of interest rate risk and recognised in the consolidated income statement as income or expenses on financial assets and liabilities held for trading. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight line method over the period to maturity.

b) Cash flow hedge accounting

The effective portion of changes in the fair value of qualifying cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

122	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

The ANTS group is exposed to cash flow interest rate risk on its floating rate assets and foreign currency risk on its fixed rate debt issuances denominated in foreign currency. Cash flow hedging is used to hedge the variability in cash flows arising from both these risks.

IMPAIRMENT OF FINANCIAL ASSETS

At each balance sheet date the ANTS group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as loans and receivables, available-for-sale or loans and receivables securities have become impaired. Evidence of impairment varies across different portfolios and may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured potentially reducing the burden to the borrower. Impairment losses are recorded as charges in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an impairment loss allowance. Impairment loss allowances are maintained at the level that management deems sufficient to absorb incurred losses in the ANTS group’s loans. Losses expected from future events are not recognised.

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. An impairment loss allowance for incurred observed losses is established for all past due loans after a specified period of repayment default where it is probable that some of the capital or interest will not be repaid or recovered through enforcement of any applicable security. An allowance for incurred inherent losses is established for loans for which no evidence of loss has been specifically identified on an individual basis because the loans are not yet past due (i.e. incurred but not observed (‘IBNO’)) but are known from past experience to have deteriorated since the initial decision to lend was made. An example of this situation is where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date. In these circumstances, an inherent loss had been incurred at the reporting date.

Impairment loss allowances for loans and advances, less amounts released and recoveries of amounts written off are charged to the line item ‘Impairment losses on loans and advances’ in the income statement. The impairment loss allowances are deducted from the ‘Loans and advances to banks’, ‘Loans and advances to customers’ and ‘Loans and receivables securities’ line items on the balance sheet.

a) Loans and receivables

(i) Corporate assets

Corporate assets are assessed either individually or collectively for impairment. An impairment loss is incurred if there is objective evidence that a loss event has occurred since initial recognition of the assets that has an impact on the estimated future cash flows of the assets.

Potential indicators of loss events

Potential indicators of loss events which may be evidence of financial difficulty for a corporate borrower may include but are not limited to the borrower notifying the ANTS group of current or likely financial distress; corporate results not meeting forecasts, missed repayments, requests for additional funding; breaches of covenants and changes in business plans.

Individual assessment

Impairment reviews are conducted monthly for individually significant assets. A specific observed impairment is established for all individually significant loans that have experienced a loss event such as:

•	where an asset has a payment default which has been outstanding for 90 days or more;

•	where non-payment defaults have occurred and/or where it has become evident that a forbearance exercise will be undertaken; or

•	where it has become evident that the value of any security is no longer considered adequate.

In such situations the asset is transferred to the Commercial Banking Restructuring & Recoveries team. As part of their impairment reviews, an assessment is undertaken of the expected future cash flows (including a revaluation of collateral held) in relation to the relevant asset, appropriately discounted. The result is compared to the current carrying value of the asset. Any shortfall evidenced as a result of such a review will be assessed and the need for an observed impairment loss allowance established.

Collective assessment

A collective impairment loss allowance is established for all loans that have experienced a loss event. For individually significant loans this is undertaken as detailed above. Loans which are not individually significant but are not performing are grouped together according to their credit risk characteristics and the allowance for observed losses is determined on a collective basis by applying an estimated loss given default. Loans for which evidence of potential loss has been specifically identified and that are on the ANTS group’s Watchlist are grouped together according to their credit risk characteristics for the purpose of calculating an allowance for observed losses. This is assessed on a collective basis using an estimate of the propensity for these loans to enter non performing loan status and the potential loss per case.

Incurred but not observed impairment loss allowances

Loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an allowance for incurred inherent losses. Such losses will only be individually identified in the future. As soon as information becomes available which identifies incurred losses on individual loans within the group, those loans are removed from the group and assessed for observed losses.

The allowance for IBNO losses is determined on a portfolio basis using the following factors:

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

Abbey National Treasury Services plc 2013 Annual Report	123

Financial Statements

Notes to the Financial Statements continued

The emergence period

This is the period in which losses that had been incurred but have not been separately identified become evident. The emergence period of six months is estimated having regard to historic experience and loan characteristics across the portfolio. The factors considered in determining the length of the emergence period include the frequency of the management information received or any change in account utilisation behaviour.

Reversals of impairment

If in a subsequent period, the amount of an impairment loss reduces and the reduction can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the impairment loss allowance accordingly. The write-back is recognised in the income statement.

Write-off

For secured loans, a write-off is made when all collection procedures have been exhausted and the security has been sold. For unsecured loans, a write-off is made when all avenues for collecting the debt have been exhausted. There may be occasions where a write-off occurs for other reasons, for example, following a consensual restructure or refinancing of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than the face value of the debt. Write-offs are charged against previously established impairment loss allowances. There are no thresholds based on past due status beyond which all secured or unsecured loans are written-off.

Recoveries

Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries of impairment losses are classified in the income statement as ‘Impairment losses on loans and advances’.

Impairment losses on corporate assets subject to forbearance

To support corporate customers that encounter actual or apparent financial difficulties, the ANTS group may grant a concession, whether temporary or permanent, to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. These arrangements are known as forbearance.

There are different risk characteristics associated with loans that are subject to forbearance as compared to loans that are not. A range of forbearance arrangements may be entered into by the ANTS group, reflecting the different risk characteristics of such loans. The ANTS group’s forbearance programmes are described in the credit risk section in the Risk Management Report.

For corporate borrowers, the main types of forbearance offered are term extensions or interest only concessions and in limited circumstances, other forms of forbearance options (including debt-for-equity swaps), subject to customer negotiation and vetting.

If such accounts were classified in the “non-performing” loan category prior to the forbearance, they continue to be classified as non-performing until evidence of compliance with the new terms is demonstrated (typically over a period of at least three months) before being reclassified as “substandard”. If the account was not categorised as non-performing at the time the revised arrangements were agreed, the case is reclassified to “substandard” upon completion of the forbearance agreement.

Once a substandard asset has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved it may be reclassified as a “performing asset”. When such accounts are reclassified as performing assets, they continue to be assessed for impairment collectively for impairment losses under the ANTS group’s normal observed collective assessment methodology. Until then, impairment loss allowances for such loans are assessed individually, taking into account the value of collateral held as confirmed by third party professional valuations and the available cash flow to service debt over the period of the forbearance. These impairment loss allowances are assessed and reviewed regularly. In the case of a debt for equity conversion, the converted debt is written off against the existing impairment loss allowance upon completion of the forbearance. The value of the equity acquired is reassessed periodically in light of subsequent performance of the restructured company.

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

Loans and receivables securities are monitored for potential impairment through a detailed expected cash flow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired with the impairment loss being measured as the difference between the expected future cash flows discounted at the original effective interest rate and the carrying value of the loans and receivable securities.

b) Available-for-sale financial assets

The ANTS group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In assessing whether assets are impaired, a significant or prolonged decline in the fair value of the security below its cost is considered evidence. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from other comprehensive income and recognised in the income statement.

If in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase is due to an event occurring after the impairment loss was recognised in the income statement (with objective evidence to support this), the impairment loss is reversed through the income statement.

If in a subsequent period, the fair value of an equity instrument classified as available-for-sale increases, all such increases in the fair value are treated as a revaluation, and are recognised in other comprehensive income. Impairment losses recognised on equity instruments are not reversed through the income statement.

124	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre tax basis.

The carrying values of property, plant and equipment and other intangible assets are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant and equipment’s recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that would have been had the original impairment not been recognised. For conducting impairment reviews, cash generating units are the lowest level at which management monitors the return on investment on assets.

LEASES

a) The ANTS group as lessor

Operating lease assets are recorded at cost and depreciated over the life of the asset after taking into account anticipated residual values. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset.

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

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the assets may be utilised as they reverse. Such deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets and liabilities are not recognised from the initial recognition of other assets (other than in a business combination) and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the ANTS group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The ANTS group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks and short-term investments in securities.

Abbey National Treasury Services plc 2013 Annual Report	125

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

In certain circumstances financial liabilities other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis, or where a financial liability contains one or more embedded derivatives which are not closely related to the host contract. These liabilities are initially recognised at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement.

Derivative financial instruments, Trading liabilities and Financial liabilities designated at fair value are classified as fair value through profit or loss.

(b) Other financial liabilities

All other financial liabilities are initially recognised at fair value net of transaction costs incurred. They are subsequently stated at amortised cost, using the effective interest method. Deposits by banks, Deposits by customers, and Debt securities in issue (unless designated at fair value) are classified as amortised cost.

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

BORROWINGS

Borrowings (which include deposits by banks, deposits by customers and debt securities in issue) are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value through profit or loss dependent on designation at initial recognition.

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

126	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

FINANCIAL GUARANTEE CONTRACTS

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. The ANTS group accounts for guarantees that meet the definition of a financial guarantee contract at fair value on initial recognition. In subsequent periods, these guarantees are measured at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised as a provision or contingent liability in accordance with IAS 37.

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

Valuation of financial instruments

The ANTS group trades in a wide variety of financial instruments in the major financial markets. When estimating the value of its financial instruments, including derivatives where quoted market prices are not available, management therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction based on observable inputs and adjustment to these inputs for Level 2 instruments or unobservable inputs for Level 3 instruments. Refer to ‘Valuation of Financial Instruments’ section of the accounting policies on page 120 for further details.

Had management used different assumptions, a larger or smaller change in the valuation of financial instruments including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the ANTS group’s reported profit before tax.

Detailed disclosures on financial instruments, including sensitivities, can be found in Note 41. Further information about sensitivities to market risk (including Value-at-Risk (‘VaR’)) arising from financial instrument trading activities can be found in the Risk Management Report on page 61.

Abbey National Treasury Services plc 2013 Annual Report	127

Financial Statements

Notes to the Financial Statements continued

2. SEGMENTS

The principal activity of the ANTS group is financial services. The ANTS group’s business is managed and reported on the basis of the following segments:

•	Commercial Banking (formerly known as Corporate Banking);

•	Markets; and

•	Corporate Centre.

The ANTS group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The ANTS group has three segments:

•

Commercial Banking offers a wide range of products and financial services to customers through a network of regional business centres and through telephony and e-commerce channels. Commercial Banking products and services include loans, bank accounts, deposits and treasury services. The management of our customers is organised according to the annual turnover of their business, enabling us to offer a differentiated service to small and medium enterprises (‘SMEs’), mid and large corporate customers.

The SME and mid corporate business principally serves small and medium enterprises with an annual turnover of more than £250,000 up to £50m, and other corporate customers with an annual turnover of up to £500m. This also includes real estate lending.

The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers with an annual turnover of more than £500m. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos.

•

Markets offers risk management and other services to financial institutions, as well as other Santander UK divisions. Its main business areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

•

Corporate Centre consists of Financial Management & Investor Relations (‘FMIR’) and the non-core portfolios of social housing loans and structured credit assets. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core portfolios are being run-down and/or managed for value.

The Company’s board of directors (the ‘Board’) is the chief operating decision maker for the ANTS group. The segment information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business, including measures of operating results, assets and liabilities. The segment information reviewed by the Board is prepared on a statutory basis of accounting.

Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Internal charges and internal UK transfer pricing adjustments have been reflected in the performance of each segment. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on the ANTS group’s cost of wholesale funding.

Interest income and interest expense have not been reported separately. The majority of the revenues from the segments presented below are interest income in nature and the Board relies primarily on net interest income to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.

128	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

a) Segmental information

2013	Commercial Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	140	2	(243)	(101)
Non-interest income/(expense)	228	105	180	513

Total operating income	368	107	(63)	412

Administration expenses	(89)	(98)	(5)	(192)
Depreciation and amortisation	(1)	(2)	—	(3)

Total operating expenses excluding impairment losses, provisions and charges	(90)	(100)	(5)	(195)

Impairment losses on loans and advances	(31)	—	—	(31)
Provisions for other liabilities and charges	(6)	(4)	(13)	(23)

Total operating impairment losses, provisions and charges	(37)	(4)	(13)	(54)

Profit before tax	241	3	(81)	163

Total assets	14,055	19,329	175,943	209,327

Average number of staff(1)	284	282	155	721

2012	Commercial Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	93	(6)	52	139
Non-interest income/(expense)	271	184	(32)	423

Total operating income	364	178	20	562

Administration expenses	(84)	(98)	(16)	(198)
Depreciation and amortisation	(1)	(2)	—	(3)

Total operating expenses excluding impairment losses, provisions and charges	(85)	(100)	(16)	(201)

Impairment losses on loans and advances	(9)	—	—	(9)
Provisions for other liabilities and charges	(2)	(2)	(16)	(20)

Total operating impairment losses, provisions and charges	(11)	(2)	(16)	(29)

Profit before tax	268	76	(12)	332

Total assets	22,509	28,173	167,230	217,912

Average number of staff(1)	305	275	122	702

2011	Commercial Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	75	(3)	439	511
Non-interest income/(expense)	275	162	(370)	67

Total operating income	350	159	69	578

Administration expenses	(95)	(109)	(25)	(229)
Depreciation and amortisation	(3)	(2)	(2)	(7)

Total operating expenses excluding impairment losses, provisions and charges	(98)	(111)	(27)	(236)

Impairment losses on loans and advances	(54)	—	—	(54)

Provisions for other liabilities and charges	(3)	(3)	(14)	(20)

Total operating impairment losses, provisions and charges	(57)	(3)	(14)	(74)

Profit before tax	195	45	28	268

Total assets	25,768	28,652	165,672	220,092

Average number of staff(1)	399	263	99	761

(1)	Full-time equivalents

Revenue by products and services

Details of revenue by product and service are disclosed in Notes 3 to 5.

b) By geographical region

A geographical analysis of total operating income is presented below:

	Group
	2013 £m	2012 £m	2011 £m
United Kingdom	411	566	570
Other	1	(4)	8

	412	562	578

Abbey National Treasury Services plc 2013 Annual Report	129

Financial Statements

Notes to the Financial Statements continued

A geographical analysis of total assets other than financial instruments and current and deferred tax assets is presented below:

	2013 £m	2012 £m
United Kingdom	14	13
Other	—	—

	14	13

3. NET INTEREST INCOME

	Group
	2013 £m	2012 £m	2011 £m
Interest and similar income:
Loans and advances to Santander UK group undertakings	2,250	3,415	3,326
Loans and advances to Banco Santander, S.A.	—	4	12
Loans and advances to other Banco Santander group undertakings	7	1	2
Other interest earning financial assets	440	450	327

Total interest and similar income	2,697	3,870	3,667

Interest expense and similar charges:
Deposits by Santander UK group undertakings	(1,435)	(2,326)	(2,474)
Deposits by Banco Santander, S.A.	(14)	(30)	(15)
Deposits by other Banco Santander group undertakings	(4)	(4)	(7)
Other interest bearing financial liabilities	(1,345)	(1,371)	(660)

Total interest expense and similar charges	(2,798)	(3,731)	(3,156)

Net interest income	(101)	139	511

4. NET FEE AND COMMISSION INCOME

	Group
	2013 £m	2012 £m	2011 £m
Fee and commission income:
Commercial Products	107	119	115

Fee and commission expense:
Other fees paid	—	—	(2)

Net fee and commission income	107	119	113

5. NET TRADING AND OTHER INCOME

	Group
	2013 £m	2012 £m	2011 £m
Net trading and funding of other items by the trading book	353	344	254
Income on assets designated at fair value through profit or loss	40	545	223
Loss on liabilities designated at fair value through profit or loss	(139)	(180)	(105)
Gains /(losses) on derivatives managed with assets/liabilities held at fair value through profit or loss	155	(439)	(458)
Profit on sale of available for sale assets	45	7	—
Hedge ineffectiveness and other	(48)	27	40

	406	304	(46)

“Net trading and funding of other items by the trading book” includes fair value losses of £(58)m (2012: £(149)m, 2011: £(125)m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivative financial instruments section of the Accounting Policies. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These internal transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to £59m (2012: £150m, 2011: £127m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were £1m (2012: £1m, 2011: £2m).

130	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

6. ADMINISTRATION EXPENSES

	Group
	2013 £m	2012 £m	2011 £m
Staff costs:
Wages and salaries	101	111	119
Social security costs	13	15	14
Pensions costs:
- defined contribution plans	6	6	5
Other personnel costs	4	7	9

	124	139	147

Property and equipment expenses	7	7	5
Information technology expenses	44	44	43
Other administrative expenses	17	8	34

	192	198	229

7. DEPRECIATION AND AMORTISATION

	Group
	2013 £m	2012 £m	2011 £m
Depreciation of property, plant and equipment	3	3	3
Amortisation of intangible assets	—	—	4

	3	3	7

8. IMPAIRMENT LOSSES AND PROVISIONS

	Group
	2013 £m	2012 £m	2011 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 18)	31	9	54
Recoveries of loans and advances	—	—	—

	31	9	54

Provisions for other liabilities and charges:
- New and increased allowances (Note 33)	23	20	20

Total impairment losses and provisions charged to the income statement	54	29	74

9. AUDIT AND OTHER SERVICES

The fees for audit and other services payable to the Company’s auditor, Deloitte LLP, are analysed as follows:

	Group
	2013 £m	2012 £m	2011 £m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the ANTS group’s annual accounts	0.7	0.6	0.7
Fees payable to the Company’s auditor and its associates for other services to the ANTS group:
- The audit of the ANTS group’s subsidiaries	0.1	0.1	0.1

Total audit fees	0.8	0.7	0.8

Non-audit fees:
Audit-related assurance services	0.6	0.7	0.6

Total non-audit fees	0.6	0.7	0.6

Fees paid to Deloitte LLP and its associates for non-audit services to the ANTS group are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis. Audit-related assurance services relate to services performed in connection with securitisation and debt issuances.

No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration or corporate finance services were provided by the external auditor during these years. A framework for ensuring auditor’s independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments by the Board Audit Committee. Services provided by the Santander UK group’s external auditor are subject to approval by the Board Audit Committee. No services were provided pursuant to contingent fee arrangements.

Abbey National Treasury Services plc 2013 Annual Report	131

Financial Statements

Notes to the Financial Statements continued

10. DIRECTORS’ REMUNERATION AND INTERESTS

The aggregate remuneration received by the Directors of the ANTS group was:

	Group
	2013 £	2012 £	2011 £
Salaries and fees	678,267	640,914	638,567
Performance-related payments	663,355	858,387	865,293

Total remuneration excluding pension contributions	1,341,622	1,499,301	1,503,860
Pension contributions	21,775	79,889	75,298

	1,363,397	1,579,190	1,579,158

The aggregate emoluments above exclude emoluments received by Directors in respect of their primary duties as Directors or officers of Banco Santander, S.A. and Santander UK plc. Salaries and performance-related payments comprise payments to three (2012: three, 2011: three) Directors serving during the year.

The Company ensures that it is compliant with the mandatory deferral requirements of the FCA’s Remuneration Code for staff who meet the relevant criteria (“Code Staff”) and the amount of bonus to be deferred is based on the total variable pay received. The FCA Remuneration Code prescribes that at least 40% of variable pay must be made over a period of at least three years and, for staff earning more than £500,000 in variable remuneration, at least 60% of a bonus must be deferred over the same period.

All UK bonus awards in 2013 are subject to deferral principles that have been set at Banco Santander, S.A. group level. Such principles, as applied to the Company, are subject to ratification by the Santander UK Board Remuneration Oversight Committee and can be overridden by UK national requirements to meet any criteria set by the FCA or other regulator/law. However, the general deferral principles are as follows:

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

Remuneration of highest paid Director

The remuneration, excluding pension contributions, of the highest paid Director was £780,102 (2012: £1,045,170, 2011: £1,023,956) of which £521,255 (2012: £625,000, 2011: £625,000) was performance-related. In 2013, 2012 and 2011, no amounts were paid with respect to a defined contribution scheme on behalf of the highest paid director.

At 31 December 2013, 2012 and 2011, there was no accrued pension benefit for the highest paid Director and there was no lump sum accrued by the highest paid director. One Director will be receiving benefits under a defined benefit scheme (2012: one, 2011: two) and no Director (2012: nil, 2011: nil) will be receiving benefits under a defined contribution scheme.

Long-Term Incentive Plan

In 2013 no Directors were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan (‘LTIP’) (2012: Nil directors). Under the Santander LTIPs granted in previous years, certain Executive Directors, Key Management Personnel (as defined in Note 40) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. Further details can be found in Note 40.

11. TAXATION CHARGE

	Group
	2013 £m	2012 £m	2011 £m
Current tax:
UK corporation tax on profit for the year	18	42	63
Adjustments in respect of prior years	(29)	30	32

Total current tax	(11)	72	95

Deferred tax (Note 25)
Origination and reversal of temporary differences	4	4	9
Change in rate of UK corporation tax	2	1	1
Adjustments in respect of prior years	4	(9)	(1)

Total deferred tax	10	(4)	9

Tax on profit for the year	(1)	68	104

UK corporation tax is calculated at 23.25% (2012: 24.5%, 2011: 26.5%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 24% to 23% with effect from 1 April 2013. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

132	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

The Finance Act 2013, which provides for a reduction in the main rate of UK corporation tax to 21% effective from 1 April 2014 and 20% effective from 1 April 2015 was enacted on 17 July 2013. As the changes in rates were substantively enacted prior to 31 December 2013, it has been reflected in the deferred tax balance at 31 December 2013.

The effective tax rate for 2013, based on profit before tax, was (0.6)% (2012: 20.5%, 2011: 38.9%). The tax on the ANTS group’s profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2013 £m	2012 £m	2011 £m
Profit before tax	163	332	268

Tax calculated at a tax rate of 23.25% (2012: 24.5%, 2011: 26.5%)	38	81	71
Non-taxable dividend income	(3)	(3)	(3)
Non-deductible UK Bank Levy	5	5	5
Other non-equalised items (including index-linked gilts)	(15)	(29)	(1)
Utilisation of capital losses for which credit not previously recognised	(3)	(8)	—
Effect of change in tax rate on deferred tax provision	2	1	1
Adjustment in respect of prior year provisions	(25)	21	31

Tax expense	(1)	68	104

In addition to the corporation tax expense charged to profit or loss, tax of £12m (2012: £1m, 2011: £nil) has been charged in other comprehensive income in the year, as follows:

2013		Group
		Before tax amount £m	Total tax £m	After tax amount £m
Net gains/(losses) on cash flow hedging		(18)	4	(14)
Movements in available-for-sale securities:	- Gains due to changes in fair value	10	(2)	8
	- Gains transferred to profit or loss on sale	(45)	10	(35)

Other comprehensive income		(53)	12	(41)

2012		Group
		Before tax amount £m	Total tax £m	After tax amount £m
Movements in available-for-sale securities:
	- Gains due to changes in fair value	5	(1)	4

Other comprehensive income		5	(1)	4

Further information about deferred tax is presented in Note 25.

12. PROFIT AFTER TAX OF THE COMPANY

The profit after tax of the Company attributable to the shareholders was £241m (2012: £226m, 2011: £222m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s individual income statement has not been presented.

13. CASH AND BALANCES AT CENTRAL BANKS

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Balances with central banks	4,911	388	4,911	388

Balances with central banks above represent amounts held at the Bank of England and the US Federal Reserve as part of the Santander UK group’s liquidity management activities. This is described further in the Risk Management Report. In addition, it includes certain minimum cash balances held for regulatory purposes required to be maintained with the Bank of England. At 31 December 2013, these amounted to £37m (2012: £23m) for the ANTS group and £37m (2012: £23m) for the Company.

Abbey National Treasury Services plc 2013 Annual Report	133

Financial Statements

Notes to the Financial Statements continued

14. TRADING ASSETS

		Group		Company
		2013 £m	2012 £m	2013 £m	2012 £m
Loans and advances to banks	- securities purchased under resale agreements	4,219	7,245	4,219	7,245
	- other(1)	5,107	2,743	5,107	2,743
Loans and advances to customers	- securities purchased under resale agreements	4,210	7,463	4,210	7,463
	- other(2)	192	89	192	88
Debt securities		7,859	4,494	7,859	4,494
Equity securities		310	464	310	122

		21,897	22,498	21,897	22,155

(1)	Comprises short-term loans of £1m (2012: £2m) and cash collateral of £5,106m (2012: £2,741m).
(2)	Comprises short-term loans

Debt securities can be analysed by type of issuer as follows:

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Issued by public bodies:
- Government securities	6,631	3,917	6,631	3,917
Issued by other issuers:
- Bank and building society certificates of deposit: Other	—	13	—	13
- Fixed and floating rate notes(1): Government guaranteed	1,081	426	1,081	426
- Fixed and floating rate notes(1): Other	147	138	147	138

	7,859	4,494	7,859	4,494

(1)	The FRNs are rated 24% AAA, 66% AA, 5% A, 5% BBB and below (2012: 75% AAA, 3% AA, 15% A, 7% BBB and below).

Debt securities and equity securities can be analysed by listing status as follows:

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Debt securities:
- Listed in the UK	1,489	2,145	1,489	2,145
- Listed elsewhere	1,582	687	1,582	687
- Unlisted(1)	4,788	1,662	4,788	1,662

	7,859	4,494	7,859	4,494

Equity securities:
- Listed in the UK	248	372	248	34
- Listed elsewhere	62	92	62	88

	310	464	310	122

(1)	These largely represent Japanese Treasury bonds for which there is no financial listing.

Included in the above balances are amounts owed to the ANTS group by Banco Santander, S.A. of £80m (2012: £206m), fellow subsidiaries of Banco Santander, S.A. of £32m (2012: £nil), Santander UK plc of £nil (2012: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2012: £nil) respectively.

134	Abbey National Treasury Services plc 2013 Annual Report

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

a) Use of derivatives

The ANTS group transacts derivatives for four primary purposes:

•	to create risk management solutions for customers;

•	to manage the portfolio risks arising from customer business;

•	to manage and hedge the ANTS group’s own risks; and

•	to generate profits through sales activities.

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

•

non-qualifying hedging derivatives (known as “economic hedges”), whose terms match other on-balance sheet instruments but do not meet the technical criteria for hedge accounting, or which use natural offsets within other on-balance sheet instruments containing the same risk features as part of an integrated approach to risk management, and hence do not require the application of hedge accounting to achieve a reduction in income statement volatility;

•

derivatives managed in conjunction with financial instruments designated at fair value (known as the “fair value option”). The fair value option is described more fully in the Accounting Policy “Financial assets” and Notes 16 and 30. The ANTS group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the ANTS group associated with complying with the detailed hedge accounting requirements of IAS 39;

•

derivatives that do not meet the qualifying criteria for hedge accounting, including ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness; and

•	derivative contracts that represent the closing-out of existing positions through the use of matching deals.

The following table summarises the activities undertaken, the related risks associated with such activities and the types of derivatives used in managing such risks. These risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

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

All derivatives are required to be held at fair value through profit or loss, and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair values of derivatives are derived is set out in Note 41. This is described in more detail in the accounting policies “Derivative financial instruments” and “Hedge accounting” on pages 122 and 123. Derivative assets and liabilities on

Abbey National Treasury Services plc 2013 Annual Report	135

Financial Statements

Notes to the Financial Statements continued

different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off or netting exists and the cash flows are intended to be settled on a net basis.

b) Trading derivatives

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

Commercial Banking deals with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Markets. Markets is responsible for implementing ANTS group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

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

c) Hedging derivatives

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

The accounting for these derivatives is described in the accounting policy “Hedge accounting” in Note 1. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.

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

The fair values of derivative instruments classified as held for trading and hedging purposes are set out in the following tables. The tables show the contract or underlying principal amounts, and positive and negative fair values of derivatives analysed by contract. The contract/notional amounts of derivatives indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent actual exposures. The fair values represent the price that would be received to sell the derivative asset or paid to transfer the derivative liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions.

As described above, derivatives classified as held for trading consist of those used in sales and trading activities, and those used for risk management purposes, either for which the ANTS group does not elect to claim hedge accounting or which do not meet the qualifying criteria for hedge accounting. Derivatives classified as held for hedging in the table below consist of those that have been designated as in a hedging relationship in accordance with IAS 39.

	Group
2013 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	131,609	2,553	3,321
- Foreign exchange swaps, options and forwards	40,131	1,110	393

	171,740	3,663	3,714

Interest rate contracts:
- Interest rate swaps	622,441	12,647	11,646
- Caps, floors and swaptions	56,239	1,910	1,878
- Futures (exchange traded)	31,137	11	30
- Forward rate agreements	29,379	1	1

	739,196	14,569	13,555

Equity and credit contracts:
- Equity index swaps and similar products	33,430	2,333	3,010
- Equity index options (exchange traded)	13,115	311	1
- Credit default swaps and similar products	158	32	3

	46,703	2,676	3,014

Commodity contracts:
- OTC swaps	54	2	2

	54	2	2

Total derivative assets and liabilities held for trading	957,693	20,910	20,285

136	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Group
2013 Derivatives held for hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	2,545	3	190
Interest rate contracts:
- Interest rate swaps	86,079	612	960

	88,624	615	1,150

Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	2,068	22	56
Interest rate contracts:
- Interest rate swaps	2,079	3	5

	4,147	25	61

Total derivative assets and liabilities held for hedging	92,771	640	1,211

Total recognised derivative assets and liabilities	1,050,464	21,550	21,496

	Group
2012 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	120,339	2,768	3,613
- Foreign exchange swaps, options and forwards	19,093	928	620

	139,432	3,696	4,233

Interest rate contracts:
- Interest rate swaps	572,558	24,044	22,559
- Caps, floors and swaptions	61,904	3,582	3,612
- Futures (exchange traded)	19,273	54	31
- Forward rate agreements	123,132	9	13

	776,867	27,689	26,215

Equity and credit contracts:
- Equity index swaps and similar products	44,083	1,292	1,945
- Equity index options (exchange traded)	29,652	152	86
- Credit default swaps and similar products	381	37	7

	74,116	1,481	2,038

Commodity contracts:
- OTC swaps	227	7	7

	227	7	7

Total derivative assets and liabilities held for trading	990,642	32,873	32,493

	Group
2012 Derivatives held for hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	4,270	—	319
Interest rate contracts:
- Interest rate swaps	67,111	403	1,276

	71,381	403	1,595

Total derivative assets and liabilities held for hedging	71,381	403	1,595

Total recognised derivative assets and liabilities	1,062,023	33,276	34,088

	Company
2013 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	131,609	2,553	3,321
- Foreign exchange swaps, options and forwards	40,131	1,110	393

	171,740	3,663	3,714

Interest rate contracts:
- Interest rate swaps	622,441	12,647	11,646
- Caps, floors and swaptions	56,239	1,910	1,878
- Futures (exchange traded)	31,137	11	30
- Forward rate agreements	29,379	1	1

	739,196	14,569	13,555

Equity and credit contracts:
- Equity index swaps and similar products	33,430	2,333	3,010
- Equity index options (exchange traded)	13,115	311	1
- Credit default swaps and similar products	158	32	3

	46,703	2,676	3,014

Commodity contracts:
- OTC swaps	54	2	2

	54	2	2

Total derivative assets and liabilities held for trading	957,693	20,910	20,285

Abbey National Treasury Services plc 2013 Annual Report	137

Financial Statements

Notes to the Financial Statements continued

	Company
2013 Derivatives held for hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	2,545	3	190
Interest rate contracts:
- Interest rate swaps	86,079	612	960

	88,624	615	1,150

Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	2,068	22	56
Interest rate contracts:
- Interest rate swaps	2,079	3	5

	4,147	25	61

Total derivative assets and liabilities held for hedging	92,771	640	1,211

Total recognised derivative assets and liabilities	1,050,464	21,550	21,496

	Company
2012 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	120,339	2,769	3,613
- Foreign exchange swaps, options and forwards	19,093	927	620

	139,432	3,696	4,233

Interest rate contracts:
- Interest rate swaps	572,558	24,059	22,559
- Caps, floors and swaptions	61,904	3,582	3,612
- Futures (exchange traded)	19,273	54	31
- Forward rate agreements	123,132	9	13

	776,867	27,704	26,215

Equity and credit contracts:
- Equity index swaps and similar products	44,383	1,313	1,945
- Equity index options (exchange traded)	29,652	152	86
- Credit default swaps and similar products	381	37	7

	74,416	1,502	2,038

Commodity contracts:
- swaps	227	7	7

	227	7	7

Total derivative assets and liabilities held for trading	990,942	32,909	32,493

	Company
2012 Derivatives held for hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	4,270	—	320
Interest rate contracts:
- Interest rate swaps	67,111	403	1,275

	71,381	403	1,595

Total derivative assets and liabilities held for fair value hedging	71,381	403	1,595

Total recognised derivative assets and liabilities	1,062,323	33,312	34,088

Included in the above balances are amounts owed to the ANTS group by Banco Santander, S.A. of £2,053m (2012: £2,025m), fellow subsidiaries of Banco Santander, S.A. of £165m (2012: £169m), Santander UK plc of £1,617m (2012: £1,899m), and subsidiaries of Santander UK group outside the ANTS group of £1,198m (2012: £2,814m) respectively and amounts owed by the ANTS group to Banco Santander, S.A. of £1,932m (2012: £1,914m), fellow subsidiaries of Banco Santander, S.A. of £882m (2012: £1,356m), Santander UK plc of £2,047m (2012: £4,094m) and subsidiaries of Santander UK group outside the ANTS group of £192m (2012: £117m). The net exposures after collateral to the Banco Santander, S.A. and fellow subsidiaries of Banco Santander, S.A. outside the ANTS group at 31 December 2013 amounted to £520m (2012: £137m) and £nil (2012: £3,697m) respectively.

In addition, in the ordinary course of business, the ANTS group entered into long-term interest rate contracts as economic hedges with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2013 was £34m (2012: £50m).

138	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

	2013 £m	2012 £m	2011 £m
Fair value hedging:
- Gains on hedging instruments	483	(100)	(36)
- Losses on hedged items attributable to hedged risks	(522)	169	31

Fair value hedging ineffectiveness	(39)	69	(5)
Cash flow hedging ineffectiveness	1	—	—

	(38)	69	(5)

The ANTS group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with covered bond issuances, and subordinated and senior debt securities in issue. The gains/(losses) arising on these assets and liabilities are presented in the table above on a combined basis.

Hedged cash flows

The following tables show when the ANTS group’s hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

	Up to 1 year	1—2 years	2—3 years	3—4 years	4—5 years	5—10 years	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	43	54	75	93	67	90	422
Forecast payable cash flows	(50)	(50)	(50)	(49)	(1,490)	(660)	(2,349)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	43	54	75	93	63	87	415
Forecast payable cash flows	(50)	(50)	(50)	(49)	(1,470)	(652)	(2,321)

There were no hedging instruments designated as cash flow hedges during the years ended 31 December 2012 and 2011. There were no transactions for which cash flow hedge accounting had to be ceased during the year ended 31 December 2013 as a result of the highly probable cash flows no longer being expected to occur.

Gains and losses transferred from the cash flow hedging reserve in the current year to net interest income was a £13m gain (2012: £nil, 2011: £nil) and net trading and other income was a £63m loss (2012: £nil, 2011: £nil).

16. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Loans and advances to customers	2,218	3,203	2,218	3,203
Debt securities	316	328	316	328

	2,534	3,531	2,534	3,531

Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis, or where the assets are managed and their performance evaluated on a fair value basis.

The following assets have been designated at fair value through profit or loss:

•	Loans and advances to customers, representing loans secured on residential property to housing associations of £2,167m (2012: £3,142m) and other loans of £51m (2012: £61m).

•

Loans secured on residential property to housing associations of £2,167m (2012: £3,142m) which, at the date of their origination, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Since 2009, the ANTS group’s policy has been not to designate similar new loans at fair value through profit or loss.

•

Other loans of £51m (2012: £61m), representing a portfolio of roll-up mortgages, are managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

•	Debt securities, representing holdings of asset-backed securities of £316m (2012: £328m):

•

Mortgage-backed securities of £229m (2012: £250m) and other asset backed debt securities of £29m (2012: £31m) are managed and their performance evaluated on a fair value basis in accordance with a documented strategy, and information about them is provided on that basis to management.

•

Other asset-backed securities of £58m (2012: £47m) which were issued by Banco Santander entities in Spain. At the date of their acquisition, they were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Almost all of these securities are now managed on an accrual basis, but are not eligible for reclassification under IAS 39.

Included in the above balances are amounts owed to the ANTS group by Banco Santander, S.A. of £nil (2012: £nil), fellow subsidiaries of Banco Santander, S.A. of £56m (2012: £47m), Santander UK plc of £nil (2012: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2012: £nil) respectively.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was £2,176m (2012: £3,203m) for the ANTS group and £2,176m (2012: £3,203m) for the Company. The maximum exposure was mitigated

Abbey National Treasury Services plc 2013 Annual Report	139

Financial Statements

Notes to the Financial Statements continued

by the ANTS group having a charge over residential properties in respect of lending to housing associations amounting to £2,265m (2012: £3,343m) for the ANTS group and £2,265m (2012: £3,343m) for the Company.

The net movement during the year attributable to changes in credit risk for loans and advances designated at fair value was £98m (2012: net loss of £182m, 2011: net loss £307m) for the ANTS group. The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2013 was £258m (2012: net loss of £356m, 2011: net loss of £538m).

Debt securities can be analysed by type of issuer as follows:

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Mortgage-backed securities	229	250	229	250
Other asset-backed securities	87	78	87	78

	316	328	316	328

Debt securities can be analysed by listing status as follows:

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Listed in the UK	218	237	218	237
Listed elsewhere	88	80	88	80
Unlisted(1)	10	11	10	11

	316	328	316	328

(1)	Comprises Social Housing.

Asset-backed securities can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2013				31 December 2012				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2013	2012
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
MBS	171	218	218	127	171	238	238	139	2	8

	171	218	218	127	171	238	238	139	2	8

US
MBS	7	10	10	143	8	11	11	138	—	4

	7	10	10	143	8	11	11	138	—	4

Rest of Europe
ABS	96	87	87	91	98	78	78	80	(13)	(13)
MBS	1	1	1	100	1	1	1	100	—	—

	97	88	88	91	99	79	79	80	(13)	(13)

Total	275	316	316	115	278	328	328	118	(11)	(1)

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2013				31 December 2012				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2013	2012
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
ABS	—	—	—	—	—	—	—	—	—	—
MBS	157	203	203	129	159	222	222	140	1	10

	157	203	203	129	159	222	222	140	1	10

AA+
ABS	—	—	—	—	—	—	—	—	—	—

	—	—	—	—	—	—	—	—	—	—

AA
ABS	54	51	51	94	54	49	49	91	(4)	(15)
MBS	20	24	24	120	20	27	27	135	1	2

	74	75	75	101	74	76	76	103	(3)	(13)

A
ABS	40	34	34	85	42	28	28	67	(9)	2
MBS	1	1	1	100	1	1	1	100	—	—

	41	35	35	85	43	29	29	67	(9)	2

BBB
ABS	2	2	2	100	2	1	1	50	—	—
MBS	1	1	1	100	—	—	—	—	—

	3	3	3	100	2	1	1	50	—	—

Below BBB
MBS	—	—	—	—	—	—	—	—	—	—

Total	275	316	316	115	278	328	328	118	(11)	(1)

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

140	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

17. LOANS AND ADVANCES TO BANKS

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Placements with other banks - securities purchased under resale agreements	273	—	273	—
- other	1,257	1,290	1,253	1,285
Amounts due from Santander UK group undertakings - securities purchased under resale agreements	468	566	468	564
- other	111,601	104,893	111,598	104,886
Amounts due from Banco Santander - securities purchased under resale agreements	50	233	50	233
- other	—	4	—	4

	113,649	106,986	113,642	106,972

Almost all of the ANTS group’s loans and advances to banks are transactions with other Santander UK group companies in the ordinary course of business. ANTS provides treasury, corporate and wholesale banking services to the wider Santander UK group. The ANTS group is also the treasury support function for the Santander UK group.

During the year, no impairment losses were incurred (2012: £nil). Loans and advances to banks are repayable as follows:

	Group		Company
Repayable:	2013 £m	2012 £m	2013 £m	2012 £m
On demand	28,927	28,177	28,920	28,163
In not more than 3 months	51,090	39,887	51,090	39,887
In more than 3 months but not more than 1 year	13,455	12,704	13,455	12,704
In more than 1 year but not more than 5 years	9,485	24,040	9,485	24,040
In more than 5 years	10,692	2,178	10,692	2,178

	113,649	106,986	113,642	106,972

Loans and advances to banks can be analysed by the geographical location of the issuer or counterparty as follows:

	Group
Country	2013 £m	2012 £m
UK	112,907	105,466
Spain	54	237
France	62	13
Rest of Europe	99	—
US	527	1,237
Rest of world	—	33

Total	113,649	106,986

Loans and advances to banks can be analysed by the credit rating of the issuer or counterparty as follows:

	Group
Credit rating(1)	2013 £m	2012 £m
AAA	—	5
AA	133	—
AA-	361	203
A+	2	30
A	112,066	105,614
A-	953	897
BBB	134	—
BB+	—	237

Total	113,649	106,986

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Abbey National Treasury Services plc 2013 Annual Report	141

Financial Statements

Notes to the Financial Statements continued

18. LOANS AND ADVANCES TO CUSTOMERS

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Amounts due from Santander UK group undertakings	27,477	32,368	27,492	32,482
Amounts due from Banco Santander group undertakings	153	5	153	5
Other loans and advances	13,541	12,489	13,536	12,483

Loans and advances to customers	41,171	44,862	41,181	44,970
Less: impairment loss allowances	(63)	(112)	(63)	(112)

Loans and advances to customers, net of impairment loss allowances	41,108	44,750	41,118	44,858

	Group		Company
Repayable:	2013 £m	2012 £m	2013 £m	2012 £m
On demand	1	71	10	122
In no more than 3 months	2,923	7,377	2,926	7,434
In more than 3 months but not more than 1 year	4,364	2,751	4,362	2,750
In more than 1 year but not more than 5 years	18,072	16,973	18,070	16,968
In more than 5 years	15,811	17,690	15,813	17,696

Loans and advances to customers	41,171	44,862	41,181	44,970
Less: impairment loss allowance	(63)	(112)	(63)	(112)

Loans and advances to customers, net of impairment loss allowances	41,108	44,750	41,118	44,858

The loans and advances to customers in the above table have the following interest rate structure:

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Fixed rate	23,243	25,803	23,258	25,918
Variable rate	17,928	19,059	17,923	19,052
Less: impairment loss allowances	(63)	(112)	(63)	(112)

	41,108	44,750	41,118	44,858

Movement in impairment loss allowances:

	Group
	2013 £m	2012 £m	2011 £m
At 1 January:
- Observed	110	97	79
- Incurred but not yet observed	2	33	29

	112	130	108

Charge/(release) to the income statement:
- Observed	31	40	50
- Individual	37	32	50
- Collective	(6)	8	—
- Incurred but not yet observed	—	(31)	4

	31	9	54

Write offs:
- Observed	(80)	(27)	(32)
- Incurred but not yet observed	—	—	—

	(80)	(27)	(32)

At 31 December:
- Observed	61	110	97
- Incurred but not yet observed	2	2	33

	63	112	130

	Company
	2013 £m	2012 £m	2011 £m
At 1 January	112	130	108
Charge to the income statement	31	9	54
Write offs	(80)	(27)	(32)

At 31 December	63	112	130

142	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

19. LOANS AND RECEIVABLE SECURITIES

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Asset-backed securities	128	162	128	162

These asset-backed securities were acquired as part of an alignment of portfolios across the Banco Santander group in 2010 and are being run down. Detailed analysis of these securities is set out below.

Asset-backed securities can be analysed by the geographic location of the issuer or counterparty as follows:

	31 December 2013				31 December 2012				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2013	2012
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
MBS	5	5	5	100	5	5	5	100	—	—

	5	5	5	100	5	5	5	100	—	—

US
ABS	23	18	19	83	27	21	21	78	—	1

	23	18	19	83	27	21	21	78	—	1

Rest of Europe
ABS	—	—	—	—	2	2	2	100	—	—
MBS	102	97	96	94	131	125	125	95	2	4

	102	97	96	94	133	127	127	95	2	4

Rest of world
ABS	9	8	6	67	10	9	9	90	—	1

	9	8	6	67	10	9	9	90	—	1

Total	139	128	126	91	175	162	162	93	2	6

(1)	For details, see “Country Risk Exposures” in the Risk Management Report.

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2013				31 December 2012				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2013	2012
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
ABS	1	1	1	100	4	4	4	100	—	—
MBS	78	74	75	96	120	115	115	96	1	3

	79	75	76	96	124	119	119	96	1	3

AA+
ABS	—	—	—	—	2	2	2	100	—	—

	—	—	—	—	2	2	2	100	—	—

AA
MBS	17	16	14	82	16	15	15	94	1	1

	17	16	14	82	16	15	15	94	1	1

A
ABS	12	10	10	83	15	13	13	87	—	1
MBS	12	12	12	100	—	—	—	—	—	—

	24	22	22	92	15	13	13	87	—	1

Below BBB
ABS	19	15	14	74	18	13	13	72	—	1

	19	15	14	74	18	13	13	72	—	1

Total	139	128	126	91	175	162	162	93	2	6

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Asset-backed securities above include the following:

•	ALT-A US asset-backed securities - the ANTS group holds no ALT-A US asset-backed securities.

•

Monoline insurer exposures - the ANTS group has a £30m (2012: £30m) exposure to corporate bonds and securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as secondary sources of repayment.

Abbey National Treasury Services plc 2013 Annual Report	143

Financial Statements

Notes to the Financial Statements continued

20. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

The ANTS group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

•

Full derecognition occurs when the ANTS group transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, and transfers substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks.

•

Partial derecognition occurs when the ANTS group sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of the ANTS group’s continuing involvement. There are no assets subject to partial derecognition.

Financial assets that do not qualify for derecognition consist of (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and (iii) loans that have been securitised under arrangements by which the ANTS group retains a continuing involvement in such transferred assets.

As the substance of the sale and repurchase and securities lending transactions is secured borrowings, the asset collateral continues to be recognised in full and the related liability reflecting the ANTS group’s obligation to repurchase the transferred assets for a fixed price at a future date is recognised in deposits from banks or customers, as appropriate. As a result of these transactions, the ANTS group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The ANTS group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group
	2013 £m	2013 £m	2012 £m	2012 £m
Nature of transaction	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities
Sale and repurchase agreements	879	807	1,293	1,372
Securities lending agreements	5,196	5,144	2,422	2,603

	6,075	5,951	3,715	3,975

21. AVAILABLE-FOR-SALE SECURITIES

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Debt securities	2,962	5,113	2,962	5,113

Debt securities can be analysed by listing status as follows:

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Listed in the UK	2,664	3,844	2,664	3,844
Listed elsewhere	298	623	298	623
Unlisted	—	646	—	646

	2,962	5,113	2,962	5,113

Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

	Group
2013	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Issued by public bodies:
- UK Government	—	—	—	—	—	—	—	2,284	380	2,664
- Other OECD	—	—	—	—	—	—	—	201	97	298

	—	—	—	—	—	—	—	2,485	477	2,962

Weighted average yield %	—	—	—	—	—	—	—	1.96%	2.2%	2%

	Group
2012	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Issued by public bodies:
- UK Government	—	—	—	—	995	—	—	2,849	—	3,844
- Other OECD	—	—	—	149	756	—	—	—	364	1,269

	—	—	—	149	1,751	—	—	2,849	364	5,113

Weighted average yield %	—	—	—	—	0.8%	—	—	1.08%	0.24%	2.12%

144	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

The movement in available-for-sale securities can be summarised as follows:

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
At 1 January	5,113	—	5,113	—
Additions	1,227	5,990	1,227	5,990
Redemptions and maturities	(3,343)	(869)	(3,343)	(869)
Amortisation of discount	(45)	—	(45)	—
Exchange adjustments	—	(13)	—	(13)
Movement in fair value	10	5	10	5

At 31 December	2,962	5,113	2,962	5,113

22. INTERESTS IN OTHER ENTITIES

Interests in subsidiaries are held at cost subject to impairment. The movement in interests in subsidiaries was as follows:

	Company
	Cost £m	Impairment £m	Net book value £m
At 1 January 2013	2,205	(21)	2,184
Additions	166	—	166
Disposal	(1,018)	—	(1,018)
Capital reduction of subsidiaries	(1,286)	—	(1,286)

At 31 December 2013	67	(21)	46

	Company
	Cost £m	Impairment £m	Net book value £m
At 1 January 2012	2,213	(26)	2,187
Reversal	—	5	5
Capital reduction of subsidiaries	(8)	—	(8)

At 31 December 2012	2,205	(21)	2,184

In 2013 and 2012, the movements on interests in subsidiaries principally represented changes in the capital invested in certain subsidiaries as a result of an internal reorganisation within the ANTS group. In addition, in December 2013, ANTS entered into a share sale agreement with its parent company, Santander UK plc and sold 100% of the issued share capital of Abbey National Treasury Services Overseas Holdings.

Principal subsidiaries

The principal subsidiary of the Company that comprises a related undertaking under the UK Companies Act 2006 (and so excludes certain securitisation companies) at 31 December 2013 is Abbey National North America LLC, which is indirectly held through subsidiary companies, and is unlisted. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 410(2) of the UK Companies Act 2006, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the ANTS group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 410(3) (b) of the UK Companies Act 2006. Abbey National North America LLC is included in the Consolidated Financial Statements. All companies operate principally in their country of incorporation or registration. The Company also has branch offices in the US and the Cayman Islands. Due to the internal reorganisation within the ANTS group as mentioned above, Abbey National Treasury Services Investments Limited, Abbey National (Holdings) Limited, Abbey National American Investments Limited and Abbey National Treasury Investments are no longer considered principal subsidiaries of the ANTS group.

Interests in unconsolidated structured entities

Structured entities sponsored by the ANTS group

The ANTS group also has interests in structured entities which it sponsors but does not control. The ANTS group considers itself a sponsor of a structured entity when it facilitates the establishment of the structured entity. Other than as set out below, no significant judgements were required with respect to control or significant influence.

The only structured entities sponsored but not consolidated by the ANTS group are structured entities which issue shares that back retail structured products. At 31 December 2013, the total value of products issued by these entities was £11m (2012: £25m). The ANTS group’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products. The maximum exposure to the structured entities sponsored but not consolidated by the ANTS group consists of trading assets (Repurchases held by the ANTS group) of £9m (2012: £10m). The ANTS group holds no interest in these vehicles, nor does it have any control over or exposure to the variable returns, and therefore these entities have not been consolidated.

Abbey National Treasury Services plc 2013 Annual Report	145

Financial Statements

Notes to the Financial Statements continued

Structured entities not sponsored by the ANTS group

The ANTS group also has interests in structured entities which it does not sponsor or control. These largely consist of holdings of mortgage and other asset-backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. Details of these securities are set out in Note 16 ‘Financial assets designated at fair value’ and Note 19 ‘Loans and receivables securities’. Management has concluded that the ANTS group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

23. INTANGIBLE ASSETS

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Cost
At 1 January	24	26	8	10
Additions	1	6	1	6
Disposals	—	(8)	—	(8)

At 31 December	25	24	9	8

Accumulated amortisation / depreciation
At 1 January	17	23	1	7
Disposals	—	(6)	—	(6)

31 December	17	17	1	1

Net book value	8	7	8	7

The intangible assets of the ANTS group and the Company consist of computer software.

24. PROPERTY, PLANT AND EQUIPMENT

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost
At 1 January 2013	1	24	61	86
Additions	—	3	—	3

At 31 December 2013	1	27	61	89

Accumulated depreciation
At 1 January 2013	1	19	60	80
Charge for the year	—	3	—	3

At 31 December 2013	1	22	60	83

Net book value	—	5	1	6

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost
At 1 January 2012	1	20	61	82
Additions	—	4	—	4

At 31 December 2012	1	24	61	86

Accumulated depreciation
At 1 January 2012	1	16	60	77
Charge for the year	—	3	—	3

At 31 December 2012	1	19	60	80

Net book value	—	5	1	6

146	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Company
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost
At 1 January 2013	—	21	60	81
Additions	—	3	—	3

At 31 December 2013	—	24	60	84

Accumulated depreciation
At 1 January 2013	—	16	59	75
Charge for the year	—	3	—	3

At 31 December 2013	—	19	59	78

Net book value	—	5	1	6

	Company
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost
At 1 January 2012	—	18	60	78
Additions	—	3	—	3

At 31 December 2012	—	21	60	81

Accumulated depreciation
At 1 January 2012	—	14	59	73
Charge for the year	—	2	—	2

At 31 December 2012	—	16	59	75

Net book value	—	5	1	6

At 31 December 2013 and 2012, there was no capital expenditure contracted, but not provided for in respect of property, plant and equipment.

25. DEFERRED TAX

Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised.

The movement on the deferred tax account was as follows:

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
At 1 January	20	17	20	17
Income statement credit /(charge)	(10)	4	(10)	3
(Charged)/credited to other comprehensive income:
- available-for-sale financial assets	1	(1)	1	—
- cash flow hedges	4	—	4	—

At 31 December	15	20	15	20

Deferred tax assets and liabilities are attributable to the following items:

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Deferred tax assets/ (liabilities)
Accelerated book depreciation	1	1	1	1
IFRS transitional adjustments	3	5	3	5
Other temporary differences	11	14	11	14

	15	20	15	20

The deferred tax assets scheduled above have been recognised in both the Company and the ANTS group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse.

The deferred tax (credit)/charge in the income statement comprises the following temporary differences:

	Group
	2013 £m	2012 £m	2011 £m
Accelerated tax depreciation	—	1	—
IFRS transitional adjustments	2	2	4
Other temporary differences	8	(7)	5

	10	(4)	9

At 31 December 2013, the ANTS group had UK capital losses carried forward of £nil (2012: £23m). These losses are available for offset against future UK chargeable gains and under current UK tax legislation do not time expire. No deferred tax asset has been recognised in respect of these capital losses on the basis that future capital gains required to utilise the losses are not considered probable.

Abbey National Treasury Services plc 2013 Annual Report	147

Financial Statements

Notes to the Financial Statements continued

26. OTHER ASSETS

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Trade and other receivables	180	4	180	4

Included in the above balances are amounts due to the ANTS group by Banco Santander, S.A. of £2m (2012: £2m), fellow subsidiaries of Banco Santander, S.A. of £11m (2012: £nil), Santander UK plc of £89m (2012: £nil) and subsidiaries of Santander UK group outside the ANTS group of £69m (2012: £nil) respectively.

27. DEPOSITS BY BANKS

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Amounts due to Santander UK subsidiaries	115,986	109,306	115,985	109,306
Securities sold under agreements to repurchase	4,164	4,799	4,164	4,799
Amounts due to Banco Santander, S.A. - securities sold under repurchase agreements	49	140	49	140
- Other	7	—	7	—
Time and demand deposits	492	290	492	290

Total deposits by banks	120,698	114,535	120,697	114,535

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Repayable:
On demand	17,921	6,360	17,921	6,360
In not more than 3 months	14,741	25,055	14,741	25,055
In more than 3 months but not more than 1 year	30,001	24,621	30,001	24,621
In more than 1 year but not more than 5 years	38,627	39,178	38,626	39,178
In more than 5 years	19,408	19,321	19,408	19,321

	120,698	114,535	120,697	114,535

28. DEPOSITS BY CUSTOMERS

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Amounts due to Santander UK subsidiaries	2,317	1,697	5,510	6,047
Amounts due to fellow Banco Santander subsidiaries (not Banco Santander, S.A.)	—	165	—	165
Securities sold under repurchase agreements	418	406	418	406
Wholesale funds and deposits(1)	5,045	3,981	5,045	3,981

	7,780	6,249	10,973	10,599

Repayable:
On demand	134	145	149	254
In no more than 3 months	2,292	551	4,601	2,643
In more than 3 months but no more than 1 year	2,120	1,016	2,989	1,314
In more than 1 year but no more than 5 years	2,279	3,484	2,279	5,335
In more than 5 years	955	1,053	955	1,053

	7,780	6,249	10,973	10,599

(1)

Consists of equity index-linked deposits of £2,962m (2012: £3,981m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £2,962m and £121m, respectively (2012: £3,981m and £224m, respectively).

Wholesale funds and deposits are interest bearing.

148	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

29. TRADING LIABILITIES

		Group		Company
		2013 £m	2012 £m	2013 £m	2012 £m
Deposits by banks	- securities sold under repurchase agreements	7,793	6,833	7,793	6,833
	- other(1)	3,496	2,909	3,496	2,909
Deposits by customers	- securities sold under repurchase agreements	6,329	4,847	6,329	4,847
	- other(2)	740	2,401	740	2,401
Short positions in securities and unsettled trades		2,917	4,119	2,917	4,119

		21,275	21,109	21,275	21,109

(1)	Comprises cash collateral of £1,841m (2012: £2,269m) and short-term deposits of £1,655m (2012: £640m).
(2)

Comprises short-term deposits of £681m (2012: £1,702m) and equity index-linked deposits of £59m (2012: £699m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £127m and £17m, respectively (2012: £559m and £109m, respectively).

Included in the above balances are amounts owed by the ANTS group to Banco Santander, S.A. of £193m (2012: £180m), fellow subsidiaries of Banco Santander, S.A. of £13m (2012: £45m), Santander UK plc of £nil (2012: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2012: £nil) respectively.

30. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Debt securities in issue:
- US$10bn Euro Commercial Paper Programme	865	1,403	865	1,403
- US$20bn Euro Medium Term Note Programme	591	655	591	655
- Euro 10bn Note, Certificate and Warrant Programme	1,832	1,740	1,832	1,740
Warrants	119	204	119	204

	3,407	4,002	3,407	4,002

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

Gains and losses arising from changes in the credit spread of liabilities issued by the ANTS group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the ANTS group’s own credit risk on the above debt securities in issue was £13m (2012: net loss of £86m, 2011: net gain of £64m). The cumulative net loss attributable to changes in the ANTS group’s own credit risk on the above debt securities in issue at 31 December 2013 was £6m (2012: cumulative net gain £7m).

The amount that would be required to be contractually paid at maturity of the debt securities in issue above is £216m (2012: £531m) higher than the carrying value.

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

The maximum aggregate nominal amount of all notes outstanding under the programme may not exceed US$20bn (or its equivalent in other currencies) subject to any modifications in accordance with the terms of the programme agreement. Notes may be issued in bearer or registered form and can be listed on the London Stock Exchange or any other stock exchange(s) as agreed.

Abbey National Treasury Services plc 2013 Annual Report	149

Financial Statements

Notes to the Financial Statements continued

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

The Omnibus Programme provides for the issuance of commodity linked N&C Securities, credit-linked N&C Securities, currency-linked Securities, equity-linked Securities, equity index-linked Securities, fixed rate N&C Securities, floating rate N&C Securities, fund-linked Securities, inflation-linked Securities, property-linked Securities, zero-coupon/discount N&C Securities and any other structured Securities as agreed between the Company and the relevant dealers. Securities issued under the Omnibus Programme are governed by English law.

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

31. DEBT SECURITIES IN ISSUE

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Euro 35bn Global Covered Bond Programme	17,422	20,576	17,422	20,576
US$20bn Euro Medium Term Note Programme (see Note 30)	7,690	6,396	7,690	6,396
US$20bn Commercial Paper Programme	3,131	2,289	—	—
Euro5bn Guaranteed French Certificates of Deposit Programme	890	—	890	—
Certificates of deposit in issue	1,756	4,509	1,756	4,509

	30,889	33,770	27,758	31,481

Included in the above balances are amounts owed by the ANTS group to Banco Santander, S.A. of £46m (2012: £2,040m), fellow subsidiaries of Banco Santander, S.A. of £246m (2012: £698m), Santander UK plc of £nil (2012: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2012: £nil) respectively.

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

The payments of all amounts due in respect of the covered bonds have been unconditionally guaranteed by Santander UK plc. Abbey Covered Bonds LLP (the “LLP”), together with Santander UK plc has guaranteed payments of interest and principal under the covered bonds pursuant to a guarantee which is secured over the LLP’s portfolio of mortgages and its other assets. Recourse against the LLP under its guarantee is limited to its portfolio of mortgages and such assets.

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

Euro5bn Guaranteed French Certificates of Deposit Programme

The Company may from time to time issue certificates of deposit under the Euro5bn Guaranteed French Certificates of Deposit Programme that may be denominated in any currency as agreed between the Company and the relevant dealer. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of the Company. The payments of all amounts due in respect of the certificates

150	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form, subject to a maximum maturity of 365 days or 366 days in a leap year. The certificates of deposit may bear fixed or floating rate interest. The maximum aggregate nominal amount of all certificates of deposit outstanding from time to time under the programme will not exceed Euro5bn (or its equivalent in other currencies). The certificates of deposit are not listed on any stock exchange.

Certificates of Deposit

The Company may from time to time issue certificates of deposit that may be denominated in any currency as agreed between the parties. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of the Company. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form and may bear fixed or floating rate interest. The certificates of deposit are not listed on any stock exchange.

US SEC registered debt shelf

The Company issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the US Securities and Exchange Commission. The notes may be issued in any currency agreed between the Company and the relevant underwriters in any particular issuance under the registration statement and are issued under the US$20bn Euro Medium Term Note Programme.

An analysis of the above debt securities in issue by issue currency, interest rate and maturity is as follows:

			Group		Company
	Interest Rate	Maturity	2013 £m	2012 £m	2013 £m	2012 £m
Euro	0.00% - 3.99%	2013 - 2014	1,894	4,756	1,894	4,756
		2015 - 2019	7,927	6,830	7,927	6,830
		2020 - 2029	2,371	2,622	2,371	2,622
		2030 - 2039	194	90	194	90
	4.00% - 4.99%	2013 - 2014	866	855	866	855
		2015 - 2019	949	920	949	920
		2020 - 2029	1,818	1,830	1,819	1,830
		2030 - 2039	76	172	76	172

US dollar	0.00% - 3.99%	Up to 2013	—	2	—	—
		2013 - 2014	6,019	5,354	2,887	3,067
		2015 - 2019	609	—	609	—
	4.00% - 5.99%	2015 - 2019	632	654	632	654

Pounds sterling	0.00% - 3.99%	Up to 2013	—	8	—	8
		2013 - 2014	1,166	3,478	1,166	3,478
		2015 - 2019	1,811	1,505	1,811	1,505
		2020 - 2029	75	75	75	75
	4.00% - 5.99%	2015 - 2019	1,014	1,023	1,014	1,023
		2020 - 2029	3,116	2,984	3,116	2,984

Other currencies	0.00% - 5.99%	2013 - 2014	—	244	—	244
		2015 - 2019	192	190	192	190
		2020 - 2029	160	178	160	178

			30,889	33,770	27,758	31,481

32. OTHER LIABILITIES

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Trade and other payables	225	35	221	32
Accrued expense	143	134	143	134

	368	169	364	166

Included in the above balances are amounts owed by the ANTS group to Banco Santander, S.A. of £nil (2012: £nil), fellow subisidiaries of Banco Santander S.A. of £2m (2012: £2m), Santander UK plc of £nil (2012: £nil) and subsidiaries of Santander UK group outside the ANTS group of£144m (2012: £nil) respectively.

Abbey National Treasury Services plc 2013 Annual Report	151

Financial Statements

Notes to the Financial Statements continued

33. PROVISIONS

	Group £m	Company £m
At 1 January 2013	20	20
Additional provisions	23	23
Used during the year	(20)	(20)

At 31 December 2013	23	23

To be settled:
Within 12 months	23	23
In more than 12 months	—	—

	23	23

	Group £m	Company £m
At 1 January 2012	20	20
Additional provisions	20	20
Used during the year	(20)	(20)

At 31 December 2012	20	20

To be settled:
Within 12 months	20	20
In more than 12 months	—	—

	20	20

The charge disclosed in the income statement in respect of provisions for other liabilities and charges of £23m (2012: £20m), comprises the additional provisions of £23m (2012: £20m), relating to the UK Bank Levy.

UK Bank Levy

The Finance Act 2011 introduced an annual bank levy in the UK. The UK Bank Levy is based on the total aggregated chargeable equity and liabilities as reported in the balance sheet of a Relevant Group at the end of a chargeable period. The Relevant Group for this purpose is a Foreign Banking Group whose ultimate parent is Banco Santander, S.A. The Bank Levy is calculated principally on the aggregation of the consolidated balance sheet of the UK sub-group parented by Santander UK plc, of which this Company is a part. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain “protected deposits” (for example those protected under the Financial Services Compensation Scheme (‘FSCS’)); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; FSCS liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the UK Bank Levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities.

It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the PRA definition); and repo liabilities secured against sovereign and supranational debt.

The UK Bank Levy will be set at a rate of 0.156% from 2014. During 2013 a rate of 0.130% was applied (2012: 0.088%). Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. UK Bank Levy is not charged on the first £20bn of chargeable liabilities of the Relevant Group.

The cost of the UK Bank Levy to the ANTS group for 2013 was £23m (2012: £20m).

34. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The ANTS group participates in various Santander UK defined benefit and defined contribution pension schemes in operation. Details of each scheme required by IAS 19 are disclosed in Note 37 in the Annual Report of Santander UK plc. There is no contractual agreement of stated policy for charging the net defined benefit cost of the Santander UK defined benefit schemes. Therefore, in accordance with IAS 19, the defined benefit asset or liability has been recognised in the financial statements of the sponsoring employer of the scheme and the ANTS group accounts for its contributions as a defined contribution scheme. The contribution to be paid by the ANTS group is calculated as the contributions made by Santander UK plc to the schemes in respect of the ANTS group’s employees. An amount of £6m (2012: £6m, 2011: £5m) was recognised as an expense for these contributions and is included in staff costs within administration expenses in the income statement.

152	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

35. CONTINGENT LIABILITIES AND COMMITMENTS

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Guarantees given on behalf of the Company’s UK parent, fellow subsidiaries and subsidiaries	149,891	153,047	153,022	155,336
Guarantees given to third parties	367	505	367	505
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– one year or less	739	1,186	739	1,186
– more than one year	9,766	8,167	9,766	8,167

	160,763	162,905	163,894	165,194

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Guarantees given on behalf of the Company’s parent

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2015 under a deed poll guarantee entered into by the Company on 10 May 2012. A copy of this guarantee is included on pages 203 to 205.

Capital Support Deed

The Company, Abbey National Treasury Services plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the “Capital Support Deed”) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of section 10 of the Prudential Sourcebook for Banks, Building Societies and Investment Firms (“BIPRU”) of the PRA Handbook. Under section 10.8 of BIPRU, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. From January 1 2014, section 10.8 of BIPRU is replaced by Article 113 (6) of CRR.

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

Guarantees given to fellow subsidiaries

Via the guarantee given to the Company’s parent described above, the Company has also indirectly guaranteed the obligations of Cater Allen Limited and Abbey National International Limited that have been or will be incurred before 30 June 2015.

Guarantees given to third parties

Guarantees given to third parties consist primarily of letters of credit, bonds and guarantees granted by Commercial Banking as part of normal product facilities which are offered to customers.

Formal standby facilities, credit lines and other commitments

Standby facilities, credit lines and other commitments are granted by Commercial Banking. Corporate facilities comprise standby facilities which are subject to the ongoing compliance with covenants and the provision of agreed security, failure to comply with these terms can result in the withdrawal of the unutilised facility headroom.

Regulatory

The ANTS group engages in discussion, and co-operates, with the FCA in its supervision of the ANTS group, including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of the FCA’s general thematic work and in relation to specific products and services. A provision established with respect to interest rate derivatives is held by Santander UK plc.

Taxation

The ANTS group engages in discussion, and co-operates, with HM Revenue & Customs in their oversight of the ANTS group’s tax matters. The ANTS group adopted the UK’s Code of Practice on Taxation for Banks in 2010 and during 2013 re-confirmed its unconditional adoption of this code.

Other

As part of the sale of subsidiaries, and as is normal in such circumstances, the ANTS group has given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £8,251m at 31 December 2013 (2012: £9,309m) are offset by a contractual right to receive stock under other contractual agreements. See Note 39.

Abbey National Treasury Services plc 2013 Annual Report	153

Financial Statements

Notes to the Financial Statements continued

Other off-balance sheet commitments

The ANTS group has commitments to lend at fixed interest rates which expose it to interest rate risk. For further information, see the Risk Management Report.

Operating lease commitments

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Rental commitments under non-cancellable operating leases:
- No later than 1 year	7	5	7	5
- Later than 1 year but no later than 5 years	28	21	28	21
- Later than 5 years	27	20	27	20

	62	46	62	46

ANTS group rental expense comprises:

	Group
	2013 £m	2012 £m
In respect of minimum rentals	7	7
Less: sub-lease rentals	—	—

	7	7

In 2013 and 2012, there was no contingent rent expense included in the above ANTS group rental expense.

36. SHARE CAPITAL

					Group and Company
	Ordinary shares of £1 each		Tracker shares of £1 each		B Tracker shares of £1 each		Total £m
	No.	£m	No.	£m	No.	£m	£m
Issued and fully paid share capital
At 1 January 2012, 31 December 2012 and 31 December 2013	2,549,000,000	2,549	1,000	—	1,000	—	2,549

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

37. DIVIDENDS

	Group and Company			Group and Company
	2013 Pence per share	2012 Pence per share	2011 Pence per share	2013 £m	2012 £m	2011 £m
Ordinary shares (equity):
In respect of current year – interim	29.42	—	—	750	—	—

	29.42	—	—	750	—	—

154	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

38. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow)/(outflow) from operating activities:

	Group			Company
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Profit for the year	164	264	164	241	226	222
Non-cash items included in net profit
Depreciation and amortisation	3	3	7	3	3	7
Change in prepayments and accrued income	120	(116)	86	114	(119)	85
Change in accruals and deferred income	(477)	57	(56)	(475)	57	(23)
Impairment losses	31	9	54	1,323	9	54
Amortisation of premiums/(discounts) on debt securities	45	18	—	45	18	—
Provisions for liabilities and charges	23	20	20	23	20	20
Corporation tax charge	(1)	68	104	2	88	116
Other non-cash items	715	42	(211)	726	39	(122)

	623	365	168	2,002	341	359
Changes in operating assets and liabilities
Net change in cash and balances held at central banks	(14)	(5)	(5)	(14)	(5)	(5)
Net change in trading assets	(251)	(2,787)	11,008	(185)	(2,682)	10,773
Net change in derivative assets	11,726	(52)	2,037	11,762	898	2,037
Net change in financial assets designated at fair value	996	898	(9,987)	996	(70)	(9,965)
Net change in loans and advances to banks and customers	8,164	9,427	23,254	9,035	9,562	23,504
Net change in deposits by banks and customers	7,863	(250)	362	(171)	38	30
Net change in other assets	(182)	37	(22,660)	6,704	(1,060)	(24,375)
Net change in derivative liabilities	(12,504)	(1,329)	10,374	(12,592)	(1,329)	10,374
Net change in trading liabilities	169	(4,629)	(17,068)	167	(4,629)	(17,068)
Net change in financial liabilities designated at fair value	(39)	(22)	(185)	(70)	9	(184)
Net change in debt securities in issue	(1,499)	1,806	(1,291)	(2,382)	2,462	—
Net change in other liabilities	244	(176)	(132)	220	(215)	(132)
Effects of exchange rate differences	554	(853)	(417)	597	(598)	(685)

Net cash flow from/(used in) operating activities before tax	15,850	2,430	(4,542)	16,069	2,722	(5,337)
Corporation tax paid	(4)	(42)	(13)	(4)	(12)	(13)

Net cash flow from/(used in) operating activities	15,846	2,388	(4,555)	16,065	2,710	(5,350)

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	Group		Company
	2013 £m	2012 £m	2013 £m	2012 £m
Cash and balances at central banks	4,911	388	4,911	388
Less: regulatory minimum cash balances (See Note 13)	(37)	(23)	(37)	(23)

	4,874	365	4,874	365
Net trading other cash equivalents	9,853	10,984	9,853	10,984
Net non-trading other cash equivalents	80,106	68,065	80,099	68,051

Cash and cash equivalents	94,833	79,414	94,826	79,400

Abbey National Treasury Services plc 2013 Annual Report	155

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

a) Financial assets pledged to secure liabilities

The financial assets below are analysed between those assets accounted for on balance sheet and off-balance sheet in accordance with IFRS.

	Group
	2013 £m	2012 £m
On balance sheet:
Treasury bills and other eligible securities	6,070	2,924
Cash	5,106	2,741
Debt securities	1,129	483
Equity securities	603	309

	12,908	6,457

Off balance sheet:
Treasury bills and other eligible securities	15,069	17,666
Debt securities	1,190	6,784
Equity securities	181	105

	16,440	24,555

The ANTS group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

The Company and certain of its subsidiaries enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the Company and subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2013 was £13,296m (2012: £18,269m).

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the ANTS group. These balances amounted to £10,946m at 31 December 2013 (2012: £10,002m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2013, £5,106m (2012: £2,741m) of such collateral in the form of cash had been provided by the ANTS group and is included in the table above.

b) Collateral held as security for assets:

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	Group
	2013 £m	2012 £m
On balance sheet:
Trading liabilities	1,842	2,269

	1,842	2,269

Off balance sheet:
Trading liabilities	24,192	23,865
Deposits by banks	49	233

	24,241	24,098

156	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

Purchase and resale agreements

The Company and certain of its subsidiaries also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the Company and subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The Company and subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2013, the fair value of such collateral received was £20,775m (2012: £14,788m). Of the collateral received, almost all was sold or repledged. The Company and its subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £3,466m at 31 December 2013 (2012: £9,309m) and are offset by a contractual right to receive stock lent by the ANTS group.

Derivatives business

In addition to the arrangements described above, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2013, £1,842m (2012: £2,269m) of such collateral in the form of cash had been received by the ANTS group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the ANTS group may obtain a charge over a customer’s property in connection with its lending activities. See the “Credit Risk” section of the Risk Management Report.

40. RELATED PARTY DISCLOSURES

a) Transactions with Directors, Key Management Personnel and their connected persons

Other than as disclosed below, there were no other related party transactions during the year, or existing at the balance sheet date with the Company or parent company’s Directors, Key Management Personnel and their connected persons.

b) Remuneration of Directors and Key Management Personnel

The remuneration of the Directors is set out in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the aggregate remuneration of the Directors is provided in Note 10.

Key management compensation	2013 £	2012 £	2011 £
Short-term employee benefits	2,269,311	1,499,301	1,503,860
Post employment benefits	21,775	79,889	75,298
Share-based payments	8,459	32,927	68,075
Other long term benefits	—	—	—
Termination benefits	—	—	—

Total key management compensation	2,299,545	1,612,117	1,647,233

Of the Directors that served during the year, three were remunerated in relation to their services as directors of this Company and the amounts included above are based on an estimated time allocation basis.

c) Long-Term Incentive Plan

In 2013, no Executive Directors (2012: none, 2011: none) were granted conditional awards of shares in Banco Santander, S.A. under the Santander Long-Term Incentive Plan. Under the Santander Long-Term Incentive Plans granted on 1 July 2010, 1 July 2009 and 21 June 2008 certain Executive Directors, Key Management Personnel and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A..

The number of shares participants will receive depends on the performance of Banco Santander, S.A. during this period. The vesting of awards under the Santander Long-Term Incentive Plan depends on Santander’s Total Shareholder Return performance against a competitor benchmark group. Subject to performance conditions being met, 100% of the 2008 conditional award vested in July 2011, 100% of the 2009 conditional award vested in July 2012 and 100% of the 2010 conditional award vested in July 2013. In 2013, Long-Term Incentive Plan shares awarded in 2010 vested for two Directors (2012: three, 2011: three).

d) Parent undertaking and controlling party

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

Abbey National Treasury Services plc 2013 Annual Report	157

Financial Statements

Notes to the Financial Statements continued

e) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year end:

	Group
	Interest, fees and other income received			Interest, fees and other expense paid			Amounts owed by related parties		Amounts owed to related parties
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2013 £m	2012 £m
Ultimate parent company	(405)	(53)	(163)	68	151	12	2,185	2,470	(2,227)	(4,274)
Immediate parent	(4,980)	(2,687)	(3,169)	3,552	2,010	2,118	113,769	107,324	(110,804)	(101,231)
Fellow subsidiaries	(3,511)	(1,210)	(833)	3,325	458	448	29,250	35,653	(11,025)	(16,247)

	(8,896)	(3,950)	(4,165)	6,945	2,619	2,578	145,204	145,447	(124,056)	(121,752)

	Company
	Interest, fees and other income received			Interest, fees and other expense paid			Amounts owed by related parties		Amounts owed to related parties
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2013 £m	2012 £m
Ultimate parent company	(1,861)	(53)	(107)	1,524	151	12	2,185	2,470	(2,227)	(4,274)
Immediate parent	(4,980)	(2,687)	(3,156)	3,552	2,010	2,118	113,769	107,319	(110,803)	(101,231)
Subsidiaries	—	(4)	(88)	15	22	30	16	151	(3,197)	(4,351)
Fellow subsidiaries	(3,510)	(1,210)	(832)	3,325	458	448	29,247	35,649	(11,021)	(16,247)

	(10,351)	(3,954)	(4,183)	8,416	2,641	2,608	145,217	145,589	(127,248)	(126,103)

Further information on balances due from/(to) other Santander group companies is set out in the section “Balances with other Santander UK group companies” and “Balances with other Banco Santander group companies” in the Risk Management Report on pages 89 to 91. In addition, details of guarantees given on behalf of the Company’s parent, the Capital Support Deed, the Defined Liquidity Group liquidity facility and guarantees given to fellow subsidiaries are described in Note 35. The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the UK PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

158	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

41. FINANCIAL INSTRUMENTS

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

	Group
	Held at fair value				Held at amortised cost		Non-	Total
31 December 2013	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets / liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	—	4,911	—	—	4,911
Trading assets	21,897	—	—	—	—	—	—	21,897
Derivative financial instruments	20,910	640	—	—	—	—	—	21,550
Financial assets designated at FVTPL	—	—	2,534	—	—	—	—	2,534
Loans and advances to banks	—	—	—	—	113,649	—	—	113,649
Loans and advances to customers	—	—	—	—	41,108	—	—	41,108
Available-for-sale securities	—	—	—	2,962	—	—	—	2,962
Loans and receivables securities	—	—	—	—	128	—	—	128
Macro hedge of interest rate risk	—	—	—	—	379	—	—	379
Intangible assets	—	—	—	—	—	—	8	8
Property, plant and equipment	—	—	—	—	—	—	6	6
Deferred tax assets	—	—	—	—	—	—	15	15
Other assets	—	—	—	—	—	—	180	180

	42,807	640	2,534	2,962	160,175	—	209	209,327

Liabilities
Deposits by banks	—	—	—	—	—	120,698	—	120,698
Deposits by customers	—	—	—	—	—	7,780	—	7,780
Derivative financial liabilities	20,285	1,211	—	—	—	—	—	21,496
Trading liabilities	21,275	—	—	—	—	—	—	21,275
Financial liabilities at FVTPL	—	—	3,407	—	—	—	—	3,407
Debt securities in issue	—	—	—	—	—	30,889	—	30,889
Other liabilities	—	—	—	—	—	—	368	368
Provisions	—	—	—	—	—	—	23	23
Current tax liabilities	—	—	—	—	—	—	223	223

	41,560	1,211	3,407	—	—	159,367	614	206,159

	Group
	Held at fair value				Held at amortised cost		Non-	Total
31 December 2012	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets / liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	—	388	—	—	388
Trading assets	22,498	—	—	—	—	—	—	22,498
Derivative financial instruments	32,873	403	—	—	—	—	—	33,276
Financial assets designated at FVTPL	—	—	3,531	—	—	—	—	3,531
Loans and advances to banks	—	—	—	—	106,986	—	—	106,986
Loans and advances to customers	—	—	—	—	44,750	—	—	44,750
Available-for-sale securities	—	—	—	5,113	—	—	—	5,113
Loans and receivables securities	—	—	—	—	162	—	—	162
Macro hedge of interest rate risk	—	—	—	—	1,171	—	—	1,171
Intangible assets	—	—	—	—	—	—	7	7
Property, plant and equipment	—	—	—	—	—	—	6	6
Deferred tax assets	—	—	—	—	—	—	20	20
Other assets	—	—	—	—	—	—	4	4

	55,371	403	3,531	5,113	153,457	—	37	217,912

Liabilities
Deposits by banks	—	—	—	—	—	114,535	—	114,535
Deposits by customers	—	—	—	—	—	6,249	—	6,249
Derivative financial liabilities	32,493	1,595	—	—	—	—	—	34,088
Trading liabilities	21,109	—	—	—	—	—	—	21,109
Financial liabilities at FVTPL	—	—	4,002	—	—	—	—	4,002
Debt securities in issue	—	—	—	—	—	33,770	—	33,770
Other liabilities	—	—	—	—	—	—	169	169
Provisions	—	—	—	—	—	—	20	20
Current tax liabilities	—	—	—	—	—	—	175	175

	53,602	1,595	4,002	—	—	154,554	364	214,117

Abbey National Treasury Services plc 2013 Annual Report	159

Financial Statements

Notes to the Financial Statements continued

	Company
	Held at fair value				Held at amortised cost		Non-	Total
31 December 2013	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets / liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	—	4,911	—	—	4,911
Trading assets	21,897	—	—	—	—	—	—	21,897
Derivative financial instruments	20,910	640	—	—	—	—	—	21,550
Financial assets designated at FVTPL	—	—	2,534	—	—	—	—	2,534
Loans and advances to banks	—	—	—	—	113,642	—	—	113,642
Loans and advances to customers	—	—	—	—	41,118	—	—	41,118
Available-for-sale securities	—	—	—	2,962	—	—	—	2,962
Loans and receivables securities	—	—	—	—	128	—	—	128
Macro hedge of interest rate risk	—	—	—	—	379	—	—	379
Intangible assets	—	—	—	—	—	—	8	8
Interest in other entities	—	—	—	—	—	—	46	46
Property, plant and equipment	—	—	—	—	—	—	6	6
Deferred tax assets	—	—	—	—	—	—	15	15
Other assets	—	—	—	—	—	—	180	180

	42,807	640	2,534	2,962	160,178	—	255	209,376

Liabilities
Deposits by banks	—	—	—	—	—	120,697	—	120,697
Deposits by customers	—	—	—	—	—	10,973	—	10,973
Derivative financial liabilities	20,285	1,211	—	—	—	—	—	21,496
Trading liabilities	21,275	—	—	—	—	—	—	21,275
Financial liabilities at FVTPL	—	—	3,407	—	—	—	—	3,407
Debt securities in issue	—	—	—	—	—	27,758	—	27,758
Other liabilities	—	—	—	—	—	—	364	364
Provisions	—	—	—	—	—	—	23	23
Current tax liabilities	—	—	—	—	—	—	223	223

	41,560	1,211	3,407	—	—	159,428	610	206,216

	Company
	Held at fair value				Held at amortised cost		Non-	Total
31 December 2012	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets / liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	—	388	—	—	388
Trading assets	22,155	—	—	—	—	—	—	22,155
Derivative financial instruments	32,909	403	—	—	—	—	—	33,312
Financial assets designated at FVTPL	—	—	3,531	—	—	—	—	3,531
Loans and advances to banks	—	—	—	—	106,972	—	—	106,972
Loans and advances to customers	—	—	—	—	44,858	—	—	44,858
Available-for-sale securities	—	—	—	5,113	—	—	—	5,113
Loans and receivables securities	—	—	—	—	162	—	—	162
Macro hedge of interest rate risk	—	—	—	—	1,171	—	—	1,171
Intangible assets	—	—	—	—	—	—	7	7
Interest in other entities	—	—	—	—	—	—	2,184	2,184
Property, plant and equipment	—	—	—	—	—	—	6	6
Deferred tax assets	—	—	—	—	—	—	20	20
Other assets	—	—	—	—	—	—	4	4

	55,064	403	3,531	5,113	153,551	—	2,221	219,883

Liabilities
Deposits by banks	—	—	—	—	—	114,535	—	114,535
Deposits by customers	—	—	—	—	—	10,599	—	10,599
Derivative financial liabilities	32,493	1,595	—	—	—	—	—	34,088
Trading liabilities	21,109	—	—	—	—	—	—	21,109
Financial liabilities at FVTPL	—	—	4,002	—	—	—	—	4,002
Debt securities in issue	—	—	—	—	—	31,481	—	31,481
Other liabilities	—	—	—	—	—	—	166	166
Provisions	—	—	—	—	—	—	20	20
Current tax liabilities	—	—	—	—	—	—	175	175

	53,602	1,595	4,002	—	—	156,615	361	216,175

160	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

b) Fair values of financial instruments measured at amortised cost on a recurring basis

The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

		Group
31 December 2013				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Carrying value
		£m	%	£m	%	£m	%	£m	%	£m
Assets
Loans and advances to banks		—	—	1,283	1	112,326	99	113,609	100	113,649

Loans and advances to customers	Corporate loans	—	—	5,219	13	7,905	19	13,124	32	13,478
	Other advances	—	—	—	—	27,630	68	27,630	68	27,630

		—	—	5,219	13	35,535	87	40,754	100	41,108

Loans and receivables securities		—	—	126	100	—	—	126	100	128

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	—	—	4,316	4	—	—	4,316	4	4,164
	Other deposits	—	—	524	—	116,010	96	116,534	96	116,534

		—	—	4,840	4	116,010	96	120,850	100	120,698

Deposits by customers	Current and demand accounts	—	—	—	—	2,317	29	2,317	29	2,317
	Time deposits	—	—	—	—	5,045	66	5,045	66	5,045
	Securities sold under repurchase agreements	—	—	425	5	—	—	425	5	418

		—	—	425	5	7,362	95	7,787	100	7,780

Debt securities in issue	Bonds and medium term notes	—	—	32,344	100	—	—	32,344	100	30,889

Included in the above table are the following intercompany balances:

	Group
31 December 2013		Internal models based on
Balance sheet category	Quoted prices in active markets (Level 1)	Market observable data (Level 2)	Significant unobservable data (Level 3)	Total	Carrying value
	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	—	518	111,601	112,119	112,119
Loans and advances to customers	—	—	27,630	27,630	27,630

	—	518	139,231	139,749	139,749

Liabilities

Deposits by banks	—	49	115,993	116,042	116,042

Abbey National Treasury Services plc 2013 Annual Report	161

Financial Statements

Notes to the Financial Statements continued

		Group
31 December 2012				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Carrying value
		£m	%	£m	%	£m	%	£m	%	£m
Assets
Loans and advances to banks		—	—	1,189	1	105,797	99	106,986	100	106,986

Loans and advances to customers	Corporate loans	—	—	3,738	8	7,039	15	10,777	23	12,377
	Other advances	—	—	—	—	36,756	77	36,756	77	32,373

		—	—	3,738	8	43,795	92	47,533	100	44,750

Loans and receivables securities		—	—	154	100	—	—	154	100	162

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	—	—	5,075	4	—	—	5,075	4	4,799
	Other deposits		—	431	—	112,702	96	113,133	96	109,736

			—	5,506	4	112,702	96	118,208	100	114,535

Liabilities
Deposits by customers	Current and demand accounts	—	—	—	—	1,862	30	1,862	30	1,862
	Time deposits	—	—	—	—	3,981	63	3,981	63	3,981
	Securities sold under repurchase agreements	—	—	421	7	—	—	421	7	406

		—	—	421	7	5,843	93	6,264	100	6,249

Debt securities in issue	Bonds and medium term notes	—	—	35,071	100	—	—	35,071	100	33,770

		—	—	35,071	100	—	—	35,071	100	33,770

Included in the above table are the following intercompany balances:

	Group
31 December 2012		Internal models based on
Balance sheet category	Quoted prices in active markets (Level 1)	Market observable data (Level 2)	Significant unobservable data (Level 3)	Total	Carrying value
	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	—	799	104,897	105,696	105,696
Loans and advances to customers	—	—	36,756	36,756	32,373

	—	799	141,653	142,452	138,069

Liabilities

Deposits by banks	—	141	112,702	112,843	109,446

162	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

		Company
31 December 2013				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Carrying value
		£m	%	£m	%	£m	%	£m	%	£m
Assets
Loans and advances to banks		—	—	1,771	2	111,871	98	113,642	100	113,642

Loans and advances to customers	Corporate loans	—	—	5,219	13	7,900	19	13,119	32	13,473
	Other loans	—	—	—	—	27,645	68	27,645	68	27,645

		—	—	5,219	13	35,545	87	40,764	100	41,118

Loans and receivables securities		—	—	126	100	—	—	126	100	128

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	—	—	475	—	116,058	97	116,533	97	116,533
	Other deposits	—	—	4,208	3	—	—	4,208	3	4,164

		—	—	4,683	3	116,058	97	120,741	100	120,697

Deposits by customers	Current and demand accounts	—	—	—	—	5,510	50	5,510	50	5,510
	Time deposits	—	—	—	—	5,045	46	5,045	46	5,045
	Securities sold under repurchase agreements	—	—	425	4	—	—	425	4	418

		—	—	425	4	10,555	96	10,980	100	10,973

Debt securities in issue	Bonds and medium term notes	—	—	29,212	100	—	—	29,212	100	27,758

Included in the above table are the following intercompany balances:

	Company
31 December 2013		Internal models based on
Balance sheet category	Quoted prices in active markets (Level 1)	Market observable data (Level 2)	Significant unobservable data (Level 3)	Total	Carrying value
	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	—	518	111,598	112,116	112,116
Loans and advances to customers	—	—	27,645	27,645	27,645

	—	518	139,243	139,761	139,761

Liabilities

Deposits by banks	—	—	27,645	27,645	27,645

Abbey National Treasury Services plc 2013 Annual Report	163

Financial Statements

Notes to the Financial Statements continued

		Company
31 December 2012				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Carrying value
		£m	%	£m	%	£m	%	£m	%	£m
Assets
Loans and advances to banks		—	—	1,180	1	105,952	99	107,132	100	106,972

Loans and advances to customers	Corporate loans	—	—	3,738	8	7,033	14	10,771	22	12,371
	Other advances	—	—	—	—	36,870	78	36,870	78	32,487

		—	—	3,738	8	43,903	92	47,641	100	44,858

Loans and receivables securities		—	—	154	100	—	—	154	100	162

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	—	—	5,075	4	—	—	5,075	4	4,799
	Other deposits	—	—	431	—	112,702	96	113,133	96	109,736

		—	—	5,506	4	112,702	96	118,208	100	114,535

Deposits by customers	Current and demand accounts	—	—	—	—	6,212	58	6,212	58	6,212
	Time deposits	—	—	—	—	3,982	38	3,982	38	3,981
	Securities sold under repurchase agreements	—	—	421	4	—	—	421	4	406

		—	—	421	4	10,194	96	10,615	100	10,599

Debt securities in issue	Bonds and medium term notes	—	—	32,783	100	—	—	32,783	100	31,481

Included in the above table are the following intercompany balances:

	Company
31 December 2012		Internal models based on
Balance sheet category	Quoted prices in active markets (Level 1)	Market observable data (Level 2)	Significant unobservable data (Level 3)	Total	Carrying value
	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	—	796	105,051	105,847	105,687
Loans and advances to customers	—	—	36,870	36,870	32,487

	—	796	141,921	142,717	138,174

Liabilities

Deposits by banks	—	141	112,702	112,843	109,446

The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is presented as a single separate line item on the balance sheet.

164	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

Valuation methodology

The fair value of financial instruments is the estimated price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Further information on fair value measurement can be found in Note 1 and the valuation techniques section below.

Fair value management

The fair value exposures set out in the tables above are managed by using a combination of hedging derivatives and offsetting on balance sheet positions. The approach to specific categories of financial instruments is described below.

Assets:

Cash and balances at central banks

This consists of demand deposits with the Bank of England and the US Federal Reserve. The carrying amount of cash and balances at central banks is deemed an appropriate approximation of the fair value. These have therefore been excluded from the table above

Loans and advances to banks

These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued on the basis of spreads on credit default swaps for the term of the loans using “valuation technique A” as described in the valuation technique section on page 170. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are short-term in duration. This includes intercompany balances.

Loans and advances to customers

The approach to estimating the fair value of the principal products and portfolios of loans and advances to customers has been set out below. This is an area of considerable estimation and uncertainty as there is no observable market and values are significantly affected by customer behaviour.

i) Corporate lending

The corporate assets are written at margins consistent with current new business levels. Provisions are considered appropriate for the book that is not impaired. A discount has been applied to impaired loans. Although exits have generally been achieved at carrying value, sales of distressed assets have generated a loss of around 30% of carrying value, i.e. post provisions, and this reduction to fair value has been applied to the impaired book.

With respect to Social Housing, part of this portfolio is held for historic reasons at fair value. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this portion of the portfolio has been determined using “valuation technique A” as described in the valuation technique section on page 170.

With respect to intercompany loans, the carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are either short-term in duration or subject to fair value hedges

Loans and receivables securities

These debt securities consist primarily of floating rate notes, asset-backed securities and collateralised loan obligations. The fair values of the floating rate notes have been determined using ‘’valuation technique A’’ as described in the valuation technique section below. The asset-backed securities and collateralised loan obligations are more complex products and are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash-flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research. Disposals of these securities since 2008 have demonstrated that actual sales prices achieved have been close to fair values estimated under this method.

Liabilities:

Deposits by banks

The fair value of deposits by banks, including repos, has been estimated using ‘’valuation technique A’’ as described in the valuation technique section below. The carrying amount of the intercompany items is deemed a reasonable approximation of their fair value, as the transactions are short-term in duration.

Deposits by customers

The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the Santander UK group’s customers, the Directors believe there is significant value to the Santander UK group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities. The fair value of such deposits liabilities has been estimated using ‘’valuation technique A’’ as described in the valuation technique section below.

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using ‘’valuation technique A’’ as described in the valuation technique section below.

Abbey National Treasury Services plc 2013 Annual Report	165

Financial Statements

Notes to the Financial Statements continued

c) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values at 31 December 2013 and 2012 of the financial asset and liability classes accounted for at fair value, analysed by the valuation methodology used by the ANTS group to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

		Group
31 December 2013				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	9,326	19	—	—	9,326	19	A
	Loans and advances to customers	—	—	4,402	9	—	—	4,402	9	A
	Debt securities	7,859	16	—	—	—	—	7,859	16	—
	Equity securities	310	1	—	—	—	—	310	1	—
Derivative assets	Exchange rate contracts	—	—	3,674	7	14	—	3,688	7	A
	Interest rate contracts	11	—	15,173	31	—	—	15,184	31	A & C
	Equity and credit contracts	311	1	2,032	4	333	1	2,676	6	B
	Commodity contracts	—	—	2	—	—	—	2	—	A
Financial assets at FVTPL	Loans and advances to customers	—	—	2,167	4	51	—	2,218	4	A
	Debt securities	—	—	258	1	58	—	316	1	A
AFS Financial assets	Debt securities	2,962	6	—	—	—	—	2,962	6	—

Total assets at fair value		11,453	24	37,034	75	456	1	48,943	100

Liabilities
Trading liabilities	Deposits by banks	—	—	11,289	24	—	—	11,289	24	A
	Deposits by customers	—	—	7,069	15	—	—	7,069	15	A
	Short positions	2,917	6	—	—	—	—	2,917	6	—
Derivative liabilities	Exchange rate contracts	—	—	3,960	9	—	—	3,960	9	A
	Interest rate contracts	30	—	14,490	32	—	—	14,520	32	A & C
	Equity and credit contracts	771	2	2,175	5	68	—	3,014	7	B
	Commodity contracts	—	—	2	—	—	—	2	—	A
Financial liabilities at FVTPL	Debt securities in issue	—	—	3,370	7	37	—	3,407	7	A

Total liabilities at fair value		3,718	8	42,355	92	105	—	46,178	100

		Group
31 December 2012				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	9,988	16	—	—	9,988	16	A
	Loans and advances to customers	—	—	7,552	12	—	—	7,552	12	A
	Debt securities	4,494	7	—	—	—	—	4,494	7	—
	Equity securities	464	1	—	—	—	—	464	1	—
Derivative assets	Exchange rate contracts	—	—	3,660	6	36	—	3,696	6	A
	Interest rate contracts	54	—	28,038	43	—	—	28,092	43	A & C
	Equity and credit contracts	152	—	957	1	372	1	1,481	2	B
	Commodity contracts	—	—	7	—	—	—	7	—	A
Financial assets at FVTPL	Loans and advances to customers	—	—	3,142	5	61	—	3,203	5	A
	Debt securities	—	—	279	—	49	—	328	—	A
AFS Financial assets	Debt securities	5,113	8	—	—	—	—	5,113	8	—

Total assets at fair value		10,277	16	53,623	83	518	1	64,418	100

Liabilities
Trading liabilities	Deposits by banks	—	—	9,742	16	—	—	9,742	16	A
	Deposits by customers	—	—	7,248	12	—	—	7,248	12	A
	Short positions	4,119	7	—	—	—	—	4,119	7	—
Derivative liabilities	Exchange rate contracts	—	—	4,552	8	—	—	4,552	8	A
	Interest rate contracts	31	—	27,460	47	—	—	27,491	47	A & C
	Equity and credit contracts	86	—	1,880	3	72	—	2,038	3	B
	Commodity contracts	—	—	7	—	—	—	7	—	A
Financial liabilities at FVTPL	Debt securities in issue	—	—	3,916	7	86	—	4,002	7	A

Total liabilities at fair value		4,236	7	54,805	93	158	—	59,199	100

166	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

		Company
31 December 2013				Internal models based on
Balance sheet category		Quoted prices in active makets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	9,326	19	—	—	9,326	19	A
	Loans and advances to customers	—	—	4,402	9	—	—	4,402	9	A
	Debt securities	7,859	16	—	—	—	—	7,859	16	—
	Equity securities	310	1	—	—	—	—	310	1	—
Derivative assets	Exchange rate contracts	—	—	3,674	7	14	—	3,688	7	A
	Interest rate contracts	11	—	15,173	31	—	—	15,184	31	A & C
	Equity and credit contracts	311	1	2,032	4	333	1	2,676	6	B
	Commodity contracts	—	—	2	—	—	—	2	—	A
Financial assets at FVTPL	Loans and advances to customers	—	—	2,167	4	51	—	2,218	4	A
	Debt securities	—	—	258	1	58	—	316	1	A
AFS Financial assets	Debt securities	2,962	6	—	—	—	—	2,962	6	—

Total assets at fair value		11,453	24	37,034	75	456	1	48,943	100

Liabilities
Trading liabilities	Deposits by banks	—	—	11,289	24	—	—	11,289	24	A
	Deposits by customers	—	—	7,069	15	—	—	7,069	15	A
	Short positions	2,917	6	—	—	—	—	2,917	6	—
Derivative liabilities	Exchange rate contracts
	Interest rate contracts	—	—	3,960	9	—	—	3,960	9	A
	Equity and credit contracts	30	—	14,490	32	—	—	14,520	32	A & C
	Commodity contracts	771	2	2,175	5	68	—	3,014	7	B
		—	—	2	—	—	—	2	—	A
Financial liabilities at FVTPL	Debt securities in issue	—	—	3,370	7	37	—	3,407	7

Total liabilities at fair value		3,718	8	42,355	92	105	0	46,178	100	A

		Company
31 December 2012				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	9,988	16	—	—	9,988	16	A
	Loans and advances to customers	—	—	7,551	12	—	—	7,551	12	A
	Debt securities	4,494	7	—	—	—	—	4,494	7	—
	Equity securities	122	—	—	—	—		122	—	—
Derivative assets	Exchange rate contracts	—	—	3,660	6	36	—	3,696	6	A
	Interest rate contracts	54	—	28,053	43	—	—	28,107	43	A & C
	Equity and credit contracts	152	—	978	2	372	1	1,502	3	B
	Commodity contracts	—	—	7	—	—	—	7	—	A
Financial assets at FVTPL	Loans and advances to customers	—	—	3,142	5	61	—	3,203	5	A
	Debt securities	—	—	279	—	49	—	328	—	A
AFS Financial assets	Debt securities	5,113	8	—	—	—	—	5,113	8	—

Total assets at fair value		9,935	15	53,658	84	518	1	64,111	100

Liabilities
Trading liabilities	Deposits by banks	—	—	9,742	16	—	—	9,742	16	A
	Deposits by customers	—	—	7,248	12	—	—	7,248	12	A
	Short positions	4,119	7	—	—	—	—	4,119	7	—
Derivative liabilities	Exchange rate contracts	—	—	4,552	8	—	—	4,552	8	A
	Interest rate contracts	31	—	27,460	46	—	—	27,491	46	A & C
	Equity and credit contracts	86	—	1,880	4	72	—	2,038	4	B
	Commodity contracts	—	—	7	—	—	—	7	—	A
Financial liabilities at FVTPL	Debt securities in issue	—	—	3,916	7	86	—	4,002	7	A

Total liabilities at fair value		4,236	7	54,805	93	158	—	59,199	100

Abbey National Treasury Services plc 2013 Annual Report	167

Financial Statements

Notes to the Financial Statements continued

The following tables present the fair values at 31 December 2013 and 2012 of the above financial assets and liabilities by product, analysed by the valuation methodology used by the ANTS group to determine their fair value. The tables also disclose the percentages that the recorded fair values of products represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

	Group
31 December 2013			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	10,376	21	—	—	—	—	10,376	21
Asset-backed securities	—	—	258	1	58	—	316	1
Certificates of deposits	—	—	—	—	—	—	—	—
Floating rate notes	147	—	—	—	—	—	147	—
Other debt securities	298	1	—	—	—	—	298	1
UK Social housing association loans	—	—	2,167	4	—	—	2,167	4
Other loans	—	—		—	51	—	51	—
Term deposits and money market instruments	—	—	13,728	28	—	—	13,728	28
Exchange rate derivatives	—	—	3,674	7	14	—	3,688	7
Interest rate derivatives	11	—	15,173	31	—	—	15,184	31
Equity & credit derivatives	311	1	2,032	4	333	1	2,676	6
Commodity derivatives	—	—	2	—	—	—	2	—
Ordinary shares and similar securities	310	1	—	—	—	—	310	1

	11,453	24	37,034	75	456	1	48,943	100

Liabilities
Exchange rate derivatives	—	—	3,960	9	—	—	3,960	9
Interest rate derivatives	30	—	14,490	32	—	—	14,520	32
Equity & credit derivatives	771	2	2,175	5	68	—	3,014	7
Commodity derivatives	—	—	2	—	—	—	2	—
Deposits	—	—	18,358	39	—	—	18,358	39
Debt securities in issue	2,917	6	3,370	7	37	—	6,324	13

	3,718	8	42,355	92	105	—	46,178	100

	Group
31 December 2012			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	9,456	15	—	—	—	—	9,456	15
Asset-backed securities	—	—	279	—	49	—	328	—
Certificates of deposits	13	—	—	—	—	—	13	—
Floating rate notes	138	—	—	—	—	—	138	—
Other debt securities	—	—	—	—	—	—	—	—
UK Social housing association loans	—	—	3,142	5	—	—	3,142	5
Other loans	—	—	—	—	61	—	61	—
Term deposits and money market instruments	—	—	17,540	28	—	—	17,540	28
Exchange rate derivatives	—	—	3,660	6	36	—	3,696	6
Interest rate derivatives	54	—	28,038	43	—	—	28,092	43
Equity & credit derivatives	152	—	957	1	372	1	1,481	2
Commodity derivatives	—	—	7	—	—	—	7	—
Ordinary shares and similar securities	464	1	—	—	—	—	464	1

	10,277	16	53,623	83	518	1	64,418	100

Liabilities
Exchange rate derivatives	—	—	4,552	8	—	—	4,552	8
Interest rate derivatives	31	—	27,460	47	—	—	27,491	47
Equity & credit derivatives	86	—	1,880	3	72	—	2,038	3
Commodity derivatives	—	—	7	—	—	—	7	—
Deposits	—	—	16,990	28	—	—	16,990	28
Debt securities in issue	4,119	7	3,916	7	86	—	8,121	14

	4,236	7	54,805	93	158	—	59,199	100

168	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Company
31 December 2013			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	10,376	21	—	—	—	—	10,376	21
Asset-backed securities	—	—	258	1	58	—	316	1
Certificates of deposits	—	—	—	—	—	—	—	—
Floating rate notes	147	—	—	—	—	—	147	—
Other debt securities	298	1	—	—	—	—	298	1
UK Social housing association loans	—	—	2,167	4	—	—	2,167	4
Other loans	—	—		—	51	—	51	—
Term deposits and money market instruments	—	—	13,728	28	—	—	13,728	28
Exchange rate derivatives	—	—	3,674	7	14	—	3,688	7
Interest rate derivatives	11	—	15,173	31	—	—	15,184	31
Equity & credit derivatives	311	1	2,032	4	333	1	2,676	6
Commodity derivatives	—	—	2	—	—	—	2	—
Ordinary shares and similar securities	310	1	—	—	—	—	310	1

	11,453	24	37,034	75	456	1	48,943	100

Liabilities
Exchange rate derivatives	—	—	3,960	9	—	—	3,960	9
Interest rate derivatives	30	—	14,490	32	—	—	14,520	32
Equity & credit derivatives	771	2	2,175	5	68	—	3,014	7
Commodity derivatives	—	—	2	—	—	—	2	—
Deposits	—	—	18,358	39	—	—	18,358	39
Debt securities in issue	2,917	6	3,370	7	37	—	6,324	13

	3,718	8	42,355	92	105	—	46,178	100

	Company
31 December 2012			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	9,456	15	—	—	—	—	9,456	15
Asset-backed securities	—	—	279	—	49	—	328	—
Certificates of deposits	13	—	—	—	—	—	13	—
Floating rate notes	138	—	—	—	—	—	138	—
Other debt securities	—	—	—	—	—	—	—	—
UK Social housing association loans	—	—	3,142	5	—	—	3,142	5
Other loans	—	—	—	—	61	—	61	—
Term deposits and money market instruments	—	—	17,539	28	—	—	17,539	28
Exchange rate derivatives	—	—	3,660	6	36	—	3,696	6
Interest rate derivatives	54	—	28,053	43	—	—	28,107	43
Equity & credit derivatives	152	—	978	2	372	1	1,502	3
Commodity derivatives	—	—	7	—	—	—	7	—
Ordinary shares and similar securities	122	—	—	—	—	—	122	—

	9,935	15	53,658	84	518	1	64,111	100

Liabilities
Exchange rate derivatives	—	—	4,552	8	—	—	4,552	8
Interest rate derivatives	31	—	27,460	46	—	—	27,491	46
Equity & credit derivatives	86	—	1,880	4	72	—	2,038	4
Commodity derivatives	—	—	7	—	—	—	7	—
Deposits	—	—	16,990	28	—	—	16,990	28
Debt securities in issue	4,119	7	3,916	7	86	—	8,121	14

	4,236	7	54,805	93	158	—	59,199	100

During 2013, 2012 and 2011, there were no transfers between Level 1, Level 2 and Level 3 financial instruments.

Abbey National Treasury Services plc 2013 Annual Report	169

Financial Statements

Notes to the Financial Statements continued

d) Valuation techniques

The main valuation techniques employed in the ANTS group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2013 and 2012 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The ANTS group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2013, 2012 and 2011.

A

In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and commodity swaps) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward commodity prices as appropriate. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity prices are generally observable market data.

B

In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality.

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

D

In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the par spread level. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

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

	2013 £m	2012 £m
Risk-related:
- Bid-offer and trade specific adjustments	27	26
- Uncertainty	18	22
- Credit risk adjustment(1)	45	107

	90	155

Model-related:
- Model limitation	12	17

Day One profits	—	—

	102	172

(1)	In accordance with the requirements of IFRS 13, with effect from 1 January 2013 this includes the debit valuation adjustment.

170	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

Risk-related adjustments

Risk-related’ adjustments are driven, in part, by the magnitude of the ANTS group’s market or credit risk exposure, and by external market factors, such as the size of market spreads.

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

The grouping of risk categories is dependent on the sensitivity factors of the trading portfolio. For example, interest rate risk will be by tenor and options will be by strikes.

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

(iii) Credit risk adjustment

Credit risk adjustments comprise credit valuation adjustments and, with effect from 1 January 2013, debit valuation adjustments:

Credit valuation adjustment

The ANTS group adopts a credit risk adjustment (also frequently known as a ‘credit valuation adjustment’) against OTC derivative transactions to reflect within fair value the possibility that the counterparty may default, and the ANTS group may not receive the full market value of the transactions. The ANTS group calculates a separate credit risk adjustment for each ANTS legal entity, and within each entity for each counterparty to which the entity has exposure. The ANTS group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. The net counterparty exposure (i.e. counterparty positions netted by offsetting transactions and both cash and securities collateral) is then assessed for counterparty creditworthiness. The ANTS group has only a limited exposure to monolines, consisting of exposure to securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as secondary sources of repayment, as described in Note 19. The description below relates to the credit risk adjustment taken against counterparties other than monolines.

The ANTS group calculates the credit risk adjustment by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default (i.e. the loss given default (‘LGD’)). The timing of the expected losses is reflected by using a discount factor. The calculation is performed over the life of the potential exposure i.e. the credit risk adjustment is measured as a lifetime expected loss.

The expected positive exposure is calculated at a trade level. The main drivers of the expected positive exposure are the size of the risk position with the counterparty along with the prevailing market environment. Probabilities of default are calculated using credit default swap prices where available. Where these are not available, probabilities of default are based upon analysis of historic default rates. The credit rating used for a particular counterparty is that determined by the ANTS group’s internal credit process. The LGD is calculated at the facility level and takes into account the counterparty characteristics. Credit ratings and LGD are updated by the credit team as new relevant information becomes available and at periodic reviews performed at least annually.

Debit valuation adjustment

The ANTS group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments and financial liabilities held at fair value through profit or loss if the ANTS group believes market participants would take that into account when transacting the respective instrument. In accordance with the requirements of IFRS 13, with effect from 1 January 2013, the approach to measuring the impact of the ANTS group’s credit risk on an instrument is the same as for third party credit risk. The impact of the ANTS group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives. Consequently, the ANTS group’s adjustment against derivative liabilities, often referred to as a ‘debit valuation adjustment’ was £38m at 31 December 2013.

Abbey National Treasury Services plc 2013 Annual Report	171

Financial Statements

Notes to the Financial Statements continued

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

Exposure to ‘wrong-way risk’ is limited via internal governance processes and deal pricing. The ANTS group considers that an appropriate adjustment to reflect wrong-way risk is currently £nil (2012: £nil).

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

Day One profits adjustments

Day One profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs, in accordance with IAS 39. Day One profits adjustments are amounts that have yet to be recognised in the income statement, which represent the difference between a transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition), less amounts subsequently recognised. Day One profits adjustments are calculated and reported on a portfolio basis. At 31 December 2013 and 2012, the Day One profits adjustments were less than £1m.

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

172	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

g) Internal models based on observable market data (Level 2)

1. Trading Assets

Loans and advances to banks and loans and advances to customers—securities purchased under resale agreements

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

Loans and advances to banks and loans and advances to customers - other

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

Abbey National Treasury Services plc 2013 Annual Report	173

Financial Statements

Notes to the Financial Statements continued

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

4. Trading liabilities

Deposits by banks and deposits by customers - securities sold under repurchase agreements

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

Deposits by banks and deposits by customers - other

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

h) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Amount recognised in income/(expense)
			2013	2012	2013	2012	2011
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	14	36	(7)	(5)	6
2. Derivative assets	Equity and credit contracts	Reversionary property interests	71	76	(5)	2	15
3. Derivative assets	Equity and credit contracts	Credit default swaps	13	17	(4)	1	1
4. Derivative assets	Equity contracts	Options and forwards	249	279	6	6	5
5. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	51	61	(6)	3	8
6. FVTPL	Debt securities	Asset-backed securities	58	49	13	4	(8)
7. Derivative liabilities	Equity contracts	Options and forwards	(68)	(72)	8	3	8
8. FVTPL	Debt securities in issue	Non-vanilla debt securities	(37)	(86)	7	7	(6)

Total net assets			351	360	—	—	—

Total income/(expense)			—	—	12	21	29

Valuation technique

1. Derivative assets – Exchange rate contracts

These cross currency swaps are used to hedge the foreign currency risks arising from the PRDC notes issued by the ANTS group, as described in Instrument 8 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long-dated foreign exchange (‘FX’) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are observable on the market. Cross currency spreads may be market observable or unobservable depending on the liquidity of the cross currency pair. As the Japanese Yen-US dollar cross currency pair related to the PRDC notes is liquid, the cross currency spreads (including long-dated cross currency spread) for these swaps are market observable.

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

174	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

2. Derivative assets - Equity and credit contracts

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

HPI Forward Growth Rate

Long-dated HPI forward growth rate is not directly observable in the market but is estimated from broker quotes and traded forward contracts. A specific spread is applied to the long-dated forward growth rate to reflect the uncertainty surrounding long-dated data. This spread is calculated by analysing the historical volatility of the HPI, whilst incorporating mean reversion. An adjustment is made to reflect the specific property risk as for the HPI spot rate above.

Mortality Rate

Mortality rates are obtained from the PNMA00 and PNFA00 Continuous Mortality Investigation Tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of ANTS group’s reversionary property products underlying the derivatives.

3. Derivative assets - Equity and credit contracts

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

Abbey National Treasury Services plc 2013 Annual Report	175

Financial Statements

Notes to the Financial Statements continued

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

6. FVTPL – Debt securities

These securities consist of asset-backed securities issued by Banco Santander entities. Each instrument is valued with reference to the price from a consensus pricing service. This is then corroborated against the price from another consensus pricing service due to the lack of depth in the number of available market quotes. An average price is used where there is a more than insignificant difference between the two sources. The significant unobservable input is the adjustment to the credit spread embedded in the pricing consensus quotes.

7. Derivative liabilities – Equity contracts

These derivatives are the same as Instrument 4 with the exception that they have a negative fair value.

8. FVTPL – Debt securities in issue

These debt securities in issue are PRDC notes. These notes are financial structured products where an investor is seeking a better return and a borrower/issuer a lower rate by taking advantage of the interest rate differential between two countries. The note pays a foreign interest rate in the investor’s domestic currency. The power component of the name denotes higher initial coupons and the fact that coupons rise as the domestic/foreign exchange rate depreciates. The power feature comes with a higher risk for the investor. Cash flows may have a digital cap feature where the rate gets locked once it reaches a certain threshold. Other add-on features are barriers such as knockouts and cancellation provisions for the issuer.

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

176	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2013	408	110	518	(72)	(86)	(158)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(10)	7	(3)	8	7	15
- Foreign exchange and other movements	(11)	6	(5)	(12)	12	—
Settlements	(40)	(14)	(54)	8	30	38

At 31 December 2013	347	109	456	(68)	(37)	(105)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(21)	13	(8)	(4)	19	15

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2012	430	109	539	(89)	(141)	(230)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	4	7	11	3	7	10
- Foreign exchange and other movements	(12)	(1)	(13)	—	16	16
Purchases	10	—	10	—	—	—
Settlements	(24)	(5)	(29)	14	32	46

At 31 December 2012	408	110	518	(72)	(86)	(158)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(8)	6	(2)	3	23	26

Financial instrument assets and liabilities at 31 December 2013

Financial instrument assets valued using internal models based on information other than market data were 0.9% (2012: 1%) of total assets measured at fair value and 0.2% (2012: 0.2%) of total assets at 31 December 2013.

Derivative assets decreased in 2013 principally due to settlements and foreign exchange and fair value movements. Assets designated at fair value through profit or loss decreased marginally in 2013 principally due to settlements.

Financial instrument liabilities valued using internal models based on information other than market data were 0.2% (2012: 0.3%) of total liabilities measured at fair value and 0.01% (2012: 0.1%) of total liabilities at 31 December 2013.

Derivative liabilities decreased in 2013 primarily due to settlements and fair value movements. Liabilities designated at fair value through profit or loss decreased in 2013 principally due to settlements.

Financial instrument assets and liabilities at 31 December 2012

Financial instrument assets valued using internal models based on information other than market data were 0.9% (2011: 1%) of total assets measured at fair value and 0.2% (2011: 0.2%) of total assets at 31 December 2012. Derivative assets decreased in 2012 principally due to settlements and foreign exchange movements offset by purchases. Assets designated at fair value through profit or loss decreased in 2012 as primarily due to sales offset by increases in fair value movements.

Financial instrument liabilities valued using internal models based on information other than market data were 0.3% (2011: 0.3%) of total liabilities measured at fair value and 0.1% (2011: 0.1%) of total liabilities at 31 December 2012.

Derivative liabilities decreased in 2012 primarily due to settlements. Liabilities designated at fair value through profit or loss decreased due to fair value and foreign exchange movements and settlements.

Gains and losses for the year ended 31 December 2013

Losses of £21m in respect of derivatives assets principally reflected changes in credit spreads and the HPI Index and unfavourable movements in foreign exchange rates. Gains of £13m in respect of assets designated at fair value through profit or loss primarily reflects the mark to market volatility on a reduced portfolio of mortgage backed securities.

Losses of £4m in respect of derivatives liabilities principally reflected changes in credit spreads and the HPI Index. Gains of £19m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange. They are fully matched with derivatives.

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

Abbey National Treasury Services plc 2013 Annual Report	177

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

Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The potential effects do not take into effect any hedged positions.

31 December 2013

						Reflected in income statement
	Fair value		Significant unobservable input			Favourable	Unfavourable
Balance sheet note line item and product	£m		Assumptive value		Shift	changes	changes
			Range(1)	Weighted Average		£m	£m
2. Derivative assets – Equity and credit contracts:	71	HPI Forward growth rate	0%-5%	2.67%	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	578 (2)	10%	8	(8)
3. Derivative assets – Equity and credit contracts:	13	Probability of default	0.1%-1.2%	0.7%	20%	3	(3)
– Credit default swaps
4. Derivative assets – Equity and credit contracts:	249	HPI Forward growth rate	0%-5%	1.62%	1%	5	(5)
– Options and forwards		HPI Spot rate	n/a	565 (2)	10%	11	(10)
5. FVTPL – Loans and advances to customers:	51	HPI Forward growth rate	0%-5%	2.67%	1%	1	(1)
– Roll-up mortgage portfolio
6. FVTPL – Debt securities:	58	Credit spread	0%-15%	5%	10%	6	(6)
– Mortgage-backed securities
7. Derivative liabilities - Equity and credit contracts:	(68)	HPI Forward growth rate	0%-5%	1.62%	1%	2	(2)
– Options and forwards		HPI Spot rate	n/a	565 (2)	10%	7	(10)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2013.

31 December 2012

						Reflected in income statement
	Fair value		Significant unobservable input			Favourable	Unfavourable
Balance sheet note line item and product	£m		Assumptive value		Shift	changes	changes
			Range(1)	Weighted Average		£m	£m
2. Derivative assets – Equity and credit contracts:	76	HPI Forward growth rate	0%-5%	2.87%	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	536 (2)	10%	8	(8)
3. Derivative assets – Equity and credit contracts:	17	Probability of default	0.1%-1.2%	0.7%	20%	3	(3)
– Credit default swaps
4. Derivative assets – Equity and credit contracts:	279	HPI Forward growth rate	0%-5%	2.21%	1%	7	(7)
– Options and forwards		HPI Spot rate	n/a	521 (2)	10%	12	(11)
5. FVTPL – Loans and advances to customers:	61	HPI Forward growth rate	0%-5%	2.94%	1%	2	(2)
– Roll-up mortgage portfolio
6. FVTPL – Debt securities:	49	Credit spread	2%-12%	6%	10%	5	(5)
– Mortgage-backed securities
7. Derivative liabilities - Equity and credit contracts:	(72)	HPI Forward growth rate	0%-5%	2.21%	1%	3	(3)
– Options and forwards		HPI Spot rate	n/a	521 (2)	10%	6	(9)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2012.

No sensitivities are presented for the FVTPL—debt securities in issue (instrument 8) and related exchange rate derivatives (instrument 1) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

178	Abbey National Treasury Services plc 2013 Annual Report

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

At 31 December 2013	Group
	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	4,874	—	—	—	37	—	—	—	—	4,911
Trading assets	5,411	—	—	—	—	32	14,209	1,677	1,233	22,562
Derivative financial instruments	176	311	486	685	729	1,708	1,395	12,947	11,693	30,130
Financial assets designated at FVTPL	—	—	—	—	—	—	2	27	2,948	2,977
Loans and advances to banks	28,927	10,885	40,318	7,312	5,104	1,141	1,052	8,893	11,875	115,507
Loans and advances to customers	1	5,409	2,671	1,840	225	2,134	4,114	10,485	18,343	45,222
Available-for-sale securities	—	—	—	—	—	—	—	2,077	1,146	3,223
Loans and receivables securities	—	—	—	—	—	—	—	—	151	151
Macro hedge of interest rate risk	—	1	2	9	24	9	19	52	460	576

Total financial assets	39,389	16,606	43,477	9,846	6,119	5,024	20,791	36,158	47,849	225,259
Other assets	209	—	—	—	—	—	—	—	—	209

Total assets	39,598	16,606	43,477	9,846	6,119	5,024	20,791	36,158	47,849	225,468

Liabilities
Deposits by banks	17,921	2,942	12,050	18,660	9,506	2,607	12,458	28,136	20,594	124,874
Deposits by customers	134	1,831	471	546	—	1,602	55	2,326	1,001	7,966
Derivative financial instruments:
- Held for trading	206	263	357	348	471	750	1,949	3,757	14,180	22,281
- Held for hedging(1)	—	9	29	39	45	28	175	295	695	1,315
Trading liabilities	1,883	11,504	4,631	255	204	304	277	1,279	1,224	21,561
Financial liabilities designated at FVTPL	—	141	584	214	107	434	370	738	907	3,495
Debt securities in issue	—	2,201	2,862	3,229	2,140	1,491	4,790	9,517	9,282	35,512

Total financial liabilities	20,144	18,891	20,984	23,291	12,473	7,216	20,074	46,048	47,883	217,004
Other liabilities	—	368	—	—	—	—	—	—	—	368
Equity (1)	—	—	—	—	—	—	—	—	3,168	3,168

Total liabilities and shareholders equity	20,144	19,259	20,984	23,291	12,473	7,216	20,074	46,048	51,051	220,540

Off-balance sheet commitments given	—	26	112	230	75	295	1,514	6,370	1,882	10,504

At 31 December 2012	Group
	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	365	—	—	—	23	—	—	—	—	388
Trading assets	1	13,013	4,800	1,143	2,218	31	26	483	867	22,582
Derivative financial instruments	104	590	562	725	396	387	1,768	6,439	24,488	35,459
Financial assets designated at fair value	—	—	—	—	—	—	—	122	3,694	3,816
Loans and advances to banks	28,177	2,040	37,883	3,826	4,653	4,268	14,243	10,101	2,238	107,429
Loans and advances to customers	71	2,858	4,556	1,589	866	348	2,598	16,398	20,973	50,257
Available-for-sale securities	—	—	—	150	1,752	—	—	2,899	395	5,196
Loans and receivables securities	—	—	—	—	—	—	—	—	175	175
Macro hedge of interest rate risk	—	20	18	10	1	1	82	266	778	1,176

Total financial assets	28,718	18,521	47,819	7,443	9,909	5,035	18,717	36,708	53,608	226,478
Other assets	37	—	—	—	—	—	—	—	—	37

Total assets	28,755	18,521	47,819	7,443	9,909	5,035	18,717	36,708	53,608	226,515

Liabilities
Deposits by banks	6,360	12,843	12,468	7,663	9,019	8,800	19,994	21,063	20,582	118,792
Deposits by customers	145	162	400	417	441	186	2,717	845	1,103	6,416
Derivative financial instruments:
- Held for trading	185	638	365	502	343	301	829	6,358	24,643	34,164
- Held for hedging(1)	3	8	156	—	—	233	432	783	—	1,615
Trading liabilities	4,377	5,574	4,670	1,649	237	108	752	786	3,299	21,452
Financial liabilities designated at fair value	—	735	341	129	334	165	539	1,031	836	4,110
Debt securities in issue	—	5,183	2,367	2,273	1,576	324	5,430	10,989	10,619	38,761

Total financial liabilities	11,070	25,143	20,767	12,633	11,950	10,117	30,693	41,855	61,082	225,310
Other liabilities	—	152	—	—	—	—	—	—	—	152
Equity (2)	—	—	—	—	—	—	—	—	3,808	3,808

Total liabilities and shareholders equity	11,070	25,295	20,767	12,633	11,950	10,117	30,693	41,855	64,890	229,270

Off-balance sheet commitments given	25	139	64	600	176	182	549	5,678	1,940	9,353

(1)	Comprises the derivative liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.
(2)	Equity has no maturity and therefore has been classified in the “over five years” column.

Abbey National Treasury Services plc 2013 Annual Report	179

Financial Statements

Notes to the Financial Statements continued

At 31 December 2013	Company
	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	4,874	—	—	—	37	—	—	—	—	4,911
Trading assets	5,411	—	—	—	—	32	14,209	1,677	1,233	22,562
Derivative financial instruments	176	311	486	685	729	1,708	1,395	13,945	11,693	31,128
Financial assets designated at fair value	—	—	—	—	—	—	2	27	2,948	2,977
Loans and advances to banks	28,920	10,885	40,219	7,272	5,057	1,126	1,029	8,456	10,692	113,656
Loans and advances to customers	10	5,412	2,659	1,822	222	2,083	3,952	9,580	15,257	40,997
Available-for-sale securities	—	—	—	—	—	—	—	2,077	1,146	3,223
Loans and receivables securities	—	—	—	—	—	—	—	—	151	151
Macro hedge of interest rate risk	—	1	2	9	24	9	19	52	460	576

Total financial assets	39,391	16,609	43,366	9,788	6,069	4,958	20,606	35,814	43,580	220,181
Other assets	255	—	—	—	—	—	—	—	—	255

Total assets	39,646	16,609	43,366	9,788	6,069	4,958	20,606	35,814	43,580	220,436

Liabilities
Deposits by banks	17,921	2,942	12,050	18,660	9,506	2,607	12,458	28,136	20,594	124,874
Deposits by customers	149	3,254	1,359	1,250	163	1,587	50	2,310	991	11,113
Derivative financial instruments:
- Held for trading	206	263	357	348	471	750	1,949	3,757	14,180	22,281
- Held for hedging(1)	—	9	29	39	45	28	175	295	695	1,315
Trading liabilities	1,883	11,504	4,631	255	204	304	277	1,279	1,224	21,561
Financial liabilities designated at fair value	—	141	584	214	107	434	370	738	907	3,495
Debt securities in issue	—	790	1,851	2,561	1,922	1,491	4,790	9,517	9,282	32,204

Total financial liabilities	20,159	18,903	20,861	23,327	12,418	7,201	20,069	46,032	47,873	216,843
Other liabilities	—	364	—	—	—	—	—	—	—	364
Equity (1)	—	—	—	—	—	—	—	—	3,160	3,160

Total liabilities and shareholders equity	20,159	19,267	20,861	23,327	12,418	7,201	20,069	46,032	51,033	220,367

Off-balance sheet commitments given	—	26	112	230	75	295	1,514	6,370	1,882	10,504

At 31 December 2012	Company
	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	365	—	—	—	23	—	—	—	—	388
Trading assets	1	13,012	4,800	1,143	2,218	31	26	483	497	22,211
Derivative financial instruments	105	590	562	725	396	387	1,803	6,439	24,489	35,496
Financial assets designated at fair value	—	—	—	—	—	—	—	122	3,694	3,816
Loans and advances to banks	28,163	2,038	37,884	3,819	4,638	4,248	14,127	9,911	2,238	107,066
Loans and advances to customers	122	2,877	4,594	1,566	846	337	2,461	14,508	20,981	48,292
Available-for-sale securities	—	—	—	1,143	2,218	31	26	483	395	4,296
Loans and receivables securities	—	—	—	—	—	—	—	—	175	175
Macro hedge of interest rate risk	—	20	18	10	1	1	82	266	778	1,176

Total financial assets	28,756	18,537	47,858	8,406	10,340	5,035	18,525	32,212	53,247	222,916
Other assets	2,221	—	—	—	—	—	—	—	—	2,221

Total assets	30,977	18,537	47,858	8,406	10,340	5,035	18,525	32,212	53,247	225,137

Liabilities
Deposits by banks	6,360	12,843	12,468	7,663	9,019	8,800	19,994	21,063	20,582	118,792
Deposits by customers	254	1,730	926	654	503	171	2,721	2,723	1,093	10,775
Derivative financial instruments:
- Held for trading	185	638	365	502	343	301	829	6,358	24,643	34,164
- Held for hedging(1)	3	8	156	—	—	233	432	783	—	1,615
Trading liabilities	4,377	5,574	4,670	1,649	237	108	752	786	3,299	21,452
Financial liabilities designated at fair value	—	735	341	129	334	165	539	1,031	836	4,110
Debt securities in issue	—	3,646	1,865	2,034	1,568	324	5,430	10,989	10,619	36,475

Total financial liabilities	11,179	25,174	20,791	12,631	12,004	10,102	30,697	43,733	61,072	227,383
Other liabilities	—	149	—	—	—	—	—	—	—	149
Equity (1)	—	—	—	—	—	—	—	—	3,721	3,721

Total liabilities and shareholders equity	11,179	25,323	20,791	12,631	12,004	10,102	30,697	43,733	64,793	231,253

Off-balance sheet commitments given	25	139	64	600	176	182	549	5,678	1,940	9,353

(1)	Comprises the derivative liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.
(2)	Equity has no maturity and therefore has been classified in the “over five years” column.

As the above table is based on contractual maturities, no account is taken of a customer’s ability to repay early where it exists. The repayment terms of debt securities may be accelerated in line with the covenants described in Note 31. In addition, no account is taken of the possible early repayment of the ANTS group’s mortgage-backed non-recourse finance which is redeemed by the Santander UK group as funds become available from redemptions of the residential mortgages. The Santander UK group has no control over the timing and amount of redemptions of residential mortgages.

180	Abbey National Treasury Services plc 2013 Annual Report

Financial Statements

Notes to the Financial Statements continued

42. OFFSETTING FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 32 Financial Instruments: Presentation, the ANTS group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

•	All financial assets and liabilities that are reported net on the balance sheet; and

•

All derivative financial instruments and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

For derivative contracts, the ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur. Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur.

For repurchase and reverse repurchase agreements and other similar secured lending and borrowing, the ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

The ANTS group engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables below do not purport to represent the ANTS group’s actual credit exposure.

	Group
	Amounts subject to enforceable netting arrangements
31 December 2013	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts reported on the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Assets not subject to enforceable netting arrangements(2)	Balance sheet total(3)
	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	23,129	(1,832)	21,297	(15,413)	(1,455)	4,429	253	21,550
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	18,622	(10,215)	8,407	(3,372)	(5,035)	—	22	8,429
- Loans and advances to banks	516	—	516	(466)	(50)	—	275	791
Loans and advances to customers and banks (4)	241,520	(129,919)	111,601	(107,751)	—	3,850	42,365	153,966

Total assets	283,787	(141,966)	141,821	(127,002)	(6,540)	8,279	42,915	184,736

Derivative financial liabilities	23,181	(1,832)	21,349	(15,413)	(1,798)	4,138	147	21,496
Repurchase, securities lending & similar agreements:
- Trading liabilities	23,837	(10,215)	13,622	(3,235)	(10,387)	—	500	14,122
- Deposits by banks	5,636	—	5,636	(137)	(5,499)	—	—	5,636
Deposits by customers and banks (4)	244,900	(129,919)	114,981	(107,751)	—	7,230	7,861	122,842

Total liabilities	297,554	(141,966)	155,588	(126,536)	(17,684)	11,368	8,508	164,096

	Group
	Amounts subject to enforceable netting arrangements
31 December 2012	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts reported on the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Assets not subject to enforceable netting arrangements(2)	Balance sheet total(3)
	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	33,023	—	33,023	(28,139)	(2,763)	2,121	253	33,276
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	26,784	(12,411)	14,373	(5,223)	(9,150)	—	335	14,708
- Loans and advances to banks	799	—	799	(478)	(321)	—	—	799
Loans and advances to customers and banks (4)	257,956	(153,131)	104,825	(96,147)	—	8,678	46,112	150,937

Total assets	318,562	(165,542)	153,020	(129,987)	(12,234)	10,799	46,700	199,720

Derivative financial liabilities	33,941	—	33,941	(28,139)	(2,476)	3,326	147	34,088
Repurchase, securities lending & similar agreements
- Trading liabilities	23,289	(12,411)	10,878	(4,596)	(6,282)	—	802	11,680
- Deposits by banks	6,336	—	6,336	(1,105)	(5,231)	—	—	6,336
Deposits by customers and banks (4)	261,446	(153,131)	108,315	(96,147)	—	12,168	6,133	114,448

Total liabilities	325,012	(165,542)	159,470	(129,987)	(13,989)	15,494	7,082	166,552

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to intercompany balances that are subject to netting.

Abbey National Treasury Services plc 2013 Annual Report	181

Financial Statements

Notes to the Financial Statements continued

	Company
	Amounts subject to enforceable netting arrangements
31 December 2013	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts reported on the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Assets not subject to enforceable netting arrangements(2)	Balance sheet total(3)
	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	22,736	(1,832)	20,904	(15,413)	(1,455)	4,036	646	21,550
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	18,622	(10,215)	8,407	(3,372)	(5,035)	—	22	8,429
- Loans and advances to banks	516	—	516	(466)	(50)	—	275	791
Loans and advances to customers and banks (4)	241,517	(129,920)	111,597	(107,751)	—	3,846	42,372	153,969

Total assets	283,391	(141,967)	141,424	(127,002)	(6,540)	7,882	43,315	184,739

Derivative financial liabilities	23,102	(1,832)	21,270	(15,413)	(1,798)	4,059	226	21,496
Repurchase, securities lending & similar agreements:
- Trading liabilities	23,837	(10,215)	13,622	(3,235)	(10,387)	—	500	14,122
- Deposits by banks	5,636	—	5,636	(137)	(5,499)	—	—	5,636
Deposits by customers and banks (4)	244,899	(129,919)	114,980	(107,751)	—	7,229	11,054	126,034

Total liabilities	297,474	(141,966)	155,508	(126,536)	(17,684)	11,288	11,780	167,288

	Company
	Amounts subject to enforceable netting arrangements
31 December 2012	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts reported on the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Assets not subject to enforceable netting arrangements(2)	Balance sheet total(3)
	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	33,059	—	33,059	(28,139)	(2,763)	2,157	253	33,312
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	26,784	(12,411)	14,373	(5,223)	(9,150)	—	335	14,708
- Loans and advances to banks	797	—	797	(478)	(319)	—	—	797
Loans and advances to customers and banks (4)	257,952	(153,131)	104,821	(96,147)	—	8,674	46,212	151,033

Total assets	318,592	(165,542)	153,050	(129,987)	(12,232)	10,831	46,800	199,850

Derivative financial liabilities	33,941	—	33,941	(28,139)	(2,476)	3,326	147	34,088
Repurchase, securities lending & similar agreements:
- Trading liabilities	23,289	(12,411)	10,878	(4,596)	(6,282)	—	802	11,680
- Deposits by banks	6,336	—	6,336	(1,105)	(5,231)	—	—	6,336
Deposits by customers and banks (4)	261,446	(153,131)	108,315	(96,147)	—	12,168	10,483	118,798

Total liabilities	325,012	(165,542)	159,470	(129,987)	(13,989)	15,494	11,432	170,902

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to intercompany balances that are subject to netting.

43. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the ANTS group’s regulatory filings.

Capital management and capital allocation

Within the Santander UK group, capital is managed on a Santander UK group basis. The Santander UK Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Santander UK Chief Executive Officer and from her to specific individuals who are members of the Santander UK Capital Committee.

The Capital Committee adopts a centralised capital management approach that is driven by the Santander UK group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s risk appetite, the management strategy for each of the Santander UK group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements. This approach is reviewed annually as part of the Santander UK group’s Internal Capital Adequacy Assessment Process (‘ICAAP’).

The Santander UK group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly by the Capital Committee. Capital requirements are also reviewed as part of the ICAAP while debt funding and liquidity are also reviewed as part of the Internal Liquidity Adequacy Assessment (‘ILAA’) process. To support its capital and senior debt issuance programmes, the Company is rated on a stand alone basis.

182	Abbey National Treasury Services plc 2013 Annual Report

XXXXXX

XXXXXXXX continued

On an ongoing basis, and in accordance with the latest ICAAP review, the Santander UK group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning process which generates the Santander UK group’s strategic 3-Year Plan. Alongside this plan, Santander UK develops a series of macro economic scenarios to stress test its capital requirements and confirm that it has adequate regulatory capital resources to meet its projected and stressed regulatory capital requirement and to meet its obligations as they fall due. Internally assigned buffers augment the various regulatory minimum capital criteria. Buffers are held in order to ensure there is sufficient time for management actions to be implemented against unexpected movements.

Decisions on the allocation of capital resources are conducted as part of the Santander UK group’s strategic three year planning process based on the relative returns on capital using both economic and regulatory capital measures. Capital allocations are reviewed in response to changes in risk appetite and risk management strategy, changes to the commercial environment, changes in key economic indicators or when additional capital requests are received. This combination of regulatory and economic capital ratios and limits, internal buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil the Santander UK group’s capital needs.

Capital adequacy

The ANTS group manages its capital on a Basel II basis. During the years ended 31 December 2013 and 2012, ANTS held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the “Capital Support Deed”) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of section 10 of the Prudential Sourcebook for Banks, Building Societies and Investment Firms (“BIPRU”) of the PRA Handbook. Under section 10.8 of BIPRU, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements.

Group Capital

	2013 £m	2012 £m
Tier 1 capital	3,166	3,785
Deductions from Tier 1 capital	(28)	(29)

Total Tier 1 capital	3,138	3,756
Tier 2 Capital	3	2

Total capital resources	3,141	3,758

Tier 1 includes audited profits for the years ended 31 December 2013 and 2012 respectively after adjustment to comply with PRA rules. Tier 1 deductions relate to intangible assets and expected losses. The expected loss deduction represents the difference between expected loss calculated in accordance with the ANTS group’s Basel II IRB models, and the impairment losses calculated in accordance with IFRS. The ANTS group’s accounting policy for impairment loss allowances is set out in Note 1. Regulatory expected losses are higher than the impairment losses as the expected loss amount includes all losses that are anticipated to arise over the twelve months following the balance sheet date, not just those incurred at the balance sheet date. In addition, the ANTS group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset. Tier 2 capital consists of collectively assessed impairment allowances on standardised portfolios.

During 2013, capital decreased by £617m to £3,141m (2012: £3,758m). This decrease was largely due to dividends declared of £750m, partly offset by retained profits. The dividend was part of an internal reorganisation of capital within the Santander UK group. In addition, the Company had not paid a dividend since 2010.

44. EVENTS AFTER THE BALANCE SHEET DATE

With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L., became the beneficial owner of the entire issued ordinary share capital of the Company’s parent Santander UK plc by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L.. This represented a change in control for Santander UK and the Company.

Abbey National Treasury Services plc 2013 Annual Report	183

Shareholder Information

Risk Factors

An investment in Abbey National Treasury Services plc (the “Company”) and together with its subsidiaries (“us” or “we”) involves a number of risks, the material ones of which are set out below. As a consequence of the reciprocal guarantee given by the Company in respect of the liabilities of Santander UK plc, we are exposed to the same risk factors as Santander UK, of which we are a significant part.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately or loses one or more of its key senior executives and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We are vulnerable to disruptions and volatility in the global financial markets.

In the past six years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly between 2007 and 2009 and many countries, including the United Kingdom (the “UK”), went through a prolonged recession. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by central banks and governments providing liquidity, whilst many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions). The global economic slowdown, and the downturn in the UK in particular, had a negative impact on the UK economy and adversely affected our business.

In particular, we may face, among others, the following risks related to an economic downturn:

•

Increased regulation of our industry. Compliance with such regulation may increase our costs, may affect the pricing for our products and services, and limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to comply fully or in a timely manner with their existing obligations.

•

The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how such conditions may impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Any worsening of the global economic conditions may delay the recovery of the international financial industry and impact our operating results, financial condition and prospects.

•	Adverse macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

Despite recent improvements in certain segments of the global economy, uncertainties remain concerning the future economic environment. There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly. Such economic uncertainties could have a negative impact on our business and results of operations. Investors remain cautious and, for example, the downgrade of certain sovereign debt has induced greater volatility in the capital markets. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, Santander UK may be forced to raise the rates it pays on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on Santander UK’s interest margins and liquidity.

If all or some of the foregoing risks were to materialise, this could have a material adverse effect on us.

Our operating results, financial condition and prospects may be materially impacted by economic conditions in the UK.

Santander UK’s business activities are concentrated in the UK and on the offering of mortgage, loan, deposits and banking and savings related products and services to retail and corporate customers. As a consequence, our operating results, financial condition and prospects are significantly affected by economic conditions in the UK generally.

Our financial performance is intrinsically linked to the UK economy. Whilst evidence of recovery has emerged, the possibility of a renewed economic downturn, along with its concomitant impacts on our profitability, remains a real risk. Conversely, strengthened UK economic performance may increase the possibility of a higher interest rate environment. In such a scenario, other market participants might offer more competitive product pricing resulting in increased customer attrition.

Uncertainty surrounding the future of the eurozone is less acute than before, but slow growth increase may pose a risk of a further slowdown in the UK’s principal export markets which would have an adverse effect on the broader UK economy.

Adverse changes in the credit quality of our and Santander UK’s borrowers and counterparties or a general deterioration in UK or global economic conditions could reduce the recoverability and value of our and Santander UK’s assets and require an increase in the level of provisions for bad and doubtful debts. Likewise, a significant reduction in the demand for our and Santander UK’s products and services could negatively impact our business and financial condition. UK economic conditions and uncertainties may have an adverse effect on the quality of our and Santander UK’s loan portfolio and may result in a rise in delinquency and default rates.

184	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Risk Factors continued

There can be no assurance that we will not have to increase our provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond our control. Material increases in our provisions for loan losses and write-offs/charge-offs could have an adverse effect on our operating results, financial condition and prospects.

The UK Government has taken measures to address the exceptionally high level of national debt, including tax increases and public spending cuts. Credit quality could be adversely affected by a renewed increase in unemployment. Any related significant reduction in the demand for our products and services could have a material adverse effect on our and Santander UK’s operating results, financial condition and prospects.

Exposure to UK political developments could have a material adverse effect on us.

The outcome of any future UK political developments, including but not limited to any changes in government structure and policies, could affect the fiscal, monetary and regulatory landscape to which we are subject and therefore no assurance can be given that our operating results, financial condition and prospect would not be adversely impacted as a result.

We are subject to regulatory capital and leverage requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

We are subject to capital adequacy requirements applicable to banks and adopted by the Prudential Regulation Authority (“PRA”) of the Bank of England which provide for a minimum ratio of total capital to risk-adjusted assets both on a consolidated basis and on a solo-consolidated basis (the basis used by the PRA solely for the purpose of the calculation of capital resources and capital resources requirements, which measure the capital of the Company) and in 2013 included a minimum ratio of Core Tier 1 capital to risk weighted assets on a consolidated basis. From 2014 we will be subject to a minimum ratio of Common Equity Tier 1 capital to risk weighted assets, Tier 1 capital to risk weighted assets and total capital to risk weighted assets each on both a consolidated basis and on a solo-consolidated basis. Any failure by us to maintain our ratios may result in administrative actions or sanctions which may affect our ability to fulfil our obligations.

In response to the recent financial crisis, the PRA imposed more stringent capital adequacy requirements. For instance, the PRA adopted a supervisory approach in relation to certain large UK banks, including Santander UK, under which those banks were expected to maintain Core Tier 1 capital in excess of the minimum levels required by the then existing rules and guidance of the PRA. The PRA has continued to impose such higher capital requirements and we have been required to hold Core Tier 1 capital reserves equivalent to at least 7 per cent. of our risk-weighted assets and to maintain a 3% Tier 1 leverage ratio. In the future, the PRA may impose further higher capital requirements and also increase capital ratios as part of the implementation of UK macro-prudential capital regulation tools.

In December 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed comprehensive changes to the capital adequacy framework, known as Basel III. A revised version of these proposals was issued in June 2011. The reforms to the regulatory capital framework were proposed to raise the resilience of the banking sector, through increasing both the quality and quantity of the regulatory capital base and enhancing the risk coverage of the capital framework. As part of these reforms, the amount and quality of capital that institutions are required to hold was raised, innovative Tier 1 capital instruments with an incentive to redeem were to be phased out and the rules for determining Tier 2 capital instruments were to be harmonised. Basel III also requires institutions to build counter-cyclical capital buffers that could be drawn upon in stress periods and to hold a capital conservation buffer above minimum capital ratio levels, which have the effect of raising the minimum level of tangible common equity capital from 2 per cent. to 7 per cent. of risk-weighted assets. In addition, a leverage ratio was proposed for institutions as a backstop, which would be applied alongside current risk-based regulatory capital requirements. The Basel Committee has also proposed introducing additional capital requirements for systemically important institutions from 2016.

The implementation of Basel III in the European Union is being performed through the Capital Requirements Directive IV and the Capital Requirements Regulation (“CRD IV”) legislative package. CRD IV was published in the Official Journal on 27 June 2013 and will come into effect on 1 January 2014, with particular requirements being phased in over a period of time to be effective by 2019, although requirements relating to certain deductions from Common Equity Tier 1 could be delayed until 2024. CRD IV substantially reflects the Basel III capital and liquidity standards and facilitates the applicable implementation timeframes. However, certain issues continue to remain under discussion and certain details remain to be clarified in further binding technical standards to be issued by the European Banking Authority. On 19 December 2013, the PRA published its rules and supervisory statements associated with the implementation of CRD IV, which cover prudential rules for banks, building societies and investment firms.

In addition to Basel III and CRD IV, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These include:

•

the introduction of recovery and resolution planning requirements (popularly known as “living wills”) for banks and other financial institutions as contingency planning for the failure of a financial institution that may affect the stability of the financial system, as set out in the PRA’s final rules on recovery and resolution planning which came into force on 1 January 2014;

•	the introduction of more regular and detailed reporting obligations;

•	a move to pre-funding of the deposit protection scheme in the UK, which affects Santander UK as a whole; and

•	proposed revisions to the approaches for determining trading book capital requirements and banking book risk-weighted assets from the Basel Committee.

These measures could have a material adverse effect on our operating results, and consequentially, on our financial condition and prospects. There is a risk that changes to the UK’s capital adequacy regime (including any increase to the minimum leverage ratio) may result in increased minimum capital requirements, which could reduce available capital for business purposes and thereby adversely affect our profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively we could restructure our balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect our ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of our capital position.

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy.

Abbey National Treasury Services plc 2013 Annual Report	185

Shareholder Information

Risk Factors continued

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

On 5 October 2009, the FSA published liquidity rules which significantly broadened the scope of the existing liquidity regime. These were designed to enhance regulated firms’ liquidity risk management practices. As part of these reforms, the FSA implemented requirements for financial institutions to hold prescribed levels of specified liquid assets and have in place other sources of liquidity to address the institution-specific and market-wide liquidity risks that institutions may face in short-term and prolonged stress scenarios. These rules have applied to us since June 2010 with some subsequent technical revisions.

In addition to the changes to the capital adequacy framework published in December 2010 described above, the Basel Committee also published its global quantitative liquidity framework, comprising the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) metrics, with objectives to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR was subsequently revised by the Basel Committee in January 2013. These revisions amended the definition of high-quality liquid assets and agreed a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions.

As with the Basel Committee’s proposed changes to the capital adequacy framework, the Basel III liquidity standards are being implemented within the European Union through the CRD IV / CRR legislative package. As mentioned above, CRD IV / CRR substantially reflects the Basel III liquidity standards and the applicable implementation timeframes. However, various related issues remain under discussion, particularly on the detail of final liquidity and leverage rules. In January 2014 the Basel Committee published amendments to the Leverage Ratio and technical revisions to the NSFR ratio, confirming that it remains the intention that the latter ratio, including any future revisions, will become a minimum standard by 1 January 2018. Also, in January 2014, the Basel Committee proposed uniform disclosure standards related to the LCR and issued a new modification to the ratio, which should be adopted by banks from 1 January 2015.

There is a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs, and more stringent requirements to hold liquid assets may materially affect our lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability.

Exposure to UK Government debt could have a material adverse effect on us.

Like many other UK banks, Santander UK invests in debt securities of the UK Government largely for liquidity purposes. As of 31 December 2013, approximately 1 per cent. of its total assets and 28 per cent. of its securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

We may suffer adverse effects as a result of the continued economic and sovereign debt tensions in the eurozone.

Eurozone markets and economies continue to show signs of fragility and volatility, with recession in several economies and only sporadic access to capital markets in others. Interest rate differentials among eurozone countries indicate continued doubts about some governments’ ability to fund themselves and affect borrowing rates in those economies. Further, the possibility remains that one or more eurozone countries could depart from the euro or that the euro could be abandoned as a currency altogether, which could have negative effects on both existing contractual relations and the fulfilment of obligations by us, our counterparties and/or our customers. This in turn would have a material adverse effect on our operating results, financial position and prospects.

There is currently no established legal or practical framework to facilitate a member state’s exit from the euro. Apart from the exit process, uncertainties that heighten the risk of re-denomination include how an exiting member state would deal with its existing euro-denominated assets and liabilities and the valuation of any newly-adopted currency against the euro. These uncertainties make it impossible to predict what our losses might be as a result of any member state’s decision to exit the euro.

A wide-scale break-up of the eurozone would most likely be associated with a deterioration in the economic and financial environment in the UK and could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial condition and prospects.

The European Central Bank and European Council took action in 2012 and 2013 with the aim of reducing the risk of contagion in the eurozone and beyond. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to progress towards the creation of a banking union. Nonetheless, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone nations which are under severe financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, resulting in the further spread of the ongoing economic crisis.

The continued high cost of capital for some European governments was felt in the wholesale markets in the UK, which has resulted in an increase in the cost of retail funding and greater competition in a savings market that is growing slowly by historical standards. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. For further description of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the “Country Risk Exposure” section in the Risk Management Report on pages 85 to 91. In addition, general financial and economic conditions in the UK, which directly affect our operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

186	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Risk Factors continued

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

Although central banks around the world have made coordinated efforts to increase liquidity in the financial markets, by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and ensuring that currency swaps markets remain liquid, it is only gradually becoming known internationally how long these central bank schemes will continue or on what terms. The slowing of loose monetary policy in the US from the second half of 2013 initially led to some market disruption with direct impacts on emerging markets which experienced a withdrawal of offshore funds. The European Central Bank has yet to clarify its longer term approach to liquidity support. In October 2013, the Bank of England updated its Sterling Monetary Framework to provide more transparent liquidity insurance support in exceptional circumstances. The indexed Long Term Repo Facility will now be available to support regular bank requirements for liquidity while the Discount Window Facility has been reinforced as support for banks experiencing idiosyncratic stress. The Extended Collateral Term Repo will be made available to support markets in the event of a market wide liquidity stress.

The Bank of England and HM Treasury announced changes to the terms of the Funding for Lending Scheme (“FLS”) on 28 November 2013 to re-focus the incentives in the revised scheme towards supporting business lending in 2014. The FLS extension will allow participants to draw from the scheme from February 2014 until January 2015, but beginning in 2014 household lending will no longer generate any additional borrowing allowances as it did in the initial scheme. Instead additional allowances will now only reflect lending to businesses in 2014. Any initial borrowing allowances in the FLS extension already earned by household and business lending in 2013 will be unaffected. As at 31 December 2013, Santander UK plc had drawn £100m of UK treasury bills under the FLS.

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

For additional information about our liquidity position and other liquidity matters, including the policies and procedures we use to manage our liquidity risks, see ‘Balance Sheet Review – Liquidity and Funding’ on page 22 and ‘Risk Management Report – Liquidity and Funding risk’ on pages 71 to 78.

A sudden or unexpected shortage of funds in the banking system could lead to increased funding costs, a reduction in the term of funding instruments or require us to liquidate certain assets. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

A movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings can in some instances affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us or Santander UK, and their credit ratings of us and Santander UK and our debt in issue are based on a number of factors, including our financial strength and that of the UK economy, conditions affecting the financial services industry generally and the willingness and ability of the UK Government to provide support to systemically important UK banks.

Abbey National Treasury Services plc 2013 Annual Report	187

Shareholder Information

Risk Factors continued

Any downgrade in our credit ratings could increase our borrowing costs and could require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a credit rating downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term transactions and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts. Any of these results of a credit rating downgrade could, in turn, reduce our liquidity and have an adverse effect on us, including our operating results, financial condition and prospects. For example, Santander UK estimates that as at 31 December 2013, if Fitch, Moody’s and S&P were concurrently to downgrade its long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £7.6bn of cash and collateral. A hypothetical two notch downgrade would result in an outflow of £9.5bn of cash and collateral.

However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity

Although unsecured and secured funding stresses are included in Santander UK’s stress testing scenarios and a portion of Santander UK’s total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us. In addition, if certain counterparties terminated derivative contracts with us or other Santander UK group members and we or other Santander UK group members were unable to replace such contracts, our market risk profile could be altered.

Likewise, a downgrade of the UK sovereign credit rating, or the perception that such a downgrade may occur, may have a material adverse effect on our operating results, financial condition, prospects and the marketability and trading value of our securities. This might also impact on our own credit rating, borrowing costs and our ability to secure funding. A UK sovereign credit rating downgrade or the perception that such a downgrade may occur could also have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and/or reducing asset prices.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the credit rating agencies will maintain our current credit ratings or outlooks. Our failure to maintain favourable credit ratings and outlooks could increase our cost of funding and adversely affect our interest margins, which could have a material negative effect on us.

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

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	the market value of our securities holdings;

•	gains from sales of loans and securities; and

•	gains and losses from derivatives.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue, reducing our growth rate and might even result in losses. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rate variations could adversely affect us, including our net interest income, reducing its growth rate or even resulting in losses. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

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

If interest rates decrease, although this is likely to reduce our funding costs, it is likely to compress our interest margin, as well as adversely impacting the income we receive arising from our investments in securities and loans with similar maturities, which could have a negative effect on our operating results, financial condition and prospects.

The market value of a security with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure. The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of re-pricing terms or an inability to refinance at lower rates.

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

188	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Risk Factors continued

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

Market conditions have had resulted in, and could continue to result in, material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past six years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

Failure to successfully implement and continue to improve our credit risk management systems could materially and adversely affect our business.

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

In addition, we have refined our credit policies and guidelines to address potential risks associated with particular industries or types of customers, such as affiliated entities and group customers. However, we may not be able to timely detect these risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

We are subject to various risks associated with our derivative transactions that could have a material adverse effect on us.

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to various risks associated with these transactions, including market risk, operational risk, basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

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

Abbey National Treasury Services plc 2013 Annual Report	189

Shareholder Information

Risk Factors continued

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. Furthermore, these may require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. There can be no assurance that we will not suffer material losses from operational risks in the future, including relating to cyber attacks or other such security breaches. Further, as cyber attacks continue to evolve, we may incur significant costs in our attempt to modify or enhance our protective measures or investigate or remediate any vulnerability.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorised disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects.

In addition, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. We may be required to report events related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorised access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Our businesses and our ability to remain competitive depends to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking information technology platform utilised by Santander UK and Banco Santander, S.A), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between the Santander UK branches and main data processing centres, are critical to our businesses and our ability to compete. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot be certain that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as its competitors, this may result in a loss of the competitive advantages that we believe our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Despite our risk management policies, procedures and methods, we may nonetheless be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. For further description of our risk management policies see the Risk Management Report on pages 25 to 96. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

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

Competition with other financial institutions could adversely affect us.

Santander UK faces substantial competition in all parts of its business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. The market for UK financial services is highly competitive and the recent financial crisis continues to reshape the banking landscape in the UK, particularly the financial services and mortgage markets, reinforcing both the importance of a retail deposit funding base and the strong capitalisation of an institution. Lenders have moved increasingly towards a policy of concentrating on the highest quality customers, judged by credit score and loan to value criteria, and there is strong competition for these customers. The supply of credit is more limited for those potential customers without a large deposit or good credit history.

We expect competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. In particular, the Independent Commission on Banking (the “ICB”), chaired by Sir John Vickers, has recommended that steps be taken to increase competition in the personal and small business banking sector (including, for example, strengthening the objectives of the Financial Conduct Authority (the “FCA”) (as successor to the FSA) for the role of conduct supervision, such that it is obliged to regulate in a manner which promotes competition. On 19 December 2011, HM Treasury published its response to the ICB report, agreeing with the majority of the ICB’s recommendations. The Financial Services Act 2012 has amended the Financial Services and Markets Act 2000 (“FSMA”) with effect from 1 April 2013 to include in the FCA’s operational objectives the objective of promoting effective competition in the interests of consumers in the markets for regulated financial services. A strong political and regulatory will to foster consumer choice in retail financial services could lead to even greater competition in the UK personal and small business banking sector.

190	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Risk Factors continued

If financial markets remain unstable, financial institution consolidation may continue (whether as a result of the UK Government taking ownership and control over other financial institutions in the UK or otherwise). Financial institution consolidation could also result from the UK Government disposing of its stakes in those financial institutions it currently controls. Such consolidation could adversely affect our operating results, financial condition and prospects. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. Santander UK also faces competition from non-bank competitors, such as supermarkets and department stores for some credit products and generally from other loan providers.

Increasing competition could require that Santander UK increases its rates offered on deposits or lower the rates it charges on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect Santander UK’s business results and prospects by, among other things, limiting its ability to increase its customer base and expand its operations and increasing competition for investment opportunities.

In addition, if Santander UK’s customer service levels were perceived by the market to be materially below those of its competitor financial institutions, we could lose existing and potential business. If Santander UK is not successful in retaining and strengthening customer relationships, it may lose market share, incur losses on some or all of its activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

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

As we expand the range of our products and services, some of which may be at an early stage of development in the UK market, we will be exposed to new and potentially increasingly complex risks and development expenses. Our employees and risk management systems, as well as our experience and that of our partners, may not be sufficient or adequate to enable us to properly handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations.

Further, our customers may issue complaints and seek redress if they consider that they have suffered loss from our products and services, for example, as a result of any alleged misselling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to risks of potential legal action by our customers and intervention by our regulators. For further detail on our legal and regulatory risk exposures, please see the Risk Factor entitled “We are exposed to risk of loss from legal and regulatory proceedings” on page 195 and the Risk Factor entitled “Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints” on pages 195 and 196.

Any or all of the above factors, individually or collectively, could have a material adverse effect on us.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans can negatively impact our results of operations. We cannot be sure that we will be able to effectively control the level of the impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in the UK or global economic conditions, impact of political events, events affecting certain industries or events affecting financial markets and global economies.

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

Abbey National Treasury Services plc 2013 Annual Report	191

Shareholder Information

Risk Factors continued

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

The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and we may be unable to realise the full value of the collateral securing its loan portfolio.

The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond its control, including macroeconomic factors affecting the UK’s economy. The residential mortgage loan portfolio is one of Santander UK’s principal assets, comprising 83 per cent. of its loan portfolio as of 31 December 2013. As a result, it is highly exposed to developments in the residential property market in the UK.

The housing market has performed stronger than anticipated in 2013, with an increase in both house prices and the volume of property transactions. However, these increases have not so far resulted in strong growth in net mortgage lending in the market. Any further increase in house prices may be limited by the high level of prices relative to household earnings given the continued weakness seen in real earnings growth. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

The value of the collateral securing Santander UK’s loan portfolio may also be adversely affected by force majeure events such as natural disasters like floods or landslides. Any force majeure event may cause widespread damage and could have an adverse impact on the economy of the affected region and may therefore impair the asset quality of Santander UK’s loan portfolio in that area.

Santander UK may also not have sufficiently up-to-date information on the value of collateral, which may result in an inaccurate assessment for impairment losses of its loans secured by such collateral. If this were to occur, Santander UK may need to make additional provisions to cover actual impairment losses of its loans, which may materially and adversely affect our operating results, financial condition and prospects.

We have a core strategy to develop our operations organically and through acquisitions, but if we are unable to manage such development effectively, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic development, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic development objectives. Challenges that may result from our strategic development decisions include our ability to:

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

Any failure to manage our development effectively, including relating to any or all of the above challenges associated with our development plans, could have a material adverse effect on our operating results, financial condition and prospects.

From time to time, we evaluate acquisition and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms or at all. Furthermore preparations for acquisitions which do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies such as legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialise. In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.

Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Goodwill impairments may be required in relation to acquired businesses.

Santander UK has made business acquisitions in recent years and may make further in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if its valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect Santander UK’s regulatory capital. Whilst no impairment of goodwill was recognised in 2012 or 2013, there can be no assurances that Santander UK will not have to write down the value attributed to goodwill in the future, which could adversely affect our results and net assets.

192	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Risk Factors continued

We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations.

As a financial institution, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the European Union and each other location in which we operate (including in the US and, indirectly, in Spain by the Banco de España (the Bank of Spain) as a result of being part of the Banco Santander, S.A. group) which materially affects our businesses. Statutes, regulations and policies to which we are subject, in particular those relating to the banking sector and financial institutions, may be changed at any time, and the interpretation and the application of those laws and regulations by regulators is also subject to change.

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

During the recent market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. This intensive approach to supervision has been maintained by the PRA and the FCA (as successor regulatory authorities to the FSA).

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation, in particular in the UK, which are beyond our control, could materially affect our business, value of assets and operations, and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect the competitive position of the UK banks, including Santander UK, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry, for instance in relation to the PRA’s regulations on capital and liquidity risk management and also the UK Government’s introduction of the bank levy. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our business.

On 16 June 2010, the Chancellor of the Exchequer announced the creation of the ICB. The ICB was asked to consider structural and related non-structural reforms to the UK banking sector to promote financial stability and competition, and to make recommendations to the UK Government. The ICB gave its recommendations on 12 September 2011 and proposed: (i) implementation of a retail ring fence; (ii) increased capital requirements; and (iii) improvement of competition – which were broadly endorsed by the Government in its response published on 19 December 2011. A White Paper was published on 14 June 2012 detailing how the Government intends to implement the recommendations of the ICB. A draft of the initial bill to implement the ICB recommendations was published on 12 October 2012, in the format of framework legislation to put in place the architecture to effect the reforms, with detailed policy being provided for through secondary legislation. On 4 February 2013, the Financial Services (Banking Reform) Bill (the “Banking Reform Bill”) was introduced to Parliament. Draft secondary legislation covering certain aspects of the ICB’s recommendations was released for consultation in July 2013. The Government expects the primary and secondary legislation to be in place by 2015 and to take effect by 2019. On 1 October 2013, amendments were made to the Banking Reform Bill. These amendments included provisions to implement the June 2013 recommendations of the Parliamentary Commission on Banking Standards, such as the creation of a new banking standards regime covering the conduct of bank staff and a criminal offence for reckless misconduct of banking staff.

On 18 December 2013, the Banking Reform Bill (as amended) received Royal Assent in the House of Lords as the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act”). Among other things, the Banking Reform Act

•	provides HM Treasury and the PRA powers to implement the ICB recommendations;

•	introduces a senior persons regime, replacing the approved persons regime established under FSMA (as amended by the Financial Services Act 2012);

•	introduces a new criminal offence for reckless misconduct in the management of a bank;

•	establishes a new payment systems regulator to be established by the FCA; and

•

amends the Banking Act 2009 to include a bail-in stabilisation option forming part of the special resolution regime (see the Risk Factor entitled “The Banking Act, the Banking Reform Act and similar European legislation, may adversely affect our business” on page 196 for further detail).

It is too early to assess the full impact of the Banking Reform Act and any ancillary secondary legislation which may come into force. However, it is expected that changes to our structure and business, for example, will be necessary for us to comply with the Banking Reform Act and such changes could have an adverse effect on our operating results, financial condition and prospects.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on 21 July 2010 (the “Dodd-Frank Act”), has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a new regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation.

Within the Dodd-Frank Act, the so-called “Volcker Rule” prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in certain private funds, subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the United States. The Volcker Rule became effective on 21 July 2012 and on 31 January 2014, US regulators published final regulations to implement the Volcker Rule. In connection with the publication of final implementing regulations for the Volcker Rule, the Federal Reserve Board extended the conformance period for all banking entities until 21 July 2015, and additional extensions are possible. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period. We are assessing how the final implementing regulations for the Volcker Rule will affect our businesses and have been developing and implementing plans to bring affected businesses into compliance.

Each of these aspects of the Dodd-Frank Act, as well as others, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, poses to us is not yet known. However, such risks could be material and we could be materially and adversely affected by them.

Abbey National Treasury Services plc 2013 Annual Report	193

Shareholder Information

Risk Factors continued

In the UK and elsewhere, there is continuing political and regulatory scrutiny of the banking industry and, in particular, retail banking. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. The Competition Commission, the FSA (and, following 1 April 2013, its successor, the FCA) and the Office of Fair Trading (“OFT”) have recently carried out, or are currently conducting, several enquiries.

The resolution of a number of issues, including regulatory reforms, investigations and reviews and court cases, affecting the UK financial services industry could have an adverse effect on our operating results, financial condition and prospects, or our relations with our customers and potential customers.

The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to us has been reformed and reorganised and we are subject to any potential resulting uncertainty and changes to the UK regulatory regime in general.

Under the Financial Services Act 2012 which received Royal Assent on 19 December 2012, the UK Government introduced a range of structural reforms to UK financial regulatory bodies. Such reforms were implemented on 1 April 2013 as follows:

•	the FSA ceased to exist;

•

a new Financial Policy Committee (“FPC”) was established within the Bank of England which is responsible for macro-prudential regulation, or regulation of stability and resilience of the financial system as a whole;

•	an independent subsidiary of the Bank of England, the PRA, was established to oversee micro-prudential regulation of financial institutions that manage significant risks on their balance sheets; and

•

the FCA was established and it has the responsibility for conduct of business and markets regulation. The FCA also represents the UK’s interests in market regulation at the new European Securities and Markets Authority.

In addition, from 1 April 2014, regulation of consumer credit business (including second and subsequent charge mortgages) will be transferred from the OFT to the FCA pursuant to provisions contained in the Financial Services Act 2012. This is discussed in further detail in the Risk Factor entitled, “Various reforms to the mortgage lending and personal loans market have been proposed which could require significant implementation costs or changes to our business strategy”.

The new supervisory regimes of the PRA and the FCA are still in their initial stages, but it is already evident that implementation of the Financial Services Act 2012 has increased regulatory oversight of our activities, resulting in e.g. constraints in our business activities and increases in regulatory capital requirements. No assurance can be given that further changes will not be made to the regulatory regime in the UK generally, our particular business sectors in the market or specifically in relation to us. Any or all of these factors could have a material adverse effect on the conduct of our business and, therefore, also on our strategy and profitability, and ability to respond to and satisfy the supervisory requirements of the relevant UK regulatory authorities.

Various reforms to the mortgage lending and personal loans market have been proposed which could require significant implementation costs or changes to our business strategy.

In December 2011, the FSA published a consultation paper that consolidates proposals arising out of its wide-ranging “mortgage market review”, which was launched in October 2009 to consider strengthening rules and guidance on, among other things, affordability assessments, product regulation, arrears charges and responsible lending. The FSA’s aim was to ensure the continued provision of mortgage credit for the majority of borrowers who can afford the financial commitment of a mortgage, while preventing a re-emergence of poor lending practices as the supply of mortgage credit in the market recovers. In October 2012, the FSA published a feedback statement and final rules that will come into force on 26 April 2014. These rules will require, among other things, an assessment of affordability in accordance with detailed requirements, with transitional arrangements where the borrower does not take on additional borrowing except for essential repairs or maintenance work, and will ban self-certified loans. These rules will permit interest-only loans where there is a clearly understood and credible strategy for repaying the capital (evidence of which the lender must obtain before making the loan and check at least once during the term of the loan) and the cost of the repayment strategy must be part of the affordability assessment.

The impact of the changes is now clear and the reforms have presaged a period of significant change for our mortgage lending business which will mean reforms to its mortgage sales delivery systems, changes to its mortgage documentation and significant reform of our approach to risk assessment of prospective mortgage customers. These could have an adverse effect on our operating results, financial condition and prospects.

The Financial Services Act 2012 contains provisions enabling this transfer of consumer credit regulation (which includes new and existing second charge mortgages) from the OFT to the FCA. HM Treasury has announced that consumer credit regulation will be transferred to the FCA from 1 April 2014. The related secondary consumer credit legislation was enacted in July 2013. Under the new regime, the FCA may make rules under which, and from dates to be specified: (a) carrying on certain credit-related activities (including in relation to servicing credit agreements) otherwise than in accordance with permission from the FCA will render the credit agreement unenforceable without FCA approval and (b) the FCA will have power to render unenforceable contracts made in contravention of its rules on cost and duration of credit agreements or in contravention of its product intervention rules. The Financial Services Act 2012 also provides for formalised cooperation to exist between the FCA and the Financial Ombudsman Service (the “FOS”) (which determines complaints by eligible complainants in relation to authorised financial services firms, consumer credit licensees and certain other businesses), particularly where issues identified potentially have wider implications with a view to the FCA requiring firms to operate consumer redress schemes.

On 3 October 2013, the FCA published a further consultation paper containing detailed proposals for conduct of business and prudential rules for consumer credit firms and containing feedback to the FSA’s earlier consultation.

Given the uncertainties still surrounding the transition of the consumer credit regime from the OFT to the FCA, it is not clear what the impact on us will be. However, a likely consequence of these pending changes is that Santander UK will have to review and reform the sales processes and documentation of its consumer credit products including its credit card and unsecured personal loan products before April 2014. This review and the changes Santander UK may have to make could adversely affect its business.

194	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Risk Factors continued

Further, in March 2011, the European Commission published a proposal for a directive on credit agreements relating to residential immovable property for consumers (the “Mortgage Credit Directive”). The proposal requires, among other things, standard pre-contractual information, calculation of the annual percentage rate of charge in accordance with a prescribed formula, and a right of the borrower to make early repayment. On 10 December 2013, the European Parliament adopted the text of the proposed Mortgage Credit Directive and the European Council is expected to formally adopt the text of the Mortgage Credit Directive in one of its forthcoming meetings. The FCA Director of Mortgage and Consumer Lending stated in November 2013 that the FCA intended to publish a consultation on the implementation of the Mortgage Credit Directive in mid-2014. Until the UK implementing legislation is published, it is not certain what effect the adoption and implementation of the Mortgage Credit Directive will have on Santander UK’s mortgage business.

We are exposed to risk of loss from legal and regulatory proceedings.

We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues, including appropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could increase the amount of damages asserted against us or subject us to regulatory enforcement actions, fines and penalties. The current regulatory environment, with its increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These include the risk that:

•

certain aspects of our business may be determined by the Bank of England, the PRA, the FCA, HM Treasury, the OFT, the FOS or the courts as not to have been or being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion;

•

the alleged misselling of financial products, such as payment protection insurance (“PPI”), including as a result of having sales practices and/or rewards structures that are now deemed to have been inappropriate, results in disciplinary action (including significant fines) or requires us to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products;

•

we hold accounts for entities that might be or are subject to interest from various regulators, including the UK’s Serious Fraud Office, regulators in the US and elsewhere (we are not aware of any current investigation into us as a result of any such enquiries, but cannot exclude the possibility of our conduct being reviewed as part of any such investigation); and

•	we may be liable for damages to third parties harmed by the conduct of our business.

We are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or those in other jurisdictions where we operate, including the European Union and the United States. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be and these pending matters are not disclosed by name because they are under assessment. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there can be no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

The FCA carries out regular and frequent reviews of the conduct of business by financial institutions including banks. An adverse finding by a regulator could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, withdrawal of services, customer redress, fines and reputational damage.

Failure to manage these risks adequately could have a material adverse effect on our reputation, operating results, financial condition and prospects.

Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints.

The PRA and the FCA now have a more outcome-focused regulatory approach than their predecessor the FSA. This involves more proactive enforcement and more punitive penalties for infringement. As a result, we and other PRA and/or FCA-authorised firms are therefore facing increased supervisory intrusion and scrutiny (resulting in increasing internal compliance costs and supervision fees) and in the event of a breach of their regulatory obligations are likely to face more stringent penalties.

In particular, the FCA has a strong focus on consumer protection and it is taking a more interventionist approach in its increasing scrutiny of product terms and conditions. FSMA (as amended by the Financial Services Act 2012) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified.

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

Under the Financial Services Act 2010, the FCA has the power to require authorised firms, including us, to establish a consumer redress scheme if it considers that consumers have suffered loss or damage as a consequence of a widespread or regular regulatory failing, including misselling.

Abbey National Treasury Services plc 2013 Annual Report	195

Shareholder Information

Risk Factors continued

In recent years there have been several industry-wide issues in which the FSA (now the FCA) has intervened directly. One such issue is the misselling of PPI. In August 2010, the FSA published a policy statement entitled “The assessment and redress of Payment Protection Insurance complaints” (the “Policy Statement”). The Policy Statement contained rules which altered the basis on which regulated firms (including Santander UK plc and certain members of the Santander UK group) must consider and deal with complaints in relation to the sale of PPI and potentially increased the amount of compensation payable to customers whose complaints are upheld. A legal challenge of these rules by the British Bankers’ Association (the ‘BBA’) was unsuccessful. In light of this and the consequential increase in claims levels Santander UK performed a detailed review of our provision requirements in the first half of 2011 and, as a result, revised its provision for PPI complaint liabilities to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement for 2011. In setting the PPI provision, management estimated the total claims that were likely to be received.

While initial claim levels at the beginning of the process were quite low, this increased as a result of press coverage and the activities of the claims management companies (“CMCs”), and then began to decrease after reaching a peak in the second half of 2012. In line with expectations, the volume of activity observed and the number of complaints received decreased over 2013. Although Santander UK continues to receive a significant number of complaints via CMCs, these are declining in line with overall volumes. The PPI provision remains adequate in management’s view and will continue to be monitored.

Notwithstanding the recent trend of decreasing complaints, the ultimate financial impact on Santander UK of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the implementation of the Policy Statement, the rate at which new complaints arise, the content and quality of the complaints (including the availability of supporting evidence), the role of claims management companies and the average uphold rates and redress costs. Santander UK can make no assurance that expenses associated with PPI complaints will not exceed the provision it has made relating to these claims. More generally, Santander UK can make no assurance that our estimates for potential liabilities, based on the key assumptions it used, are correct, and the reserves taken as a result may prove inadequate. If Santander UK were to incur additional expenses that exceed provisions for PPI liabilities or other provisions, these expenses could have a material adverse effect on our operating results, financial condition and prospects.

All the above is similarly relevant to any future industry-wide misselling or other issues that could affect Santander UK, such as the sale of other retail financial products and interest-rate derivative products sold to SMEs. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to misselling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.

Decisions taken by the FOS (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the “Order”) was made on 16 December 2013 and came into force on 1 January 2014. The Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a super-complaint to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a super-complaint is made against Santander UK by a designated consumer body under this Order, any response published or action taken by the FCA could have a material adverse effect on its operating results, financial condition and prospects.

The Banking Act, the Banking Reform Act and similar European legislation, may adversely affect our business.

The Banking Act 2009 (the “Banking Act”) came into force on 21 February 2009. The special resolution regime set out in the Banking Act provides HM Treasury, the Bank of England, the PRA and the FCA (and their successor bodies) with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a “bridge bank”. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

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

In addition, pursuant to recent amendments made to the Banking Act (which amendments have not taken effect), provision has been made for tools to be used in respect of a wider range of UK entities, including investment firms and certain banking group companies, provided that certain conditions are met. HM Treasury is currently consulting on secondary legislation that specifies the definition of such companies. This consultation closed on 21 November 2013. The proposed secondary legislation would, if enacted, have the effect of allowing the Banking Act powers to be applied to investment firms that are required to hold initial capital of €730,000 and to certain UK incorporated non-bank companies in the Santander UK group. Until such secondary legislation is made, it is too early to anticipate the full impact of the amendments made to the Banking Act and it is not possible to determine the impact of any action taken under the relevant provisions on investors, should such provisions apply to companies in the Santander UK group.

In June 2012, the European Commission published a legislative proposal for a directive providing for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “CMD”). The stated aim of the draft CMD is to provide authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. The draft CMD currently contains similar resolution tools and powers to the Banking Act, including a ‘bail-in’ power which, if implemented, would give resolution authorities the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured debt claims to equity (subject to certain parameters). The draft CMD currently contemplates that its provisions must be applied by EU Member States from 1 January 2015 except for the bail-in tool (in relation to certain instruments) which is to be applied from 1 January 2018.

196	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Risk Factors continued

The draft CMD envisages that the resolution powers, including the bail-in power, could, if certain trigger conditions are satisfied, be applied to credit institutions and certain large investment firms in the EU. Consequently, if the CMD were implemented in its current form and the relevant trigger conditions satisfied, there is a possibility that these powers could be applied to us. The implementation of such powers currently set out in the draft CMD would impact how credit institutions and investment firms (including us) are managed as well as, in certain circumstances, the rights of creditors. However, the proposed directive is not in final form and changes may be made to it in the course of the legislative process. In addition, many of the proposals contained in the draft CMD have already been implemented in the Banking Act and it is currently unclear as to what extent, if any, the provisions of the Banking Act may need to change once the draft CMD is implemented. The European Parliament is due to consider the draft CMD at its February 2014 plenary session. Accordingly, it is not yet possible to assess the full impact of the draft CMD on us and there can be no assurance that, once it is implemented, the fact of its implementation or the taking of any actions currently contemplated in it would not materially and adversely affect our operating results, financial condition and prospects.

In addition, the CMD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of “critical functions” from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. If used in respect of us, these ex ante powers could have a negative impact on our business.

On 1 October 2013, the UK Government published amendments to the Financial Services (Banking Reform) Bill. The amendments introduce, among other things, a national UK bail-in power, which would form part of the existing special resolution regime under the Banking Act. On 18 December 2013, the Banking Reform Bill received Royal Assent in the House of Lords as the Banking Reform Act. The Banking Reform Act amends the Banking Act to include a bail-in stabilisation option forming part of the special resolution regime, giving the UK authorities, in advance of CMD implementation, the power to cancel, write-down or convert to equity any securities issued by us. It is not yet possible to assess the full impact of the UK bail-in power on us and there can be no assurance that its implementation or the taking of any actions contemplated by it would not materially and adversely affect our operating results, financial condition and prospects.

Santander UK is responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the UK, the Financial Services Compensation Scheme (“FSCS”) was established under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a PRA or FCA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA or the FCA, including members of the Santander UK group.

Following the default of a number of authorised financial services firms since 2008, the FCSC borrowed funds totalling approximately £18 billion from HM Treasury to meet the compensation costs for customers of those firms. Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS levies from asset sales, surplus cash flow or other recoveries in relation to assets of the firms that defaulted, to the extent there remains a shortfall, the FSCS will recover this shortfall by levying firms authorised by the PRA or the FCA in instalments. The first instalment was in scheme year 2013/14 and Santander UK made a first capital contribution in August 2013. For the year ended 31 December 2013, Santander UK charged £59m to the income statement in respect of the costs of the FSCS.

In the event that the FSCS raises further funds from authorised firms or increases the levies to be paid by such firms or the frequency at which the levies are to be paid, the associated cost to Santander UK may have a material adverse effect on our operating results, financial condition and prospects. The recent measures taken to protect the depositors of deposit-taking institutions involving the FSCS, such as the borrowing from HM Treasury mentioned above, have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions.

In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for us. For instance, the FSA announced in October 2011 that it was restarting its review of the funding of the FSCS and on 25 July 2012 it announced a consultation on proposed changes to the funding of the FSCS. A second consultation dealing with certain proposals relating to intermediaries and investment providers followed and this closed on 18 February 2013. In a policy statement published in March 2012, the FCA expressed its intention to proceed as outlined in its July 2012 consultation paper and its final rules came into effect on 1 April 2013. Similarly, in July 2013, the Council of the European Union announced its intention that revisions to the EU Deposit Guarantee Scheme Directive should be adopted by the end of 2013. The proposed revisions include the introduction of a tighter definition of deposits, a requirement that the Deposit Guarantee Scheme pay customers within a week and a requirement that banks must be able to provide information on the aggregated deposits of a depositor. If these revisions are adopted, they are likely to affect the methodology employed by the FSCS for determining levies on institutions. Changes as a result of this may affect the profitability of members of the Santander UK group required to contribute to the FSCS. The European Parliament and EU member States are in the final stages of negotiation on the text of the EU Deposit Guarantee Scheme Directive which is expected to be formally approved in early 2014.

FSCS levies are collected by the FCA as part of a single payment by firms covering the FCA, the PRA, the FOS and the FSCS fees. It is possible that future policy of the FSCS and future levies on the firms authorised by the FCA or PRA may differ from those at present and that this could lead to a period of some uncertainty for members of the Santander UK group. In addition, it is possible that other jurisdictions where we operate could introduce or amend their similar compensation, contributory or reimbursement schemes. As a result of any such developments, Santander UK may incur additional costs and liabilities which may adversely affect our operating results, financial condition and prospects.

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

Abbey National Treasury Services plc 2013 Annual Report	197

Shareholder Information

Risk Factors continued

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, the personnel we employ in supervising these activities may not have experience that is comparable to the level of sophistication of criminal organisations. To the extent we fail to fully comply with applicable laws and regulations, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us, including the revocation of licences. Our business and reputation could also suffer if customers use our banking network for money laundering or illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using us and our relevant counterparties) as a conduit for money laundering (including illegal cash operations) without our and our relevant counterparties’ knowledge. If we are associated with, or even accused of being associated with, or of becoming a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

Changes in taxes and other assessments may adversely affect us.

The tax and other assessment regimes to which we and our customers are subject are regularly reformed, or subject to proposed reforms. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which may be earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

The following paragraphs discuss three major reforms (the UK bank levy, FATCA and possible future changes in the taxation of banking groups in the European Union) which could have a material adverse effect on our operating results, financial condition and prospects, and the competitive position of UK banks, including Santander UK.

UK Bank Levy: HM Treasury introduced an annual UK bank levy (the “Bank Levy”) via legislation in the Finance Act 2011. The Bank Levy is imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to Santander UK. The amount of the Bank Levy is based on a bank’s total liabilities, excluding (amongst other things) Tier 1 Capital, insured retail deposits and repos secured on sovereign debt. A reduced rate is applied to longer-term liabilities. The UK Government intends that the Bank Levy should raise at least £2.5bn each year. To offset the shortfall in Bank Levy receipts, and also to take account of the benefit to the banking sector of reductions in the rate of corporation tax, the rate of the Bank Levy was increased on 1 January 2012 and again on 1 January 2013. In December 2013, it was further announced that on 1 January 2014, the rate of the Bank Levy would rise to 0.156% in order to raise an estimated £2.7 billion in 2014 to 2015 and an estimated £2.9 billion each year from 2015 to 2016.

FATCA: Sections 1471 through 1474 of the US Internal Revenue Code (“FATCA”) impose a new reporting regime and potentially a 30 per cent. withholding tax with respect to certain payments to any non-US financial institution (a “foreign financial institution “ or “FFI” (as defined by FATCA)) that (i) does not become a “Participating FFI” by entering into an agreement with the US Internal Revenue Service (the “IRS”) to provide the IRS with certain information in respect of its account holders and investors; or (ii) is not otherwise exempt from or in deemed compliance with FATCA. We are classified as an FFI.

Final regulations implementing FATCA were promulgated in January 2013. The new reporting and withholding regime will be phased in over time (with withholding beginning 1 July 2014 for certain payments from sources within the United States and 1 January 2017 for payments of gross proceeds on assets that could generate US source dividend or interest and “foreign pass thru payments” (a term not yet defined)).

The US and the UK have entered into an agreement for the implementation of FATCA (the “US-UK IGA”) under which we expect to be treated as a Reporting FI (as defined under the US-UK IGA) and accordingly do not anticipate being required to deduct any tax under FATCA. The UK regulations implementing the US-UK IGA and accompanying guidance on their application were published in final form in August 2013. Each relevant member of the Santander UK group subject to the US-UK IGA will, however, need to comply with certain due diligence and reporting requirements to HMRC. There can be no assurance that any such member of the Santander UK group will be treated as a Reporting FI or that in the future we would not be required to deduct tax under FATCA from payments we make on certain financial products.

Further, additional rules similar to FATCA are being implemented and the UK has entered into information sharing agreements based on FATCA with its Crown Dependencies and Overseas Territories. The Crown Dependency agreements are reciprocal and will require UK Financial Institutions to identify customers who are tax residents of the Crown Dependencies (and vice versa). The commencement date for these agreements is the same as for FATCA i.e., 1 July 2014.

Similarly, the Organisation for Economic Co-operation and Development (“OECD”) is working to develop a draft common reporting standard and model competent authority agreement to enable the multilateral exchange of financial account information (“AEOI”). The OECD work is borne out of FATCA and the starting point is the Model 1 Intergovernmental Agreement (on which the US-UK IGA is based). It is expected that Financial Institutions will be required to identify and report the tax residence status of customers in the 30 plus countries that have endorsed the plans. Whilst it is welcome that FATCA is the foundation of AEOI, the required systemic solutions to meet the multilateral context will require significant lead times to build and implement. For early adopting countries reporting under this model could take place in 2016.

European Taxation: As of 1 August 2012, pursuant to the French amending finance law for 2012, a financial transaction tax in France was introduced (the “French Financial Transaction Tax”). The French Financial Transaction Tax is set to be imposed on certain transactions, referenced to, or in relation with, French listed shares where the relevant issuer’s stock market capitalisation exceeds 1 billion euros. The French Financial Transaction Tax rate is 0.1 per cent. of the sale price of the transaction.

Similarly, on 24 December 2012, pursuant to paragraphs 491 to 500 of Article 1 of the Italian Law 288, a financial transaction tax in Italy was introduced (the “Italian Financial Transaction Tax”). The Italian Financial Transaction Tax commenced on 1 March 2013 for transactions in Italian equity instruments from 1 July 2013 for Italian equity derivatives. The Italian Financial Transaction Tax rate is between 0.12 per cent. and 0.22 per cent. of the sale price of the transaction reducing to between 0.2% and 0.1% respectively from 1 January 2014.

198	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Risk Factors continued

Furthermore, in September 2011, the European Commission (the “Commission”) tabled a proposal for a common system of financial transactions taxes (“EU Financial Transaction Tax”). Despite intense discussions on this proposal there was no unanimity amongst the 27 Member States. Eleven Member States (each a “Participating Member State”) requested enhanced cooperation on a EU Financial Transaction Tax based upon the Commission’s original proposal. The Commission presented a Decision to this effect and this Decision was adopted by the EU’s Council of Finance Ministers at its committee meeting on 22 January 2013. The formal Directive was published on 14 February 2013, under which Participating Member States may charge a EU Financial Transaction Tax on all financial transactions with effect from 1 January 2014 where (i) at least one party to the transaction is established in the territory of a Participating Member State and (ii) a financial institution established in the territory of a Participating Member State is a party to the transaction acting either for its own account or for the account of another person, or is acting in the name of a party to the transaction. Whilst the UK is not a Participating Member State, the Directive proposals are broad and as such may impact transactions completed by financial institutions operating in non-Participating Member States. We are still assessing the proposals to determine the likely impact on us.

The EU Financial Transaction Tax proposal remains subject to negotiation between the Participating Member States and is the subject of legal challenge. It may therefore be altered prior to any implementation. The tax was expected to enter into force from 1 January 2014; however, the Commission announced a formal delay in June 2013 of at least six months. The Commission stated that Financial Transaction Tax is expected to be introduced “towards the middle of 2014”.

Changes in Santander UK’s pension liabilities and obligations could have a materially adverse effect on us.

We provide retirement benefits for many of our former and current employees in the UK through a number of defined benefit pension schemes established under trust. Santander UK plc is the principal employer under these schemes, but it has only limited control over the rate at which it pays into such schemes. Under the UK statutory funding requirements, employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees, although if they cannot agree, such rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes.

The UK Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension plans where that employer is a service company, or is otherwise “insufficiently resourced” (as defined for the purposes of the relevant legislation). As some of the employers within the Santander UK group are service companies, if they become insufficiently resourced, other companies within the Santander UK group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.

The UK courts have previously decided that liabilities under financial support directions issued by the Pensions Regulator against companies after they have gone into administration were payable as an expense of the administration, and did not rank as provable debts. This would have meant that such liabilities must be satisfied before any distributions to unsecured creditors could be made. On 24 July 2013, the Supreme Court issued its decision on this case and reversed the decision of the lower courts, thus pension liabilities will receive no special protection above secured and non-secured creditors.

The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be moved to any company which is connected with or an associate of such employer in circumstances where the Regulator considers it reasonable to issue. The risk of a contribution notice being imposed may inhibit our freedom to restructure or to undertake certain corporate activities.

In a judgment handed down on 18 December 2013, the High Court has held that, where multiple group companies are potential targets for the Pensions Regulator’s power to issue contribution notices, the aggregate total of the contributions required by those notices was not limited to the amount required to fully fund the deficit in the relevant pension scheme under section 75 of the Pensions Act 1995 (Section 75). Although such a limit still applies in relation to a single contribution notice, this judgment means that, where there is more than one target for the Pensions Regulator’s powers, each of the contribution notices it could issue to those targets can be for the full amount of the Section 75 funding deficit and, further, the scheme may, under such multiple contribution notices, recover more than the actual or notional employer debt, potentially creating a surplus for the scheme. The High Court’s decision reopens the issue of schemes having a superior priority position over other creditors. This decision is expected to be the subject of an appeal to the Court of Appeal.

Any increase in the current size of the deficit in the defined benefit schemes operated by Santander UK, due to reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources. While Santander UK can control a number of the above factors, there are some over which it has no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with Santander UK before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them. For example, Santander UK’s principal defined pension scheme is the Santander (UK) Group Pension Scheme and its corporate trustee is Santander (UK) Group Pension Scheme Trustee Limited (the “Trustee”), a wholly-owned subsidiary of the Santander UK plc. As at 31 December 2013, the Trustee had 14 directors, comprising seven Santander-UK appointed directors and seven member- elected directors. Investment decisions are delegated by the Trustee to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by seven Trustee directors, four appointed by Santander UK plc and three by the Trustee. The Trustee directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander UK Group Pension Scheme and not that of Santander UK plc. Any increase in Santander UK’s pension liabilities and obligations could have a material adverse effect on our operating results, financial condition and prospects.

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require Santander UK to make changes to its structure and business which could have an impact on its pension schemes or liabilities. For a discussion of the ICB’s recommendations see “We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations” on pages 193 to 194.

Abbey National Treasury Services plc 2013 Annual Report	199

Shareholder Information

Risk Factors continued

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees and conducting business transactions with counterparties. Damage to our reputation, the reputation of Santander UK or Banco Santander, S.A. (as the majority shareholder in Santander UK plc), the reputation of affiliates operating under the “Santander” brand or any of our other brands or the reputation of the UK or of Spain could therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation, failure to deliver minimum standards of service and quality, compliance failures, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our operating results, financial condition and prospects.

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

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial condition.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial condition, based upon materiality and significant judgements and estimates, include impairment of loans and advances, valuation of financial instruments, goodwill impairment, provision for conduct remediation and pensions.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments it is possible that the results of our operations and financial condition could be materially misstated if the estimates and assumptions used prove to be inaccurate.

If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to reasonably assure that information required to be disclosed by us in reports filed or submitted under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. As a result of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We rely on third parties for important infrastructure support, products and services.

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

200	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Risk Factors continued

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

There may be less publicly available information about us than is regularly published about companies in the United States. Issuers of securities in the UK are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with a relatively more developed capital market, including the United States. While we are subject to the periodic reporting requirements of the Exchange Act, we are not subject to the same disclosure requirements in the United States as a domestic US registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic US registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to holders of securities of a US company and may be reported in a manner that you are not familiar with.

Risks concerning enforcement of judgements made in the United States.

The Company is a public limited company registered in England and Wales. All of the Company’s directors live outside the United States of America. As a result, it may not be possible to serve process on such persons in the United States of America or to enforce judgements obtained in US courts against them or us based on the civil liability provisions of the US federal securities laws or other laws of the United States of America or any state thereof. The Directors’ Report on pages 99 to 104 and the Strategic Report on page 98 of our 2013 Annual Report (together the “Reports”) have been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with those Reports shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 99 to 104 and the Strategic Report on page 98 of our 2013 Annual Report. Under this safe harbour, the Directors would only be liable to the Company (and not to any third party) if either or both Reports contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact.

Abbey National Treasury Services plc 2013 Annual Report	201

Shareholder Information

Contact and Other Information

Abbey National Treasury Services plc registered office and principal office

2 Triton Square Regent’s Place London, NW1 3AN	Phone number: 0870-607-6000

Designated agent

The designated agent for service of process on the ANTS group in the United States is Abbey National Treasury Services plc (Connecticut branch), 400 Atlantic Street, Stamford, CT 06901.

Santander Shareholder Relations

2 Triton Square Regent’s Place London, NW1 3AN	Phone numbers: 0871-384-2000 +44 (0) 121-415-7188 (outside the UK)	Email: shareholders@santander.com

Other information

Documents on display

The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its Annual Report and other related documents with the US Securities and Exchange Commission. These documents may be inspected by US investors at the US Securities and Exchange Commission’s public reference rooms, which are located at 100 F Street NE, Room 1580, Washington, DC 20549-0102. Information on the operation of the public reference rooms can be obtained by calling the US Securities and Exchange Commission on +1-202-551-8090 or by looking at the US Securities and Exchange Commission’s website at www.sec.gov.

Legal proceedings

ANTS is party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of ANTS. See Note 35 to the Consolidated Financial Statements.

Material contracts

The ANTS group is party to various contracts in the ordinary course of business. For the three years ended 31 December 2013 there have been no material contracts entered into outside the ordinary course of business, except for the contracts described below.

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2015 under a deed poll guarantee entered into by the Company on 10 May 2012. Santander UK plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 30 June 2015.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the “Capital Support Deed”) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of section 10 of the Prudential Sourcebook for Banks, Building Societies and Investment Firms (“BIPRU”) of the PRA Handbook. Under section 10.8 of BIPRU, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements.

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

Audit fees

See Note 9 to the Consolidated Financial Statements

Profit on sale of subsidiaries

No profits arose on sales of ANTS group undertakings during the years ended 31 December 2013, 2012 and 2011.

Significant acquisitions and disposals

The results were not materially affected by acquisitions or disposals during the years ended 31 December 2013, 2012 and 2011.

Current and future accounting developments under IFRS

See Note 1 to the Consolidated Financial Statements.

202	Abbey National Treasury Services plc 2013 Annual Report

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

“person”	means any person, firm, trust estate, corporation, association, cooperative, government or government agency or other entity.

Abbey National Treasury Services plc 2013 Annual Report	203

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

204	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Guarantees continued

10.	This Guarantee shall remain in full force and effect irrespective of:

a) the validity, regularity, legality or enforceability against Santander UK of, or of any defence or counter-claim whatsoever available to Santander UK in relation to, any Obligation;

b) whether or not any action has been taken to enforce any Obligation or any judgement obtained against Santander UK or any other person;

c) whether or not the terms of any Obligation has been modified, supplemented, extended or restated in any way (in each case, however fundamental and of whatsoever nature);

d) whether or not any time or indulgence has been granted to Santander UK or any other person by or on behalf of any Creditor;

e) whether or not there have been any dealings or transactions between Santander UK or any other person and any Creditor;

f) whether or not Santander UK or any other person has been dissolved, liquidated, merged, consolidated, become bankrupt or has changed its status, functions, control or ownership;

g) whether or not Santander UK or any other person has been prevented from making payment by foreign exchange provisions applicable at its place of registration or incorporation; and

h) whether or not any circumstances have occurred which might otherwise constitute a legal or equitable discharge of or defence to a guarantor.

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

IN WITNESS whereof, this Guarantee has been executed as of the day and year first written above.

THE COMMON SEAL of	)
ABBEY NATIONAL	)
TREASURY SERVICES PLC	)
was hereunto affixed	)
in the presence of:	)

Shaun Coles

Deputy Company Secretary

Abbey National Treasury Services plc 2013 Annual Report	205

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

206	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Guarantees continued

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

Abbey National Treasury Services plc 2013 Annual Report	207

Shareholder Information

Guarantees continued

10.	This Guarantee shall remain in full force and effect irrespective of:
	a)	the validity, regularity, legality or enforceability against ANTS of, or of any defence or counter-claim whatsoever available to ANTS in relation to, any Obligation;
	b)	whether or not any action has been taken to enforce any Obligation or any judgement obtained against ANTS or any other person;
	c)	whether or not the terms of any Obligation has been modified, supplemented, extended or restated in any way (in each case, however fundamental and of whatsoever nature);
	d)	whether or not any time or indulgence has been granted to ANTS or any other person by or on behalf of any Creditor;
	e)	whether or not there have been any dealings or transactions between ANTS or any other person and any Creditor;
	f)	whether or not ANTS or any other person has been dissolved, liquidated, merged, consolidated, become bankrupt or has changed its status, functions, control or ownership;
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

IN WITNESS whereof, this Guarantee has been executed as of the day and year first written above.

THE COMMON SEAL of	)
SANTANDER UK PLC	)
was hereunto affixed	)
in the presence of:	)

Shaun Coles

Deputy Company Secretary

208	Abbey National Treasury Services plc 2013 Annual Report

Shareholder Information

Forward-looking Statements

Abbey National Treasury Services plc (the ‘Company’) and its subsidiaries (together ‘ANTS’ or the ‘ANTS group’) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Annual Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:

•	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

•	statements of plans, objectives or goals of ANTS or its management, including those related to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. ANTS cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by ANTS or on ANTS’ behalf. Some of these factors, which could affect the business, financial condition and/or results of operations of the Santander UK group (of which ANTS is a significant part), are considered in detail in the Risk Management Report on pages 25 to 96 and the Risk Factors section on pages 184 to 201 and they include:

•	the disruptions and volatility in the global financial markets;

•	the effects of UK economic conditions;

•	our exposure to UK political developments;

•	the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit our operations;

•	the extent to which liquidity requirements and any changes to these requirements may limit the our operations;

•	Santander UK’s exposure to UK Government debt;

•	the effects of the ongoing economic and sovereign debt tensions in the eurozone;

•	our exposure to risks faced by other financial institutions;

•	our ability to access liquidity and funding on acceptable financial terms;

•	the effects of any movement in the external credit rating assigned to the Santander UK group, any Santander UK group member or any of their respective debt securities;

•	the effects of fluctuations in interest rates, exchange rates, equity prices and other market risks;

•	the extent to which we may be required to record negative fair value adjustments for our financial assets due to changes in market conditions;

•	the risk of failing to successfully implement and continue to improve our credit risk management systems;

•	the risks associated with our derivative transactions;

•	the extent which we may be exposed to operational losses (e.g. failed internal or external processes, people and systems);

•	the risk of failing to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner;

•	our exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods;

•

the effects of competition, or intensification of such competition, in the financial services markets in which Santander UK conducts business and the impact of customer perception of Santander UK’s customer service levels on existing or potential business;

•

the various risks facing us as we expand our range of products and services (e.g. risk of new products and services not being responsive to customer demands or successful, risk of changing customer needs);

•

Santander UK’s ability to assess the credit quality of borrowers and control the level of non-performing loans, loan prepayment and the enforceability of collateral, including real-estate securing such loans;

•	our ability to manage any future development effectively (e.g. efficiently managing the operations and employees of expanding businesses and maintaining or growing our existing customer base);

•

the ability of Santander UK to realise the anticipated benefits of its business combinations and the exposure, if any, of Santander UK to any unknown liabilities or goodwill impairments relating to acquired businesses;

•	the effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates;

•

our exposure to any potential uncertainly and changes to the UK regulatory regime as a result of the reform and reorganisation of the UK financial regulatory authorities and the UK regulatory framework;

•	the effects of any new reforms to the UK mortgage lending and the personal loans market;

•	our exposure to any risk of loss form legal and regulatory proceedings;

•

the power of the FCA, the PRA or an overseas regulator to potentially intervene in response to e.g. attempts by customers to seek redress from financial service institutions, including Santander UK, in case of industry-wide issues;

•	the effects which the UK Banking Act 2009 (as amended), the UK Financial Services (Banking Reform) Act 2013 and similar European legislation may have on Santander UK’s business;

•

the extent to which members of the Santander UK group may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers;

•	the risk of third parties using us as a conduit for illegal or improper activities without our knowledge;

•	the effects of taxation requirements and other assessments and any changes thereto in each location in which Santander UK operates;

•	the effects of any changes in the pension liabilities and obligations of Santander UK;

•	our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•	the effects of any changes to the reputation of the Santander UK group, any Santander UK group member or any affiliate operating under the Santander UK brands;

•	the effects of any changes to accounting and reporting standards applicable to preparation of the Company or the Santander UK’s group’s financial statements;

•

the basis of the preparation of the Company’s and the Santander UK group’s financial statements and information available about the Santander UK group, including the extent to which assumptions and estimates made during such preparation are accurate;

•	the extent to which disclosure controls and procedures over financial reporting may prevent errors or acts of fraud;

•	the extent to which Santander UK rely on third parties for important infrastructure support, products and services;

•	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates;

•	our success at managing the risks to which it is exposed, including the items above.

Undue reliance should not be placed on forward-looking statements when making decisions with respect to ANTS and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. ANTS does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Abbey National Treasury Services plc 2013 Annual Report	209

Other Information for US Investors

Selected Financial Data

The financial information set forth below for the years ended 31 December 2013, 2012 and 2011 and at 31 December 2013 and 2012 has been derived from the audited Consolidated Financial Statements of Abbey National Treasury Services plc (the ‘Company’) and its subsidiaries (together, the ‘ANTS group’) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the ANTS group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the years ended 31 December 2010 and 2009, and at 31 December 2011, 2010 and 2009, has been derived from the audited Consolidated Financial Statements of the ANTS group for 2011, 2010 and 2009 not included in this Annual Report. The Consolidated Financial Statements of the ANTS group for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 were audited by Deloitte LLP.

BALANCE SHEETS

	2013(1) US$m	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Assets
Cash and balances at central banks	8,152	4,911	388	7,013	5,088	448
Trading assets	36,349	21,897	22,498	21,891	35,461	33,290
Derivative financial instruments	35,775	21,550	33,276	33,224	23,237	23,201
Financial assets designated at fair value	4,206	2,534	3,531	4,429	6,468	12,000
Loans and advances to banks	188,657	113,649	106,986	113,222	146,412	191,749
Loans and advances to customers	68,239	41,108	44,750	38,826	34,550	20,175
Held-to-maturity securities	—	—	—	—	331	300
Loans and receivables securities	212	128	162	278	626	896
Available-for-sale securities	4,917	2,962	5,113	—	—	—
Macro hedge of interest rate risk	629	379	1,171	1,141	908	682
Intangible assets	13	8	7	3	26	8
Property, plant and equipment	10	6	6	5	22	6
Current tax assets	—	—	—	—	40	3
Deferred tax assets	25	15	20	17	26	21
Other assets	299	180	4	43	65	67

Total assets	347,483	209,327	217,912	220,092	253,260	282,846

Liabilities
Deposits by banks	200,358	120,698	114,535	114,019	136,753	166,305
Deposits by customers	12,915	7,780	6,249	7,114	7,061	9,461
Trading liabilities	35,317	21,275	21,109	25,745	42,827	46,139
Derivative financial instruments	35,683	21,496	34,088	35,417	25,043	24,455
Financial liabilities designated at fair value	5,656	3,407	4,002	6,836	3,657	4,340
Debt securities in issue	51,276	30,889	33,770	26,943	33,659	27,997
Subordinated liabilities	—	—	—	—	331	331
Other liabilities	611	368	169	142	191	147
Provisions	38	23	20	20	—	—
Current tax liabilities	370	223	175	329	374	167
Deferred tax liabilities	—	—	—	—	1	1

Total liabilities	342,224	206,159	214,117	216,565	249,897	279,343

Share capital	4,231	2,549	2,549	2,549	2,549	2,549
Retained earnings	1,062	640	1,226	962	798	938
Other reserves	(35)	(21)	20	16	16	16

Total shareholders’ equity	5,259	3,168	3,795	3,527	3,363	3,503

Total liabilities and equity	347,483	209,327	217,912	220,092	253,260	282,846

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.66, the noon buying rate on 31 December 2013.

210	Abbey National Treasury Services plc 2013 Annual Report

Other Information for US Investors

Selected Financial Data continued

INCOME STATEMENTS

	2013(1) US$m	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Net interest income	(168)	(101)	139	511	403	376
Net fee and commission income	178	107	119	113	28	25
Net trading and other income	674	406	304	(46)	462	250

Total operating income	684	412	562	578	893	651

Administration expenses	(319)	(192)	(198)	(229)	(209)	(162)
Depreciation, amortisation and impairment	(5)	(3)	(3)	(7)	(6)	(3)

Total operating expenses excluding impairment losses, provisions and charges	(324)	(195)	(201)	(236)	(215)	(165)

Impairment losses on loans and advances	(51)	(31)	(9)	(54)	(69)	(30)
Provisions for other liabilities and charges	(38)	(23)	(20)	(20)	—	—

Total operating impairment losses, provisions and charges	(90)	(54)	(29)	(74)	(69)	(30)

Profit before tax	271	163	332	268	609	456
Taxation credit/(charge)	2	1	(68)	(104)	(149)	(78)

Profit for the year	272	164	264	164	460	378

Attributable to:
Equity holders of the parent	272	164	264	164	460	378

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.66, the noon buying rate on 31 December 2013.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 28 February 2014 was US$1.68.

Calendar period	High US$ Rate	Low US$ Rate	Average (1) US$ Rate	Period end US$ Rate
Years ended 31 December:
2013	1.66	1.48	1.56	1.66
2012	1.63	1.53	1.59	1.63
2011	1.67	1.54	1.60	1.55
2010	1.64	1.43	1.55	1.54
2009	1.70	1.37	1.57	1.62
Months ended:
February 2014	1.68	1.63	1.66	1.68
January 2014	1.66	1.63	1.65	1.64
December 2013	1.66	1.63	1.64	1.66
November 2013	1.64	1.59	1.61	1.64
October 2013	1.62	1.59	1.61	1.61
September 2013	1.62	1.55	1.59	1.62

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

SELECTED STATISTICAL INFORMATION

	2013%	2012%	2011%	2010%	2009%
Profitability ratios:
Return on assets (1)	0.07	0.11	0.06	0.17	0.14
Dividend payout ratio(2)	457	—	—	130	38
Return on ordinary shareholders funds(3)	4.19	7.07	4.65	13.4	11.16

Capital ratios:
Equity to assets ratio(4)	1.78	1.55	1.36	1.28	1.29

Ratio of earnings to fixed charges(5)	106	109	108	123	113

(1)	Profit after tax divided by average total assets.
(2)	Ordinary equity dividends declared divided by profit after tax
(3)	Profit after tax divided by average ordinary shareholders’ funds.
(4)	Average ordinary shareholders’ funds divided by average total assets.
(5)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of profit before tax plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

Abbey National Treasury Services plc 2013 Annual Report	211

Other Information for US Investors

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

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are neither past due nor impaired, past due but not impaired and impaired. This disclosure may be found in the “Loans and advances” section on page 92 of the Risk Management Report.

In accordance with IFRS, the ANTS group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £1m (2012: £5m, 2011: £5m).

Unimpaired loans contractually past due 90 days or more as to interest or principal

Loans and advances are classified as non-performing either when payments are three months or more past due or where there are reasonable doubts about full repayment (principal and interest) under the contractual terms.

Details of the ANTS group’s non-performing loans and advances, including separate disclosure about unimpaired loans contractually past due 90 days or more as to interest or principal, are set out on page 52 in the “Commercial Banking—Non-performing loans and advances” table in the Risk Management Report.

Forbearance

To support customers that encounter difficulties, the ANTS group operates forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Further information can be found in the “Credit Risk – Commercial Banking” and “Credit Risk - Corporate Centre” sections of the Risk Management Report.

Troubled debt restructurings

The US Securities and Exchange Commission requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings (‘TDR’s). Disclosure is required of loans that would otherwise have been classified as past due or impaired whose terms have been renegotiated. This disclosure may be found in the “Credit Risk” section of the Risk Management Report.

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

For further analysis of the ANTS group’s country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the “Country Risk Exposure” section in the Risk Management Report on pages 85 to 91.

212	Abbey National Treasury Services plc 2013 Annual Report

Other Information for US Investors

Risk elements in the loan portfolio continued

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2013, 2012 and 2011, the ANTS group had cross border outstandings exceeding 1% of total assets as follows:

31 December 2013	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	5.3	8.2	0.1	13.6
Japan	3.8	0.1	0.1	4.0
Spain	—	2.4	—	2.4

31 December 2012	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	0.8	15.1	0.1	16.0
Spain	—	2.5	0.1	2.6
Switzerland	0.5	2.1	0.2	2.8
Germany	1.3	3.5	0.2	5.0
Denmark	—	2.3	—	2.3
France	—	2.1	0.1	2.2

31 December 2011	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	7.1	10.9	—	18.0
Spain	—	5.1	0.1	5.2
Switzerland	1.2	2.5	0.3	4.0
Germany	0.1	3.1	0.2	3.4
France	0.1	2.4	0.2	2.7

(ii) Cross border outstandings between 0.75% and 1% of total assets

At 31 December 2013, 2012 and 2011, the ANTS group had cross border outstandings between 0.75% and 1% of total assets as follows:

31 December 2013	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Germany	—	1.5	0.1	1.6
France	0.4	1.5	—	1.9
Switzerland	0.5	1.0	0.1	1.6

31 December 2012 and 2011

None.

(iii) Cross border outstandings between 0.5% and 0.75% of total assets

At 31 December 2013, 2012 and 2011, the ANTS group had cross border outstandings between 0.5% and 0.75% of total assets as follows:

31 December 2013	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Denmark	—	1.3	—	1.3

31 December 2012	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Japan	1.2	0.2	0.2	1.6

31 December 2011

None.

Abbey National Treasury Services plc 2013 Annual Report	213

Other Information for US Investors

Impairment loss allowances on loans and advances to customers

The only impairment loss allowances arise in Commercial Banking. An analysis of Commercial Banking impairment loss allowances on loans and advances to customers is presented below.

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Observed impairment loss allowances
Corporate loans - UK	61	109	97	79	63

Total observed impairment loss allowances	61	109	97	79	63

Incurred but not yet observed impairment loss allowances
Corporate loans - UK	2	3	33	29	14

Total incurred but not yet observed impairment loss allowances	2	3	33	29	14

Total impairment loss allowances	63	112	130	108	77

Movements in impairment loss allowances on loans and advances to customers

An analysis of movements in Commercial Banking impairment loss allowances on loans and advances is presented below.

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Impairment loss allowances at 1 January	112	130	108	77	26
Amounts written off:
Corporate loans - UK	(80)	(27)	(32)	(49)	—

Total amounts written off	(80)	(27)	(32)	(49)	—

Observed impairment losses charged against profit:
Corporate loans - UK	31	40	50	65	50

Total observed impairment losses charged against profit	31	40	50	65	50

Incurred but not yet observed impairment losses charged against/ (released into) profit	—	(31)	4	15	1

Total impairment losses charged against profit	31	9	54	80	51

Impairment loss allowances at 31 December	63	112	130	108	77

Recoveries

An analysis of Commercial Banking recoveries is presented below.

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Corporate loans - UK	—	—	—	11	21

Total amount recovered	—	—	—	11	21

214	Abbey National Treasury Services plc 2013 Annual Report

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

Share Information

Major shareholders

At 31 December 2013, the Company was a wholly-owned subsidiary of Santander UK plc. The Company and its subsidiaries are indirect subsidiaries of Banco Santander, S.A, which is incorporated in Spain and is the ultimate parent company.

Exchange controls

There are no UK laws, decrees or regulations that restrict Santander UK’s export or import of capital, including the availability of cash and cash equivalents for use by Santander UK, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors above.

Abbey National Treasury Services plc 2013 Annual Report	215

Other Information for US Investors

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

216	Abbey National Treasury Services plc 2013 Annual Report

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of the Company within the Banco Santander group:

During the period covered by this annual report:

(a)

A Santander UK customer, being an Iranian national resident in the UK, was designated in September 2013 as acting for or on behalf of the Government of Iran. This accountholder’s current account and credit card with Santander UK were closed in December 2013. No revenue was generated by Santander UK on these products.

(b)

In early October 2013, Santander UK opened an account for a Tunisian national, resident in the UK, who is currently designated by the U.S. for terrorism. After becoming aware of this customer’s designation, Santander UK exited the relationship later in October 2013. No revenue was generated by Santander UK on these accounts.

(c)

Santander UK holds frozen savings and current accounts for three customers resident in the UK who are currently designated by the US for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2013. No revenue was generated by Santander UK on these accounts.

(d)

A UK company maintained two commercial accounts at Santander UK that were used to provide payroll processing services for a UK entity that is currently designated by the US under the Iran sanctions regime. The accounts may have been used to provide payroll services to other Iranian clients. Santander UK became aware of this account activity in September 2013 and exited the relationship in January 2014. No revenue was generated by Santander UK on these accounts.

(e)

An Iranian national, resident in the UK, who is designated by the U.S. and the UK under the Iran Sanctions regime held a mortgage with Santander UK plc. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2013, total revenue in connection with the mortgage was £10,421.15 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. This Iranian national also holds two investment accounts with Santander Asset Management UK Limited, part of the Banco Santander group. The accounts have remained frozen throughout 2013. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Banco Santander group in connection with the investment accounts was £247.49 whilst net profits were negligible in 2013 relative to the overall profits of Banco Santander, S.A.

In addition, the Banco Santander group has certain legacy export credits and performance guarantees with Bank Mellat, which is included on the US Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. Two bilateral credit facilities were entered into in February 2000 with an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Banco Santander S.A. participated in a syndicated credit facility for Bank Mellat of €15.5 million, which will mature on 6 July 2015. As of 31 December 2013, the Banco Santander group was owed €4.3 million under this credit facility.

Bank Mellat has been in default under all of these agreements in recent years and Banco Santander S.A. has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Banco Santander S.A. under these facilities since they were granted.

The Banco Santander group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007. However, should any of the contractors default in their obligations under the public bids, the Banco Santander group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €72,000 gross revenues and approximately €123,000 net loss to the Banco Santander group in 2013, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either: (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees); or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Abbey National Treasury Services plc 2013 Annual Report	217

Other Information for US Investors

New York Stock Exchange (“NYSE”) Corporate Governance—differences in UK/NYSE corporate governance practice

Under the NYSE corporate governance listing standards the Company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. We believe the following to be the significant differences between our current corporate governance practices and those applicable to US companies under the NYSE listing standards.

Under the NYSE listing standards, Independent Directors must comprise a majority of the Board. As the Company does not have equity shares listed on the London Stock Exchange it is not required to, and does not, have Independent Directors. Our Board currently comprises six Executive Directors (including the Chief Executive Officer) and one Non-Executive Director, who is not independent according to the NYSE listing standards.

The NYSE listing standards require that US listed companies have a nominating or corporate governance committee composed entirely of Independent Directors and with a written charter addressing certain corporate governance matters. As the Company does not have equity shares listed on the London Stock Exchange, it is not required to have a nominating committee and the Company does not have such a committee.

The NYSE listing standards require that US listed companies have a compensation committee composed entirely of Independent Directors and with a written charter addressing certain corporate governance matters. As the Company does not have equity shares listed on the London Stock Exchange, it is not required to have a compensation committee and does not have such a committee. However, the Company’s parent, Santander UK plc, has a Board Remuneration Oversight Committee. Under its written Terms of Reference, this committee is primarily responsible for overseeing and supervising the Santander UK group’s policies and frameworks covering remuneration and reward, which also includes those relating to the Company’s employees.

The NYSE listing standards and Rule 10A-3 under the US Exchange Act of 1934, as amended (the ‘Exchange Act’) require that US listed companies have an audit committee that satisfies the requirements of the Exchange Act, with a written charter addressing certain corporate governance matters, and whose members are all independent. Pursuant to the Exchange Act Rule 10A-3(c)(2), which applies to direct and indirect subsidiaries of companies with common equity securities listed on a national security exchange that are subject to Rule 10A-3, the Company is exempt from these requirements of Rule 10A-3 due to its indirect ownership by Banco Santander S.A. As the Company does not have equity shares listed on the London Stock Exchange, it is not required to have an audit committee and does not have such a committee.

The Company’s parent company, Santander UK plc, is also exempt from the requirements of Rule 10A-3 pursuant to the exemption provided by Rule 10A-3(c)(2). However, Santander UK plc does have a Board Audit Committee composed of four Non-Executive Directors. As at 1 January 2014, three of the four members were deemed Independent Non-Executive Directors in accordance with Rule 10A-3. However the scope of the Board Audit Committee’s Terms of Reference as well as the duties and responsibilities of such committee are more limited than that required of audit committees under the NYSE listing standards. For example, the Board Audit Committee does not provide an audit committee report as required by the NYSE listing standards to be included in the Company’s annual proxy statement.

The NYSE listing standards require that US listed companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE listing standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. As the Company does not have equity shares listed on the London Stock Exchange, the Board is not required to, and therefore does not undertake regular reviews of Board effectiveness.

A Chief Executive Officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE listing rules applicable to foreign private issuers, our Chief Executive Officer is not required to provide the NYSE with such an annual certification.

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

218	Abbey National Treasury Services plc 2013 Annual Report

Other Information for US Investors

Cross-reference to Form 20-F

Part I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected Financial Data	210
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	184
4	Information on the Company	History and Development of the Company	2
		Business Overview	2, 98
		Organisational Structure	2, 99
		Property, Plant and Equipment	18
4A	Unresolved Staff Comments		N/a
5	Operating and Financial Review and Prospects	Operating Results	4
		Liquidity and Capital Resources	22, 183
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	5
		Off-Balance Sheet Arrangements	21
		Contractual Obligations	21
6	Directors, Senior Management and Employees	Directors and senior management	97
		Compensation	132
		Board Practices	101
		Employees	101
		Share Ownership	101, 132
7	Major Shareholders and Related Party Transactions	Major Shareholders	215
		Related Party Transactions	157
		Interests of Experts and Counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	106
		Significant Changes	183
9	The Offer and Listing	Offer Listing and Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*
10	Additional Information	Share Capital	*
		Articles of Association	216
		Material Contracts	202
		Exchange Controls	215
		Taxation	215
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	202
		Subsidiary Information	N/a
11	Quantitative and Qualitative Disclosures about Market Risk		61
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
Part II
13	Defaults, Dividend Arrearages and Delinquencies		N/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a
15	Controls and Procedures	Disclosure Controls and Procedures	102
		Management’s Annual Report on Internal Control over Financial Reporting	103
		Attestation Report of the Registered Public Accounting Firm	N/a
		Changes in Internal Control Over Financial Reporting	103
16A	Board Audit Committee Financial Expert		101
16B	Code of Ethics		102
16C	Principal Accountant Fees and Services		131
16D	Exemptions from the Listing Standards for Board Audit Committees		N/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a
16F	Change in Registrant’s Certifying Accountant		N/a
16G	Corporate Governance		97
Part III
17	Financial Statements		N/a
18	Financial Statements		106
19	Exhibits		Filed with SEC

*	Not required for an Annual Report.

Abbey National Treasury Services plc 2013 Annual Report	219

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABBEY NATIONAL TREASURY SERVICES plc

By:	/s/ Jacques Ripoll
Jacques Ripoll
Chief Executive Officer

Dated: 7 March 2014

EXHIBIT INDEX

Exhibits[1]

1.1	Articles of Association of Abbey National Treasury Services plc (incorporated by reference to Exhibit 1.1 to Abbey National Treasury Services plc’s Form 20-F filed with the Securities and Exchange Commission on 22 March 2013)

4.1	Guarantee by Santander UK plc for the benefit of Abbey National Treasury Services plc dated 10 May 2012 (incorporated by reference to Exhibit 4.1 to Abbey National Treasury Services plc’s Form 20-F filed with the Securities and Exchange Commission on 22 March 2013)

4.2	Guarantee by Abbey National Treasury Services plc for the benefit of Santander UK plc dated 10 May 2012 (incorporated by reference to Exhibit 4.2 to Abbey National Treasury Services plc’s Form 20-F filed with the Securities and Exchange Commission on 22 March 2013)

4.3	Facility Agreement dated 28 May 2010 between Santander UK plc, Abbey National Treasury Services plc, Alliance & Leicester plc, Cater Allen International Limited and Cater Allen Limited (incorporated by reference to Exhibit 4.3 to Abbey National Treasury Services plc’s Form 20-F filed with the Securities and Exchange Commission on 22 March 2013)

4.4	Capital Support Deed dated 14 December 2012 between the Regulated Entities (as named therein, including Abbey National Treasury Services plc), the Unregulated Entities (as named therein) and Santander UK plc (incorporated by reference to Exhibit 4.4 to Abbey National Treasury Services plc’s Form 20-F filed with the Securities and Exchange Commission on 22 March 2013)

7.1	Statement of ratio of earnings to fixed charges[2]

8.1	List of Subsidiaries of Abbey National Treasury Services plc

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte LLP[2]

[1]

Documents concerning Abbey National Treasury Services plc referred to within the Annual Report on Form 20-F 2013 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Abbey National Treasury Services plc.

[2]	Incorporated by reference into Registration Statement No. 333-190509-01 on Form F-3.