Form 20-F
period 2014-12-31
ABBEY NATIONAL TREASURY SERVICES PLC/ENG
filed 2015-03-04
CIK 931061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Tel +44 (0) 870 607 6000

Fax +44 (0) 20 7756 5628

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

1.650% Notes due September 29, 2017	New York Stock Exchange
Floating Rate Notes due September 29, 2017	New York Stock Exchange
2.350% Notes due September 10, 2019	New York Stock Exchange
1.375% Notes due March 13, 2017	New York Stock Exchange
4.000% Notes due March 13, 2024	New York Stock Exchange
Floating Rate Notes due March 13, 2017	New York Stock Exchange

3.050% Notes due August 23, 2018	New York Stock Exchange
4.000% Notes due April 27, 2016	New York Stock Exchange

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

2014 Annual Report

Abbey National Treasury Services plc

PART OF THE SANTANDER GROUP

This page intentionally left blank

Abbey National Treasury Services plc

2014 Annual Report

This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ on page 194.

Abbey National Treasury Services plc 2014 Annual Report	1

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

In 1997, Abbey National plc acquired the business and assets of Cater Allen Holdings plc (‘CAH’) for £195m. The synergies between the ANTS group and the Cater Allen business provided the ANTS group with opportunities for growth in strategically important markets with Cater Allen’s then principal businesses comprising money markets, a sharedealing service and onshore and offshore retail banking.

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

The Banco Santander group operates a ‘subsidiary model’. This model involves autonomous units, such as the Santander UK group (of which ANTS is a part) operating in core markets with each unit being responsible for its own liquidity, funding and capital management on an ongoing basis. The model is designed to minimise the risk to the Banco Santander group and all its units from problems arising elsewhere in the Banco Santander group. For more information, see Directors’ Report on page 92.

(1)	Abbey National Treasury Services plc is a subsidiary of Santander UK plc.
(2)

The cross guarantees have the effect of aligning the interests of the class of creditors covered by the cross guarantees across the operating companies. The current cross guarantees expire on 30 June 2015.

2	Abbey National Treasury Services plc 2014 Annual Report

About us

Our strategy

ANTS today

ANTS is regulated by the UK Prudential Regulation Authority (‘PRA’) and the Financial Conduct Authority (‘FCA’) and is part of the Santander UK group which is, in turn, part of the Banco Santander, S.A. group (comprising Banco Santander, S.A. and its subsidiaries, the ‘Banco Santander group’). Banco Santander, S.A. is incorporated in Spain and is the ultimate parent company of ANTS.

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

ANTS has also entered into agreements to provide capital and/or liquidity to Santander UK plc and other members of the Santander UK group, in accordance with UK regulatory requirements. For further details, see Note 42 to the Consolidated Financial Statements.

Our businesses

ANTS is headed by Jacques Ripoll, Chief Executive Officer, and operates three business divisions as follows:

Business division	About
Commercial Banking

Provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite through a network of regional business centres and through telephony and e-commerce channels, and commercial real estate and Social Housing. Commercial Banking products and services include loans, bank accounts, deposits, and treasury services.

Corporate & Institutional Banking

A financial markets business focused on providing value added financial services to large corporates, with an annual turnover above £500m, and financial institutions, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. It also serves the rest of Santander UK’s business (including the Retail Banking and Commercial Banking divisions). It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both Santander UK and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and deposit taking and trade finance.

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

Our strategy

ANTS’s strategy is to continue to provide treasury support functions for the Santander UK group and continue to provide treasury, corporate and wholesale banking services to UK clients and the wider Santander UK group.

Abbey National Treasury Services plc 2014 Annual Report	3

Financial review

5	Income statement review
5	Summarised Consolidated Income Statement
7	Profit before tax by segment
8	• Commercial Banking
9	• Corporate & Institutional Banking
10	• Corporate Centre
11	Balance sheet review
11	Summarised Consolidated Balance Sheet
13	Reconciliation to classifications in the Consolidated Balance Sheet
14	Securities
15	Loans and advances to banks
16	Loans and advances to customers
17	Derivative assets and liabilities
17	Tangible fixed assets
18	Deposits by banks
18	Deposits by customers
19	Short-term borrowings
20	Debt securities in issue
20	Contractual obligations
20	Off-balance sheet arrangements
21	Interest rate sensitivity
22	Average balance sheet
23	Cash flows

4	Abbey National Treasury Services plc 2014 Annual Report

Financial review

INCOME STATEMENT REVIEW

KEY PERFORMANCE INDICATORS

Key performance indicators are set at the Santander UK group level, rather than separately for the ANTS group.

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income/(expense)	35	(101)	139
Non-interest income	421	513	423

Total operating income	456	412	562

Administrative expenses	(252)	(192)	(198)
Depreciation, amortisation and impairment	(4)	(3)	(3)

Total operating expenses excluding impairment losses, provisions and charges	(256)	(195)	(201)

Impairment losses on loans and advances	(30)	(31)	(9)
Provisions for other liabilities and charges	(32)	(23)	(20)

Total operating impairment losses, provisions and charges	(62)	(54)	(29)

Profit before tax	138	163	332
Taxation (charge)/credit	(17)	1	(68)

Profit after tax for the year	121	164	264

2014 compared to 2013

Profit before tax decreased by £25m to £138m (2013: £163m). By income statement line, the movements were:

•

Net interest income increased by £136m to £35m in 2014 (2013: expense of £101m) reflecting lower funding costs on new medium term issuance in the Corporate Centre together with improved margins in Commercial Banking and Corporate & Institutional Banking.

•

Non-interest income decreased by £92m to £421m in 2014 (2013: £513m) principally due to lower mark-to-market gains on certain derivatives which are only treated as hedging for Santander UK group purposes in the Corporate Centre and a lower demand for interest rate and foreign exchange risk management products and a risk reduction strategy in the second half of the year in Corporate & Institutional Banking.

•

Administrative expenses increased by £60m to £252m in 2014 (2013: £192m) reflecting additional regulatory and other project costs borne in the Corporate Centre and investment in product capabilities in Corporate & Institutional Banking.

•	Depreciation, amortisation and impairment costs were largely unchanged at £4m in 2014 (2013: £3m).

•

Impairment losses on loans and advances decreased by £1m to £30m in 2014 (2013: £31m). Credit quality in the loan books continued to be good, supported by the improving economic environment and our cautious lending policy.

•

Provisions for other liabilities and charges increased by £9m to £32m in 2014 (2013: £23m) and primarily reflected provisions made in respect of the UK Bank Levy with the increase due a combination of higher rate charged and change in short term funding.

The taxation charge increased by £18m to a charge of £17m in 2014 (2013: credit of £1m) principally due to credits in respect of non-equalised items (principally index-linked gilts) and adjustments with respect to prior year provisions.

2013 compared to 2012

Profit before tax decreased by £169m to £163m in 2013 (2012: £332m). By income statement line, the movements were:

•

Net interest income decreased by £240m to net interest expense of £101m in 2013 (2012: income of £139m) primarily as a consequence of the continued low interest rate environment. This reflected the increased drag from the run-off of the structural hedge put in place in previous years. This decrease was partially offset by continued growth in Commercial Banking customer loans.

In Corporate & Institutional Banking, net interest income increased by £8m, primarily due to a decrease in funding costs.

•

Non-interest income increased by £90m to £513m in 2013 (2012: £423m) principally due to mark-to-market gains on certain derivatives, which are only treated as hedging for Santander UK group purposes, partially offset by a decrease of £104m in non-interest income in Corporate & Institutional Banking reflecting a return to more normalised levels of market-making activity.

•

Administrative expenses decreased by £6m to £192m in 2013 (2012: £198m) principally due to effective cost control and reduced variable remuneration partially offset by the continued investment in Commercial Banking and Corporate & Institutional Banking.

•	Depreciation, amortisation and impairment costs were unchanged at £3m in 2013 (2012: £3m).

Abbey National Treasury Services plc 2014 Annual Report	5

Financial review

•

Impairment losses on loans and advances increased by £22m to £31m in 2013 (2012: £9m) principally due to provisions in 2013 related to real estate business written before 2009 with the credit quality of business written from 2009 onwards continuing to perform well.

•	Provisions for other liabilities and charges increased by £3m to £23m in 2013 (2012: £20m) and primarily reflected provisions made in respect of the UK Bank Levy.

The taxation charge decreased by £69m to a credit of £1m in 2013 (2012: charge of £68m) principally due to credits in respect of non-equalised items (principally index-linked gilts) and adjustments with respect to prior year provisions.

THE ECONOMY

The UK economic climate in 2014 was more positive than it has been for several years. Economic growth strengthened to 2.6%, the unemployment rate fell much faster than the Bank of England expected and inflation ran below the 2% target throughout the year. Falling oil prices meant that inflation hit a 14-year low at the end of 2014. At the same time there were some signs of a steadying in the corporate lending market. Nonetheless, lending activity for UK banks as a whole remains subdued relative to the pre-recession pace and we have done well to maintain the growth of our retail and commercial businesses with a conservative risk appetite.

LOOKING AHEAD

Economic growth strengthened in 2014 and there were improvements in the labour market and in consumer and business confidence. However, the economic outlook remains subject to uncertainty, and recent falls in inflation, and financial market volatility have affected policy expectations. We look forward to continued improvement in the UK economy which remains supportive of our business, and prompt completion of the banking reforms underway which will help us to contribute fully to the UK’s economic recovery.

Critical factors affecting results

The preparation of our Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the balance sheet date and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in ‘Critical Accounting Policies and Areas of Significant Management Judgement’ in Note 1 to the Consolidated Financial Statements.

The rest of this section contains a summary of the results, and commentary thereon, by income statement line item for each segment.

6	Abbey National Treasury Services plc 2014 Annual Report

Financial review

Basis of results presentation

The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Consolidated Financial Statements has been presented. The Company’s board of directors (the ‘Board’) is the chief operating decision maker for ANTS. The segmental information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows ANTS’s normal accounting policies and principles, including measures of operating results, assets and liabilities. As described in Note 2 to the Consolidated Financial Statements, following a strategic review, the segmental financial information reported to the Board was revised in the fourth quarter of 2014, and prior periods restated, to designate two distinct main customer business segments, which reflect how we now manage and operate the bank: Commercial Banking and Corporate & Institutional Banking; and allocate indirect income, expenses and charges previously held at the Corporate Centre, which can be attributed to the two customer segments. This included a review of the internal transfer pricing policy, which resulted in a further allocation of funding and liquidity costs, central operating expenses and other provisions.

With the allocation of indirect income, expenses and charges from the Corporate Centre and with the two distinct main customer business segments at differing stages of commercial maturity, we are now able to identify better and drive with greater granularity the key drivers of our business performance. This enables a more targeted apportionment of capital and other resources in line with the individual strategies and objectives of each business segment.

Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite. Large corporates, with an annual turnover above £500m, are now managed in our Corporate & Institutional Banking segment, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. Corporate Centre now predominantly consists of the the non-core portfolios of social housing loans and structured credit assets, mark-to-market gains/losses arising from banking book activities and residual term mismatches.

PROFIT BEFORE TAX BY SEGMENT

31 December 2014	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	92	66	(123)	35
Non-interest income	36	265	120	421

Total operating income/(expense)	128	331	(3)	456

Administration expenses	(23)	(194)	(35)	(252)
Depreciation, amortisation and impairment	—	(4)	—	(4)

Total operating expenses excluding impairment losses, provisions and charges	(23)	(198)	(35)	(256)

Impairment losses on loans and advances	(30)	—	—	(30)
Provisions for other liabilities and charges	—	(9)	(23)	(32)

Total operating impairment losses, provisions and charges	(30)	(9)	(23)	(62)

Profit/(loss) before tax	75	124	(61)	138

31 December 2013
Net interest income/(expense)	74	56	(231)	(101)
Non-interest income	36	298	179	513

Total operating income/(expense)	110	354	(52)	412

Administration expenses	(19)	(168)	(5)	(192)
Depreciation, amortisation and impairment	—	(3)	—	(3)

Total operating expenses excluding impairment losses, provisions and charges	(19)	(171)	(5)	(195)

Impairment losses on loans and advances	(31)	—	—	(31)
Provisions for other liabilities and charges	—	(7)	(16)	(23)

Total operating impairment losses, provisions and charges	(31)	(7)	(16)	(54)

Profit/(loss) before tax	60	176	(73)	163

31 December 2012
Net interest income	57	21	61	139
Non-interest income/(expense)	41	402	(20)	423

Total operating income	98	423	41	562

Administration expenses	(16)	(166)	(16)	(198)
Depreciation, amortisation and impairment	—	(3)	—	(3)

Total operating expenses excluding impairment losses, provisions and charges	(16)	(169)	(16)	(201)

Impairment losses on loans and advances	(9)	—	—	(9)
Provisions for other liabilities and charges	—	(8)	(12)	(20)

Total operating impairment losses, provisions and charges	(9)	(8)	(12)	(29)

Profit before tax	73	246	13	332

Abbey National Treasury Services plc 2014 Annual Report	7

Financial review

COMMERCIAL BANKING

Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite through a network of regional business centres and through telephony and e-commerce channels, and commercial real estate and Social Housing. Commercial Banking products and services include loans, bank accounts, deposits, and treasury services.

Summarised income statement

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	92	74	57
Non-interest income	36	36	41

Total operating income	128	110	98

Administration expenses	(23)	(19)	(16)
Depreciation, amortisation and impairment	—	—	—

Total operating expenses excluding impairment losses, provisions and charges	(23)	(19)	(16)

Impairment losses on loans and advances	(30)	(31)	(9)
Provisions for other liabilities and charges	—	—	—

Total operating impairment losses, provisions and charges	(30)	(31)	(9)

Profit before tax	75	60	73

2014 compared to 2013

Profit before tax increased by £15m to £75m in 2014 (2013: £60m). By income statement line, the movements were:

•	Net interest income increased by £18m to £92m in 2014 (2013: £74m) principally as a result of improved margins on customer loans due to the maturity of older loans written at lower spreads.

•

Non-interest income was unchanged at £36m in 2014 (2013: £36m) with reduced volume of interest rate hedging services, driven by the continued low interest rate environment being offset by increased revenue from new business activities.

•

Administration expenses increased by £4m to £23m in 2014 (2013: £19m) reflecting continued investment in the growth of the businesses supporting the larger commercial banking customers through increased relationship managers and the enhancement of product capabilities.

•	Depreciation and amortisation were unchanged at £nil in 2014 (2013: £nil).

•

Impairment losses on loans and advances decreased slightly by £1m to £30m in 2014 (2013: £31m). Credit quality in the loan books continued to be good, supported by the improving economic environment and our cautious lending policy.

2013 compared to 2012

Profit before tax decreased by £13m to £60m in 2013 (2012: £73m). By income statement line, the movements were:

•

Net interest income increased by £17m to £74m in 2013 (2012: £57m), principally as a result of continued growth in customer loans. Net interest income also benefitted from the impact of improving new business margins.

•	Non-interest income decreased by £5m to £36m in 2013 (2012: £41m) reflecting a reduced volume of interest rate hedging services, driven by the continued low interest rate environment.

•

Administration expenses increased by £3m to £19m in 2013 (2012: £16m), reflecting the continued investment in the business supporting the larger commercial banking customers through increased product capabilities and systems development.

•	Depreciation and amortisation were unchanged at £nil in 2013 (2012: £nil).

•

Impairment losses on loans and advances increased by £22m to £31m in 2013 (2012: £9m) increased principally due to provisions in 2013 related to real estate business written before 2009 with the credit quality of business written from 2009 onwards continuing to perform well.

8	Abbey National Treasury Services plc 2014 Annual Report

Financial review

CORPORATE & INSTITUTIONAL BANKING

Corporate & Institutional Banking is a financial markets business focused on providing value added financial services to large corporates, with an annual turnover above £500m, and financial institutions, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. It also serves the rest of Santander UK’s business (including the Retail Banking and Commercial Banking divisions). It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both Santander UK and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and deposit taking and trade finance.

Summarised income statement

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	66	56	21
Non-interest income	265	298	402

Total operating income	331	354	423

Administration expenses	(194)	(168)	(166)
Depreciation, amortisation and impairment	(4)	(3)	(3)

Total operating expenses excluding impairment losses	(198)	(171)	(169)

Impairment losses on loans and advances	—	—	—
Provisions for other liabilities and charges	(9)	(7)	(8)

Total operating impairment losses	(9)	(7)	(8)

Profit before tax	124	176	246

2014 compared to 2013

Profit before tax decreased by £52m to £124m in 2014 (2013: £176m). By income statement line, the movements were:

•	Net interest income increased by £10m to £66m in 2014 (2013: £56m) driven by higher lending and the impact of new business margin improvement.

•

Non-interest income decreased by £33m to £265m in 2014 (2013: £298m) principally due to a lower demand for interest rate and foreign exchange risk management products and a risk reduction strategy in the second half of the year. This was partially offset by an increase in the short-term markets activity of clients.

•

Administration expenses increased by £26m to £194m in 2014 (2013: £168m), reflecting investment in developing transactional, interest rate and fixed income capabilities (including a new cash management platform, specific foreign exchange tools and infrastructure for supply chain finance), as well as the related controls, systems and processes.

•	Depreciation and amortisation remained broadly stable at £4m in 2014 (2013: £3m).

•	Provisions for other liabilities and charges were largely unchanged at £9m in 2014 (2013: £7m).

2013 compared to 2012

Profit before tax decreased by £70m to £176m in 2013 (2012: £246m). By income statement line, the movements were:

•

Net interest income increased by £35m to £56m in 2013 (2012: £21m), principally as a result of continued growth in customer loans generated through our trade finance business (invoice discounting programmes) and credit business with large corporates and a decrease in funding costs.

•

Non-interest income decreased by £104m to £298m in 2013 (2012: £402m), reflecting lower income from large corporates, notably as a result of lower demand for interest rate and foreign exchange risk management products. Furthermore, fixed income sales and money market transactions decreased reflecting reduced market activity compared to a particularly strong performance in 2012. The decrease also reflected a return to more normalised levels of market-making activity with reduced customer activity in a relatively stable, low interest rate environment. Market-making businesses (particularly in equity markets) also suffered lower levels of activity.

•

Administration expenses of £168m remained broadly in line with the prior year (2012: £166m), reflecting investment in growth opportunities for large corporates and the development of interest rate and foreign exchange product capabilities offset by tight cost control and reduced variable remuneration.

•	Depreciation and amortisation remained unchanged at £3m in 2013 (2012: £3m).

•	Provisions for other liabilities and charges were largely unchanged at £7m in 2013 (2012: £8m).

Abbey National Treasury Services plc 2014 Annual Report	9

Financial review

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

Summarised income statement

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest (expense)/income	(123)	(231)	61
Non-interest income/(expense)	120	179	(20)

Total operating (expense)/income	(3)	(52)	41

Administration expenses	(35)	(5)	(16)
Depreciation, amortisation and impairment	—	—	—

Total operating expenses excluding impairment losses, provisions and charges	(35)	(5)	(16)

Provisions for other liabilities and charges	(23)	(16)	(12)

Total operating impairment losses, provisions and charges	(23)	(16)	(12)

(Loss)/profit before tax	(61)	(73)	13

2014 compared to 2013

Loss before tax decreased by £12m to £61m (2013: £73m). By income statement line, the movements were:

•	Net interest expense decreased by £108m to £123m in 2014 (2013: expense of £231m) reflecting lower funding costs on new medium term issuance.

•

Non-interest income decreased by £59m to £120m in 2014 (2013: £179m) principally due to lower mark-to-market gains on certain derivatives which are only treated as hedging for Santander UK group purposes.

•	Administration expenses increased by £30m to £35m in 2014 (2013: £5m) reflecting additional regulatory and other project costs borne centrally.

•	Provisions for other liabilities and charges increased by £7m to £23m in 2014 (2013: £16m). The change principally reflects the increase in regulatory costs relating to the UK Bank Levy.

2013 compared to 2012

Loss before tax increased by £86m to £73m (2012: profit £13m). By income statement line, the movements were:

•

Net interest expense increased by £292m to £231m in 2013 (2012: income of £61m) as a consequence of the continued low interest rate environment. This reflected the increased drag from the run-off of the structural hedge put in place in previous years.

•

Non-interest income increased by £199m to income of £179m in 2013 (2012: expense of £20m) principally due to mark-to-market gains on certain derivatives, which are only treated as hedging for Santander UK group purposes. This was partially offset by the £38m credit arising from the debit valuation adjustment on derivatives written by ANTS. This debit valuation adjustment was introduced in accordance with the requirements of IFRS 13.

•	Administration expenses decreased by £11m to £5m in 2013 (2012: £16m), reflecting effective cost control and reduced variable remuneration.

•

Provisions for other liabilities and charges increased by £4m to £16m (2012: £12m). The charge primarily reflected provisions made in respect of the UK Bank Levy with the increase due the higher rate charged.

10	Abbey National Treasury Services plc 2014 Annual Report

Financial review

BALANCE SHEET REVIEW

This Financial Review describes the ANTS group’s significant assets and liabilities and its strategy and reasons for entering into such transactions. Throughout this section, references to UK and non-UK, in the geographical analysis, refer to the location of the office where the transaction is recorded.

SUMMARISED CONSOLIDATED BALANCE SHEET

	2014 £m	2013 £m
Assets
Cash and balances at central banks	4,460	4,911
Trading assets	21,373	21,897
Derivative financial instruments	25,792	21,550
Financial assets designated at fair value	2,577	2,534
Loans and advances to banks	11,344	113,649
Loans and advances to customers	38,285	41,108
Loans and receivables securities	22	128
Available for sale securities	2,525	2,962
Macro hedge of interest rate risk	935	379
Property, plant and equipment	10	6
Tax, intangibles and other assets	146	203

Total assets	107,469	209,327

Liabilities
Deposits by banks	17,416	120,698
Deposits by customers	4,523	7,780
Trading liabilities	15,333	21,275
Derivative financial instruments	26,607	21,496
Financial liabilities designated at fair value	2,848	3,407
Debt securities in issue	36,799	30,889
Macro hedge of interest rate risk	39	—
Tax, other liabilities and provisions	523	614

Total liabilities	104,088	206,159

Equity
Total shareholders’ equity	3,381	3,168

Total equity	3,381	3,168

Total liabilities and equity	107,469	209,327

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.

31 December 2014 compared to 31 December 2013

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased by 9% to £4,460m at 31 December 2014 (2013: £4,911m). The decrease was due to lower cash placed with the Federal Reserve Bank of New York as part of normal liquid asset portfolio management activity.

Trading assets

Trading assets decreased by 2% to £21,373m at 31 December 2014 (2013: £21,897m) reflecting lower levels of activity relating to securities purchased under resale agreements to both banks and customers offset by increased holdings of £4,139m of equity instruments as part of short term markets trading activity.

Derivative financial instruments - assets

Derivative assets increased by 20% to £25,792m at 31 December 2014 (2013: £21,550m). The increase was mainly attributable to the increase in fair values of interest rate and cross currency derivative assets mainly driven by movements in yield curves and foreign exchange.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value slightly increased by 2% to £2,577m at 31 December 2014 (2013: £2,534m). The increase was primarily attributable to the increase in fair value of the debt securities portfolio and UK Social Housing association loans, offset by the maturity of loans to UK Social Housing associations and new loans no longer being designated at fair value, in accordance with ANTS group’s policy.

Loans and advances to banks

Loans and advances to banks decreased by 90% to £11,344m at 31 December 2014 (2013: £113,649m). The decrease was due a change in the intercompany funding arrangement between ANTS plc and its immediate parent company Santander UK plc whereby only the net funding requirement of the commercial bank is passed between Santander UK plc and ANTS plc rather than the gross funding requirement as previously. The effect of this change was to reduce the intercompany balances between Santander UK plc and ANTS plc by approximately £100bn. For additional information, see Note 16 to the Consolidated Financial Statements.

Abbey National Treasury Services plc 2014 Annual Report	11

Financial review

Loans and advances to customers

Loans and advances to customers decreased by 7% to £38,285m at 31 December 2014 (2013: £41,108m) principally due reduced on-lending of covered bond issuances

Loans and receivables securities

Loans and receivables securities decreased by 83% to £22m at 31 December 2014 (2013: £128m). The decrease was attributable to the disposal of legacy Treasury asset portfolio.

Available for sale securities

Available for sale securities decreased by 15% to £2,525m at 31 December 2014 (2013: £2,962m) largely due to the sale and redemption of UK Government bonds as part of normal liquid asset portfolio management activity.

Macro hedge of interest rate risk

The macro (or portfolio) hedge of interest rate risk increased to £935m at 31 December 2014 (2013: £379m) mainly driven by movements in yield curves and foreign exchange movements.

Tax, intangibles and other assets

Tax, intangibles and other assets decreased by 28% to £146m at 31 December 2014 (2013: £203m) reflecting lower balances with Santander UK group companies.

Liabilities

Deposits by banks

Deposits by banks decreased by 86% to £17,416m at 31 December 2014 (2013: £120,698m). The decrease was due a change in the intercompany funding arrangement between ANTS plc and its immediate parent company Santander UK plc whereby only the net funding requirement of the commercial bank is passed between Santander UK plc and ANTS plc rather than the gross funding requirement as previously. The effect of this change was to reduce the intercompany balances between Santander UK plc and ANTS plc by approximately £100bn. For additional information, see Note 26 to the Consolidated Financial Statements.

Deposits by customers

Deposits by customers decreased by 42% to £4,523m at 31 December 2014 (2013: £7,780m). The decrease was attributable to lower levels of deposits from both third party customers and other Santander UK group companies.

Trading liabilities

Trading liabilities decreased by 28% to £15,333m at 31 December 2014 (2013: £21,275m). A decrease in securities sold under repurchase activities and the cash collateral received as part of normal trading activity were offset by an increase in short-term deposits, short positions in securities.

Derivative financial instruments - liabilities

Derivative liabilities increased by 24% to £26,607m at 31 December 2014 (2013: £21,496m). The increase was mainly attributable to the increase in fair values of interest rate and cross currency derivative liabilities mainly driven by movements in yield curves and foreign exchange.

Financial liabilities designated at fair value through profit and loss

Financial liabilities designated at fair value decreased by 16% to £2,848m at 31 December 2014 (2013: £3,407m). The decrease principally reflected reduced issuances in financial liabilities designated at fair value through profit or loss, with new issuances at amortised cost in debt securities in issue.

Debt securities in issue

Debt securities in issue increased by 19% to £36,799m at 31 December 2014 (2013: £30,889m), reflecting increased issuances in short-term funding through the Commercial Paper Programme and Certificate of Deposits, partially offset by maturities of medium term notes.

Tax, other liabilities and provisions

Tax, other liabilities and provisions decreased by 15% to £523m at 31 December 2014 (2013: £614m). The decrease principally reflected the decrease in unsettled financial transactions.

Equity

Total shareholders’ equity increased by 7% to £3,381m at 31 December 2014 (2013: £3,168m). The increase was principally attributable to the valuation of cashflow hedges and retained profit for the year of £121m.

12	Abbey National Treasury Services plc 2014 Annual Report

Financial review

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

In the remaining sections of the Financial Review, the principal assets and liabilities are summarised by their nature, rather than by their classification in the Consolidated Balance Sheet. The classifications of assets and liabilities in the consolidated balance sheet, including the note reference, and in the Financial Review may be reconciled as follows:

31 December 2014		Financial review section
Balance sheet line item	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Tangible fixed assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	12	—	—	—	—	—	4,460	4,460
Trading assets	13	12,430	5,936	3,007	—	—	—	21,373
Derivative financial instruments	14	—	—	—	25,792	—	—	25,792
Financial assets designated at fair value	15	318	—	2,259	—	—	—	2,577
Loans and advances to banks	16	—	11,344	—	—	—	—	11,344
Loans and advances to customers	17	—	—	38,285	—	—	—	38,285
Loans and receivables securities	19	—	—	22	—	—	—	22
Available for sale securities	20	2,525	—	—	—	—	—	2,525
Macro hedge of interest rate risk		—	—	—	—	—	935	935
Property, plant and equipment	23	—	—	—	—	10	—	10
Tax, intangibles and other assets		—	—	—	—	—	146	146

		15,273	17,280	43,573	25,792	10	5,541	107,469

			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	26		17,416	—	—	—	—	17,416
Deposits by customers	27		—	4,523	—	—	—	4,523
Trading liabilities	28		7,223	4,899	3,211	—	—	15,333
Derivative financial instruments	14		—	—	—	26,607	—	26,607
Financial liabilities designated at fair value	29		—	—	2,848	—	—	2,848
Debt securities in issue	30		—	—	36,799	—	—	36,799
Macro hedge of interest rate risk			—	—	—	—	39	39
Tax, other liabilities and provisions			—	—	—	—	523	523
			24,639	9,422	42,858	26,607	562	104,088

31 December 2013		Financial review section
Balance sheet line item	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Tangible fixed assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	12	—	—	—	—	—	4,911	4,911
Trading assets	13	8,169	9,326	4,402	—	—	—	21,897
Derivative financial instruments	14	—	—	—	21,550	—	—	21,550
Financial assets designated at fair value	15	316	—	2,218	—	—	—	2,534
Loans and advances to banks	16	—	113,649	—	—	—	—	113,649
Loans and advances to customers	17	—	—	41,108	—	—	—	41,108
Loans and receivables securities	19	—	—	128	—	—	—	128
Available for sale securities	20	2,962	—	—	—	—	—	2,962
Macro hedge of interest rate risk		—	—	—	—	—	379	379
Property, plant and equipment	23	—	—	—	—	6	—	6
Tax, intangibles and other assets		—	—	—	—	—	203	203
		11,447	122,975	47,856	21,550	6	5,493	209,327

			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	26		120,698	—	—	—	—	120,698
Deposits by customers	27		—	7,780	—	—	—	7,780
Trading liabilities	28		11,289	7,069	2,917	—	—	21,275
Derivative financial instruments	14		—	—	—	21,496	—	21,496
Financial liabilities designated at fair value	29		—	—	3,407	—	—	3,407
Debt securities in issue	30		—	—	30,889	—	—	30,889
Tax, other liabilities and provisions			—	—	—	—	614	614

			131,987	14,849	37,213	21,496	614	206,159

Abbey National Treasury Services plc 2014 Annual Report	13

Financial review

SECURITIES

The ANTS group’s holdings of securities only represent a small proportion of its total assets. ANTS holds securities principally in its trading portfolio or classified as available-for-sale.

Securities analysis by type of issuer

The following table sets out the book and market values of securities at 31 December 2014, 2013 and 2012. For further information, see the Notes to the Consolidated Financial Statements.

	2014 £m	2013 £m	2012 £m
Trading portfolio
Debt securities:
UK Government	905	989	1,817
US Treasury and other US Government agencies and corporations	309	399	31
Other OECD governments	5,788	5,243	2,069
Bank and building society:
- Certificates of deposit and bonds	—	—	13
Other issuers:
- Fixed and floating rate notes - Government guaranteed	979	1,081	426
- Fixed and floating rate notes - Other	—	147	138
Ordinary shares and similar securities	4,449	310	464

	12,430	8,169	4,958

Available for sale securities
Debt securities:
UK Government	2,445	2,664	3,844
US Treasury and other US Government agencies and corporations	—	—	363
Other OECD governments	—	—	906
Banks	80	298	—

	2,525	2,962	5,113

Financial assets designated at fair value through profit and loss
Debt securities:
- Mortgage-backed securities	226	229	250
- Other asset-backed securities	92	87	78

	318	316	328

	15,273	11,447	10,399

UK Government

UK Government securities represent Treasury Bills and UK Government guaranteed issues by other UK banks. These securities are held for trading and liquidity purposes. For further information, see ‘Country Risk Exposure’ in the Risk Review.

US Treasury and other US Government agencies and corporations

US Treasury and other US Government agencies’ and corporations’ securities represent US Treasury Bills, including cash management bills. These securities are held for trading and liquidity purposes. For further information, see ‘Country Risk Exposure’ in the Risk Review.

Other OECD governments

Other OECD government securities represent issues by OECD governments, other than the US and UK Governments, principally Japan, Italy and Switzerland (2013: principally Japan, Italy and Switzerland). These securities are held for trading and liquidity management purposes. For further information, see ‘Country Risk Exposure’ in the Risk Review.

Bank and building society certificates of deposit and bonds

Bank bonds represent fixed securities with short to medium-term maturities issued by banks. These were managed within the overall position for the relevant book. These securities were held for liquidity purposes.

Fixed and floating rate notes

Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. These securities are held for trading and yield purposes. For further information on Government-guaranteed fixed and floating rate notes, see ‘Country Risk Exposure’ in the Risk Review.

14	Abbey National Treasury Services plc 2014 Annual Report

Financial review

Mortgage-backed securities

This category principally comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element. These securities are held as part of the FMIR portfolio. See Note 15 to the Consolidated Financial Statements.

Other asset-backed securities

This category principally comprises a range of mostly floating-rate asset-backed securities. See Note 15 to the Consolidated Financial Statements.

Contractual maturities of securities

Contractual maturities for available-for-sale debt securities and contractual maturities of investments held for trading or classified as fair value through profit or loss are set out in Notes 20 and 40 to the Consolidated Financial Statements, respectively.

Significant exposures

The following table sets forth the book value (which equals market value) of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of the ANTS group’s shareholders’ funds at 31 December 2014 as set out in the Consolidated Balance Sheet. The table also sets forth the classification of the securities in the Consolidated Balance Sheet.

	Trading assets £m	Available-for-sale assets £m	Total £m
UK Government and UK Government guaranteed	1,884	2,445	4,329

Japanese Government	3,783	—	3,783

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

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
UK	12,186	118,728	115,044	118,176	153,030
Non-UK	5,094	4,247	1,930	1,402	1,661

	17,280	122,975	116,974	119,578	154,691

Further geographical analysis of loans and advances to banks based on the country of domicile of the borrower rather than the office of lending is contained in ‘Country Risk Exposure’ in the Risk Review, including details of balances with other Santander UK group companies and other Banco Santander group companies.

Loans and advances to banks maturity analysis

The following table sets forth loans and advances to banks by maturity at 31 December 2014.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK	10,064	786	450	270	330	286	12,186
Non-UK	2,808	2,286	—	—	—	—	5,094

	12,872	3,072	450	270	330	286	17,280

Of which:
- Fixed interest rate	7,764	3,072	450	270	330	286	12,172
- Variable interest rate	5,108	—	—	—	—	—	5,108

	12,872	3,072	450	270	330	286	17,280

Abbey National Treasury Services plc 2014 Annual Report	15

Financial review

LOANS AND ADVANCES TO CUSTOMERS

ANTS provides lending facilities primarily to corporate customers and to the wider Santander UK group. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by the short term markets business.

Loans and advances to customers geographical analysis

The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. Further geographical analysis of loans and advances to customers based on the country of domicile of the borrower rather than the office of lending is contained in ‘Country Risk Exposure’ in the Risk Review, including details of balances with other Banco Santander group companies.

The balances below are stated before the deduction for impairment loss allowances and include loans and advances to customers that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
UK
Corporate loans	15,487	15,655	15,476	15,170	13,129
Other secured advances	—	21	—	—	—
Other unsecured advances	807	161	64	349	7
Purchase and resale agreements	1,387	4,210	2,512	6,150	8,634
Loans and receivables securities	4	3	162	66	79
Amounts due from Banco Santander group undertakings	66	153	5	5	8
Amounts due from Santander UK group undertakings	24,917	27,560	32,584	27,831	26,942

Total UK	42,668	47,763	50,803	49,571	48,799

Non-UK
Other unsecured advances	—	31	25	—	—
Purchase and resale agreements	963	—	4,951	188	18
Loans and receivable securities	18	125	—	—	—

Total non-UK	981	156	4,976	188	18

Total	43,649	47,919	55,779	49,759	48,817
Less: impairment loss allowances	(76)	(63)	(112)	(130)	(108)

Total, net of impairment loss allowances	43,573	47,856	55,667	49,629	48,709

Detailed analysis of the loans and receivables securities included in the table above is set out in Note 19 to the Consolidated Financial Statements. Further analysis of the impairment loss allowance is set out in Note 17 to the Consolidated Financial Statements.

No single concentration of loans and advances, with the exception of corporate loans and amounts due from Santander UK group undertakings as disclosed in the table above, accounts for more than 10% of total loans and advances and no individual country, other than the UK accounts for more than 5% of total loans and advances.

Loans and advances to customers maturity analysis

The following table sets out loans and advances to customers by maturity at 31 December 2014. Overdrafts are included in the ‘on-demand’ category. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Corporate loans	5	227	716	5,827	1,439	7,273	15,487
Other unsecured advances	599	197	11	—	—	—	807
Purchase and resale agreements	—	1,007	230	150	—	—	1,387
Loans and receivables securities	—	—	—	—	—	4	4
Amounts due from Banco Santander group undertakings	—	—	—	52	14	—	66
Amounts due from Santander UK group undertakings	—	2,626	3,845	9,815	8,631	—	24,917

Total UK	604	4,057	4,802	15,844	10,084	7,277	42,668

Non-UK
Purchase and resale agreements	—	963	—	—	—	—	963
Loans and receivables securities	—	—	—	—	—	18	18

Total non-UK	—	963	—	—	—	18	981

Total	604	5,020	4,802	15,844	10,084	7,295	43,649

Of which:
- Fixed interest rate	603	2,197	3,056	7,862	9,181	4,585	27,484
- Variable interest rate	1	2,823	1,746	7,982	903	2,710	16,165

	604	5,020	4,802	15,844	10,084	7,295	43,649

The ANTS group’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.

The balance sheet is managed on a behavioural basis, rather than on the basis of contractual maturity, with many loans being prepaid prior to their legal maturity.

16	Abbey National Treasury Services plc 2014 Annual Report

Financial review

Impairment loss allowances on loans and advances to customers

Details of the ANTS group’s impairment loss allowances policy are set out in Note 1 to the Consolidated Financial Statements. An analysis of impairment loss allowances on loans and advances to customers, including movements in impairment loss allowances, is set out in Note 17 to the Consolidated Financial Statements.

DERIVATIVE ASSETS AND LIABILITIES

	2014 £m	2013 £m	2012 £m
Assets
- held for trading	25,133	20,910	32,873
- held for hedging	659	640	403

	25,792	21,550	33,276

Liabilities
- held for trading	25,046	20,285	32,493
- held for hedging	1,561	1,211	1,595

	26,607	21,496	34,088

Derivatives are held for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, ANTS chooses to designate certain derivatives in a hedging relationship if they meet specific criteria. The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.

Commercial Banking and Corporate & Institutional Banking deal with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Corporate & Institutional Banking. Corporate & Institutional Banking is responsible for implementing ANTS group derivative hedging with the external market together with its own trading activities. Further detail on market risk is set out in the Risk Review. A summary of the ANTS group’s derivative activities, the related risks associated with such activities and the types of hedging derivatives used in managing such risks, as well as notional amounts and assets and liabilities analysed by contract type are contained in Note 14 of the Consolidated Financial Statements.

TANGIBLE FIXED ASSETS

	2014 £m	2013 £m	2012 £m
Property, plant and equipment	10	6	6

Capital expenditure incurred during the year	7	3	4

Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Note 23 to the Consolidated Financial Statements. The ANTS group had no property interests at 31 December 2014 (2013: none).

At 31 December 2014, the ANTS group operated from two principal Santander UK sites including its headquarters (2013: two). They are used for its significant business operations, including Technology and Operations; People and Talent; Commercial Banking; Corporate & Institutional Banking; Finance; Compliance; Marketing; and IT operations including Data Centres.

Management believes its existing properties and those under construction, together with those it leases, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.

Abbey National Treasury Services plc 2014 Annual Report	17

Financial review

DEPOSITS BY BANKS(1)

The balances below include deposits by banks that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2014 £m	2013 £m	2012 £m
Year-end balance	24,639	131,987	124,277
Average balance(1)	117,065	131,402	141,318
Average interest rate(1)	1.27%	1.31%	1.83%

(1)	Calculated using monthly data.

At 31 December 2014, deposits by foreign banks amounted to £1,708m (2013: £12,756m, 2012: £9,232m).

The following tables set forth the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2014 £m	2013 £m	2012 £m
UK	116,933	131,314	141,171
Non-UK	132	88	147

	117,065	131,402	141,318

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2014 £m	2013 £m	2012 £m
Year-end balance	9,422	14,849	13,497
Average balance(1)	9,948	11,235	16,720
Average interest rate(1)	0.63%	1.19%	1.38%

(1)	Calculated using monthly data.

The following tables set forth the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2014 £m	2013 £m	2012 £m
UK
Wholesale deposits	6,875	8,035	15,492

	6,875	8,035	15,492

Non-UK
Wholesale deposits	3,073	3,200	1,228

	3,073	3,200	1,228

	9,948	11,235	16,720

Wholesale deposits are those which either are obtained through the money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates that reflect the inter-bank money market rates.

18	Abbey National Treasury Services plc 2014 Annual Report

Financial review

SHORT-TERM BORROWINGS

ANTS includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission (the ‘SEC’) as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the ANTS group’s balance sheet. The ANTS group’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the table below for each of the years ended 31 December 2014, 2013 and 2012.

	2014 £m	2013 £m	2012 £m
Securities sold under repurchase agreements
- Year-end balance	9,418	14,172	23,433
- Year-end interest rate	0.35%	0.45%	0.38%
- Average balance(1)	16,661	19,560	29,486
- Average interest rate(1)	0.34%	0.55%	0.38%
- Maximum balance(1)	21,756	24,810	37,621
Commercial paper
- Year-end balance	4,364	3,996	3,697
- Year-end interest rate	0.24%	0.27%	0.37%
- Average balance(1)	4,404	4,453	3,742
- Average interest rate(1)	0.29%	0.28%	0.61%
- Maximum balance(1)	5,412	5,291	3,921
Borrowings from banks (Deposits by banks)
- Year-end balance	927	499	256
- Year-end interest rate	1.84%	0.05%	0.54%
- Average balance(1)	628	521	513
- Average interest rate(1)	1.19%	0.01%	1.44%
- Maximum balance(1)	1,649	1,149	2,262
Negotiable certificates of deposit
- Year-end balance	3,806	2,646	4,499
- Year-end interest rate	0.36%	0.41%	0.61%
- Average balance(1)	4,044	2,529	2,208
- Average interest rate(1)	0.39%	1.51%	1.39%
- Maximum balance(1)	5,142	3,173	4,499
Other debt securities in issue
- Year-end balance	4,333	5,392	2,305
- Year-end interest rate	2.52%	3.39%	2.46%
- Average balance(1)	4,769	4,728	4,757
- Average interest rate(1)	2.90%	3.10%	2.54%
- Maximum balance(1)	5,938	6,824	5,619

(1)	Calculated using monthly data.

Commercial paper is issued by ANTS and Abbey National North America LLC. Abbey National Treasury Services plc issues commercial paper with a minimum issuance amount of Euro 100,000 with a maximum maturity of 364 days. Abbey National North America LLC, a subsidiary of ANTS issues commercial paper with minimum denominations of US$100,000 with maturity of up to 270 days from the date of issue.

Certificates of deposit and certain time deposits

The following table sets forth the maturities of the ANTS group’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2014.

Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m
Certificates of deposit:
- UK	1,683	583	277	—	2,543
- Non-UK	1,197	33	33	204	1,467
Wholesale time deposits:
- UK	639	30	99	101	869

	3,519	646	409	305	4,879

At 31 December 2014, an additional £nil (2013: £14m) of wholesale deposits were repayable on demand.

Abbey National Treasury Services plc 2014 Annual Report	19

Financial review

DEBT SECURITIES IN ISSUE

ANTS has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

	Note	2014 £m	2013 £m	2012 £m
Trading liabilities	28	3,211	2,917	4,119
Financial liabilities designated at fair value	29	2,848	3,407	4,002
Debt securities in issue	30	36,799	30,889	33,770

		42,858	37,213	41,891

Most of the debt securities that ANTS has issued are classified as ‘Debt securities in issue’ in the balance sheet. The remaining debt securities issued by ANTS are classified separately in the balance sheet, either because they qualify as ‘Trading liabilities’ or were designated upon initial recognition as ‘Financial liabilities designated at fair value’. Further information is set out in Notes 28 to 30 to the Consolidated Financial Statements.

ANTS enters into cross-currency derivatives in connection with all funding raised through the issuance of debt securities in currencies other than sterling (principally euro, US dollars and Japanese yen) which swap foreign currency liabilities back into sterling as the ANTS group’s commercial balance sheet is almost entirely denominated in sterling.

CONTRACTUAL OBLIGATIONS

The amounts and maturities of contractual obligations in respect of guarantees are described in Note 34 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are set out in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates:

	Payments due by period
	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m
Deposits by banks (1) (2)	24,639	19,255	4,090	460	834
Deposits by customers - repos(1)	4,040	4,040	—	—	—
Deposits by customers - other(2)	5,382	4,262	609	225	286
Derivative financial instruments	26,607	3,087	2,754	2,609	18,157
Debt securities in issue(3)	42,858	13,214	10,717	6,061	12,866
Operating lease obligations	72	8	16	16	32
Purchase obligations	31	31	—	—	—

	103,629	43,897	18,186	9,371	32,175

(1)	Securities sold under repurchase agreements.
(2)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.
(3)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and deposits by customers can be found in Notes 26 and 27 to the Consolidated Financial Statements. The ANTS group has entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

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

In addition, in the ordinary course of business, the ANTS group issues guarantees on behalf of customers. The significant types of guarantees are standby letters of credit which represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of the ANTS group’s customer. These are included in the normal impairment loss allowance assessment alongside other forms of credit exposure.

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

See Note 21 to the Consolidated Financial Statements for further information regarding off-balance sheet arrangements. See Note 34 to the Consolidated Financial Statements for additional information regarding the ANTS group’s guarantees, commitments and contingencies.

20	Abbey National Treasury Services plc 2014 Annual Report

Financial review

INTEREST RATE SENSITIVITY

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. ANTS seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the Risk Review.

Changes in net interest income - volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended 31 December 2014, 2013 and 2012. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2014/2013			2013/2012
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	(54)	(199)	145	(1,153)	(295)	(858)
- Non-UK	8	10	(2)	9	20	(11)
Loans and advances to customers:
- UK	(123)	(8)	(115)	(32)	(115)	83
Other interest earning financial assets:
- UK	(8)	(13)	5	2	2	—
- Non-UK	(2)	(2)	—	1	1	—

Total interest income
- UK	(185)	(220)	35	(1,183)	(408)	(775)
- Non-UK	6	8	(2)	10	21	(11)

	(179)	(212)	33	(1,173)	(387)	(786)

Interest expense
Deposits by banks:
- UK	(133)	(141)	8	(961)	(287)	(674)
Deposits by customers – wholesale deposits:
- UK	(58)	(17)	(41)	31	(14)	45
- Non-UK	—	1	(1)	1	—	1
Debt securities in issue:
- UK	(118)	162	(280)	4	(103)	107
- Non UK	(6)	1	(7)	(8)	12	(20)

Total interest expense
- UK	(309)	4	(313)	(926)	(404)	(522)
- Non-UK	(6)	2	(8)	(7)	12	(19)

	(315)	6	(321)	(933)	(392)	(541)

Net interest income	136	(218)	354	(240)	5	(245)

Abbey National Treasury Services plc 2014 Annual Report	21

Financial review

AVERAGE BALANCE SHEET

As year-end statements may not be representative of activity throughout the year, average balance sheets are presented below. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

	2014			2013			2012
	Average Balance(1) £m	Interest(4) (5) £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets
Loans and advances to banks:
- UK	92,372	1,513	1.64	105,816	1,567	1.48	118,670	2,720	2.29
- Non-UK	12,234	29	0.24	8,382	21	0.25	3,113	12	0.39
Loans and advances to customers:(3)
- UK	39,454	944	2.39	39,738	1,067	2.70	44,368	1,099	2.48
Other interest-earning financial assets
- UK	2,653	32	1.21	3,955	40	1.01	3,760	38	1.01
- Non UK	—	—	—	166	2	1.20	92	1	1.09

Total average interest-earning assets, interest income(2)	146,713	2,518	1.72	158,057	2,697	1.71	170,003	3,870	2.28

Impairment loss allowances	(54)	—	—	(105)	—	—	(142)	—	—
Trading business	18,233	—	—	25,032	—	—	26,444	—	—
Assets designated at FVTPL	2,573	—	—	2,888	—	—	4,152	—	—
Other non-interest-earning assets	30,214	—	—	33,955	—	—	39,971	—	—

Total average assets	197,679	—	—	219,827	—	—	240,428	—	—

Non-UK assets as a % of total	6.19%	—	—	3.89%	—	—	1.33%	—	—

Liabilities
Deposits by banks:
- UK	(102,617)	(1,365)	1.33	(113,290)	(1,498)	1.32	(128,254)	(2,459)	1.92
- Non-UK	(73)	—	—	(14)	—	—	(90)	—	—
Deposits by customers - wholesale:
- UK	(4,559)	(41)	0.90	(5,492)	(99)	1.80	(6,879)	(68)	0.99
- Non-UK	(1,141)	(1)	0.13	(628)	(1)	0.16	(68)	—	—
Bonds and medium-term notes:
- UK	(29,676)	(1,065)	3.59	(26,097)	(1,183)	4.53	(28,605)	(1,179)	4.12
- Non-UK	(4,730)	(11)	0.23	(4,512)	(17)	0.38	(3,043)	(25)	0.82
Dated and undated loan capital and other subordinated liabilities:
- UK	—	—	—	—	—	—	—	—	—

Total average interest-bearing liabilities, interest expense(2)	(142,796)	(2,483)	1.74	(150,033)	(2,798)	1.86	(166,939)	(3,731)	2.23

Trading business	(23,262)	—	—	(30,343)	—	—	(27,947)	—	—
Liabilities designated at FVTPL	(3,556)	—	—	(4,997)	—	—	(5,152)	—	—
Non-interest-bearing liabilities:					—	—		—	—
- Other	(24,759)	—	—	(30,541)	—	—	(36,654)	—	—
- Shareholders’ funds	(3,306)	—	—	(3,913)	—	—	(3,736)	—	—

Total average liabilities and shareholders’ funds	(197,679)	—	—	(219,827)	—	—	(240,428)	—	—

Non-UK liabilities as a % of total	3.01%	—	—	2.34%	—	—	1.33%	—	—

(1)	Average balances are based upon monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2014 was 102.74% (2013: 105.35%, 2012: 101.84%).
(3)	Loans and advances to customers include non-performing loans. See the ‘Credit Risk’ section of the Risk Review.
(4)	The net interest margin for the year ended 31 December 2014 was 0.02% (2013: (0.06)%, 2012: 0.08%). Net interest margin is calculated as net interest income divided by average interest-earning assets.
(5)

The interest spread for the year ended 31 December 2014 was (0.02)% (2013: (0.16)%, 2012: 0.04%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

22	Abbey National Treasury Services plc 2014 Annual Report

Financial review

CASH FLOWS

	2014 £m	2013 £m	2012 £m
Net cash (outflow)/inflow from operating activities	(90,215)	23,964	2,388
Net cash inflow/(outflow) from investing activities	403	3,196	(5,134)
Net cash inflow/(outflow) from financing activities	5,041	(2,652)	2,926

(Decrease)/increase in cash and cash equivalents	(84,771)	24,508	180

The major activities and transactions that affected the ANTS group’s cash flows during 2014, 2013 and 2012 were as follows:

In 2014, the net cash outflow from operating activities of £90,215m primarily due to the revision of the legal agreements for intercompany funding arrangements between the Company and Santander UK plc as a result of which only trades that generate the actual net funding requirement are reported, as disclosed in Notes 16 and 26. The effect of this change on the ANTS group was to reduce intercompany balances in 2014, including intercompany loans that qualified as cash equivalents, thereby reducing the cash and cash equivalents balance, as well as loans and advances to banks and deposits by banks and hence cash flows from operating activities. In 2014, the net cash inflow from investing activities of £403m resulted principally from the sale and redemption of available-for-sale securities. In 2014, the net cash inflow from financing activities of £5,041m reflected new issues of loan capital of £18,929m offset by repayments of debt securities maturing in the year of £13,888m.

In 2013, the net cash inflow from operating activities of £23,964m resulted from the ANTS group’s continued deleveraging process of legacy portfolios in run-off and increased deposits from other banks. In 2013, the net cash inflow from investing activities of £3,196m resulted primarily from the net proceeds of acquisitions and disposals of UK Treasury bills and the disposal of the investment in Abbey National Treasury Services Overseas Holdings Limited. In 2013, the net cash outflow from financing activities of £2,652m reflected repayments of loans capital maturing in the year of £25,467m offset by new issues of loan capital of £23,565m and payment of £750m dividends on ordinary shares. In 2013, cash and cash equivalents increased by £16,390m principally from continued de-leveraging process of legacy portfolios in run-off.

In 2012, the net cash inflow from operating activities of £2,388m resulted from the ANTS group’s continued de-leveraging process of legacy portfolios in run-off, partially offset by the increase in securities held for trading. In 2012, the net cash outflow from investing activities of £5,134m resulted primarily from the acquisition of UK Treasury bills. In 2012, the net cash inflow from financing activities of £2,926m reflected new issues of loan capital of £31,314m offset by repayments of loan capital maturing in the year of £28,388m. In 2012, cash and cash equivalents increased by £180m principally from the issue of new loan capital and the continued de-leveraging process of legacy portfolios in run-off offset by the purchase of Treasury bills.

Abbey National Treasury Services plc 2014 Annual Report	23

Risk review

24	Abbey National Treasury Services plc 2014 Annual Report

Risk review

This Risk review contains audited financial information, except as otherwise marked as unaudited. The audited financial information in this Risk review forms an integral part of the Consolidated Financial Statements

Following a strategic review, the segmental financial information reported to the Board (ANTS’s chief operating decision maker) was revised in the fourth quarter of 2014, and prior periods restated, principally to designate two distinct main customer business segments, which reflect how we now manage and operate: Commercial Banking and Corporate & Institutional Banking, as well as Corporate Centre. The financial information in this Risk Review has been presented on this basis for all periods. See Note 2 to the Consolidated Financial Statements.

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

ANTS contains part of a number of Santander UK’s business segments. Specifically, ANTS consists of part of the Santander UK group’s Commercial Banking, Corporate & Institutional Banking, and Corporate Centre business segments. Whether transactions are booked in ANTS or another Santander UK group entity reflects historical or operational reasons and does not necessarily reflect any particular business split.

Santander UK plc has given a full and unconditional guarantee in respect of the unsubordinated liabilities of ANTS incurred up to 30 June 2015. The Company has given a reciprocal guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred up to 30 June 2015. As a consequence of the reciprocal guarantee given by the Company in respect of the unsubordinated liabilities of Santander UK plc, the Company is exposed to the same risks as the Santander UK group, of which the Company and the ANTS group are part.

As a subsidiary of Santander UK plc, ANTS has adopted the Santander UK Risk Framework. As a consequence, the ANTS group’s risks are managed at a Santander UK group level in accordance with the Santander UK group’s Risk Framework. The Risk Review describes the Santander UK group’s Risk Framework and includes more detail on the key risks (on a segmental basis or aggregated where relevant) to which the ANTS group is directly exposed. In addition, as a consequence of the guarantee given by the ANTS group in respect of the unsubordinated liabilities of Santander UK plc, the ANTS group is indirectly exposed to risks that arise in parts of the Santander UK group that are wholly outside the ANTS group. Those risks consist of retail credit risk and pension obligations risk.

The Risk review consists of:

•	A description of Santander UK’s approach to the management of risk, including its Risk Framework; and

•	Further detail on the ANTS group’s key risks.

Throughout the Risk Review, except where stated otherwise, references to Santander UK should be taken to include the ANTS group (reflecting both the risks that ANTS is directly exposed to through its own activities and the risks arising elsewhere in the Santander UK group that ANTS is indirectly exposed to due to the existence of the cross guarantees described above).

RISK GOVERNANCE

As a significant financial services provider, risk is at the core of Santander UK’s day-to-day activities. The understanding and control of risk on an enterprise-wide basis is critical for the effective management of the business. Santander UK aims to employ a prudent approach and advanced risk management techniques to facilitate the delivery of robust financial performance, and ultimately build sustainable value for all our stakeholders. Santander UK aims to maintain a predictable medium-low risk profile, consistent with its business model, which is key to the successful achievement of its strategic objectives.

RISK FRAMEWORK

In December 2013, the Board of Santander UK plc (the ‘Santander UK Board’) approved an updated Risk Framework, which was implemented and embedded during 2014. As a subsidiary of Santander UK plc, ANTS has adopted this Risk Framework This framework was not significantly changed from the framework set out in the 2013 Annual Report. The key components include:

•	Risk definition;

•	Risk culture, overriding principles and minimum standards;

•	Governance, roles and responsibilities; and

•	Internal control system.

Good progress has been made in implementing the Santander UK Risk Framework and embedding enterprise-wide risk management. Progress has been reviewed by Santander UK Board Risk Committee, linked to annual Risk Framework attestations which are evidence based and approved by Santander UK Executive Committee members. Risk management is becoming more effective as a result through the improved identification, assessment, management and reporting of risk.

The key changes introduced as part of this new framework included improvements to the risk definitions, including a simplification of the key risk types, and enhancements of the governance structure, including a streamlining of the lines of defence model. There was no change to the overriding principles. The main changes were:

With respect to risk definition and structure:

•

The main risks types were simplified as: Credit, Trading Market, Balance Sheet Management (previously known as Structural) including Banking Market (previously known as Non-traded Market), Operational, Conduct, Regulatory and Legal; and

•	The additional classification of financial / non-financial risks was removed as this was deemed as unnecessary.

With respect to governance, roles and responsibilities:

•	A Risk Culture Statement was included in order to formalise standards across Santander UK; and

•	The three lines of defence model was simplified.

Further updates to the Risk Framework were approved by the Santander UK Board in December 2014, and included:

•	The addition of Strategic, Reputational and Model risk as risk types; and

•	The rationalisation of the risk management committee structure.

Abbey National Treasury Services plc 2014 Annual Report	25

Risk review

Risk definition

Risk is defined as the uncertainty around Santander UK’s ability to achieve its business objectives. It specifically equates to a number of risk factors that have the potential to adversely impact Santander UK’s financial resources. Enterprise-wide risk (‘EWR’) is defined as the overall combined set of risks to the objectives of the enterprise. The main risks are:

Risk	Definition
Credit risk

The risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which ANTS has directly provided credit, or for which it has assumed a financial obligation.

Market risk	Trading market risk is the risk of losses in on- and off-balance sheet trading positions, arising from movements in market prices or other external factors.

Balance sheet management risk

Balance sheet management risk comprises banking market risk, liquidity risk and capital risk.

Banking market risk is the risk of loss of income or economic value arising from changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect ANTS’s net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.

Liquidity risk is the risk that ANTS, although solvent, does not have sufficient liquid financial resources available to enable it to meet its obligations as they fall due, or can only secure such resources at excessive cost. It is generally split into three types of risk:

• Funding or structural liquidity risk is the risk that ANTS may not have sufficient liquid assets to meet the payments required at a given time due to maturity transformation.

•         Contingent liquidity risk is the risk that future events may require a larger than expected amount of liquidity i.e. the risk of not having sufficient liquid assets to meet sudden and unexpected short-term obligations.

• Market liquidity risk is the risk that assets, held by ANTS to mitigate the risk of failing to meet its obligations as they fall due, which are normally liquid become illiquid when they are needed.

Capital risk is the risk of Santander UK not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.

Operational risk	The risk of direct, or indirect, loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Conduct risk	The risk that ANTS’s decisions and behaviours lead to a detriment or poor outcomes for our customers and that the Santander UK group fails to hold to and maintain high standards of market integrity.

Regulatory risk	The risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules.

Legal risk

The risk of an impact arising from legal deficiencies in ANTS’s contracts, its failure to take appropriate measures to protect its assets, its failure to manage legal disputes appropriately or its failure to assess or implement the requirements of a change in law.

Strategic risk	The risk of not achieving the strategic business plan due to strategic decisions taken or the inability to respond to changes in the business environment.

Reputational risk	The risk of damage to the way ANTS’s is perceived by the public, clients, investors, or any other interested party.

Model risk	The risk of loss arising from decisions mainly based on results of models, due to errors in the design, application or usage of such models.

26	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Risk culture, overriding principles and minimum standards (unaudited)

Objectives

Risk culture plays a significant role in Santander UK’s (including ANTS’s) aim to be the best bank for our people, customers, shareholders and communities. Having a strong unified culture is critical to success and was a key focus throughout 2014 ensuring risk culture is fully embedded on an enterprise-wide basis through the emphasis on the importance of the identification, assessment, management and reporting of all risks. Risk culture is embedded into all business units through the implementation of the Santander UK Risk Framework, Risk Attestations and initiatives aligned to the Santander UK Risk Culture Statement.

The following overriding principles and minimum standards underpin the Risk Framework:

•	Every business unit is accountable for the management of the risks arising from its activities;

•	Risk needs to be considered as part of the governance around any and every business decision;

•	All material risk exposures must be identified, assessed, managed and reported in a timely and accurate manner;

•

A comprehensive internal control system must be in place to ensure that risk management and control is executed in accordance with the agreed overriding principles, minimum standards, risk appetite, policies, mandates and delegated authorities; and

•

Risk needs to be included within objective setting, performance management and variable remuneration to ensure a balanced approach to risk taking at all levels and in all parts of Santander UK, including ANTS.

The Santander UK CEO, Santander UK Chief Risk Officer (‘CRO’) and other senior executives are responsible for promoting a corporate culture from the top, driving cultural change and increased accountability across the Santander UK group.

The Risk Culture Statement confirms that “Santander UK will only take risks that it understands and will always remain prudent in identifying, assessing, managing and reporting all risks. We actively encourage our people to take personal responsibility for doing the right thing and to challenge without fear. We ensure decisions are taken in the best interests of all our stakeholders.” The Santander UK Risk Culture Statement is agreed by the Santander UK Board, communicated to, and by, line management and is reviewed annually by the Risk Division.

People, performance, remuneration and training

During 2014, a programme of initiatives was delivered to help strengthen and further embed a risk management culture aligned to the Risk Framework principles and Risk Culture Statement. This included embedding risk management competencies into the whole employee lifecycle including recruitment, performance management, training and development, and reward. We actively encourage our people to speak up and raise ideas, suggestions and issues resulting in proactive changes.

A training programme to help embed risk management across the ANTS group was delivered during 2014 highlighting personal accountability for managing risk at all levels of Santander UK (including ANTS). The strong culture of risk management and control provides the foundation for improving performance and delivering future success.

Mandatory risk management training and other online and face to face training were completed throughout the year to promote the understanding of the ANTS group’s values and risk culture.

Abbey National Treasury Services plc 2014 Annual Report	27

Risk review

Governance, roles and responsibilities

Santander UK (including ANTS) is committed to achieving the highest standards of corporate governance in every aspect of the business, including risk management. Details of ANTS’s governance arrangements, including a description of the Board, are set out in the Governance section of this Annual Report. Santander UK plc maintains a standing Board Audit Committee, Board Risk Committee, Board Remuneration Oversight Committee and Board Nomination Committee, the responsibilities of which cover the Santander UK group as a whole, including ANTS.

The growing complexity and importance of the financial services industry demands a strong risk culture. Santander UK’s risk governance structure strengthens risk identification, assessment, management and reporting. To enable the Santander UK Board to achieve its objectives, it delegates authority to various committees as required and appropriate. Furthermore, a number of Board and Executive committees specifically consider risk across the Santander UK group:

The key risk responsibilities of the Santander UK Board and its Risk Committee include:

Board/Board Committee	Main risk responsibilities

The Board	•	Overall responsibility for business execution and risk management.

	•	Review and approval of the Santander UK Risk Framework and Santander UK Risk Appetite.

Board Risk Committee	•	Assess, review and recommend the Risk Framework to the Santander UK Board for approval.

	•	Advise the Santander UK Board on Santander UK’s overall Risk Appetite, tolerance and strategy.

	•	Oversee and advise the Santander UK Board on Santander UK’s current risk exposures and future risk strategy.

	•	Review the effectiveness of the risk management systems and internal controls.

The key risk responsibilities of the Santander UK Executive Level Committees include:
Executive Committees	Main risk responsibilities

Executive Committee	•	Consider and approve business plans aligned with Risk Framework and Risk Appetite prior to submission to the Santander UK Board for approval.
	•	Receive updates from CEO-level committees on key risk issues and monitor actions taken.

Executive Risk Committee	•	Review Santander UK’s Risk Appetite proposal prior to recommendation to the Santander UK Board Risk Committee and the Santander UK Board.
	•	Monitor compliance with the Santander UK Risk Framework, Risk Appetite and risk policies.

	•	Review and monitor risk exposures and approve any corrective action required.

Asset and Liability Committee	•	Review liquidity risk appetite proposals.

	•	Ensure proactive measurement and control of structural balance sheet risks, capital, funding and liquidity, in accordance with the policies, strategies and future plans set by the Santander UK Board.

	•	Review and monitor Financial Management & Investor Relations (‘FMIR’) and ensure any exposures in excess of the Risk Appetite are appropriately dealt with.

Strategic Pensions Committee	•	Review pension risk appetite proposals.

	•	Approve actuarial valuations and related impacts on Santander UK’s contributions, capital and funding arrangements.

	•	Consult with the pension scheme trustees on scheme investment strategy.

In addition, risk management committees and forums ensure that effective risk control frameworks are in place and risk is managed within the Risk Appetite limits set by the Board.

Risk management

The Santander UK Board delegates full responsibility to the Santander UK CEO for the execution of business activities and the management of risk on a day-to-day basis. As the leader of the Risk Division, the Santander UK CRO provides oversight and challenge. The CRO reports to the Santander UK Board through the Santander UK Board Risk Committee, and also reports to the Santander UK CEO for operational purposes. The Chief Internal Auditor (‘CIA’) reports to the Santander UK Board through the Santander UK Board Audit Committee, and also reports to the Santander UK CEO for operational purposes. The CIA also has a direct reporting line to the CIA of Banco Santander, S.A..

Santander UK Chief Executive Officer

The key risk responsibilities of the CEO are to:

•

Propose and execute a strategy and business plan for Santander UK and manage the risks that arise in the execution of this strategy and business plan with delegated authority from the Santander UK Board for this purpose.

•	Ensure that an appropriate system of risk management controls is in place and report to the Santander UK Board on the management of risk.

•

Promote a corporate culture ensuring ethical practices and social responsibility are fostered, and that the policies and corporate values approved by the Santander UK Board are effectively communicated throughout Santander UK.

28	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Santander UK Chief Risk Officer

The key risk responsibilities of the CRO are to:

•

Propose to the Santander UK Board, via the Santander UK Board Risk Committee, a Risk Framework which sets out how the risks arising from Santander UK’s activities are managed within the Santander UK Board-approved Risk Appetite.

•	Provide advice to the CEO, the Santander UK Board Risk Committee and Santander UK Board on the Risk Appetite associated with the strategic business plan and on its appropriateness.

•

Provide assurance to the Santander UK Board and external regulators that Santander UK’s material risks are appropriately identified, assessed, measured and reported and that the systems, controls and delegated authorities for the management of these risks are adequate and effective.

•

Provide an assessment on key risks to the Santander UK CEO, Santander UK Board Risk Committee, Santander UK Board and Santander UK’s regulators on how risk is being managed, and escalate issues and breaches of appetite as necessary.

Santander UK Chief Internal Auditor

The main responsibilities of the CIA are to:

•	Ensure that every significant activity and entity is within the scope of Internal Audit.

•	Design and implement a suitable audit methodology that identifies key risks and evaluates controls.

•	Develop an audit plan based on evaluation of existing risks and deliver it through issuing of audit and other assurance and monitoring reports.

•	Undertake all audits, special reviews, reports and commissions requested by the Santander UK Board Audit Committee.

•	Undertake regular business monitoring through engagement with internal control functions and external audit.

•	Develop and implement an internal auditor training plan with regular skills assessment.

Risk organisational structure

The three lines of defence is an industry-wide model for the management of risk, understood as a clear set of principles by which to implement a cohesive operating model across an organisation. The reporting lines with respect to the management of risk are set out below:

Abbey National Treasury Services plc 2014 Annual Report	29

Risk review

Internal control system

The Santander UK Risk Framework provides an overarching view of the internal control system which supports the management of risk on an enterprise-wide basis across Santander UK. It sets out at a high level the overriding guiding principles, the minimum standards, the roles and responsibilities and the governance for internal control. The internal control system is split into the following categories:

Category	Description

Risk Frameworks	Set out how risk should be managed and controlled for:

• The Santander UK group (overall framework);

• Key risks (risk type frameworks); and

• Key risk activities (risk activity frameworks).

Risk Appetite Statement

Defines the type and the level of risk that the Santander UK group is willing and able to accept in pursuit of its strategic objectives as expressed in business plans. Policies set out what action must (or must not) be taken to ensure the Santander UK group remains within agreed Risk Appetite. Overarching policies are set by Risk Control Units. Business and Business Support Units have operational policies, standards and procedures in place which align with and support the implementation of these overarching policies.

Delegated Authorities / Mandates	Define who can do what under the authority delegated to the Santander UK CEO by the Santander UK Board.

Risk Attestations

Set out how risks have been managed and/or controlled in line with the requirements set out in the risk frameworks and within the agreed Risk Appetite, noting any remedial action required of the Business Units, Business Support Units or Risk Control Unit. These are fundamental processes designed to enforce personal accountability.

30	Abbey National Treasury Services plc 2014 Annual Report

Risk review

RISK APPETITE (unaudited)

The Santander UK Risk Appetite defines the type and the level of risk that Santander UK (including ANTS) is willing and able to accept in pursuit of its strategic objectives. The Santander UK Risk Appetite is set on an enterprise-wide basis and is closely linked with the strategy of Santander UK. The strategy must be achievable within the agreed boundaries determined by the Risk Appetite.

The Santander UK Risk Appetite is expressed through the principles, metrics, and qualitative statements contained within our Risk Appetite Statement.

Principles

The principles that govern the Santander UK Risk Appetite Statement, which are based on Santander UK’s strategic objectives and the Risk Framework, require that Santander UK (including ANTS) should maintain:

•	A strong foundation of financial resources, capable of successfully withstanding severe but plausible stressed conditions.

•	A risk profile that delivers predictable income and loss volatility, on an enterprise-wide basis across all business lines and risks.

•	Stability in earnings and disbursements, commensurate with the desired level of return.

•	Strong capital and liquidity ratios as an autonomous subsidiary.

•	A funding strategy that avoids excessive reliance on wholesale funding, and provides effective diversification in sources and tenor.

•	Control over large concentrations to single obligors and industry sectors.

•	A risk-averse approach to Operational, Conduct, Regulatory and Legal risk.

•	Compliance with, and exceed, all regulatory requirements.

•	Remuneration and incentive schemes that support the wider risk management principles and Risk Culture Statements.

•	The trust of its people, customers, shareholders and communities.

Primary metrics

These metrics are the primary articulation of the Santander UK Risk Appetite. Limits are set covering losses, capital adequacy and liquidity under stress conditions. The scope of the limits for losses covers all appropriate key risk types including credit risk, market risk, operational risk and conduct risk. Capital limits consider both regulatory and economic capital, whilst liquidity risk appetite is set with reference to the current most plausible stress scenario.

Complementary metrics

The main objective of these metrics is to control risk concentrations. Their scope includes limits around large and single-name exposures, products, sectors, sovereigns and certain geographical regions.

Qualitative statements

For aspects of risk that do not lend themselves to expression through metrics, qualitative statements are employed. For example, in the case of conduct risk, qualitative statements express our risk appetite around products, sales, after sales servicing and culture. Statements are also used to cover specific exclusions and restrictions in respect of certain sectors, types of customer and business activities.

The Santander UK Board approves and oversees the annual formulation of the Santander UK Risk Appetite Statement, ensuring that it continues to be consistent with our strategy, and reflective of the markets in which we operate.

It is the responsibility of executive management to ensure the risk profile of Santander UK (including ANTS), reflected in the annual budget and business plan, remains consistent with the Santander UK Risk Appetite Statement. Monthly monitoring is undertaken to support this. In addition, at least semi-annually, the performance of the business plan against the Santander UK Risk Appetite under stressed conditions is assessed to detect any adverse trends or inconsistencies.

After the Santander UK Risk Appetite has been set, it is cascaded down to business unit or portfolio level as appropriate ensuring enterprise-wide coverage. To help ensure the Santander UK Risk Appetite is properly communicated and embedded, lower level limits and thresholds are set at a business unit or portfolio level, which are linked to the Santander UK Risk Appetite Statement. For risk types where the Santander UK Risk Appetite is expressed through qualitative statements, appropriate lower level Key Risk Indicators are used, so that performance against the statements can also be monitored and reported.

Abbey National Treasury Services plc 2014 Annual Report	31

Risk review

STRESS TESTING (unaudited)

Santander UK (including ANTS) uses stress testing as a risk management tool in order to improve business planning and enterprise-wide risk management. The main objective of stress testing is to enhance senior management’s understanding of the sensitivity of Santander UK’s business plan, earnings and risk profile to stressed conditions.

Governance

Santander UK’s Stress Testing Framework has been designed to ensure that stress testing has enterprise-wide coverage and is an integral part of:

•	Risk identification, assessment, management and reporting

•	Business and capital planning;

•	Risk Appetite;

•	Liquidity and contingency planning; and

•	Compliance with prevailing regulatory requirements.

Various governance committees are involved in the review and challenge of stress testing. The Board considers stress testing outputs during the approval processes for the ICAAP, the ILAA and the Santander UK Risk Appetite. It is supported by the Santander UK Board Risk Committee which approves the Stress Testing Framework and the annual programme of stress testing to be conducted. The Santander UK Executive Risk Committee is responsible for ensuring the integrity of the stress testing approaches, processes and results as well as the overall adherence to the Stress Testing Framework.

For more details on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections of the Risk review.

Scenarios

Santander UK regularly develops forward-looking hypothetical stress scenarios. These consider a broad range of potential outcomes, exploring both the key vulnerabilities of Santander UK’s business model, as well as external economic shocks. The scenario design and selection process engages a broad range of internal stakeholders, including Santander UK Board members. In addition to a descriptive narrative, the scenarios are defined using projections for key economic variables such as GDP, house price indices, unemployment and interest rates. The range of scenarios features diverse severities and time horizons of typically between three and five years. For example, one scenario considers an economic recession in which GDP suffers an overall contraction of approximately 4% with unemployment reaching rates as high as 12% and housing prices falling by up to 35% from their peak level.

Models, approaches and assumptions

A range of quantitative models, approaches and assumptions are used to estimate forecasted stressed results. These include the linkages between underlying economic factors and stressed risk parameters, as well as those for the balance sheet and income statement. Where stress testing models are deemed material they are subject to a formal review, independent validation and approval process. The key weaknesses and associated assumptions of the models are highlighted during the approval process for the stress test in question. In some cases, the results generated by the stress testing models will be supplemented with expert management judgement. Where this is material to the outcome of the stress test, it is subject to review by the approving governance committee.

A multi-layered approach to stress testing has been designed in order to capture risks at various levels; this extends from sensitivity analyses of a single risk factor to an individual portfolio, through to comprehensive exercises that cover all risk types across the entire business. Stress testing outputs form the basis for designing appropriate action plans aimed at mitigating potentially damaging effects.

Santander UK (including ANTS) also conducts reverse stress tests. These are tests in which Santander UK is required to identify and assess scenarios that are most likely to cause the failure of its current business model. The results of the reverse stress test are reviewed and approved by senior management and ultimately by the Santander UK Board.

External stress testing exercises

Santander UK (including ANTS) also takes part in a number of external stress testing exercises. During 2014, these included the concurrent stress test of the UK banking system conducted by the PRA, as well as contributing to the stress test of Banco Santander, S.A. orchestrated by the EBA as part of their test of the resilience of banks in the EU.

ECONOMIC CAPITAL (unaudited)

The Economic Capital (‘EC’) model is used as an internal measure of risk to which Santander UK is exposed. It is used as a risk management tool alongside approaches such as stress testing, and complements the assessment of regulatory capital requirements. The model has been developed internally in conjunction with Banco Santander, S.A., and is regularly monitored and updated as required. It has been subject to independent validation, and formal review and approval.

The model allows for consistent assessment across various risk types, including credit risk, trading market risk, banking market risk, pension risk, operational risk and strategic risk. Critically, the model also considers portfolio concentration and diversification between businesses. The time horizon and confidence interval of the model can be adjusted to allow it to be used for a variety of risk management purposes. For example, EC is used to supplement the analysis of regulatory capital within the Santander UK ICAAP, and also to compare the risk-adjusted returns of business lines and individual transactions.

32	Abbey National Treasury Services plc 2014 Annual Report

Risk review

DISTRIBUTION OF RISK (unaudited)

As homogenous measures of risk, both EC and regulatory capital can be used to illustrate the distribution of risk across those risk types for which capital is considered an effective mitigant. The table below sets out the distribution of regulatory Risk Weighted Assets (‘RWAs’) across Santander UK at 31 December 2014 and 2013, by key risk type and by business unit.

As described on page 26, the Company is exposed to the same risks as the Santander UK group, of which the Company and the rest of the ANTS group are part.

	Santander UK
Risk type	2014%	2013%
Credit risk	87	85
Market risk	5	6
Operational risk	8	9

	Retail Banking		Commercial Banking		Corporate & Institutional Banking		Corporate Centre
Risk type	2014%	2013%	2014%	2013%	2014%	2013%	2014%	2013%
Credit risk	47	45	23	21	14	14	3	5
Market risk	—	—	—	—	5	6	—	—

Operational risk	6	7	1	1	1	1	—	—

During 2014, the relative distribution of risk across Santander UK, as measured by regulatory RWAs, was broadly unchanged. Credit risk in Retail Banking remained the largest consumer of RWAs, reflecting our balance sheet structure and business strategy.

Abbey National Treasury Services plc 2014 Annual Report	33

Risk review

CREDIT RISK

CREDIT RISK MANAGEMENT

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which ANTS has directly provided credit, or for which ANTS has assumed a financial obligation.

Exposures to credit risk arise in the following businesses:

COMMERCIAL BANKING		CORPORATE & INSTITUTIONAL BANKING		CORPORATE CENTRE
•	Exposures arise from loans, bank accounts, and treasury instruments. These services are provided to corporates, including UK SMEs, and commercial real estate and Social Housing.	•	Exposures arise from lending and treasury products provided to large corporates, and from treasury markets activities with financial institutions.	•	Exposures arise from asset and liability management of the balance sheet, as well as the non-core and legacy portfolios being run down.

The credit risk arising in each of these businesses is covered in further detail in subsequent sections. The management of credit risk is tailored according to the type of customers, who are typically classified as either standardised or non-standardised as follows:

STANDARDISED CUSTOMERS
•

Consist primarily of individuals and small businesses. Risk management is based on expert internal risk assessment and automated decision-making models, supported by teams of analysts specialising in this type of risk.

•	Approach applied by Commercial Banking, and Corporate Centre (for non-core portfolios).

NON-STANDARDISED CUSTOMERS
•

Consist mostly of medium and large corporate customers and financial institutions where risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

•	Approach applied by Commercial Banking, Corporate & Institutional Banking, and Corporate Centre.

APPROACH TO CREDIT RISK

Risk limit planning and setting

Risk limit planning and setting is a dynamic process involving the discussion of business proposals and the attitude to risk. This process culminates in an agreed risk limit plan, which is a comprehensive document used for the integrated management of the balance sheet and its inherent risks. All risk limit plans are monitored with management actions taken to deliver the plan, as necessary.

Risk analysis and credit rating process

Risk analysis is performed to establish the customer’s ability to meet its obligations. The analysis includes a review of customer credit quality, associated operational risk, and risk-adjusted returns. To aid this analysis, ANTS uses a number of proprietary internal measurement tools including statistical models and rating systems. These are used for internal credit risk assessment and informing lending decisions, and are tailored to each risk classification.

For standardised customers, statistical models are typically employed that automatically assign a score to the proposed transaction or customer. Such scorecards typically work in conjunction with other policy rules, supported by credit references. Most decisions are automated although, in some cases, manual intervention is necessary. Risk assessment is not constrained to decisions at origination, as often scorecards exist across the customer lifecycle.

For non-standardised customers, specific proprietary rating systems are used. For many non-standardised counterparties with a global footprint, ANTS employs rating tools, co-ordinated on a global basis by the Banco Santander group. Portfolios of this nature include sovereigns, large corporates and certain financial institutions. Risk assessment involves the analysis of the customer’s financial performance compared with macro-economic data, supplemented with an analyst’s expert judgement. Customer ratings are reviewed at least annually and more frequently in cases where monitoring indicates this is appropriate. The rating tools are regularly reviewed.

34	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Transaction decision-making

Having analysed a credit transaction and rated the customer, a decision is then made about whether or not to approve the transaction. This decision-making process takes account of the credit quality of the customer, the underlying risk of the transaction (and the extent of any risk mitigation such as collateral); the associated risk policy, limits and appetite; and achievement of the desired balance between risk and associated return. All decisions to approve credit transactions are made under authority delegated by the Santander UK Board. The approach to the decision-making process differs according to risk classification. For standardised customers, automated decision models are used to manage large volumes of credit transactions. In certain cases this is supplemented by the use of manual underwriting to ensure adherence to risk policy. For non-standardised customers, credit approval decisions are made under a system of delegated authorities to individuals. Larger transactions above pre-defined limits are referred to governance committees.

Risk monitoring

Monitoring is conducted at a portfolio, segment, customer and transaction level. Mitigating actions are proposed if deterioration is detected. Credit concentrations are also monitored. Concentration limits as defined by the Santander UK Risk Appetite are reviewed and approved as necessary.

For standardised customers (principally SME customers), scorecards and policies are monitored frequently, using both quantitative and qualitative key risk indicators in order to detect any variance in portfolio performance compared to forecasts. Adjustments to models and policy are made as required to bring portfolio performance back in line with expectations.

For non-standardised customers, monitoring is undertaken using a Watchlist process. There are a range of indicators that may trigger a case being added to the Watchlist, including downturn in trade, covenant breaches, major contract loss, early arrears or persistent excesses and resignation of key management. Such cases are assessed to determine the potential financial implications of these trigger events. The Watchlist uses the classifications of ‘enhanced monitoring’ and, for cases warranting more significant actions, ‘proactive management’. Proactive management strategies can range from an agreed reduction in credit exposure to the negotiation of additional security or the cancellation of exposure. Inclusion on the Watchlist indicates that a potential impairment event has been observed but it does not automatically mean there has been a default. Cases on the Watchlist are assessed for impairment collectively, unless the debt management activity has been transferred to the Restructuring & Recoveries team, at which point impairment is assessed individually. Cases that become non-performing are no longer included on the Watchlist and are also assessed for impairment individually.

Risk measurement and control

Changes in ANTS’s credit risk position are measured and controlled against budgets, limits and benchmarks. The potential future impact of any changes arising from either strategic decisions or the external operating environment is assessed to establish any mitigating action. Several metrics are used to measure and control credit risk in this regard. The key metrics for risk management purposes:

Metric	Description
Expected loss (‘EL’)

This metric provides an indication of the likely future costs of credit risk and is the product of the probability of default (‘PD’), the exposure at default (‘EAD’) and the loss given default (‘LGD’), all of which are parameters based on internal risk models and the CRD IV assessment of customers or transactions that constitutes a judgement of their credit quality:

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

•

LGD is calculated by observing the recoveries of defaulted loans, taking into account the income and expenses associated with the recovery process, as well as the timing and the indirect costs arising from the recovery process.

Net movement in NPLs

This metric and its components (including write-offs and recoveries) are used to monitor changes in the behaviour of portfolios. Loans and advances are classified as NPLs typically when a counterparty fails to make payments for three months or longer, or where there is information available which indicates that there are significant doubts regarding the customer’s ability to meet forthcoming contractual payments. This information typically includes circumstances where a customer:

	•	Has a winding up notice issued or suffers an insolvency event;
	•	Has had event(s) occur which are likely to adversely impact upon their ability to meet financial obligations (e.g. where a customer loses a key client or contract);
	•	Has regularly and persistently missed/delayed payments but where the account has been maintained below 90 days past due;
	•	Is due to mature within six months and where the prospects of achieving a refinancing are considered low; and/or
	•	Has an excessive LTV with little prospect of this being rectified.

Abbey National Treasury Services plc 2014 Annual Report	35

Risk review

ANTS uses a number of measurement tools for assessing credit risk, making lending decisions and calculating regulatory capital in accordance with CRD IV requirements, but these are not used in the calculation of impairment loss allowances for accounting purposes under IFRS. For the remainder of the Risk Review, impairments, impairment losses and impairment loss allowances refer to calculations in accordance with IFRS unless specified as relating to CRD IV. For details of the accounting policies for impairment calculated in accordance with IFRS, see Note 1 to the Consolidated Financial Statements.

Risks are also assessed from various complementary perspectives, including internal rating deterioration, geographical location, business area, product and process, in order to identify specific areas requiring remediation. Stress testing techniques are also employed to establish vulnerabilities to economic deterioration.

DEBT MANAGEMENT

Debt management is fundamental to our business, and is deployed through specialist units. It is a strategic, integrated business activity that aims to deal fairly but efficiently with customers that are experiencing financial difficulties. Effective debt management is dependent on:

•	Supporting the customer with affordable and sustainable repayment solutions based on their individual circumstances;

•

Predicting customer behaviours and treating customers fairly by monitoring and modelling customer profiles and financial performance, and designing and implementing appropriate customer communication and debt management strategies;

•	On-going dialogue and negotiation with the customer to return the account to normal status in the shortest affordable and sustainable period; and

•	Monitoring and evaluating debt management agreements to ensure they are producing the desired outcomes.

Debt management activity consists of the following phases, which are tailored to each business segment and are discussed in the sections that follow: Arrears management; Forbearance; Other forms of debt management and Exit strategies.

36	Abbey National Treasury Services plc 2014 Annual Report

Risk review

CREDIT RISK MANAGEMENT – COMMERCIAL BANKING

APPROACH TO CREDIT RISK
•

Risk analysis is performed to establish the customer’s ability to meet its obligations through the term of the credit facility. Lending is based on robust credit policies, and risk appetite limits and portfolio monitoring and management.

•

All transactions are considered using credit limits approved by the appropriate credit authority. The most senior risk committee in Santander UK in this respect is the Executive Risk Committee which reviews and approves the highest value transactions.

•

All customers are assigned a credit rating employing specific, internally-developed rating systems (see ‘credit quality’ in the ‘ANTS group exposure’ section that follows). The tools utilised contain both quantitative and qualitative components through the analysis of the relative financial performance of the customer supplemented by an analyst’s expert judgement. Internal ratings are reviewed at least annually.

•	Risk appetite limits are used to measure and control exposures. Credit policies are designed to support lending within the approved limits.

•

Credit risk is measured on a regular basis and reporting covers individual exposures as well as exposures by industries, geographical areas, products and other relevant concentrations. A detailed analysis of credit exposures and credit risk trends is reported on a monthly basis to the Santander UK Executive Risk Committee, and larger exposures are reported monthly to the Santander UK Board Risk Committee.

CREDIT RISK MANAGEMENT AND MITIGATION

PORTFOLIO		DESCRIPTION
•	Mid-Corporate and SME

Typically incorporates secured and unsecured lending, with the credit worthiness of the customer underpinned by financial and non-financial covenants, and debenture security. Guarantees are not classified as collateral and value is not attributed to them unless supported by tangible security. Lending decisions are assessed against trading cash flows and in the event of a default ANTS does not typically take possession of the business’ assets, although an administrator may be appointed in more severe cases.

•	Commercial Real Estate

Collateral is in the form of a first charge over commercial real estate assets. Lending is undertaken against stringent policy criteria that include the condition, age and location of the property, the quality of the tenant, the terms and length of the lease, and the experience and creditworthiness of the sponsors. Properties are viewed by ANTS prior to lending and annually thereafter. An independent professional valuation is obtained prior to lending, providing both a value and an assessment of the property, the tenant and future demand for the property (e.g. market rent compared to the current rent). Loan agreements typically permit bi-annual valuations thereafter or more frequently if it is likely that the covenants may be breached.

When a loan is transferred to the Watchlist, ANTS typically undertakes a revaluation of the collateral as part of the process for determining the strategy to be pursued. An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding while also taking into consideration any forbearance solution to be adopted (e.g. whether provision of additional security or guarantees is available, the prospects of additional equity and the ability to enhance value through asset management initiatives). Collateral is rarely taken into possession.

•	Social Housing

The Social Housing portfolio is secured by a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations. This collateral is re-valued at least every five years (in line with industry norms) and the valuation is based on standard social housing methodologies, which generally involve the properties’ continued use as social housing. If the valuation were based upon normal residential use the value would be considerably higher. To date, ANTS has suffered no defaults or losses on this type of lending and has not had to take possession of any collateral. The value of the collateral is in all cases in excess of the loan balance. Typically, the loan balance represents 25% to 50% of the implied market value of collateral using ANTS’s LGD methodology.

Older social housing loans that are not consistent with ANTS’s business strategy are managed and reported in Corporate Centre.

DEBT MANAGEMENT

Problem debt is identified through close monitoring and is supported by the Watchlist process. Debt management activity is performed initially by the relationship manager supported by the relevant credit risk expert, and subsequently by the Restructuring & Recoveries team if the circumstances of the case become more acute or specialist expertise is required and where the case becomes non-performing.

Debt management strategies typically start prior to actual payment default and can continue through to legal action. Different strategies are applied to different segments of the portfolio subject to the perceived levels of risk and the individual circumstances of each case.

Wherever possible, rehabilitation tools are used to encourage customers to find their own way out of financial difficulties with a solution agreeable to ANTS. Customer retention, where appropriate, is important and helping customers through difficult times can improve loyalty.

Arrears management

ANTS seeks to detect weakening financial performance early through close monitoring of regular financial and trading information, periodic testing to ensure compliance with both financial and non-financial covenants and regular dialogue with corporate clients. The Watchlist

Abbey National Treasury Services plc 2014 Annual Report	37

Risk review

process is used proactively on cases which need enhanced management activity ranging from increased frequency and intensity of monitoring through to more specific activities to reduce exposure, enhance security or in some cases seek to exit the position altogether.

Once categorised as Watchlist, a strategy is agreed with Credit Risk and monitored through monthly Watchlist meetings attended by Restructuring & Recoveries for each portfolio. Where the issues identified are perceived to have become more acute or longer term, a recommendation may be made for the case to be transferred to Restructuring & Recoveries. Once a case enters NPL status, it is removed from the Watchlist and transferred to Restructuring & Recoveries.

Forbearance

Forbearance occurs where ANTS agrees a temporary or permanent change of contractually agreed terms and conditions with a borrower who has been identified as being in financial difficulty. The factors considered when concluding whether a borrower is experiencing financial difficulties can include the results of covenant testing, reviews of trading and management information provided under the loan terms or directly from the customer as part of ANTS’s ongoing relationship dialogue. The aim of such concessions is to bring the account back on to sustainable terms where the loan can be fully serviced over its lifetime. ANTS’s policies and practices are based on criteria which, in the judgment of management, indicate that repayment is likely to continue and that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary.

Forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible where the loan is secured, avoid foreclosure or repossession. The effectiveness of our forbearance approach is kept under review.

ANTS may offer the following forbearance solutions provided that the affordability assessments indicate that the borrower will be able to meet the revised payment arrangements:

ACTION		DESCRIPTION
•	Term extension

The term of the credit facility may be extended to reduce the regular periodic repayments and where, as a minimum, the interest can be serviced and there is a realistic prospect of full or improved recoveries. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or where the loan is about to mature and near term refinancing is not possible on current market terms.

•	Interest-only

Regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred where other options are not available and the issues are viewed as temporary. The customer’s financial situation is regularly reviewed to assess when they can afford to return to the repayment method.

•	Payment rescheduling

Payment terms may be varied through lowering the level of near term obligations to provide time for a business to address issues that may temporarily be affecting its cashflow before being restored to higher levels once the borrower’s payment capacity has recovered. This may also include capitalisation of arrears or incorporating into an overdraft facility.

Accounts subject to such concessions which are granted due to financial difficulties are subsequently reported as forborne. Many of these accounts remain in the performing portfolio but are identified and reported separately from the other performing accounts, and are subject to higher provisioning rates. Where a case which is subject to forbearance is already in NPLs at the point the forbearance is agreed, the case is initially retained in the NPL category, until evidence of consistent compliance with the new terms is demonstrated before being reclassified out of NPLs (typically timely repayments for a minimum of three months).

Other forborne loans (i.e. those performing at the time of forbearance), are typically classified as sub-standard for an initial period and once the case has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved, it may be reclassified as fully performing. Under ANTS’s forbearance methodology, a case remains classified as forborne until full repayment is achieved.

In limited circumstances, a customer may have their loan forborne more than once, when an agreed plan to mitigate the customer’s financial difficulty has not achieved the intended or desired result and an alternative plan is required. Customers that have more than one forbearance event in a given year or more than three events in any rolling five year period are classified as multiple forbearance.

Loan loss allowances are assessed taking into account, amongst other factors, the value of collateral held as confirmed by third party professional valuations and the cash flow available to service debt over the period of forbearance. Loan loss allowances are assessed regularly and are independently reviewed.

38	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Other forms of debt management

In addition to forbearance, ANTS uses other forms of debt management which can include:

ACTION		DESCRIPTION
•	Covenant variations

Financial covenants breaches may be waived or covenant levels reset at levels which more accurately reflect the current and forecast trading position of the borrower. This may also be accompanied by a requirement for all surplus cash after operating costs to be trapped and used in reduction of ANTS’s lending.

•	Payment agreements	Payments from a borrower may on rare occasions be varied such that an element of the debt and or interest is forgiven or reduced. This may involve debt-for-equity swaps for larger companies.

•	Obtaining additional security or guarantees

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

Only a very limited number of debt-for-equity swaps have been undertaken. Under these arrangements, the converted debt is written off (net of existing loan loss allowances) upon completion of the debt conversion. The value of the equity acquired is initially held at nil value and reassessed periodically in light of subsequent performance of the borrower.

Exit strategies

Consensual arrangements

Where it is not possible to agree a forbearance arrangement, ANTS may seek to exit the position by agreeing with the borrower an orderly sale of assets outside insolvency to pay down the debt, or arranging for the refinance of the debt with another lender.

Enforcement and recovery

Where it is not possible to agree a forbearance arrangement or to exit the position consensually, ANTS will pursue recovery through an insolvency process, through the sale of any collateral held, or through a sale of the debt on the secondary market. A loan loss allowance is raised where a shortfall is identified between sale proceeds and the outstanding loan balance. Any shortfall is written off upon sale.

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

The Commercial Real Estate market has experienced a particularly challenging environment over recent years following the financial crisis. Further analysis is provided on this sector in the section ‘Credit Risk – Commercial Banking’.

Abbey National Treasury Services plc 2014 Annual Report	39

Risk review

CREDIT RISK MANAGEMENT – CORPORATE & INSTITUTIONAL BANKING

APPROACH TO CREDIT RISK
•	Corporate & Institutional Banking supports lending to large corporates and treasury markets activities with financial institutions.

•	The approach to credit risk in Corporate & Institutional Banking is consistent with the approach in Commercial Banking, as set out in ‘Credit risk management – Commercial Banking’.

•

Credit risk on derivatives is taken under specific limits approved for each counterparty, and is controlled, managed and reported on a counterparty basis, regardless of whether the exposure is incurred by Corporate & Institutional Banking or by Corporate Centre. Credit risk on derivatives is calculated by adding the potential future exposure of the instruments to market movements over their lives to their current fair value. This is then included against the credit limits for individual counterparties along with other non-derivative exposures.

CREDIT RISK MANAGEMENT AND MITIGATION

PORTFOLIO		DESCRIPTION
•	Sovereign and Supranational	The portfolio includes assets issued by local and central governments, and government guaranteed counterparties. It is normal market practice that there is no collateral associated with these assets.

•	Large Corporate

The portfolio consists of multinational companies and large UK counterparties. The credit risk is primarily concentrated on lending and treasury products to support working capital and liquidity needs. The majority of the portfolio consists of unsecured exposure, but credit agreements are underpinned by both financial and non-financial covenants. The initial, and on-going, lending decision is typically evaluated by a specialised analyst based upon factors including the financial strength of the client, its position in its industry and its management strengths.

•	Financial institutions

The portfolio consists primarily of derivatives and stock borrowing/lending transactions. Derivatives are governed by standard legal agreements provided by the International Swaps and Derivatives Association Inc. (‘ISDA’), which mitigate the credit risk derived from this type of instrument. Credit risk is further mitigated by the use of collateralisation and central counterparties.

Netting arrangements Credit risk is mitigated by entering into transactions under industry standard agreements which facilitate netting of transactions in the jurisdictions where netting agreements are recognised and have legal force (primarily in the UK, the rest of Europe and the US). Netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, the credit risk associated with contracts may be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. In line with industry practice, Santander UK executes the standard documentation according to the type of contract being entered into. For example, derivatives will be contracted under the ISDA Master Agreements, repurchase and reverse repurchase transactions will be governed by Global Master Repurchase Agreement (‘GMRA’), and stock borrowing/lending transactions and other securities financing transactions are covered by Global Master Securities Lending Agreement (‘GMSLA’).

Collateralisation We also mitigate credit risk to financial instrument counterparties through collateralisation, using industry standard agreements (i.e. the Credit Support Annex (‘CSA’)) in conjunction with the ISDA Master Agreement, whereby net exposures are collateralised with cash, securities or equities. For stock borrowing/lending and repo/reverse repo transactions collateral includes high quality and liquid debt securities and highly liquid equities listed in major developed markets. For derivatives collateral is cash or high quality liquid debt securities. Exposures and collateral are generally re-valued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Processes exist to control collateral valuation and management, including documentation reviews and reporting collateral level differences. Collateral taken must comply with Santander UK’s collateral parameters policy, designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Liquidity concentration restrictions are specified for both equities and debt securities. Collateral obtained in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the exposure.

Use of Central Counterparties (‘CCPs’) CCPs are intermediaries between a buyer and a seller (generally a clearing house). ANTS uses CCPs as an additional means to mitigate counterparty credit risk in derivatives.

DEBT MANAGEMENT

Arrears management and forbearance

The approach to arrears management and forbearance in Corporate & Institutional Banking is the same as for Commercial Banking.

40	Abbey National Treasury Services plc 2014 Annual Report

Risk review

CREDIT RISK MANAGEMENT – CORPORATE CENTRE

APPROACH TO CREDIT RISK
•

Corporate Centre manages capital and funding, balance sheet composition and structure and strategic liquidity risk for Santander UK. It also manages non-core corporate and legacy portfolios that include older Social Housing loans and residual legacy assets from the acquisition of Alliance & Leicester plc not consistent with Santander UK’s business strategy. The approach to credit risk arising from this activity is consistent with the approach in Commercial Banking, as set out in ‘Credit risk management – Commercial Banking’.

•	The approach to credit risk on derivatives is consistent with the approach in Corporate & Institutional Banking, as set out in ‘Credit risk management – Corporate & Institutional Banking’.

CREDIT RISK MANAGEMENT AND MITIGATION

PORTFOLIO		DESCRIPTION
•	Sovereign and Supranational	The portfolio includes assets issued by local and central governments, and government guaranteed counterparties. It is normal market practice that there is no collateral associated with these assets.

•	Structured products

The portfolio contains the legacy Treasury asset portfolio that is being managed out for value over time. The Treasury asset portfolio is monitored for potential impairment through a detailed expected cashflow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows is deemed to be impaired. Objective evidence of loss events includes significant financial difficulties of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).

•	Derivatives

The portfolio consists primarily of historical total return swaps for liquidity purposes, and is being run off. Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of CCPs. For more details, see ‘Credit Risk Management – Corporate & Institutional Banking’.

•	Social Housing

The Social Housing portfolio in Corporate Centre comprises older social housing loans that are not consistent with ANTS’s business strategy. The approach to credit risk arising from these loans is consistent with the approach to the Social Housing portfolio in Commercial Banking, as set out in ‘Credit risk management – Commercial Banking’.

DEBT MANAGEMENT

Arrears management and forbearance

The approach to arrears management and forbearance in Corporate Centre is the same as for Commercial Banking.

Abbey National Treasury Services plc 2014 Annual Report	41

Risk review

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

The tables presented below include only those financial assets subject to credit risk.

	2014		2013
	Maximum exposure		Maximum exposure
	Balance sheet asset £bn	Off-balance sheet(1) £bn	Balance sheet asset £bn	Off-balance sheet(1) £bn
Cash and balances at central banks	4.5	—	4.9	—
Trading assets	16.9	—	21.6	—
Financial assets designated at fair value	2.6	0.2	2.5	0.2
Available-for-sale debt securities	2.5	—	3.0	—
Derivative financial instruments	25.8	—	21.6	—
Loans and advances to banks	11.3	157.2	113.6	149.9
Loans and advances to customers	38.3	12.4	41.1	10.7
Loans and receivables securities	—	—	0.1	—

Total	101.9	169.8	208.4	160.8

(1)	Off balance sheet exposure includes the cross guarantee of the liabilities of Santander UK plc, as set out in Note 34 to the Consolidated Financial Statements.

Credit quality

ANTS uses a single rating scale to provide a consistent approach for reporting default risk across all the credit risk portfolios. The scale is comprised of eight grades for non-defaulted exposures numbered from 9 (lowest risk) to 2 (highest risk). Each grade is defined by an upper and lower probability of default (‘PD’) value and is scaled so that the default risk increases by a factor of 10 for every 2 step reduction in the grade number. For example, risk grade 9 equates to an average PD of 0.01%, and risk grade 7 equates to an average PD of 0.1%. Defaulted exposures are assigned to grade 1 and a PD value of 100%. An approximation to the equivalent credit rating grade used by Standard and Poor’s Ratings Services (‘S&P’) is shown in the final column of the table.

	PD range
ANTS risk grade	Mid %	Lower %	Upper %	S&P equivalent
9	0.010	0.000	0.021	AAA to AA-
8	0.032	0.021	0.066	A+ to A
7	0.100	0.066	0.208	A- to BBB+
6	0.316	0.208	0.658	BBB to BBB-
5	1.000	0.658	2.081	BB+ to BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B- to CCC
2	31.623	20.811	99.999	CC TO C
1 Default	100.000	100.000	100.000	D

42	Abbey National Treasury Services plc 2014 Annual Report

Risk Review

The tables below set out the distribution across the credit rating master scale for those financial assets subject to credit risk. For further detail and commentary on the credit rating profiles of key portfolios, see the Commercial Banking, Corporate & Institutional Banking and Corporate Centre sections, respectively.

31 December 2014	ANTS rating guide
	9 (AAA to AA-)	8 (A+ to A)	7 (A- to BBB+)	6 (BBB to BBB-)	5 (BB+ to BB-)	4 (B+ to B)	1 to 3 (B- to D)	Other(1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	4,460	—	—	—	—	—	—	—	4,460
Trading assets:
- Loans and advances to banks	97	1,187	4,579	34	30	—	9	—	5,936
- Loans and advances to customers	53	2,073	674	207	—	—	—	—	3,007
- Debt securities	2,287	3,988	1,147	559	—	—	—	—	7,981

Total trading assets	2,437	7,248	6,400	800	30	—	9	—	16,924

Financial assets designated at fair value:
- Loans and advances to customers	376	765	909	140	7	—	62	—	2,259
- Debt securities	3	243	72	—	—	—	—	—	318

Total financial assets designated at fair value	379	1,008	981	140	7	—	62	—	2,577

Available-for-sale debt securities	2,525	—	—	—	—	—	—	—	2,525

Derivative financial instruments	423	10,026	13,349	1,398	275	4	14	303	25,792

Loans and advances to banks	—	10,426	833	85	—	—	—	—	11,344

Loans and advances to customers(1):
- Corporate loans	2,196	3,475	2,192	3,381	1,873	101	130	28	13,376
- Amounts due from subsidiaries	—	—	24,919	—	—	—	—	—	24,919
- Amounts due from Banco Santander group undertakings	—	—	—	—	66	—	—	—	66

Total loans and advances to customers	2,196	3,475	27,111	3,381	1,939	101	130	28	38,361

Loans and receivables securities(1)	21	—	1	—	—	—	—	—	22

	12,441	32,183	48,675	5,804	2,251	105	215	331	102,005

Loan loss allowance									(76)

Total									101,929

Of which:
Neither past due nor impaired:
- Cash and balances at central banks	4,460	—	—	—	—	—	—	—	4,460
- Trading assets	2,437	7,248	6,400	800	30	—	9	—	16,924
- Financial assets designated at fair value	379	1,008	981	140	7	—	62	—	2,577
- Available-for-sale debt securities	2,525	—	—	—	—	—	—	—	2,525
- Derivative financial instruments	423	10,026	13,349	1,398	275	4	14	303	25,792
- Loans and advances to banks	—	10,426	833	85	—	—	—	—	11,344
- Loans and advances to customers	2,196	3,475	27,111	3,381	1,939	65	35	28	38,230
- Loans and receivables securities	21	—	1	—	—	—	—	—	22

Total neither past due nor impaired	12,441	32,183	48,675	5,804	2,251	69	120	331	101,874

Past due but not impaired	—	—	—	—	—	—	23	—	23

Impaired(2)	—	—	—	—	—	36	72	—	108

Total	12,441	32,183	48,675	5,804	2,251	105	215	331	102,005

Loan loss allowance									(76)

Total									101,929

(1)

Loans and advances to customers and loans and receivables securities are presented gross of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.

(2)	Impaired loans consists of loans individually assessed for observed impairment loss allowances.

Abbey National Treasury Services plc 2014 Annual Report	43

Risk Review

31 December 2013	ANTS rating guide
	9 (AAA to AA-)	8 (A+ to A)	7 (A- to BBB+)	6 (BBB to BBB-)	5 (BB+ to BB-)	4 (B+ to B)	1 to 3 (B- to D)	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	4,911	—	—	—	—	—	—	—	4,911

Trading assets:
- Loans and advances to banks	2,490	3,952	2,771	96	17	—	—	—	9,326
- Loans and advances to customers	265	3,730	407	—	—	—	—	—	4,402
- Debt securities	3,089	3,833	895	42	—	—	—	—	7,859

Total trading assets	5,844	11,515	4,073	138	17	—	—	—	21,587

Financial assets designated at fair value:
- Loans and advances to customers	499	1,000	666	12	—	—	—	41	2,218
- Debt securities	278	35	3	—	—	—	—	—	316

Total financial assets designated at fair value	777	1,035	669	12	—	—	—	41	2534

Available-for-sale debt securities	2,962	—	—	—	—	—	—	—	2,962

Derivative financial instruments	258	7,295	12,193	1,067	194	12	19	512	21,550

Loans and advances to banks	494	112,068	953	134	—	—	—	—	113,649

Loans and advances to customers(1):
- Corporate loans	2,141	3,438	3,039	2,992	1,664	153	113	1	13,541
- Amounts due from subsidiaries	—	—	27,477	—	—	—	—	—	27,477
- Amounts due from Banco Santander group undertakings	—	—	—	—	153	—	—	—	153

Total loans and advances to customers	2,141	3,438	30,516	2,992	1,817	153	113	1	41,171

Loans and receivables securities(1)	91	22	—	15	—	—	—	—	128

	17,478	135,373	48,404	4,358	2,028	165	132	554	208,492

Loan loss allowance									(63)

Total									208,429

Of which:
Neither past due nor impaired:
- Cash and balances at central banks	4,911	—	—	—	—	—	—	—	4,911
- Trading assets	5,844	11,515	4,073	138	17	—	—	—	21,587
- Financial assets designated at fair value	777	1,035	669	12	—	—	—	41	2,534
- Available-for-sale debt securities	2,962	—	—	—	—	—	—	—	2,962
- Derivative financial instruments	258	7,295	12,193	1,067	194	12	19	512	21,550
- Loans and advances to banks	494	112,068	953	134	—	—	—	—	113,649
- Loans and advances to customers	2,141	3,438	30,516	2,992	1,810	76	8	1	40,982
- Loans and receivables securities	91	22	—	15	—	—	—	—	128

Total neither past due nor impaired	17,478	135,373	48,404	4,358	2,021	88	27	554	208,303

Past due but not impaired	—	—	—	—	—	—	—	—	—

Impaired(2)	—	—	—	—	7	77	105	—	189

	17,478	135,373	48,404	4,358	2,028	165	132	554	208,492

Loan loss allowance									(63)

Total									208,429

(1)

Loans and advances to customers and loans and receivables securities are presented gross of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.

(2)	Impaired loans consists of loans individually assessed for observed impairment loss allowances.

At 31 December 2014, loans and advances of £23m (2013: £nil) were past due but not impaired and had a maturity after six months.

44	Abbey National Treasury Services plc 2014 Annual Report

Risk Review

Re-categorisation of loans and loan loss allowances

During 2014, loans and loan loss allowances were re-categorised to align definitions with industry practices and which also conform to changes in regulatory definitions. There was no change in the total amount of impairment loss allowances, and the change did not reflect any change in credit quality. Impaired loans at 31 December 2013 in the previous table have been adjusted for comparability, resulting in a decrease of £536m, from £725m as previously published, to £189m.

Corporate loans in arrears are regarded as impaired where they are three months or more past due, or if they are individually assessed sub-standard loans. Such loans are classified as individually impaired and are assessed as part of the observed provision. Previously, corporate loans which were exhibiting earlier signs of stress (i.e. included on the Watchlist or collectively assessed sub-standard loans) were classified as individually impaired and the associated loan loss allowances presented as part of the observed provision (collective). Impairment loss allowances on advances in early arrears are now presented as part of the IBNO provision. The effect of the re-categorisation on the related loan loss allowances was not significant.

NON-PERFORMING LOANS AND ADVANCES(1)

An analysis of ANTS’s NPLs is presented below. The information is presented for Commercial Banking only as there are no NPLs in other business divisions.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Loans and advances to customers(6) of which:	3,534	3,327	6,356	6,370	5,270
Customers in arrears(2)	131	94	173	266	287

NPLs(2)	131	94	264	361	371

Total impairment loan loss allowances	52	63	112	130	108

	%	%	%	%	%

Arrears ratio(3)	3.70	2.82	2.72	4.18	5.45
NPLs ratio(4)	3.70	2.82	4.16	5.67	7.05
Coverage ratio(5)	40	67	42	36	29

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.
(2)

All NPL balances are UK and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

(3)	Loans and advances to customers in arrears as a percentage of loans and advances to customers.
(4)	NPLs as a percentage of loans and advances to customers.
(5)	Impairment loan loss allowances as a percentage of NPLs.
(6)

Loans and advances to customers for 2012, 2011 and 2010 do not reflect the segmental changes referred to on page 25 of the Risk Review as the data cannot be re-presented without undue effort and expense.

Concentrations of credit risk exposures

The management of risk concentration is a key part of risk management. ANTS tracks the degree of concentration of its credit risk portfolios using various criteria, including geographical areas and countries, economic sectors, products and groups of customers. Although ANTS’s operations are based mainly in the UK, it has built up exposures to various entities around the world and is therefore exposed to concentrations of risk related to geographical area.

Geographical concentrations

As part of its approach credit risk management and risk appetite, ANTS sets exposure limits to countries and certain geographical areas. These limits are set with reference to the country limits set by Banco Santander, S.A. These are determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country, its gross domestic product and the type of business activities and products the Banco Santander group wishes to engage in within that country. For additional geographical information, see ‘Country Risk Exposure’.

Credit risk exposures by industry

As part of its approach to credit risk management and risk appetite, ANTS sets exposure limits to certain key industry sectors. For additional industry information, see ‘Country Risk Exposure’.

Forbearance summary

Commercial Banking is the only business division that has undertaken forbearance activities. Discussion and analysis of forbearance activities in Commercial Banking are set out in the ‘Commercial Banking loans – forbearance’ section of the Risk Review.

Abbey National Treasury Services plc 2014 Annual Report	45

Risk review

CREDIT RISK – COMMERCIAL BANKING

In Commercial Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. Consequently, committed exposures are typically higher than asset balances.

COMMERCIAL BANKING – COMMITTED EXPOSURES

Rating distribution

The rating distribution tables show the credit risk exposure by ANTS’s internal rating scale (see the ‘Credit quality’ section) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

2014	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
9	22	—	378	400
8	140	247	611	998
7	268	532	234	1,034
6	869	2,101	60	3,030
5	329	1,297	—	1,626
4	88	105	—	193
1 to 3	14	95	—	109
Other	3	1	—	4

	1,733	4,378	1,283	7,394

2013
9	139	126	263	528
8	112	278	359	749
7	192	1,419	231	1,842
6	828	1,797	115	2,740
5	373	1,061	—	1,434
4	30	200	—	230
1 to 3	10	112	—	122
Other	10	1	—	11

	1,694	4,994	968	7,656

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

2014	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
UK	1,660	4,378	1,283	7,321
Peripheral eurozone	17	—	—	17
Rest of Europe	40	—	—	40
US	—	—	—	—
Rest of world	16	—	—	16

	1,733	4,378	1,283	7,394

2013
UK	1,602	4,994	968	7,564
Peripheral eurozone	18	—	—	18
Rest of Europe	54	—	—	54
US	—	—	—	—
Rest of world	20	—	—	20

	1,694	4,994	968	7,656

46	Abbey National Treasury Services plc 2014 Annual Report

Risk review

2014 compared to 2013 (unaudited)

During 2014, total committed exposures decreased by £0.3bn or 3% to £7.4bn principally due to the growth achieved in the Mid Corporate and SME and Social Housing portfolios being more than offset by a decrease in the Commercial Real Estate portfolio. Our lending to Commercial Banking customers has grown consistently since 2008, and we continue to operate within our prudent risk appetite parameters. The Commercial Banking portfolio is 99% concentrated in UK-based counterparties.

Mid Corporate and SME exposures increased by 2% in 2014, reflecting the continued development of our franchise in the UK, not only in terms of broadening our distribution capabilities, but also in terms of the range of products and services available to UK companies.

The Commercial Real Estate portfolio decreased by 12% in 2014 with new business being more than offset by repayments of maturing loans which saw a greater proportion of higher-rated exposure repaid as investors sought to realise gains on higher-performing assets.

Social Housing exposures increased by 33% in 2014, through selective opportunities to write new business with highly-rated-counterparties.

COMMERCIAL BANKING – CREDIT RISK MITIGATION

At 31 December 2014, collateral held against impaired loans amounted to 69% (2013: 69%) of the carrying amount of impaired loan balances.

COMMERCIAL BANKING – CREDIT PERFORMANCE

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 31 December 2014 and 2013:

2014	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	1,733	4,378	1,283	7,394
-Performing (Non-Watchlist)	1,555	3,998	1,253	6,806
-Watchlist: Enhanced Monitoring	70	252	30	352
-Watchlist: Proactive Management	102	—	—	102
Non-performing exposure(2)	6	128	—	134

Total impaired exposure of which:	6	128	—	134
-Performing	—	—	—	—
-Non-Performing(2)	6	128	—	134

Total Observed impairment loss allowances of which:	6	35	—	41
-Performing	—	—	—	—
-Non-performing(2)	6	35	—	41

IBNO(3)				11
Total impairment loss allowance				52

2013
Total Committed Exposure of which:(1)	1,694	4,994	968	7,656
-Performing (Non-Watchlist)	1,509	4,582	933	7,024
-Watchlist: Enhanced Monitoring	103	130	35	268
-Watchlist: Proactive Management	77	193	—	270
Non-performing exposure(2)	5	89	—	94

Total impaired exposure of which:	5	184	—	189
-Performing	—	95	—	95
-Non-performing(2)	5	89	—	94

Total Observed impairment loss allowances of which:	5	53	—	58
-Performing	—	15	—	15
-Non-performing(2)	5	38	—	43

IBNO(3)				5
Total impairment loss allowance				63

(1)	Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in the ‘Risk Monitoring’ section of the Risk Review.
(2)	Non-performing exposure in the table above include committed facilities and derivative exposures and therefore can be larger than the NPLs in the table below which only include drawn balances.
(3)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

Abbey National Treasury Services plc 2014 Annual Report	47

Risk review

Non-performing loans and advances (1)

An analysis of Commercial Banking NPLs is presented below.

	2014 £m	2013 £m
Loans and advances to customers of which:	3,534	3,327
Customers in arrears(2)	131	94

NPLs(2)	131	94

Impairment loan loss allowances	52	63

	%	%

Arrears ratio(3)	3.70	2.82
NPLs ratio(4)	3.70	2.82
Coverage ratio(5)	40	67

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.
(2)

All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

(3)	Loans and advances to customers in arrears as a percentage of loans and advances to customers.
(4)	NPLs as a percentage of loans and advances to customers.
(5)	Impairment loan loss allowances as a percentage of NPLs.

An analysis of the NPL movements during 2014 is presented below. ‘Transfers in – Entries’ represent loans which have become classified as NPLs during the year. ‘Exits (including repayments)’ represent loans that have been repaid (in full or in part) plus those returned to performing status. ‘Write-offs’ represent the unrecovered element of a loan where recovery options, including realisation of any collateral, have been exhausted. Forbearance activity does not result in a change in the NPL status.

2014 £m
At 1 January 2014	94
Transfers in – Entries	151
Transfers Out:
- Exits (including repayments)	(96)
- Write-offs	(18)

At 31 December 2014	131

2014 compared to 2013 (unaudited)

Watchlist exposures subject to proactive management reduced to £102m at 31 December 2014 (2013: £270m). The reduction in the Commercial Real Estate portfolio more than offset the increase in the Mid Corporate and SME portfolio.

Watchlist exposures subject to enhanced monitoring decreased in all portfolios except Commercial Real Estate. There was a modest decrease in the Mid Corporate and SME portfolio. The increase in the Commercial Real Estate portfolio principally reflected prudent policy requirements as transactions that have six months to maturity and no definitive exit or refinance plan in place, irrespective of their LTV ratio, are now automatically added to the Watchlist. In the Social Housing portfolio, there were no exposures subject to proactive management. At 31 December 2014, only 2.3% (2013: 3.6%) of portfolio exposures were subject to enhanced monitoring.

Loans and advances to customers in arrears increased to £131m at 31 December 2014 (2013: £94m), as a result of a small number of pre-2009 Commercial Real Estate cases. The arrears ratio increased to 3.70% (2013: 2.82%). The NPL ratio increased to 3.70% at 31 December 2014 (2013: 2.82%) for similar reasons.

In 2014, interest income recognised on impaired loans amounted to £2m (2013: £1m, 2012: £5m).

48	Abbey National Treasury Services plc 2014 Annual Report

Risk review

COMMERCIAL BANKING LOANS – FORBEARANCE

Forbearance commenced during the year (1)

No forbearance arrangements have been necessary with respect to Social Housing counterparties. The exposures that entered forbearance during the years ended 31 December 2014 and 2013 were:

	2014			2013
	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m
Payment rescheduling	32	21	53	—	—	—
Term extension	—	51	51	—	101	101
Interest – only	—	—	—	—	2	2

	32	72	104	—	103	103

(1)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

Forbearance cumulative position

At 31 December 2014, 82% of the forbearance related to the Commercial Real Estate portfolio (2013: 98%).

a) Performance status when entering forbearance

The forborne exposures at 31 December 2014 and 2013 when they originally entered forbearance, analysed by their payment status, were:

2014(1)	Payment rescheduling £m	Term extension £m	Interest-only £m	Total £m	Impairment allowance £m
Forbearance of NPL	—	37	—	37	4
Forbearance of Non-NPL	32	73	36	141	8

	32	110	36	178	12

2013(1)
Forbearance of NPL	—	50	1	51	19
Forbearance of Non-NPL	—	124	77	201	13

	—	174	78	252	32

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

b) Performance status at the year-end

The current status of forborne exposures analysed by their payment status, at 31 December 2014 and 2013 was:

2014(1)	Payment rescheduling £m	Term extension £m	Interest-only £m	Total £m		Impairment allowance £m
Non-performing	—	73	—	73		12
Performing	32	37	36	105	(2)	—

	32	110	36	178		12

Proportion of portfolio	0.4%	1.5%	0.5%	2.4%		0.2%

2013(1)
Non-performing	—	50	1	51		19
Performing	—	124	77	201	(2)	13

Total	—	174	78	252		32

Proportion of portfolio	—	2.3%	1.0%	3.3%		0.4%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.
(2)	This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne.

Abbey National Treasury Services plc 2014 Annual Report	49

Risk review

2014 compared to 2013 (unaudited)

The incidence of forbearance that commenced in the year increased slightly compared to 2013. This was primarily in the Mid Corporate and SME portfolio offset by a reduction in Commercial Real Estate. However, the cumulative forbearance stock decreased, as older vintages in the Commercial Real Estate portfolio that subsequently suffered financial distress continue to work their way through the forbearance process (see ‘Higher risk loans and other segments of particular interest’ on page 51). The proportion of forbearance as a percentage of the portfolio decreased slightly to 2.4% (2013: 3.3%).

Accounts that are in forbearance continue to be closely monitored, to ensure that the forbearance arrangements are sustainable. Not all forbearance will prove effective, and in certain circumstances, market conditions may lead either to a case remaining in NPL even post-forbearance or to the need for a second forbearance action. At 31 December 2014, 59% (2013: 80%) of total forborne exposure was performing in accordance with the revised terms agreed under the forbearance arrangements.

The level of compliance with revised terms agreed under forbearance arrangements is influenced by market conditions. Those cases where forbearance occurs prior to default, which at 31 December 2014 represented 79% (2013: 80%) of exposure, are generally more effective.

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

There were no debt-for-equity swaps at 31 December 2014 (2013: £34m).

50	Abbey National Treasury Services plc 2014 Annual Report

Risk review

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

Commercial Real Estate

The Commercial Real Estate market has experienced a particularly challenging environment over recent years following the financial crisis and has been prone to regular cyclical downturns as most recently demonstrated in 2008.

Credit performance

Commercial Real Estate non-performing exposures and weighted average LTVs at 31 December 2014 and 2013 may be further analysed between loans originated pre-2009 and thereafter as follows:

	2014			2013
	Original vintage			Original vintage
	Pre-2009	2009 onwards	Total	Pre-2009	2009 onwards	Total
Total committed exposure	£586m	£3,792m	£4,378m	£684m	£4,310m	£4,994m
Non-performing exposure ratio	22.3%	—	3.0%	13.0%	—	1.8%
Weighted average LTV	65%	53%	55%	69%	54%	56%

2014 compared to 2013 (unaudited)

At 31 December 2014 and 2013, all of the non-performing exposures related to deals originated pre-2009. The pre-2009 vintage loans were written on terms prevailing in the market at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. Following the significant downturn in the Commercial Real Estate market in 2008 and 2009, some of these customers suffered financial stress resulting in their inability to meet the contractual payment terms, comply with covenants, or achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher non-performing rates in recent years. At 31 December 2014, the non-performing exposure ratio of the pre-2009 sub-portfolio was 22.3% (2013: 13.0%).

In light of the market deterioration, ANTS’s lending criteria were significantly tightened from 2009 onwards, with lower LTVs and the avoidance of transactions with material letting or development risks. As a result, the sub-portfolio representing loans originating from 2009 onwards continues to perform significantly better than the pre-2009 sub-portfolio. At 31 December 2014, the pre-2009 sub-portfolio represented less than 13% (2013: 14%) of the total Commercial Real Estate portfolio.

Further detail on the entire Commercial Real Estate portfolio is contained in the following section.

Sector analysis

The Commercial Real Estate portfolio remained well diversified by sector at 31 December 2014 and 2013, as set out below.

Sector	2014%	2013%
Office	22	27
Retail	31	28
Industrial	15	13
Residential	6	4
Mixed use	12	9
Student accommodation	3	7
Hotels & Leisure	5	6
Other	6	6

	100	100

Abbey National Treasury Services plc 2014 Annual Report	51

Risk review

Loan-to-value analysis

In Commercial Real Estate lending, the main form of credit mitigation is collateral. The table below analyses the LTV of loans within the Commercial Real Estate portfolio at 31 December 2014 and 2013.

	2014		2013
	Stock %	New business %	Stock %	New business %
Up to 50%	33	28	36	23
50% to 60%	37	53	34	54
60% to 70%	23	19	15	12
70% to 80%	4	—	7	11
80% to 90%	1	—	4	—
90% to 100%	1	—	—	—
> 100% i.e. negative equity	1	—	4	—

	100	100	100	100

2014 compared to 2013 (unaudited)

At 31 December 2014, the LTV profile of the portfolio remained conservative with 70% (2013: 70%) of the portfolio at or below 60% LTV. This reflected the more recent vintage of the portfolio with 87% (2013: 86%) originated in 2009 or subsequent years. The majority of higher LTV deals represent older deals which remain in the portfolio.

No new business was written above 70% LTV in 2014, with 81% written below 60% LTV. The majority of the cases with negative equity form part of the forborne element of the portfolio and are managed by the Restructuring & Recoveries team.

At 31 December 2014 the average LTV, weighted by exposure, was 55% (2013: 56%). The weighted average LTV of new deals written in 2014 was 53% (2013: 57%).

Refinancing risk

As part of the annual review process, for Commercial Real Estate loans that are approaching maturity, consideration is given to the prospects of refinancing the loan at prevailing market terms and applicable credit policy. The review will consider this and other aspects (e.g. covenant compliance) which could result in the case being placed on the Watchlist. Additionally, where an acceptable refinancing proposal has not been received within six months prior to maturity, the case will be placed on the Watchlist.

At 31 December 2014, there was £758m (2013: £620m) of Commercial Real Estate loans due to mature within 12 months. Of these, £68m i.e. 9% (2013: £153m i.e. 25%) have an LTV ratio above that which would be considered acceptable under current credit policy, all of which (2013: £313m) has been placed on the Watchlist or recorded as NPL and has an impairment loss allowance of £19m (2013: £27m) associated with it.

52	Abbey National Treasury Services plc 2014 Annual Report

Risk review

CREDIT RISK – CORPORATE & INSTITUTIONAL BANKING

In Corporate & Institutional Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. Consequently, committed exposures are typically higher than asset balances. However, in the following committed exposures tables, Sovereigns and Supranationals are presented net of short positions and include Sovereign and Supranational exposures established for liquidity management purposes managed by Short Term Markets on behalf of Corporate Centre. Large Corporate reverse repurchase agreement exposures are presented net of repurchase agreement liabilities and include OTC derivatives. As a result, the committed exposures can be smaller than the asset balances recognised on the balance sheet. In addition, the derivative risk exposures in the tables below (which are classified as ‘Financial Institutions’) are lower than the balance sheet position because the overall risk exposure is monitored and therefore consideration is taken of margin posted, CSAs in ISDA Master Agreements, and master netting agreements and other financial instruments which reduce the ANTS group’s exposures. Derivative asset balances recognised on the balance sheet reflect only the more restrictive netting permitted by IAS 32.

CORPORATE & INSTITUTIONAL BANKING – COMMITTED EXPOSURES

Rating distribution

The rating distribution tables show the credit risk exposure by ANTS’s internal rating scale (see the ‘Credit quality’ section) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

2014	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
9	1,734	21	121	1,876
8	3,905	1,449	3,209	8,563
7	928	3,468	2,587	6,983
6	—	6,172	206	6,378
5	—	2,293	79	2,372
4	—	4	—	4
1 to 3	—	48	97	145
Other	—	—	—	—

Total	6,567	13,455	6,299	26,321

2013
9	1,296	—	72	1,368
8	3,893	1,165	3,396	8,454
7	860	3,930	2,612	7,402
6	—	5,415	142	5,557
5	—	1,862	18	1,880
4	—	54	—	54
1 to 3	—	—	28	28
Other	—	2	—	2

Total	6,049	12,428	6,268	24,745

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located, except where a full risk transfer guarantee is in place, in which case the country of domicile of the guarantor is used. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

2014	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
UK	—	12,011	3,146	15,157
Peripheral eurozone	928	281	657	1,866
Rest of Europe	1,622	1,061	916	3,599
US	—	30	1,331	1,361
Rest of world	4,017	72	249	4,338

Total	6,567	13,455	6,299	26,321

2013
UK	—	11,060	3,038	14,098
Peripheral eurozone	860	310	606	1,776
Rest of Europe	1,029	788	1,185	3,002
US	—	—	1,281	1,281
Rest of world	4,160	270	158	4,588

Total	6,049	12,428	6,268	24,745

Abbey National Treasury Services plc 2014 Annual Report	53

Risk review

2014 compared to 2013 (unaudited)

During 2014, total committed exposures increased by £1.6bn or 6% to £26.3bn principally within the Sovereign and Supranational, and Large Corporate portfolios.

Sovereign and Supranational exposures increased by 9% in 2014, reflecting the continued development of the business in this area. The increased exposures were mainly in the rating 9 category, most of which were in Denmark and Germany Sovereigns, as part of normal liquid asset portfolio management. The portfolio profile remained primarily short-term (up to 1 year), reflecting the purpose of the holdings as part of normal liquid asset portfolio management and short-term markets trading activity.

Large Corporate exposures increased by 8% in 2014, as a result of the continued development of the franchise focused on high-rated multinational companies. Growth was focused on the UK, with some diversification in other countries with counterparties with good credit quality. The portfolio profile remained primarily short to medium-term (up to 5 years), reflecting the type of finance provided to support the working capital and liquidity needs of our clients.

CORPORATE & INSTITUTIONAL BANKING – CREDIT RISK MITIGATION

Credit risk to counterparties on derivative products is mitigated through netting arrangements, collateralisation and the use of CCPs. For details of the approach to credit risk mitigation, see ‘Credit Risk Management – Corporate & Institutional Banking’. The top 20 clients with which Santander UK had the biggest derivative exposures were banks and CCPs. These top 20 clients’ derivative exposure accounted for 71% of the total derivative exposure in Corporate & Institutional Banking at 31 December 2014 (2013: 90%). The risk exposure weighted-average credit rating was 7.6 (2013: 7.6).

CORPORATE & INSTITUTIONAL BANKING – CREDIT PERFORMANCE

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 31 December 2014 and 2013:

2014	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
Total Committed Exposure of which:(1)	6,567	13,455	6,299	26,321
- Performing (Non-Watchlist)	6,567	12,690	6,233	25,490
- Watchlist: Enhanced Monitoring	—	765	5	770
- Watchlist: Proactive Management	—	—	61	61
- Non-performing exposure(2)	—	—	—	—

Total impaired exposure of which:	—	—	—	—
- Performing	—	—	—	—
- Non-performing(2)	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—
-Performing	—	—	—	—
-Non-performing(2)	—	—	—	—

IBNO(3)				24
Total impairment loss allowance				24

2013
Total Committed Exposure of which:(1)	6,049	12,428	6,268	24,745
- Performing (Non-Watchlist)	6,049	12,278	6,206	24,533
- Watchlist: Enhanced Monitoring	—	150	26	176
- Watchlist: Proactive Management	—	—	36	36
- Non-performing exposure(2)	—	—	—	—
Total impaired exposure of which:	—	—	—	—

-Performing	—	—	—	—
-Non-performing(2)	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—
-Performing	—	—	—	—
-Non-performing(2)	—	—	—	—

IBNO(3)				—
Total impairment loss allowance				—

(1)	Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in the ‘Risk monitoring‘ section of the Risk review.
(2)	Non-performing exposure in the table above include committed facilities and derivative exposures and therefore can be larger than the NPLs in the table on page 54 which only include drawn balances.
(3)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

54	Abbey National Treasury Services plc 2014 Annual Report

Risk review

2014 compared to 2013 (unaudited)

Watchlist exposures subject to proactive management increased slightly to £61m at 31 December 2014 (2013: £36m), reflecting an increase in the Financial Institutions portfolio.

Watchlist exposures subject to enhanced monitoring increased in the Large Corporate portfolio due to increased monitoring in the oil and the UK supermarket sectors. There was a modest reduction in Financial Institutions. In the Sovereign and Supranational portfolio, there were no exposures subject to proactive management or enhanced monitoring.

Non-performing loans and advances

At 31 December 2014 and 2013, there were no non-performing loans in Corporate & Institutional Banking.

CORPORATE & INSTITUTIONAL BANKING – FORBEARANCE

At 31 December 2014 and 2013, there was no forbearance activity in Corporate & Institutional Banking.

Abbey National Treasury Services plc 2014 Annual Report	55

Risk review

CREDIT RISK – CORPORATE CENTRE

Credit risk arises on assets in the balance sheet and in off-balance sheet transactions. Consequently, the committed exposure (which takes into account credit mitigation procedures) is shown in the tables below. It also excludes Sovereign exposures managed by Short Term Markets within Corporate & Institutional Banking.

CORPORATE CENTRE – COMMITTED EXPOSURES

Rating distribution

The rating distribution tables below show the credit risk exposure by ANTS’s internal rating scale (see the ‘Credit quality’ section) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

2014	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
9	7,175	18	—	2,784	9,977
8	—	45	581	4,215	4,841
7	—	40	276	1,485	1,801
6	—	—	—	223	223
5	—	2	—	—	2
4	—	—	—	—	—
1 to 3	—	—	—	—	—
Other	—	—	—	—	—

	7,175	105	857	8,707	16,844

2013
9	8,305	84	—	2,654	11,043
8	—	104	901	4,382	5,387
7	—	14	—	1,713	1,727
6	—	4	14	238	256
5	—	5	1	—	6
4	—	46	—	—	46
1 to 3	—	3	—	—	3
Other	—	1	2	—	3

	8,305	261	918	8,987	18,471

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

2014	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
UK	2,574	43	—	8,707	11,324
Peripheral eurozone	—	56	—	—	56
Rest of Europe	—	6	581	—	587
US	4,514	—	276	—	4,790
Rest of world	87	—	—	—	87

	7,175	105	857	8,707	16,844

2013
UK	2,777	107	15	8,987	11,886
Peripheral eurozone	—	69	—	—	69
Rest of Europe	—	85	601	—	686
US	5,230	—	300	—	5,530
Rest of world	298	—	2	—	300

	8,305	261	918	8,987	18,471

2014 compared to 2013 (unaudited)

During 2014, total committed exposures decreased by £1.6bn or 9% to £16.8bn principally within the Sovereign and Supranational and Structured Products portfolios.

Sovereign and Supranationals exposures principally reflect cash at central banks and holdings of highly-rated liquid assets as part of normal liquid asset portfolio management, and remained concentrated in the UK and US in 2014. Exposures to the UK and the US decreased as increased exposures to the rest of Europe were taken in 2014, mainly related to bonds guaranteed by the German Government. The increase in exposures to the Rest of World reflected additional exposures to highly-rated Supranationals.

Structured Products exposures represent holdings of good credit quality rated covered bonds, floating rate notes and residential mortgage backed securities as part of normal liquid asset portfolio management. The decrease in exposures in 2014 reflected the exit from some legacy residential mortgage backed securities and a reduction in exposures to CCPs.

Derivative exposures decreased in the year due to the continued managed reduction of the portfolio.

Social Housing exposures reduced in 2014 as a result of on-going refinancing of longer-dated loans onto shorter maturities and on current market terms.

56	Abbey National Treasury Services plc 2014 Annual Report

Risk review

CORPORATE CENTRE – CREDIT RISK MITIGATION

Structured Products are unsecured but benefit from senior positions in the creditor cascade. Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of CCPs. For details of the approach to credit risk mitigation, see ‘Credit Risk Management – Corporate & Institutional Banking’.

CORPORATE CENTRE – CREDIT PERFORMANCE

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 31 December 2014 and 2013.

2014	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	7,175	105	857	8,707	16,844
- Performing (Non-Watchlist)	7,175	105	857	8,707	16,844
- Watchlist: Enhanced Monitoring	—	—	—	—	—
- Watchlist: Proactive Management	—	—	—	—	—
- Non-performing exposure	—	—	—	—	—

Total Impaired Exposure of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

IBNO(2)					—
Total impairment loss allowance					—

2013
Total Committed Exposure of which:(1)	8,305	261	918	8,987	18,471
- Performing (Non-Watchlist)	8,305	261	918	8,869	18,353
- Watchlist: Enhanced Monitoring	—	—	—	118	118
- Watchlist: Proactive Management	—	—	—	—	—
- Non-performing exposure	—	—	—	—	—

Total Impaired Exposure of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

IBNO(2)					—
Total impairment loss allowance					—

(1)	includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in the ‘Risk Monitoring ‘section of the Risk Review.
(2)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

2014 compared to 2013 (unaudited)

The only Watchlist exposures arose in 2013 in Social Housing. Social Housing exposures subject to enhanced monitoring decreased to £nil in 2014 following the resolution of governance issues as anticipated.

Non-performing loans and advances

At 31 December 2014 and 2013, there were no non-performing loans in Corporate Centre.

CORPORATE CENTRE- FORBEARANCE

At 31 December 2014 and 2013, there was no forbearance activity in Corporate Centre.

Abbey National Treasury Services plc 2014 Annual Report	57

Risk review

MARKET RISK

Market risk comprises trading market risk and banking market risk. Trading market risk is the risk of losses in balance sheet and off-balance sheet positions arising from movements in market prices. Banking market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities. Banking market risk is classified as a balance sheet management risk and is discussed in the balance sheet management risk section. ANTS’s exposure to market risk arises in the following business segments:

Trading market risk

Exposures arise in Corporate & Institutional Banking in the short-term markets business and from trading activity and the creation and risk management of structured products for the personal financial services market. The principal exposures are interest rate, equity, property, credit (spread), and foreign exchange risks. There are no exposures in Commercial Banking, or Corporate Centre.

Banking market risk

Exposures arise in Commercial Banking as a by-product of providing banking products and services to business and corporate and commercial customers. The principal exposures are interest rate (yield and basis), inflation and spread risks. Banking market risks arising from Commercial Banking are substantially transferred to, and managed by, Corporate Centre. In addition, structural exposures arising in the balance sheet are managed by Corporate Centre (e.g. foreign exchange and income statement volatility risks). There are no exposures in Corporate & Institutional Banking.

APPROACH TO MARKET RISK
•	Market risk operates within the Santander UK Risk Appetite Framework. Specific Risk Appetite limits, controls and management are in place for trading and banking market risk.

•

ANTS actively manages and controls market risk within clearly defined parameters by limiting the impact of adverse market movements whilst seeking to enhance earnings. The organisational structure ensures a segregation of responsibilities between the functions responsible for market risk origination, risk management and control, and risk oversight.

•	A comprehensive set of Santander UK-wide policies, procedures and processes has been developed and implemented to identify, assess, manage and report market risk.

•

Market risk limits are approved under Santander UK Board-delegated authority, and within the market risk appetite. Risk exposures are measured and monitored against limits and triggers for action and/or escalation.

TRADING MARKET RISK

Trading market risk arises in connection with the provision of financial services for customers and the buying, selling and positioning mainly in fixed income, equities, foreign exchange and property markets. This trading activity may lead to a potential decline in net income due to variations in market factors including interest rates, inflation rates, equity indices, exchange rates, credit spreads, bond prices and property indices. Trading market risk is principally linked to potential variability in the ‘Net trading and funding of other items by the trading book’ element of the ‘Net trading and other income’ line in the Consolidated Income Statement.

Risk management and control
•

The Santander UK Market Risk Framework cascades down from the Santander UK Risk Framework and defines the high level arrangements and minimum standards for the management, control and oversight specific to trading market risk.

•	The Santander UK Risk Appetite is cascaded down and embedded into the controls, risk limits and key risk metrics of the Trading Market Risk Division.

•

Key metrics, which include the utilisation of a stress economic loss limit and risk factor stress scenarios, are reported to the Santander UK Board on a monthly basis. Key risk metrics are also regularly reported to the Executive Risk Committee.

58	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Risk measures

ANTS uses a comprehensive and complementary set of methodologies and techniques to measure trading market risk. One of the primary tools to measure and control market risk is a statistical risk measure, value at risk (‘VaR’).

VaR
•

VaR is a statistical estimate of the potential losses that would be recognised in the income statement arising from unfavourable market moves. VaR is measured at a given confidence level over a specified time horizon and is calculated using a historical simulation method with two years of daily price history, equally weighted. VaR incorporates the majority of material market risk factors and provides a framework for assessing the risk using a consistent approach across these risk factors and portfolios.

•

ANTS uses the historical simulation approach in its VaR models, which all use the same corporate calculation models. The main types of VaR are Internal VaR, Regulatory VaR (‘RVaR’) and Stressed VaR (‘SVaR’), which are described in more detail below.

•

The Internal VaR approach above is used to calculate the total trading book VaR. It covers all trading book risk classes - interest rate, equity, property, credit (spread), and foreign exchange. In accordance with the standard used throughout the Banco Santander group, the Internal VaR uses a one day time horizon and a 99% confidence level. This means that conditional on today’s position, ANTS would expect to incur losses exceeding the predicted VaR estimate one in every 100 trading days, or about two to three times a year. Internal VaR is measured and monitored against Santander UK Board-approved limits daily, and aggregated at different levels, including by business, asset class and individual desk levels, for reporting purposes. Limit breaches are reported and escalated in accordance with the Santander UK Risk Framework.

•

RVaR and SVaR are the models used for the calculation of the capital requirement for trading market risk. Only risk factors with PRA approval are included in these calculations. For those risk factors that are out of scope, the standardised approach for calculating the capital requirement is used. See the ‘Capital requirement measures’ section for further details on trading book capital requirement. Out of scope VaR risk factors are credit, foreign exchange and property.

•

RVaR uses a ten day time horizon and a 99% confidence level. It uses the same two years of daily price history, equally weighted, as Internal VaR. To calculate the ten day time horizon, a ‘square root of time’ approach is used.

•

SVaR also uses a ten day time horizon, 99% confidence level and square root of time approach. However, only one year of daily price history, equally weighted, is required and it must be from a period of stressed market conditions.

•	Internal VaR, RVaR and SVaR are subject to governance, controls, regular reviews and internal assessments. RVaR and SVaR are also subject to assessments by the PRA.

Limitations of VaR
•

General limitations of VaR arise from the use of historical changes and the assumption that these historical changes are an indicator of the future market moves. In addition, VaR does not capture intra-day risk taking as it is based on positions as at close of business.

•

The use of a 99% confidence level does not capture the potential loss beyond that level. This risk is addressed by stress testing and the expected shortfall metric (see ‘Additional risk measures’ below).

•

The use of a one day time horizon does not fully capture the income statement implications of exposures that cannot be liquidated or hedged in one day. These exposures are monitored using illiquid risk metrics (see ‘Additional risk measures’ below) and stress testing.

•

Although VaR models aim to capture the main relationships between risk factors and the valuation impact across a wide range of market movements, some potential inaccuracy can arise particularly for complex products and from large market movements.

•	The ANTS group VaR model has the following limitations:

•

ANTS uses the previous two years data, which can lead to inflated VaR levels driven by historical events that are no longer representative of current market conditions. This can mask actual levels of short-term risk;

•

Proxy data is used for new products where there is insufficient market data history. Proxies allow new risk factors to be incorporated into VaR measures for completeness, but can reduce accuracy. The usage and impact of proxy data is monitored and controlled;

•	VaR uses close of business positions. Intra-day trading and intra-day price changes are not captured by the model; and

•

The use of a square root of time approach to create RVaR and SVaR means actual ten day price movements are not captured in the calculation. However, ANTS performs monthly analysis on this particular methodology which is reviewed by the PRA quarterly.

Abbey National Treasury Services plc 2014 Annual Report	59

Risk review

Back-testing
•

Daily back-testing of Internal VaR and RVaR is performed against market risk related revenue (as defined by the PRA). Back-testing compares the daily VaR estimates of the last 250 days to the actual profit and loss of the following day. The inclusion of intra-day profit and loss within the back-testing goes some way towards mitigating the absence of intra-day trading limits and non-capture within VaR. A one day time horizon variant of RVaR is used for back-testing purposes. It is not possible to meaningfully back-test the SVaR model as it is not sensitive to current market conditions and requires more proxy data than the RVaR and Internal VaR models.

•

Backtesting is performed against both ‘clean’ profit and loss (trading profit and loss less fees, commissions, brokerage, reserves not related to market risk and day one profits/losses) and also ‘hypothetical’ profit and loss (which is the clean profit and loss excluding intra-day and the effects of time decay).

•

The Capital Requirements Regulation (‘CRR’) sets out the criteria for acceptable levels of back-testing exceptions, which is further clarified by the PRA rules. If there are five or more back-testing exceptions in a 250 day continuous period, points will be added to the capital requirement multiplier. A model with fewer than five will not have any added points. No points have been added to ANTS’s capital multiplier.

•	There was no trend evident in the back-testing model exceptions identified in 2014. Any exception that occurred was isolated.

Stress testing
•

Stress testing is a fundamental risk requirement under the Basel Capital Accords and is a major component of risk management in Santander UK (including ANTS) to increase transparency, and measure and control risk of losses in stressed markets.

•

Stress scenarios are used in the Santander UK Trading Market Risk Appetite setting process and monthly analysis for Santander UK Risk Appetite reporting. These stress scenarios are also embedded within the core risk management limits setting and monitoring daily processes.

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

•

Limits are used to manage ANTS’s exposure to stress events and restrict the impact of stressed market conditions. Stress testing is employed in cross-business risk management at desk level. The results of stress calculations, trends and explanations based on current market risk positions are regularly reported to senior management including the Santander UK Executive Risk Committee and Santander UK Board Risk Committee.

•

In addition to the internal stress testing framework, Santander UK (including ANTS) took part in the PRA’s stress test of the UK banking system, an industry-wide external stress test conducted by the EBA on the EU banking system.

Additional risk measures
•	The value of instruments held for trading purposes can change daily and the resulting profits and losses are reported and monitored daily.

•

Non-statistical risk measures include sensitivities to variables that are used to value ANTS’s market risk positions. As part of a comprehensive framework, ANTS captures all market risk exposures, assigns limits to the associated sensitivities, and monitors adherence to these limits on a daily basis.

•	All new or amended derivatives pricing models are validated and approved in accordance with formalised standards. All models are subject to annual review.

•

Illiquid risks arise from exposures that cannot be liquidated or hedged within one day. These risks are measured and monitored based on the estimated time horizon it would take to hedge or exit the exposure. There are three time horizon categories: <1 month, 1 to 6 months, and >6 months. Each category is monitored daily against limits.

•

Expected Shortfall (‘ES’) analysis is an additional metric introduced in 2013 for analysis purposes, ahead of the Basel Committee’s Fundamental Review of the Trading Book (‘FRTB’) requirements. ES is calculated using VaR vectors and measures the size of the tail risk above a 97.5% confidence level.

•

A time weighted VaR is calculated using the Banco Santander group methodology. This applies a greater weighting to the most recent days within the two year historical series and so the VaR level responds more quickly to current market volatility and provides a greater indication of changes in market behaviour.

•

For RVaR and SVaR, risk factors that are not fully captured for capital assessment purposes are assessed under the Risks Not in VaR (‘RNIV’) Framework. These risk factors can arise if there is a lack of historical market data or the data quality is deemed insufficient and tend to be for products with very infrequent pricing or where the risk structure is more complex. These risk factors are generally included under the illiquid risk metrics for risk reporting and monitoring purposes as described above. The RNIV Framework is part of the approved internal model for trading market risk capital requirements. See ‘Capital requirement measures’ below for additional information on RNIV.

60	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Capital requirement measures (unaudited)
•

Trading market risk uses RVaR, SVaR and RNIV (the Internal Models Approach as per the CRR) for the calculation of capital requirements for those risk factors and businesses with PRA permission. For risk factors and businesses outside the internal models permission scope, the standardised approach (as prescribed by the CRR and the PRA rules) is used. As part of the approval for using the IM approach, Santander UK (including ANTS) is subject to a quarterly review by the PRA.

•	The standardised approach calculation equated to 11% of the total trading market risk capital requirement at 31 December 2014.

•	ANTS’s stress period is reviewed regularly to ensure the most penal period of stress since 2007 relevant to ANTS’s portfolio is used.

•

SVaR is the largest component of trading market risk capital requirements and for 2014 was, on average, five times larger than the RVaR component. The largest drivers of SVaR in 2014 were interest rate delta, interest rate basis and equity volatility risks (see the table below for more explanation of individual risk factors). This was in line with the historical market moves seen during the SVaR dataset period compared with the lower level of volatility seen in more recent historical series data.

•

RNIV risk factors comprise less than 4% on average of the trading market risk IM capital requirements. The largest driver in the RNIV capital requirement calculation is dividend risk exposure. Dividend risk arises from a change in future dividend expectations. This risk is not captured well under a VaR model approach due to the structure of the underlying market data.

•	New RNIVs are identified through analysis of profit and loss, new products, and are included in the capital requirement calculation, regardless of materiality.

•

Two approaches are used to calculate RNIV capital levels, depending on market data availability and characteristics: A VaR type approach (which requires an RVaR and SVaR type calculation) and a stress based approach. The VaR approach is also subject to a multiplication factor (as prescribed by the CRR and the PRA rules). Stress-based RNIVs use sensitivities and plausible stressed market moves. ANTS currently only has stress-based RNIVs.

•	Each individual RNIV value is standalone and does not benefit from diversification in the capital requirements calculation.

•

Any changes to the models are assessed for their capital requirement impact. The outcome will indicate whether pre-notification and approval by the PRA will be required before the change can be implemented.

Abbey National Treasury Services plc 2014 Annual Report	61

Risk review

The following table shows the Internal VaR-based consolidated exposures for the major risk classes at 31 December 2014, 2013 and 2012, together with the highest, lowest and average exposures for each year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. The VaR amounts represent the potential change in fair values of trading instruments. Since trading instruments are recorded at fair value, these amounts also represent the potential effect on income.

	Year-end exposure			Average exposure			Highest exposure			Lowest exposure
Trading instruments	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
Interest rate risks(1)	2.2	3.0	3.8	3.6	4.7	4.1	5.6	7.6	7.5	1.9	2.9	2.7
Equity risks(2)	0.6	1.4	1.8	1.0	1.9	2.2	1.9	4.6	5.0	0.5	0.7	1.4
Property risks(3)	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.1	—	0.1
Credit (spread) risks(4)	—	0.3	0.2	0.2	0.4	0.2	0.6	1.0	0.8	—	0.2	—
Other risks(5)	0.1	—	0.5	—	0.1	0.8	0.1	0.5	2.3	—	—	0.4

Correlation offsets(6)	(0.6)	(1.5)	(2.1)	(1.1)	(2.2)	(2.7)	—	—	—	—	—	—

Total correlated one-day VaR	2.4	3.3	4.3	3.8	5.0	4.7	6.3	8.0	8.3	1.9	3.0	2.7

(1)

Interest rate risk measures the impact of interest rate and volatility changes on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and the government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).

(2)	Equity risk measures the impact on equity stocks and derivatives from changes in equity prices, volatilities and dividends.
(3)	Property risk measures the impact of changes in the property indices.
(4)	Spread risk measures the impact of changes in the credit spread of corporate bonds or credit derivatives.
(5)	Other risks include foreign exchange risk. Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
(6)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day VaR. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

Daily total correlated one day VaR 2014 (unaudited)

62	Abbey National Treasury Services plc 2014 Annual Report

Risk review

BALANCE SHEET MANAGEMENT RISK

Balance sheet management risk arises as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the product or portfolio. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer-time horizon. Balance sheet management risks are transferred from the originating business to FMIR in Corporate Centre where they are monitored, controlled and managed in conjunction with exposures arising from the funding and liquidity or capital management activities of FMIR.

The key areas of balance sheet management risk, which are discussed in the sections that follow, are:

•	Banking market risk;

•	Liquidity risk; and

•	Capital risk.

BANKING MARKET RISK

Banking market risk mainly arises through the provision of banking products and services to personal and corporate customers, as well as structural exposures arising in Santander UK’s balance sheet. Banking market risk arises in Santander UK’s Retail Banking, Commercial Banking and Corporate Centre. Banking market risks are originated in Santander UK’s Retail Banking and Commercial Banking only as a by-product of writing customer business and are typically transferred from the originating business to Corporate Centre. Funds received with respect to deposits taken are lent on to Corporate Centre on matching terms as regards interest rate re-pricing and maturity. In a similar manner, loans are funded through matching borrowings. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged with Corporate & Institutional Banking. Material banking market risk exposures are transferred to and reside in Corporate Centre. Only short-term mismatches due to forecasting variances in prepayment and launch risk (i.e. where customers pre-pay loans before their contractual maturity or may not take the expected volume of new products) are retained in Santander UK’s Retail Banking and Commercial Banking. In addition, structural exposures arising in the balance sheet are managed by Corporate Centre (e.g. foreign exchange and income statement volatility risk).

The principal exposures to banking market risks arise from:

KEY RISKS	DESCRIPTION

Interest rate risk	The most significant interest rate factors are:

•

Yield curve risk - arises from the timing mismatch in the re-pricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Yield curve risk is predominantly measured with both Net Interest Margin (‘NIM’) and Economic Value of Equity (‘EVE’) sensitivity analysis supplemented by the other risk measures, such as stress testing, and VaR. The NIM and EVE sensitivities cover all material yield curve risk in the banking book balance sheet.

•

Basis risk - arises when assets are priced using a different rate index than the liabilities funding them. In particular, a potential exposure to basis risk arises from the divergence between base rate linked rates earned on customer assets and wholesale (LIBOR-linked) rates paid on liabilities funding those assets.

Inflation and spread risks

These arise where the value of, or income from, assets or liabilities can change due to changes in the market levels of inflation and spreads. Santander UK holds portfolios of securities for liquidity and investment purposes which are exposed to these risks. Assets in these portfolios are accounted for as available-for-sale securities, and volatility in their fair value is recognised in Other Comprehensive Income, until the asset is sold or unless it reflects impairment in the asset’s fair value, at which point it is recognised in the Income Statement. The market risks of these portfolios are monitored through sensitivities, VaR and stress tests which are reported daily against limits and triggers to senior management and monthly to ALCO and Risk Management Committee. The VaR measures reported capture all key sources of volatility, including interest rate risk as well as inflation and spread risks, to fully reflect the potential available-for-sale volatility.

Foreign exchange risk

Santander UK’s non-trading businesses operate mainly in sterling markets and therefore, with the exception of funding raised in foreign currencies (see the ‘Wholesale Funding’ section), do not originate significant foreign exchange exposures. Foreign currency funding positions are hedged back to sterling. Any foreign exchange positions (either for instance to ‘spot’ foreign exchange rates or to cross currency basis) are typically residual exposures remaining after hedging. Foreign exchange risk is monitored against absolute net exposures and VaR-based limits and triggers. See ‘Redenomination risk’ in the ‘Country risk exposure’ section and ‘Term Issuance’ in the ‘Wholesale Funding’ section.

Income statement volatility risk

The majority of assets and liabilities in the banking book balance sheet are accrual accounted. The risk profile from these assets and liabilities is in some cases managed with the use of derivatives. As all derivatives are accounted for at fair value, this difference in accounting treatment can lead to reported volatility in the income statement, even where the derivative is an economic hedge of the asset or liability. This volatility is largely mitigated through hedge accounting. Any hedge accounting ineffectiveness which may lead to income statement volatility is monitored using a VaR measure and trigger, reported monthly. The accounting policies for derivatives and hedge accounting are set out in Note 1 to the Consolidated Financial Statements.

Abbey National Treasury Services plc 2014 Annual Report	63

Risk review

Risk management and control
•

Banking market risk is controlled in line with the Balance Sheet Management Risk Framework. Risk Appetite is articulated by both the income and value sensitivity limits set in accordance with the Santander UK Risk Appetite and by the limits for NIM and EVE sensitivities set by the Banco Santander group.

•

ALCO is responsible for managing the risk exposure of Santander UK within limits. In addition, a series of lower level risk limits and triggers are used to highlight when exposures are nearing limits and to control other material risk types, such as basis risk.

•

To manage interest rate risk in the banking book balance sheet, a combination of derivatives (typically interest rate swaps) and natural offsets between asset and liability positions are used. Positions are reported monthly to ALCO and the Santander UK Board Risk Committee.

Risk measures

For banking market risk, Santander UK (including ANTS) predominantly measures its market risk exposures with both NIM and EVE sensitivity analysis supplemented by the risk measures described in the Trading market risk section. NIM and EVE sensitivity measures are commonly used throughout the financial services industry. The calculations for NIM and EVE sensitivities involve many assumptions, including expected customer behaviour (e.g. early repayment of loans) and how interest rates may evolve. These assumptions form a key part of the overall control framework and are updated and reviewed on an on-going basis. The NIM and EVE sensitivities include the interest rate risk from all material Santander UK banking book positions. The banking book positions generate almost all the reported net interest income in Santander UK.

NIM sensitivity
•

NIM sensitivity is an income-based measure and is used to forecast the changes to interest income and interest expense in different scenarios to provide a combined impact on net interest income over a given period, usually 12 months.

•

NIM sensitivity is calculated by simulating the net interest margin using current yield curve and net interest margin following a change in yield curves. The difference between the two net interest margin totals is the NIM sensitivity.

•

The main model assumptions are that the balance sheet is dynamic (it includes the run-off of current assets and liabilities as well as retained and new business) and a behavioural rather than contractual balance sheet is used (balances are adjusted for behavioural or assumed profile for most retail products where the behavioural maturity of products is less than the contractual maturity due to customers exercising the option for early withdrawal or prepayment, or where there is no contractual maturity).

EVE sensitivity
•

EVE is calculated as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel shifts in the yield curve. A static balance sheet is used, i.e. all balance sheet items run-off according to their contractual, behavioural or assumed run-off behaviour, as appropriate, and there is no retained or new business.

Limitations of sensitivities
•

Sensitivities measure the impact of standard instantaneous parallel shifts in relevant yield curves (subject to a 0% interest rate floor where applicable). The advantage of using standard parallel shifts is that generally they provide a constant measure of the size of market risk exposure, with a simple and consistent stress. This compares to specific scenarios such as ‘flat rates’, the magnitude of which will depend on the shape of the current curve and hence shift required to reach the flat rate scenario. An exception to the relative simplicity of parallel shifts can arise when the yield curve is ‘floored’ at 0%, which can result in non-parallel down shifts.

•

The use of material parallel shocks may not be perceived as realistic, or necessarily test the scenarios that have the most impact on Santander UK (including ANTS). As a result, non-parallel stress tests are also run to calculate the impact of a range of plausible non-parallel scenarios, and over a range of time periods for income stresses (typically either one or three years).

Stress testing
•

Stress testing of market risk factors is used to complement the risk measurement provided by standard sensitivities. Simple stress tests, such as parallel shifts in relevant curves, provide transparent measures of risk control and provide a consistent starting point for limit setting. More complex, multi-factor and multi-time period stress tests can provide information about specific potential events, and test a range of outcomes that may not be captured through parallel stresses, or VaR-type measures due to data or model limitations. Stress tests can also be used to estimate losses in extreme market events beyond the confidence level used in VaR models.

• Stress testing results are discussed at senior level management committees. They influence decision making by Corporate Centre by highlighting potential risks in the banking book and the impact of remedial actions that could be taken to mitigate risks. The stress test results are contrasted against stress limits and triggers set by Santander UK internal committees, or against metrics set by the PRA. If results are to be found in excess of the limits or triggers, remedial actions and an escalation process are followed. Stress tests can be adapted to reflect current concerns or market conditions more rapidly than other risk measures such as VaR. Stress testing can include both individual business area stresses and Santander UK-wide scenarios.

• Within Santander UK, stress tests are either: a) specific, deterministic stress tests not referenced to market history or expectations (e.g. parallel stresses of a given size), b) historic deterministic stress tests, with changes in market risk factors either based on specific events in the past (e.g. the situation in the fourth quarter of 2008) or based on a statistical analysis of changes in the past, or c) hypothetical deterministic stress tests, with the change in market risk factors based on a judgement of potential future rates in a given scenario.

• Stress tests can be produced using either income or value measures. They may cover one or more categories of exposures accounted for on an accruals basis or at fair value. Expert judgement is used both in defining appropriate hypothetical stress tests and any adjusting assumptions regarding the balance sheet, management actions and customer behaviour.

64	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Additional risk measures
•

In addition to sensitivities and stress tests, banking market risk can be measured using net notional positions. This can provide a simple expression of exposure, although it typically needs to be combined with other risk measures to reflect all aspects of a risk profile such as projected changes over time.

•

The main remaining metric to quantify market risk is VaR. Whilst VaR measures can be a useful risk metric as they capture changes in economic values, VaR won’t reflect the actual impact on the income statement of the majority of the assets and liabilities on the banking book balance sheet as they are accounted for at amortised cost rather than fair value.

Interest rate risk

Yield curve risk

The table below reflects how base case income and valuation across Santander UK (including ANTS) would be affected by a 50 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve at 31 December 2014 and 2013. Sensitivity to parallel shifts represents the quantum of risk in a manner that is considered to be both simple and scaleable. 50 basis points is the stress which is now typically focussed on for banking market risk controls across Santander UK, although sensitivities to other parallel shifts are also regularly monitored. This is a change from 2013 when sensitivities to a 100 basis point shift were shown, as the changing market conditions and the lower yield curve mean sensitivity to a 50 basis point shift is now considered a more appropriate risk measure.

	31 December 2014		31 December 2013
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	15	5	90	85
EVE sensitivity	103	(195)	26	65

The change in sensitivities in 2014 was largely attributable to a change in balance sheet product mix, and a change in the modelling of the underlying pricing assumptions for administered rate products during the year to reflect current market conditions. This was partially offset by a rise in the volume of fixed rate assets left un-hedged.

Basis risk

Santander UK (including ANTS) is exposed to basis risks associated with Bank of England Base Rate, reserve rate linked assets deposited with central banks, the Sterling Overnight Index Average (‘SONIA’) rate, and between LIBOR rates of different terms. Basis risk is measured using a variety of risk measures, including VaR. The VaR measure uses the same VaR methodology as that for the trading book. The Basis Risk VaR at 31 December 2014 was £3m (2013: £8m). It reflects the basis risk exposure between Bank of England Base Rate and LIBOR. The decrease in Basis VaR during 2014 was largely due to the natural evolution of the balance sheet leading to a reduced underlying net basis position.

Inflation and spread risks

The VaR of the portfolios of securities held for liquidity and investment purposes at 31 December 2014 was £5m (2013: £5m). The main risk factors are inflation and spread risk exposures of these positions. These portfolios are regularly stress tested against a variety of historical and hypothetical scenarios. There are limits established against the potential losses estimated by the stress tests that complement the VaR-based limits discussed above. At 31 December 2014, the worst three month stressed loss for these portfolios was estimated to be £218m (2013: £139m) using historic deterministic stress tests. The increase in stressed loss in 2014 was due to more severe stresses being applied to the underlying market risk factors to reflect increased macro-economic uncertainties as well as changes in the composition of the bond portfolio as part of normal liquidity management activities.

Abbey National Treasury Services plc 2014 Annual Report	65

Risk review

LIQUIDITY RISK

ANTS is the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements.

Liquidity and funding risk is managed on a Santander UK group basis and it is therefore not appropriate to consider these risks separately at an ANTS group level. In addition, under the PRA’s regulatory liquidity regime, Santander UK and ANTS together with Cater Allen Limited, a fellow subsidiary of Santander UK plc, form the Santander UK Defined Liquidity Group (‘DLG’). Under these arrangements, each member of the DLG is liable to support each other in terms of transferring or receiving surplus liquidity in times of stress. In considering the liquidity resources available to the ANTS group, both its own liquid assets and also those of rest of the Santander UK group have been separately presented below.

These stress tests are supplemented with sensitivity analysis for instantaneous liquidity shocks by each major liquidity risk driver to understand the impact on internal Liquidity Risk Appetite and regulatory liquidity metrics.

INTRODUCTION

Liquidity risk is the risk that, although solvent, Santander UK (including ANTS) either does not have sufficient liquid financial resources available to meet its obligations as they fall due, or can only secure such resources at excessive cost. The Santander UK Risk Framework splits this into three elements. Firstly, funding or structural liquidity risk,relating to the capacity to raise sufficient liquid resources to meet payments required due to the maturity transformation required to lend long-term, but to fund predominantly through short-term liabilities (such as customer deposits). The second, market liquidity risk, is the risk that assets, held to mitigate the risk of failing to meet obligations as they fall due, which are normally liquid, become illiquid when they are needed. Finally, contingent liquidity risk is the risk that abnormal future events may require a larger than expected amount of liquidity than originally projected.

Primary sources and uses of liquidity

Santander UK is primarily funded by retail deposits. This, together with corporate deposits, forms its commercial bank franchise, which attracts deposits through a variety of entities. More than three quarters of Santander UK’s customer lending is financed by customer deposits, primarily originating from the retail business. Although largely callable, these funds provide a stable and predictable core of funding due to the nature of the retail accounts and the breadth of personal customer relationships. Additionally, Santander UK has a strong wholesale funding base, which is diversified across product types and geography.

Through the wholesale markets, Santander UK has active relationships with many counterparties across a range of sectors, including banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through asset securitisation and covered bond arrangements and Santander UK’s euro and US dollar medium-term note programmes. The major debt issuance programmes are managed by, and in the name of, Abbey National Treasury Services plc on its own behalf (except for the US commercial paper programme, which is in the name of, Abbey National North America LLC, a guaranteed subsidiary of Santander UK plc) and are set out in Note 30 to the Consolidated Financial Statements.

The principal uses of liquidity for Santander UK are the funding of the lending of Retail Banking and Commercial Banking, payment of interest expenses, dividends paid to shareholders, the repayment of debt and consideration for business combinations. Santander UK’s ability to pay dividends depends on a number of factors, including Santander UK’s regulatory capital requirements, distributable reserves and financial performance.

Santander UK generates funding on the strength of its balance sheet, its profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries, such as ANTS). As a PRA regulated group, Santander UK is expected to satisfy the PRA liquidity requirements on a standalone basis.

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

66	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Key risks

Santander UK’s key ongoing liquidity risks are:

KEY LIQUIDITY RISK	DEFINITION
• Retail deposit outflows	Risk of retail deposit outflows as Santander UK is seen as a greater credit risk than competitors.

• Corporate deposit outflows	Risk of corporate deposit outflows as Santander UK is seen as a greater credit risk than competitors.

• Wholesale secured and unsecured liquidity outflows

•         Risk of wholesale unsecured deposits failing to roll over at maturity date.

•         Risk of wholesale secured funding with less liquid collateral failing to roll over at maturity date, or roll over of funding requiring additional highly liquid collateral.

• Off balance sheet activities

•         Risk of collateral outflows due to credit rating downgrade of Santander UK. Credit rating downgrades could also result in increased costs or reduced capacity to raise funding.

•         Risk of outflows of collateral owed to counterparties but not yet called.

•         Risk of outflows of collateral due to market movements.

•         Risk of drawdowns on committed facilities based on facility type, and counterparty type and creditworthiness.

• Other risks	• Funding concentrations – risk of outflows recognised against concentration of providers of wholesale secured financing.

• Intra-day cash flows – risk of shortfall of liquidity required to support intra-day requirements.

•         Intra-group commitments and support – risk of cash in subsidiaries of Santander UK becoming unavailable to the wider Santander UK group and contingent calls for funding from subsidiaries and affiliates.

• Non-contractual outflows – risk of liquidity outflows required to meet outflows that are non-contractual in nature but necessary in order to support Santander UK’s ongoing business and reputation.

Abbey National Treasury Services plc 2014 Annual Report	67

Risk review

LIQUIDITY RISK MANAGEMENT

Santander UK manages liquidity risk on a consolidated basis, and has created governance, oversight arrangements, its Liquidity Risk Appetite and associated control framework on this basis. Within this model, and under the PRA’s regulatory liquidity regime, Santander UK and its subsidiaries Abbey National Treasury Services plc and Cater Allen Limited form the Santander UK Defined Liquidity Group (‘DLG’). Under these arrangements, each member of the DLG is liable to support the others in terms of transferring or receiving surplus liquidity in times of stress. Santander UK ensures that liquidity flows between the DLG and other business areas within the Santander UK group are managed efficiently.

APPROACH TO LIQUIDITY RISK
•	Liquidity risks are identified, assessed, managed and encompassed within Santander UK’s Risk Framework.

•	The primary objective of liquidity risk management is to ensure that Santander UK is liquidity risk resilient and compliant with the internal Liquidity Risk Appetite and regulatory requirements. This involves maintaining prudent levels of highly liquid assets, managing potential cash outflows and ensuring that access to funding is available from a diverse range of sources.

•	The Santander UK Board delegates responsibility for liquidity risk to the Santander UK CEO. The Santander UK CEO has in turn delegated the responsibilities for liquidity risk:

	•	management to the Santander UK CFO (who in turn delegates to the Santander UK Finance Director); and

	•	control and oversight to the Santander UK CRO supported by the Santander UK deputy CRMO and the Risk Division.

•	Santander UK maintains, as part of its overall liquidity and funding risk management framework, strong operational and management governance that seeks to make the Santander UK strategy as resilient as possible to potential liquidity and funding stresses by structuring the balance sheet in a prudent and sensible way. The framework applies to all aspects of liquidity risk, is in line with the Liquidity Risk Appetite and is monitored on a daily, weekly and monthly basis through different committees and levels of management, including ALCO and the Santander UK Board Risk Committee. Within liquidity risk management the Santander UK Finance Director delegates responsibility as follows:

	•	Liquidity management to the Head of Liquidity to ensure that the business remains within appetite. Responsibilities include:

• The proposition of the Liquidity Risk Appetite;

•

The design and maintenance of the Recovery Framework which forms part of Santander UK’s Recovery and Resolution Plan. This includes the governance processes for managing a liquidity stress situation and the actions that would be taken to raise liquidity in order to alleviate the stress;

• Liquidity regulatory reporting; and

• The creation and maintenance of the funding plan.

•

Day-to-day operational liquidity management to the Head of Short Term Markets. This encompasses collateral management of highly liquid resources including central bank reserves and intra-day liquidity.

	•	All aspects of short and term funding in both secured and unsecured markets to the Director, Funding and Collateral Management delivering Santander UK’s strategic funding requirements in line with its detailed funding plan and risk appetite principles. The Director, Funding and Collateral Management ensures that Santander UK has active involvement in a range of wholesale funding markets ensuring that sources of funding can be maximised and so a conservative level of diversification of the balance sheet across product and average maturity is maintained.

Within the framework of prudent funding and liquidity management, Santander UK manages its activities to minimise liquidity risk, differentiating between short-term and strategic activities.

Short-term tactical liquidity management

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

•	Funding profile	Metrics to help control the level of outflow within different maturity buckets.

•	Intra-day collateral management	To ensure that adequate collateral is available to support Santander UK’s participation in various payment and settlement systems.

68	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Strategic funding management
•	Structural balance sheet shape	To manage the extent of maturity transformation (investment of shorter term funding in longer term assets), the funding of non-marketable assets with wholesale funding and the extent to which non-marketable assets can be used to generate liquidity.

•	Wholesale funding strategy	To avoid over-reliance on any individual counterparty, currency, market or product, or group of counterparties, currencies, markets or products that may become highly correlated in a stress scenario; and to avoid excessive concentrations in the maturity of wholesale funding.

•	Wholesale funding capacity	To maintain and promote counterparty relationships, monitor line availability and ensure funding capacity is maintained through ongoing use of lines and markets.

Risk limits and triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by and reported monthly to oversight committees and the Santander UK Board.

Financial adaptability (unaudited)

Santander UK also considers its ability to take effective action to alter the amounts and timing of cash flows so that it can respond to unexpected needs or opportunities. In determining its financial adaptability, Santander UK has considered its ability to:

•	Obtain new sources of finance;

•	Obtain financial support from other Banco Santander group companies; and

•	Continue in business by making reductions in operations or using alternative resources.

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

The Santander UK Board’s Liquidity Risk Appetite statement is set in the context of principles of liquidity management, by which Santander UK chooses to manage its balance sheet, and the desire to meet or exceed regulatory requirements. The liquidity management principles include:

•	Implementation of a funding structure that is consistent with the composition of the asset base;

•

Maintenance of an appropriate retail deposit base by attracting stable deposits whilst avoiding over reliance on balances for products that have shown a propensity in the past to instability at times of stress;

•	Well-balanced growth of assets and liabilities;

•	Implementation of a funding strategy that:

• avoids excessive reliance on short-term wholesale funding;

• attracts sustainable commercial deposits;

• provides effective diversification in the sources, products and tenor of funding; and

• complies with internal encumbrance policy;

•	Use of short-term funding to manage short-term commitments and volatility in funding; and

•	Use of long-term funding to provide diversification, manage the liquidity structure of the balance sheet and support liquid resources.

The Liquidity Risk Appetite has been recommended by the Santander UK CEO and approved by the Santander UK Board, under advice from the Santander UK Board Risk Committee. The Liquidity Risk Appetite, within the context of the overall Risk Appetite, is reviewed and approved by the Santander UK Board at least annually or more frequently if necessary (e.g. in the case of significant methodological or business change). This is designed to ensure that the Liquidity Risk Appetite will continue to be consistent with Santander UK’s current and planned business activities.

The Santander UK CEO, under advice from the Santander UK Board Risk Committee, approves more detailed allocation of liquidity risk limits. The Santander UK CRO, supported by the Risk Division (including the Santander UK CRMO and the Santander UK Director of Liquidity and Banking Market Risk), is responsible for monitoring the ongoing compliance with the liquidity risk appetite.

In addition to the Liquidity Risk Appetite, Santander UK also complies with regulatory requirements set by the PRA, other regulatory bodies and Banco Santander group standards.

Abbey National Treasury Services plc 2014 Annual Report	69

Risk review

STRESS TESTING (unaudited)

A liquidity stress test framework is in place. This incorporates the current most plausible stress scenario approved as part of the Santander UK Liquidity Risk Appetite. The liquidity outflows that result from this stress test must, in accordance with the Risk Appetite, be fully covered with high quality liquid assets. The outcome of a series of other plausible but less likely stress tests must be covered with a combination of high quality liquid assets, other assets and management actions sanctioned at the appropriate level of governance. These stress tests are run independently by the Risk Division and are as follows:

ACTIVITY		DESCRIPTION
•	Santander UK Liquidity Risk Appetite stress	Comprehensive stress test considering all risk drivers applicable to Santander UK during an idiosyncratic shock experienced during a period of market-wide disruption which results in a loss of confidence in the brand.

•	Consolidated stress	A severe stress test considering all risk drivers applicable to Santander UK during a protracted period of combined idiosyncratic and market shock resulting in significant ratings actions, outflow of funds and disruption across all main funding markets.

•	US stress	Stress tests designed to examine the impact of a loss of US investor confidence materially affecting Santander UK’s ability to access US funding markets.

•	Acute retail stress	Stress tests examining the impact of a loss of retail depositor confidence, leading to significant and acute deposit outflows.

•	Slow bleed stress	Stress tests designed to examine the impact of a protracted leakage of deposits.

•	Wholesale stress	A stress test where a loss of corporate and wholesale customer confidence in Santander UK results in a protracted leakage of deposits.

•	Eurozone stress	A stress test to review the impact of a significant but not severe stress resulting from a deterioration in confidence in the eurozone.

•	Eurozone severe stress	A stress test considering a more extreme scenario where a significant deterioration in the eurozone economies has a knock-on (or contagion) effect to Santander UK, leading to severe liability outflows and rating agency action.

These stress tests are supplemented with sensitivity analysis and reverse stress testing for instantaneous liquidity shocks by each major liquidity risk driver to understand the impact on internal Liquidity Risk Appetite and regulatory liquidity metrics.

70	Abbey National Treasury Services plc 2014 Annual Report

Risk review

LIQUIDITY POOL

Santander UK holds, at all times, a portfolio of unencumbered liquid assets to mitigate liquidity risk. The size and composition of this portfolio is determined by Santander UK’s Liquidity Risk Appetite and regulatory requirements.

Eligible liquidity pool

The table below shows the geographical distribution of the carrying value of the eligible liquidity pool held by the ANTS group and additional liquid assets held by the rest of the Santander UK group (to which the ANTS group has access through the cross guarantee and Defined Liquidity Group arrangements described above) at 31 December 2014 and 2013:

	Held by the ANTS group							Held elsewhere in Santander UK
2014	UK £bn	USA £bn	EEA £bn		Other £bn		Total £bn	UK £bn	USA £bn	EEA £bn		Other £bn	Total £bn
Cash and deposits with central banks	—	4.4	—		—		4.4	18.1	—	—		—	18.1
Government bonds(5)	5.3	3.2	0.1	(1)	0.1	(2)	8.7	3.9	—	0.5	(1)	—	4.4
Supranational bonds and multilateral development banks(6)	—	—	—		—		—	—	0.5	0.5		—	1.0
Covered bonds(7)	—	—	—		—		—	0.3	—	1.4		0.1	1.8
Asset-backed securities(8)	—	—	—		—		—	0.3	—	0.2		—	0.5
Corporate bonds(9)	—	—	—		—		—	—	—	—		—	—
Equities	0.4	—	0.1		0.1		0.6	—	—	—		—	—

Eligible liquidity pool	5.7	7.6	0.2		0.2		13.7	22.6	0.5	2.6		0.1	25.8

2013
Cash and deposits with central banks	—	4.9	—		—		4.9	21.1	—	—		—	21.1
Government bonds(5)	1.8	1.9	0.4	(3)	0.3	(4)	4.4	—	—	—		—	—
Supranational bonds and multilateral development banks(6)	—	—	—		—		—	—	—	0.1		—	0.1
Covered bonds(7)	—	—	—		—		—	0.4	—	0.9		—	1.3
Asset-backed securities(8)	—	—	—		—		—	0.1	—	—		—	0.1
Corporate bonds(9)	—	—	—		—		—	0.5	—	—		—	0.5
Equities	0.2	—	—		0.2		0.4	—	—	—		—	—

Eligible liquidity pool	2.0	6.8	0.4		0.5		9.7	22.1	—	1.0		—	23.1

(1)	Consists of Germany
(2)	Consists of Switzerland
(3)	Consists of Denmark, Germany and European Investment Bank
(4)	Consists of Japan and Canada
(5)	Consists of AAA rated bonds of £13.1bn (2013: £2.6bn) and AA+ to AA- rated bonds of £nil (2013: £1.8bn)
(6)	Consists of A- or above rated bonds of £1.0bn (2013: £0.1bn)
(7)	Consists of A- or above rated bonds of £1.8bn (2013: £1.3bn)
(8)	Consists of AA- or above rated bonds of £0.5bn (2013: £0.1bn)
(9)	Consists of A+ bonds of £nil (2013: £0.5bn))

The eligible liquidity pool consists of assets which, according to Santander UK’s interpretation at 31 December 2014, are eligible for inclusion in the Liquidity Coverage Ratio (‘LCR’) as high quality liquid assets. Key qualifying criteria are listed below:

•

Government bonds or government-guaranteed bonds but only where the issuer is a central government, central bank, local authority or a regional government of the European Economic Area and other sovereigns subject to minimum credit ratings;

•	Supranational bonds and multilateral development banks subject to minimum credit ratings;

•	Covered bonds subject to minimum credit ratings or RWAs, asset coverage levels, issue size and additional criteria regarding local regulation

•

Senior tranches of asset-backed securities including RMBSs issued by a European Economic Area country subject to minimum credit ratings, loan-to-value levels, residual weighted average lives and exposure levels

•	Corporate bonds subject to minimum credit ratings, maximum tenor on issuance and issuance size; and

•	Equity shares listed on major stock indices and subject to type of issuer and minimum price volatility levels.

Santander UK periodically tests the liquidity of the eligible liquidity pool it holds, in accordance with the PRA and Basel requirements to realise a proportion of these assets through repurchase or outright sale to the market. Santander UK ensures that the cumulative effect of its periodic realisation over any twelve month period is that a significant proportion of the assets in its eligible liquidity pool is realised.

In deciding on the precise composition of its eligible liquidity pool, Santander UK ensures that it tailors the contents of the portfolio to the needs of its business and the liquidity risk that it potentially faces. In particular, Santander UK ensures that it holds assets in its eligible liquidity pool which can be realised with the speed necessary to meet its liabilities as they fall due.

In addition to the eligible liquidity pool, Santander UK has access to other unencumbered assets which provide a source of contingent liquidity. A portion of these assets may be realised in a stress scenario to generate liquidity through either repurchase or outright sale to the market.

Liquidity developments in 2014 (unaudited)

2014 was characterised by steadily improving sentiment regarding the UK and US economies. Confidence in the eurozone economies has been slow to recover and remains volatile. In addition, overall investor sentiment continued to strengthen. A developing trend towards the search for enhanced yield and increased risk appetite was observed through the year.

During 2014, Santander UK benefited from low wholesale, unsecured and secured medium-term funding (‘MTF’) rates and increased confidence both in the UK banking sector and wider economic environment. This allowed a beneficial mix of MTF to be issued in line with funding plans.

Abbey National Treasury Services plc 2014 Annual Report	71

Risk review

Throughout 2014, Santander UK continued to maintain a strong liquidity position and a conservative balance sheet structure as well as robust risk management controls to monitor and manage the levels of the eligible liquidity pool and encumbrance. The eligible liquidity pool continued to significantly exceed wholesale funding of less than one year, with a coverage ratio of 171% at 31 December 2014 (2013: 155%). The change in the ratio (which is expected to be volatile due to the management of normal short term business commitments) was driven by an increase in eligible liquidity pool assets by £6.7bn to £39.5bn at 31 December 2014 (2013: £32.8bn) offset by an increase in wholesale funding with a residual maturity of less than one year of £1.9bn to £23.1bn at 31 December 2014 (2013: £21.2bn), due partly to the timing of secured funding maturities.

FUNDING STRATEGY AND STRUCTURE (unaudited)

Santander UK’s funding strategy continues to be based upon the maintenance of a conservatively structured balance sheet. The majority of Santander UK’s funding is sourced from customer deposits; the balance is sourced from a mix of secured and unsecured funding in wholesale markets. This strategy avoids an over-reliance on wholesale funds, both medium and short-term, whilst at the same time ensuring that sources of funding are not overly concentrated in relation to one particular product. Santander UK maintains checks and controls to limit the level of asset encumbrance from secured funding operations.

A key source of funding for Santander UK is its significant base of stable retail and corporate deposits. Santander UK leverages its large and diverse customer base to offer products that provide a long term sustainable source of funding through an emphasis on the building of long term relationships.

Behavioural maturities

The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly through short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Santander UK group across an extensive customer base, both numerically and by depositor type. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, whilst they may be repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of stress.

Santander UK models behaviour profiles using our experience of historical customer behaviour. These behavioural maturities are used to determine funds transfer pricing interest rates at which businesses are rewarded and charged for sources and uses of funds in connection with newly originated business prior to a customer contracting to an alternative product or service offered by Santander UK or by a competitor.

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

72	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Reconciliation of wholesale funding to the balance sheet

The table below shows ANTS’s primary wholesale funding sources, excluding short-term repurchase agreements, together with a reconciliation of wholesale funding to the balance sheet at 31 December 2014 and 2013.

31 December 2014		Balance sheet line item
	Funding analysis £bn	Deposits by banks £bn		Deposits by customers(2) £bn	Debt securities in issue £bn	Financial liabilities at fair value £bn	Trading liabilities £bn
Deposits by banks (non-customer deposits)	1.9	—		—	—	—	1.9
CDs and Commercial Paper	8.4	—		—	8.1	0.3	—
Senior unsecured - public benchmark	8.9	—		—	8.9	—	—
- privately placed	5.0	—		—	2.4	2.6	—
Covered bonds	17.8	—		—	17.8	—	—
Securitisation & Structured issuance	4.2	4.0		—	—	—	0.2

Total wholesale funding	46.2	4.0		—	37.2	2.9	2.1
Repos	8.4	—		—	—	—	8.4
Foreign exchange and hedge accounting	(0.4)	—		—	(0.4)	—	—
Other	18.2	13.4	(1)	—	—	—	4.8	(3)

Balance sheet total	72.4	17.4		—	36.8	2.9	15.3

31 December 2013		Balance sheet line item
	Funding analysis £bn	Deposits by banks £bn		Deposits by customers(2) £bn	Debt securities in issue £bn	Financial liabilities at fair value £bn	Trading liabilities £bn
Deposits by banks (non-customer deposits)	1.3	—		—	—	—	1.3
CDs and Commercial Paper	6.6	—		—	5.8	0.8	—
Senior unsecured - public benchmark	7.5	—		—	7.5	—	—
- privately placed	2.9	—		—	0.3	2.6	—
Covered bonds	17.0	—		—	17.0	—	—
Securitisation & Structured issuance	4.6	4.2		0.4	—	—	—

Total wholesale funding	39.9	4.2		0.4	30.6	3.4	1.3
Repos	12.9	—		—	—	—	12.9
Foreign exchange and hedge accounting	0.3	—		—	0.3	—	—
Other	123.6	116.5	(1)	—	—	—	7.1	(3)

Balance sheet total	176.7	120.7		0.4	30.9	3.4	21.3

(1)	Principally consists of amounts due to Santander UK subsidiaries, see Note 26 to the Consolidated Financial Statements. Also includes items in the course of transmission and other deposits.
(2)	Included in the balance sheet total of £4,523m (2013: £7,780m).
(3)	Consists of short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 28 to the Consolidated Financial Statements.

In addition to deposit and wholesale funding, Santander UK has access to the following UK Government schemes:

i) Funding for Lending Scheme (‘FLS’)

This Bank of England and HM Treasury scheme is designed to boost lending to UK households and non-financial companies, by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to the net lending to the UK non-financial sector over a specified period. The FLS allows participants to borrow UK Treasury bills in exchange for eligible collateral during a drawdown window. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

ii) Contingent Term Repo Facility (‘CTRF’)

The CTRF provides short-term liquidity to the market through monthly auctions and using eligible collateral as security. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

iii) Indexed Long-Term Repo (‘ILTR’)

These Bank of England operations are aimed at banks, building societies and broker-dealers with a predictable need for liquid assets. The Bank of England offers funds via an ILTR operation once each calendar month, normally with a six-month maturity. Participants are able to borrow using eligible collateral as security. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

Funding developments in 2014 (unaudited)

Our overall funding strategy is to develop and maintain a diversified funding base, which allows us access to a variety of funding sources. As part of this strategy, Santander UK raises funding in a number of currencies, including US dollars and euro, and converts these back into sterling to fund its commercial assets which are largely sterling denominated. Where Santander UK raises term funding in foreign currencies, cross currency matched swaps are used to convert the foreign currency into sterling.

In keeping with the pattern of new issuance in 2013, the focus of Santander UK’s new issuance in 2014 was in the unsecured markets. In total, we issued six public US dollar unsecured securities and one public euro unsecured security. In addition to the unsecured issuance, we issued residential mortgage-backed securities and two benchmark Sterling covered bonds, forms of financing that permit us to benefit from our prime UK mortgage assets. The improvement in market sentiment over the medium term continued in 2014. The wholesale funding markets that we operate in, whilst subject to some limited short term volatility, continued to be stable, offering us economically viable sources of funding. This stable market backdrop allowed Santander UK to continue to have a more balanced mix of wholesale unsecured and secured new issuance than in recent years. Overall, the cost of wholesale funding continued to fall due to the replacement of expensive MTF maturities with lower cost new issuance in the now more stable capital markets environment.

In 2014, Santander UK’s MTF issuance was £12.9bn (2013: £6.6bn). In June and December 2014, respectively, £500m and £300m of Perpetual Capital Securities were issued to Santander UK’s immediate parent holding company, which issued similar securities to Banco Santander, S.A. In addition, £2.2bn of Treasury bills were drawn under the FLS.

Abbey National Treasury Services plc 2014 Annual Report	73

Risk review

CAPITAL RISK (unaudited)

Santander UK (of which ANTS is a part) adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. This approach operates within the Santander UK Board-approved Risk Appetite, and takes into account the commercial environment in which ANTS operates, management’s strategy for each of its material risks and the potential impact of adverse scenarios and stresses on the capital position. Details of ANTS’s objectives, policies and processes for managing capital can be found in Note 42 to the Consolidated Financial Statements.

Capital risk is the risk of ANTS not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.

Whilst the Company and its parent Santander UK plc are part of the wider Banco Santander group, both the Company and Santander UK plc are incorporated in the UK, regulated by the PRA and do not benefit from guarantees from Banco Santander, S.A. and Santander UK plc operates as an autonomous subsidiary. As such, responsibility for the management, control and assurance of capital risk lies with the Santander UK Board, and the ANTS Board with respect to its own capital. The ANTS Board delegates day-to-day responsibility for capital risk to the ANTS CEO.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the ‘Capital Support Deed’) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of the PRA’s rules. Under the PRA’s rules, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. From January 1 2014, the applicable PRA rules were replaced by Article 113 (6) of CRR.

The Santander UK Capital Risk Framework (which ANTS has adopted), reviewed by the Santander UK Board annually, describes the high level arrangements for identifying, assessing, managing and reporting Santander UK capital risk.

CAPITAL RISK MANAGEMENT

The key elements of Santander UK’s capital management are:

APPROACH TO CAPITAL RISK
•	Strategic capital risk management where, in the form of an annual capital plan (contained within the Internal Capital Adequacy Assessment Process (‘ICAAP’)), the regulatory and internal capital requirements and capital resources are forecasted based on the medium term business plan. Alongside this capital plan, Santander UK stresses the capital requirements and resources using a suite of macroeconomic scenarios.

•	Short term, tactical capital risk management, where frequent monitoring and reporting against the capital plan is performed to detect where any deterioration or change in the planned business performance may impact the capital levels. Additionally, monthly monitoring of the economic assumptions used to create and stress the capital plan against economic reality is undertaken to detect potential deterioration in the capital levels.

•	Decisions on the allocation of capital resources are conducted as part of Santander UK’s strategic planning process based on the relative returns on capital using both economic and regulatory capital measures.

•	Santander UK also defines management actions in the event that an extremely severe period of stress threatens its viability and solvency. These include, but are not limited to: suspension of disbursements; divestment of assets; selective reduction in new business activity and capital issuances.

ANTS manages its capital based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. The regulatory capital position at 31 December 2014 is based on the CRD IV rules, which implement Basel III in the EU and came into force on 1 January 2014. Regulatory capital demand is quantified for credit, trading market, banking market, operational, pension obligation and securitisation risk in accordance with PRA requirements. Santander UK produces and shares with the PRA its Internal Capital Adequacy Assessment Process document, which informs the supervisory review and evaluation process by the PRA which can result in additional capital requirements.

Capital regulation developments in 2014 (unaudited)

The Bank of England, acting through the FPC, undertook a review of the leverage ratio during 2014, the results of which were published on 31 October 2014. It recommended that a minimum leverage ratio requirement should be set at 3%, with additional supplementary leverage and countercyclical leverage ratio buffers to be held. These buffers would be set equal to 35% of the risk-weighted systemic buffer and countercyclical buffer respectively. This framework will supersede the current supervisory expectation that a 3% leverage ratio is maintained.

The Basel Committee on Banking Supervision also produced a range of proposals for revisions to the capital treatment of trading book market risk, operational risk, credit risk standardised approaches and capital floors. These proposals have the potential to significantly impact the measurement of risk weighted assets (‘RWAs’) for these risk types. In addition, the European Banking Authority is continuing to develop and finalise a range of Regulatory Technical Standards which extend the CRD IV rules.

74	Abbey National Treasury Services plc 2014 Annual Report

Risk review

OPERATIONAL RISK (unaudited)

Operational risk is the risk of direct, or indirect, loss to ANTS resulting from inadequate or failed internal processes, people and systems, or from external events. As operational risk is inherent in the processes ANTS operates, in order to provide services to customers and generate profit for investors, an objective of operational risk management is not to eliminate operational risk altogether, but to manage the risk within an acceptable level, taking into account the cost/benefits of risk optimisation. When operational risks materialise, they can have not only immediate financial consequences for ANTS, but also an effect on its business objectives, customer service and regulatory responsibilities. Examples of operational risks include fraud, process failures, system downtime or damage to assets due to fire or flood.

Operational Risk Framework

The Operational Risk Framework represents the operating model and explains how Santander UK (including ANTS) controls and manages its operational risks within the appetite agreed by the Santander UK Board and helps everyone understand their responsibilities. It is a core component of the overall Risk Framework and facilitates the ongoing identification, assessment, management and reporting of operational risk, to ensure that Santander UK (including ANTS) manages its risks at all times in line with its business objectives and within its risk appetite. Santander UK’s priority is to identify and optimise the risk of loss wherever appropriate, irrespective of whether losses have materialised. Measurement of the risk contributes to the establishment of priorities in operational risk management.

Operational risk management and tools

The following table sets out the key operational risk management tools:

KEY TOOLS	DESCRIPTION
• Scenario analysis

Santander UK (including ANTS) performs scenario analysis of the most significant operational risk exposures in the processes and activities within business areas. Each business area has a set of scenarios that is reviewed and refreshed on an annual basis, taking into account changes to the business’ risk profile, the operating environment of the business and potential breaches of the Risk Appetite. The analysis provides insight into low frequency, high impact events, and allows management to better understand the potential impacts and remediate issues by:

	•	Identifying the events that would cause most damage from a financial, regulatory or reputational perspective;

	•	Ensuring that remedial actions are taken where control and assurance around a scenario is not sufficient; and

	•	Facilitating the assessment of capital adequacy.

• Operational risk assessments	Business units identify and assess their operational risks to ensure they are being effectively managed and controlled, and aligned to Santander UK’s risk appetite with any actions prioritised.

• Key risk indicators and key control indicators

Key indicator performance is monitored against tolerances and trigger points that prompt an early warning to potential exposures, whilst the creation of mitigation strategies help address potential concerns. Indicator metrics are used to provide insight into Santander UK’s (including ANTS) changing risk profile and are also used to assess the performance of key controls.

• Loss data collection and incident management

Loss data capture and analysis processes exist to capture all operational risk loss events. The data is used to identify and correct control weaknesses using root cause analysis to identify emerging themes, prevent or reduce the impacts of recurrence, and inform risk and control assessments, scenario analysis and risk reporting. Escalation of single or aggregated events to senior management and appropriate committees is determined by threshold breaches.

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

Where appropriate, insurance products are utilised to complement existing risk mitigation measures.

Abbey National Treasury Services plc 2014 Annual Report	75

Risk review

Key risks

Santander UK (including ANTS) manages its key operational risks in the interests of all its stakeholders, responding to critical developments both within Santander UK and in the environment in which it operates. Risk events and any required changes to management controls are reported through the governance structure. These key risks are set out in the table below:

KEY RISKS	DESCRIPTION
• Cyber-attack

Cyber-attacks refer to the risks involving electronic storage, communication networks and infrastructure, and may fall under the general categories of cyber-crime, sabotage, data leakage or espionage. Cyber-attack methods and targets change rapidly and are increasing in frequency and sophistication. Santander UK works closely with other financial organisations, government bodies and security specialists to constantly review and improve operational resilience, share intelligence and deploy preventative measures in a timely manner, and continues to focus investment on technology and process control improvements and education programmes to reduce cyber risk and enhance data security.

• Supplier risk

Supplier risk is the risk of reductions in earnings and/or value, through financial or reputational loss associated with the failure of a service or goods provision by a third party organisation. Santander UK has arrangements with Banco Santander group companies (including the provision of IT infrastructure, software development and banking operations) and external outsourced service providers. A comprehensive supplier risk management and control policy applies to the management of all suppliers contracted by ANTS to provide services or goods. ANTS uses written service level agreements with these entities that include key service performance metrics. ANTS works closely with outsourced service providers via the application of appropriate processes and procedures designed to ensure the business resilience of critical services.

• Fraud risk

Fraud risk is the risk of reductions in earnings and/or value through activities such as theft, corruption, conspiracy, embezzlement, money laundering, bribery and extortion. ANTS has continued to invest in staff education and improved external and internal fraud detection and prevention systems, in order to counter the increasing threat of financial crime. The introduction of sophisticated internet fraud prevention solutions and use of mandatory identification numbers for payments has reduced the risk of fraudulent account takeovers by organised criminals, enhancing our customer identification protocols in a customer-friendly manner. The fraud prevention functions continually monitor emerging fraud trends and losses on a case-by-case basis. Action plans are formulated and tracked to ensure root causes have been identified and effective remediation conducted.

Capital and modelling

Santander UK (including ANTS) applies the standardised approach for Pillar 1 operational risk capital requirements. In addition, an internal model has been developed to assess the Pillar 2 capital requirements. In 2014, we further enhanced our approach to the statistical modelling of operational risk losses developing an improved engine which is now aligned with the CRD IV advanced measurement approach.

Operational risk developments in 2014 (unaudited)

A revised Operational Risk Framework was approved in January 2014. To support the delivery of this revised framework a phased Operational Risk Transformation Programme (‘ORTP’) running through to 2016 has been developed. Included within the ORTP are significant developments in the key components of Operational Risk Assessments, scenario analysis, key risk indicator monitoring, change assessments and loss/incident data collection, all of which build on the work undertaken during the Santander UK-wide cultural risk change initiative programmes to strengthen and further embed a risk management culture. The key operational risk indicators, defined as part of Santander UK Operational Risk Appetite, are monitored on a monthly basis and escalated to the Santander UK Board Risk Committee when they exceed certain pre-agreed thresholds.

76	Abbey National Treasury Services plc 2014 Annual Report

Risk review

CONDUCT RISK (unaudited)

Conduct risk is the risk that ANTS’s decisions and behaviours lead to a detriment or poor outcomes for our customers and that the ANTS group fails to hold to and maintain high standards of market integrity. As part of this risk definition, the following sub-types have been identified:

KEY RISKS	DEFINITION
• Product risk	The risk that ANTS puts on sale products and services that do not meet customer needs.

• Sales risk	The risk that ANTS sells unsuitable products and services to customers or provides insufficient information to allow customers to make an informed decision.

• Post sales & servicing risk	The risk that ANTS does not:
• have robust processes and systems, resulting in poor customer outcomes;
• communicate properly with its customers after-sale and creates unreasonable barriers for customers; or
• work appropriately with customers in financial difficulty resulting in poor and/or unsustainable outcomes.

• Culture risk	The risk that ANTS does not sustain a culture where success is achieved by being Simple, Personal, and Fair to its customers.

ANTS also aligns these sub-types under the operational risk category ‘Clients, Product & Business Practices’.

Santander UK (including ANTS) considers conduct risk to be a primary risk type and takes a forward-looking approach to managing the risk in alignment with the Conduct Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework and Operational Risk Framework, which include the core principles of risk management and control activities.

The Conduct Risk Framework defines the overriding principles and responsibilities for the identification, assessment, management, and reporting of conduct risk. It is the operation of, and outputs from, these risk management activities that enable Santander UK to manage conduct risk exposures. Business units are required to manage their activities in accordance with the principles and guidelines set out in the Conduct Risk Framework, together with those detailed in the Santander UK Risk and Operational Risk Frameworks.

Key business decisions, including product approval, business strategy developments and conduct related remediation programmes are monitored and reported through formal governance committees.

APPROACH TO CONDUCT RISK

•

ANTS takes a robust and pro-active approach to managing conduct risk in accordance with the Santander UK Conduct Risk Framework and has embedded the key principles necessary for managing conduct risk effectively in its strategy of being Simple, Personal and Fair to its customers. The approach is supported by ‘the Santander Way’, a cultural programme which defines the values that are expected throughout the organisation.

•

In line with other banks, Santander UK (including ANTS) has undertaken a series of activities to enhance the management of its conduct risks, which culminated in the Santander UK Conduct Risk Programme. This has focused on the development of four key elements: Risk Framework and Policy, Products, Governance and Reporting, and Culture. Changes have been made to specific business processes, as well as to the way the business considers, manages and reports conduct risks. In particular, enhancements continue to be made to the product governance and underlying sales processes to ensure that new products are appropriately designed and sold, with risks of customer detriment having been considered and mitigated prior to launch.

•	The Santander UK conduct risk appetite defines the type and level of:

•	Inherent conduct risk (Low – Medium) that Santander UK (including ANTS) is willing and able to accept in the pursuit of its strategic objectives, as expressed in business plans;

•	Residual conduct risk (Minimal) that Santander UK (including ANTS) is willing to tolerate in the pursuit of its strategic objectives; and

•	The principles of business that Santander UK (including ANTS) will adopt in order to manage its business to a minimal tolerance for the residual risk.

The Santander UK Conduct Risk Appetite is accompanied by an inherent conduct risk matrix, which articulates the business model features associated to different level of inherent conduct risk.

Conduct risk developments in 2014 (unaudited)

During 2014, the Santander UK Conduct Risk Strategy programme strengthened the Santander UK Conduct Risk Management Framework through enhanced reporting and monitoring, and clearer consideration of conduct risk in material business decisions. Work continues to embed this framework in the business.

Abbey National Treasury Services plc 2014 Annual Report	77

Risk review

REGULATORY RISK (unaudited)

Regulatory risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules. ANTS seeks to ensure it fully meets all its regulatory obligations. Regulatory risk arises principally from the potential non-adherence to specific regulations and the requirements of the following regulators and their rules and guidance:

•	FCA, including Anti-Money Laundering and Anti-Bribery Regulations;

•	PRA;

•	Information Commission Officer;

•	Lending Standards Board;

•	Financial Ombudsman Service (‘FOS’);

•	Advertising Standards Authority;

•	Competition and Markets Authority (‘CMA’);

•	Finance and Leasing Association; and

•	Payment Systems Regulator.

APPROACH TO REGULATORY RISK
•

Santander UK (including ANTS) takes compliance with regulatory requirements seriously and manages its arrangements in accordance with the Santander UK Regulatory Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework and Operational Risk Framework, which include the core principles of risk management and control activities.

•

The Santander UK Regulatory Risk Framework defines the overriding principles and responsibilities for the identification, assessment, management, and reporting of regulatory risk. It is the operation of, and outputs from, these risk management activities that enables Santander UK to manage regulatory risk exposures.

•

All Business Units are expected to manage their team activities and processes in accordance with the principles and guidelines in the Santander UK Regulatory Risk Framework, the Santander UK Risk Framework and the Santander UK Operational Risk Framework.

•

Key regulatory developments are monitored and reported through formal governance committees. Reporting captures all material regulatory reviews and investigations and upstream regulatory developments, as well as tracking the status of, and trends in key regulatory relationships.

Regulatory risk developments in 2014 (unaudited)

There are a number of legislative and regulatory developments both in the UK and abroad going through consultation and implementation processes, which may impact ANTS’s approach to regulatory risk. Key developments at varying stages of the UK regulatory consultation process which are expected to have a significant impact include the implementation of ring-fencing and new accountability regimes (senior managers and certification regimes) following the passing of the Banking Reform Act in 2013.

In addition, there were a number of UK regulatory developments in 2014. The most significant were the implementation of the Mortgage Market Review and the transfer of consumer credit regulation from the OFT to the FCA, both of which became effective in April 2014. Santander UK (including ANTS) managed these changes and has in a place a robust approach to identifying, assessing, managing and reporting any additional risks emerging from the new requirements.

Further information on regulatory developments is set out in ‘Risk Factors’ section.

78	Abbey National Treasury Services plc 2014 Annual Report

Risk review

LEGAL RISK (unaudited)

Legal risk is the risk of an impact arising from legal deficiencies in Santander UK’s (including ANTS’s) contracts, its failure to take appropriate measures to protect its assets, its failure to manage legal disputes appropriately or its failure to assess or implement the requirements of a change in law.

Legal risk arises from the following main sources:

•	Documentation used for our customer business: inadequate, incomplete or inaccurate documentation may not protect the interests of either Santander UK or our customers;

•

Failure to ensure that Santander UK’s security interests are registered: a failure to properly register a legal charge, such as a mortgage, or other security interest, will leave Santander UK exposed; and

•	The pace of regulatory change: which may result in failure to be compliant with new laws in their entirety on the date they come into force.

APPROACH TO LEGAL RISK
•

Santander UK (including ANTS) takes a robust approach to managing legal risk in accordance with the Legal Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework, which includes the core principles of risk management and control activities.

•

The Santander UK Legal Risk Framework defines the overriding principles and responsibilities for the identification, assessment, management, and reporting of legal risk. It is the operation of, and outputs from, these risk management activities that enables Santander UK to manage legal risk exposures within the tolerances outlined in the Santander UK Risk Appetite statement.

•

All Business Units are expected to manage their team activities and processes in accordance with the principles and guidelines in the Santander UK Legal Risk Framework, the Santander UK Risk Framework and the Santander UK Operational Risk Framework.

Santander UK (including ANTS) continues to monitor, assess and respond to developments concerning legal requirements intended to prevent future financial crises or otherwise assure the stability of financial institutions.

Legal risk developments in 2014 (unaudited)

Effective management of legal risk continued and was expanded throughout 2014 as it remained a key area of focus. The scale and pace of regulatory change continued to be a challenge together with other related changes in the law. As noted under regulatory risk, key regulatory developments were regularly identified, assessed, managed and reported in line with Santander UK’s Risk Framework. The key risk indicator of ‘aggregated value at risk of all managed legal claims’ remained stable during the year, at a level well below the threshold triggers and represented a significant reduction on the average 2013 levels.

Abbey National Treasury Services plc 2014 Annual Report	79

Risk review

STRATEGIC RISK (unaudited)

Strategic risk is the risk of not achieving the strategic business plan due to strategic decisions taken or the inability to respond to changes in the business environment.

Strategic risk can conceptually arise from the following main sources:

•	An incomplete evidence base on which to base our decisions regarding the current and future operating conditions including the macroeconomic and regulatory environment, changing customer expectations, actions by competitors, and rapid technological change.

•	A partial view of our own capabilities, positioning in the market place, and / or of our ability to implement our chosen strategy

Effective management of strategic risk is central to ANTS maintaining its market share, revenues and returns to our shareholders.

APPROACH TO STRATEGIC RISK
•	Key risks are discussed and managed on a regular basis through Santander UK’s governance structure including the Santander UK Executive Committee and Santander UK Board, the Santander UK Board Risk Committee and the Santander UK Executive Risk Committee. As part of this, management assesses relevant information across the whole business which may highlight either risks to the implementation of Santander UK’s (including ANTS) strategy.

•	There is a detailed planning cycle centred on three year financial plans, performed once a year. It sets out Santander UK’s objectives in detailed plans which also take account of the likely business and regulatory environment, and are subject to business plan testing to ensure that Santander UK stays within its Risk Appetite. As part of this process, we also conduct deep dives into specific business areas where appropriate to articulate and define our strategy in this particular area and determine how it relates to Santander UK’s (including ANTS) wider strategy.

•	We strive to reduce risks by having a clear strategic framework in place (for more detail please refer to the Strategic Report). This framework maps our principal stakeholders (Employees, Customers, Shareholders and Communities) and measures our progress towards Santander UK’s goal of becoming the best bank for our stakeholders. We aim to achieve this through the ‘Santander Way’, which centres on building a bank that is simple, personal and fair in how it treats its people, cares for its customers, serves its shareholders and supports its communities.

•	Santander UK has developed specific targets and key performance indicators (‘KPIs’) that underpin this framework and help measure our progress against our strategic priorities. Santander UK management reviews the KPIs and tracks their performance against clear targets at a Santander group level, and routinely reports on how Santander UK performs against them. Deviations from expected values or targets are analysed to ascertain the underlying causes and explore potential mitigants. We also monitor a wide range of external economic and market metrics and reporting, and internal financial, regulatory and business measures to track changes in the operating environment and our business performance.

Strategic risk developments in 2014 (unaudited)

Risks to banks’ strategies continued in 2014, as factors such as regulatory, economic and to some degree political uncertainty, technological change and the emergence of new bank business models challenged the industry. Regulatory initiatives including the implementation of UK bank ‘ring-fencing’ legislation, the recently announced market investigation by the Competition and Markets Authority, and other macro-prudential, micro-prudential and conduct-related announcements continued to affect banks’ operating environment.

During 2014, we made continued progress towards achieving our strategic objectives. Santander UK’s strategic model, with its customer focus and low risk approach, helps us respond to the above challenges and meet our strategic goals.

80	Abbey National Treasury Services plc 2014 Annual Report

Risk review

REPUTATIONAL RISK (unaudited)

Reputational risk is the risk of brand damage and potential financial loss if ANTS fails to meet stakeholders’ expectations of its conduct and performance. Stakeholders include colleagues, customers, clients, shareholders, investors, rating agencies, regulators, media, special interest and consumer groups, and the general public. Reputational risk encompasses negative reaction not only to activities which may be illegal or against regulations, but also to activities that may not be fully aligned to society’s standards, values and expectations.

Reputational risk arises from a wide variety of causes, including:

•	How we conduct our customer business: and the way in which clients to whom we provide financial services, and bodies who represent ANTS, conduct themselves.

•	Failures in corporate governance or management: past, present or potential non-performance or non-compliance.

•

How we conduct our business or how business activities are conducted in the banking and financial industry: the actual or perceived manner in which ANTS or other participants in the financial services industry conduct themselves.

APPROACH TO REPUTATIONAL RISK
•

ANTS rigorously manages risks that may affect its reputation and which may in turn detract from its ability to achieve its strategic objectives. Reputational considerations are built into all the key risk and issue assessment tools, and the governance structure provides the vehicle through which these considerations are addressed.

•	Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard Santander UK’s reputation are established by the Santander UK Board and its committees.

•

Reputational risk is managed by every member of staff and is covered by policies and guidelines. There is a clear structure of committees and individuals charged with mitigating reputational risk, with the objective of ensuring that all decision-making includes an evaluation of the reputational risk and that, where material risk is identified, it is managed at the appropriate level of seniority and in a timely way.

•

Every member of ANTS staff is responsible for managing the reputational risk associated with their decisions and actions. The implementation of Simple, Personal, Fair: The Santander Way, which is Santander UK’s framework for how we do business, encourages colleagues to speak up if they encounter decisions or behaviours which are not in keeping with Santander UK’s purpose and values, and promotes a more open culture conducive to the identification, assessment, management and reporting of risks.

•

Reputational risks can also arise from environmental, social and governance issues, as a consequence of operational risk events and as a result of employees acting in a manner inconsistent with Santander UK’s (including ANTS’s) values. Reputational risk may also cause damage to ANTS’s image, through association with clients, their transactions or projects if these are perceived by external stakeholders to be socially, ethically or environmentally damaging. As part of the Banco Santander group, we comply with the Equator Principles (see www.equator-principles.com), factoring social, ethical and environmental impacts into our risk analysis and financial decision-making process.

ANTS regularly reviews its policies and procedures for safeguarding against reputational risk. This is an evolutionary process which takes account of industry guidance, best practice and society’s expectations.

Reputational risk developments in 2014 (unaudited)

During 2014, Santander UK (including ANTS) undertook a range of initiatives to strengthen governance and drive positive cultural change through the organisation. Governance around the management of reputational risk was enhanced to promote such a consistent approach and a risk-aware culture across Santander UK (including ANTS), including a substantial increase in resources and investment allocated to the Compliance Division, as well as an increase in dedicated resources in the Risk Division. This was supported more widely across Santander UK by the continued roll-out of Simple, Personal, Fair – The Santander Way.

Abbey National Treasury Services plc 2014 Annual Report	81

Risk review

MODEL RISK (unaudited)

Model risk is the risk of loss arising from decisions mainly based on results of models, due to errors in the design, application or usage of such models. Model risk arises from the following main sources:

•	Modelling limitations: Limitations or approximations in the modelling techniques that have been employed. This risk is mitigated by the appropriate control environment and model governance.

•	Potential inappropriate use of a model: This is considered as an operational risk scenario.

APPROACH TO MODEL RISK

•

ANTS mitigates model risk through a control environment and governance protocol that manages models throughout their lifecycle. The key elements of this control environment are included in management policies and procedures, and include:

•	The collation and maintenance of a central model inventory;

•	The assignment of a materiality for each model in the model inventory – an assessment of the relative criticality of the model to the organisation;

•	The identification of key model stakeholders (owners, developers and independent reviewers) and assignment of their associated responsibilities;

•

The establishment of a robust governance protocol to manage model risk and to act as the single approval body for model developments and enhancements as well as the tracking of model performance, model-related actions and issues, and agreement and prioritisation of development plans;

•	The inclusion of model risk updates at the appropriate fora and committee levels including risk metrics in the Risk Appetite statement; and

•	The inclusion of a model performance escalation process via which senior management and/or committees can be informed of any significant deterioration in a given model’s performance.

•

A specialised independent model validation unit reviews models and helps ensure that appropriate rigour is deployed in the independent review process, to help further mitigate model risk. Typical validations incorporate not only the core model methodology but a wider range of investigations, including checks on data (quality, reliability, and coverage), use of the model, control environment, technology deployed, surrounding documentation, sensitivities, assumptions and boundaries. The output from validations is regularly presented to the appropriate committees.

Model risk developments in 2014 (unaudited)

During 2014, Santander UK (including ANTS) reviewed and strengthened its approach and governance of model risk management across the Risk division. This is planned to be extended into other divisions during 2015.

82	Abbey National Treasury Services plc 2014 Annual Report

Risk review

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

The country risk tables below show the ANTS group’s exposures to central and local governments, government guaranteed counterparties, banks, other financial institutions and corporate customers at 31 December 2014 and 2013. Total exposures consist of the total of balance sheet values and off-balance sheet values. Balance sheet values are calculated in accordance with IFRS (i.e. after the effect of netting agreements recognised in accordance with the requirements of IFRS), except for credit provisions which have been added back. Off balance sheet values consist of undrawn facilities and letters of credit.

The country of exposure has been assigned based on the counterparty’s country of incorporation except where the ANTS group is aware that a guarantee is in place, in which case the country of incorporation of the guarantor has been used. The exposures are presented by type of counterparty other than where the specific exposures have been guaranteed by a sovereign counterparty in which case they are presented within the ‘Government guaranteed’ category.

Given the ongoing interest in eurozone economies, disclosures relating to those economies are presented first and highlighted separately.

The tables exclude credit risk exposures to other Santander UK group companies and other Banco Santander group companies, which are presented separately in the ‘Balances with other Santander UK group companies’ and ‘Balances with other Banco Santander group companies’ sections.

31 December 2014	Central and local governments £bn	Government guaranteed £bn	Banks (2) £bn	Other financial institutions £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Portugal	—	—	—	—	—	—
Ireland	—	—	—	—	0.3	0.3
Italy	0.9	—	0.1	—	—	1.0
Spain (excluding Santander)	—	—	0.2	—	—	0.2
Greece	—	—	—	—	—	—
Other eurozone countries:
Germany	0.2	—	1.5	—	0.3	2.0
France	—	0.4	1.7	—	—	2.1
All other eurozone(3)	—	—	0.3	—	1.1	1.4

	1.1	0.4	3.8	—	1.7	7.0

All other countries:
UK	3.4	0.4	9.1	4.6	28.2	45.7
US	4.7	0.2	9.6	1.0	0.1	15.6
Switzerland	0.7	—	0.4	—	—	1.1
Denmark	0.3	—	0.1	—	0.2	0.6
Japan	3.8	—	0.1	0.1	1.1	5.1
All others(4)	—	—	0.5	0.1	1.9	2.5

	12.9	0.6	19.8	5.8	31.5	70.6

Total	14.0	1.0	23.6	5.8	33.2	77.6

(1)

Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes balances with central banks.
(3)	Consists of Luxembourg, Netherlands, Belgium and Finland, as well as Cyprus of £nil.
(4)	Includes Russia of £nil and Ukraine of £nil.

Abbey National Treasury Services plc 2014 Annual Report	83

Risk review

31 December 2013	Central and local governments £bn	Government guaranteed £bn	Banks (2) £bn	Other financial institutions £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Portugal	—	—	—	—	0.1	0.1
Ireland	—	—	—	—	0.1	0.1
Italy	0.8	—	0.1	—	0.1	1.0
Spain (excluding Santander)	—	—	0.1	—	—	0.1
Greece	—	—	—	—	—	—
Other eurozone countries:
Germany	—	—	1.5	—	0.1	1.6
France	—	0.4	1.6	—	—	2.0
All other eurozone(3)	0.1	0.2	1.0	—	1.2	2.5

	0.9	0.6	4.3	—	1.6	7.4

All other countries:
UK	3.7	0.4	10.2	4.9	25.4	44.6
US	5.3	—	8.1	0.1	0.1	13.6
Switzerland	0.5	—	1.0	—	0.1	1.6
Denmark	—	—	1.4	—	—	1.4
Japan	3.8	—	0.1	—	0.1	4.0
All others(4)	—	—	0.4	0.1	1.5	2.0

	13.3	0.4	21.2	5.1	27.2	67.2

Total	14.2	1.0	25.5	5.1	28.8	74.6

(1)

Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes balances with central banks.
(3)	Consists of Luxembourg, Netherlands, Belgium and Finland, as well as Cyprus of £nil.
(4)	Includes Russia of £nil and Ukraine of £nil.

2014 compared to 2013 (unaudited)

Key changes in sovereign and other country risk exposures during the year ended 31 December 2014 were as follows:

•	An increase of £1.1bn in exposure to the UK to £45.7bn (2013: £44.6bn). This was largely due to an increase in commitments and undrawn facilities with corporate customers.

•

An increase of £2.0bn in exposure to the US to £15.6bn (2013: £13.6bn). This was primarily due to increased securities purchased under resale activity partially offset by a decrease in deposits at the US Federal Reserve as part of normal liquid asset portfolio management activity.

•	A decrease of £0.5bn in exposure to Switzerland to £1.1bn (2013: £1.6bn). This was due to lower gross derivative exposures.

•

An increase of £0.4bn in exposure to Germany to £2.0bn (2013: £1.6bn). This was due to increased securities purchased under resale activity and increased trading assets held at fair value with corporate customers.

•	An increase of £1.1bn in exposure to Japan to £5.1bn (2013: £4.0bn). This was primarily due to increased securities purchased under resale activity.

•	A decrease of £0.8bn in exposures to Denmark to £0.6bn (2013: £1.4bn). This was principally due to the disposal of securities purchased under resale activity and reduced corporate facilities provided.

•	Movements in remaining country risk exposures were minimal and exposures to these countries remained at low levels.

84	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Further analysis of sovereign debt and other country risk exposures, including peripheral eurozone exposures

Presented below for sovereign debt and other country risk exposures is additional analysis of exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet.

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

The ANTS group has made no reclassifications to/from the assets which are held at fair value from/to any other category.

Sovereign debt

	Assets held at amortised cost			Assets held at fair value
31 December 2014	Central and local governments £bn	Government guaranteed £bn	Total £bn	Central and local governments £bn	Government guaranteed £bn	Total £bn	Total balance sheet asset £bn	Commitments and undrawn facilities £bn	Total £bn
Eurozone countries:
France	—	—	—	—	0.4	0.4	0.4	—	0.4
Italy	—	—	—	0.9	—	0.9	0.9	—	0.9
Germany	—	—	—	0.2	—	0.2	0.2	—	0.2
All other eurozone	—	—	—	—	—	—	—	—	—

	—	—	—	1.1	0.4	1.5	1.5	—	1.5

All other countries:
UK	—	—	—	3.4	0.4	3.8	3.8	—	3.8
Japan	—	—	—	3.8	—	3.8	3.8	—	3.8
US	4.4	—	4.4	0.3	0.2	0.5	4.9	—	4.9
Switzerland	—	—	—	0.7	—	0.7	0.7	—	0.7
Denmark	—	—	—	0.3	—	0.3	0.3	—	0.3

	4.4	—	4.4	8.5	0.6	9.1	13.5	—	13.5

	Assets held at amortised cost			Assets held at fair value
31 December 2013	Central and local governments £bn	Government guaranteed £bn	Total £bn	Central and local governments £bn	Government guaranteed £bn	Total £bn	Total Balance sheet asset £bn	Commitments and undrawn facilities £bn	Total £bn
Eurozone countries:
France	—	—	—	—	0.4	0.4	0.4	—	0.4
Italy	—	—	—	0.8	—	0.8	0.8	—	0.8
Germany	—	—	—	—	—	—	—	—	—
All other eurozone	—	—	—	0.1	0.2	0.3	0.3	—	0.3

	—	—	—	0.9	0.6	1.5	1.5	—	1.5

All other countries:
UK	—	—	—	3.7	0.4	4.1	4.1	—	4.1
Japan	—	—	—	3.8	—	3.8	3.8	—	3.8
US	4.9	—	4.9	0.4	—	0.4	5.3	—	5.3
Switzerland	—	—	—	0.5	—	0.5	0.5	—	0.5
Denmark	—	—	—	—	—	—	—	—	—

	4.9	—	4.9	8.4	0.4	8.8	13.7	—	13.7

The ANTS group has no direct sovereign exposures to any other countries. The ANTS group has not recognised any impairment losses against sovereign debt which is held at amortised cost. The ANTS group has no exposures to credit default swaps (either written or purchased) which are directly referenced to sovereign debt or other instruments that are directly referenced to sovereign debt.

Abbey National Treasury Services plc 2014 Annual Report	85

Risk review

Other country risk exposures(1)

	Assets held at amortised cost				Assets held at fair value(2)
31 December 2014	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total balance sheet asset £bn	Commitments and undrawn facilities £bn(3)	Total £bn
Eurozone:
Peripheral eurozone countries:
Spain	—	—	—	—	0.2	—	—	0.2	0.2	—	0.2
Ireland	—	—	0.1	0.1	—	—	0.1	0.1	0.2	0.1	0.3
Italy	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Portugal	—	—	—	—	—	—	—	—	—	—	—
Other eurozone countries:									—
Germany	—	—	0.1	0.1	1.5	—	0.2	1.7	1.8	—	1.8
France	—	—	—	—	1.7	—	—	1.7	1.7	—	1.7
Other	—	—	0.3	0.3	0.3	—	0.1	0.4	0.7	0.7	1.4

	—	—	0.5	0.5	3.8	—	0.4	4.2	4.7	0.8	5.5

All other countries:
UK	0.7	0.4	11.4	12.5	8.4	3.8	6.4	18.6	31.1	10.8	41.9
US	0.7	—	—	0.7	8.9	1.0	—	9.9	10.6	0.1	10.7
Switzerland	—	—	—	—	0.4	—	—	0.4	0.4	—	0.4
Denmark	—	—	—	—	0.1	—	—	0.1	0.1	0.2	0.3
Japan	—	—	—	—	0.1	0.1	1.1	1.3	1.3	—	1.3
Other	—	0.1	1.1	1.2	0.5	—	0.2	0.7	1.9	0.6	2.5

	1.4	0.5	12.5	14.4	18.4	4.9	7.7	31.0	45.4	11.7	57.1

(1)	Excluding other Banco Santander group companies.
(2)

The assets held at fair value were presented as either trading assets or designated as held at fair value through profit or loss. The ANTS group did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described on the previous page.

(3)	Includes £12.1bn presented in Corporate and £0.4bn presented in Other financial institutions.

	Assets held at amortised cost				Assets held at fair value(2)
31 December 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total balance sheet asset £bn	Commitments and undrawn facilities £bn(3)	Total £bn
Eurozone:
Peripheral eurozone countries:
Spain	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Ireland	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Italy	—	—	0.1	0.1	0.1	—	—	0.1	0.2	—	0.2
Portugal	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Other eurozone countries:
Germany	0.1	—	0.1	0.2	1.4	—	—	1.4	1.6	—	1.6
France	—	—	—	—	1.6	—	—	1.6	1.6	—	1.6
Other	—	—	0.4	0.4	1.0	—	—	1.0	1.4	0.8	2.2

	0.1	—	0.8	0.9	4.2	—	—	4.2	5.1	0.8	5.9

All other countries:
UK	0.8	—	11.7	12.5	9.4	4.7	4.4	18.5	31.0	9.5	40.5
US	0.5	—	0.1	0.6	7.6	0.1	—	7.7	8.3	—	8.3
Switzerland	—	—	0.1	0.1	1.0	—	—	1.0	1.1	—	1.1
Denmark	—	—	—	—	1.4	—	—	1.4	1.4	—	1.4
Japan	—	—	—	—	0.1	—	0.1	0.2	0.2	—	0.2
Other	—	—	1.1	1.1	0.4	0.1	—	0.5	1.6	0.4	2.0

	1.3	—	13.0	14.3	19.9	4.9	4.5	29.3	43.6	9.9	53.5

(1)	Excluding other Banco Santander group companies.
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

Commitments and undrawn facilities principally consist of formal standby facilities and credit lines in the ANTS group’s Commercial Banking operations. A summary of the key terms and a maturity analysis of formal standby facilities, credit lines and other commitments are set out in Note 34 to the Consolidated Financial Statements.

Maturity analyses of the ANTS group’s assets held at amortised cost are set out in Note 40 to the Consolidated Financial Statements.

86	Abbey National Treasury Services plc 2014 Annual Report

Risk review

Peripheral eurozone countries

This section discusses ANTS’s direct exposure to peripheral eurozone countries at 31 December 2014 and 2013 by type of financial instrument. It excludes balances with other Santander UK group and other Banco Santander group companies which are presented separately below. This section also discusses our indirect exposures to peripheral eurozone countries

Direct and indirect risk exposures to peripheral eurozone countries arise primarily in the large corporate element of the portfolio via large multinational companies and financial institutions, which are monitored on a regular basis by the Wholesale Credit Risk Department as part of the overall risk management process. The corporate portfolio is mainly comprised of multinational UK companies which are considered to be geographically well diversified in terms of their assets, operations and profits. The remainder of the Commercial Banking portfolio is predominantly UK based with no material peripheral eurozone exposure. In addition, the risk is further mitigated by the fact that credit agreements are underpinned by both financial and non-financial covenants.

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

Direct exposures to peripheral eurozone countries

Balances with respect to Italy at 31 December 2014 comprised trading assets issued by central and local governments of £0.9bn (2013: £0.8bn); derivative assets issued by banks of £0.1bn (2013: £0.1bn) and loans and advances to corporate customers of £nil (2013: £0.1bn). Balances with respect to Spain at 31 December 2014 comprised derivative assets issued by banks of £0.2bn (2013: £0.1bn). Balances with respect to Ireland at 31 December 2014 comprised trading assets issued by corporate institutions of £0.1bn (2013: £nil), commitments and undrawn facilities with corporate customers of £0.1bn (2013: £nil) and loans and advances to corporate customers of £0.1bn (2013: £0.1bn). Balances with respect to Portugal at 31 December 2014 comprised of loans and advances to corporate customers of £nil (2013: £0.1bn).

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

Balances with other Santander UK group companies

The ANTS group enters into transactions with other Santander UK group companies in the ordinary course of business. ANTS provides treasury, corporate and wholesale banking services to the wider Santander UK group, of which ANTS is a significant part. ANTS is also the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group. Excluding the cross guarantee given on behalf of the Company’s parent, at 31 December 2014 and 2013 the ANTS group had gross balances with other Santander UK group companies as follows:

31 December 2014	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- UK	12.0	26.7	—	38.7

	12.0	26.7	—	38.7

Liabilities:
- UK	(13.4)	(1.9)	—	(15.3)
- Jersey	(2.2)	—	—	(2.2)
- Other < £100m	—	—	—	—

	(15.6)	(1.9)	—	(17.5)

31 December 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- UK	113.8	28.8	—	142.6

	113.8	28.8	—	142.6

Liabilities:
- UK	(115.5)	(3.3)	—	(118.8)
- Jersey	(2.5)	—	—	(2.5)
- Other < £100m	(0.1)	—	—	(0.1)

	(118.1)	(3.3)	—	(121.4)

Abbey National Treasury Services plc 2014 Annual Report	87

Risk review

The above balances with other Santander UK group companies at 31 December 2014 and 2013 principally arose from ANTS’s role as treasury support function for the Santander UK group.

As part of the banking reform programme, the intercompany funding arrangements between the Company and its immediate parent Santander UK plc have been amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and the Company rather than the gross funding requirements as previously. In preparation for this change, a rationalisation of the current booking model was carried out in 2014. Following this, the legal agreements between Santander UK plc and the Company were changed. As a result, only trades that generate the actual net funding requirement are reported. The effect of this change was to reduce intercompany balances between Santander UK plc and the Company by approximately £100bn.

The above activities are conducted in a manner that appropriately manages the credit risk arising against such other Santander UK group companies within limits acceptable to the PRA. The tables below further analyse the balances with other Santander UK group companies at 31 December 2014 and 2013 by type of financial instrument and country of the counterparty, including the additional mitigating impact of collateral repo arrangements which are accounted for off-balance sheet.

UK

31 December 2014	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Loans and advances	9.6	24.9	—	34.5

Repurchase agreements
- Asset balance - reverse repo	0.4	—	—	0.4

- Net repo asset	0.4	—	—	0.4

- Liability balance - repo	(1.0)	—	—	(1.0)

- Net repo	(1.0)	—	—	(1.0)

Net repurchase agreement position	(0.6)	—	—	(0.6)

Derivatives
- Derivative assets	2.0	1.8	—	3.8
- Derivative liabilities	(3.2)	(1.0)	—	(4.2)

Net derivatives position	(1.2)	0.8	—	(0.4)

Total assets, after the impact of collateral	7.8	25.7	—	33.5

Deposits by customers	—	(0.9)		(0.9)
Deposits by banks	(9.2)	—	—	(9.2)
Other liabilities	—	—	—	—

Total liabilities	(9.2)	(0.9)	—	(10.1)

Net balance	(1.4)	24.8	—	23.4

31 December 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Loans and advances	111.7	27.6	—	139.3

Repurchase agreements
- Asset balance - reverse repo	0.5	—	—	0.5

- Net repo asset	0.5	—	—	0.5

- Liability balance - repo	(1.0)	—	—	(1.0)

- Net repo	(1.0)	—	—	(1.0)

Net repurchase agreement position	(0.5)	—	—	(0.5)

Derivatives
- Derivative assets	1.6	1.2	—	2.8
- Derivative liabilities	(2.1)	(0.8)	—	(2.9)

Net derivatives position	(0.5)	0.4	—	(0.1)

Total assets, after the impact of collateral	110.7	28.0	—	138.7

Deposits by customers	—	(2.4)	—	(2.4)
Deposits by banks	(112.4)	—	—	(112.4)
Other liabilities	—	(0.1)	—	(0.1)

Total liabilities	(112.4)	(2.5)	—	(114.9)

Net balance	(1.7)	25.5	—	23.8

Other countries

Balances with respect to Jersey at 31 December 2014 comprised deposits by banks of £2.2bn (2013: £2.5bn).

88	Abbey National Treasury Services plc 2014 Annual Report

Risk review

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

These activities are conducted in a manner that appropriately manages the credit risk arising against such other Banco Santander group companies within limits acceptable to the PRA. At 31 December 2014 and 2013, the ANTS group had gross balances with other Banco Santander group companies outside the Santander UK group as follows:

31 December 2014	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	2.1	0.1	—	2.2
- Chile	0.2	—	—	0.2
- Ireland	0.1	—	—	0.1
- Norway	0.1	—	—	0.1
- Other < £100m Individually	0.1	0.1	—	0.2

	2.6	0.2	—	2.8

Liabilities:
- Spain	(2.3)	—	—	(2.3)
- Ireland	(0.1)	—	—	(0.1)
- Italy	(0.1)	—	—	(0.1)
- Chile	(0.2)	—	—	(0.2)
- Norway	(0.1)	—	—	(0.1)
- Other < £100m Individually	—	(0.1)	—	(0.1)

	(2.8)	(0.1)	—	(2.9)

31 December 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	2.2	0.1	—	2.3
- Chile	0.1	—	—	0.1
- Ireland	—	—	—	—
- Norway	—	—	—	—
- Other < £100m Individually	0.1	—	0.1	0.2

	2.4	0.1	0.1	2.6

Liabilities:
- Spain	(2.2)	(0.1)	—	(2.3)
- Ireland	—	—	—	—
- Italy	—	(0.2)	—	(0.2)
- Chile	(0.1)	—	—	(0.1)
- Norway	—	—	—	—
- Other < £100m Individually	(0.1)	—	—	(0.1)

	(2.4)	(0.3)	—	(2.7)

Redenomination risk (unaudited)

ANTS considers the total dissolution of the eurozone to be extremely unlikely and therefore believes widespread redenomination of its euro denominated assets and liabilities to be highly improbable. However, for contingency planning purposes it has analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that exit or dissolution would be implemented. It is not possible to predict what the total financial impact on ANTS might be of a eurozone member state exit or the dissolution of the euro.

The determination of which assets and liabilities would be legally redenominated is potentially complex and depends on a number of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. ANTS has already identified and is monitoring these risks and has taken steps to mitigate them and/or reduce ANTS’s overall exposure to losses that might arise in the event of a redenomination, which include reducing ANTS’s exposures and funding mismatches. As part of its objective of maintaining a diversified funding base, ANTS raises funding in a number of currencies, including euro, and converts these back into sterling, to fund its commercial assets which are largely sterling denominated.

ANTS’s net liability position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling for reasons set out above) arising in connection with contracts denominated in euro, amounted to net liabilities of £1.9bn at 31 December 2014 (2013: £0.5bn). This comprised debt securities (covered bonds) of £20.0bn (2013: £17.4bn) issued by ANTS as part of its medium term funding activities, net loans and advances of £15.8bn (2013: £13.6bn) to other Santander UK group companies (principally representing the on lending of these net funds to other Santander UK group companies), net repo liabilities of £2.8bn (2013: £2.7bn), other deposits of £7.8bn (2013: £nil), other loans and securities of £2.9bn (2013: £1.4bn), and related cross-currency swap assets of £10.0bn (2013: £4.6bn) which swap the resultant euro exposures back into sterling in order to ensure that assets and liabilities are currency matched in sterling.

Disclosures of ANTS’s exposure to individual eurozone countries and total exposures to counterparties in those countries, which amounts include any euro-denominated contracts with those counterparties, are set out on pages 82 to 88.

Abbey National Treasury Services plc 2014 Annual Report	89

Governance

Directors

BOARD OF DIRECTORS

EXECUTIVE DIRECTORS

Jacques Ripoll

Chief Executive Officer

Jacques Ripoll (age 49) is Chief Executive Officer of the Company and Head of Santander Global Banking & Markets, UK. He was appointed Executive Director of the Company on 11 September 2013. He is also a member of the Executive Committee of Santander UK plc. Jacques joined Santander from Société Générale, where he held a number of management positions spanning 20 years; the latest being the Head of Asset Management, Private Banking and Investor Services. Jacques was also a Member of Société Générale’s Group Executive Committee. At Société Générale, he also held the positions of Head of Group Corporate Strategy, Global Head of Sales & Trading (Non-US Equities) and Global Head of Equity Finance. Jacques was appointed Global Head of Global Banking & Markets Division at Banco Santander S.A. with effect from 1 January 2015 and will resign as Chief Executive Officer upon appointment of his successor.

David Green

Director

David Green (age 59) was appointed as an Executive Director of the Company on 28 February 2008. He is also Director of Finance Projects for Santander UK plc. David qualified as a Chartered Accountant with Touche Ross & Co (now Deloitte LLP) and then worked for First National Bank of Chicago, and Lloyds Bank before becoming Financial Controller and then Director of Finance and Operations for Guinness Mahon (1995-1998). David joined the Company in 1998 as Head of Financial Reporting.

John Hennessy

Director

John Hennessy (age 51) was appointed as an Executive Director of the Company on 23 July 2013. He is the Chief Risk Management Officer (Wholesale) for the Santander UK group. He is also a member of the Executive Committee of Santander UK plc. He joined Santander UK plc in 2006 as Chief Risk Officer (Wholesale) and prior to that worked for Banco Santander, S.A. in their New York Branch as Chief Risk Officer and in their Madrid office as Head of Credit, International.

Stephen Jones

Director

Stephen Jones (age 50) was appointed as an Executive Director of the Company on 30 August 2013 and is the Principal Financial Officer of the Company. He joined Santander UK plc in 2011 as Head of Strategy, Corporate Development & Regulatory Affairs and was subsequently appointed Chief Financial Officer. He has extensive financial services experience focussed on senior roles in Finance and Investor Relations. Previously he held a number of senior management positions at Barclays Bank plc including Head of Investor Relations, Head of Corporate Debt Capital Markets and Equity Capital Markets and Co-Head of Corporate Investment Banking, Barclays Capital EMEA.

Steve Pateman

Director

Steve Pateman (age 51) was appointed as an Executive Director of the Company on 3 June 2009. He is also responsible for UK Banking at Santander UK plc and has extensive financial services experience. Steve joined Santander UK plc in June 2008 as Head of UK Corporate and Commercial Banking and an Executive Committee member. Previously he worked at National Westminster Bank plc and The Royal Bank of Scotland plc where he had responsibility for Business Banking, Commercial Banking and Corporate Banking. Steve also worked on a variety of financings, restructurings, capital market and equity issues during his time in NatWest Markets, where he specialised in the leisure and retail sectors.

Antonio Roman

Director

Antonio Roman (age 47) was appointed as an Executive Director of the Company on 31 July 2014. He was also appointed Finance Director of Santander UK plc in July 2014 with responsibility for the management of interest risk, liquidity, funding, economics and investor relations. He is also a member of the Executive Committee of Santander UK plc. He obtained an MBA in Business Administration at Drake University (Iowa, USA) after graduating in Economics at Madrid’s Complutense University and began his career in the banking industry, specifically in retail business, financial control and financial management. He joined Banco Español de Crédito, S.A. (part of the Banco Santander, S.A. group) in 2011 as Head of Financial Management and an Executive Committee member.

90	Abbey National Treasury Services plc 2014 Annual Report

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

The Company is required to set out in this report a fair review of the ANTS UK group’s business and a description of the principal risks and uncertainties facing the ANTS group, including a balanced and comprehensive analysis of the development and performance of the business of the ANTS group during the year ended 31 December 2014 and of the position of the ANTS group at the end of the year. The information that fulfils this requirement can be found in the following sections of this Annual Report, which are incorporated into and form part of this Strategic Report.

Development and performance of the business during the year ended 31 December 2014

Information on the development and performance of the business of the ANTS group, principally at a consolidated level, is set out in the Financial Review.

Position of the ANTS group at 31 December 2014

Information on the position of the ANTS group is set out in the Financial Review.

Future outlook

The Company is expected to continue with its principal activity to provide treasury, corporate and wholesale banking services to clients and also to the wider Santander UK group of which ANTS is a significant part. It is also expected that ANTS will continue to act as the treasury support function for the Santander UK group.

Principal risks and uncertainties facing the ANTS group

Information on the principal risks and uncertainties facing the ANTS group is set out in:

•	The Risk Review by type of risk, including further analysis by business segment; and

•	Material risk factors are described in the Risk Factors section of the Shareholder Information.

When reading the Risk Review, the Risk Factors and the other sections of the Annual Report, reference should be made to the Forward-looking statements section of the Shareholder Information.

Key performance indicators

The directors of Santander UK plc manage the Santander UK group’s operations on a business division basis. As a result, the Company’s Directors believe that analysis using key performance indicators for the Company is not necessary or appropriate for an understanding of the development, performance or position of the Company. The development and performance of the business of the ANTS group, principally at a consolidated level, is set out in the Financial Review. The Key Performance Indicators of Santander UK plc can be found on pages 10 to 11 of its Annual Report, which do not form part of this report.

Environmental matters

The Company faces the same environmental risks as its immediate parent company, Santander UK plc, and therefore operates environmental policies in line with Santander UK. For further information on the Santander UK group’s environmental risks, policies and impact, refer to the Santander UK 2014 Annual Report.

Employee matters

Information on employee matters is set out in the ‘Directors’ Report’ section of the Governance report.

By Order of the Board

Jacques Ripoll

Director

27 February 2015

Abbey National Treasury Services plc 2014 Annual Report	91

Governance

Directors’ Report

INTRODUCTION

The Directors have pleasure in submitting their report together with the financial statements for Abbey National Treasury Services plc (the ‘Company’) company number 2338548, and its subsidiaries (together ‘ANTS’ or the ‘ANTS group’) for the year ended 31 December 2014.

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

CORPORATE STRUCTURE

The Company is a wholly-owned subsidiary of Santander UK plc, which is a subsidiary of Santander UK Group Holdings Limited which, in turn, is a wholly owned subsidiary of Banco Santander, S.A. The ordinary shares of the Company are not traded on the London Stock Exchange. Note 21 to the Consolidated Financial Statements provides a list of the principal subsidiaries of the Company, the nature of each subsidiary’s business and details of branches.

The structural relationship of ANTS and Santander UK with the Banco Santander group – the ‘subsidiary model’

The Banco Santander group operates a ‘subsidiary model’. This model involves autonomous units, such as Santander UK (of which ANTS is a part), operating in core markets, with each unit being responsible for its own liquidity, funding and capital management on an ongoing basis. The model is designed to minimise the risk to the Banco Santander group and all its units from problems arising elsewhere in the Banco Santander group. The subsidiary model means that Banco Santander, S.A. has no obligation to provide any liquidity, funding or capital assistance, although it enables Banco Santander, S.A. to take advantage selectively of opportunities. As a PRA regulated entity, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis.

Under the subsidiary model, Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this by relying on the strength of its own balance sheet and profitability and its own network of investors. Santander UK does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries) to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries).

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

BUSINESS REVIEW

Details of ANTS’s activities and business performance during 2014 are set out in the Strategic Report on page 90 and the Financial Review on pages 5 to 23.

PROFIT AND DIVIDENDS

The consolidated profit after tax for the year was £121m (2013: £164m). The Directors do not recommend the payment of a final dividend for 2014 (2013: £nil) on the ordinary shares in issue. An interim dividend of £nil (2013: £750m) was paid on the ordinary shares in issue during the year.

EVENTS AFTER THE BALANCE SHEET DATE

There were no events after the balance sheet date.

92	Abbey National Treasury Services plc 2014 Annual Report

Governance

Directors’ Report continued

SHARE CAPITAL

Details of the Company’s share capital, including the rights and restrictions that apply to each class of shares, can be found in Note 35 to the Consolidated Financial Statements which are incorporated by reference into this report. The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association and as determined by the UK Companies Act 2006.

RESEARCH AND DEVELOPMENT

ANTS has a comprehensive product approval process and policy and develops new products and services in each of its business divisions in the ordinary course of business. All new products, campaigns and business initiatives are reviewed and approved by Santander UK’s Product Approval and Oversight Committee.

FINANCIAL INSTRUMENTS

The ANTS group’s risks are managed on a group level by Santander UK plc. The financial risk management objectives and policies of the ANTS group, the policy for hedging each major type of forecasted transaction for which hedge accounting is used, and the exposure of ANTS to credit risk, market risk, and liquidity risk are outlined in the Risk Review.

DIRECTORS

The names and biographical details of the current Directors are set out on page 89 and are incorporated into this report by reference. The details of their remuneration are set out in the notes as indicated below. At 31 December 2014, the Board comprised six Executive Directors, including the Chief Executive Officer.

For each Director, the date of appointment is shown below:

Name of Director	Date of appointment
Jacques Ripoll	11 September 2013
David Green	28 February 2008
John Hennessy	23 July 2013
Stephen Jones	30 August 2013
Steve Pateman	3 June 2009
Antonio Roman	31 July 2014

During the year, the following directors resigned:

Name of Director	Title	Date of resignation
Justo Gómez López	Director	30 June 2014
Jorge de la Vega	Non-Executive Director	16 July 2014

None of the Directors have service contracts with the ANTS group. All are employed by companies within the Banco Santander, S.A. group and have employment contracts which are for an indefinite term. A Director may be paid instead of being required to work during their notice period. None of the Directors’ employment contracts provide for benefits to be paid on termination of employment other than for redundancy.

DIRECTORS’ REMUNERATION, RETIREMENT BENEFITS, INTERESTS AND RELATED PARTY TRANSACTIONS (audited)

Details of aggregate remuneration received by the Directors of the Company in 2014 and 2013 are found in Note 38 to the Consolidated Financial Statements. The remuneration, excluding pension contributions, of the highest paid Director and details of Director participation in defined benefit pension schemes are contained in Note 38 to the Consolidated Financial Statements. For a description and details of related party transactions, see Note 39 to the Consolidated Financial Statements.

DIRECTORS’ INDEMNITIES

Indemnities are provided to the Directors of the Company, its subsidiaries and associated companies by Santander UK plc against liabilities and associated costs which they could incur in the course of their duties to the Company. A copy of each of the indemnities is kept at the Company’s registered address shown in ‘Contact and Other Information’ in the ‘Shareholder Information’ section of this Annual Report.

BOARD COMMITTEES

Santander UK plc maintains a standing Board Audit Committee, Board Risk Committee, Board Remuneration Oversight Committee and Board Nomination Committee, the responsibilities of which cover the Santander UK group as a whole, including the Company. Further information regarding these committees and their membership is included in the Annual Report of Santander UK plc.

Abbey National Treasury Services plc 2014 Annual Report	93

Governance

Directors’ Report continued

EMPLOYEES

The goal of Santander UK (including ANTS) to be the best bank for our customers is only achievable if we reach our aspiration to be the best bank for our people. An environment that provides excellent opportunities for career progression, and a culture that recognises individual needs and encourages accountability and teamwork are key to achieving this goal.

Employee involvement

Communication

The ANTS group participates in Santander UK’s policies and wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications with daily updates on what is happening across Santander UK (including ANTS). ‘The Village’ is a social site for staff to share information, ideas and best practice. The ‘We are Santander’ connects staff to all the information they need about working for Santander UK (including ANTS). ANTS also uses face-to-face communication, such as team meetings, regional roadshows and annual staff conventions for strategic updates. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the ANTS group’s performance. ANTS considers employees’ opinions and asks for their views on a range of issues through regular Company-wide surveys.

Consultation

Santander UK (including ANTS) has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (‘CWU’). Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals and change initiatives within the business at both national and local levels.

Employee share ownership

Santander UK (including ANTS) continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (‘Sharesave’) Scheme and a Share Incentive Plan (‘SIP’), the latter of which allows employees to purchase Banco Santander, S.A. shares from gross salary. Eligible senior management can participate in a Banco Santander group long-term incentive plan. See Note 38 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.

DISABILITY

The ANTS group is committed to equality of access and quality of service for disabled people and embraces the spirit of the UK Equality Act 2010 throughout its business operations. The ANTS group has processes in place to help train, develop, retain and promote employees with disabilities. It is committed to giving full and fair consideration to applications for employment made by disabled persons, having regard to their particular aptitudes and abilities, and for continuing the employment of employees who have become disabled by arranging appropriate training and making reasonable adjustments within the workplace.

ETHICAL CODE OF CONDUCT

Santander UK (including ANTS) is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are further reflected in Santander UK’s Ethical Code of Conduct published in March 2014, which sets out the standards expected of all employees, and supports the Santander Way and Santander UK’s (including ANTS) commitment to being Simple, Personal and Fair.

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

The SEC requires companies to disclose whether they have a code of ethics that applies to the CEO and senior financial officers which promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations and accountability for adherence to such a code of ethics.

Santander UK (including ANTS) meets these requirements through its Ethical Code of Conduct, the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FCA’s Principles for Business, and the FCA’s Principles and Code of Practice for Approved Persons, with which the CEO and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the FCA may want to know about. ANTS provides a copy of these documents to anyone, free of charge, on application to the address on page 189.

94	Abbey National Treasury Services plc 2014 Annual Report

Governance

Directors’ Report continued

POLITICAL CONTRIBUTIONS

In 2014 and 2013, no contributions were made for political purposes and no political expenditure was incurred.

SUPERVISION AND REGULATION

Under the terms of the Financial Services Act (2012), the Financial Services Authority (‘FSA’) was replaced by two regulatory bodies, the PRA, which has responsibility for the prudential regulation of deposit takers and insurance companies, and the FCA, which supervises the conduct of business, and seeks to improve outcomes for consumers.

Since the enactment of the changes, Santander UK (including ANTS) is now authorised by the PRA and authorised and regulated by the FCA and is subject to UK financial services laws and regulations. The key regulatory requirements as related to its material risk factors (including supervision and regulatory risks and risks relating to taxation) are described in the Risk Factors section on pages 184 to 201.

Further details on the impact of regulatory developments on liquidity and capital can be found in the Risk Review on pages 25 to 88. While Santander UK (including ANTS) operates primarily in the UK, it is also subject to the laws and regulations of the other jurisdictions in which it operates, such as the requirements of the SEC for its activities in the US.

RISK MANAGEMENT AND INTERNAL CONTROLS

The ANTS group’s risks are managed on a group level by Santander UK plc. Details of the Risk Framework and system of internal controls for risk management can be found in the Risk Review.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The ANTS group has evaluated, with the participation of its Chief Executive Officer and Principal Financial Officer the effectiveness of the ANTS group’s disclosure controls and procedures at 31 December 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the ANTS group’s evaluation, the Chief Executive Officer and the Principal Financial Officer have concluded that, at 31 December 2014, the ANTS group’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the ANTS group in the reports that the ANTS group files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the ANTS group’s management, including the Chief Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

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

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of the ANTS group. Management assessed the effectiveness of the ANTS group’s internal control over financial reporting at 31 December 2014 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in May 2013 (the ‘2013 Framework’). The 2013 Framework superseded the original framework issued by COSO in 1992 on 15 December 2014. ANTS adopted the 2013 Framework from 15 December 2014. Further details of the changes made are set out below.

Based on this assessment, management believes that, at 31 December 2014, ANTS’s internal control over financial reporting was effective.

Abbey National Treasury Services plc 2014 Annual Report	95

Governance

Directors’ Report continued

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

As part of the implementation of the 2013 Framework, management undertook a full review of the existing financial control model to ensure compliance with the requirements of the 2013 Framework. As part of this review the existing financial control model was updated and enhanced to recognise the additional requirements of the new Framework. All controls have been tested and certified as part of the Year-End Control Self-Assessment process. Management believes these controls are effective and will continue to enhance the application of the 2013 Framework across the full control model in 2015.

GOING CONCERN

The Directors confirm that they are satisfied that the ANTS group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis of accounting in preparing the financial statements.

As outlined above, the ANTS group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategic Report section of the Governance report. The financial position of the ANTS group, its cash flows, liquidity position and borrowing facilities are set out in the Financial Review. In addition, Note 42 to the Consolidated Financial Statements includes the ANTS group’s objectives, policies and processes for managing its capital. As also outlined above, in respect of the principal risks and uncertainties facing the ANTS group, both financial and non-financial risks are described in the Risk Review, and material risk factors are described in the Risk Factors in the Shareholder Information section of this Annual Report.

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

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the ‘Capital Support Deed’) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of the PRA’s rules. Under section 10.8 of the PRA’s rules, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements.

In addition, the Company, Santander UK plc, and Cater Allen Limited are party to a defined liquidity group facility agreement dated 28 May 2010 (the ‘DLG Facility Agreement’). The DLG Facility Agreement supports a defined liquidity group for the purposes of the PRA’s regulatory liquidity regime. The PRA’s rules permits a member of a defined liquidity group to rely on the liquid resources of other members of the defined liquidity group to comply with the liquidity adequacy requirements under the PRA’s rules. Under the DLG Facility Agreement, each party agrees to lend, subject to certain conditions and limitations, its excess liquidity to each other party.

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

•

The Director has taken all steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the ANTS group’s auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the UK Companies Act 2006.

DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report including the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the International Accounting Standards (‘IAS’) Regulation to prepare the group financial statements under IFRS, as adopted by the EU, and have also elected to prepare the parent company financial statements in accordance with IFRS, as adopted by the EU. The financial statements are also required by law to be properly prepared in accordance with the UK Companies Act 2006 and Article 4 of the IAS Regulation. In addition, in order to meet certain US requirements, the Directors are required to prepare the ANTS group’s financial statements in accordance with IFRS, as issued by the International Accounting Standards Board (‘IASB’).

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

IAS 1 requires that financial statements present fairly for each financial year the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the IASB’s ‘Framework for the preparation and presentation of financial statements’.

96	Abbey National Treasury Services plc 2014 Annual Report

Governance

Directors’ Report continued

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

By Order of the Board

Shaun Coles

Company Secretary

27 February 2015

2 Triton Square, Regent’s Place, London NW1 3AN

Abbey National Treasury Services plc 2014 Annual Report	97

[Page Intentionally Blank]

98	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Contents to Financial Statements

100	Report of Independent Registered Public Accounting Firm
101	Consolidated Income Statement for the years ended 31 December 2014, 2013 and 2012
101	Consolidated Statement of Comprehensive Income for the years ended 31 December 2014, 2013 and 2012
102	Consolidated Balance Sheet at 31 December 2014 and 2013
103	Consolidated Statement of Changes in Equity for the years ended 31 December 2014, 2013 and 2012
104	Consolidated Cash Flow Statement for the years ended 31 December 2014, 2013 and 2012
105	Company Balance Sheet at 31 December 2014 and 2013
106	Company Statement of Changes in Equity for the years ended 31 December 2014, 2013 and 2012
107	Company Cash Flow Statement for the years ended 31 December 2014, 2013 and 2012
108	Notes to the Financial Statements

Abbey National Treasury Services plc 2014 Annual Report	99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Abbey National Treasury Services plc

We have audited the accompanying consolidated balance sheets of Abbey National Treasury Services plc and subsidiaries (the ‘Group’) as at 31 December 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 31 December 2014, the related Notes 1 to 44 and the Risk Review, except for those items marked as unaudited. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Abbey National Treasury Services plc and subsidiaries as at 31 December 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (‘IASB’).

Deloitte LLP

London, UK

27 February 2015

100	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Primary Financial Statements

CONSOLIDATED INCOME STATEMENT

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014 £m	2013 £m	2012 £m
Interest and similar income		2,518	2,697	3,870
Interest expense and similar charges		(2,483)	(2,798)	(3,731)

Net interest income/(expense)	3	35	(101)	139

Net fee and commission income	4	122	107	119
Net trading and other income	5	299	406	304

Total operating income		456	412	562

Administration expenses	6	(252)	(192)	(198)
Depreciation and amortisation	7	(4)	(3)	(3)

Total operating expenses excluding impairment losses, provisions and charges		(256)	(195)	(201)

Impairment losses on loans and advances	8	(30)	(31)	(9)
Provisions for other liabilities and charges	8	(32)	(23)	(20)

Total operating impairment losses, provisions and charges		(62)	(54)	(29)

Profit before tax		138	163	332
Taxation (charge)/credit	11	(17)	1	(68)

Profit after tax for the year		121	164	264

Attributable to:
Equity holders of the parent		121	164	264

All profits during the year were generated from continuing operations.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014 £m	2013 £m	2012 £m
Profit for the year		121	164	264

Other comprehensive income/(expense):
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities
- Net (losses)/gains on available-for-sale securities	20	(22)	10	5
- Net gains on available-for-sale securities transferred to profit or loss on sale		19	(45)	—
- Tax on above items	10	1	8	(1)

		(2)	(27)	4

Cash flow hedges
- Net gains/(losses) on cash flow hedges		91	(68)	—
- Net losses on cash flow hedges transferred to profit or loss		31	50	—
- Tax on above items	10	(24)	4	—

		98	(14)	—

Exchange differences on translation of foreign operations		(4)	—	—

Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently		92	(41)	4

Total other comprehensive income/(expense) for the year net of tax		92	(41)	4

Total comprehensive income for the year		213	123	268

Attributable to: Equity holders of the parent		213	123	268

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

Abbey National Treasury Services plc 2014 Annual Report	101

Financial Statements

Primary Financial Statements continued

CONSOLIDATED BALANCE SHEET

At 31 December 2014 and 2013

	Notes	2014 £m	2013 £m
Assets
Cash and balances at central banks	12	4,460	4,911
Trading assets	13	21,373	21,897
Derivative financial instruments	14	25,792	21,550
Financial assets designated at fair value	15	2,577	2,534
Loans and advances to banks	16	11,344	113,649
Loans and advances to customers	17	38,285	41,108
Loans and receivables securities	18	22	128
Available-for-sale securities	20	2,525	2,962
Macro hedge of interest rate risk		935	379
Intangible assets	22	13	8
Property, plant and equipment	23	10	6
Deferred tax assets	24	—	15
Other assets	25	133	180

Total assets		107,469	209,327

Liabilities
Deposits by banks	26	17,416	120,698
Deposits by customers	27	4,523	7,780
Trading liabilities	28	15,333	21,275
Derivative financial instruments	14	26,607	21,496
Financial liabilities designated at fair value	29	2,848	3,407
Debt securities in issue	30	36,799	30,889
Macro hedge of interest rate risk		39	—
Other liabilities	31	255	368
Provisions	32	32	23
Current tax liabilities		224	223
Deferred tax liabilities		12	—

Total liabilities		104,088	206,159

Equity
Share capital	35	2,549	2,549
Retained earnings		761	640
Other reserves		71	(21)

Total shareholders’ equity		3,381	3,168

Total liabilities and equity		107,469	209,327

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

The Primary Financial Statements and the accompanying Notes to the Financial Statements were approved and authorised for issue by the Board on 27 February 2015 and signed on its behalf by:

Jacques Ripoll

Director

Company Registered Number: 2338548

102	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Primary Financial Statements continued

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2014, 2013 and 2012

		Other reserves
	Share capital £m	Available for sale reserve £m	Cash flow hedging reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total £m
1 January 2014	2,549	(23)	(14)	16	640	3,168
Total comprehensive income/(expense):
- Profit for the year	—	—	—	—	121	121
Other comprehensive expense for the year:
- Net losses on available-for-sale securities	—	(22)	—	—	—	(22)
- Net gains on available-for-sale securities transferred to profit or loss on sale	—	19	—	—	—	19
- Net gains on cash flow hedges	—	—	91	—	—	91
- Net losses on cash flow hedges transferred to profit or loss	—	—	31	—	—	31
- Exchange differences on translation of foreign operations	—	—	—	(4)	—	(4)
- Tax on other comprehensive income/(expenses)	—	1	(24)	—	—	(23)

Other comprehensive income/(expense) net of tax	—	(2)	98	(4)	—	92

Dividends	—	—	—	—	—	—

31 December 2014	2,549	(25)	84	12	761	3,381

1 January 2013	2,549	4	—	16	1,226	3,795
Total comprehensive income/(expense):
- Profit for the year	—	—	—	—	164	164
Other comprehensive expense for the year:
- Net gains on available-for-sale securities	—	10	—	—	—	10
- Net gains on available-for-sale securities transferred to profit or loss on sale	—	(45)	—	—	—	(45)
- Net losses on cash flow hedges	—	—	(68)	—	—	(68)
- Net losses on cash flow hedges transferred to profit or loss	—	—	50	—	—	50
- Tax on other comprehensive income/(expenses)	—	8	4	—	—	12

Other comprehensive income/(expense) net of tax	—	(27)	(14)	—	—	(41)

Dividends	—	—	—	—	(750)	(750)

31 December 2013	2,549	(23)	(14)	16	640	3,168

1 January 2012	2,549	—	—	16	962	3,527
Total comprehensive income:
- Profit for the year	—	—	—	—	264	264
Other comprehensive income for the year:
- Net gains on available-for-sale securities	—	5	—	—	—	5
- Tax on other comprehensive income/(expenses)	—	(1)	—	—	—	(1)

Other comprehensive income/(expense) net of tax	—	4	—	—	—	4

Dividends	—	—	—	—	—	—

31 December 2012	2,549	4	—	16	1,226	3,795

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

Abbey National Treasury Services plc 2014 Annual Report	103

Financial Statements

Primary Financial Statements continued

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014 £m	2013 £m	2012 £m
Cash flows from/(used in) operating activities
Profit for the year		121	164	264
Adjustments for:
Non cash items included in profit		(423)	816	160
Change in operating assets		17,449	28,677	7,402
Change in operating liabilities		(106,420)	(6,243)	(4,543)
Corporation taxes paid		(5)	(4)	(42)
Effects of exchange rate differences		(937)	554	(853)

Net cash flow (used in)/from operating activities	36	(90,215)	23,964	2,388

Cash flows from/(used in) investing activities
Disposal of subsidiaries, net of cash disposed		—	1,084	—
Purchase of property, plant and equipment and intangible assets	22, 23	(13)	(4)	(10)
Proceeds from sale of property, plant and equipment and intangible assets		—	—	2
Purchase of available-for-sale securities		—	(1,227)	(5,990)
Proceeds from sale and redemption of available-for-sale securities		416	3,343	864

Net cash flow from/(used in) investing activities		403	3,196	(5,134)

Cash flows (used in)/from financing activities
Issue of debt securities		18,929	23,565	31,314
Repayments of debt securities		(13,888)	(25,467)	(28,388)
Dividends paid		—	(750)	—

Net cash flow from/(used in) financing activities		5,041	(2,652)	2,926

Net decrease)/increase in cash and cash equivalents		(84,771)	24,508	180
Cash and cash equivalents at beginning of the year		102,951	79,414	79,858
Effects of exchange rate changes on cash and cash equivalents		256	(971)	(624)

Cash and cash equivalents at the end of the year	36	18,436	102,951	79,414

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

104	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Primary Financial Statements continued

COMPANY BALANCE SHEET

At 31 December 2014 and 2013

	Notes	2014(1) £m	2013(1) £m
Assets
Cash and balances at central banks	12	4,460	4,911
Trading assets	13	21,373	21,897
Derivative financial instruments	14	25,792	21,550
Financial assets designated at fair value	15	2,577	2,534
Loans and advances to banks	16	11,290	113,642
Loans and advances to customers	17	38,310	41,118
Loans and receivables securities	18	23	128
Available-for-sale securities	20	2,525	2,962
Macro hedge of interest rate risk		935	379
Interests in other entities	21	72	46
Intangible assets	22	13	8
Property, plant and equipment	23	10	6
Deferred tax assets	24	—	15
Other assets	25	96	180

Total assets		107,476	209,376

Liabilities
Deposits by banks	26	17,415	120,697
Deposits by customers	27	8,067	10,973
Trading liabilities	28	15,333	21,275
Derivative financial instruments	14	26,607	21,496
Financial liabilities designated at fair value	29	2,848	3,407
Debt securities in issue	30	33,289	27,758
Macro hedge of interest rate risk		39	—
Other liabilities	31	246	364
Provisions	32	32	23
Current tax liabilities		224	223
Deferred tax liabilities		12	—

Total liabilities		104,112	206,216

Equity
Share capital	35	2,549	2,549
Retained earnings		746	631
Other reserves		69	(20)

Total shareholders’ equity		3,364	3,160

Total liabilities and equity		107,476	209,376

(1)	The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Financial Statements.

The Primary Financial Statements and the accompanying Notes to the Financial Statements were approved and authorised for issue by the Board on 27 February 2015 and signed on its behalf by:

Jacques Ripoll

Director

Company Registered Number: 2338548

Abbey National Treasury Services plc 2014 Annual Report	105

Financial Statements

Primary Financial Statements continued

COMPANY STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2014, 2013 and 2012

			Other reserves
	Notes	Share capital £m	Available for sale reserve £m	Cash flow hedging reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total(1) £m
1 January 2014		2,549	(23)	(14)	17	631	3,160
Total comprehensive income for the year:
- Profit for the year		—	—	—	—	115	115
Other comprehensive income for the year:
- Net loss on available-for-sale securities		—	(22)	—	—	—	(22)
- Net gains on available for-sale-securities transferred to profit or loss		—	19	—	—	—	19
- Net gains on cash flow hedges		—	—	91	—	—	91
- Net losses on cash flow hedges transferred to profit or loss		—	—	31	—	—	31
- Exchange differences on translation of foreign operations		—	—	—	(7)	—	(7)
- Tax on other comprehensive income		—	1	(24)	—	—	(23)

Other comprehensive income for the year net of tax		—	(2)	98	(7)	—	89

Dividends		—	—	—	—	—	—

31 December 2014		2,549	(25)	84	10	746	3,364

1 January 2013		2,549	4	—	15	1,140	3,708
Total comprehensive income for the year:
- Profit for the year		—	—	—	—	241	241
Other comprehensive income for the year:
- Net gains on available-for-sale securities		—	10	—	—	—	10
- Net gains on available for-sale-securities transferred to profit or loss		—	(45)	—	—	—	(45)
- Net losses on cash flow hedges		—	—	(68)	—	—	(68)
- Net gains on cash flow hedges transferred to profit or loss		—	—	50	—	—	50
- Exchange differences on translation of foreign operations		—	—	—	2	—	2
- Tax on other comprehensive income		—	8	4	—	—	12

Other comprehensive income for the year net of tax		—	(27)	(14)	2	—	(39)

Dividends		—	—	—	—	(750)	(750)

31 December 2013		2,549	(23)	(14)	17	631	3,160

1 January 2012		2,549	—	—	14	914	3,477
Total comprehensive income for the year:
- Profit for the year		—	—	—	—	226	226
Other comprehensive income for the year:
- Net gains on available-for-sale securities		—	5	—	—	—	5
- Exchange differences on translation of foreign operations		—	—	—	1	—	1
- Tax on other comprehensive income		—	(1)	—	—	—	(1)

Other comprehensive income for the year net of tax		—	4	—	1	—	5

Dividends		—	—	—	—	—	—

31 December 2012		2,549	4	—	15	1,140	3,708

(1)	The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Financial Statements.

106	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Primary Financial Statements continued

COMPANY CASH FLOW STATEMENT

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014(1) £m	2013(1) £m	2012(1) £m
Cash flows from/(used in) operating activities
Profit for the year		115	241	226
Adjustments for:
Non cash items included in profit		(423)	2,122	177
Change in operating assets		25,748	21,537	7,622
Change in operating liabilities		(106,259)	(8,428)	(4,705)
Corporation taxes paid		(5)	(4)	(12)
Effects of exchange rate differences		(1,131)	597	(598)

Net cash flow (used in)/from operating activities	36	(81,955)	16,065	2,710

Cash flows (used in)/from investing activities
Purchase of property, plant and equipment and intangible assets		(13)	(4)	(9)
Disposal of subsidiaries, net of cash disposed	22, 23	—	1,018	—
Proceeds from sale of property, plant and equipment and intangible assets		—	—	2
Investment in other entities		(26)	(166)	3
Purchase of available-for-sale securities		—	(1,227)	(5,990)
Proceeds from sale and redemption of available-for-sale securities		416	3,343	863

Net cash flow from/(used in) investing activities		377	2,964	(5,131)

Cash flows from/(used in) financing activities
Issue of debt securities		18,929	23,565	31,314
Repayments of debt securities		(13,888)	(25,435)	(28,364)
Dividends paid		—	(750)	—

Net cash flow from/(used in) financing activities		5,041	(2,620)	2,950

Net (decrease)/increase in cash and cash equivalents		(76,537)	16,409	529
Cash and cash equivalents at beginning of the year		94,826	79,400	79,747
Effects of exchange rate changes on cash and cash equivalents	36	94	(983)	(876)

Cash and cash equivalents at the end of the year	36	18,383	94,826	79,400

(1)	The Company financial statements and all related footnotes have not been audited under the standards of the Public Company Accounting Oversight Board.

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Financial Statements.

Abbey National Treasury Services plc 2014 Annual Report	107

Financial Statements

Notes to the Financial Statements

1. ACCOUNTING POLICIES

These financial statements are prepared for Abbey National Treasury Services plc (the ‘Company’) and the Abbey National Treasury Services plc group (the ‘ANTS group’) under the UK Companies Act 2006. The principal activity of the ANTS group is to provide treasury, corporate and wholesale banking services. The ANTS group provides these services to UK clients and also to the wider Santander UK group, of which the ANTS group is a significant part. The ANTS group is also the treasury support function for the Santander UK group. In this regard, the ANTS group’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group.

Abbey National Treasury Services plc is a public limited company incorporated in England and Wales having a registered office in England. It is an operating company undertaking banking and financial services transactions, as well as the holding company of the ANTS group.

BASIS OF PREPARATION

These financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. The financial statements have been prepared on the going concern basis using the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. An assessment of the appropriateness of the adoption of the going concern basis of accounting is disclosed in the Directors’ statement of going concern set out in the Directors’ Report.

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

The Company financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and as applied in accordance with the provision of the UK Companies Act 2006.

Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments can be found in the Risk Review which form an integral part of these financial statements.

Recent accounting developments

In 2014, the ANTS group adopted the following new accounting pronouncements and amendments to standards which became effective for financial years beginning on 1 January 2014.

a)

IAS 32 ‘Financial Instruments: Presentation’ – In December 2011, the IASB issued amendments to IAS 32 entitled ‘Offsetting Financial Assets and Financial Liabilities’ which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’. The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted and are required to be applied retrospectively. The amendments did not have a material effect on the Consolidated Financial Statements.

b)	There are a number of other changes to IFRS that were effective from 1 January 2014. Those changes did not have a significant impact on the ANTS group’s financial statements.

108	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

Future accounting developments

The ANTS group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the ANTS group:

a)

IFRS 9 ‘Financial Instruments’ (‘IFRS 9’) – In July 2014, the IASB issued the final version of IFRS 9 which includes the completion of all phases of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ as discussed below.

Phase 1: Classification and measurement of financial assets and financial liabilities. Financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. The standard also introduces a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income.

Phase 2: Impairment methodology. IFRS 9 fundamentally changes the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. It is no longer necessary for a credit event to have occurred before credit losses are recognised. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition.

Phase 3: Hedge accounting. These requirements align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting. Dynamic hedging of open portfolios is being dealt with as a separate project and until such time as that project is complete, entities can choose between applying the hedge accounting requirements of IFRS 9 or to continue to apply the existing hedge accounting requirements in IAS 39. The revised hedge accounting requirements in IFRS 9 are applied prospectively.

The effective date of IFRS 9 is 1 January 2018. For annual periods beginning before 1 January 2018, an entity may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement and the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 9 on these Consolidated Financial Statements.

b)

IFRS 15 ‘Revenue from Contracts with Customers’ (‘IFRS 15’) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2017. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those goods and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement. Whilst it is expected that a significant proportion of the ANTS group’s revenue will be outside the scope of IFRS 15, the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 15 on these Consolidated Financial Statements.

c)

There are a number of other standards which have been issued or amended that are expected to be effective in future periods. However, it is not practicable to provide a reasonable estimate of their effects on the ANTS group’s financial statements until a detailed review has been completed.

Comparative information

As required by US public company reporting requirements, these financial statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related Notes.

Abbey National Treasury Services plc 2014 Annual Report	109

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

The acquisition method of accounting is used to account for the acquisition of subsidiaries which meet the definition of a business. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. Acquisition related costs are expensed as incurred. The excess of the cost of acquisition, as well as the fair value of any interest previously held, over the fair value of the ANTS group’s share of the identifiable net assets of the acquired subsidiary, associate or business at the date of acquisition is recorded as goodwill. When the ANTS group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

Transactions between entities under common control, i.e. fellow subsidiaries of Santander UK plc are outside the scope of IFRS 3 – ‘Business Combinations’, and there is no other guidance for such situations under IFRS. The ANTS group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, unless the transaction represents a reorganisation of entities within the ANTS group, in which case the transaction is accounted for at its historical cost.

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

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Accounting policies have been aligned to the extent there are differences from the ANTS group’s policies.

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

Foreign currency translation

Items included in the financial statements of each entity (including foreign branch operations) in the ANTS group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the ‘functional currency’). The Consolidated Financial Statements are presented in sterling, which is the functional currency of the Company.

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

Exchange rate differences recognised in the consolidated income statement on items not at fair value through profit and loss were £809m income (2013: £(344)m expense, 2012: £649m income) and are presented in the line net trading and other income (see Note 5). Exchange rate differences on items measured at fair value through profit or loss are included in the changes to fair value as presented in net trading and other income.

110	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

Revenue recognition

a) Interest income and expense

Interest income on financial assets that are classified as loans and receivables or available-for-sale, and interest expense on financial liabilities other than those at fair value through profit and loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the ANTS group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables and available-for-sale, interest expense on liabilities classified at amortised cost, and interest income and expense on hedging derivatives are recognised in interest and similar income and interest expense and similar charges in the income statement.

In accordance with IFRS, the ANTS group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for.

b) Fee and commission income and expense

Fees and commissions that are not an integral part of the effective interest rate are recognised when the service is provided. Fee and commission income which forms an integral part of the effective interest rate of a financial instrument (e.g., certain loan commitment fees) is recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.

c) Dividend income

Except for equity securities classified as trading assets or financial assets held at fair value through profit or loss, described below, dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

d) Net trading and other income

Net trading and other income comprises all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss (including financial assets and liabilities held for trading, trading derivatives and designated as fair value through profit or loss), together with related interest income, expense, dividends and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a fair value hedging relationship are also recognised in net trading and other income. Net trading and other income also include income from operating lease assets, and profits/(losses) arising on the sales of property, plant and equipment and subsidiary undertakings.

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

Intangible assets

Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. These costs include payroll, the costs of materials and services and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet and amortised on a straight-line basis over their useful life of three to seven years, unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Capitalisation of costs ceases when the software is capable of operating as intended. Costs associated with maintaining software programmes are expensed as incurred.

Property, plant and equipment

Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in ’Intangible assets’ above and externally purchased software are classified in property, plant and equipment on the balance sheet where the software is an integral part of the related computer hardware.

Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	5 to 8 years
Computer software	3 years

Depreciation is not charged on freehold land and assets under construction.

Abbey National Treasury Services plc 2014 Annual Report	111

Financial Statements

Notes to the Financial Statements continued

Financial assets and liabilities

Financial assets and liabilities are initially recognised when the ANTS group becomes a party to the contractual terms of the instrument. The ANTS group determines the classification of its financial assets and liabilities at initial recognition. Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, available-for-sale and held to maturity financial assets. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives, or assets classified as available-for-sale, may subsequently in rare circumstances, be reclassified from the fair value through profit or loss category to the loans and receivables, available-for-sale or held to maturity categories. In order to meet the criteria for reclassification, the asset must no longer be held for the purpose of selling or repurchasing in the near term and must also meet the definition of the category into which it is to be reclassified had it not been required to classify it at fair value through profit or loss at initial recognition. The reclassified value is the fair value of the asset at the date of reclassification. The ANTS group has not utilised this option and therefore has not reclassified any assets from the fair value through profit or loss category that were classified as such at initial recognition. Financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition. Financial liabilities are derecognised when extinguished, cancelled or expire.

Financial assets are derecognised when the rights to receive cash flows have expired or the ANTS group has transferred its contractual right to receive the cash flows from the assets and either: (1) substantially all the risks and rewards of ownership have been transferred; or (2) the ANTS group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control. Financial liabilities are derecognised when extinguished, cancelled or expire.

A regular way purchase is a purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned. Regular way purchases of financial assets classified as loans and receivables, issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way purchases and issues are recognised on trade date.

a) Financial assets and liabilities at fair value through profit or loss

Financial assets and financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition.

Financial asset and financial liabilities are classified as held for trading if they are derivatives or it they are acquired or incurred principally for the purpose of selling or repurchasing in the near term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.

In certain circumstances financial assets and financial liabilities other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on a different basis, where the assets or liabilities are managed and their performance evaluated on a fair value basis, or where a financial asset or financial liability contains one or more embedded derivatives which are not closely related to the host contract.

Financial assets and financial liabilities classified as fair value through profit or loss are initially recognised at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement.

Derivative financial instruments, trading assets and liabilities and financial assets and liabilities designated at fair value are classified as fair value through profit or loss.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market and which are not classified as available-for-sale or fair value through profit or loss. They arise when the ANTS group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. Loans and receivables consist of loans and advances to banks, loans and advances to customers, and loans and receivables securities.

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

112	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

d) Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, are initially recognised at fair value and are subsequently valued at amortised cost, using the effective interest method. The ANTS group does not hold any held to maturity financial assets.

e) Borrowings

Borrowings (which include deposits by banks, deposits by customers, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value through profit or loss dependent on designation at initial recognition.

Preference shares which carry a contractual obligation to transfer economic benefits are classified as financial liabilities and are presented in subordinated liabilities. The coupon on these preference shares is recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

f) Other financial liabilities

All other financial liabilities are initially recognised at fair value net of transaction costs incurred. They are subsequently stated at amortised cost, using the effective interest method.

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. These products are accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as derivatives financial instruments.

g) Sale and repurchase agreements (including stock borrowing and lending)

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

Offsetting financial assets and liabilities

Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. The ANTS group is party to a number of arrangements, including master netting arrangements under industry standard agreements which facilitate netting of transactions in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

Abbey National Treasury Services plc 2014 Annual Report	113

Financial Statements

Notes to the Financial Statements continued

Hedge accounting

The ANTS group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates, exchange rates and certain indices such as retail price indices.

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

a) Fair value hedge accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet position in Macro hedge of interest rate risk and recognised in the income statement as income or expenses on financial assets and liabilities held for trading. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight line method over the period to maturity.

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

Impairment of financial assets

At each balance sheet date the ANTS group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as loans and advances, loans and receivables securities or available-for-sale financial assets have become impaired. Evidence of impairment varies across different portfolios and may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured potentially reducing the burden to the borrower. Impairment losses are recorded as charges in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an impairment loss allowance. Impairment loss allowances are maintained at the level that management deems sufficient to absorb incurred losses. Losses expected from future events are not recognised.

a) Loans and advances

Impairment loss allowances for loans and advances, less amounts released and recoveries of amounts written off are charged to the line item ‘Impairment losses on loans and advances’ in the income statement. The impairment loss allowances are deducted from the ‘Loans and advances to banks’, ‘Loans and advances to customers’ and ‘Loans and receivables securities’ line items on the balance sheet.

i) Corporate assets

Impairment losses are assessed individually for corporate assets that are individually significant and collectively for corporate assets that are not individually significant.

114	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

Individual assessment

At each balance sheet data, the ANTS group conducts impairment reviews to assess whether there is objective evidence of impairment for individually significant corporate assets. A specific observed impairment is established for all individually significant loans that have experienced a loss event such as:

•	where an asset has a payment default which has been outstanding for three months or more;

•

where non-payment defaults have occurred but where it has become evident that a forbearance exercise will be undertaken due to the inability of the borrower to meet its current contractual repayment schedule;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

•	where the borrower has a winding up notice issued or insolvency event;

•	where the borrower has had event(s) occur which are likely to adversely impact upon their ability to meet their financial obligations (e.g. where a customer loses a key client or contract);

•	where the borrower has regularly and persistently missed/delayed payments but where the account has been maintained below three months past due;

•	where the customer loan is due to mature within six months and where the prospects of achieving a refinancing are considered low.

In such situations the asset is transferred to the Commercial Banking Restructuring & Recoveries team. As part of their impairment reviews, an assessment is undertaken of the expected future cash flows (including, where appropriate, cash flows through enforcement of any applicable security held) in relation to the relevant asset, discounted at the loan’s original effective interest rate. The result is compared to the current carrying value of the asset. Any shortfall evidenced as a result of such a review will be assessed and recorded as an observed specific impairment loss allowance.

Collective assessment

Observed impairment loss allowances

A collective impairment loss allowance is established for loans which are not individually significant and have suffered a loss event. These non-individually significant loans are grouped together according to their credit risk characteristics and the allowance for observed losses is determined on a collective basis by applying loss rates (i.e. estimated loss given default) derived from analysis of historical loss data of observed losses.

IBNO impairment loss allowances

Loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an IBNO allowance for incurred inherent losses. Such losses will only be individually identified in the future. As soon as information becomes available which identifies incurred losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment or included in the observed collective assessment above depending on their individual significance.

The allowance for IBNO losses) is determined on a portfolio basis using the following factors:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, by product);

•

the estimated period between an impairment event occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, as discussed below); and

•

management’s judgement as to whether current economic and credit conditions are such that the actual level of incurred inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

Emergence period

This is the period in which losses that had been incurred but have not been separately identified become evident. The emergence period spans between six to twelve months according to the corporate portfolio being assessed and is estimated having regard to historic experience and loan characteristics across the portfolio. The factors considered in determining the length of the emergence period include the frequency of the management information received or any change in account utilisation behaviour.

ii) Assets subject to forbearance

To support Corporate customers that encounter actual or apparent financial difficulties, the ANTS group may grant a concession, whether temporary or permanent, to amend contractual amounts or timings where a customer’s financial distress indicates a potential that satisfactory repayment may not be made within the original terms and conditions of the contract. These arrangements are known as forbearance.

There are different risk characteristics associated with loans that are subject to forbearance as compared to loans that are not. A range of forbearance arrangements may be entered into by the ANTS group, reflecting the different risk characteristics of such loans. The ANTS group’s forbearance programmes are described in the credit risk section in the Risk Review.

For corporate borrowers, the main types of forbearance offered are term extensions or interest only concessions and in limited circumstances, other forms of forbearance options (including debt-for-equity swaps), subject to customer negotiation and vetting.

If such accounts were classified in the ‘non-performing’ loan category prior to the forbearance, they continue to be classified as non-performing until evidence of compliance with the new terms is demonstrated (typically over a period of at least three months) before being reclassified as ‘substandard’. If the account was categorised as performing at the time the revised arrangements were agreed, the case is reclassified to ‘substandard’ upon completion of the forbearance agreement.

Once a substandard asset has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved it may be reclassified as a ‘performing asset’. Until then, impairment loss allowances for such loans are assessed individually, taking into account the value of collateral held as confirmed by third party professional valuations and the available cash flow to service debt over the period of the forbearance. These impairment loss allowances are assessed and reviewed regularly. In the case of a debt for equity conversion, the converted debt is written off against the existing impairment loss allowance at the point forbearance is granted.

Abbey National Treasury Services plc 2014 Annual Report	115

Financial Statements

Notes to the Financial Statements continued

iii) Reversals of impairment

If in a subsequent period, the amount of an impairment loss reduces and the reduction can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the impairment loss allowance accordingly. The write-back is recognised in the income statement.

iv) Write-off

For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold or from claiming on any mortgage indemnity guarantee or other insurance. There may be occasions where a write-off occurs for other reasons, for example, following a consensual restructure or refinancing of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than the face value of the debt.

There is no threshold based on past due status beyond which all secured or unsecured loans are written off. The write-off policy is regularly reviewed. Write-offs are charged against previously established impairment loss allowances.

v) Recoveries

Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries of impairment losses are classified in the income statement as ‘Impairment losses on loans and advances’.

b) Loans and receivables securities

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

c) Available-for-sale financial assets

The ANTS group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In assessing whether assets are impaired, a significant or prolonged decline in the fair value of the security below its cost is considered evidence. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from other comprehensive income and recognised in the income statement.

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

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant and equipment’s recoverable amount. The carrying amount of the property, plant and equipment will only be increased up to the amount that would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For conducting goodwill impairment reviews, cash generating units are the lowest level at which management monitors the return on investment on assets.

116	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

Leases

a) The ANTS group as lessor

Operating lease assets are recorded at cost and depreciated over the life of the asset after taking into account anticipated residual values. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset

b) The ANTS group as lessee

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

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks and short-term investments in securities.

Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated.

Conduct provisions are made for the estimated cost of making redress payments with respect to the past sales of products, based on conclusions regarding the number of claims that will be received, including the number of those that will be upheld, the estimated average settlement per case and other related costs. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the ANTS group has a detailed formal plan for restructuring a business, has raised valid expectations in those affected by the restructuring, and has started to implement the plan or announce its main features.

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

Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. The ANTS group accounts for guarantees that meet the definition of a financial guarantee contract at fair value on initial recognition. In subsequent periods, these guarantees are measured at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised as a provision in accordance with IAS 37.

Share capital

a) Share issue costs

Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.

b) Dividends

Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

Abbey National Treasury Services plc 2014 Annual Report	117

Financial Statements

Notes to the Financial Statements continued

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following accounting estimates and judgements are considered important to the portrayal of the ANTS group’s financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates, and (ii) any significant difference between the estimated amounts and actual amounts could have a material impact on the ANTS group’s future financial results and financial condition.

In calculating each estimate, a range of outcomes was calculated based principally on management’s conclusions regarding the input assumptions relative to historic experience. The actual estimates were based on what management concluded to be the most probable assumptions within the range of reasonably possible assumptions:

Valuation of financial instruments

The ANTS group trades in a wide variety of financial instruments in the major financial markets. When estimating the value of its financial instruments, including derivatives where quoted market prices are not available, management therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction based on observable inputs and adjustment to these inputs for Level 2 instruments or unobservable inputs for Level 3 instruments. See Note 40 for further details.

Had management used different assumptions, a larger or smaller change in the valuation of financial instruments including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the ANTS group’s reported profit before tax.

Detailed disclosures on financial instruments, including sensitivities, can be found in Note 40. Further information about sensitivities to market risk (including VaR) arising from financial instrument trading activities can be found in the Market Risk section of the Risk Review.

118	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

2. SEGMENTS

The principal activity of the ANTS group is financial services. The ANTS group’s business is managed and reported on the basis of the following segments:

•	Commercial Banking;

•	Corporate & Institutional Banking; and

•	Corporate Centre.

Following a strategic review, the segmental financial information reported to the Board (the ANTS group’s chief operating decision maker) was revised in the fourth quarter of 2014, and prior periods restated, principally to designate two distinct main customer business segments, which reflect how we now manage and operate: Commercial Banking and Corporate & Institutional Banking; and allocate indirect income, expenses and charges previously held at the Corporate Centre, which can be attributed to the other customer segments. This included a review of the internal transfer pricing policy, which resulted in a further allocation of funding and liquidity costs, central operating expenses and other provisions.

With the allocation of indirect income, expenses and charges from the Corporate Centre and with the other distinct customer business segments at differing stages of commercial maturity, we are now able to identify better and drive with greater granularity the key drivers of our business performance. This enables a more targeted apportionment of capital and other resources in line with the individual strategies and objectives of each business segment. The segmental analyses for prior years have been adjusted to reflect these changes.

The ANTS group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The ANTS group has three segments:

•

Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite through a network of regional business centres and through telephony and e-commerce channels, and commercial real estate and Social Housing. Commercial Banking products and services include loans, bank accounts, deposits and treasury services.

•

Corporate & Institutional Banking is a financial markets business focused on providing value added financial services to large corporates, with an annual turnover above £500m, and financial institutions, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. It also serves the rest of Santander UK’s business (including the Retail Banking and Commercial Banking divisions). It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both Santander UK and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and deposit taking and trade finance.

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

Abbey National Treasury Services plc 2014 Annual Report	119

Financial Statements

Notes to the Financial Statements continued

2014	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	92	66	(123)	35
Non-interest income	36	265	120	421

Total operating income/(expense)	128	331	(3)	456

Administration expenses	(23)	(194)	(35)	(252)
Depreciation, amortisation, and impairment	—	(4)	—	(4)

Total operating expenses excluding impairment losses, provisions and charges	(23)	(198)	(35)	(256)

Impairment losses on loans and advances	(30)	—	—	(30)
Provisions for other liabilities and charges	—	(9)	(23)	(32)

Total operating impairment losses, provisions and charges	(30)	(9)	(23)	(62)

Profit/(loss) before tax	75	124	(61)	138

Total assets	6,340	38,301	62,828	107,469

Average number of staff(1)	517	193	152	862

(1)	Full-time equivalents.

2013	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	74	56	(231)	(101)
Non-interest income	36	298	179	513

Total operating income/(expense)	110	354	(52)	412

Administration expenses	(19)	(168)	(5)	(192)
Depreciation, amortisation and impairment	—	(3)	—	(3)

Total operating expenses excluding impairment losses, provisions and charges	(19)	(171)	(5)	(195)

Impairment losses on loans and advances	(31)	—	—	(31)
Provisions for other liabilities and charges	—	(7)	(16)	(23)

Total operating impairment losses, provisions and charges	(31)	(7)	(16)	(54)

Profit/(loss) before tax	60	176	(73)	163

Total assets	6,739	37,851	164,737	209,327

Average number of staff(1)	400	166	155	721

(1)	Full-time equivalents.

2012	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income	57	21	61	139
Non-interest income/(expense)	41	402	(20)	423

Total operating income	98	423	41	562

Administration expenses	(16)	(166)	(16)	(198)
Depreciation, amortisation and impairment	—	(3)	—	(3)

Total operating expenses excluding impairment losses, provisions and charges	(16)	(169)	(16)	(201)

Impairment losses on loans and advances	(9)	—	—	(9)
Provisions for other liabilities and charges	—	(8)	(12)	(20)

Total operating impairment losses, provisions and charges	(9)	(8)	(12)	(29)

Profit before tax	73	246	13	332

Total assets	6,524	48,373	163,015	217,912

Average number of staff(1)	387	193	122	702

(1)	Full-time equivalents

Revenue by products and services

Details of revenue by product or service are disclosed in Notes 3 to 5.

Geographical information

A geographical analysis of total operating income is presented below:

	Group
	2014 £m	2013 £m	2012 £m
United Kingdom	452	411	566
Other	4	1	(4)

	456	412	562

120	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

A geographical analysis of total assets other than financial instruments and current and deferred tax assets is presented below:

	2014 £m	2013 £m
United Kingdom	27	14
Other	1	—

	28	14

3. NET INTEREST INCOME

	Group
	2014 £m	2013 £m	2012 £m
Interest and similar income:
Loans and advances to Santander UK group undertakings	2,089	2,250	3,415
Loans and advances to Banco Santander, S.A.	—	—	4
Loans and advances to other Banco Santander group undertakings	—	7	1
Other interest earning financial assets	429	440	450

Total interest and similar income	2,518	2,697	3,870

Interest expense and similar charges:
Deposits by Santander UK group undertakings	(1,348)	(1,435)	(2,326)
Deposits by Banco Santander, S.A.	—	(14)	(30)
Deposits by other Banco Santander group undertakings	—	(4)	(4)
Other interest bearing financial liabilities	(1,135)	(1,345)	(1,371)

Total interest expense and similar charges	(2,483)	(2,798)	(3,731)

Net interest income/(expense)	35	(101)	139

4. NET FEE AND COMMISSION INCOME

	Group
	2014 £m	2013 £m	2012 £m
Fee and commission income:
Corporate products	122	107	119

Fee and commission expense:
Other fees paid	—	—	—

Net fee and commission income	122	107	119

5. NET TRADING AND OTHER INCOME

	Group
	2014 £m	2013 £m	2012 £m
Net trading and funding of other items by the trading book	404	353	344
Net gains on assets designated at fair value through profit or loss	224	40	545
Net losses on liabilities designated at fair value through profit or loss	(123)	(139)	(180)
Net (losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(203)	155	(439)
Net share of profit/(loss) from associates and joint ventures	—	—	—
Net profit on sale of available for sale assets	1	45	7
Net loss on sale of property, plant and equipment and intangible fixed assets	—	—	—
Hedge ineffectiveness and other	(4)	(48)	27

	299	406	304

‘Net trading and funding of other items by the trading book’ includes fair value losses of £22m (2013: £58m, 2012: £149m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivative financial instruments section of the Accounting Policies. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £24m (2013: £59m, 2012: £150m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £2m (2013: £1m, 2012: £1m).

Abbey National Treasury Services plc 2014 Annual Report	121

Financial Statements

Notes to the Financial Statements continued

6. ADMINISTRATION EXPENSES

	Group
	2014 £m	2013 £m	2012 £m
Staff costs:
Wages and salaries	137	101	111
Social security costs	18	13	15
Pensions costs:
- defined contribution plans	7	6	6
Other personnel costs	5	4	7

	167	124	139
Property, plant and equipment expenses	8	7	7
Information technology expenses	56	44	44
Other administration expenses	21	17	8

	252	192	198

7. DEPRECIATION, AMORTISATION AND IMPAIRMENT

	Group
	2014 £m	2013 £m	2012 £m
Depreciation of property, plant and equipment	3	3	3
Amortisation of intangible assets	1	—	—

	4	3	3

8. IMPAIRMENT LOSSES AND PROVISIONS

	Group
	2014 £m	2013 £m	2012 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 17)	31	31	9
Recoveries of loans and advances	(1)	—	—

	30	31	9

Provisions for other liabilities and charges:
- New and increased allowances (Note 32)	32	23	20

Total impairment losses and provisions charged to the income statement	62	54	29

9. AUDIT AND OTHER SERVICES

The fees for audit and other services payable to the Company’s auditor, Deloitte LLP, are analysed as follows:

	Group
	2014 £m	2013 £m	2012 £m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the ANTS group’s annual accounts	0.8	0.7	0.6
Fees payable to the Company’s auditor and its associates for other services to the ANTS group:
- The audit of the ANTS group’s subsidiaries	0.1	0.1	0.1

Total audit fees	0.9	0.8	0.7

Non-audit fees:
Audit-related assurance services	0.6	0.6	0.7

Total non-audit fees	0.6	0.6	0.7

Audit-related assurance services relate to services performed in connection with the statutory and regulatory filings of the Company and its associates. Audit-related assurance services accord with the definition of ‘Audit related fees’ per US Securities and Exchange Commission (‘SEC’) guidance and relate to services performed in connection with securitization, debt issuance and related work and assurance reporting to prudential regulators.

No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration or corporate finance services were provided by the external auditor during these years. A framework for ensuring auditor’s independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments by the Santander UK plc Board Audit Committee. Services provided by the Santander UK group’s external auditor are subject to approval by the Santander UK plc Board Audit Committee. No services were provided pursuant to contingent fee arrangements.

122	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

10. TAXATION

	Group
	2014 £m	2013 £m	2012 £m
Current tax:
UK corporation tax on profit for the year	31	18	42
Adjustments in respect of prior years	(17)	(29)	30

Total current tax charge/(credit)	14	(11)	72

Deferred tax (Note 24)
Origination and reversal of temporary differences	2	4	4
Change in rate of UK corporation tax	—	2	1
Adjustments in respect of prior years	1	4	(9)

Total deferred tax charge/(credit)	3	10	(4)

Tax expense/(credit) on profit for the year	17	(1)	68

UK corporation tax is calculated at 21.5% (2013: 23.25%, 2012: 24.5%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 23% to 21% with effect from 1 April 2014. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The Finance Act 2013, which provides for a reduction in the main rate of UK corporation tax to 21% effective from 1 April 2014 and 20% effective from 1 April 2015 was enacted on 17 July 2013. As the changes in rates were substantively enacted prior to 31 December 2014, they have been reflected in the deferred tax balance at 31 December 2014.

The effective tax rate for 2014, based on profit before tax, was 12.3% (2013: (0.6)%, 2012: 20.5%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2014 £m	2013 £m	2012 £m
Profit before tax	138	163	332

Tax calculated at a tax rate of 21.5% (2013: 23.25%, 2012: 24.5%)	30	38	81
Non-taxable dividend income	—	(3)	(3)
Non-deductible UK Bank Levy	7	5	5
Other non-equalised items (including index-linked gilts)	(4)	(15)	(29)
Utilisation of capital losses for which credit was not previously recognised	—	(3)	(8)
Effect of change in tax rate on deferred tax provision	—	2	1
Adjustment to prior year provisions	(16)	(25)	21

Tax expense/(credit)	17	(1)	68

In addition to the corporation tax expense charged to profit or loss, tax of £23m (2013: credited £12m, 2012: credited £1m) has been charged in other comprehensive income in the year, as follows:

2014		Group
		Before tax amount £m	Total tax £m	After tax amount £m
Net gains/(losses) on cash flow hedging		122	(24)	98
Movements in available-for-sale securities:	- Losses due to changes in fair value	(1)	—	(1)
	- Gains transferred to profit or loss on sale	(2)	1	(1)
Exchange differences on translation of foreign operations		(4)	—	(4)

Other comprehensive income		115	(23)	92

2013		Group
		Before tax amount £m	Total tax £m	After tax amount £m
Net gains/(losses) on cash flow hedging		(18)	4	(14)
Movements in available-for-sale securities:	- Gains due to changes in fair value	10	(2)	8
- Gains transferred to profit or loss on sale		(45)	10	(35)

Other comprehensive income		(53)	12	(41)

2012		Group
		Before tax amount £m	Total tax £m	After tax amount £m
Movements in available-for-sale securities:	- Gains due to changes in fair value	5	(1)	4

Other comprehensive income		5	(1)	(4)

Abbey National Treasury Services plc 2014 Annual Report	123

Financial Statements

Notes to the Financial Statements continued

Current tax assets and liabilities

Movements on current tax assets and liabilities during the year were as follows:

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Assets	—	—	—	—
Liabilities	(223)	(175)	(223)	(175)

At 1 January	(223)	(175)	(223)	(175)
Income statement	(14)	11	(14)	8
Other comprehensive income	1	8	1	7
Corporate income tax paid	4	4	4	4
Other movements	8	(71)	8	(67)

	(224)	(223)	(224)	(223)

Assets	—	—	—	—
Liabilities	(224)	(223)	(224)	(223)

At 31 December	(224)	(223)	(224)	(223)

Other movements include current tax amounts relating to amounts settled by intercompany group relief.

The Santander UK group (including ANTS) has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. A provision for the full amount of tax in dispute has been made through the tax charge in previous years.

Further information about deferred tax is presented in Note 25.

11. DIVIDENDS

Ordinary dividends declared and authorised during the year were as follows:

	Group and Company			Group and Company
	2014 Pence per share	2013 Pence per share	2012 Pence per share	2014 £m	2013 £m	2012 £m
Ordinary shares (equity):
In respect of current year – interim	—	29.42	—	—	750	—

	—	29.42	—	—	750	—

124	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

12. CASH AND BALANCES AT CENTRAL BANKS

	Group and Company
	2014 £m	2013 £m
Balances with central banks	4,460	4,911

Balances with central banks above represent amounts held at the Bank of England and the US Federal Reserve as part of the Santander UK group’s liquidity management activities. This is described further in the Risk Review. In addition, it includes certain minimum cash balances held for regulatory purposes required to be maintained with the Bank of England. At 31 December 2014, these amounted to £37m (2013: £37m) for the ANTS group and £37m (2013: £37m) for the Company.

13. TRADING ASSETS

		Group and Company
		2014 £m	2013 £m
Loans and advances to banks	- securities purchased under resale agreements	785	4,219
	- other(1)	5,151	5,107
Loans and advances to customers	- securities purchased under resale agreements	2,200	4,210
	- other(1)	807	192
Debt securities		7,981	7,859
Equity securities		4,449	310

		21,373	21,897

(1)	Total ‘other’ comprises short-term loans of £816m (2013: £193m) and cash collateral of £5,142m (2013: £5,106m).

Debt securities can be analysed by type of issuer as follows:

	Group and Company
	2014 £m	2013 £m
Issued by public bodies:
- Government securities	7,002	6,631
Issued by other issuers:
- Fixed and floating rate notes(1): Government guaranteed	979	1,081
- Fixed and floating rate notes(1): Other	—	147

	7,981	7,859

(1)	The FRNs are rated 43% AA+, 57%% AA- (2013: 25% AAA, 39% AA+ and 36% AA-).

Debt securities and equity securities can be analysed by listing status as follows:

	Group and Company
	2014 £m	2013 £m
Debt securities:
- Listed in the UK	1,315	1,489
- Listed elsewhere	1,906	1,582
- Unlisted(1)	4,760	4,788

	7,981	7,859

Equity securities:
- Listed in the UK	2,842	248
- Listed elsewhere	1,607	62

	4,449	310

(1)	These largely represent Japanese Treasury bonds for which there is no financial listing.

Included in the above balances are amounts owed to the ANTS group by Banco Santander, S.A. of £48m (2013: £80m), fellow subsidiaries of Banco Santander, S.A. of £73m (2013: £32m), Santander UK plc of £nil (2013: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2013: £nil) respectively.

Abbey National Treasury Services plc 2014 Annual Report	125

Financial Statements

Notes to the Financial Statements continued

14. DERIVATIVE FINANCIAL INSTRUMENTS

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

Under IAS 39, all derivatives are classified as ‘held for trading’ (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives:

•	those used in sales activities, and

•

those used for risk management purposes but, for various reasons, either the ANTS group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. These consist of:

•

non-qualifying hedging derivatives (known as ‘economic hedges’), whose terms match other on-balance sheet instruments but do not meet the technical criteria for hedge accounting, or which use natural offsets within other on-balance sheet instruments containing the same risk features as part of an integrated approach to risk management, and hence do not require the application of hedge accounting to achieve a reduction in income statement volatility;

•

derivatives managed in conjunction with financial instruments designated at fair value (known as the ‘fair value option’). The fair value option is described more fully in the Accounting Policy ‘Financial assets’ and Notes 15 and 29. The ANTS group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the ANTS group associated with complying with the detailed hedge accounting requirements of IAS 39;

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

All derivatives are required to be held at fair value through profit or loss, and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair values of derivatives are derived is set out in Note 40. This is described in more detail in the accounting policies ‘Derivative financial instruments’ and ‘Hedge accounting’. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off or netting exists and the cash flows are intended to be settled on a net basis.

126	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

Commercial Banking and Corporate & Institutional Banking deal with customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Corporate & Institutional Banking. Corporate & Institutional Banking is responsible for implementing ANTS group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

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

The accounting for these derivatives is described in the accounting policy ‘Hedge accounting’ in Note 1. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.

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

	Group and Company
	2014			2013
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	137,645	3,815	4,821	131,609	2,553	3,321
- Foreign exchange swaps, options and forwards	42,367	1,061	505	40,131	1,110	393

	180,012	4,876	5,326	171,740	3,663	3,714

Interest rate contracts:
- Interest rate swaps	697,624	15,908	15,181	622,441	12,647	11,646
- Caps, floors and swaptions	53,321	2,081	1,988	56,239	1,910	1,878
- Futures (exchange traded)	68,434	4	8	31,137	11	30
- Forward rate agreements	91,353	7	42	29,379	1	1

	910,732	18,000	17,219	739,196	14,569	13,555

Equity and credit contracts:
- Equity index swaps and similar products	27,963	2,081	2,496	33,430	2,333	3,010
- Equity index options (exchange traded)	10,681	149	1	13,115	311	1
- Credit default swaps and similar products	66	25	2	158	32	3

	38,710	2,255	2,499	46,703	2,676	3,014

Commodity contracts:
- OTC swaps	18	2	2	54	2	2

	18	2	2	54	2	2

Total derivative assets and liabilities held for trading	1,129,472	25,133	25,046	957,693	20,910	20,285

Abbey National Treasury Services plc 2014 Annual Report	127

Financial Statements

Notes to the Financial Statements continued

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	2,536	33	85	2,545	3	190
Interest rate contracts:
- Interest rate swaps	57,210	366	1,263	86,079	612	960

	59,746	399	1,348	88,624	615	1,150

Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	8,251	162	168	2,068	22	56
Interest rate contracts:
- Interest rate swaps	5,212	98	45	2,079	3	5

	13,463	260	213	4,147	25	61

Total derivative assets and liabilities held for hedging	73,209	659	1,561	92,771	640	1,211

Total recognised derivative assets and liabilities	1,202,681	25,792	26,607	1,050,464	21,550	21,496

Included in the above balances are amounts owed to the ANTS group by Banco Santander, S.A. of £2,040m (2013: £2,053m), fellow subsidiaries of Banco Santander, S.A. of £475m (2013: £165m), Santander UK plc of £2,001m (2013: £1,617m), and subsidiaries of Santander UK group outside the ANTS group of £1,769m (2013: £1,198m) respectively and amounts owed by the ANTS group to Banco Santander, S.A. of £1,717m (2013: £1,932m), fellow subsidiaries of Banco Santander, S.A. of £485m (2013: £192m), Santander UK plc of £3,121m (2013: £2,047m) and subsidiaries of the Santander UK group outside the ANTS group of £1,004m (2013: £882m). The net exposures after collateral to Banco Santander, S.A. and fellow subsidiaries of Banco Santander, S.A. outside the ANTS group at 31 December 2014 amounted to £nil (2013: £520m) and £nil (2013: £nil) respectively, with collateral held exceeding the net position.

In addition, in the ordinary course of business, the ANTS group entered into long-term interest rate contracts as economic hedges with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2014 was £18m (2013: £34m). These long-term interest rate contracts are included within ‘derivatives held for trading—interest rate contracts’ shown above.

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

	Group
	2014 £m	2013 £m	2012 £m
Fair value hedging:
- (Losses)/gains on hedging instruments	(577)	483	(100)
- Gains/(losses) on hedged items attributable to hedged risks	574	(522)	169

Fair value hedging ineffectiveness	(3)	(39)	69
Cash flow hedging ineffectiveness	9	1	—

	6	(38)	69

The ANTS group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with covered bond issuances, and subordinated and senior debt securities in issue. The gains or losses arising on these assets and liabilities are presented in the table above on a combined basis.

Hedged cash flows

The following tables show when the ANTS group and Company’s hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

	Group and Company
	Up to 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 - 10 years	Total
2014	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	69	87	108	98	60	114	536
Forecast payable cash flows	(108)	(1,638)	(762)	(1,530)	(1,750)	(2,148)	(7,936)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	66	87	108	98	60	114	533
Forecast payable cash flows	(88)	(1,631)	(762)	(1,530)	(1,750)	(2,148)	(7,909)

	Group and Company
2013	Up to 1 year £m	1 - 2 years £m	2 - 3 years £m	3 - 4 years £m	4 - 5 years £m	5 - 10 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	43	54	75	93	67	90	422
Forecast payable cash flows	(50)	(50)	(50)	(49)	(1,490)	(660)	(2,349)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	43	54	75	93	63	87	415
Forecast payable cash flows	(50)	(50)	(50)	(49)	(1,470)	(652)	(2,321)

There were no transactions for which cash flow hedge accounting had to be ceased during the years ended 31 December 2014 and 2013 as a result of the highly probable cash flows no longer being expected to occur.

During the year, gains and losses transferred from the cash flow hedging reserve to net interest income were a net gain of £49m (2013: gain of £13m, 2012: £nil) and to net trading and other income were a net loss of £80m (2013: £63m loss, 2012: £nil).

128	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

15. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Group and Company
	2014 £m	2013 £m
Loans and advances to customers	2,259	2,218
Debt securities	318	316

	2,577	2,534

Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis, or where the assets are managed and their performance evaluated on a fair value basis.

The following assets have been designated at fair value through profit or loss:

•	Loans and advances to customers, representing loans to housing associations secured on residential property of £1,826m (2013: £1,847m) and other loans of £433m (2013: £371m):

•

Loans to housing associations secured on residential property of £1,826m (2013: £1,847m) which, at the date of their origination, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Since 2009, the ANTS group’s policy has been not to designate similar new loans at fair value through profit or loss.

•

Other loans of £433m (2013: £371m), representing a portfolio of roll-up mortgages, are managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

•	Debt securities, representing holdings of asset-backed securities of £318m (2013: £316m):

•

Mortgage-backed securities of £226m (2013: £229m) and other asset backed debt securities of £36m (2013: £29m) are managed and their performance evaluated on a fair value basis in accordance with a documented strategy, and information about them is provided on that basis to management.

•

Other asset-backed securities of £56m (2013: £58m) which were issued by Banco Santander entities in Spain. At the date of their acquisition, they were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Almost all of these securities are now managed on an accruals basis, but are not eligible for reclassification under IAS 39.

Included in the above balances are amounts owed to the ANTS group by Banco Santander, S.A. of £nil (2013: £nil), fellow subsidiaries of Banco Santander, S.A. of £54m (2013: £56m), Santander UK plc of £nil (2013: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2013: £nil).

Abbey National Treasury Services plc 2014 Annual Report	129

Financial Statements

Notes to the Financial Statements continued

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was mitigated by the ANTS group having a charge over the residential properties in respect of lending to housing associations. See ‘Maximum exposure to credit risk’ on page 42.

The net gain during the year attributable to changes in credit risk for loans and advances designated at fair value was £10m (2013: net loss of £98m, 2012: net loss of £182m) for the ANTS group. The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2014 was £248m (2013: cumulative net loss of £258m).

Debt securities can be analysed by type of issuer as follows:

	Group and Company
	2014 £m	2013 £m
Mortgage-backed securities	226	229
Other asset-backed securities	92	87

	318	316

Debt securities can be analysed by listing status as follows:

	Group and Company
	2014 £m	2013 £m
Listed in the UK	219	218
Listed elsewhere	92	88
Unlisted(1)	7	10

	318	316

(1)	Comprises Social Housing.

Asset-backed securities can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
MBS	170	218	218	128	171	218	218	127	(18)	2

	170	218	218	128	171	218	218	127	(18)	2

US
MBS	7	8	8	114	7	10	10	143	1	—

	7	8	8	114	7	10	10	143	1	—

Rest of Europe
ABS	84	92	92	110	96	87	87	91	(17)	(13)
MBS	—	—	—	—	1	1	1	100	—	—

	84	92	92	110	97	88	88	91	(17)	(13)

Total	261	318	318	122	275	316	316	115	(34)	(11)

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
ABS	—	—	—	—	—	—	—	—	—	—
MBS	157	199	199	127	157	203	203	129	(13)	1

	157	199	199	127	157	203	203	129	(13)	1

AA
ABS	14	13	13	93	54	51	51	94	(3)	(4)
MBS	20	27	27	135	20	24	24	120	(4)	1

	34	40	40	118	74	75	75	101	(7)	(3)

A
ABS	65	75	75	115	40	34	34	85	(14)	(9)
MBS	—	—	—	—	1	1	1	100	—	—

	65	75	75	115	41	35	35	85	(14)	(9)

BBB
ABS	5	4	4	80	2	2	2	100	—	—
MBS	—	—	—	—	1	1	1	100	—	—

	5	4	4	80	3	3	3	100	—	—

Total	261	318	318	122	275	316	316	115	(34)	(11)

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

130	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

16. LOANS AND ADVANCES TO BANKS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Placements with other banks - securities purchased under resale agreements	272	273	272	273
- other	1,107	1,257	1,057	1,253
Amounts due from Banco Santander - securities purchased under resale agreements	—	50	—	50
- other	3	—	3	—
Amounts due from Santander UK group undertakings - securities purchased under resale agreements	404	468	404	468
- other	9,558	111,601	9,554	111,598

	11,344	113,649	11,290	113,642

Almost all of the ANTS group’s loans and advances to banks are transactions with other Santander UK group companies in the ordinary course of business. ANTS provides treasury, corporate and wholesale banking services to the wider Santander UK group. The ANTS group is also the treasury support function for the Santander UK group.

As part of the banking reform programme, the intercompany funding arrangements between Abbey National Treasury Services plc and its immediate parent Santander UK plc have been amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and Abbey National Treasury Services plc rather than the gross funding requirements as previously. In preparation for this change, a rationalisation of the current booking model was carried out in 2014. Following this, the legal agreements between Santander UK plc and Abbey National Treasury Services plc were changed. As a result, only trades that generate the actual net funding requirement are reported. The intercompany balances between Santander UK plc and Abbey National Treasury Services plc reduced by £100bn predominantly due to this change.

During the years ended 31 December 2014, 2013 and 2012, no impairment losses were incurred.

Loans and advances to banks are repayable as follows:

	Group		Company
Repayable:	2014 £m	2013 £m	2014 £m	2013 £m
On demand	7,723	28,927	7,670	28,920
In not more than 3 months	2,285	51,090	2,285	51,090
In more than 3 months but not more than 1 year	450	13,455	450	13,455
In more than 1 year but not more than 5 years	270	9,485	269	9,485
In more than 5 years	616	10,692	616	10,692

	11,344	113,649	11,290	113,642

Loans and advances to banks can be analysed by the geographical location of the issuer or counterparty as follows:

	Group
Country	2014 £m	2013 £m
UK	10,705	112,907
Spain	3	54
France	—	62
Rest of Europe	—	99
US	636	527

	11,344	113,649

Loans and advances to banks can be analysed by the credit rating of the issuer or counterparty as follows:

	Group
Credit rating(1)	2014 £m	2013 £m
AA	—	133
AA-	—	361
A+	159	2
A	10,267	112,066
A-	833	953
BBB	85	134

	11,344	113,649

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Abbey National Treasury Services plc 2014 Annual Report	131

Financial Statements

Notes to the Financial Statements continued

17. LOANS AND ADVANCES TO CUSTOMERS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Amounts due from Santander UK group undertakings	24,919	27,477	24,952	27,492
Amounts due from Banco Santander group undertakings	66	153	66	153
Other loans and advances	13,376	13,541	13,372	13,536

Loans and advances to customers	38,361	41,171	38,390	41,181
Less: impairment loss allowances	(76)	(63)	(80)	(63)

Loans and advances to customers, net of impairment loss allowances	38,285	41,108	38,310	41,118

	Group		Company
Repayable:	2014 £m	2013 £m	2014 £m	2013 £m
On demand	36	1	28	10
In no more than 3 months	2,815	2,923	2,855	2,926
In more than 3 months but not more than 1 year	4,547	4,364	4,545	4,362
In more than 1 year but not more than 5 years	15,740	18,072	15,740	18,070
In more than 5 years	15,223	15,811	15,222	15,813

Loans and advances to customers	38,361	41,171	38,390	41,181
Less: impairment loss allowances	(76)	(63)	(80)	(63)

Loans and advances to customers, net of impairment loss allowances	38,285	41,108	38,310	41,118

The loans and advances to customers in the above table have the following interest rate structure:

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Fixed rate	22,160	23,243	22,200	23,258
Variable rate	16,201	17,928	16,190	17,923
Less: impairment loss allowances	(76)	(63)	(80)	(63)

	38,285	41,108	38,310	41,118

Movement in impairment loss allowances:

	Group
	2014 £m	2013 £m	2012 £m
At 1 January:
- Observed	61	110	97
- Incurred but not yet observed	2	2	33

	63	112	130

Charge/(release) to the income statement:
- Observed	(2)	31	40
- Individual	(2)	37	32
- Collective	—	(6)	8
- Incurred but not yet observed	33	—	(31)

	31	31	9

Write offs:
- Observed	(18)	(80)	(27)
- Incurred but not yet observed	—	—	—

	(18)	(80)	(27)

At 31 December:
- Observed	41	61	110
- Incurred but not yet observed	35	2	2

	76	63	112

	Company
	2014 £m	2013 £m	2012 £m
At 1 January	63	112	130
Charge to the income statement	35	31	9
Write offs	(18)	(80)	(27)

At 31 December	80	63	112

Recoveries:

Group
Corporate Loans £m
2014	1

2013	—

2012	—

132	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

18. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

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

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group and Company
	2014 £m	2014 £m	2013 £m	2013 £m
Nature of transaction	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities
Sale and repurchase agreements	2,023	1,831	1,770	1,758
Securities lending agreements	42	38	428	423

	2,065	1,869	2,198	2,181

19. LOANS AND RECEIVABLES SECURITIES

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Asset-backed securities	22	128	22	128
Other	—	—	1	—

Loans and receivables securities, net of impairment allowances	22	128	23	128

These asset-backed securities were acquired as part of an alignment of portfolios across the Banco Santander group in 2010 and are being run down. Detailed analysis of these securities is set out below.

Asset-backed securities can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
Country	Nominal value £m	Book value £m	Fair value £m	Fair value as % of nominal %	Nominal value £m	Book value £m	Fair value £m	Fair value as % of nominal %	2014 £m	2013 £m
UK
MBS	4	4	4	100	5	5	5	100	—	—

	4	4	4	100	5	5	5	100	—	—

US
ABS	13	11	14	108	23	18	19	83	—	—

	13	11	14	108	23	18	19	83	—	—

Rest of Europe
MBS	—	—	—	—	102	97	96	94	—	2

	—	—	—	—	102	97	96	94	—	2

Rest of world
ABS	8	7	4	50	9	8	6	67	—	—

	8	7	4	50	9	8	6	67	—	—

	25	22	22	88	139	128	126	91	—	2

Abbey National Treasury Services plc 2014 Annual Report	133

Financial Statements

Notes to the Financial Statements continued

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
Credit rating(1)	Nominal value £m	Book value £m	Fair value £m	Fair value as % of nominal %	Nominal value £m	Book value £m	Fair value £m	Fair value as % of nominal %	2014 £m	2013 £m
AAA
ABS	19	16	14	74	1	1	1	100	—	—
MBS	—	—	—	—	78	74	75	96	—	1

	19	16	14	74	79	75	76	96	—	1

AA
ABS	2	2	4	200	—	—	—	—
MBS	3	3	2	67	17	16	14	82	—	1

	5	5	6	120	17	16	14	82	—	1

A
ABS	—	—	—	—	12	10	10	83	—	—
MBS	—	—	—	—	12	12	12	100	—	—

	—	—	—	—	24	22	22	92	—	—

BBB
ABS	—	—	—	—	—	—	—	—	—	—
MBS	1	1	2	200	—	—	—	—	—	—

	1	1	2	200	—	—	—	—	—	—

Below BBB
ABS	—	—	—	—	19	15	14	74	—	—

	—	—	—	—	19	15	14	74	—	—

	25	22	22	88	139	128	126	91	—	2

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Asset-backed securities above include the following:

•	ALT-A US asset-backed securities – the ANTS group holds no ALT-A US asset-backed securities.

•

Monoline insurer exposures – the ANTS group has a £nil (2013: £30m) exposure to corporate bonds and securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as secondary sources of repayment.

20. AVAILABLE-FOR-SALE SECURITIES

	Group and Company
	2014 £m	2013 £m
Debt securities	2,525	2,962

Debt securities can be analysed by listing status as follows:

	Group and Company
	2014 £m	2013 £m
Listed in the UK	2,438	2,664
Listed elsewhere	87	298

	2,525	2,962

Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

2014	Group
	On demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Issued by public bodies:
- UK Government	—	—	—	—	—	—	1,459	189	797	2,445
Banks	—	—	—	—	—	—	—	80	—	80

	—	—	—	—	—	—	1,459	269	797	2,525

Weighted average yield	—	—	—	—	—	—	2.51%	1.27%	2.50%	2.08%

2013	Group
	On demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Issued by public bodies:
- UK Government	—	—	—	—	—	—	—	2,284	380	2,664
- Other OECD	—	—	—	—	—	—	—	201	97	298

	—	—	—	—	—	—	—	2,485	477	2,962

Weighted average yield	—	—	—	—	—	—	—	1.96%	2.20%	2.00%

134	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

The movement in available-for-sale securities can be summarised as follows:

	Group and Company
	2014 £m	2013 £m	2012 £m
At 1 January	2,962	5,113	—
Additions	—	1,227	5,990
Redemptions and maturities	(415)	(3,343)	(869)
Amortisation of discount	—	(45)	—
Exchange adjustments	—	—	(13)
Movement in fair value	(22)	10	5

At 31 December	2,525	2,962	5,113

21. INTERESTS IN OTHER ENTITIES

Interests in subsidiaries are eliminated during the preparation of the Consolidated Financial Statements. Interests in subsidiaries in the Company unconsolidated financial statements are held at cost subject to impairment. The movement in interests in subsidiaries in the Company unconsolidated financial statements was as follows:

	Company
2014	Cost £m	Impairment £m	Net book value £m
At 1 January	67	(21)	46
Additions	26	—	26

At 31 December	93	(21)	72

	Company
2013	Cost £m	Impairment £m	Net book value £m
At 1 January	2,205	(21)	2,184
Additions	166	—	166
Disposal	(1,018)	—	(1,018)
Capital reduction of subsidiaries	(1,286)	—	(1,286)

At 31 December	67	(21)	46

In 2013, the movements on interests in subsidiaries principally represented changes in the capital invested in certain subsidiaries as a result of an internal reorganisation within the ANTS group. In addition, in December 2013, ANTS entered into a share sale agreement with its parent company, Santander UK plc and sold 100% of the issued share capital of Abbey National Treasury Services Overseas Holdings.

Principal subsidiaries

The principal subsidiary of the Company that comprises a related undertaking under the UK Companies Act 2006 (and so excludes certain securitisation companies) at 31 December 2014 is Abbey National North America LLC, which is indirectly held through subsidiary companies, and is unlisted. Abbey National North America LLC is included in the Consolidated Financial Statements. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 410(2) of the UK Companies Act 2006, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the ANTS group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 410(3)(b) of the UK Companies Act 2006. All companies operate principally in their country of incorporation or registration. The Company also has a branch office in the US and the Cayman Islands.

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

The only structured entities sponsored but not consolidated by the ANTS group are structured entities which issue shares that back retail structured products. At 31 December 2014, the total value of products issued by these entities was £nil (2013: £11m). The ANTS group’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products. The maximum exposure to these structured entities consists of trading assets (Repurchases held by the ANTS group) of £nil (2013: £9m). The ANTS group holds no interest in these vehicles, nor does it have any control over or exposure to the variable returns, and therefore these entities have not been consolidated.

Structured entities not sponsored by the ANTS group

The ANTS group also has interests in structured entities which it does not sponsor or control. These largely consist of holdings of mortgage and other asset-backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. Details of these securities are set out in Note 15 ‘Financial assets designated at fair value’ and Note 19 ‘Loans and receivables securities’. Management has concluded that the ANTS group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

Abbey National Treasury Services plc 2014 Annual Report	135

Financial Statements

Notes to the Financial Statements continued

22. INTANGIBLE ASSETS

	Group and Company
	2014 £m	2013 £m
Cost
At 1 January	9	8
Additions	6	1

At 31 December	15	9

Accumulated amortisation / depreciation
At 1 January	1	1
Charge for the year	1	—

31 December	2	1

Net book value	13	8

The intangible assets of the ANTS group and the Company consist of computer software.

23. PROPERTY, PLANT AND EQUIPMENT

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost
At 1 January 2014	1	27	61	—	89
Additions	—	6	—	1	7

At 31 December 2014	1	33	61	1	96

Accumulated depreciation
At 1 January 2014	1	22	60	—	83
Charge for the year	—	3	—	—	3

At 31 December 2014	1	25	60	—	86

Net book value	—	8	1	1	10

Cost
At 1 January 2013	1	24	61	—	86
Additions	—	3	—	—	3

At 31 December 2013	1	27	61	—	89

Accumulated depreciation
At 1 January 2013	1	19	60	—	80
Charge for the year	—	3	—	—	3

At 31 December 2013	1	22	60	—	83

Net book value	—	5	1	—	6

136	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Company
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost
At 1 January 2014	—	24	60	—	84
Additions	—	6	—	1	7

At 31 December 2014	—	30	60	1	91

Accumulated depreciation
At 1 January 2014	—	19	59	—	78
Charge for the year	—	3	—	—	3

At 31 December 2014	—	22	59	—	81

Net book value	—	8	1	1	10

Cost
At 1 January 2013	—	21	60	—	81
Additions	—	3	—	—	3

At 31 December 2013	—	24	60	—	84

Accumulated depreciation
At 1 January 2013	—	16	59	—	75
Charge for the year	—	3	—	—	3

At 31 December 2013	—	19	59	—	78

Net book value	—	5	1	—	6

At 31 December 2014 and 2013, there was no capital expenditure contracted, but not provided for in respect of property, plant and equipment. Of the carrying value at the balance sheet date, £1m (2013:£nil) related to assets under construction.

24. DEFERRED TAX

Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The movement on the deferred tax account was as follows:

	Group and Company
	2014 £m	2013 £m
At 1 January	15	20
Income statement charge	(3)	(10)
(Charged)/credited to other comprehensive income:
- available-for-sale financial assets	—	1
- cash flow hedges	(24)	4

At 31 December	(12)	15

Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the ANTS group and Company has the legal right to off set and intends to settle on a net basis. The deferred tax assets and liabilities are attributable to the following items:

	Group and Company
	2014 £m	2013 £m
Deferred tax assets/(liabilities)
Accelerated book depreciation	1	1
IFRS transitional adjustments	1	3
Other temporary differences	(14)	11

	(12)	15

The deferred tax assets/(liabilities) scheduled above have been recognised in both the Company and the ANTS group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse.

The deferred tax (credit)/charge in the income statement comprises the following temporary differences:

	Group
	2014 £m	2013 £m	2012 £m
Accelerated tax depreciation	—	—	1
IFRS transitional adjustments	1	2	2
Other temporary differences	2	8	(7)

	3	10	(4)

Abbey National Treasury Services plc 2014 Annual Report	137

Financial Statements

Notes to the Financial Statements continued

25. OTHER ASSETS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Trade and other receivables	127	180	96	180
Prepayments	5	—	—	—
Accrued income	1	—	—	—

	133	180	96	180

Included in the above balances are amounts due to the ANTS group by Banco Santander, S.A. of £5m (2013: £2m), fellow subsidiaries of Banco Santander, S.A. of £nil (2013: £11m), Santander UK plc of £84m (2013: £89m) and subsidiaries of Santander UK group outside the ANTS group of £6m (2013: £69m) respectively.

26. DEPOSITS BY BANKS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Amounts due to Santander UK subsidiaries	12,485	115,986	12,484	115,985
Securities sold under repurchase agreements	4,015	4,164	4,015	4,164
Amounts due to Banco Santander, S.A. - securities sold under repurchase agreements	—	49	—	49
- Other	21	7	21	7
Deposits held as collateral	3	—	3	—
Other deposits	892	492	892	492

	17,416	120,698	17,415	120,697

Repayable:
On demand	5,056	17,921	5,055	17,921
In not more than 3 months	4,957	14,741	4,957	14,741
In more than 3 months but not more than 1 year	2,020	30,001	2,020	30,001
In more than 1 year but not more than 5 years	4,549	38,627	4,549	38,626
In more than 5 years	834	19,408	834	19,408

	17,416	120,698	17,415	120,697

As part of the banking reform programme, the intercompany funding arrangements between Abbey National Treasury Services plc and its immediate parent Santander UK plc have been amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and Abbey National Treasury Services plc rather than the gross funding requirements as previously. In preparation for this change, a rationalisation of the current booking model was carried out in 2014. Following this, the legal agreements between Santander UK plc and Abbey National Treasury Services plc were changed. As a result, only trades that generate the actual net funding requirement are reported. The intercompany balances between Santander UK plc and Abbey National Treasury Services plc reduced by £100bn predominantly due to this change.

27. DEPOSITS BY CUSTOMERS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Amounts due to Santander UK subsidiaries	873	2,317	4,417	5,510
Amounts due to fellow Banco Santander subsidiaries (not Banco Santander, S.A.)	—	—	—	—
Securities sold under repurchase agreements	—	418	—	418
Wholesale funds and deposits(1)	3,650	5,045	3,650	5,045

	4,523	7,780	8,067	10,973

Repayable:
On demand	675	134	671	149
In no more than 3 months	2,197	2,292	4,971	4,601
In more than 3 months but not more than 1 year	633	2,120	1,369	2,989
In more than 1 year but not more than 5 years	742	2,279	749	2,279
In more than 5 years	276	955	307	955

	4,523	7,780	8,067	10,973

(1)

Consists of equity index-linked deposits of £1,963m (2013: £2,962m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,963m and £107m, respectively (2013: £2,962m and £121m, respectively).

Wholesale funds and deposits are interest bearing.

138	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

28. TRADING LIABILITIES

		Group and Company
		2014 £m	2013 £m

Deposits by banks	- securities sold under repurchase agreements	4,508	7,793
	- other(1)	2,715	3,496
Deposits by customers	- securities sold under repurchase agreements	4,040	6,329
	- other(2)	859	740
Short positions in securities and unsettled trades		3,211	2,917

		15,333	21,275

(1)	Comprises cash collateral of £1,905m (2013: £1,841m) and short-term deposits of £1,669m (2013: £2,336m).
(2)

Includes equity index-linked deposits of £nil (2013: £59m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £nil for both commitments (2013: £127m and £17m, respectively).

Included in the above balances are amounts owed by the ANTS group to Banco Santander, S.A. of £433m (2013: £193m), fellow subsidiaries of Banco Santander, S.A. of £84m (2013: £13m), Santander UK plc of £nil (2013: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2013: £nil) respectively.

29. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group and Company
	2014 £m	2013 £m
Debt securities in issue:
- US$10bn Euro Commercial Paper Programme	854	865
- US$20bn Euro Medium Term Note Programme	464	591
- Euro 10bn Note, Certificate and Warrant Programme and Global Structured Solutions Programme	1,517	1,832
Warrants programme	13	119

	2,848	3,407

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

Included in the above balances are amounts owed by the ANTS group to Banco Santander, S.A. of £29m (2013: £17m) to fellow subsidiaries of Banco Santander S.A. of £67m (2013: £172m), Santander UK plc £nil (2013: £nil) and subsidiaries of the Santander UK group outside the ANTS group of £nil (2013: £nil).

Gains and losses arising from changes in the credit spread of liabilities issued by the ANTS group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the ANTS group’s own credit risk on the above debt securities in issue was £1m (2013: net loss of £13m, 2012: net loss of £86m). The cumulative net loss attributable to changes in the ANTS group’s own credit risk on the above debt securities in issue at 31 December 2014 was £7m (2013: cumulative net loss of £6m).

At 31 December 2014, the amount that would be required to be contractually paid at maturity of the debt securities in issue above was £165m (2013: £216m) higher than the carrying value.

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

Abbey National Treasury Services plc 2014 Annual Report	139

Financial Statements

Notes to the Financial Statements continued

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

Euro 10bn Note, Certificate and Warrant Programme and Global Structured Solutions Programme

The Company may from time to time issue structured notes and redeemable certificates (together the ‘N&C Securities’) and warrants (together with the N&C Securities, the ‘Securities’) denominated in any currency as agreed between the Company and the relevant dealers under the Note, Certificate and Warrant programme and the Global Structured Solutions Programmes (the ‘Structured Securities Programmes’). The securities are direct, senior and unsecured obligations of the Company that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, at least equally with all other present and future senior and unsecured obligations of the Company. The payment of all amounts due in respect of the Securities has been unconditionally and irrevocably guaranteed by Santander UK plc.

The Structured Securities Programmes provide for the issuance of commodity linked N&C Securities, credit-linked N&C Securities, currency-linked Securities, equity-linked Securities, equity index-linked Securities, fixed rate N&C Securities, floating rate N&C Securities, fund-linked Securities, inflation-linked Securities, property-linked Securities, zero-coupon/discount N&C Securities and any other structured Securities as agreed between the Company and the relevant dealers. Securities issued under the Structured Securities Programmes are governed by English law.

The maximum aggregate outstanding nominal amount of all N&C Securities and the aggregate issue prices of outstanding warrants from time to time issued under the Structured Securities Programmes will not exceed euro 10bn (or its equivalent in other currencies).

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

As at the date of this report, the Company discontinued the issue of new warrants under the Warrants Programme as new issuances are being made under the Structured Securities Programmes. The payments of all amounts due in respect of the previously issued warrants have been unconditionally and irrevocably guaranteed by Santander UK plc.

30. DEBT SECURITIES IN ISSUE

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Euro 35bn Global Covered Bond Programme	17,494	17,422	17,494	17,422
US$20bn Euro Medium Term Note Programme (See Note 28)	11,785	7,690	11,785	7,690
US$20bn Commercial Paper Programme	3,510	3,131	—	—
Euro 5bn Guaranteed French Certificates of Deposit Programme	968	890	968	890
Certificates of deposit	3,042	1,756	3,042	1,756

	36,799	30,889	33,289	27,758

Included in the above balances are amounts owed by the ANTS group to Banco Santander, S.A. of £60m (2013: £29m), fellow subsidiaries of Banco Santander, S.A. of £67m (2013: £74m), Santander UK plc of £nil (2013: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2013: £nil) respectively.

Euro 35bn Global Covered Bond Programme

The Company issues covered bonds under the euro 35bn Global Covered Bond Programme that may be denominated in any currency as agreed between the Company and the relevant dealers. The programme provides that covered bonds may be listed or admitted to trading, on the official list of the UK Listing Authority and on the London Stock Exchange’s Regulated Market or any other stock exchanges or regulated or unregulated markets. The Company may also issue unlisted covered bonds and/or covered bonds not admitted to trading on any regulated or unregulated market.

The payments of all amounts due in respect of the covered bonds have been unconditionally guaranteed by Santander UK plc. Abbey Covered Bonds LLP (the ‘LLP’), together with Santander UK plc has guaranteed payments of interest and principal under the covered bonds pursuant to a guarantee which is secured over the LLP’s portfolio of mortgages and its other assets. Recourse against the LLP under its guarantee is limited to its portfolio of mortgages and such assets.

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

140	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

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

US SEC registered debt shelf

Abbey National Treasury Services plc issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the US Securities and Exchange Commission. The notes may be issued in any currency agreed between Abbey National Treasury Services plc and the relevant underwriters in any particular issuance under the registration statement and are issued under the US$20bn Euro Medium Term Note Programme.

Euro5bn Guaranteed French Certificates of Deposit Programme

The Company may from time to time issue certificates of deposit under the Euro5bn Guaranteed French Certificates of Deposit Programme that may be denominated in any currency as agreed between the Company and the relevant dealer. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of the Company. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form, subject to a maximum maturity of 365 days or 366 days in a leap year. The certificates of deposit may bear fixed or floating rate interest. The maximum aggregate nominal amount of all certificates of deposit outstanding from time to time under the programme will not exceed euro 5bn (or its equivalent in other currencies). The certificates of deposit are not listed on any stock exchange.

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

An analysis of the above debt securities in issue by issue currency, interest rate and maturity is as follows:

			Group		Company
	Interest Rate	Maturity	2014 £m	2013 £m	2014 £m	2013 £m
Euro	0.00% - 3.99%	Up to 2014	—	1,894	—	1,894
		Up to 2015	4,018	3,214	4,018	3,214
		2016 – 2019	8,674	4,713	8,674	4,713
		2020 – 2029	3,072	2,371	3,072	2,371
		2030 – 2059	87	194	87	194
	4.00% - 4.99%	Up to 2014	—	866	—	866
		Up to 2015	—	—	—	—
		2016 – 2019	889	949	889	949
		2020 – 2029	2,042	1,819	2,042	1,819
		2030 – 2059	166	76	166	76

US dollar	0.00% - 3.99%	Up to 2014	19	6,018	19	2,887
		Up to 2015	4,825	—	1,315	—
		2016 – 2019	2,944	609	2,944	609
	4.00% - 5.99%	Up to 2015	—	—	—	—
		2016 – 2019	660	632	660	632
		2020 – 2029	650	—	650	—

Pounds sterling	0.00% - 3.99%	Up to 2014	—	1,165	—	1,165
		Up to 2015	2,311	854	2,311	854
		2016 – 2019	1,975	958	1,975	958
		2020 – 2029	616	75	616	75
	4.00% - 5.99%	Up to 2014	—	601	—	601
		2016 – 2019	417	413	417	413
		2020 – 2029	3,113	3,116	3,113	3,116

Other currencies	0.00% - 5.99%	Up to 2015	182	192	182	192
		2016 – 2019	—	—	—	—
		2020 – 2029	139	160	139	160

			36,799	30,889	33,289	27,758

Abbey National Treasury Services plc 2014 Annual Report	141

Financial Statements

Notes to the Financial Statements continued

31. OTHER LIABILITIES

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Trade and other payables	122	225	116	221
Accrued expense	133	143	130	143

	255	368	246	364

Included in the above balances are amounts owed by the ANTS group to Banco Santander, S.A. of £nil (2013: £nil), fellow subsidiaries of Banco Santander S.A. of £10m (2013: £2m), Santander UK plc of £nil (2013: £nil) and subsidiaries of Santander UK group outside the ANTS group of £39m (2013: £144m) respectively.

32. PROVISIONS

Group and Company £m
At 1 January 2014	23
Additional provisions	32
Used during the year	(23)

At 31 December 2014	32

To be settled:
Within 12 months	32
In more than 12 months	—

32

At 1 January 2013	20
Additional provisions	23
Used during the year	(20)

At 31 December 2013	23

To be settled:
Within 12 months	23
In more than 12 months	—

23

UK Bank Levy

The Finance Act 2011 introduced an annual bank levy in the UK. The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet of a Relevant Group at the end of a chargeable period. The Relevant Group for this purpose is a Foreign Banking Group whose ultimate parent is Banco Santander, S.A.. The UK Bank Levy is calculated principally on the aggregation of the consolidated balance sheet of the UK sub-group parented by Santander UK Group Holdings Limited, of which this Company is a part. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain ‘protected deposits’ (for example those protected under the Financial Services Compensation Scheme (‘FSCS’)); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; FSCS liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the UK Bank Levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities.

It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the PRA definition); and repo liabilities secured against sovereign and supranational debt.

During 2014 a rate of 0.156% was applied (2013: 0.130%). Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The UK Bank Levy is not charged on the first £20bn of chargeable liabilities.

The cost of the UK Bank Levy for 2014 was £32m (2013: £23m).

33. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The ANTS group participates in various Santander UK defined benefit and defined contribution pension schemes in operation. Details of each scheme required by IAS 19 are disclosed in Note 36 in the Annual Report of Santander UK plc. There is no contractual agreement of stated policy for charging the net defined benefit cost of the Santander UK defined benefit schemes. Therefore, in accordance with IAS 19, the defined benefit asset or liability has been recognised in the financial statements of the sponsoring employer of the scheme and the ANTS group accounts for its contributions as a defined contribution scheme. The contribution to be paid by the ANTS group is calculated as the contributions made by Santander UK plc to the schemes in respect of the ANTS group’s employees. An expense of £7m (2013: £6m, 2012: £6m) was recognised for these contributions and is included in staff costs within administration expenses in the income statement.

142	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

34. CONTINGENT LIABILITIES AND COMMITMENTS

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Guarantees given on behalf of the Company’s immediate UK parent, fellow subsidiaries and subsidiaries	157,154	149,891	160,664	153,022
Guarantees given to third parties	311	367	311	367
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– One year or less	1,055	739	1,055	739
– More than one year	11,263	9,766	11,263	9,766

	169,783	160,763	173,293	163,894

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Guarantees given on behalf of the Company’s parent

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2015 under a deed poll guarantee entered into by the Company on 10 May 2012. A copy of this guarantee is included in the Shareholder Information section.

Capital Support Deed

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the ‘Capital Support Deed’) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of the PRA’s rules. Under the PRA’s rules, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. From January 1 2014, the applicable PRA rules were replaced by Article 113 (6) of CRR.

Defined Liquidity Group liquidity facility

The Company, Santander UK plc, and Cater Allen Limited are party to a defined liquidity group liquidity facility agreement dated 28 May 2010 (the ‘DLG Facility Agreement’). The DLG Facility Agreement supports a defined liquidity group for the purposes of the PRA’s rules. The PRA’s rules permit a member of a defined liquidity group to rely on the liquid resources of other members of the defined liquidity group to comply with the PRA’s liquidity adequacy requirements. Under the DLG Facility Agreement, each party agrees to lend, subject to certain conditions and limitations, its excess liquidity to each other party.

Guarantees given to fellow subsidiaries

Via the guarantee given to the Company’s parent described above, the Company has also indirectly guaranteed the obligations of Cater Allen Limited and Abbey National International Limited that have been or will be incurred before 30 June 2015.

Guarantees given to third parties

Guarantees given to third parties consist primarily of letters of credit, bonds and guarantees granted as part of normal product facilities which are offered to customers.

Formal standby facilities, credit lines and other commitments

Standby facilities, credit lines and other commitments are also granted as part of normal product facilities which are offered to customers. Corporate facilities comprise standby facilities which are subject to ongoing compliance with covenants and the provision of agreed security. Failure to comply with these terms can result in the withdrawal of the unutilised facility headroom.

Regulatory

The ANTS group engages in discussion, and co-operates, with the FCA in their supervision of the ANTS group, including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of the FCA’s general thematic work and in relation to specific products and services. A provision established with respect to interest rate derivatives is held by Santander UK plc.

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

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 37.

Abbey National Treasury Services plc 2014 Annual Report	143

Financial Statements

Notes to the Financial Statements continued

Other off-balance sheet commitments

The ANTS group has commitments to lend at fixed interest rates which expose it to interest rate risk. For further information, see the Risk Review.

Operating lease commitments

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Rental commitments under non-cancellable operating leases:
- No later than 1 year	8	7	8	7
- Later than 1 year but no later than 5 years	32	28	32	28
- Later than 5 years	32	27	32	27

	72	62	72	62

ANTS group rental expense comprises:

	Group
	2014 £m	2013 £m	2012 £m
In respect of minimum rentals	8	7	7
Less: sub-lease rentals	—	—	—

	8	7	7

In 2014 and 2013, there was no contingent rent expense included in the above ANTS group rental expense.

35. SHARE CAPITAL

					Group and Company
	Ordinary shares of £1 each		Tracker shares of £1 each		B Tracker shares of £1 each		Total £m
	No.	£m	No.	£m	No.	£m	£m
Issued and fully paid share capital
At 1 January 2013, 31 December 2013 and 31 December 2014	2,549,000,000	2,549	1,000	—	1,000	—	2,549

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

In 2010, the Company issued 1,000 B Tracker Shares of £1 each at par to its parent company for £1,000. The B Tracker Shares entitled the holders to dividends related to certain cashflows expected to be received by the Company in the year up to 31 December 2011. The B Tracker Shares are not redeemable and do not confer any rights to participate in the assets of the Company on a winding up (beyond the amount subscribed). The B Tracker Shares carry no voting rights.

144	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

36. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Group			Company
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
Profit for the year	121	164	264	115	241	226
Non-cash items included in net profit:
Depreciation and amortisation	4	3	3	4	3	3
Amortisation of premiums/(discounts) on debt securities	—	45	18	—	45	18
Provisions for liabilities and charges	32	23	20	32	23	20
Impairment losses	31	31	9	31	1,323	9
Corporation tax charge/(credit)	17	(1)	68	17	2	88
Other non-cash items	(507)	715	42	(507)	726	39

	(302)	980	424	(308)	2,363	403
Changes in operating assets and liabilities:
Net change in cash and balances held at central banks	—	(14)	(5)	—	(14)	(5)
Net change in trading assets	(5,059)	(251)	(2,787)	(5,059)	(185)	(2,682)
Net change in derivative assets	(4,242)	11,726	(52)	(4,242)	11,762	(70)
Net change in financial assets designated at fair value	(42)	996	898	(42)	996	898
Net change in loans and advances to banks and customers	26,756	16,282	9,427	35,017	9,035	9,562
Net change in other assets	36	(62)	(79)	74	(57)	(81)
Net change in deposits by banks and customers	(106,407)	7,863	(250)	(106,057)	6,704	(1,060)
Net change in derivative liabilities	5,111	(12,504)	(1,329)	5,111	(12,592)	(1,329)
Net change in trading liabilities	(5,940)	169	(4,629)	(5,940)	167	(4,629)
Net change in financial liabilities designated at fair value	240	(39)	(22)	240	(70)	9
Net change in debt securities in issue	737	(1,499)	1,806	552	(2,382)	2,462
Net change in other liabilities	(161)	(233)	(119)	(165)	(255)	(158)
Effects of exchange rate differences	(937)	554	(853)	(1,131)	597	(598)

Net cash flow (used in)/from operating activities before tax	(90,210)	23,968	2,430	(81,950)	16,069	2,722
Corporation tax paid	(5)	(4)	(42)	(5)	(4)	(12)

Net cash flow (used in)/from operating activities	(90,215)	23,964	2,388	(81,955)	16,065	2,710

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Cash and balances at central banks	4,460	4,911	4,460	4,911
Less: regulatory minimum cash balances (See Note 12)	(37)	(37)	(37)	(37)

	4,423	4,874	4,423	4,874
Net trading other cash equivalents	3,966	9,853	3,966	9,853
Net non-trading other cash equivalents	10,047	88,224	9,994	80,099

Cash and cash equivalents	18,436	102,951	18,383	94,826

Cash and cash equivalents decreased in 2014 primarily due to the revision of the legal agreements for intercompany funding arrangements between the Company and Santander UK plc as a result of which only trades that generate the actual net funding requirement are reported, as disclosed in Notes 16 and 26. The effect of this change on both the Company and the ANTS group was to reduce intercompany balances in 2014, including intercompany loans that qualified as cash equivalents, thereby reducing the cash and cash equivalents balance, as well as loans and advances to banks and deposits by banks and hence cash flows from operating activities.

Abbey National Treasury Services plc 2014 Annual Report	145

Financial Statements

Notes to the Financial Statements continued

37. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on balance sheet and off-balance sheet in accordance with IFRS.

	Group and Company
	2014 £m	2013 £m
On balance sheet:
Treasury bills and other eligible securities	8,024	7,037
Cash	2,950	2,175
Debt securities	916	753
Equity securities	4,032	324

	15,922	10,289

Off balance sheet:
Treasury bills and other eligible securities	17,482	23,040
Debt securities	5,020	6,075
Equity securities	1,333	99

	23,835	29,214

The ANTS group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

The Company and certain of its subsidiaries enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the Company and subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2014 was £17,934m (2013: £24,838m).

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the ANTS group. These balances amounted to £18,873m at 31 December 2014 (2013: £12,490m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2014, £2,950m (2013: £2,175m) of such collateral in the form of cash had been provided by the ANTS group and is included in the table above. Customised

b) Collateral accepted security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	Group and Company
	2014 £m	2013 £m
On balance sheet:
Trading liabilities	1,905	1,841
Deposits by banks	3	—

	1,908	1,841

Off balance sheet:
Trading liabilities	34,878	32,222
Deposits by banks	—	—

	34,878	32,222

Purchase and resale agreements

The Company and certain of its subsidiaries also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the Company and its subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The Company and its subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2014, the fair value of such collateral received was £12,177m (2013: £15,922m). Of the collateral received, almost all was sold or repledged. The Company and its subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £22,701m at 31 December 2014 (2013: £16,300m) and are offset by a contractual right to receive stock lent by the ANTS group.

146	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

Derivatives business

In addition to the arrangements described above, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2014, £1,908m (2013: £1,841m) of such collateral in the form of cash had been received by the ANTS group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the ANTS group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit Risk’ section of the Risk Review.

38. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

a) Remuneration of Directors and Other Key Management Personnel

The remuneration of the Directors and Other Key Management Personnel of the ANTS group is set out in aggregate below.

	Group
Directors’ remuneration	2014 £	2013 £	2012 £
Salaries and fees	2,076,673	678,267	640,914
Performance-related payments	2,069,000	663,355	858,387

Total remuneration excluding pension contributions	4,145,673	1,341,622	1,499,301
Pension contributions	11,480	21,775	79,889

	4,157,153	1,363,397	1,579,190

Directors’ and Other Key Management Personnel remuneration
Short-term employee benefits	4,073,798	2,269,311	1,499,301
Post employment benefits	83,355	21,775	79,889
Share-based payments	39,278	8,459	32,927
Other long term benefits	—	—	—
Termination benefits	—	—	—

	4,196,431	2,299,545	1,612,117

Of the Directors that served during the year, four were remunerated in relation to their services as directors of this Company and the amounts included above are based on an estimated time allocation basis. The aggregate emoluments above exclude emoluments received by Directors in respect of their primary duties as Directors or officers of Banco Santander, S.A. and Santander UK plc. Salaries and performance-related payments comprise payments to four (2013: three, 2012: three) Directors serving during the year.

The Company ensures that it is compliant with the mandatory deferral requirements of the PRA’s Remuneration Code for staff who meet the relevant criteria (’Code Staff’) and the amount of bonus to be deferred is based on the total variable pay received. The PRA Remuneration Code prescribes that at least 40% of variable pay must be made over a period of at least three years and, for staff earning more than £500,000 in variable remuneration, at least 60% of a bonus must be deferred over the same period.

All UK bonus awards in 2014 are subject to deferral principles that have been set at Banco Santander, S.A. group level. Such principles, as applied to the Company, are subject to ratification by the Santander UK Board Remuneration Oversight Committee and can be overridden by UK national requirements to meet any criteria set by the PRA or other regulator/law. However, the general deferral principles are as follows:

•	a proportion of an individual’s bonus (on a sliding scale) will become subject to deferral if the bonus exceeds certain levels depending on the nature of the role;

•	any deferred amount will be issued over a three year period (in three equal deferral tranches) as an award comprising 50% in shares and 50% in cash; and

•	deferrals are subject to continued employment with the Banco Santander, S.A. group in the UK and on the condition that none of the prescribed circumstances of forfeiture occur.

The remuneration, excluding pension contributions, of the highest paid Director was £2,221,296 (2013: £780,102, 2012: £1,045,170) of which £1,369,000 (2013: £521,255, 2012: £625,000) was performance-related. In 2014, 2013 and 2012, no amounts were paid with respect to a defined contribution scheme on behalf of the highest paid director.

At 31 December 2014, 2013 and 2012, there was no accrued pension benefit for the highest paid Director and there was no lump sum accrued by the highest paid director.

b) Retirement benefits

One Director will be receiving benefits under a defined benefit scheme (2013: one, 2012: one) and no Director (2013: nil, 2012: nil) will be receiving benefits under a defined contribution scheme.

Abbey National Treasury Services plc 2014 Annual Report	147

Financial Statements

Notes to the Financial Statements continued

c) Santander Long-Term Incentive Plan (‘LTIP’)

In 2014, four Executive Directors (2013: none, 2012: none) and no Other Key Management Personnel (2013: none, 2012: none) were granted conditional awards under the Santander LTIP. Under the Santander LTIPs granted on 1 July 2010 and 1 July 2009 certain Executive Directors, Key Management Personnel (as defined in this Note) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.

In the case of the 2014 LTIP, employees were allocated an initial award determined in GBP in 2014 which was converted into shares in Banco Santander, S.A. at the time of vesting, in January 2015. The 2014 LTIP vested at 100% based on Banco Santander, S.A.’s relative TSR performance in 2014 versus a comparator group. The vested award will be deferred and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander, S.A.’s continuing relative TSR performance to comparators. 0% of the 2010 conditional award vested in July 2013 and 0% of the 2011 conditional award vested in July 2014. In 2014, no LTIP shares awarded in 2011 vested for any Director (2013: none).

39. RELATED PARTY DISCLOSURES

a) Parent undertaking and controlling party

The Company’s immediate parent is Santander UK plc. The ultimate parent and controlling party is Banco Santander, S.A., a company incorporated in Spain. The smallest and largest groups into which the Company’s results are included are the group accounts of Santander UK plc and Banco Santander, S.A. respectively. Copies of the accounts of Santander UK plc and Banco Santander, S.A. may be obtained from Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN or on the Santander UK corporate website (www.santander.co.uk).

b) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year end:

	Group
	Interest, fees and other income received			Interest, fees and other expense paid			Amounts owed by related parties		Amounts owed to related parties
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2014 £m	2013 £m
Ultimate parent company	(375)	(405)	(53)	3	68	151	2,096	2,185	(2,260)	(2,227)
Immediate parent	(3,527)	(4,980)	(2,687)	4,277	3,552	2,010	12,040	113,769	(8,633)	(110,804)
Fellow subsidiaries	(2,417)	(3,511)	(1,210)	1,504	3,325	458	27,369	29,250	(9,602)	(11,025)

	(6,319)	(8,896)	(3,950)	5,784	6,945	2,619	41,505	145,204	(20,495)	(124,056)

	Company
	Interest, fees and other income received			Interest, fees and other expense paid			Amounts owed by related parties		Amounts owed to related parties
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2014 £m	2013 £m
Ultimate parent company	(375)	(1,861)	(53)	3	1,524	151	2,096	2,185	(2,260)	(2,227)
Immediate parent	(3,527)	(4,980)	(2,687)	4,277	3,552	2,010	12,040	113,769	(8,632)	(110,803)
Subsidiaries	—	—	(4)	7	15	22	35	16	(3,547)	(3,197)
Fellow subsidiaries	(2,425)	(3,510)	(1,210)	1,504	3,325	458	27,365	29,247	(9,598)	(11,021)

	(6,327)	(10,351)	(3,954)	5,791	8,416	2,641	41,536	145,217	(24,037)	(127,248)

As part of the banking reform programme, the intercompany funding arrangements between Abbey National Treasury Services plc and its immediate parent Santander UK plc have been amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and Abbey National Treasury Services plc rather than the gross funding requirements as previously. In preparation for this change, a rationalisation of the current booking model was carried out in 2014. Following this, the legal agreements between Santander UK plc and Abbey National Treasury Services plc were changed. As a result, only trades that generate the actual net funding requirement are reported. The intercompany balances between Santander UK plc and Abbey National Treasury Services plc reduced by £100bn predominantly due to this change.

Further information on balances due from/(to) other Banco Santander group companies is set out in the section ‘Balances with other Santander UK group companies’ and ‘Balances with other Banco Santander group companies’ section of the Risk Review. In addition, details of guarantees given on behalf of the Company’s parent, the Capital Support Deed, the Defined Liquidity Group liquidity facility and guarantees given to fellow subsidiaries are described in Note 34. Further information on related party transactions during the year and balances outstanding at the year-end is described in the other Notes.

The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

148	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

40. FINANCIAL INSTRUMENTS

a) Measurement basis of financial assets and liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse financial instruments into those measured at fair value and those measured at amortised cost in the balance sheet:

	Group
	Held at fair value				Held at amortised cost		Non-	Total
31 December 2014	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets/ liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	—	—	—	—	4,460	—	—	4,460
Trading assets	21,373	—	—	—	—	—	—	21,373
Derivative financial instruments	25,133	659	—	—	—	—	—	25,792
Financial assets designated at FVTPL	—	—	2,577	—	—	—	—	2,577
Loans and advances to banks	—	—	—	—	11,344	—	—	11,344
Loans and advances to customers	—	—	—	—	38,285	—	—	38,285
Loans and receivables securities	—	—	—	—	22	—	—	22
Available-for-sale securities	—	—	—	2,525	—	—	—	2,525
Macro hedge of interest rate risk	—	—	—	—	935	—	—	935
Intangible assets	—	—	—	—	—	—	13	13
Property, plant and equipment	—	—	—	—	—	—	10	10
Other assets	—	—	—	—	—	—	133	133

	46,506	659	2,577	2,525	55,046	—	156	107,469

Liabilities
Deposits by banks	—	—	—	—	—	17,416	—	17,416
Deposits by customers	—	—	—	—	—	4,523	—	4,523
Trading liabilities	15,333	—	—	—	—	—	—	15,333
Derivative financial liabilities	25,046	1,561	—	—	—	—	—	26,607
Financial liabilities designated at FVTPL	—	—	2,848	—	—	—	—	2,848
Debt securities in issue	—	—	—	—	—	36,799	—	36,799
Macro hedge of interest rate risk	—	—	—	—	—	39	—	39
Other liabilities	—	—	—	—	—	—	255	255
Provisions	—	—	—	—	—	—	32	32
Current tax liabilities	—	—	—	—	—	—	224	224
Deferred tax liabilities	—	—	—	—	—	—	12	12

	40,379	1,561	2,848	—	—	58,777	523	104,088

31 December 2013
Assets
Cash & balances at central banks	—	—	—	—	4,911	—	—	4,911
Trading assets	21,897	—	—	—	—	—	—	21,897
Derivative financial instruments	20,910	640	—	—	—	—	—	21,550
Financial assets designated at FVTPL	—	—	2,534	—	—	—	—	2,534
Loans and advances to banks	—	—	—	—	113,649	—	—	113,649
Loans and advances to customers	—	—	—	—	41,108	—	—	41,108
Loans and receivables securities	—	—	—	—	128	—	—	128
Available-for-sale securities	—	—	—	2,962	—	—	—	2,962
Macro hedge of interest rate risk	—	—	—	—	379	—	—	379
Intangible assets	—	—	—	—	—	—	8	8
Property, plant and equipment	—	—	—	—	—	—	6	6
Deferred tax assets	—	—	—	—	—	—	15	15
Other assets	—	—	—	—	—	—	180	180

	42,807	640	2,534	2,962	160,175	—	209	209,327

Liabilities
Deposits by banks	—	—	—	—	—	120,698	—	120,698
Deposits by customers	—	—	—	—	—	7,780	—	7,780
Trading liabilities	21,275	—	—	—	—	—	—	21,275
Derivative financial liabilities	20,285	1,211	—	—	—	—	—	21,496
Financial liabilities designated at FVTPL	—	—	3,407	—	—	—	—	3,407
Debt securities in issue	—	—	—	—	—	30,889	—	30,889
Other liabilities	—	—	—	—	—	—	368	368
Provisions	—	—	—	—	—	—	23	23
Current tax liabilities	—	—	—	—	—	—	223	223

	41,560	1,211	3,407	—	—	159,367	614	206,159

Abbey National Treasury Services plc 2014 Annual Report	149

Financial Statements

Notes to the Financial Statements continued

	Company
	Held at fair value				Held at amortised cost		Non-	Total
31 December 2014	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost	financial assets/ liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	—	—	—	—	4,460	—	—	4,460
Trading assets	21,373	—	—	—	—	—	—	21,373
Derivative financial instruments	25,133	659	—	—	—	—	—	25,792
Financial assets designated at FVTPL	—	—	2,577	—	—	—	—	2,577
Loans and advances to banks	—	—	—	—	11,290	—	—	11,290
Loans and advances to customers	—	—	—	—	38,310	—	—	38,310
Loans and receivables securities	—	—	—	—	23	—	—	23
Available-for-sale securities	—	—	—	2,525	—	—	—	2,525
Macro hedge of interest rate risk	—	—	—	—	935	—	—	935
Interests in other entities	—	—	—	—	—	—	72	72
Intangible assets	—	—	—	—	—	—	13	13
Property, plant and equipment	—	—	—	—	—	—	10	10
Other assets	—	—	—	—	—	—	96	96

	46,506	659	2,577	2,525	55,018	—	191	107,476

Liabilities
Deposits by banks	—	—	—	—	—	17,415	—	17,415
Deposits by customers	—	—	—	—	—	8,067	—	8,067
Trading liabilities	15,333	—	—	—	—	—	—	15,333
Derivative financial liabilities	25,046	1,561	—	—	—	—	—	26,607
Financial liabilities designated at FVTPL	—	—	2,848	—	—	—	—	2,848
Debt securities in issue	—	—	—	—	—	33,289	—	33,289
Macro hedge of interest rate risk	—	—	—	—	—	39	—	39
Other liabilities	—	—	—	—	—	—	246	246
Provisions	—	—	—	—	—	—	32	32
Current tax liabilities	—	—	—	—	—	—	224	224
Deferred tax liabilities	—	—	—	—	—	—	12	12

	40,379	1,561	2,848	—	—	58,810	514	104,112

31 December 2013
Assets
Cash & balances at central banks	—	—	—	—	4,911	—	—	4,911
Trading assets	21,897	—	—	—	—	—	—	21,897
Derivative financial instruments	20,910	640	—	—	—	—	—	21,550
Financial assets designated at FVTPL	—	—	2,534	—	—	—	—	2,534
Loans and advances to banks	—	—	—	—	113,642	—	—	113,642
Loans and advances to customers	—	—	—	—	41,118	—	—	41,118
Loans and receivables securities	—	—	—	—	128	—	—	128
Available-for-sale securities	—	—	—	2,962	—	—	—	2,962
Macro hedge of interest rate risk	—	—	—	—	379	—	—	379
Interest in other entities	—	—	—	—	—	—	46	46
Intangible assets	—	—	—	—	—	—	8	8
Property, plant and equipment	—	—	—	—	—	—	6	6
Deferred tax assets	—	—	—	—	—	—	15	15
Other assets	—	—	—	—	—	—	180	180

	42,807	640	2,534	2,962	160,178	—	255	209,376

Liabilities
Deposits by banks	—	—	—	—	—	120,697	—	120,697
Deposits by customers	—	—	—	—	—	10,973	—	10,973
Trading liabilities	21,275	—	—	—	—	—	—	21,275
Derivative financial liabilities	20,285	1,211	—	—	—	—	—	21,496
Financial liabilities at FVTPL	—	—	3,407	—	—	—	—	3,407
Debt securities in issue	—	—	—	—	—	27,758	—	27,758
Other liabilities	—	—	—	—	—	—	364	364
Provisions	—	—	—	—	—	—	23	23
Current tax liabilities	—	—	—	—	—	—	223	223

	41,560	1,211	3,407	—	—	159,428	610	206,216

150	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

b) Valuation of financial instruments

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

(i) Initial measurement

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

(ii) Subsequent measurement

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

Market activity and liquidity is discussed in the relevant monthly Risk Forum as well as being part of the daily update given by each business at the start of the trading day. This information, together with the observation of active trading and the magnitude of the bid-offer spreads allow consideration of the liquidity of a financial instrument.

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

Abbey National Treasury Services plc 2014 Annual Report	151

Financial Statements

Notes to the Financial Statements continued

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

Unrecognised gains as a result of the use of valuation models using unobservable inputs (‘Day One profits’)

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

c) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2014 and 2013, including their levels in the fair value hierarchy – level 1, level 2 and level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value.

		Group
Balance sheet category		2014					2013
		Fair value				Carrying	Fair value				Carrying
		Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks		—	1,102	10,189	11,291	11,344	—	1,283	112,326	113,609	113,649

Loans and advances to customers	Corporate loans	—	5,671	7,573	13,244	13,300	—	5,219	7,905	13,124	13,478
	Other advances	—	—	24,985	24,985	24,985	—	—	27,630	27,630	27,630

-		—	5,671	32,558	38,229	38,285	—	5,219	35,535	40,754	41,108

Loans and receivables securities		—	22	—	22	22	—	126	—	126	128

Liabilities
Deposits by banks	Securities sold under repurchase agreements	—	4,101	—	4,101	4,015	—	4,316	—	4,316	4,164
	Other deposits	—	529	12,872	13,401	13,401	—	524	116,010	116,534	116,534

-		—	4,630	12,872	17,502	17,416	—	4,840	116,010	120,850	120,698

Deposits by customers	Current and demand accounts	—	—	873	873	873	—	—	2,317	2,317	2,317
	Wholesale funds and deposits	—	—	3,650	3,650	3,650	—	—	5,045	5,045	5,045
	Securities sold under repurchase agreements	—	—	—	—	—	—	425	—	425	418

-		—	—	4,523	4,523	4,523	—	425	7,362	7,787	7,780

Debt securities in issue	Bonds and medium term notes	—	38,956	—	38,956	36,799	—	32,344	—	32,344	30,889

Included in the above table are the following intercompany balances:

	Group
Balance sheet category	2014					2013
	Fair value				Carrying	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	—	404	9,561	9,965	9,965	—	518	111,601	112,119	112,119
Loans and advances to customers	—	—	24,985	24,985	24,985	—	—	27,630	27,630	27,630

	—	404	34,546	34,950	34,950	—	518	139,231	139,749	139,749

Liabilities
Deposits by banks	—	—	12,506	12,506	12,506	—	49	115,993	116,042	116,042

152	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

		Company
		2014					2013
Balance sheet category		Fair value				Carrying	Fair value				Carrying
		Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks		—	1,058	10,179	11,237	11,290	—	1,771	111,871	113,642	113,642

Loans and advances to customers	Corporate loans	—	5,671	7,569	13,240	13,296	—	5,219	7,900	13,119	13,473
	Other advances	—	—	25,014	25,014	25,014	—	—	27,645	27,645	27,645

-			5,671	32,583	38,254	38,310	—	5,219	35,545	40,764	41,118

Loans and receivables securities		—	22	—	22	23	—	126	—	126	128

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	—	4,101	—	4,101	4,015	—	4,316	—	4,316	4,164
	Other deposits	—	529	12,871	13,400	13,400	—	524	116,009	116,533	116,533

-			4,630	12,871	17,501	17,415	—	4,840	116,009	120,849	120,697

Deposits by customers	Current and demand accounts	—	—	4,417	4,417	4,417	—	—	5,510	5,510	5,510
	Wholesale funds and deposits	—	—	3,650	3,650	3,650	—	—	5,045	5,045	5,045
	Securities sold under agreements to repurchase	—	—	—	—	—	—	425	—	425	418

-		—	—	8,067	8,067	8,067	—	425	10,555	10,980	10,973

Debt securities in issue	Bonds and medium term notes	—	35,446	—	35,446	33,289	—	29,212	—	29,212	27,758

Included in the above table are the following intercompany balances:

	Company
Balance sheet category	2014					2013
	Fair value				Carrying	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	—	404	9,557	9,961	9,961	—	518	111,598	112,116	112,116
Loans and advances to customers	—	—	25,018	25,018	25,018	—	—	27,645	27,645	27,645

	—	404	34,575	34,979	34,979	—	518	139,243	139,761	139,761

Liabilities
Deposits by banks	—	—	12,505	12,505	12,505	—	—	27,645	27,645	27,645

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

Assets:

Cash and balances at central banks

This consists of demand deposits with the Bank of England and the US Federal Reserve. The carrying amount of cash and balances at central banks is deemed an appropriate approximation of the fair value. These have therefore been excluded from the table above.

Loans and advances to banks

These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued on the basis of spreads on credit default swaps for the term of the loans using ‘valuation technique A’ as described in the valuation technique section on page 170. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration. This includes intercompany balances.

Loans and advances to customers

The approach to estimating the fair value of the principal products and portfolios of loans and advances to customers has been set out below. This is an area of considerable estimation and uncertainty as there is no observable market and values are significantly affected by customer behaviour.

Abbey National Treasury Services plc 2014 Annual Report	153

Financial Statements

Notes to the Financial Statements continued

The corporate loan portfolio has been stratified by product. For the performing book, the fair values have been estimated by comparing existing margins with an estimation of new business rates for similar loans in terms of segment, maturity and structure. Provisions are considered appropriate for the book that is not impaired. A discount has been applied to impaired loans. Although exits have generally been achieved at carrying value, this does not reflect the discount a purchaser would require. A discount has therefore been applied based on the target return of 10-12% sought by distressed bond funds, who are the typical purchaser of the assets.

With respect to Social Housing, part of this portfolio is held for historic reasons at fair value. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this portion of the portfolio has been determined using ‘valuation technique A’ as described in the valuation technique section below.

With respect to intercompany loans, the carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are either short-term in duration or subject to fair value hedges.

Loans and receivables securities

These debt securities consist primarily of floating rate notes, asset-backed securities and collateralised loan obligations. The fair values of the floating rate notes have been determined using ’valuation technique A’ as described in the valuation technique section below. The asset-backed securities and collateralised loan obligations are more complex products and are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash-flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research. Disposals of these securities since 2008 have demonstrated that actual sales prices achieved have been close to fair values estimated under this method.

Liabilities:

Deposits by banks

The fair value of deposits by banks, including repos, has been estimated using ‘valuation technique A’ as described in the valuation technique section on page 170. The carrying amount of the intercompany items is deemed a reasonable approximation of their fair value, as the transactions are short-term in duration.

Deposits by customers

The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the ANTS group’s customers, the Directors believe there is significant value to the ANTS group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit/surplus of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities. The fair value of such deposits liabilities has been estimated using ‘valuation technique A’ as described in the valuation technique section below.

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using ‘valuation technique A’ as described in the valuation technique section below.

d) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial asset and liability classes accounted for at fair value at 31 December 2014 and 2013, analysed by the valuation methodology used by the ANTS group to determine their fair value, including their levels in the fair value hierarchy – level 1, level 2 and level 3.

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year, the following financial instruments were transferred between Level 2 and Level 3 in the fair value hierarchy:

•

Bermudan swaptions shown within derivative assets and derivative liabilities with fair values of £29m and £10m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i below as ‘instruments 2 and 9’.

•

Certain asset-backed securities issued by Banco Santander group entities, with a fair value of £58m designated as fair value through profit and loss, were transferred from Level 3 to Level 2 principally due to improved transparency of market prices as a result of market transactions in these instruments. The valuation technique applied to estimate the fair value of these financial instruments is described in section i below as ‘instrument 8’.

During the year ended 31 December 2013, there were no transfers of financial instruments between Levels 2 and 3. During 2014, there were no transfers of financial instruments between Levels 1 and 2 (2013: Nil).

154	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

		Group and Company
		Fair value
Balance sheet category		2014				2013
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Trading assets	Loans and advances to banks	—	5,936	—	5,936	—	9,326	—	9,326	A
	Loans and advances to customers	—	3,007	—	3,007	—	4,402	—	4,402	A
	Debt securities	7,981	—	—	7,981	7,859	—	—	7,859	-
	Equity securities	4,449	—	—	4,449	310	—	—	310	-
Derivative assets	Exchange rate contracts	—	5,066	5	5,071	—	3,674	14	3,688	A
	Interest rate contracts	4	18,440	20	18,464	11	15,173	—	15,184	A & C
	Equity and credit contracts	149	1,763	343	2,255	311	2,032	333	2,676	B & D
	Commodity contracts	—	2	—	2	—	2	—	2	A
Financial assets at FVTPL	Loans and advances to customers	—	2,198	61	2,259	—	2,167	51	2,218	A
	Debt securities	—	318	—	318	—	258	58	316	A
AFS financial assets	Debt securities	2,525	—	—	2,525	2,962	—	—	2,962	—

Total assets at fair value		15,108	36,730	429	52,267	11,453	37,034	456	48,943

Liabilities
Trading liabilities	Deposits by banks	—	7,223	—	7,223	—	11,289	—	11,289	A
	Deposits by customers	—	4,899	—	4,899	—	7,069	—	7,069	A
	Short positions	3,211	—	—	3,211	2,917	—	—	2,917	—
Derivative liabilities	Exchange rate contracts	—	5,579	—	5,579	—	3,960	—	3,960	A
	Interest rate contracts	8	18,513	6	18,527	30	14,490	—	14,520	A & C
	Equity and credit contracts	1	2,448	50	2,499	771	2,175	68	3,014	B & D
	Commodity contracts	—	2	—	2	—	2	—	2	A
Financial liabilities at FVTPL	Debt securities in issue	—	2,835	13	2,848	—	3,370	37	3,407	A

Total liabilities at fair value		3,220	41,499	69	44,788	3,718	42,355	105	46,178

Abbey National Treasury Services plc 2014 Annual Report	155

Financial Statements

Notes to the Financial Statements continued

d) Valuation techniques

The main valuation techniques employed in the ANTS group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2014 and 2013 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The ANTS group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2014, 2013 and 2012.

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

B

In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, mortality, and mean reversion.

C

In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as HPI volatility, HPI forward growth, HPI spot rate, and mortality.

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

The ANTS group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Corporate & Institutional Banking. The magnitude and types of fair value adjustment adopted by Corporate & Institutional Banking are listed in the following table:

	2014 £m	2013 £m
Risk-related:
- Bid-offer and trade specific adjustments	34	27
- Uncertainty	18	18
- Credit risk adjustment	26	45

	78	90

Model-related:
- Model limitation	11	12
Day One profits	2	—

	91	102

156	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the ANTS group’s market or credit risk exposure, and by external market factors, such as the size of market spreads.

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

Debit valuation adjustment

The ANTS group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments and financial liabilities held at fair value through profit or loss if the ANTS group believes market participants would take that into account when transacting the respective instrument. In accordance with the requirements of IFRS 13, with effect from 1 January 2013, the approach to measuring the impact of the ANTS group’s credit risk on an instrument is the same as for third party credit risk. The impact of the ANTS group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives. Consequently, the ANTS group’s adjustment against derivative liabilities, often referred to as a ‘debit valuation adjustment’ was £41m at 31 December 2014 (2013: £38m).

Abbey National Treasury Services plc 2014 Annual Report	157

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

Exposure to ‘wrong-way risk’ is limited via internal governance processes and deal pricing. The ANTS group considers that an appropriate adjustment to reflect wrong-way risk is currently £nil (2013: £nil).

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

Day One profits adjustments

Day One profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs, in accordance with IAS 39. Day One profits adjustments are amounts that have yet to be recognised in the income statement, which represent the difference between a transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition), less amounts subsequently recognised. Day One profits adjustments are calculated and reported on a portfolio basis. The Day One profits adjustments at 31 December 2014 were £2m (2013 and 2012: less than £1m).

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

158	Abbey National Treasury Services plc 2014 Annual Report

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

Loans and advances to banks and loans and advances to customers—other

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

Abbey National Treasury Services plc 2014 Annual Report	159

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

4. Trading liabilities

Deposits by banks and deposits by customers—securities sold under repurchase agreements

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

Deposits by banks and deposits by customers—other

These instruments consist of certain term and time deposits which tend to be short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. These instruments are valued using the same techniques as those instruments in trading assets—loans and advances to banks and loans and advances to customers discussed above. As the inputs used in the valuation are based on observable market data, these deposits are classified within level 2 of the valuation hierarchy.

5. Financial liabilities at FVTPL

Debt securities in issue

These instruments include commercial paper, medium term notes and other bonds and are valued using the same techniques as those instruments in financial assets at FVTPL—debt securities discussed above. As the inputs used in the valuation are based on observable market data, these debt securities are classified within level 2 of the valuation hierarchy.

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

h) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Amount recognised in income/(expense)
			2014	2013	2014	2013	2012
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	5	14	(1)	(7)	(5)
2. Derivative assets	Interest rate contracts	Bermudan swaptions	20	—	(5)	—	—
3. Derivative assets	Equity and credit contracts	Reversionary property interests	84	71	18	(5)	2
4. Derivative assets	Credit contracts	Credit default swaps	5	13	(7)	(4)	1
5. Derivative assets	Equity contracts	Options and forwards	254	249	6	6	6
6. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	61	51	15	(6)	3
7. FVTPL	Debt securities	Asset-backed securities	—	58	—	13	4
8. Derivative liabilities	Interest rate contracts	Bermudan swaptions	(6)	—	4	—	—
9. Derivative liabilities	Equity contracts	Options and forwards	(50)	(68)	3	8	3
10. FVTPL	Debt securities in issue	Non-vanilla debt securities	(13)	(37)	1	7	7

Total net assets			360	351

Total income/(expense)					34	12	21

Valuation techniques

1. Derivative assets—Exchange rate contracts

These cross currency swaps are used to hedge the foreign currency risks arising from the PRDC notes issued by the ANTS group, as described in Instrument 10 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long-dated foreign exchange (‘FX’) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are observable on the market. Cross currency spreads may be market observable or unobservable depending on the liquidity of the cross currency pair. As the Japanese Yen-US dollar cross currency pair related to the PRDC notes is liquid, the cross currency spreads (including long-dated cross currency spread) for these swaps are market observable.

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

160	Abbey National Treasury Services plc 2014 Annual Report

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

2. Derivative assets—Interest rate contracts

These derivatives assets are options giving the holder the right to enter into an interest rate swap on any one of a number of predetermined dates. These Bermudan swaptions are valued using a standard valuation model.

In determining the value of Bermudan swaptions, the main inputs used are market observable information in the vanilla swaption market and a mean reversion parameter. The significant unobservable input for the valuation of these financial instruments is mean reversion.

Mean reversion

The mean reversion input used in valuing Bermudan swaptions reflects the level of de-correlation in the swaption market. This parameter is not directly observable in the market but can be deduced from broker quotes or using expert judgement. An adjustment is made to reflect this uncertainty by stressing the parameter.

3. Derivative assets—Equity and credit contracts

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

Mortality Rate

Mortality rates are obtained from tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of ANTS group’s reversionary property products underlying the derivatives. Mortality rates do not have a significant effect on the value of the instruments.

4. Derivative assets—Credit contracts

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

Probability of default

Abbey National Treasury Services plc 2014 Annual Report	161

Financial Statements

Notes to the Financial Statements continued

The probability of default is assessed by considering the credit quality of the underlying referenced bonds. However, as no deep and liquid market exists for these assets the assessment of the probability of default is not directly observable and instead an estimate is calculated using the Standard Gaussian Copula model.

162	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

5. Derivative assets – Equity contracts

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

HPI Spot Rate

The HPI spot rate used is the NSA national HPI spot rate which is published monthly and directly observable in the market. This HPI rate used is different from the weighted average regional HPI spot rate used in the valuation of Instrument 3 above, as the underlying of these derivatives is the UK national HPI spot rate.

HPI Forward Growth Rate

The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 3 above.

HPI Volatility

Long-dated HPI volatility is not directly observable in the market but is estimated from the most recent traded values. An adjustment is applied to the long-dated HPI volatility rate to reflect the uncertainty surrounding long-dated data. This adjustment is based on the empirical standard deviation of historical volatility over a range of time horizons. HPI volatility rates do not have a significant effect on the value of the instruments.

6. FVTPL – Loans and advances to customers

These loans and advances to customers represent roll-up mortgages, (sometimes referred to as ‘lifetime’ mortgages), which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not make any interest payments during their lifetime and the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative pledge’. The ANTS group suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.

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

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth, HPI volatility, mortality rates and repayment rates. The principal pricing parameter is HPI forward growth. The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 3 above. The other parameters do not have a significant effect on the value of the instruments.

7. FVTPL – Debt securities

These securities consist of asset-backed securities issued by Banco Santander group entities. Each instrument is valued with reference to the price from a consensus pricing service. This is then corroborated against the price from another consensus pricing service due to the lack of depth in the number of available market quotes. An average price is used where there is a more than insignificant difference between the two sources. The significant unobservable input is the adjustment to the credit spread embedded in the pricing consensus quotes.

8. Derivative liabilities – Interest rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

9. Derivative liabilities – Equity contracts

These derivatives are the same as Instrument 5 with the exception that they have a negative fair value.

10. FVTPL – Debt securities in issue

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

Abbey National Treasury Services plc 2014 Annual Report	163

Financial Statements

Notes to the Financial Statements continued

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2014	347	109	456	(68)	(37)	(105)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	11	15	26	7	1	8
- Foreign exchange and other movements	(7)	(1)	(8)	—	—	—
Transfers in	29	—	29	(10)	—	(10)
Transfers out	—	(58)	(58)	—	—	—
Settlements	(12)	(4)	(16)	15	23	38

At 31 December 2014	368	61	429	(56)	(13)	(69)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	4	14	18	7	1	8

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2013	408	110	518	(72)	(86)	(158)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(10)	7	(3)	8	7	15
- Foreign exchange and other movements	(11)	6	(5)	(12)	12	—
Settlements	(40)	(14)	(54)	8	30	38

At 31 December 2013	347	109	456	(68)	(37)	(105)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(21)	13	(8)	(4)	19	15

Total gains or losses are included in ‘Net trading and other income’ (see Note 5).

Financial instrument assets and liabilities at 31 December 2014

Financial instrument assets valued using internal models based on information other than market data were 0.8% (2013: 0.9%) of total assets measured at fair value and 0.4% (2013: 0.2%) of total assets at 31 December 2014.

Derivative assets decreased in 2014 principally due to settlements and foreign exchange and fair value movements. Assets designated at fair value through profit or loss decreased marginally in 2014 principally due to settlements.

Financial instrument liabilities valued using internal models based on information other than market data were 0.15% (2013: 0.2%) of total liabilities measured at fair value and 0.07% (2013: 0.01%) of total liabilities at 31 December 2014.

Derivative liabilities decreased in 2014 primarily due to settlements and fair value movements. Liabilities designated at fair value through profit or loss decreased in 2014 principally due to settlements.

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

Gains and losses for the year ended 31 December 2014

Gains of £4m in respect of derivatives assets principally reflected changes in credit spreads and the HPI Index partially offset by unfavourable movements in foreign exchange rates. Gains of £14m in respect of assets designated at fair value through profit or loss primarily reflect the mark-to-market volatility on the portfolio.

Gains of £7m in respect of derivatives liabilities reflected changes in credit spreads and the HPI Index. Gains of £1m in respect of liabilities designated at fair value through profit or loss reflected changes in fair value. They are fully matched with derivatives.

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

164	Abbey National Treasury Services plc 2014 Annual Report

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

31 December 2014

						Reflected in income statement
	Fair value		Significant unobservable input			Favourable	Unfavourable
Balance sheet note line item and product	£m	Assumption description	Assumption value		Shift	changes	changes
			Range(1)	Weighted average		£m	£m
2. Derivative assets – Interest rate contracts:	20	Mean reversion	0%-4%	4%	1%	2	(2)
– Bermudan swaptions
3. Derivative assets – Equity and credit contracts:	84	HPI Forward growth rate	0%-5%	2.63%	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	630 (2)	10%	8	(8)
4. Derivative assets – Credit contracts:	5	Probability of default	0.1%-0.9%	0.2%	20%	1	(1)
– Credit default swaps
5. Derivative assets – Equity contracts:	254	HPI Forward growth rate	0%-5%	2.14%	1%	3	(3)
– Options and forwards		HPI Spot rate	n/a	607 (2)	10%	1	—
6. FVTPL – Loans and advances to customers:	61	HPI Forward growth rate	0%-5%	2.78%	1%	2	(2)
– Roll-up mortgage portfolio
8. Derivative liabilities – Interest rate contracts:	(6)	Mean reversion	0%-4%	4%	1%	1	(1)
– Bermudan swaptions
9. Derivative liabilities – Equity contracts:	(50)	HPI Forward growth rate	0%-5%	2.14%	1%	4	(4)
– Options and forwards		HPI Spot rate	n/a	607 (2)	10%	14	(16)

31 December 2013

3. Derivative assets – Equity and credit contracts:	71	HPI Forward growth rate	0%-5%	2.67%	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	578 (2)	10%	8	(8)
4. Derivative assets – Credit contracts:	13	Probability of default	0.1%-1.2%	0.7%	20%	3	(3)
– Credit default swaps
5. Derivative assets – Equity contracts:	249	HPI Forward growth rate	0%-5%	1.62%	1%	5	(5)
– Options and forwards		HPI Spot rate	n/a	565 (2)	10%	11	(10)
6. FVTPL – Loans and advances to customers:	51	HPI Forward growth rate	0%-5%	2.85%	1%	1	(1)
– Roll-up mortgage portfolio
7. FVTPL – Debt securities:	58	Credit spread	0%-15%	5%	10%	6	(6)
– Mortgage-backed securities
9. Derivative liabilities – Equity and credit contracts:	(68)	HPI Forward growth rate	0%-5%	1.62%	1%	2	(2)
– Options and forwards		HPI Spot rate	n/a	565 (2)	10%	7	(10)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2014 and 2013.

No sensitivities are presented for the FVTPL—debt securities in issue (instrument 10) and related exchange rate derivatives (instrument 1) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

Abbey National Treasury Services plc 2014 Annual Report	165

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

31 December 2014	Group
	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	4,423	—	—	—	37	—	—	—	—	4,460
Trading assets	5,749	608	4,981	796	1,445	1,410	449	830	5,639	21,907
Derivative financial instruments	47	582	433	442	507	849	1,791	3,875	19,057	27,583
Financial assets designated at FVTPL	—	—	—	—	—	—	4	248	2,550	2,802
Loans and advances to banks	11,404	1,096	1,378	557	—	—	245	339	2,818	17,837
Loans and advances to customers	36	1,112	1,750	3,034	592	944	9,925	16,303	5,996	39,692
Loans and receivables securities	—	—	—	—	—	—	—	—	23	23
Available-for-sale securities	—	—	—	—	—	—	1,514	280	946	2,740
Macro hedge of interest rate risk	—	1	2	2	3	7	44	215	733	1,007

Total financial assets	21,659	3,399	8,544	4,831	2,584	3,210	13,972	22,090	37,762	118,051

Liabilities
Deposits by banks	5,055	4,682	292	818	832	430	3,668	972	877	17,626
Deposits by customers	675	1,835	366	217	178	246	394	371	290	4,572
Trading liabilities	3,594	5,991	2,904	36	100	1	15	492	2,224	15,357
Derivative financial instruments:
- Held for trading	342	398	324	380	608	967	1,631	3,440	18,694	26,784
- Held for hedging(1)	—	5	16	25	17	15	112	349	1,133	1,672
Financial liabilities designated at FVTPL	—	313	707	227	108	77	331	457	686	2,906
Debt securities in issue	—	2,133	4,667	3,711	632	1,190	5,148	12,218	11,396	41,095
Macro hedge of interest rate risk	—	—	—	1	5	3	29	1	—	39

Total financial liabilities	9,666	15,357	9,276	5,415	2,480	2,929	11,328	18,300	35,300	110,051

Off-balance sheet commitments given	—	44	144	541	100	226	1,072	8,224	1,967	12,318

31 December 2013
Assets
Cash and balances at central banks	4,874	—	—	—	37	—	—	—	—	4,911
Trading assets	5,411	—	—	—	—	32	14,209	1,677	1,233	22,562
Derivative financial instruments	176	311	486	685	729	1,708	1,395	12,947	11,693	30,130
Financial assets designated at FVTPL	—	—	—	—	—	—	2	27	2,948	2,977
Loans and advances to banks	28,927	10,885	40,318	7,312	5,104	1,141	1,052	8,893	11,875	115,507
Loans and advances to customers	1	5,409	2,671	1,840	225	2,134	4,114	10,485	18,343	45,222
Loans and receivables securities	—	—	—	—	—	—	—	—	151	151
Available-for-sale securities	—	—	—	—	—	—	—	2,077	1,146	3,223
Macro hedge of interest rate risk	—	1	2	9	24	9	19	52	460	576

Total financial assets	39,389	16,606	43,477	9,846	6,119	5,024	20,791	36,158	47,849	225,259

Liabilities
Deposits by banks	17,921	2,942	12,050	18,660	9,506	2,607	12,458	28,136	20,594	124,874
Deposits by customers	134	1,831	471	546	—	1,602	55	2,326	1,001	7,966
Trading liabilities	1,883	11,504	4,631	255	204	304	277	1,279	1,224	21,561
Derivative financial instruments:
- Held for trading	206	263	357	348	471	750	1,949	3,757	14,180	22,281
- Held for hedging(1)	—	9	29	39	45	28	175	295	695	1,315
Financial liabilities designated at FVTPL	—	141	584	214	107	434	370	738	907	3,495
Debt securities in issue	—	2,201	2,862	3,229	2,140	1,491	4,790	9,517	9,282	35,512

Total financial liabilities	20,144	18,891	20,984	23,291	12,473	7,216	20,074	46,048	47,883	217,004

Off-balance sheet commitments given	—	26	112	230	75	295	1,514	6,370	1,882	10,504

(1)	Comprises the derivative liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.
(2)	Equity has no maturity and therefore has been classified in the ‘over five years’ column.

166	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

31 December 2014	Company
	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	4,423	—	—	—	37	—	—	—	—	4,460
Trading assets	5,749	608	4,981	796	1,445	1,410	449	830	5,639	21,907
Derivative financial instruments	47	582	433	442	507	849	1,791	3,875	19,057	27,583
Financial assets designated at FVTPL	—	—	—	—	—	—	4	248	2,550	2,802
Loans and advances to banks	13,032	1,174	—	—	611	—	461	—	2,818	18,096
Loans and advances to customers	28	1,111	1,749	3,032	289	943	9,925	16,304	6,042	39,423
Loans and receivables securities	—	—	—	—	—	—			24	24
Available-for-sale securities	—	—	—	—	—	—	1,514	280	946	2,740
Macro hedge of interest rate risk	—	1	2	2	3	7	44	215	733	1,007

Total financial assets	23,279	3,476	7,165	4,272	2,892	3,209	14,188	21,752	37,809	118,042

Liabilities
Deposits by banks	5,054	4,681	291	815	829	428	3,661	966	871	17,596
Deposits by customers	671	3,218	1,759	689	442	242	392	374	318	8,105
Trading liabilities	3,594	5,991	2,904	36	100	1	15	492	2,224	15,357
Derivative financial instruments:
- Held for trading	342	398	324	380	608	967	1,631	3,440	18,694	26,784
- Held for hedging(1)	—	5	16	25	17	15	112	349	1,133	1,672
Financial liabilities designated at fair value	—	313	707	227	108	77	331	457	686	2,906
Debt securities in issue	—	748	3,276	3,246	362	1,190	5,148	12,218	11,396	37,584
Macro hedge of interest rate risk	—	—	—	1	5	3	29	1	—	39

Total financial liabilities	9,661	15,354	9,277	5,419	2,471	2,923	11,319	18,297	35,322	110,043

Off-balance sheet commitments given	—	44	144	541	100	226	1,072	8,224	1,967	12,318

31 December 2013
Assets
Cash and balances at central banks	4,874	—	—	—	37	—	—	—	—	4,911
Trading assets	5,411	—	—	—	—	32	14,209	1,677	1,233	22,562
Derivative financial instruments	176	311	486	685	729	1,708	1,395	13,945	11,693	31,128
Financial assets designated at FVTPL	—	—	—	—	—	—	2	27	2,948	2,977
Loans and advances to banks	28,920	10,885	40,219	7,272	5,057	1,126	1,029	8,456	10,692	113,656
Loans and advances to customers	10	5,412	2,659	1,822	222	2,083	3,952	9,580	15,257	40,997
Loans and receivables securities	—	—	—	—	—	—	—	—	151	151
Available-for-sale securities	—	—	—	—	—	—	—	2,077	1,146	3,223
Macro hedge of interest rate risk	—	1	2	9	24	9	19	52	460	576

Total financial assets	39,391	16,609	43,366	9,788	6,069	4,958	20,606	35,814	43,580	220,181

Liabilities
Deposits by banks	17,921	2,942	12,050	18,660	9,506	2,607	12,458	28,136	20,594	124,874
Deposits by customers	149	3,254	1,359	1,250	163	1,587	50	2,310	991	11,113
Trading liabilities	1,883	11,504	4,631	255	204	304	277	1,279	1,224	21,561
Derivative financial instruments:
- Held for trading	206	263	357	348	471	750	1,949	3,757	14,180	22,281
- Held for hedging(1)	—	9	29	39	45	28	175	295	695	1,315
Financial liabilities designated at fair value	—	141	584	214	107	434	370	738	907	3,495
Debt securities in issue	—	790	1,851	2,561	1,922	1,491	4,790	9,517	9,282	32,204

Total financial liabilities	20,159	18,903	20,861	23,327	12,418	7,201	20,069	46,032	47,873	216,843

Off-balance sheet commitments given	—	26	112	230	75	295	1,514	6,370	1,882	10,504

(1)	Comprises the derivative liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.
(2)	Equity has no maturity and therefore has been classified in the ‘over five years’ column.

As the above table is based on contractual maturities, no account is taken of a customer’s ability to repay early where it exists. The repayment terms of debt securities may be accelerated in line with the covenants described in Note 30. In addition, no account is taken of the possible early repayment of the ANTS group’s mortgage-backed non-recourse finance which is redeemed by the Santander UK group as funds become available from redemptions of the residential mortgages. The Santander UK group has no control over the timing and amount of redemptions of residential mortgages.

Abbey National Treasury Services plc 2014 Annual Report	167

Financial Statements

Notes to the Financial Statements continued

41. OFFSETTING FINANCIAL ASSETS AND LIABILITIES

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

	Group
	Amounts subject to enforceable netting arrangements
31 December 2014	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts reported on the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Assets not subject to enforceable netting arrangements(2)	Balance sheet total(3)
	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	30,163	(4,879)	25,284	(24,473)	(2,418)	(1,607)	508	25,792
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	8,487	(5,502)	2,985	(810)	(2,175)	—	—	2,985
- Loans and advances to banks	676	—	676	—	(676)	—	—	676
Loans and advances to customers and banks (4)	53,335	(18,355)	34,980	—	—	34,980	13,973	48,953

Total assets	92,661	(28,736)	63,925	(25,283)	(5,269)	33,373	14,481	78,406

Derivative financial liabilities	30,754	(4,879)	25,875	(24,473)	(1,271)	131	732	26,607
Repurchase, securities lending & similar agreements:
- Trading liabilities	13,577	(5,502)	8,075	(810)	(7,265)	—	473	8,548
- Deposits by banks	4,015	—	4,015	—	(4,015)	—	—	4,015
Deposits by customers and banks (4)	35,277	(18,355)	16,922	—	—	16,922	1,002	17,924

Total liabilities	83,623	(28,736)	54,887	(25,283)	(12,551)	17,053	2,207	57,094

31 December 2013
Derivative financial assets	23,129	(1,832)	21,297	(15,413)	(1,455)	4,429	253	21,550
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	18,622	(10,215)	8,407	(3,372)	(5,035)	—	22	8,429
- Loans and advances to banks	516	—	516	(466)	(50)	—	275	791
Loans and advances to customers and banks (4)	241,520	(129,919)	111,601	(107,751)	—	3,850	42,365	153,966

Total assets	283,787	(141,966)	141,821	(127,002)	(6,540)	8,279	42,915	184,736

Derivative financial liabilities	23,181	(1,832)	21,349	(15,413)	(1,798)	4,138	147	21,496
Repurchase, securities lending & similar agreements:
- Trading liabilities	23,837	(10,215)	13,622	(3,235)	(10,387)	—	500	14,122
- Deposits by banks	5,636	—	5,636	(137)	(5,499)	—	—	5,636
Deposits by customers and banks (4)	244,900	(129,919)	114,981	(107,751)	—	7,230	7,861	122,842

Total liabilities	297,554	(141,966)	155,588	(126,536)	(17,684)	11,368	8,508	164,096

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to intercompany balances that are subject to netting.

168	Abbey National Treasury Services plc 2014 Annual Report

Financial Statements

Notes to the Financial Statements continued

	Company
	Amounts subject to enforceable netting arrangements
31 December 2014	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts £m	Amounts offset £m	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral(1) £m	Net amount £m	Assets not subject to enforceable netting arrangements(2) £m	Balance sheet total(3) £m
Derivative financial assets	30,163	(4,879)	25,284	(24,473)	(2,418)	(1,607)	508	25,792
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	8,487	(5,502)	2,985	(810)	(2,175)	—	—	2,985
- Loans and advances to banks	676	—	676	—	(676)	—	—	676
Loans and advances to customers and banks (4)	53,335	(18,355)	34,980	—	—	34,980	13,944	48,924

Total assets	92,661	(28,736)	63,925	(25,283)	(5,269)	33,373	14,452	78,377

Derivative financial liabilities	30,754	(4,879)	25,875	(24,473)	(1,271)	131	732	26,607
Repurchase, securities lending & similar agreements:
- Trading liabilities	13,576	(5,502)	8,074	(810)	(7,264)	—	474	8,548
- Deposits by banks	4,015	—	4,015	—	(4,015)	—	—	4,015
Deposits by customers and banks (4)	35,277	(18,355)	16,922	—	—	16,922	4,545	21,467

Total liabilities	83,622	(28,736)	54,886	(25,283)	(12,550)	17,053	5,751	60,637

31 December 2013
Derivative financial assets	22,736	(1,832)	20,904	(15,413)	(1,455)	4,036	646	21,550
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	18,622	(10,215)	8,407	(3,372)	(5,035)	—	22	8,429
- Loans and advances to banks	516	—	516	(466)	(50)	—	275	791
Loans and advances to customers and banks (4)	241,517	(129,920)	111,597	(107,751)	—	3,846	42,372	153,969

Total assets	283,391	(141,967)	141,424	(127,002)	(6,540)	7,882	43,315	184,739

Derivative financial liabilities	23,102	(1,832)	21,270	(15,413)	(1,798)	4,059	226	21,496
Repurchase, securities lending & similar agreements:
- Trading liabilities	23,837	(10,215)	13,622	(3,235)	(10,387)	—	500	14,122
- Deposits by banks	5,636	—	5,636	(137)	(5,499)	—	—	5,636
Deposits by customers and banks (4)	244,900	(129,920)	114,980	(107,751)	—	7,229	11,054	126,034

Total liabilities	297,475	(141,967)	155,508	(126,536)	(17,684)	11,288	11,780	167,288

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to intercompany balances that are subject to netting.

As part of the banking reform programme, the intercompany funding arrangements between Abbey National Treasury Services plc and its immediate parent Santander UK plc have been amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and Abbey National Treasury Services plc rather than the gross funding requirements as previously. In preparation for this change, a rationalisation of the current booking model was carried out in 2014. Following this, the legal agreements between Santander UK plc and Abbey National Treasury Services plc were changed. As a result, only trades that generate the actual net funding requirement are reported. The intercompany balances between Santander UK plc and Abbey National Treasury Services plc reduced by £100bn predominantly due to this change.

42. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the ANTS group’s regulatory filings at 31 December 2014, following the adoption of CRD IV with effect from 1 January 2014. The amounts presented for 2013 have been prepared on a consistent basis, to aid comparability.

Capital management and capital allocation

Within the Santander UK group, capital is managed on a Santander UK group basis. The Santander UK Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Santander UK Chief Executive Officer and from him to specific individuals who are members of the Santander UK Capital Committee.

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

The Santander UK group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly by the Capital Committee. Capital requirements are also reviewed as part of the ICAAP while debt funding and liquidity are also reviewed as part of the Internal Liquidity Adequacy Assessment (‘ILAA’) process. To support its capital and senior debt issuance programmes, the Company is rated on a stand-alone basis.

Abbey National Treasury Services plc 2014 Annual Report	169

Financial Statements

Notes to the Financial Statements continued

On an ongoing basis, and in accordance with the latest ICAAP review, the Santander UK group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning process which generates the Santander UK group’s strategic 3-Year Plan. Alongside this plan, the Santander UK group develops a series of macro-economic scenarios to stress test its capital requirements and confirm that it has adequate regulatory capital resources to meet its projected and stressed regulatory capital requirement and to meet its obligations as they fall due. Internally assigned buffers augment the various regulatory minimum capital criteria. Buffers are held in order to ensure there is sufficient time for management actions to be implemented against unexpected movements.

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

Capital adequacy

The ANTS group manages its capital on a Basel III basis. During the years ended 31 December 2014 and 2013, ANTS held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the ‘Capital Support Deed’) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of the large exposures provisions of CRD IV. Under article 4001(f) of the Capital Requirements Regulations, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. As a subsidiary of Santander UK plc, ANTS only has CET 1 capital.

Group capital

	2014 £m	2013(1) £m
Core Equity Tier 1 (‘CET 1’) capital before regulatory adjustments	3,191	3,059
Regulatory adjustments to CET 1 capital	(25)	(14)

CET 1 capital	3,166	3,045

Total capital	3,166	3,045

(1)	Non-IFRS measure.

CET 1 capital includes audited profits for the year ended 31 December 2014 after adjustment to comply with PRA rules. Regulatory adjustments relate to intangible assets and expected losses.

43. EVENTS AFTER THE BALANCE SHEET DATE

None.

44. PROFIT AFTER TAX OF THE COMPANY

The profit after tax of the Company attributable to shareholders was £115m (2013: £241m, 2012: £226m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s individual income statement has not been presented.

170	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors

An investment in Abbey National Treasury Services plc (the “Company”) and its subsidiaries (“us”, “we” or “ANTS group”) involves a number of risks, the material ones of which are set out below. As a consequence of the reciprocal guarantee given by the Company in respect of the liabilities of Santander UK plc, we are exposed to the same risk factors as Santander UK, of which we are a significant part.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We are vulnerable to disruptions and volatility in the global financial markets

Over the past seven years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to reduced liquidity, greater volatility (such as volatility in spreads) and, in some cases, a lack of price transparency on interbank lending rates. Uncertainties remain concerning the outlook and the future economic environment despite recent improvements in certain segments of the global economy, including the United Kingdom (the “UK”). There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly or at all. Such economic uncertainties could have a negative impact on our business and results of operations. The acute economic risks in the eurozone are being addressed by on-going policy initiatives, and the prospects for many of the European economies are improving. Investors remain cautious and a slowing or failing of the economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the financial services industry.

In particular, we may face, among others, the following risks related to any future economic downturn:

•

Increased regulation of our industry. Compliance with such regulation may increase our costs, may affect the pricing of our products and services, and limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to comply fully or in a timely manner with their existing obligations.

•

The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how such economic conditions may impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Any worsening of the global economic conditions may delay the recovery of the international financial industry and impact our operating results, financial condition and prospects.

•	Adverse macroeconomic shocks may negatively impact the household income of our retail customers, which may adversely affect the recoverability of our retail loans, and result in increased loan losses.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to we may become available, or becomes excessively expensive, Santander UK may be forced to raise the rates it pays on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on Santander UK’s interest margins, liquidity and profitability.

If all or some of the foregoing risks were to materialise, this could have a material adverse effect on us.

Our operating results, financial condition and prospects may be materially impacted by economic conditions in the UK

Santander UK’s business activities are concentrated in the UK and we offer a range of banking and financial products and services to UK retail and corporate customers. As a consequence, our operating results, financial condition and prospects are significantly affected by the general economic conditions in the UK.

Our financial performance is intrinsically linked to the UK economy and the economic confidence of consumers and businesses. The UK economic recovery, along with its concomitant impacts on our profitability, remain a risk. Conversely, a strengthened UK economic performance may increase the possibility of a higher interest rate environment. In such a scenario other market participants might offer more competitive product pricing resulting in increased customer attrition.

Adverse changes in global growth may pose the risk of a further slowdown in the UK’s principal export markets which would have an adverse effect on the broader UK economy.

In addition, adverse changes in the credit quality of our and Santander UK’s borrowers and counterparties or a general deterioration in UK or global economic conditions could reduce the recoverability and value of our and Santander UK’s assets and require an increase in the level of provisions for bad and doubtful debts. Likewise, a significant reduction in the demand for our and Santander UK’s products and services could negatively impact our business and financial condition. UK economic conditions and uncertainties may have an adverse effect on the quality of our and Santander UK’s loan portfolio and may result in a rise in delinquency and default rates. There can be no assurance that we will not have to increase our provisions for loan losses in the future as a result of increases in non-performing loans and/or for other reasons beyond our control. Material increases in our provisions for loan losses and write-offs/charge-offs could have an adverse effect on our operating results, financial condition and prospects.

The UK government has taken measures to address the rising and high level of national debt, including reducing its borrowing and public spending cuts. Credit quality could be adversely affected by a renewed increase in unemployment. Any related significant reduction in the demand for our products and services could have a material adverse effect on our and Santander UK’s operating results, financial condition and prospects.

Abbey National Treasury Services plc 2014 Annual Report	171

Shareholder Information

Risk Factors continued

Exposure to UK political developments could have a material adverse effect on us

Any significant changes in UK government policies or political structure could have an impact on our business, including as a result of the UK general election in 2015. In particular, the second half of 2014 saw increased debate around the UK’s relationship with the European Union (“EU”), including in the context of the general election. The outcome of any future UK political developments, including but not limited to any changes in government structure and policies, could affect the fiscal, monetary and regulatory landscape to which we are subject and therefore no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted as a result.

We are subject to regulatory capital and leverage requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

We are subject to capital adequacy requirements applicable to banks and banking groups under directly applicable EU legislation and as adopted by the Prudential Regulation Authority (“PRA”) of the Bank of England. We are required to maintain a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets (instead of Core Tier 1 capital to risk-weighted assets), Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by us to maintain such ratios may result in administrative actions or sanctions; these could potentially include requirements on us to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for our existing capital instruments (potentially including our debt securities) to be subjected to bail-in or write down (see the Risk Factor entitled “Bail-in and write down powers under the Banking Act and the BRRD” on page 183 and 184 for further detail).

The PRA requires the capital resources of large UK banks to be maintained at levels which exceed the base capital requirements prescribed by its rules, and following the PRA 2013 capital shortfall exercise, we have been required to hold Common Equity Tier 1 capital reserves equivalent to at least 7 per cent. of our risk-weighted assets and to maintain a minimum 3 per cent. Tier 1 leverage ratio. From 1 January 2015 further increases to capital requirements have been implemented by the PRA, partly informed by the concurrent stress testing process conducted by the PRA in 2014 and planned to be conducted annually thereafter. In the future, the PRA could, through supervisory actions (beyond the changes described below), require UK banks, including us, to increase their capital resources further, and could also increase capital ratios as part of the exercise of UK macro-prudential capital regulation tools.

The Capital Requirements Directive IV (“CRD IV Directive”) and the Capital Requirements Regulation (together “CRD IV”) legislative package implemented the changes prepared by the Basel Committee on Banking Supervision (the “Basel Committee”) to the capital adequacy framework, known as “Basel III” in the European Union. The CRD IV Regulation is directly applicable in each member state of the European Union (each a “Member State”) and does not therefore require national implementing measures, whilst the CRD IV Directive must be implemented by Member States. CRD IV was published in the Official Journal on 27 June 2013 and came into effect on 1 January 2014, with particular requirements to be effective by 2019. CRD IV substantially reflects the Basel III capital and liquidity standards and facilitates the applicable implementation timeframes. On 19 December 2013, the PRA published its rules and supervisory statements associated with the implementation of CRD IV, which cover prudential rules for banks, building societies and investment firms. Certain issues, however, continue to remain under discussion and certain details remain to be clarified in further binding technical standards to be issued by the European Banking Authority, which creates uncertainty as to the final impact of CRD IV capital requirements on us.

The Financial Policy Committee of the Bank of England (“FPC”) set the counter-cyclical capital buffer rate at 0 per cent. from October 2014 and then subsequently announced on 16 December 2014 that the counter-cyclical buffer rate would remain at 0 per cent. The UK Government has stated that it intends that the FPC should also be able to require the PRA to impose additional specific capital requirements on banks to address risks to the UK market for banking services and the UK Government has indicated that it intends to provide the FPC with powers to direct the PRA to set leverage ratio requirements and buffers. The Bank of England, acting through the FPC, undertook a review of the leverage ratio during 2014, the results of which were published on 31 October 2014. The FPC recommended that it should have the power to direct the PRA to set (i) a minimum leverage ratio requirement; (ii) a supplementary leverage ratio buffer; and (iii) a countercyclical leverage ratio buffer and recommended that the PRA establish a supplementary leverage ratio buffer requirement for major domestic UK banks equal to 35 per cent. of each bank’s risk-weighted systemic buffer. HM Treasury has consulted on draft legislation granting the FPC new powers of direction over the PRA in line with the FPC’s recommendations and published a paper, dated January 2014, explaining the outcome of this consultation. The final scope of this framework, and the precise timing for its introduction, is currently unclear, however the FPC has recommended that its leverage ratio framework should be applied to systemically important institutions as soon as practicable, and to all other PRA-regulated firms in 2018, subject to a review of international progress in 2017. The FPC published a draft policy statement in February 2015 to be considered alongside Parliament’s scrutiny of the associated secondary legislation. Action taken in the future by the FPC in exercise of any such powers could result in the regulatory capital requirements applied to us being increased.

Regulators in the UK and worldwide have also proposed that additional capital requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act”) amended the Financial Services and Markets Act 2000 (“FSMA”) and provides HM Treasury with the power to require a bank to issue any type of debt instruments or to ensure that any part of its debt consists of debt instruments of a particular kind. This power is in addition to the regulatory capital requirements under CRD IV. HM Treasury has indicated that it intends to use this power, as appropriate, to impose requirements for firms to meet total loss-absorbing capital (“TLAC”) requirements proposed by the Financial Stability Board or, in accordance with the EU Bank Recovery and Resolution Directive (“BRRD”) and Minimum Requirement for Eligible Liabilities (“MREL”) requirements. HM Treasury has consulted on a draft Order that will regulate the exercise of this power on institutions, although in July 2014 it announced that the finalisation of detailed requirements would be delayed pending international agreement in relation to TLAC and MREL requirements. The power is expected to become exercisable on or before 1 January 2016, at which time the power may be used to introduce TLAC and MREL requirements affecting us. In addition, since 31 December 2014, the PRA has had the power under the FSMA to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a group to issue debt instruments. Such powers could have an impact on the liquidity of our debt instruments and could materially increase our cost of funding.

In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These include:

•

the introduction of recovery and resolution planning requirements (popularly known as “living wills”) for banks and other financial institutions as contingency planning for the failure of a financial institution that may affect the stability of the financial system, as set out in the PRA’s final rules on recovery and resolution planning which came into force on 1 January 2014;

•	the introduction of more regular and detailed reporting obligations;

•	a move to pre-funding of the deposit protection scheme in the UK, which affects Santander UK as a whole;

172	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors continued

•	proposed revisions to the approaches for determining trading book capital requirements and banking book risk-weighted assets from the Basel Committee; and

•

proposed revisions to the standardised approach to credit risk (“Standardised Approach”) by the Basel Committee to address certain weaknesses in the Standardised Approach identified by the Basel Committee. These weaknesses include an over-reliance on external credit ratings, a lack of risk sensitivity and a lack of comparability and misalignment of treatment with exposures risk weighted under the internal ratings-based (“IRB”) approach to credit risk. Among other revisions, the Basel Committee is proposing to impose a Standardised Approach floor on modelled credit risk capital requirements with the aims of: (i) constraining variation in risk-weighted assets across banks using the IRB approach (with respect to portfolios with similar risk profiles); and (ii) protecting against the risk that modelled parameters result in capital requirements that are too low.

These measures could have a material adverse effect on our operating results, and consequently, on our business, financial condition and prospects. There is a risk that changes to the UK’s capital adequacy regime (including any increase to the minimum leverage ratio) may result in increased minimum capital requirements, which could reduce available capital for business purposes and thereby adversely affect our cost of funding, profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively we could restructure our balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect our ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of our capital position. Furthermore increased capital requirements may negatively affect our return on equity and other financial performance indicators.

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. For additional information about our capital position and capital management, see ‘Risk Review—Capital Risk’ on page 74.

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

On 5 October 2009, the FSA published liquidity rules that significantly broadened the scope of the existing liquidity regime. These were designed to enhance regulated firms’ liquidity risk management practices. As part of these reforms, the FSA implemented requirements for financial institutions to hold prescribed levels of specified liquid assets and have in place other sources of liquidity to address institution-specific and market-wide liquidity risks that institutions may face in short-term and prolonged stress scenarios. These rules have applied to us since June 2010 with some subsequent technical revisions. These rules will continue to apply to us until implementation of the Basel III standards.

As from 1 April 2013, the PRA, an independent subsidiary of the Bank of England, took over the responsibility for micro-prudential regulation of financial institutions from the FSA. The PRA currently operates its own liquidity rules based on the following elements:

•	principles of self-sufficiency and adequacy of liquidity resources;

•	enhanced systems and control requirements;

•	quantitative requirements, including Individual Liquidity Adequacy Standards, coupled with a narrow definition of liquid assets; and

•	frequent regulatory reporting.

Santander UK currently meets the minimum requirements set by the PRA. However, there can be no assurance that future changes to such requirements would not adversely impact on our operating results financial condition and prospects.

Under CRD IV, banks will be required to meet two new liquidity standards, comprising the Liquidity Coverage Ratio (“LCR”) and the Net Stable Funding Ratio (“NSFR”) metrics, which are aimed to promote:

•	the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and

•	a longer-term resilience by creating incentives for banks to fund their activities with more stable sources of funding on an on-going basis.

LCR

The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.

The LCR will be introduced in 2015 and the minimum requirement under CRD IV will begin at 60 per cent. on 1 October 2015, rising by 10 percentage points on each of 1 January 2016 and 1 January 2017 and by 20 percentage points to reach 100 per cent. on 1 January 2018. The PRA published a consultation on implementation of the liquidity rules in November 2014, which proposes that an 80 per cent. requirement should apply from October 2015, rising to 90% on 1 January 2017. This consultation will close on 27 February 2015.

NSFR

In October 2014, the Basel Committee published its final standard of the NSFR which will take effect on 1 January 2018. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are expected to hold a NSFR of at least 100 per cent. on an on-going basis and report its NSFR at least quarterly. Ahead of its planned implementation on 1 January 2018, the NSFR will remain subject to an observation period.

There is a risk that implementing and maintaining existing and new liquidity requirements, such as through enhanced liquidity risk management systems, may incur significant costs, and more stringent requirements to hold liquid assets may materially affect our lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability. This could in turn adversely impact our operating results, financial condition and prospects.

Exposure to UK Government debt could have a material adverse effect on us

Like many other UK banks, Santander UK invests in debt securities of the UK Government largely for liquidity purposes. As of 31 December 2014, approximately 1 per cent. of our total assets and 22 per cent. of its securities portfolio were comprised of debt securities issued by the

Abbey National Treasury Services plc 2014 Annual Report	173

Shareholder Information

Risk Factors continued

UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

We may suffer adverse effects as a result of the economic and sovereign debt tensions in the eurozone

Eurozone markets and economies continue to show signs of fragility and volatility, with recession in some national economies. Interest rate differentials among eurozone countries indicate continued doubts about some governments’ ability to fund themselves and affect borrowing rates in those economies. Further, the possibility remains that one or more eurozone countries could depart from the euro or that the euro could be abandoned as a currency altogether, which could have negative effects on both existing contractual relations and the fulfilment of obligations by us, our counterparties and/or our customers. This in turn would have a material adverse effect on our operating results, financial condition and prospects.

There is currently no established legal or practical framework to facilitate a Member State’s exit from the euro. Apart from the exit process, uncertainties that heighten the risk of re-denomination include how an exiting Member State would deal with its existing euro-denominated assets and liabilities and the valuation of any newly-adopted currency against the euro. A break-up of the eurozone could be associated with a deterioration in the economic and financial environment in the UK and could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial condition and prospects.

The European Central Bank (“ECB”) and European Council have taken actions in 2012 and 2013 with the aim of reducing the risk of contagion in the eurozone and beyond. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to progress towards the creation of a banking union. In January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprises a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2 per cent. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone nations, which are under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, resulting in the further spread of the recent economic crisis.

The high cost of capital for some European governments impacted the wholesale markets in the UK, which resulted in an increase in the cost of retail funding and greater competition in the savings market. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. For further description of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the “Country Risk Exposure” section in the Risk Review on pages 83 to 89. In addition, general financial and economic conditions in the UK, which directly affect our operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

We are exposed to risks faced by other financial institutions

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumours or questions about the solvency of certain financial institutions and the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. The European sovereign debt crisis and the risk it poses to financial institutions throughout Europe have had, and may continue to have, an adverse effect on interbank financial transactions in general. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us

Liquidity risk is the risk that we, although solvent, either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business as carried out by Santander UK and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse constraints in the supply of liquidity, including inter-bank lending, which arose between 2009 and 2013, materially and adversely affected the cost of funding our business, and extreme liquidity constraints affected may affect our operations and limited growth. There can be no assurance that such constraints will not reoccur.

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

Although central banks around the world have made coordinated efforts to increase liquidity in the financial markets and have in place additional facilities, by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and ensuring that currency swaps markets remain liquid, it is only gradually becoming known internationally how long these central bank schemes will continue or on what terms. The ECB has yet to clarify its long-term approach to liquidity support, although in the second half of 2014 it initiated the purchase of covered bonds and asset backed securities. In January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprises a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2 per cent.

In October 2013, the Bank of England updated its Sterling Monetary Framework to provide more transparent liquidity insurance support in exceptional circumstances. The Indexed Long-Term Repo Facility will now be available to support regular bank requirements for

174	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors continued

liquidity while the Discount Window Facility has been reinforced as support for banks experiencing idiosyncratic stress. The Collateralised Term Repo Facility will be made available to support markets in the event of a market wide liquidity stress.

The Bank of England and HM Treasury announced changes to the terms of the Funding for Lending Scheme (“FLS”) on 28 November 2013 to re-focus its incentives in the revised scheme towards supporting business lending in 2014. The FLS extension allowed participants to draw from the scheme from February 2014 until January 2015, but household lending in 2014 no longer generated any additional borrowing allowances as it did in the initial scheme. Instead, additional allowances only reflected lending to businesses in 2014. Any initial borrowing allowances in the FLS extension already earned by household and business lending in 2013 were unaffected. On 2 December 2014, the Bank of England and HM Treasury announced a further extension of the FLS to allow participants to borrow from the FLS until January 2016, with incentives to boost lending skewed towards small and medium sized enterprises. As at 31 December 2014, Santander UK plc had drawn £2.2bn of UK treasury bills under the FLS.

The availability of Bank of England facilities for UK financial institutions, to the extent that they provide us with access to cheaper and more attractive funding than other sources, reduces our reliance on retail and/or wholesale markets. To the extent that we make use of Bank of England facilities, any significant reduction or withdrawal of those facilities would increase our funding costs.

Each of the factors described above: the persistence or worsening of adverse market conditions, and the lack of availability, or withdrawal, of such central bank schemes or an increase in base interest rates, could have a material adverse effect on our liquidity and the cost of funding (whether directly or indirectly).

We aim for a funding structure that is consistent with our assets, avoids excessive reliance on short term wholesale funding, attracts enduring commercial deposits and provides diversification in products and tenor. We therefore rely, and will continue to rely, on commercial deposits to fund a significant proportion of lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future.

For additional information about our liquidity position and other liquidity matters, including the policies and procedures we use to manage our liquidity risks, see ‘Risk Review – Liquidity Risk’ on pages 66 to 73.

A sudden or unexpected shortage of funds in the banking system could lead to increased funding costs, a reduction in the term of funding instruments or require us to liquidate certain assets. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations

Credit ratings can in some instances affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us or Santander UK, and their credit ratings of us, Santander UK and our debt in issue are based on a number of factors, including our financial strength and that of the UK economy and conditions affecting the financial services industry generally.

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

In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts. Any of these results of a credit rating downgrade could, in turn, reduce our liquidity and have an adverse effect on us, including our operating results, financial condition and prospects. For example, Santander UK estimates that as at 31 December 2014, if Fitch, Moody’s and Standard & Poor were concurrently to downgrade its long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £5.9bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £1.2bn of cash and collateral.

However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

Although unsecured and secured funding stresses are included in Santander UK’s stress testing scenarios and a portion of Santander UK’s total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us. In addition, if certain counterparties terminated derivative contracts with us or other Santander UK group members and we or other Santander group members were unable to replace such contracts, our market risk profile could be altered.

Included in the current long-term credit ratings of Santander UK plc, which cross guarantees the Company, from Moody’s and Standard & Poor’s are two credit rating notches of ratings support, arising from an assumption by the rating agencies of UK Government intervention and of support for the bank should it be at risk of failing. On 3 February 2015, Standard & Poor’s placed on CreditWatch with negative implications the long-term ratings of Santander UK plc and many other banks in the UK, Germany and Austria, including those of our main UK peers. CreditWatch with negative implications highlights Standard & Poor’s opinion regarding the potential direction of a rating. These rating actions followed Standard & Poor’s review of government support in countries which had fully implemented the BRRD. Standard & Poor’s view is that there is a reduced likelihood of extraordinary government support being made available to UK banks in the future. It is therefore possible that Santander UK plc’s long-term credit rating could be downgraded by up to two credit rating notches by Standard & Poor’s in the first half of 2015. If a downgrade of our or Santander UK’s long-term credit ratings (whether by Standard & Poor’s and/or other rating agencies) were to occur, it could also impact our short-term credit ratings. With the removal of systemic support by the UK Government, all things being equal, the impact on our or Santander UK’s long-term credit-rating could potentially increase the cost of some of our wholesale borrowing and our ability to secure both long-term and short-term funding may be reduced.

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

Abbey National Treasury Services plc 2014 Annual Report	175

Shareholder Information

Risk Factors continued

availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and/or reducing asset prices.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the credit rating agencies will maintain our current credit ratings or outlooks. Our failure to maintain favourable credit ratings and outlooks could increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

Our financial results are subject to fluctuations in interest rates and other market conditions, which may materially adversely affect us

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rates, exchange rates or equity prices. Changes in interest rates would affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	the market value of our securities holdings;

•	gains from sales of loans and securities; and

•	gains and losses from derivatives.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

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

If interest rates decrease, although this is likely to reduce our funding costs, it is likely to compress our interest margin, as well as adversely impact our income from investments in securities and loans with similar maturities, which could have a negative effect on our operating results, financial condition and prospects.

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

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Our capital is stated in pound sterling and we do not fully hedge our capital position against changes in currency exchange rates. Although we seek to hedge most of our currency risk, through hedging and purchase of cross-currency swaps, these hedges do not eliminate currency risk and we can make no assurance that we will not suffer adverse financial consequences as a result of currency fluctuations. Significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on our results of operations and our ability to meet our US dollar and euro-denominated obligations, and which could have a material adverse effect on our operating results, financial condition and prospects.

We are also exposed to equity price risk in connection with our trading investments in equity securities as part of our normal course of business as a commercial bank. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets, due to the continued economic uncertainty and sovereign debt tensions, has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment, which would be subject to write-offs against our results. To the extent any of these risks materialise, our net interest income or the market value of our assets and liabilities could be adversely affected.

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects

In the past seven years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition and prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets and in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value.

This is a challenging task as reliable assumptions are difficult to make and are inherently uncertain. Moreover, valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

Failure to successfully implement and continue to improve our credit risk management systems could materially and adversely affect our business

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ our own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by

176	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors continued

other Banco Santander group members. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgement, our employees may not always be able to assign a correct credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have refined our credit policies and guidelines to address potential risks associated with particular industries or types of customers, such as affiliated entities and group customers. However, we may not be able to detect these risks before they occur, or our employees may not be able to effectively implement our credit policies and guidelines due to limited tools available to us, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

We are subject to various risks associated with our derivative transactions that could have a material adverse effect on us

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to various risks associated with these transactions, including market risk, operational risk, basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or counterparty risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

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

Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our people, digital technologies, computer and email services, software and networks, as well as the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, human error, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against information security risk, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted hacking. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

Infrastructure and technology resilience

We take protective measures and continuously monitor and develop our systems to safeguard our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. Furthermore, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. There can be no assurance that we will not suffer material losses from operational risks in the future, including those relating to any security breaches.

Cyber security

In particular, we have seen in recent years computer systems of companies and organisations being targeted, not only by cyber criminals, but also by activists and rogue states. We continue to face a host of cyber threats and as attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects.

Procedure and policy compliance

We also manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorised disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects.

Further, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective.

We may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorised access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

Abbey National Treasury Services plc 2014 Annual Report	177

Shareholder Information

Risk Factors continued

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us

Our businesses and our ability to remain competitive depends to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking information technology platform utilised by Santander UK and Banco Santander, S.A), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between the Santander UK branches and main data processing centres, are critical to our businesses and our ability to compete. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot be certain that in the future we will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as our competitors; this may result in a loss of the competitive advantages that we believe our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We may be exposed to unidentified or unanticipated risks despite our risk management policies, procedures and methods

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of risk reporting systems. For further description of our risk management policies see the Risk Review on pages 24 to 89. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material, unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could have a material adverse effect on our operating results, financial condition and prospects.

Competition with other financial institutions could adversely affect us

Santander UK faces substantial competition in all parts of its business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. The market for UK financial services is highly competitive and the recent financial crisis continues to reshape the banking landscape in the UK, particularly the financial services and mortgage markets, reinforcing both the importance of a retail deposit funding base and the strong capitalisation of an institution. Lenders have moved increasingly towards a policy of concentrating on the highest quality customers and there is strong competition for these customers. The supply of credit is more limited for those potential customers without a large deposit or good credit history.

We expect competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. In particular, the Independent Commission on Banking (the “ICB”), chaired by Sir John Vickers, recommended that steps be taken to increase competition in the personal and small business banking sector (including, for example, strengthening the objectives of the Financial Conduct Authority (the “FCA”) (as successor to the FSA) for the role of conduct supervision, such that it is obliged to regulate in a manner which promotes competition). On 19 December 2011, HM Treasury published its response to the ICB report, agreeing with the majority of the ICB’s recommendations. The Financial Services Act 2012 has amended the FSMA with effect from 1 April 2013 to include in the FCA’s operational objectives the objective of promoting effective competition in the interests of consumers in the markets for regulated financial services. A strong political and regulatory will to foster consumer choice in retail financial services could lead to even greater competition in the UK personal and small business banking sectors (for further detail, see the section on competition under the Risk Factor entitled “We are subject to substantial regulation and government oversight which could adversely affect our business and operations” on page 179).

Increasing competition could require that Santander UK increases its rates offered on deposits or lower the rates it charges on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect Santander UK’s business results and prospects by, among other things, limiting its ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

In addition, if Santander UK’s customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If Santander UK is not successful in retaining and strengthening customer relationships, it may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

If financial markets remain unstable, financial institution consolidation may continue. Financial institution consolidation could also result from the UK Government disposing of its stake in those financial institutions it currently controls. Such consolidation could adversely affect our operating results, financial condition and prospects. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. Santander UK also faces competition from non-bank competitors, such as supermarkets, department stores and technology firms, and generally from other loan or credit providers.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers. However, we cannot guarantee that our new products and services will be responsive to customer demands or successful once they are offered to our customers, or that they will be successful in the future. In addition, our customers’ needs or desires may change over time,

178	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors continued

and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs. If we cannot respond in a timely fashion to the changing needs of our customers, we may lose customers, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the UK market, we will be exposed to new and potentially increasingly complex risks, including conduct risk and development expenses. Our employees and risk management systems, as well as our experience and that of our partners, may not be sufficient or adequate to enable us to properly handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect our operating results.

Further, our customers may raise complaints and seek redress if they consider that they have suffered loss from our products and services; for example, as a result of any alleged misselling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to the risk of potential legal action by our customers and intervention by our regulators. For further detail on our legal and regulatory risk exposures, please see the Risk Factor entitled “We are exposed to risk of loss from legal and regulatory proceedings” on page 181 and the Risk Factor entitled “Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints” on page 182.

Any or all of the above factors, individually or collectively, could have a material adverse effect on us.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past, and can continue to, negatively impact our operating results, financial condition and prospects. We cannot be sure that we will be able to effectively control the level of impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies.

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

If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us

Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the Bank of England base rate. As a result borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at relatively low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers’ required monthly payments may result in higher delinquency rates and losses in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for us.

Our loan portfolio is subject to risk of prepayment, which could have a material adverse effect on us

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

The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and we may be unable to realise the full value of the collateral securing its loan portfolio

The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond its control, including macroeconomic factors affecting the UK’s economy. Our residential mortgage loan portfolio is one of Santander UK’s principal assets, comprising 79 per cent. of its loan portfolio as of 31 December 2014. As a result, it is highly exposed to developments in the residential property market in the UK.

The housing market has performed stronger than anticipated in 2014, with an increase in both house prices and the volume of property transactions. However, these increases have not so far resulted in strong growth in net mortgage lending in the market. Any further increase in house prices may be limited by the high level of prices relative to household earnings given the continued weakness seen in real earnings growth. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

The value of the collateral securing Santander UK’s loan portfolio may also be adversely affected by force majeure events such as natural disasters like floods or landslides. Any force majeure event may cause widespread damage and could have an adverse impact on the economy of the affected region and may therefore impair the asset quality of Santander UK’s loan portfolio in that area.

Abbey National Treasury Services plc 2014 Annual Report	179

Shareholder Information

Risk Factors continued

Santander UK may also not have sufficiently up-to-date information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, Santander UK may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our operating results, financial condition and prospects.

We have a core strategy to develop our operations organically and through acquisitions, but if we are unable to manage such development effectively, this could have an adverse impact on our profitability

We allocate management and planning resources to develop strategic plans for organic development, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic development objectives. Challenges that may result from our strategic development decisions include our ability to:

•	manage efficiently our operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic opportunities, investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions, in line with our strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage our development effectively, including any or all of the above challenges associated with our development plans, could have a material adverse effect on our operating results, financial condition and prospects.

From time to time, we evaluate acquisition and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms or at all. Furthermore preparations for acquisitions that we do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies such as legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialise. In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.

Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Goodwill impairments may be required in relation to acquired businesses

Santander UK has made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if its valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect Santander UK’s regulatory capital. Whilst no impairment of goodwill was recognised in 2013 or 2014, there can be no assurances that Santander UK will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations

Supervision and new regulation

As a financial institution, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the European Union and each other location in which we operate, including in the United States. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB (following the introduction of the Single Supervisory Mechanism in November 2014). The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws and regulations by regulators are also subject to change. Extensive legislation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the European Union, Latin America and other jurisdictions, and new regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the UK, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

During recent periods of market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. This intensive approach to supervision has been maintained by the PRA and the FCA (as successor regulatory authorities to the FSA).

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation, in particular in the UK, which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK

180	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors continued

legislation and regulation to address the stability of the financial sector may also affect the competitive position of Santander UK, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry, for instance in relation to capital requirements, including leverage and TLAC requirements (and the MREL), liquidity risk management and also the UK Government’s introduction of the bank levy. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our business.

Banking Reform

On 18 December 2013, the Banking Reform Act was enacted. Among other things, the Banking Reform Act either directly, or through amendments to FSMA:

•

provides HM Treasury and the PRA powers to implement the ICB recommendations including by introducing requirements for ring-fencing of core retail banking activities pursuant to which UK banks that undertake significant retail deposit taking activities (including us) will be required to place these deposit taking activities into a ring-fenced bank;

•	introduces a Senior Managers Regime and Certification Regime, replacing the Approved Persons Regime established under FSMA (as amended by the Financial Services Act 2012);

•	introduces a new criminal offence for reckless misconduct in the management of a bank;

•	establishes a new Payment Systems Regulator; and

•

amends the Banking Act 2009 (the “Banking Act”) to include a bail-in stabilisation power forming part of the special resolution regime (see the Risk Factor entitled “Bail-in and write-down powers under the Banking Reform Act and the BRRD” on page 183 and 184 for further detail).

Secondary legislation setting out the scope of the ring fence required by the Banking Reform Act was adopted in 2014, and the PRA and the FCA are currently developing their rules in relation to the ring-fencing requirements. In January 2015, affected banks submitted preliminary plans for ring-fencing to the PRA and the FCA in response to their consultation paper on legal structure, governance and the continuity of services and facilities. Further consultations containing key details of the regime are expected in late 2015, with final rules anticipated in 2016. As the regulatory framework is still being developed, there remain key uncertainties around the final scope and effect of the requirements and, consequently, as to the specific effect on us, including in relation to the scope of permissible intragroup exposures. Consequently, it is too early to assess the full impact of the Banking Reform Act and any ancillary secondary legislation. However, it is expected that changes to our structure and business, for example, will be necessary for us to comply with the Banking Reform Act, and such changes could have an adverse effect on our operating results, financial condition and prospects.

Further detail on the potential risks posed by the Banking Reform Act can be found in the Risk Factors entitled “The Banking Act may adversely affect our business” and “Bail-in and write-down powers under the Banking Act and the BRRD”.

European Structural Reform

On 29 January 2014, the European Commission (the “Commission”) published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking activities and a ban on proprietary trading. The proposal currently contemplates that Member States that have already implemented ring-fencing legislation, such as the UK, may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the Commission that such local legislation meets the objectives and requirements set out in the EU proposal. On 7 January 2015, the European Parliament’s Committee on Economic and Monetary Affairs published a draft report proposing amendments to the Commission’s proposal, including a proposed removal of the derogation. The Commission proposal envisages that the draft Regulation will be adopted by June 2015 and that the separation requirements will become effective on 1 July 2018. The adoption of this proposal in its current, or in an amended, form may require further changes to our structure and business and could require us to modify our plans in connection with compliance with the Banking Reform Act.

US Regulation

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a new regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. Abbey National Treasury Services plc became provisionally registered as a swap dealer with the CFTC on 4 November 2013. Although many significant regulations applicable to swap dealers are already in effect, some of the most important rules, such as margin requirements for uncleared swaps, have not yet been implemented and we continue to assess how compliance with these new rules will affect our business.

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which would include Santander UK in relation to its residential mortgage-backed securities programmes, to retain 5 per cent. of the credit risk of the assets subject to the securitisation. At a general level, the rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5 per cent. (measured by fair value) of the most subordinated interest in the securitisation, or 5 per cent. (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions. The final rule will take effect for residential mortgage-backed securities transactions on 24 December 2015, and on 24 December 2016 for other securitisation transactions.

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including Santander UK, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the United States. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. On 10 December 2013, the US bank regulators issued final regulations implementing the Volcker Rule, and the Federal Reserve also issued an order extending the conformance period for all banking entities until 21 July 2015. On 18 December 2014 the US Federal Reserve announced an additional extension of the conformance period that would give banking entities until 21 July 2016 to conform investments in and relationships with covered funds and foreign funds that may be subject to the Volcker Rule and that were in place prior to 31 December 2013,and additional extensions are possible. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the applicable conformance period. We are assessing

Abbey National Treasury Services plc 2014 Annual Report	181

Shareholder Information

Risk Factors continued

how the final implementing regulations for the Volcker Rule will affect our businesses and have been developing and implementing plans to bring affected businesses into compliance.

Each of these aspects of the Dodd-Frank Act, as well as the changes in the US banking regulations, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, pose to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry and, in particular, retail banking. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. Under the Enterprise Regulatory Reform Act 2013 the Office of Fair Trading (“OFT”) and the Competition Commission were replaced by the Competition and Markets Authority (“CMA”) on 1 April 2014. The CMA is now the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, the FCA will have new powers from 1 April 2015 to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK.

Following a market study and review, the CMA is currently undertaking a Market Investigation into competition in the personal current account and SME retail banking markets that has a statutory deadline of May 2016. Given the wide ranging powers available to the CMA, this investigation may result in significant industry-wide remedies. In addition, the FCA has recently undertaken, and is undertaking, a number of competition related studies and reviews. When it becomes operational on 1 April 2015 the Payments Systems Regulator will also have an objective and powers equivalent to those of the FCA to promote competition in the payments industry. The resolution of a number of issues, including regulatory reforms, investigations and reviews and court cases, affecting the UK financial services industry, could have an adverse effect on our operating results, financial condition and prospects, or our relations with our customers and potential customers.

The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to us has been reformed and reorganised and we are subject to any potential resulting uncertainty and changes to the UK regulatory regime in general

Under the Financial Services Act 2012, the UK Government introduced a range of structural reforms to UK financial regulatory bodies. As a result of those reforms, as of 1 April 2013, Santander UK’s primary micro-prudential supervisor is the PRA, while its conduct supervisor is the FCA. Key changes which took effect in 2014 included the transfer of consumer credit regulation to the FCA from the OFT on 1 April 2014, and the creation of the Payment Systems Regulator as an autonomous subsidiary of the FCA on 1 April 2014, which will take effect as an economic regulator from 1 April 2015.

Within the current regulatory framework Santander UK is subject to each regulator’s respective supervisory regimes and approaches, and any policy development, change or new regulation which may be brought in. In turn the UK regulatory framework is subject to amendment or change by the UK Government (as occurred following the 2010 General Election, when the FSA was abolished and replaced by the current PRA/FCA structure).

The Financial Services Act 2012 also established the FPC within the Bank of England responsible for macro-prudential regulation and with a statutory objective to contribute to the achievement by the Bank of England of its financial stability objective and otherwise supporting the UK Government’s economic policy. In addition to monitoring the stability of the UK financial system, the FPC may exercise its statutory powers to give directions or make recommendations to the PRA and/or FCA. While the FPC is not permitted to give directions or make recommendations in relation to a specific regulated institution, any such directions and/or recommendations could impact on the UK banking sector, which includes Santander UK.

Various reforms to the mortgage lending and personal loans market have been proposed which could require significant implementation costs or changes to our business strategy

Mortgage Lending

In December 2011, the FSA published a consultation paper that consolidated proposals arising out of its wide-ranging “mortgage market review”, which was launched in October 2009 to consider strengthening rules and guidance on, among other things, affordability assessments, product regulation, arrears charges and responsible lending.

The final rules in relation to the FCA Mortgage Market Review (“MMR”) came into force on 26 April 2014. These rules require a number of material changes to the mortgages sales process both in terms of advice provision in nearly all scenarios and significantly enhanced affordability assessment and evidencing. The new rules permit interest-only loans. However, there is a clear requirement for a clearly understood and credible strategy for repaying the capital (evidence of which the lender must obtain before making the loan).

The impact of the changes is now largely clear and in line with other lenders, the reforms presaged a period of significant change for the mortgage lending business requiring changes to mortgage sales delivery systems, associated documentation and the risk assessment of prospective mortgage customers. Santander UK plc has implemented certain changes to implement the MMR requirements. However, there can be no assurance that it will not make any future changes to its mortgage lending business, whether as a result of the MMR or other mortgage lending reforms, and that such changes would not adversely affect it.

In March 2011, the Commission published a proposal for a directive on credit agreements relating to residential immovable property for consumers (the “Mortgage Credit Directive”). The Mortgage Credit Directive was published in the Official Journal on 28 February 2014 and must be implemented by Member States by 21 March 2016. The Mortgage Credit Directive requires, among other things, standard pre-contractual information, calculation of the annual percentage rate of charge in accordance with a prescribed formula, and a right of the borrower to make early repayment. HM Treasury and the FCA each published consultations in September 2014 on the necessary legislation and rules required to implement the Mortgage Credit Directive in the UK. They have indicated that they intend to adopt final versions of the necessary legislation and rules by the end of March 2015, and HM Treasury published a consultation response and final draft legislation in January 2015. Until the UK implementing legislation is adopted and the FCA rules are finalised, it is not certain what effect the adoption and implementation of the Mortgage Credit Directive will have on Santander UK’s mortgage business. As a result, Santander UK may be required to make further changes to its mortgage lending business to comply with the reforms and such reforms could therefore have an adverse effect on Santander UK’s operating results, financial condition and prospects.

182	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors continued

Consumer Credit

On 1 April 2014, consumer credit regulation (which includes regulation of new and existing second charge mortgages), was transferred from the OFT to the FCA in accordance with the provisions under the Financial Services Act 2012. Firms that held an OFT licence and had registered with the FCA by 31 March 2014, including Santander UK plc, have been granted an interim permission under the new regime and must apply to the FCA for full authorisation during an application period notified by the FCA. Under the new regime: (i) carrying on certain credit-related activities (including in relation to servicing credit agreements) otherwise than in accordance with permission from the FCA will render the credit agreement unenforceable without FCA approval; and (ii) the FCA has the power to make rules providing that contracts made in contravention of its rules on cost and duration of credit agreements, or in contravention of its product intervention rules, are unenforceable. If Santander UK plc is not granted full authorisation by the FCA, or if the FCA were to impose certain conditions attached to such authorisation, this could have an adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings

We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues, including inappropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could result in claims against us or subject us to regulatory enforcement actions, fines and/or penalties. The current regulatory environment, with its increased supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These include the risk that:

•

the Bank of England, the PRA and the FCA, HM Treasury, HM Revenue & Customs (“HMRC”), the CMA, the Information Commissioner’s Office, the Financial Ombudsman Service (“FOS”) or the courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion;

•

the alleged misselling of financial products, such as Payment Protection Insurance (“PPI”), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, results in Enforcement action (including fines) or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products;

•

we hold accounts for entities that might be or are subject to interest from various regulators, including the UK’s Serious Fraud Office, regulators in the US and elsewhere. We are not currently subject to any investigation into us as a result of any such enquiries, but cannot exclude the possibility of our conduct being reviewed as part of any such investigation; and

•	we may be liable for damages to third parties harmed by the conduct of our business.

We are from time to time subject to certain claims and party to certain legal proceedings in the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or under regulatory processes in other jurisdictions, such as the European Union and the United States, where some Santander UK group entities operate. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines and/or penalties related to each pending matter may be and these pending matters are not disclosed by name because they are under assessment. We believe that we have made adequate provisions related to these various claims and legal proceedings. These provisions are reviewed periodically. However, in light of the uncertainties involved in such claims and proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints

The PRA and the FCA now have a more outcome-focused regulatory approach than their predecessor the FSA. This involves more proactive enforcement and more punitive penalties for infringement. As a result, we and other PRA and/or FCA-authorised firms face increased supervisory intrusion and scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of their regulatory obligations are likely to face more stringent penalties.

In particular, the FCA has a strong focus on consumer protection, and it is taking a more interventionist approach in its increasing scrutiny of product terms and conditions. FSMA (as amended by the Financial Services Act 2012) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified.

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

Abbey National Treasury Services plc 2014 Annual Report	183

Shareholder Information

Risk Factors continued

effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action.

Under the Financial Services Act 2010, the FCA has the power to require authorised firms, including us, to establish a customer redress scheme if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including misselling.

In recent years there have been several industry-wide issues in which the FSA (now the FCA) has intervened directly. One such issue is the misselling of PPI. In August 2010, the FSA published a policy statement entitled “The assessment and redress of Payment Protection Insurance complaints” (the “Policy Statement”). The Policy Statement contained rules which altered the basis on which regulated firms (including Santander UK plc and certain members of our group) must consider and deal with complaints in relation to the sale of PPI and potentially increased the amount of compensation payable to customers whose complaints are upheld. A legal challenge of these rules by the British Bankers’ Association was unsuccessful. In light of this and the consequential increase in claims levels Santander UK performed a detailed review of our provision requirements in the first half of 2011 and, as a result, revised its provision for PPI complaint liabilities to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement for 2011. No additional provisions were made for PPI in 2012 or in 2013. In 2014, a total charge of £140m, including related costs, was made for further conduct remediation. Of this, £95m related to PPI, following a review of recent claims activity, which indicated that claims are now expected to continue for longer than originally anticipated. The FCA has announced that it will gather evidence on current trends in PPI to assess the current process for PPI complaints. It will consider whether any new intervention is necessary and report on the matter in the summer of 2015.

Given the above, the ultimate financial impact on Santander UK of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the implementation of the Policy Statement, the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. Santander UK can make no assurance that expenses associated with PPI complaints will not exceed the provision it has made relating to these claims. More generally, Santander UK can make no assurance that our estimates for potential liabilities, based on the key assumptions it used, are correct, and the reserves taken as a result may prove inadequate. If Santander UK were to incur additional expenses that exceed provisions for PPI liabilities or other provisions, these expenses could have a material adverse effect on our operating results, financial condition and prospects.

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

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the “Order”) was made on 16 December 2013 and came into force on 1 January 2014. The Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a super-complaint to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a “super-complaint” were made against Santander UK by a designated consumer body under this Order, any response published or action taken by the FCA could have a material adverse effect on its operating results, financial condition and prospects.

The Banking Act may adversely affect our business

The Banking Act came into force on 21 February 2009. The special resolution regime set out in the Banking Act provides HM Treasury, the Bank of England, the PRA and the FCA (and their successor bodies) with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a “bridge bank”. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

In addition, pursuant to recent amendments made to the Banking Act, which came into force on 1 August 2014, provision has been made for, various tools to be used in respect of a wider range of UK entities, including investment firms and certain banking group companies, provided that certain conditions are met. Secondary legislation specifies that the Banking Act powers can be applied to investment firms that are required to hold initial capital of €730,000 and to certain UK incorporated non-bank companies in our group.

If an instrument or order were made under the Banking Act in respect of the Company, such instrument or order (as the case may be) may (among other things): (i) result in a compulsory transfer of shares or other securities or property of the Company; (ii) impact on the rights of the holders of shares or other securities in the Company or result in the nullification or modification of the terms and conditions of such shares or securities; or (iii) result in the de-listing of the Company’s shares and/or other securities. In addition, such an order may affect matters in respect of the Company and/or other aspects of the Company’s shares or other securities, which may negatively affect the ability of the Company to meet its obligations in respect of such shares or securities.

Further, amendments to the Insolvency Act 1986 and secondary legislation have introduced changes to the treatment and ranking of certain debts with the result that certain eligible deposits will rank in priority to the claims of ordinary (i.e. non-preferred) unsecured creditors in the event of an insolvency. This may negatively affect the ability of the Company to meet its obligations in respect of its unsecured creditors in an insolvency scenario.

Bail-in and write down powers under the Banking Act and the BRRD

The Banking Reform Act as of 31 December 2014 amended the Banking Act to introduce a UK ‘bail-in power’. On 6 May 2014, the EU Council of the European Union adopted the BRRD, which contains a similar bail-in power and requires Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured debt claims to equity (subject to certain parameters). The BRRD provides that resolution authorities shall not exercise these write down or conversion powers in relation to secured liabilities. The UK Government decided to implement the BRRD bail-in power from 1 January 2015 (with the exception of provisions requiring contractual recognition of UK bail-in powers in foreign law governed liabilities which will be implemented through FCA and PRA rules between February 2015 and 1 January 2016) and has introduced secondary legislation which came into force on 1 January 2015 to amend the UK bail-in power to implement the BRRD.

184	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors continued

The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act to enable them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order, which is based on the principle that such creditors should receive no less favourable treatment than they would have received, had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a UK bank under resolution and the power to convert certain liabilities from one form to another. The conditions for use of the UK bail-in power are generally that (i) the regulator determines the relevant UK bank is failing or likely to fail; (ii) it is not reasonably likely that any other action can be taken to avoid such a UK bank’s failure; and (iii) the relevant UK resolution authority determines that it is in the public interest to exercise the bail-in power. Certain liabilities are excluded from the scope of the bail-in powers, including liabilities to the extent that they are secured.

According to the Banking Act, as well as similar principles in the BRRD, the relevant UK resolution authority should have regard to the insolvency treatment principles when exercising the UK bail-in power. The insolvency treatment principles are that (i) the exercise of the UK bail-in power should be consistent with treating all liabilities of the bank in accordance with the priority that they would enjoy on a liquidation and (ii) any creditors who would have equal priority on a liquidation should bear losses on an equal footing with each other. HM Treasury may, by order, specify further matters or principles to which the relevant UK resolution authority must have regard when exercising the UK bail-in power. These principles may be specified in addition to, or instead of the insolvency treatment principles. If the relevant UK resolution authority departs from the insolvency treatment principles when exercising the UK bail-in power, it must report to the Chancellor of the Exchequer stating the reasons for its departure.

The bail-in power under the Banking Act and the BRRD may potentially be exercised in respect of any unsecured debt securities issued by a financial institution under resolution or by a relevant member of our group, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act and the BRRD could be exercised in respect of our debt securities. The occurrence of circumstances in which bail-in powers would need to be exercised in respect of us would likely have a negative impact on our business.

The BRRD also contains a mandatory write down power which requires Member States to grant powers to resolution authorities to recapitalise institutions and/or their EEA parent holding companies that are in severe financial difficulty or at the point of non-viability by permanently writing down Tier 1 or Tier 2 capital instruments issued by such institutions and/or their EEA parent holding companies, or converting those capital instruments into shares. The mandatory write down provision has been implemented in the UK through the Banking Act. Before determining that any institution has reached a point of non-viability (and accordingly, before taking any form of resolution action or applying any resolution power set out in the BRRD), the UK resolution authorities have the power (and are obliged when specified conditions are determined to have been met) to write down, or convert Tier 1 and Tier 2 capital instruments issued by that institution into CET1 capital instruments. These measures could be applied to certain of our debt securities; the occurrence of circumstances in which write down powers would need to be exercised in respect of us would be likely to have a negative impact on our business.

In addition, the BRRD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of “critical functions” from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. If used in respect of the Company, Santander UK or its holding company, these ex ante powers could have a negative impact on our business.

Santander UK is responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (“FSCS”) was established under FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a PRA or FCA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA or the FCA, including members of our group.

Following the default of a number of authorised financial services firms since 2008, the FSCS borrowed funds totalling approximately £18bn from HM Treasury to meet the compensation costs for customers of those firms. It is expected that the substantial majority of the principal will be repaid from funds the FSCS levies from asset sales, surplus cash flow or other recoveries in relation to assets of the firms that defaulted. However, the FSCS estimates that the assets of these failed institutions are insufficient, and, to the extent that there remains a shortfall, is recovering this shortfall by levying firms authorised by the PRA or the FCA in instalments. The first instalment was in scheme year 2013/14, and Santander UK made a first capital contribution in August 2013. The second instalment was in scheme year 2014/15, and Santander UK made a second capital contribution in August 2014. For the year ended 31 December 2014, Santander UK charged £91m to the income statement in respect of the costs of the FSCS.

In the event that the FSCS raises further funds from authorised firms or increases the levies to be paid by such firms or the frequency at which the levies are to be paid, the associated cost to Santander UK may have a material adverse effect on our operating results, financial condition and prospects. The recent measures taken to protect the depositors of deposit-taking institutions involving the FSCS, such as the borrowing from HM Treasury mentioned above, have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions. In addition, following amendments to the preferred credit status of depositors that came into force on 31 December 2014, the FSCS stands in the place of depositors of a failing institution and has preferred status over an institution’s other creditors.

In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for us. For instance, in July 2013, the Council of the European Union announced its intention that revisions to the EU Deposit Guarantee Scheme Directive should be adopted by the end of 2013. The recast EU Deposit Guarantee Scheme Directive (the “DGSD”), which was published in the Official Journal on 12 June 2014 and entered into force on 2 July 2014, introduced a tighter definition of deposits and includes a requirement that the Deposit Guarantee Scheme pay customers within a week and a requirement that banks must be able to provide information on the aggregated deposits of a depositor. These revisions are likely to affect the methodology employed by the FSCS for determining levies on institutions. In addition, the DGSD also requires Member States to ensure that by 3 July 2014 the available financial means of deposit guarantee schemes reach a minimum target level of 0.8 per cent. of the covered deposits of their members and requires deposit guarantee schemes to be ex-ante funded. In October 2014, the PRA published a consultation paper on the implementation of the DGSD. In its consultation paper, the PRA confirmed the UK Government’s announced intention to use the existing bank levy to meet the ex-ante funding requirements in the DGSD. Changes as a result of this may affect the profitability of members of our group required to contribute to the FSCS).

FSCS levies are collected by the FCA as part of a single payment by firms covering the FCA, the PRA, the FOS and the FSCS fees. It is possible that future policy of the FSCS and future levies on the firms authorised by the FCA or PRA may differ from those at present and that this could lead to a period of some uncertainty for members of our group. In addition, it is possible that other jurisdictions where we operate could introduce or amend their similar compensation, contributory or reimbursement schemes. As a result of any such

Abbey National Treasury Services plc 2014 Annual Report	185

Shareholder Information

Risk Factors continued

developments, Santander UK may incur additional costs and liabilities which may adversely affect our operating results, financial condition and prospects.

We may fail to detect or prevent money laundering and other financial crime activities due to not correctly identifying our financial crime risks and failing to implement effective controls to mitigate those risks. This could expose us to heavy fines, additional regulatory scrutiny, increased liability and reputational risk.

We are obligated to comply with applicable anti-money laundering (“AML”), anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence regarding sanctions and politically-exposed person screening, keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include AML training for our staff, reporting suspicious transactions and activity to appropriate law enforcement following full investigation by the Suspicious Activity Reporting Unit.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and financial crime related activities. These require implementation and embedding within the business effective controls and monitoring which require on-going changes to systems and operational activities. Financial crime is continually evolving, and the expectation of regulators is increasing. This requires similarly proactive and adaptable responses from us so that we are able to effectively deter threats and criminality. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our staff to assist us by spotting such activities and reporting them, and our staff have varying degrees of experience in recognising criminal tactics and understanding the level of sophistication of criminal organisations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. Where we are unable to apply the necessary scrutiny and oversight there remains a risk of regulatory breach.

Where we are unable to fully comply with applicable laws, regulations and expectations our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day to day supervision by external consultants and ultimately the revocation of our banking licence.

The reputational damage to our business and global brand would be severe if we were found to have breached AML or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes.

Changes in taxes and other assessments may adversely affect us

The tax and other assessment regimes to which our customers and we are subject are regularly reformed, or subject to proposed reforms. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which may be earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

The following paragraphs discuss three major reforms (the Bank Levy, FATCA and possible future changes in the taxation of banking groups in the European Union) which could have a material adverse effect on our operating results, financial condition and prospects, and the competitive position of UK banks, including Santander UK.

Bank Levy

HM Treasury introduced an annual UK bank levy (the “Bank Levy”) via legislation in the Finance Act 2011. The Bank Levy is imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to Santander UK. The amount of the Bank Levy is based on a bank’s total liabilities, excluding (amongst other things) Tier 1 capital, insured retail deposits and repos secured on sovereign debt. A reduced rate is applied to longer-term liabilities. The UK Government intends that the Bank Levy should raise at least £2.5bn each year. To offset the shortfall in Bank Levy receipts, and also to take account of the benefit to the banking sector of reductions in the rate of corporation tax, the rate of the Bank Levy was increased on 1 January 2012 and again on 1 January 2013. In December 2013, it was further announced that on 1 January 2014, the rate of the Bank Levy would rise to 0.156 per cent. in order to raise an estimated £2.7bn between 2014 and 2015 and an estimated £2.9bn each year between 2015 to 2016.

FATCA

Sections 1471 through 1474 of the US Internal Revenue Code of 1986 (“FATCA”) impose a reporting regime and potentially a 30 per cent. withholding tax with respect to certain payments to any non-US financial institution (a “foreign financial institution” or “FFI” (as defined by FATCA)) that (i) does not become a “Participating FFI” by entering into an agreement with the US Internal Revenue Service (the “IRS”) to provide the IRS with certain information in respect of its account holders and investors; or (ii) is not otherwise exempt from or in deemed compliance with FATCA. Santander UK plc and Abbey National Treasury Services plc are classified as FFI’s.

Final regulations implementing FATCA were enacted in 2013. The new reporting and withholding regime will be phased in over time. Withholding began on 1 July 2014 for certain payments from sources within the United States and it will begin on 1 January 2017 for payments of gross proceeds on assets that could generate US source dividend or interest and as early as 1 January 2017 for “foreign passthru payments” (a term not yet defined).

The United States and the UK have entered into an agreement for the implementation of FATCA (the “US-UK IGA”) under which Santander UK plc and Abbey National Treasury Services plc will be treated as Reporting Financial Institutions (as defined therein). We do not anticipate that these entities will be required to deduct any tax under FATCA from payments on the securities that we issue. Each relevant member of the our group subject to the US-UK IGA will, however, need to comply with certain due diligence and reporting requirements to HMRC. There can be no assurance that any such member of our group will be treated as a Reporting Financial Institution or that in the future we would not be required to deduct tax under FATCA from payments we make on certain financial products.

186	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors continued

Further, additional rules similar to FATCA have been implemented in other jurisdictions and the UK has entered into information sharing agreements based on FATCA with its Crown Dependencies and Overseas Territories. The Crown Dependency and Gibraltar agreements are reciprocal and will require UK Financial Institutions to identify customers who are tax residents of the Crown Dependencies and Gibraltar (and vice versa). The commencement date for these agreements was the same as for FATCA i.e., 1 July 2014.

Similarly, the Organisation for Economic Co-operation and Development (“OECD”) has developed a draft common reporting standard and model competent authority agreement to enable the multilateral, automatic exchange of financial account information. Under the OECD Common Reporting Standard (“CRS”) Financial Institutions will be required to identify and report the tax residence status of customers in the 90 plus countries that have endorsed the plans. 58 countries have committed to be early adopters going live in 2016. The required systemic solutions to meet this multilateral context require significant lead times to build and implement.

Unlike FATCA, CRS does not include a potential withholding element. Therefore our main risks are reputational and commercial.

European Taxation

As of 1 August 2012, pursuant to the French amending finance law for 2012, a financial transaction tax in France was introduced (the “French Financial Transaction Tax”). The French Financial Transaction Tax is set to be imposed on certain transactions, referenced to, or in relation with, French listed shares where the relevant issuer’s stock market capitalisation exceeds one billion euro. The French Financial Transaction Tax rate is 0.2 per cent. of the sale price of the transaction.

Similarly, on 24 December 2012, pursuant to paragraphs 491 to 500 of Article 1 of the Italian Law 288, a financial transaction tax in Italy was introduced (the “Italian Financial Transaction Tax”). The Italian Financial Transaction Tax commenced on 1 March 2013 for transactions in Italian equity instruments from 1 July 2013 for Italian equity derivatives. The Italian Financial Transaction Tax rate is between 0.12 per cent. and 0.22 per cent. of the sale price of the transaction reducing to between 0.2 per cent. and 0.1 per cent., respectively, from 1 January 2014.

On 14 February 2013, the Commission published a proposal (the “Commission Proposal”) for a Directive for a common system of financial transactions taxes (“EU Financial Transaction Tax” or “FTT”) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “Participating Member States”). Under the Commission’s proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally it would apply to certain dealings in securities where at least one party to the transaction is a financial institution established in a Participating Member State. A financial institution may be, or may be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including (i) by transacting with a person established in a Participating Member State or (ii) where the financial instrument which is subject to the dealings is issued in a Participating Member State. Whilst the UK is not a Participating Member State, the directive proposals are broad and as such may impact transactions completed by financial institutions operating in non-Participating Member States. We are still assessing the proposals to determine the likely impact on us.

A joint statement issued in May 2014 by ten of the eleven Participating Member States indicated an intention to implement the FTT progressively, such that it would initially apply to shares and certain derivatives, with this initial implementation occurring by 1 January 2016. Such an FTT initial implementation may not apply to dealings in shares. The FTT proposal remains subject to negotiation between the Participating Member States. It may therefore be altered prior to any implementation. Additional Member States may decide to participate. Banco Santander, S.A. is still assessing the proposal and the likely impact on us.

Changes in Santander UK’s pension liabilities and obligations could have a materially adverse effect on us

We provide retirement benefits for many of our former and current employees in the UK through a number of defined benefit pension schemes established under trust. Santander UK plc is the principal employer under these schemes, but it has only limited control over the rate at which it pays into such schemes. Under the UK statutory funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees, although if they cannot agree, such rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes.

The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension plans where that employer is a service company, or is otherwise “insufficiently resourced” (as defined for the purposes of the relevant legislation). As some of the employers within our group are service companies, if they become insufficiently resourced, other companies within our group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.

The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be moved to any company that is connected with or an associate of such employer in circumstances where the Regulator considers it reasonable to issue. The risk of a contribution notice being imposed may inhibit our freedom to restructure or to undertake certain corporate activities.

In a judgment handed down on 18 December 2013, the UK High Court has held that, where multiple group companies are potential targets for the Pensions Regulator’s power to issue contribution notices, the aggregate total of the contributions required by those notices was not limited to the amount required to fully fund the deficit in the relevant pension scheme under section 75 of the Pensions Act 1995 (“Section 75”). Although such a limit still applies in relation to a single contribution notice, this judgment means that, where there is more than one target for the Pensions Regulator’s powers, each of the contribution notices it could issue to those targets can be for the full amount of the Section 75 funding deficit and, further, the scheme may, under such multiple contribution notices, recover more than the actual or notional employer debt, potentially creating a surplus for the scheme. The UK High Court’s decision reopens the issue of schemes having a superior priority position over other creditors and further legal developments are expected as a result of the December 2013 judgement.

Should the value of assets to liabilities in respect of the defined benefit schemes operated by Santander UK record a deficit, due to a reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources. While Santander UK can control a number of the above factors, there are some over which it has no or limited control. Although the trustees of the defined benefit

Abbey National Treasury Services plc 2014 Annual Report	187

Shareholder Information

Risk Factors continued

pension schemes are obliged to consult with Santander UK before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them. Santander UK’s principal defined pension scheme is the Santander (UK) Group Pension Scheme and its corporate trustee is Santander (UK) Group Pension Scheme Trustee Limited (the “Pension Scheme Trustee”), a wholly-owned subsidiary of Santander UK. As at 31 December 2014, the Pension Scheme Trustee had 14 directors, comprising seven Santander-UK appointed directors and seven member-elected directors. Investment decisions are delegated by the Pension Scheme Trustee to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by seven Pension Scheme Trustee directors, four appointed by Santander UK and three by the Pension Scheme Trustee. The Pension Scheme Trustee directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander UK group Pension Scheme and not that of Santander UK. Any increase in our pension liabilities and obligations could have a material adverse effect on our operating results, financial condition and prospects.

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require Santander UK to make changes to its structure and business which could have an impact on its pension schemes or liabilities. For a discussion of the ICB’s recommendations see “We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations” on pages 179 and 180.

Damage to our reputation could cause harm to our business prospects

Maintaining a positive reputation is critical to us attracting and maintaining customers, investors and employees and conducting business transactions with counterparties. Damage to reputation of Santander UK or Banco Santander, S.A. (as the majority shareholder in Santander UK), the reputation of affiliates operating under the “Santander” brand or any of our other brands or the reputation of the UK or Spain could therefore cause significant harm to our business and prospects. Harm to our reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct, litigation, failure to deliver minimum standards of service and quality, compliance failures, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our operating results, financial condition and prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift towards increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more transactions, obligations and interests with and among our customers. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial condition

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial condition, based upon materiality and significant judgements and estimates, include impairment of loans and advances, valuation of financial instruments, goodwill impairment, provision for conduct remediation and pensions.

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

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud

Disclosure controls and procedures over financial reporting are designed to reasonably assure that information required to be disclosed by us in reports filed or submitted under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. We adopted the Committee of Sponsoring Organisations of the Treadway Commission internal control – integrated framework with effect from 15 December 2014, replacing the previous framework. The revised framework is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of controls over financial reporting.

There are however inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

188	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Risk Factors continued

Changes in accounting standards could impact reported earnings

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

We rely on third parties for important infrastructure support, products and services

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct business. Replacing these third party vendors could also entail significant delays and expense.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We rely upon certain outsourced services (including information technology support, maintenance and consultancy services in connection with Partenon) provided by certain other members of the Banco Santander group.

English law applicable to public companies and financial groups and institutions, as well as our articles of association, provide for several procedures designed to ensure that the transactions entered into, with or among our financial subsidiaries, do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. We are likely to continue to engage in transactions with our subsidiaries or affiliates (including our controlling shareholder). Future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favour.

Different disclosure and accounting principles between the UK and the United States may provide you with different or less information about us than you expect

There may be less publicly available information about us than is regularly published about companies in the United States. Issuers of securities in the UK are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with a relatively more developed capital market, including the United States. While we are subject to the periodic reporting requirements of the Exchange Act, we are not subject to the same disclosure requirements in the United States as a domestic US registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic US registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to holders of securities of a US company and may be reported in a manner that you are not familiar with.

Risks concerning enforcement of judgements made in the United States

The Company is a public limited company registered in England and Wales. All of the Company’s directors live outside the United States. As a result, it may not be possible to serve process on such persons in the United States or to enforce judgements obtained in US courts against them or us based on the civil liability provisions of the US federal securities laws or other laws of the United States or any state thereof. The Directors’ Report on pages 92 to 97 and the Strategic Report on page 91 of our 2014 Annual Report (together the “Reports”) have been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with those Reports shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 92 to 97 and the Strategic Report on on page 91 of our 2014 Annual Report. Under this safe harbour, the Directors would only be liable to the Company (and not to any third party) if either or both Reports contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact.

Abbey National Treasury Services plc 2014 Annual Report	189

Shareholder Information

Contact and Other Information

Abbey National Treasury Services plc registered office and principal office

2 Triton Square Regent’s Place London, NW1 3AN	Phone number: 0870-607-6000

Designated agent

The designated agent for service of process on ANTS in the United States is Abbey National Treasury Services plc (Connecticut branch), 400 Atlantic Street, Stamford, CT 06901.

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

Legal proceedings

ANTS is party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of ANTS. See Note 34 to the Consolidated Financial Statements.

Material contracts

ANTS is party to various contracts in the ordinary course of business. For the three years ended 31 December 2014 there have been no material contracts entered into outside the ordinary course of business, except for the contracts described below.

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2015 under a deed poll guarantee entered into by the Company on 10 May 2012. Santander UK plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 30 June 2015.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the ‘Capital Support Deed’) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of the PRA’s rules. Under the PRA’s rules, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements.

The Company, Santander UK plc, and Cater Allen Limited are party to a defined liquidity group liquidity facility agreement dated 28 May 2010 (the ‘DLG Facility Agreement’). The DLG Facility Agreement supports a defined liquidity group for the purposes of the PRA’s rules. The PRA’s rules permit a member of a defined liquidity group to rely on the liquid resources of other members of the defined liquidity group to comply with the PRA’s liquidity adequacy requirements. Under the DLG Facility Agreement, each party agrees to lend, subject to certain conditions and limitations, its excess liquidity to each other party.

Audit fees

See Note 9 to the Consolidated Financial Statements

Profit on sale of subsidiaries

No profits arose on sales of ANTS group undertakings during the three years ended 31 December 2014.

Significant acquisitions and disposals

The results were not materially affected by acquisitions and disposals during the three years ended 31 December 2014.

Accounting developments under IFRS

See Note 1 to the Consolidated Financial Statements.

190	Abbey National Treasury Services plc 2014 Annual Report

Shareholder Information

Guarantees

GUARANTEE of Santander UK plc by Abbey National Treasury Services plc

THIS INSTRUMENT by way of deed poll is executed on 10 May 2012 by ABBEY NATIONAL TREASURY SERVICES plc (registered in England No. 2338548) whose registered office is at 2 Triton Square, Regent’s Place, London NW1 3AN (the ‘Guarantor’)

WHEREAS:

Santander UK plc, a company incorporated in England (number 2294747) whose registered office is at 2 Triton Square, Regent’s Place, London NW1 3AN (‘Santander UK’), has requested the Guarantor and the Guarantor has agreed to guarantee payment of all Obligations (as hereinafter defined) in accordance with, and as limited by, the terms and conditions of this Deed (this ‘Guarantee’).

NOW THEREOF the Guarantor hereby covenants and agrees as follows:

1.	In this Guarantee, unless the context otherwise requires:

‘Creditor’

means any person (other than Santander UK or any subsidiary of Santander UK (as defined in section 1159 of the Companies Act 2006 (the ‘Act’)) or any individual who is a connected person of Santander UK (within the meaning of section 254 of the Act)) to whom an Obligation is from time to time owed.

‘Obligation’

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

Abbey National Treasury Services plc 2014 Annual Report	191

Shareholder Information

Guarantees continued

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

IN WITNESS whereof, this Guarantee has been executed as of the day and year first written above.

THE COMMON SEAL of ABBEY NATIONAL TREASURY SERVICES PLC	)
was hereunto affixed in the presence of:	)

Deputy Company Secretary

192	Abbey National Treasury Services plc 2014 Annual Report

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

Abbey National Treasury Services plc 2014 Annual Report	193

Shareholder Information

Guarantees continued

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

IN WITNESS whereof, this Guarantee has been executed as of the day and year first written above.

THE COMMON SEAL of SANTANDER UK PLC	)
was hereunto affixed in the presence of:	)

Deputy Company Secretary

194	Abbey National Treasury Services plc 2014 Annual Report

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

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. ANTS cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by ANTS or on ANTS’ behalf. Some of these factors, which could affect the business, financial condition and/or results of operations of the Santander UK group (of which ANTS is a significant part), are considered in detail in the Risk Review and the ‘Risk Factors’ section in the Shareholder Information section and they include:

•	our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•	the disruptions and volatility in the global financial markets;

•	the effects of UK economic conditions;

•	our exposure to UK political developments;

•	the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit our operations;

•	the extent to which liquidity requirements and any changes to these requirements may limit the our operations;

•	Santander UK’s exposure to UK Government debt;

•	the effects of the ongoing economic and sovereign debt tensions in the eurozone;

•	our exposure to risks faced by other financial institutions;

•	our ability to access liquidity and funding on acceptable financial terms ;

•	the effects of an adverse movement in external credit rating assigned to the Santander UK group, any Santander UK group member or any of their respective debt securities;

•	the effects of fluctuations in interest rates and other market conditions;

•	the extent to which we may be required to record negative fair value adjustments for our financial assets due to changes in market conditions;

•	the risk of failing to successfully implement and continue to improve our credit risk management systems;

•	the risks associated with our derivative transactions;

•	the extent to which we may be exposed to operational risks, including risks relating to data and information collection, processing, storage and security;

•	the risk of failing to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner;

•	our exposure to unidentified or unanticipated risks despite our risk management policies, procedures and methods;

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

•	Santander UK’s ability to control the level of non-performing or poor quality loans and whether Santander UK’s loan reserves are sufficient;

•	the extent to which our loan portfolio is subject to prepayment risk;

•	our ability to manage any future development effectively (e.g. efficiently managing the operations and employees of expanding businesses and maintaining or growing our existing customer base);

•

the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and Santander UK may be unable to realise the full value of the collateral securing its loan portfolio;

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

•	the effects of any new reforms to the UK mortgage lending and the personal loans market;

•	our exposure to any risk of loss from legal and regulatory proceedings;

•

the power of the FCA, the PRA or an overseas regulator to potentially intervene in response to e.g. attempts by customers to seek redress from financial service institutions, including Santander UK, in case of industry-wide issues;

•	the effects which the Banking Act 2009 may have on Santander UK’s business;

•	the effects which the bail-in and write down powers under the Banking Act 2009 and the BRRD may have on Santander UK’s business;

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

•	the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud;

•	the extent to which changes in accounting standards could impact our reported earnings;

•	the extent to which Santander UK rely on third parties for important infrastructure support, products and services;

•	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates; and

•	our success at managing the risks to which it is exposed, including the items above.

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

Abbey National Treasury Services plc 2014 Annual Report	195

Selected Financial Data

The financial information set forth below for the years ended 31 December 2014, 2013 and 2012 and at 31 December 2014 and 2013 has been derived from the audited Consolidated Financial Statements of Abbey National Treasury Services plc (the ‘Company’) and its subsidiaries (together, the ‘ANTS group’) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the ANTS group’s Consolidated Financial Statements and the notes thereto. Financial information set forth below for the years ended 31 December 2011 and 2010, and at 31 December 2012, 2011 and 2010, has been derived from the audited Consolidated Financial Statements of the ANTS group for 2012, 2011 and 2010 not included in this Annual Report. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006. The auditor’s report on the Consolidated Financial Statements for each of the five years ended 31 December 2014 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985 or sections 498(2) and 498(3) of the Companies Act 2006, as applicable. The Consolidated Financial Statements of the ANTS group for the years ended 31 December 2014, 2013, 2012, 2011 and 2010 were audited by Deloitte LLP.

BALANCE SHEETS

	2014(1) US$m	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Assets
Cash and balances at central banks	6,948	4,460	4,911	388	7,013	5,088
Trading assets	33,295	21,373	21,897	22,498	21,891	35,461
Derivative financial instruments	40,179	25,792	21,550	33,276	33,224	23,237
Financial assets designated at fair value	4,014	2,577	2,534	3,531	4,429	6,468
Loans and advances to banks	17,672	11,344	113,649	106,986	113,222	146,412
Loans and advances to customers	59,640	38,285	41,108	44,750	38,826	34,550
Held-to-maturity securities	—	—	—	—	—	331
Loans and receivables securities	34	22	128	162	278	626
Available-for-sale securities	3,933	2,525	2,962	5,113	—	—
Macro hedge of interest rate risk	1,457	935	379	1,171	1,141	908
Intangible assets	20	13	8	7	3	26
Property, plant and equipment	16	10	6	6	5	22
Current tax assets	—	—	—	—	—	40
Deferred tax assets	—	—	15	20	17	26
Other assets	207	133	180	4	43	65

Total assets	167,415	107,469	209,327	217,912	220,092	253,260

Liabilities
Deposits by banks	27,131	17,416	120,698	114,535	114,019	136,753
Deposits by customers	7,046	4,523	7,780	6,249	7,114	7,061
Trading liabilities	23,886	15,333	21,275	21,109	25,745	42,827
Derivative financial instruments	41,448	26,607	21,496	34,088	35,417	25,043
Financial liabilities designated at fair value	4,437	2,848	3,407	4,002	6,836	3,657
Debt securities in issue	57,325	36,799	30,889	33,770	26,943	33,659
Macro hedge of interest rate risk	61	39	—	—	—	—
Subordinated liabilities	—	—	—	—	—	331
Other liabilities	397	255	368	169	142	191
Provisions	50	32	23	20	20	—
Current tax liabilities	349	224	223	175	329	374
Deferred tax liabilities	19	12	—	—	—	1

Total liabilities	162,148	104,088	206,159	214,117	216,565	249,897

Equity
Share capital	3,971	2,549	2,549	2,549	2,549	2,549
Retained earnings	1,185	761	640	1,226	962	798
Other reserves	111	71	(21)	20	16	16

Total shareholders’ equity	5,267	3,381	3,168	3,795	3,527	3,363

Total liabilities and equity	167,415	107,469	209,327	217,912	220,092	253,260

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 – US$ 1.5578, the noon buying rate on 31 December 2014.

196	Abbey National Treasury Services plc 2014 Annual Report

Other Information for Us Investors

Selected Financial Data continued

INCOME STATEMENTS

	2014(1) US$m	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Net interest income	55	35	(101)	139	511	403
Net fee and commission income	190	122	107	119	113	28
Net trading and other income	466	299	406	304	(46)	462

Total operating income	710	456	412	562	578	893

Administration expenses	(393)	(252)	(192)	(198)	(229)	(209)
Depreciation, amortisation and impairment	(6)	(4)	(3)	(3)	(7)	(6)

Total operating expenses excluding impairment losses, provisions and charges	(399)	(256)	(195)	(201)	(236)	(215)

Impairment losses on loans and advances	(47)	(30)	(31)	(9)	(54)	(69)
Provisions for other liabilities and charges	(50)	(32)	(23)	(20)	(20)	—

Total operating impairment losses, provisions and charges	(97)	(62)	(54)	(29)	(74)	(69)

Profit before tax	215	138	163	332	268	609
Taxation credit/(charge)	(26)	(17)	1	(68)	(104)	(149)

Profit after tax for the year	188	121	164	264	164	460

Attributable to:
Equity holders of the parent	188	121	164	264	164	460

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$ 1.5578, the noon buying rate on 31 December 2014.

SELECTED STATISTICAL INFORMATION

	2014%	2013%	2012%	2011%	2010%
Profitability ratios:
Return on assets (1)	0.06	0.07	0.11	0.06	0.17
Dividend payout ratio(2)	—	457	—	—	130
Return on ordinary shareholder’s funds(3)	3.66	4.19	7.07	4.65	13.4

Capital ratios:
Equity to assets ratio(4)	1.67	1.78	1.55	1.36	1.28
Ratio of earnings to fixed charges(5)	106	106	109	108	123

(1)	Profit after tax divided by average total assets.
(2)	Ordinary equity dividends declared divided by profit after tax
(3)	Profit after tax divided by average ordinary shareholders’ funds.
(4)	Average ordinary shareholders’ funds divided by average total assets.
(5)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of profit before tax plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 27 February 2015 was US$1.54.

Calendar period	High US$ Rate	Low US$ Rate	Average (1) US$ Rate	Period end US$ Rate
Years ended 31 December:
2014	1.72	1.55	1.65	1.56
2013	1.66	1.48	1.56	1.66
2012	1.63	1.53	1.59	1.63
2011	1.67	1.54	1.60	1.55
2010	1.64	1.43	1.55	1.54
Months ended:
February 2015	1.55	1.50	1.53	1.54
January 2015	1.54	1.50	1.51	1.50
December 2014	1.57	1.55	1.56	1.56
November 2014	1.60	1.56	1.58	1.56
October 2014	1.62	1.59	1.61	1.60
September 2014	1.65	1.61	1.63	1.62

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

Abbey National Treasury Services plc 2014 Annual Report	197

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

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are neither past due nor impaired, past due but not impaired and impaired. This disclosure may be found in the ‘Credit Risk’ section of the Risk Review.

In accordance with IFRS, ANTS recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £2m (2013: £1m, 2012: £5m).

Unimpaired loans contractually past due 90 days or more as to interest or principal

Loans and advances are classified as non-performing either when payments are three months or more past due or where there are reasonable doubts about full repayment (principal and interest) under the contractual terms. Details of the ANTS group’s non-performing loans and advances, are set out in the ‘Non-performing loans and advances’ sections of the Risk Review.

Forbearance

To support customers that encounter difficulties, ANTS operates forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities within customers’ affordability and, if possible, avoid foreclosure or repossession. Further information can be found in the ‘Credit risk management – Commercial Banking’, ‘Credit risk management—Corporate & Institutional Banking’ and ‘Credit risk management—Corporate Centre’ sections of the Risk Review.

Troubled debt restructurings

The US Securities and Exchange Commission requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings. The disclosure on forbearance may be found in the ‘Credit Risk’ section of the Risk Review.

Potential problem loans and advances

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those discussed above, and as discussed in disclosures by division given in the ‘Credit Risk’ section of the Risk Review.

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

For further analysis of the ANTS group’s country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the ‘Country Risk Exposure’ section of the Risk Review.

198	Abbey National Treasury Services plc 2014 Annual Report

Other Information for Us Investors

Risk elements in the loan portfolio continued

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2014, 2013 and 2012, cross border outstandings exceeding 1% of total assets were as follows:

31 December 2014	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	4.9	1.6	0.1	15.6
Japan	3.8	0.2	1.1	5.1
Spain	—	2.4	—	2.4
France	0.4	1.7	—	2.1
Germany	0.2	1.5	0.3	2.0
Switzerland	0.7	0.4	—	1.1

31 December 2013
US	5.3	8.2	0.1	13.6
Japan	3.8	0.1	0.1	4.0
Spain	—	2.4	—	2.4

31 December 2012
US	0.8	15.1	0.1	16.0
Spain	—	2.5	0.1	2.6
Switzerland	0.5	2.1	0.2	2.8
Germany	1.3	3.5	0.2	5.0
Denmark	—	2.3	—	2.3
France	—	2.1	0.1	2.2

(ii) Cross border outstandings between 0.75% and 1% of total assets

At 31 December 2014, 2013 and 2012, cross border outstandings between 0.75% and 1% of total assets were as follows:

31 December 2014	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Italy	0.9	0.1	—	1.0

31 December 2013
Germany	—	1.5	0.1	1.6
France	0.4	1.5	—	1.9
Switzerland	0.5	1.0	0.1	1.6

31 December 2012

None.

(iii) Cross border outstandings between 0.5% and 0.75% of total assets

At 31 December 2014, 2013 and 2012, cross border outstandings between 0.5% and 0.75% of total assets were as follows:

31 December 2014	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Netherlands	—	0.1	0.7	0.8
Jersey	—	—	0.8	0.8
Denmark	0.3	0.1	0.2	0.6

31 December 2013
Denmark	—	1.3	—	1.3

31 December 2012
Japan	1.2	0.2	0.2	1.6

Abbey National Treasury Services plc 2014 Annual Report	199

Other Information for US Investors

Impairment loss allowances on loans and advances to customers

The geographical analysis below is based on the location of the office from which the loans and advances to customers are made, rather than the domicile of the borrower. Further geographical analysis, showing the country of domicile of the borrower rather than the office of lending is set out in the ‘Country Risk Exposure’ section in the Risk Review.

Impairment loss allowances on loans and advances to customers

An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Observed impairment loss allowances
Corporate loans - UK	41	61	110	97	79

Total observed impairment loss allowances	41	61	110	97	79

Incurred but not yet observed impairment loss allowances
Corporate loans - UK	35	2	2	33	29

Total incurred but not yet observed impairment loss allowances	35	2	2	33	29

Total impairment loss allowances	76	63	112	130	108

Movements in impairment loss allowances on loans and advances to customers

An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Impairment loss allowances at 1 January	63	112	130	108	77
Amounts written off:
Corporate loans - UK	(18)	(80)	(27)	(32)	(49)

Total amounts written off	(18)	(80)	(27)	(32)	(49)

Observed impairment losses charged against profit:
Corporate loans - UK	(2)	31	40	50	65

Total observed impairment losses charged against profit	(2)	31	40	50	65

Incurred but not yet observed impairment losses charged against/ (released into) profit	33	—	(31)	4	15

Total impairment losses charged against profit	31	31	9	54	80

Impairment loss allowances at 31 December	76	63	112	130	108

	%	%	%	%	%

Ratio of amounts written off to average loans during the year(1)	0.52	1.65	0.44	0.60	1.12

(1)	Ratio of amounts written off to average Commercial Banking loans during the year as disclosed in the ‘ANTS group exposure’ section.

Recoveries

An analysis of recoveries is presented below.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Corporate loans - UK	1	—	—	—	11

Total amount recovered	1	—	—	—	11

200	Abbey National Treasury Services plc 2014 Annual Report

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

Share Information

Share capital

Details of the Company’s share capital are set out in Note 35 to the Consolidated Financial Statements.

Major shareholders

At 31 December 2014, the Company was a wholly-owned subsidiary of Santander UK plc which, in turn, is a wholly-owned subsidiary of Santander UK Group Holdings Limited. The Company and its subsidiaries are indirect subsidiaries of Banco Santander, S.A., which is incorporated in Spain and is the ultimate parent company.

Exchange controls

There are no UK laws, decrees or regulations that restrict ANTS’s export or import of capital, including the availability of cash and cash equivalents for use by ANTS, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors above.

Abbey National Treasury Services plc 2014 Annual Report	201

Other Information for US Investors

Articles of Association

The following is a summary of the Articles of Association (the ‘Articles’) of the Company.

Abbey National Treasury Services plc is a public company registered in England & Wales with registered number 2338548. The Articles do not specifically state or limit the objects of the Company which are therefore unrestricted.

The Board may authorise any conflict of interest of a director and may impose conditions on the director for the purpose of dealing with the conflict, but the relevant director may not count towards the quorum for the meeting nor vote on any resolution giving such authority. Subject to this and, where applicable, to disclosure in accordance with the Companies Act 2006 (the ‘Act’) a director shall be entitled to vote in respect of any contract or proposed contract in which he is interested and he shall be considered in determining whether a quorum is present. A director may not vote in respect of his own appointment.

The Company’s Tracker Shares entitle the holder, in priority to any payment to Ordinary Shareholders, to receive a non-cumulative dividend linked to cash flows from certain interest rate swaps (defined in the Articles as ‘Swaps’) received by the Company to the extent that such Tracker Share Dividends can be lawfully paid out of distributable reserves. The original Swaps listed in the Articles no longer remain in existence (see also Note 35 to the Consolidated Financial Statements) and no dividends are currently paid on the Tracker Shares although the Articles provide that other interest rate swaps may be approved as Swaps from time to time by ordinary resolution of the Company. The holders of the Tracker Shares shall be entitled to receive notice of general meetings of the Company and to attend and speak at such meetings but have no entitlement to vote. Tracker Shares are not redeemable.

The Company’s B Tracker Shares entitle the holder, in priority to any payment to Ordinary Shareholders and pari passu to any payment of any dividend to the holders of the Tracker Shares, to receive a non-cumulative dividend linked to cash flows from certain interest rate swaps (defined in the Articles as ‘B Swaps’) received by the Company to the extent that such B Tracker Share Dividends can be lawfully paid out of distributable reserves. The original B Swaps listed in the Articles no longer remain in existence (see also Note 35 to the Consolidated Financial Statements) and no dividends are currently paid on the B Tracker Shares although the Articles provide that other interest rate swaps may be approved as B Swaps from time to time by ordinary resolution of the Company. The holders of the B Tracker Shares shall be entitled to receive notice of general meetings of the Company and to attend and speak at such meetings but have no entitlement to vote. B Tracker Shares are not redeemable.

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

202	Abbey National Treasury Services plc 2014 Annual Report

Other Information for US Investors

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

During the period covered by this annual report, the ANTS group did not engage in any activities or transactions requiring disclosure pursuant to Section 13(r).

The following activities are disclosed in response to Section 13(r) with respect to affiliates of the Company within the Banco Santander group. During the period covered by this annual report:

(a)

Santander UK holds frozen savings and current accounts for three customers resident in the UK who are currently designated by the US for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2014. No revenue has been generated by Santander UK on these accounts. The bank account held for one of these customers was closed in the fourth quarter of 2014.

(b)

An Iranian national, resident in the UK who is currently designated by the US under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (‘NPWMD’) designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2014, total revenue in connection with the mortgage was approximately £2,580 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander Asset Management UK Limited. The accounts have remained frozen during 2014. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Banco Santander group in connection with the investment accounts was approximately £250 whilst net profits in 2014 were negligible relative to the overall profits of Banco Santander, S.A..

(c)

In addition, during the third quarter of 2014, Santander UK has identified two additional customers. A UK national designated by the US under the NPWMD sanctions program held a business account. No transactions were made and the account was closed in the fourth quarter of 2014. No revenue or profit has been generated. A second UK national designated by the US for terrorism held a personal current account and a personal credit card account, both of which were closed in the third quarter. Although transactions took place on the current account during the third quarter of 2014, revenue and profits generated were negligible. No transactions took place on the credit card.

In addition, the Banco Santander group has certain legacy export credits and performance guarantees with Bank Mellat, which are included in the US Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. Banco Santander, S.A. entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of euro 25.9m. Both credit facilities matured in 2012. In addition, in 2005 Banco Santander S.A. participated in a syndicated credit facility for Bank Mellat of euro 15.5m, which matures on 6 July 2015. At 31 December 2014, the Banco Santander group was owed euro 2.3m under this credit facility.

Banco Santander, S.A. has not been receiving payments from Bank Mellat under any of these credit facilities in recent years. Banco Santander, S.A. has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Banco Santander S.A. under these facilities since they were granted.

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

In the aggregate, all of the transactions described above resulted in approximately euro 41,000 gross revenues and approximately euro 80,500 net loss to the Banco Santander group in the year ended 31 December 2014, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Abbey National Treasury Services plc 2014 Annual Report	203

Other Information for US Investors

New York Stock Exchange (‘NYSE’) Corporate Governance—differences in UK/NYSE corporate governance practice

Under the NYSE corporate governance standards the Company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. We believe the following to be the significant differences between our current corporate governance practices and those applicable to US companies under the NYSE corporate governance standards.

Under the NYSE corporate governance standards, independent directors must comprise a majority of the Board. As the Company does not have equity shares listed on the London Stock Exchange it is not required to, and does not, have independent directors. Our Board is currently comprised of six Executive Directors, who are not independent according to NYSE corporate governance standards.

The NYSE corporate governance standards require that US listed companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. As the Company does not have equity shares listed on the London Stock Exchange, it is not required to have a nominating committee and the Company does not have such a committee.

The NYSE corporate governance standards require that US listed companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. As the Company does not have equity shares listed on the London Stock Exchange, it is not required to have a compensation committee and does not have such a committee. However, the Company’s parent, Santander UK plc, has a Board Remuneration Oversight Committee. Under its written Terms of Reference, this committee is primarily responsible for overseeing and supervising the Santander UK group’s policies and frameworks covering remuneration and reward, which also includes those relating to the Company’s employees.

The NYSE corporate governance standards require that US listed companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (‘Rule 10A-3’), with a written charter addressing certain corporate governance matters, and whose members are all independent as defined in Rule 10A-3. Pursuant to Rule 10A-3(c)(2), which applies to direct and indirect subsidiaries of companies with common equity securities listed on a national security exchange that are subject to Rule 10A-3, the Company is exempt from the requirements of Rule 10A-3 due to its indirect ownership by Banco Santander S.A. As the Company does not have equity shares listed on the London Stock Exchange, it is not required to have an audit committee and does not have such a committee. The Company’s parent company, Santander UK plc, is also exempt from the requirements of Rule 10A-3 pursuant to the exemption provided by Rule 10A-3(c)(2). However, Santander UK plc does have a Board Audit Committee composed of four Non-Executive Directors. As at 31 December 2014, three of the four members were deemed independent as defined in Rule 10A-3. However the scope of the Board Audit Committee’s Terms of Reference as well as the duties and responsibilities of such committee are more limited than that required of audit committees under the NYSE corporate governance standards. For example, the Board Audit Committee does not provide an audit committee report as required by the NYSE corporate governance standards to be included in the Company’s annual proxy statement.

The NYSE corporate governance standards require that US listed companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. As the Company does not have equity shares listed on the London Stock Exchange, the Board is not required to, and therefore does not, undertake regular reviews of Board effectiveness.

A Chief Executive Officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE corporate governance rules applicable to foreign private issuers, our Chief Executive Officer is not required to provide the NYSE with such an annual compliance certification.

In addition, as a wholly-owned subsidiary of an NYSE-listed company, the Company is exempt from two NYSE listing standards otherwise applicable to foreign companies listed on the NYSE as well as US companies listed on the NYSE. The first requires the Chief Executive Officer of any NYSE-listed foreign company to notify promptly the NYSE in writing after any executive of the issuer becomes aware of any material non-compliance with any applicable NYSE corporate governance standards. The second requires NYSE-listed foreign companies to submit executed written affirmations annually to the NYSE.

204	Abbey National Treasury Services plc 2014 Annual Report

Other Information for US Investors

Cross-reference to Form 20-F

Part I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected Financial Data	196
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	171
4	Information on the Company	History and Development of the Company	2
		Business Overview	2, 91
		Organisational Structure	2, 92
		Property, Plant and Equipment	17
4A	Unresolved Staff Comments		N/a
5	Operating and Financial Review and Prospects	Operating Results	5
		Liquidity and Capital Resources	66, 168
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	6
		Off-Balance Sheet Arrangements	20
		Contractual Obligations	20
6	Directors, Senior Management and Employees	Directors and senior management	90
		Compensation	93, 147
		Board Practices	93
		Employees	94
		Share Ownership	94, 147
7	Major Shareholders and Related Party Transactions	Major Shareholders	201
		Related Party Transactions	93, 147, 148
		Interests of Experts and Counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	101
		Significant Changes	169
9	The Offer and Listing	Offer and Listing Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*
10	Additional Information	Share Capital	*
		Articles of Association	202
		Material Contracts	190
		Exchange Controls	201
		Taxation	201
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	190
		Subsidiary Information	N/a
11	Quantitative and Qualitative Disclosures about Market Risk		58
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
Part II
13	Defaults, Dividend Arrearages and Delinquencies		N/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a
15	Controls and Procedures	Disclosure Controls and Procedures	95
		Management’s Annual Report on Internal Control over Financial Reporting	95
		Attestation Report of the Registered Public Accounting Firm	N/a
		Changes in Internal Control Over Financial Reporting	96
16A	Board Audit Committee Financial Expert		93
16B	Code of Ethics		94
16C	Principal Accountant Fees and Services		122
16D	Exemptions from the Listing Standards for Board Audit Committees		N/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a
16F	Change in Registrant’s Certifying Accountant		N/a
16G	Corporate Governance		90
16H	Mine Safety Disclosure		N/a
Part III
17	Financial Statements		N/a
18	Financial Statements		101
19	Exhibits		Filed with SEC
*	Not required for an Annual Report.

Abbey National Treasury Services plc 2014 Annual Report	205

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABBEY NATIONAL TREASURY SERVICES plc

By:	/s/ Jacques Ripoll
Jacques Ripoll
Chief Executive Officer

Dated: 4 March 2015

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

[1]

Documents concerning Abbey National Treasury Services plc referred to within the Annual Report on Form 20-F 2014 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Abbey National Treasury Services plc.

[2]	Incorporated by reference into Registration Statement No. 333-190509-01 on Form F-3.