Form 20-F
period 2015-12-31
ABBEY NATIONAL TREASURY SERVICES PLC/ENG
filed 2016-03-04
CIK 931061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Tel +44 (0) 870 607 6000

Fax +44 (0) 20 7756 5628

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

4.000% Notes due April 27, 2016	New York Stock Exchange
1.375% Notes due March 13, 2017	New York Stock Exchange
Floating Rate Notes due March 13, 2017	New York Stock Exchange
1.650% Notes due September 29, 2017	New York Stock Exchange
Floating Rate Notes due September 29, 2017	New York Stock Exchange
3.050% Notes due August 23, 2018	New York Stock Exchange
Floating Rate Notes due August 24, 2018	New York Stock Exchange
2.000% Notes due August 24, 2018	New York Stock Exchange
2.350% Notes due September 10, 2019	New York Stock Exchange
2.375% Notes due March 16, 2020	New York Stock Exchange
4.000% Notes due March 13, 2024	New York Stock Exchange

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

2015 Annual Report

Abbey National Treasury Services plc

PART OF THE SANTANDER GROUP

This page intentionally blank

Abbey National Treasury Services plc

2015 Annual Report

This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ on page 191.

Abbey National Treasury Services plc 2015 Annual Report	1

Strategic report

Strategic report

The Company is required to set out in this report a fair review of its business and a description of its principal risks and uncertainties, including a balanced and comprehensive analysis of the development and performance of the business in the year and of its position at the end of the year. This information can be found below and in the following sections of this Annual Report, which are incorporated into and form part of this Strategic report.

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report (for which see page 90) and the Strategic report. Under English law, the Directors would be liable to the Company, but not to any third party, if one or more of these reports contained errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would otherwise not be liable. Pages 90 to 95 inclusive comprise the Directors’ Report, pages 2 to 3 inclusive comprise the Strategic report, each of which have been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with these reports shall be subject to the limitations and restrictions provided by such law.

The Directors, in preparing this strategic report, have complied with s414C of the Companies Act 2006.

Principal activities and business review

Abbey National Treasury Services plc (the Company) and its subsidiaries (collectively, ANTS or the ANTS group) provides treasury, corporate and wholesale banking services. ANTS provides these services to UK clients and also to the wider Santander UK group (comprising Santander UK plc and its subsidiaries), of which ANTS is a significant part. ANTS is also the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group. The Company is authorised and regulated by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA).

ANTS contains part of a number of Santander UK’s business segments. Whether transactions are booked in ANTS or another Santander UK group entity is for historic or operational reasons and does not necessarily reflect any particular business split.

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2017 under a deed poll guarantee entered into by the Company on 5 June 2015. Santander UK plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 30 June 2017.

As a result of these guarantees, the results and creditworthiness of ANTS should not be viewed in isolation. Account should also be taken of the position of the Santander UK group into which the assets and liabilities of ANTS are fully consolidated.

ANTS has also entered into agreements to provide capital and/or liquidity to Santander UK plc and other members of the Santander UK group, in order to facilitate efficient intercompany funding arrangements under current regulations. For further details, see Note 32 to the Consolidated Financial Statements.

Economic environment

The UK economy has now grown for 11 consecutive quarters with steady GDP growth expected in 2016. Labour market prospects are also positive, with the unemployment rate likely to fall a little further towards the pre-crisis low of just under 5%.

Inflation is currently around zero and is likely to remain low through 2016. This should provide some support for household real incomes as nominal earnings growth is likely to remain relatively subdued. Low inflation also underpins the financial market expectation that the low interest rate environment will continue, providing a further impetus to household real incomes.

Overall these are positive trends for our business. While low interest rates create a challenging environment for income growth in the short term, they have, together with falling unemployment, contributed to lower arrears. In addition, our balance sheet is well positioned to benefit from interest rate rises.

Development and performance of our business in 2015

Information on the development and performance of our business in the year is set out in the ‘Income statement review’ section of the Financial review.

Our position at 31 December 2015

Information on our position at the end of the year is set out in the ‘Balance sheet review’ section of the Financial review.

Outlook

We expect further pressure on product margins in the low interest rate environment.

We continue to work on our banking reform plans and hope to announce further details later in the year, following the necessary regulatory review and approval.

Our principal risks and uncertainties

Information on our principal risks and uncertainties is set out in the Risk review by type of risk, with more detail by business segment. Our Risk factors are set out in the Shareholder Information section.

When reading the Risk review, the Risk factors and the other sections of the Annual Report, you should refer to the ‘Forward-looking statements’ section in the Shareholder information.

2	Abbey National Treasury Services plc 2015 Annual Report

Strategic report

Key performance indicators

The directors of Santander UK plc manage the Santander UK group’s operations on a business division basis. As a result, the Company’s Directors believe that analysis using key performance indicators for the Company is not necessary or appropriate for an understanding of the development, performance or position of the Company. The development and performance of the business of the ANTS group, mainly at a consolidated level, is set out in the Financial Review. The Key Performance Indicators of Santander UK plc can be found on page 3 of its 2015 Annual Report, which do not form part of this report.

Environmental matters

The Company faces the same environmental risks as its ultimate UK parent company, Santander UK Group Holdings plc, and therefore operates environmental policies in line with the Santander UK Group Holdings plc group. For more on the Santander UK Group Holdings plc group’s environmental risks, policies and impact, including disclosures on CO2 emissions, see the Santander UK Group Holdings plc 2015 Annual Report.

Employee matters

The Company participates in the Santander UK Group Holdings plc group’s policies for employees. For more on the Santander UK Group Holdings plc group’s employee matters, including disclosures on employee participation and diversity, see the Santander UK Group Holdings plc 2015 Annual Report.

By Order of the Board

Marcelo Castro Zappa

Director

26 February 2016

Abbey National Treasury Services plc 2015 Annual Report	3

Financial review

5	Income statement review
5	Summarised Consolidated Income Statement
6	Profit before tax by segment
7	• Commercial Banking
8	• Global Corporate Banking
9	• Corporate Centre
10	Balance sheet review
10	Summarised Consolidated Balance Sheet
12	Reconciliation to classifications in the Consolidated Balance Sheet
13	Securities
14	Loans and advances to banks
15	Loans and advances to customers
16	Derivative assets and liabilities
16	Tangible fixed assets
17	Deposits by banks
17	Deposits by customers
18	Short-term borrowings
19	Debt securities in issue
19	Contractual obligations
19	Off-balance sheet arrangements
20	Interest rate sensitivity
21	Average balance sheet
22	Cash flows

4	Abbey National Treasury Services plc 2015 Annual Report

Financial review

INCOME STATEMENT REVIEW

KEY PERFORMANCE INDICATORS

Key performance indicators are set at the Santander UK group level, rather than separately for the ANTS group.

SUMMARISED CONSOLIDATED INCOME STATEMENT

	2015 £m	2014 £m	2013 £m
Net interest income/(expense)	272	35	(101)
Non-interest income(1)	366	421	513

Total operating income	638	456	412

Operating expenses before impairment losses, provisions and charges	(255)	(256)	(195)

Impairment releases/(losses) on loans and advances	5	(30)	(31)
Provisions for other liabilities and charges	(43)	(32)	(23)

Total operating impairment losses, provisions and charges	(38)	(62)	(54)

Profit before tax	345	138	163
Tax on profit	(79)	(17)	1

Profit after tax for the year	266	121	164

(1)	Comprised of Net fee and commission income and Net trading and other income.

2015 compared to 2014

Profit before tax increased by £207m to £345m in 2015 (2014: £138m). By income statement line, the movements were:

•	Net interest income increased by £237m to £272m in 2015 (2014: £35m) principally reflecting the improved funding costs in Corporate Centre.

•

Non-interest income decreased by £55m to £366m in 2015 (2014: £421m) principally within Corporate Centre mark-to-market movements on derivatives economically hedging the debt issuance portfolios and lower demand in some market-making activities within Global Corporate Banking.

•	Operating expenses before impairment losses, provisions and charges decreased by £1m to £255m in 2015 (2014: £256m) reflecting the continued focus on cost management.

•

Impairment releases/(losses) on loans and advances decreased by £35m due to releases of £5m in 2015 (2014: £30m loss) This reflected a modest provision release following the full repayment of a loan. Credit quality in the loan books continued to be good. This was supported by our cautious lending policy and the supportive economic environment.

•	Provisions for other liabilities and charges increased by £11m to £43m in 2015 (2014: £32m). This was predominantly due to an increase in regulatory costs relating to the UK Bank Levy.

The tax on profit increased by £62m to £79m in 2015 (2014: £17m) largely due to higher profits and lower adjustments with respect to prior year provisions.

2014 compared to 2013

Profit before tax decreased by £25m to £138m (2013: £163m). By income statement line, the movements were:

•

Net interest income increased by £136m to £35m in 2014 (2013: expense of £101m) reflecting lower funding costs on new medium term issuance in the Corporate Centre together with improved margins in Commercial Banking and Global Corporate Banking.

•

Non-interest income decreased by £92m to £421m in 2014 (2013: £513m) principally due to lower mark-to-market gains on certain derivatives which are only treated as hedging for Santander UK group purposes in the Corporate Centre and a lower demand for interest rate and foreign exchange risk management products and a risk reduction strategy in the second half of the year in Global Corporate Banking.

•

Operating expenses before impairment losses, provisions and charges increased by £61m to £256m in 2014 (2013: £195m) reflecting additional regulatory and other project costs borne in the Corporate Centre and investment in product capabilities in Global Corporate Banking.

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

The tax on profit increased by £18m to a charge of £17m in 2014 (2013: credit of £1m) principally due to credits in respect of non-equalised items (principally index-linked gilts) and adjustments with respect to prior year provisions.

Abbey National Treasury Services plc 2015 Annual Report	5

Financial review

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

Basis of results presentation

The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Consolidated Financial Statements has been presented. The Company’s board of directors (the Board) is the chief operating decision maker for ANTS. The segmental information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows ANTS’s normal accounting policies and principles, including measures of operating results, assets and liabilities.

PROFIT BEFORE TAX BY SEGMENT

2015	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income	76	73	123	272
Non-interest income(1)	35	251	80	366

Total operating income	111	324	203	638

Operating expenses before impairment losses, provisions and charges	(22)	(200)	(33)	(255)

Impairment releases on loans and advances	5	—	—	5
Provisions for other liabilities and charges	(2)	(12)	(29)	(43)

Total operating impairment releases/(losses), provisions and charges	3	(12)	(29)	(38)

Profit before tax	92	112	141	345

2014
Net interest income/(expense)	72	66	(103)	35
Non-interest income	36	265	120	421

Total operating income	108	331	17	456

Operating expenses before impairment losses, provisions and charges	(23)	(198)	(35)	(256)

Impairment losses on loans and advances	(30)	—	—	(30)
Provisions for other liabilities and charges	—	(9)	(23)	(32)

Total operating impairment losses, provisions and charges	(30)	(9)	(23)	(62)

Profit/(loss) before tax	55	124	(41)	138

2013
Net interest income/(expense)	74	56	(231)	(101)
Non-interest income	36	298	179	513

Total operating income/(expense)	110	354	(52)	412

Operating expenses before impairment losses, provisions and charges	(19)	(171)	(5)	(195)

Impairment losses on loans and advances	(31)	—	—	(31)
Provisions for other liabilities and charges	—	(7)	(16)	(23)

Total operating impairment losses, provisions and charges	(31)	(7)	(16)	(54)

Profit/(loss) before tax	60	176	(73)	163

(1)	Comprised of Net fee and commission income and Net trading and other income

6	Abbey National Treasury Services plc 2015 Annual Report

Financial review

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers. Commercial Banking products and services include loans, bank accounts, deposits and treasury services. Commercial Banking also includes specialist commercial real estate and Social Housing lending businesses.

Summarised income statement

	2015 £m	2014 £m	2013 £m
Net interest income	76	72	74
Non-interest income	35	36	36

Total operating income	111	108	110

Operating expenses before impairment losses, provisions and charges	(22)	(23)	(19)

Impairment releases/(losses) on loans and advances	5	(30)	(31)
Provisions for other liabilities and charges	(2)	—	—

Total operating impairment releases/(losses), provisions and charges	3	(30)	(31)

Profit before tax	92	55	60

2015 compared to 2014

Profit before tax increased by £37m to £92m in 2015 (2014: £55m). By income statement line, the movements were:

•	Net interest income increased slightly by £4m to £76m in 2015 (2014: £72m) principally as a result of continued growth in improved margins on customer loans.

•	Non-interest income remained stable at £35m in 2015 (2014: £36m).

•	Operating expenses before impairment losses, provisions and charges remained stable at £22m in 2015 (2014: £23m) reflecting continued strong cost management.

•

Impairment losses on loans and advances decreased by £35m to a release of £5m in 2015 (2014: £30m loss). This reflected a modest provision release following the full repayment of a loan. Credit quality in the loan books continued to be good. This was supported by our cautious lending policy and the supportive economic environment.

•	Provisions for other liabilities and charges increased to £2m in 2015 (2014: £nil). The charge relates to the UK Bank Levy.

2014 compared to 2013

Profit before tax decreased by £5m to £55m in 2014 (2013: £60m). By income statement line, the movements were:

•	Net interest income remained broadly flat at £72m in 2014 (2013: £74m) principally reflecting strong margins on customer loans.

•

Non-interest income was unchanged at £36m in 2014 (2013: £36m) with reduced volume of interest rate hedging services, driven by the continued low interest rate environment being offset by increased revenue from new business activities.

•

Operating expenses before impairment losses, provisions and charges increased by £4m to £23m in 2014 (2013: £19m) reflecting continued investment in the growth of the businesses supporting the larger commercial banking customers through increased relationship managers and the enhancement of product capabilities.

•

Impairment losses on loans and advances decreased slightly by £1m to £30m in 2014 (2013: £31m). Credit quality in the loan books continued to be good, supported by the improving economic environment and our cautious lending policy.

Abbey National Treasury Services plc 2015 Annual Report	7

Financial review

GLOBAL CORPORATE BANKING

Global Corporate Banking (formerly known as Corporate & Institutional Banking) services corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses. The main businesses areas include: working capital management (trade and export finance and cash management), financing (Debt Capital Markets, and corporate and specialised lending) and risk management (foreign exchange, rates and liability management). As part of a rebrand across the Banco Santander group, Corporate & Institutional Banking (the UK segment of Santander Global Banking & Markets) has been branded as Global Corporate Banking (GCB), to reflect the build out of a corporate client franchise, and the refinement of the customer centred strategy.

Summarised income statement

	2015 £m	2014 £m	2013 £m
Net interest income	73	66	56
Non-interest income	251	265	298

Total operating income	324	331	354

Operating expenses before impairment losses, provisions and charges	(200)	(198)	(171)

Impairment losses on loans and advances	—	—	—
Provisions for other liabilities and charges	(12)	(9)	(7)

Total operating impairment losses, provisions and charges	(12)	(9)	(7)

Profit before tax	112	124	176

2015 compared to 2014

Profit before tax decreased by £12m to £112m in 2015 (2014: £124m). By income statement line, the movements were:

•

Net interest income increased by £7m to £73m in 2015 (2014: £66m) reflecting continued demand for project and acquisition finance transactions, syndicated loans, transactional services and factoring products.

•

Non-interest income decreased by £14m to £251m in 2015 (2014: £265m) reflecting lower demand in certain market-making activities offset by increased revenues from our client derivative and cash sales activities.

•	Operating expenses before impairment losses, provisions and charges remained broadly unchanged at £200m in 2015 (2014: £198m).

•	Provisions for other liabilities and charges increased by £3m to £12m in 2015 (2014: £9m). The change reflects the increase in regulatory costs relating to the UK Bank Levy.

2014 compared to 2013

Profit before tax decreased by £52m to £124m in 2014 (2013: £176m). By income statement line, the movements were:

•	Net interest income increased by £10m to £66m in 2014 (2013: £56m) driven by higher lending and the impact of new business margin improvement.

•

Non-interest income decreased by £33m to £265m in 2014 (2013: £298m) principally due to a lower demand for interest rate and foreign exchange risk management products and a risk reduction strategy in the second half of the year. This was partially offset by an increase in the short-term markets activity of clients.

•

Operating expenses before impairment losses, provisions and charges increased by £27m to £198m in 2014 (2013: £171m), reflecting investment in developing transactional, interest rate and fixed income capabilities (including a new cash management platform, specific foreign exchange tools and infrastructure for supply chain finance), as well as the related controls, systems and processes.

•	Provisions for other liabilities and charges were largely unchanged at £9m in 2014 (2013: £7m).

8	Abbey National Treasury Services plc 2015 Annual Report

Financial review

CORPORATE CENTRE

Corporate Centre predominantly consists of the non-core portfolios of social housing loans and structured credit assets. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk for the Santander UK group. The non-core portfolios are being run-down and/or managed for value.

Summarised income statement

	2015 £m	2014 £m	2013 £m
Net interest income/(expense)	123	(103)	(231)
Non-interest income	80	120	179

Total operating income/(expense)	203	17	(52)

Operating expenses before impairment losses, provisions and charges	(33)	(35)	(5)

Provisions for other liabilities and charges	(29)	(23)	(16)

Total operating impairment losses, provisions and charges	(29)	(23)	(16)

Profit/(loss) before tax	141	(41)	(73)

2015 compared to 2014

Profit/(loss)before tax increased by £182m to a profit of £141m (2014: loss of £41m). By income statement line, the movements were:

•

Net interest income/(expense) increased by £226m to income of £123m in 2015 (2014: expense of £103m) reflecting the improved funding costs as older issuances mature and are replaced on more favourable terms.

•	Non-interest income decreased by £40m to £80m in 2015 (2014: £120m) primarily relating to mark-to-market movements on derivatives economically hedging the debt issuance portfolios.

•	Operating expenses before impairment losses, provisions and charges decreased by £2m to £33m in 2015 (2014: £35m) reflecting increased cost control and lower regulatory and other project costs.

•	Provisions for other liabilities and charges increased by £6m to £29m in 2015 (2014: £23m). The change reflects the increase in regulatory costs relating to the UK Bank Levy.

2014 compared to 2013

Loss before tax decreased by £32m to £41m (2013: £73m). By income statement line, the movements were:

•	Net interest expense decreased by £128m to £103m in 2014 (2013: expense of £231m) reflecting lower funding costs on new medium term issuance.

•

Non-interest income decreased by £59m to £120m in 2014 (2013: £179m) principally due to lower mark-to-market gains on certain derivatives which are only treated as hedging for Santander UK group purposes.

•	Operating expenses before impairment losses, provisions and charges increased by £30m to £35m in 2014 (2013: £5m) reflecting additional regulatory and other project costs borne centrally.

•	Provisions for other liabilities and charges increased by £7m to £23m in 2014 (2013: £16m). The change principally reflects the increase in regulatory costs relating to the UK Bank Levy.

Abbey National Treasury Services plc 2015 Annual Report	9

Financial review

BALANCE SHEET REVIEW

This Financial review describes the ANTS group’s significant assets and liabilities and its strategy and reasons for entering into such transactions. In this section, references to UK and non-UK, in the geographical analysis, refer to the location of the office where the transaction is recorded.

SUMMARISED CONSOLIDATED BALANCE SHEET

	2015 £m	2014 £m
Assets
Cash and balances at central banks	2,279	4,460
Trading assets	23,649	21,373
Derivative financial instruments	24,875	25,792
Financial assets designated at fair value	2,130	2,577
Loans and advances to banks	21,544	11,344
Loans and advances to customers	32,455	38,285
Loans and receivables securities	15	22
Available for sale securities	1,168	2,525
Macro hedge of interest rate risk	521	935
Property, plant and equipment	12	10
Tax, intangibles and other assets	219	146

Total assets	108,867	107,469

Liabilities
Deposits by banks	21,333	17,416
Deposits by customers	2,838	4,523
Trading liabilities	12,722	15,333
Derivative financial instruments	25,178	26,607
Financial liabilities designated at fair value	2,016	2,848
Debt securities in issue	40,811	36,799
Macro hedge of interest rate risk	—	39
Tax, other liabilities and provisions	326	523

Total liabilities	105,224	104,088

Equity
Total shareholders’ equity	3,643	3,381

Total equity	3,643	3,381

Total liabilities and equity	108,867	107,469

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.

2015 compared to 2014

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased by 49% to £2,279m at 31 December 2015 (2014: £4,460m). The decrease was due to lower cash placed with the Federal Reserve Bank of New York as part of normal liquid asset portfolio management activity.

Trading assets

Trading assets increased by 11% to £23,649m at 31 December 2015 (2014: £21,373m) reflecting changes in the mix of assets held for liquidity purposes, with higher levels of securities purchased under resale agreements and equities partially offset by decreased holdings of debt securities.

Derivative financial instruments - assets

Derivative assets decreased by 4% to £24,875m at 31 December 2015 (2014: £25,792m). The decrease was mainly attributable to decreases in the fair value of interest rate and cross currency derivative assets principally driven by movements in yield curves and foreign exchange rates.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 17% to £2,130m at 31 December 2015 (2014: £2,577m), mainly driven by the decrease in the valuation of assets and maturities within the portfolio. In accordance with ANTS group policy, new loans are no longer being designated at fair value.

Loans and advances to banks

Loans and advances to banks increased to £21,544m at 31 December 2015 (2014: £11,344m). The increase was mainly driven by higher balances with Santander UK group undertakings and an increase in medium-term securities purchased under resale agreements and an increase in short term positions with other entities.

10	Abbey National Treasury Services plc 2015 Annual Report

Financial review

Loans and advances to customers

Loans and advances to customers decreased by 15% to £32,455m at 31 December 2015 (2014: £38,285m). The decrease reflected lower balances with Santander UK group companies.

Loans and receivables securities

Loans and receivables securities decreased by 32% to £15m at 31 December 2015 (2014: £22m) principally due to sales and maturities of non-core assets in line with our business strategy to exit this market.

Available for sale securities

Available for sale securities decreased by 54% to £1,168m at 31 December 2015 (2014: £2,525m) largely due to the sale of UK Government bonds as part of normal liquid asset portfolio management activity.

Macro hedge of interest rate risk—assets

The macro (or portfolio) hedge of interest rate risk decreased by 44% to £521m at 31 December 2015 (2014: £935m), mainly driven by general movements in yield curves.

Tax, intangibles and other assets

Tax, intangibles and other assets increased by 50% to £219m at 31 December 2015 (2014: £146m). The increase has primarily been driven by an increase in trade and other receivables relating to settlement of transactions.

Liabilities

Deposits by banks

Deposits by banks increased by 22% to £21,333m at 31 December 2015 (2014: £17,416m) reflecting higher balances with Santander UK group companies.

Deposits by customers

Deposits by customers decreased by 37% to £2,838m at 31 December 2015 (2014: £4,523m). The decrease was attributable to lower levels of deposits from both third party customers and other Santander UK group companies.

Trading liabilities

Trading liabilities decreased by 17% to £12,722m at 31 December 2015 (2014: £15,333m) as a result of a decrease in short positions and short term deposits and collateral held, as part of normal trading activity.

Derivative financial instruments—liabilities

Derivative liabilities decreased by 5% to £25,178m at 31 December 2015 (2014: £26,607m). The decrease was mainly attributable to decreases in the fair value of interest rate and cross currency derivative liabilities mainly driven by movements in yield curves and foreign exchange rates.

Financial liabilities designated at fair value through profit and loss

Financial liabilities designated at fair value through profit and loss decreased by 29% to £2,016m at 31 December 2015 (2014: £2,848m). The decrease principally reflected reduced issuances in the different programmes of financial liabilities designated at fair value through profit or loss.

Debt securities in issue

Debt securities in issue increased by 11% to £40,811m at 31 December 2015 (2014: £36,799m), was driven by new issuances in medium-term funding programmes partially offset by maturities in the year.

Tax, other liabilities and provisions

Tax, other liabilities and provisions decreased by 38% to £326m at 31 December 2015 (2014: £523m). The decrease principally reflected the resolution of legacy issues.

Equity

Total shareholders’ equity increased by 8% to £3,643m at 31 December 2015 (2014: £3,381m). The increase was principally attributable to the profit for the year of £266m.

Abbey National Treasury Services plc 2015 Annual Report	11

Financial review

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

In the rest of the Balance sheet review, our assets and liabilities are summarised by their nature, rather than by how they are classified in the Consolidated Balance Sheet. These two presentations can be reconciled as follows:

2015		Financial review section
		Securities	Loans and advances to banks	Loans and advances to customers	Derivatives	Tangible fixed assets	Other	Balance sheet total
Balance sheet line item	Note	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		—	—	—	—	—	2,279	2,279
Trading assets	11	12,256	5,433	5,960	—	—	—	23,649
Derivative financial instruments	12	—	—	—	24,875	—	—	24,875
Financial assets designated at fair value	13	240	—	1,890	—	—	—	2,130
Loans and advances to banks	14	—	21,544	—	—	—	—	21,544
Loans and advances to customers	15	—	—	32,455	—	—	—	32,455
Loans and receivables securities	17	—	—	15	—	—	—	15
Available for sale securities	18	1,168	—	—	—	—	—	1,168
Macro hedge of interest rate risk		—	—	—	—	—	521	521
Property, plant and equipment	21	—	—	—	—	12	—	12
Tax, intangibles and other assets		—	—	—	—	—	219	219

		13,664	26,977	40,320	24,875	12	3,019	108,867

			Deposits by banks	Deposits by customers	Debt securities in issue	Derivatives	Other	Balance sheet total
			£m	£m	£m	£m	£m	£m
Liabilities
Deposits by banks	24		21,333	—	—	—	—	21,333
Deposits by customers	25		—	2,838	—	—	—	2,838
Trading liabilities	26		2,777	7,151	2,794	—	—	12,722
Derivative financial instruments	12		—	—	—	25,178	—	25,178
Financial liabilities designated at fair value	27		—	—	2,016	—	—	2,016
Debt securities in issue	28		—	—	40,811	—	—	40,811
Macro hedge of interest rate risk			—	—	—	—	—	—
Tax, other liabilities and provisions			—	—	—	—	326	326

			24,110	9,989	45,621	25,178	326	105,224

2014		Financial review section
		Securities	Loans and advances to banks	Loans and advances to customers	Derivatives	Tangible fixed assets	Other	Balance sheet total
Balance sheet line item	Note	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		—	—	—	—	—	4,460	4,460
Trading assets	11	12,430	5,936	3,007	—	—	—	21,373
Derivative financial instruments	12	—	—	—	25,792	—	—	25,792
Financial assets designated at fair value	13	318	—	2,259	—	—	—	2,577
Loans and advances to banks	14	—	11,344	—	—	—	—	11,344
Loans and advances to customers	15	—	—	38,285	—	—	—	38,285
Loans and receivables securities	17	—	—	22	—	—	—	22
Available for sale securities	18	2,525	—	—	—	—	—	2,525
Macro hedge of interest rate risk		—	—	—	—	—	935	935
Property, plant and equipment	21	—	—	—	—	10	—	10
Tax, intangibles and other assets		—	—	—	—	—	146	146

		15,273	17,280	43,573	25,792	10	5,541	107,469

			Deposits by banks	Deposits by customers	Debt securities in issue	Derivatives	Other	Balance sheet total
			£m	£m	£m	£m	£m	£m
Liabilities
Deposits by banks	24		17,416	—	—	—	—	17,416
Deposits by customers	25		—	4,523	—	—	—	4,523
Trading liabilities	26		7,223	4,899	3,211	—	—	15,333
Derivative financial instruments	12		—	—	—	26,607	—	26,607
Financial liabilities designated at fair value	27		—	—	2,848	—	—	2,848
Debt securities in issue	28		—	—	36,799	—	—	36,799
Macro hedge of interest rate risk			—	—	—	—	39	39
Tax, other liabilities and provisions			—	—	—	—	523	523

			24,639	9,422	42,858	26,607	562	104,088

12	Abbey National Treasury Services plc 2015 Annual Report

Financial review

SECURITIES

Securities are only a small proportion of our total assets. We hold securities mainly in our trading portfolio or classified as available-for-sale.

Analysis by type of issuer

The following table sets out our securities at 31 December 2015, 2014 and 2013. For more information, see the Notes to the Consolidated Financial Statements.

	2015 £m	2014 £m	2013 £m
Trading assets
Debt securities:
UK Government	548	905	989
US Treasury and other US Government agencies and corporations	119	309	399
Other OECD governments	3,827	5,788	5,243
Bank and building society:
- Certificates of deposit and bonds	—	—	—
Other issuers:
- Fixed and floating rate notes – Government guaranteed	968	979	1,081
- Fixed and floating rate notes—Other	—	—	147
Ordinary shares and similar securities	6,794	4,449	310

	12,256	12,430	8,169

Available for sale securities
Debt securities:
UK Government	1,082	2,445	2,664
US Treasury and other US Government agencies and corporations	—	—	—
Other OECD governments	—	—	—
Banks	86	80	298

	1,168	2,525	2,962

Financial assets designated at fair value through profit and loss
Debt securities:
- Mortgage-backed securities	209	226	229
- Other asset-backed securities	31	92	87

	240	318	316

	13,664	15,273	11,447

Debt securities

UK Government

UK Government securities are Treasury Bills and UK Government guaranteed issues by other UK banks. We hold these securities for trading and liquidity purposes. For more information, see ‘Country Risk Exposure’ in the Risk review.

US Treasury and other US Government agencies and corporations

US Treasury and other US Government agencies’ and corporations’ securities are US Treasury Bills, including cash management bills. We hold these securities for trading and liquidity purposes. For more information, see ‘Country Risk Exposure’ in the Risk review.

Other OECD governments

Other OECD government securities are issues by OECD governments, other than the US and UK Governments, principally Japan and Italy (2014: principally Japan, Italy and Switzerland). We hold these securities for trading and liquidity management purposes. For more information, see ‘Country Risk Exposure’ in the Risk review.

Bank and building society

Certificates of deposit and bonds

Bank bonds are fixed securities with short to medium-term maturities issued by banks. We held these securities for trading purposes.

Other issuers

Fixed and floating rate notes

Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. We hold these securities for trading and yield purposes. For more information on Government-guaranteed fixed and floating rate notes, see ‘Country Risk Exposure’ in the Risk review.

Mortgage-backed securities

This category mainly comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element. We hold these securities as part of the FMIR portfolio. See Note 13 to the Consolidated Financial Statements.

Other asset-backed securities

This category mainly comprises floating-rate asset-backed securities. See Note 13 to the Consolidated Financial Statements.

Abbey National Treasury Services plc 2015 Annual Report	13

Financial review

Ordinary shares and similar securities

This category comprises equity securities listed in the UK and other countries held for trading purposes. See Note 11 to the Consolidated Financial Statements.

Contractual maturities

For contractual maturities for trading assets, available-for-sale debt securities and financial assets designated as fair value through profit or loss, see Notes 18 and 38 to the Consolidated Financial Statements.

Significant exposures

The following table shows the book value (which equals market value) of securities of individual counterparties where the total amount of those securities exceeded 10% of our shareholders’ funds at 31 December 2015 as set out in the Consolidated Balance Sheet. The table also shows where we classify the securities in the Consolidated Balance Sheet.

	Trading assets £m	Available-for-sale assets £m	Total £m
UK Government and UK Government guaranteed	966	1,082	2,048
Japanese Government	2,679	—	2,679

LOANS AND ADVANCES TO BANKS

Loans and advances to banks mainly comprise loans to Santander UK plc, but also include loans to banks and building societies and balances with central banks (excluding those central bank balances which can be withdrawn on demand).

Geographical analysis

The geographical analysis below is based on the location of the office of lending, rather than the domicile of the borrower. For geographical analysis based on the domicile of the borrower, see ‘Country Risk Exposure’ in the Risk review, including details of balances with other Santander UK group companies and other Banco Santander group companies.

The balances include loans and advances to banks classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
UK	20,283	12,186	118,728	115,044	118,176
Non-UK	6,694	5,094	4,247	1,930	1,402

	26,977	17,280	122,975	116,974	119,578

Maturity analysis

The following table shows loans and advances to banks by maturity at 31 December 2015.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK	3,428	1,196	5,095	7,691	2,873	—	20,283
Non-UK	1,941	4,462	291	—	—	—	6,694

	5,369	5,658	5,386	7,691	2,873	—	26,977

Of which:
– Fixed interest rate	2,435	5,658	5,257	6,427	2,663	—	22,440
– Variable interest rate	2,934	—	129	1,264	210	—	4,537

	5,369	5,658	5,386	7,691	2,873	—	26,977

14	Abbey National Treasury Services plc 2015 Annual Report

Financial review

LOANS AND ADVANCES TO CUSTOMERS

We provide lending facilities primarily to corporate customers and to the wider Santander UK group. Purchase and resale agreements represent sale and repurchase business with professional non-bank customers by the Short-Term Markets business.

Geographical analysis

The geographical analysis below is based on the location of the office of lending. For geographical analysis based on the domicile of the borrower rather than the office of lending, see ‘Country risk exposure’ in the Risk review, including details of balances with other Banco Santander group companies.

The balances are stated before deducting loss allowances and include loans and advances to customers classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
UK
Corporate loans	16,131	15,635	15,655	15,476	15,170
Other secured advances	—	—	21	—	—
Other unsecured advances	1,573	807	161	64	349
Purchase and resale agreements	1,516	1,237	4,210	2,512	6,150
Loans and receivables securities	15	4	3	162	66
Amounts due from Banco Santander group undertakings	508	66	153	5	5
Amounts due from Santander UK group undertakings	17,432	24,919	27,560	32,584	27,831

Total UK	37,175	42,668	47,763	50,803	49,571

Non-UK
Corporate loans	337	—	—	—	—
Other unsecured advances	35	—	31	25	—
Purchase and resale agreements	2,836	963	—	4,951	188
Loans and receivables securities	—	18	125	—	—

Total non-UK	3,208	981	156	4,976	188

Total	40,383	43,649	47,919	55,779	49,759
Less: impairment loss allowances	(63)	(76)	(63)	(112)	(130)

Total, net of impairment loss allowances	40,320	43,573	47,856	55,667	49,629

For analysis of the impairment loss allowance and loans and receivables securities, see Notes 15 and 17 to the Consolidated Financial Statements.

No single concentration of loans and advances above, except for corporate loans and amounts due from Santander UK group undertakings, is more than 10% of total loans and advances and no individual country, except the UK, is more than 5% of total loans and advances.

Maturity analysis

The following table shows loans and advances to customers by maturity at 31 December 2015. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Corporate loans	5	343	1,063	5,958	1,909	6,853	16,131
Other unsecured advances	946	91	—	105	201	230	1,573
Purchase and resale agreements	—	1,070	446	—	—	—	1,516
Loans and receivables securities	—	—	—	—	—	15	15
Amounts due from Banco Santander group undertakings	—	494	—	—	14	—	508
Amounts due from Santander UK group undertakings	1	1	2,732	6,977	7,721	—	17,432

Total UK	952	1,999	4,241	13,040	9,845	7,098	37,175

Non-UK
Corporate loans	—	—	—	337	—	—	337
Other secured advances	—	—	—	—	—	—	—
Other unsecured advances	35	—	—	—	—	—	35
Purchase and resale agreements	—	2,836	—	—	—	—	2,836
Loans and receivables securities	—	—	—	—	—	—	—

Total non-UK	35	2,836	—	337	—	—	3,208

Total	987	4,835	4,241	13,377	9,845	7,098	40,383

Of which:
- Fixed interest rate	982	4,492	3,304	4,716	8,385	4,597	26,476
- Variable interest rate	5	343	937	8,661	1,460	2,501	13,907

	987	4,835	4,241	13,377	9,845	7,098	40,383

Our policy is to hedge fixed-rate loans and advances to customers using derivatives, or by matching with other on-balance sheet interest rate exposures.

We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity.

Abbey National Treasury Services plc 2015 Annual Report	15

Financial review

Impairment loss allowances

See Note 1 to the Consolidated Financial Statements for our impairment loss allowances policy. See Note 15 to the Consolidated Financial Statements for more on our impairment loss allowances on loans and advances to customers.

DERIVATIVE ASSETS AND LIABILITIES

	2015 £m	2014 £m	2013 £m
Assets
- held for trading	24,211	25,133	20,910
- held for hedging	664	659	640

	24,875	25,792	21,550

Liabilities
- held for trading	23,823	25,046	20,285
- held for hedging	1,355	1,561	1,211

	25,178	26,607	21,496

We hold derivatives for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, we choose to designate some derivatives in a hedging relationship if they meet specific criteria. Our main hedging derivatives are interest rate and cross-currency swaps, which we use to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding. For more on our derivative activities, see Note 12 to the Consolidated Financial Statements.

Commercial Banking and Global Corporate Banking deal with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Global Corporate Banking. Global Corporate Banking is responsible for implementing our derivative hedging with the external market together with its own trading activities. For more on market risk, see the Risk review.

TANGIBLE FIXED ASSETS

	2015 £m	2014 £m	2013 £m
Property, plant and equipment	12	10	6

Capital expenditure incurred during the year	7	7	3

For details of capital expenditure contracted but not provided for, see Note 21 to the Consolidated Financial Statements. We had no property interests at 31 December 2015 (2014: none).

At 31 December 2015, we operated from two principal Santander UK sites including its headquarters (2014: two). We use them for our significant business operations, including Technology and Operations; People and Talent; Commercial Banking; Global Corporate Banking; Finance; Compliance; Marketing; and IT operations including Data Centres.

We believe our existing properties (including properties we lease) and those under construction are adequate and suitable for our current business and our future business needs. All our properties are adequately maintained.

16	Abbey National Treasury Services plc 2015 Annual Report

Financial review

DEPOSITS BY BANKS

The balances below include deposits by banks classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2015 £m	2014 £m	2013 £m
Year-end balance	24,110	24,639	131,987
Average balance(1)	30,590	117,065	131,402
Average interest rate(1)	1.27%	1.27%	1.31%

(1)	Calculated using monthly data.

At 31 December 2015, deposits by foreign banks were £3,329m (2014: £1,708m, 2013: £12,756m). The following tables shows the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2015 £m	2014 £m	2013 £m
UK	28,241	116,933	131,314
Non-UK	2,349	132	88

	30,590	117,065	131,402

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2015 £m	2014 £m	2013 £m
Year-end balance	9,989	9,422	14,849
Average balance(1)	5,542	9,948	11,235
Average interest rate(1)	1.09%	0.63%	1.19%

(1)	Calculated using monthly data.

The following tables show the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2015 £m	2014 £m	2013 £m
UK
Other deposits	4,826	6,875	8,035

	4,826	6,875	8,035

Non-UK
Other deposits	716	3,073	3,200

	716	3,073	3,200

	5,542	9,948	11,235

Other deposits are either obtained through the money markets or for which interest rates are quoted on request rather than publicly advertised. These deposits have a fixed maturity and their interest rates reflect inter-bank money market rates.

Abbey National Treasury Services plc 2015 Annual Report	17

Financial review

SHORT-TERM BORROWINGS

We include short-term borrowings in deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue. We do not show short-term borrowings separately on our balance sheet. The US Securities and Exchange Commission (the SEC) defines short-term borrowings as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet. The table below shows short-term borrowings for each of the years ended 31 December 2015, 2014 and 2013.

	2015 £m	2014 £m	2013 £m
Securities sold under repurchase agreements
- Year-end balance	10,103	9,418	14,172
- Year-end interest rate	0.14%	0.35%	0.45%
- Average balance(1)	15,351	16,661	19,560
- Average interest rate(1)	0.37%	0.34%	0.55%
- Maximum balance(1)	23,678	21,756	24,810
Commercial paper
- Year-end balance	2,744	4,364	3,996
- Year-end interest rate	0.41%	0.24%	0.27%
- Average balance(1)	3,772	4,404	4,453
- Average interest rate(1)	0.30%	0.29%	0.28%
- Maximum balance(1)	5,066	5,412	5,291
Borrowings from banks (Deposits by banks)
- Year-end balance	594	927	499
- Year-end interest rate	0.26%	1.84%	0.05%
- Average balance(1)	348	628	521
- Average interest rate(1)	0.22%	1.19%	0.01%
- Maximum balance(1)	594	1,649	1,149
Negotiable certificates of deposit
- Year-end balance	4,468	3,806	2,646
- Year-end interest rate	0.43%	0.36%	0.41%
- Average balance(1)	4,468	4,044	2,529
- Average interest rate(1)	0.41%	0.39%	1.51%
- Maximum balance(1)	5,666	5,142	3,173
Other debt securities in issue
- Year-end balance	5,238	4,333	5,392
- Year-end interest rate	2.60%	2.52%	3.39%
- Average balance(1)	3,890	4,769	4,728
- Average interest rate(1)	2.65%	2.90%	3.10%
- Maximum balance(1)	5,238	5,938	6,824

(1)	Calculated using monthly weighted average data.

ANTS plc and Abbey National North America LLC (a subsidiary of ANTS) issue commercial paper. ANTS issues commercial paper with a minimum issuance amount of Euro 100,000 with a maximum maturity of 364 days. Abbey National North America LLC and ANTS plc, US Branch issue commercial paper with minimum denominations of US$100,000 and US$250,000, respectively, with maturity of up to 270 days from the date of issue.

On 1 July 2015, Abbey National Treasury Services plc, US Branch set up a US$20bn Commercial Paper Programme for the issuance of commercial paper. The new programme will replace the Abbey National North America LLC (ANNA LLC) US$20bn Commercial Paper Programme, and ANNA LLC will not issue any further commercial paper going forward.

Certificates of deposit and certain time deposits

The following table shows the maturities of our certificates of deposit and other large wholesale time deposits from non-banks over £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2015. Also, the customers may withdraw their funds on demand by paying an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m
Certificates of deposit:
- UK	2,326	933	342	—	3,601
- Non-UK	664	95	108	5	872
Wholesale time deposits:
- UK	943	60	187	110	1,300

	3,933	1,088	637	115	5,773

At 31 December 2015 and 2014 no additional wholesale deposits were repayable on demand.

18	Abbey National Treasury Services plc 2015 Annual Report

Financial review

DEBT SECURITIES IN ISSUE

We have issued debt securities in a range of maturities, interest rate structures and currencies, to meet our liquidity, funding and capital needs.

	Note	2015 £m	2014 £m	2013 £m
Trading liabilities	26	2,794	3,211	2,917
Financial liabilities designated at fair value	27	2,016	2,848	3,407
Debt securities in issue	28	40,811	36,799	30,889

		45,621	42,858	37,213

We classify most of the debt securities that we have issued as ‘Debt securities in issue’ in our balance sheet. We classify the rest of them separately in the balance sheet, either because they qualify as ‘Trading liabilities’ or we designated them upon initial recognition as ‘Financial liabilities designated at fair value’. See Notes 26 to 28 to the Consolidated Financial Statements.

Our commercial balance sheet is almost entirely denominated in sterling. So when we raise funding by issuing debt securities in currencies other than sterling (mainly euro, US dollars and Japanese yen) we enter into cross-currency derivatives which swap the foreign currency liabilities back into sterling.

CONTRACTUAL OBLIGATIONS

For the amounts and maturities of contractual obligations in respect of guarantees, see Note 32 to the Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are shown in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates.

	Payments due by period
	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m
Deposits by banks(1) (2)	24,110	22,222	1,107	366	415
Deposits by customers - repos(1)	6,510	6,510	—	—	—
Deposits by customers - other(2)	3,479	2,494	389	527	69
Derivative financial instruments	25,178	2,958	2,974	2,335	16,911
Debt securities in issue(3)	45,621	13,104	12,135	8,192	12,190
Operating lease obligations	65	8	16	17	24
Purchase obligations	36	36	—	—	—

	104,999	47,332	16,621	11,437	29,609

(1)	Securities sold under repurchase agreements.
(2)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.
(3)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

The repayment terms of the debt securities may be accelerated in line with the covenants in the loan agreements. For details of deposits by banks and deposits by customers, see Notes 24 and 25 to the Consolidated Financial Statements. We have entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

Under current conditions, our working capital is expected to be sufficient for our present needs and to pursue our planned business strategies.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2017 under a deed poll guarantee entered into on 5 June 2015. Santander UK plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 30 June 2017.

In addition, in the ordinary course of business, we issue guarantees on behalf of customers. The main guarantees we issue are standby letters of credit under which we take on credit on behalf of customers when actual funding is not required. This is normally because a third party won’t accept the credit risk of the customer. We include these guarantees in our impairment loss allowance assessment with other forms of credit exposure.

In addition, we give representations, indemnities and warranties on the sale of our subsidiaries, businesses and other assets, as is normal in such activity. The maximum potential amount of any claims made against these is usually much higher than actual settlements. We make provisions for our best estimate of the likely outcome, either at the time of sale, or later if we receive more information.

See Note 32 to the Consolidated Financial Statements for more information on our guarantees, commitments and contingencies. See Note 19 to the Consolidated Financial Statements for more information on our off-balance sheet arrangements.

Abbey National Treasury Services plc 2015 Annual Report	19

Financial review

INTEREST RATE SENSITIVITY

Interest rate sensitivity is the relationship between interest rates and net interest income caused by the periodic repricing of assets and liabilities.

We manage the risks from movements in interest rates as part of our overall non-trading position. We do this within limits as set out in the Risk review.

Changes in net interest income - volume and rate analysis

The following table shows changes in interest income, interest expense and net interest income (including amounts classified in discontinued operations). It allocates the effects between changes in volume and changes in rate. Volume and rate changes have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The changes caused by movements in both volume and rate have been allocated to rate changes.

	2015/2014			2014/2013
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	(1,093)	(1,281)	188	(54)	(199)	145
- Non-UK	(3)	(7)	4	8	10	(2)
Loans and advances to customers:
- UK	95	(37)	132	(123)	(8)	(115)
- Non-UK	1	—	1	—	—	—
Other interest earning financial assets:
- UK	(23)	(6)	(17)	(8)	(13)	5
- Non-UK	—	—	—	(2)	(2)	—

Total interest income
- UK	(1,021)	(1,324)	303	(185)	(220)	35
- Non-UK	(2)	(7)	5	6	8	(2)

	(1,023)	(1,331)	308	(179)	(212)	33

Interest expense
Deposits by banks:
- UK	(1,136)	(1,128)	(8)	(133)	(141)	8
Deposits by customers – wholesale deposits:
- UK	11	(15)	26	(58)	(17)	(41)
- Non-UK	1	—	1	—	1	(1)
Debt securities in issue:
- UK	(140)	180	(320)	(118)	162	(280)
- Non UK	4	(1)	5	(6)	1	(7)

Total interest expense
- UK	(1,265)	(963)	(302)	(309)	4	(313)
- Non-UK	5	(1)	6	(6)	2	(8)

	(1,260)	(964)	(296)	(315)	6	(321)

Net interest income	237	(367)	604	136	(218)	354

20	Abbey National Treasury Services plc 2015 Annual Report

Financial review

AVERAGE BALANCE SHEET

Year-end balances may not reflect activity throughout the year, so we present average balance sheets below. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

	2015			2014			2013
	Average balance(1) £m	Interest(4) (5) £m	Average rate %	Average balance(1) £m	Interest(4) (5) £m	Average rate %	Average balance(1) £m	Interest(4) (5) £m	Average rate %
Assets
Loans and advances to banks:
- UK	14,256	420	2.95	92,372	1,513	1.64	105,816	1,567	1.48
- Non-UK	9,120	26	0.29	12,234	29	0.24	8,382	21	0.25
Loans and advances to customers:(3)
- UK	37,920	1,039	2.74	39,454	944	2.39	39,738	1,067	2.69
- Non UK	175	1	0.57	—	—	—	—	—	—
Other interest-earning financial assets:
- UK	2,126	9	0.42	2,653	32	1.21	3,955	40	1.01
- Non UK	—	—	—	—	—	—	166	2	1.20

Total average interest-earning assets, interest income(2)	63,597	1,495	2.35	146,713	2,518	1.72	158,057	2,697	1.71

Impairment loss allowances	(73)	—	—	(54)	—	—	(105)	—	—
Trading business	19,429	—	—	18,233	—	—	25,032	—	—
Assets designated at FVTPL	2,457	—	—	2,573	—	—	2,888	—	—
Other non-interest-earning assets	29,753	—	—	30,214	—	—	33,955	—	—

Total average assets	115,163	—	—	197,679	—	—	219,827	—	—

Non-UK assets as a % of total	8.07%	—	—	6.19%	—	—	3.89%	—	—

Liabilities
Deposits by banks:
- UK	(17,820)	(229)	1.29	(102,617)	(1,365)	1.33	(113,290)	(1,498)	1.32
- Non-UK	(553)	—	—	(73)	—	—	(14)	—	—
Deposits by customers – wholesale:
- UK	(2,887)	(52)	1.80	(4,559)	(41)	0.90	(5,492)	(99)	1.80
- Non-UK	(703)	(2)	0.28	(1,141)	(1)	0.09	(628)	(1)	0.16
Debt securities in issue:
- UK	(34,699)	(925)	2.67	(29,676)	(1,065)	3.59	(26,097)	(1,183)	4.53
- Non-UK	(4,427)	(15)	0.34	(4,730)	(11)	0.23	(4,512)	(17)	0.38

Total average interest-bearing liabilities, interest expense(2)	(61,089)	(1,223)	2.00	(142,796)	(2,483)	1.74	(150,033)	(2,798)	1.86

Trading business	(18,873)	—	—	(23,262)	—	—	(30,343)	—	—
Liabilities designated at FVTPL	(2,391)	—	—	(3,556)	—	—	(4,997)	—	—
Other non-interest-bearing liabilities	(29,249)	—	—	(24,759)	—	—	(30,541)	—	—
Equity	(3,561)	—	—	(3,306)	—	—	(3,913)	—	—

Total average liabilities and equity	(115,163)	—	—	(197,679)	—	—	(219,827)	—	—

Non-UK liabilities as a % of total	4.93%	—	—	3.01%	—	—	2.34%	—	—

(1)	Average balances are based on monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2015 was 104.11% (2014: 102.74%, 2013: 105.35%).
(3)	Loans and advances to customers include non-performing loans. See the ‘Credit risk’ section of the Risk review.
(4)	The net interest margin for the year ended 31 December 2015 was 0.43% (2014: 0.02%, 2013: (0.06)%). Net interest margin is calculated as net interest income divided by average interest-earning assets.
(5)

The interest spread for the year ended 31 December 2015 was 0.35% (2014: (0.02)%, 2013: (0.15)%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

Abbey National Treasury Services plc 2015 Annual Report	21

Financial review

CASH FLOWS

	2015 £m	2014 £m	2013 £m
Net cash (outflow)/inflow from operating activities	(12,715)	(90,195)	23,980
Net cash inflow/(outflow) from investing activities	1,290	403	3,196
Net cash inflow/(outflow) from financing activities	2,808	5,021	(2,668)

(Decrease)/increase in cash and cash equivalents	(8,617)	(84,771)	24,508

The major activities and transactions that affected the ANTS group’s cash flows during 2015, 2014 and 2013 were as follows:

In 2015, the net cash outflow from operating activities of £12,715m resulted from the increase in intercompany loans including those that qualified as cash equivalents and trading balances, thereby reducing the cash and cash equivalents balance. In 2015, the net cash inflow from investing activities of £1,290m resulted primarily from the sale and redemption of available-for-sale securities. In 2015, the net cash inflow from financing activities of £2,808m reflected new issues of debt securities of £11,165m offset by repayments of debt securities maturing in the year of £8,341m. In 2015 cash and cash equivalents decreased by £8,617m resulted primarily from the increased loans to banks and customers and trading assets.

In 2014, the net cash outflow from operating activities of £90,195m primarily due to the revision of the legal agreements for intercompany funding arrangements between the Company and Santander UK plc as a result of which, only trades that generate the actual net funding requirement are reported, as disclosed in Notes 14 and 24. The effect of this change on the ANTS group was to reduce intercompany balances in 2014, including intercompany loans that qualified as cash equivalents, thereby reducing the cash and cash equivalents balance, as well as loans and advances to banks and deposits by banks and hence cash flows from operating activities. In 2014, the net cash inflow from investing activities of £403m resulted principally from the sale and redemption of available-for-sale securities. In 2014, the net cash inflow from financing activities of £5,021m reflected new issues of debt securities of £18,929m offset by repayments of debt securities maturing in the year of £13,888m.
In 2013, the net cash inflow from operating activities of £23,980m resulted from the ANTS group’s continued deleveraging process of legacy portfolios in run-off and increased deposits from other banks. In 2013, the net cash inflow from investing activities of £3,196m resulted primarily from the net proceeds of acquisitions and disposals of UK Treasury bills and the disposal of the investment in Abbey National Treasury Services Overseas Holdings. In 2013, the net cash outflow from financing activities of £2,668m reflected repayments of debt securities maturing in the year of £25,467m offset by new issues of debt securities of £23,565m and payment of £750m dividends on ordinary shares. In 2013, cash and cash equivalents increased by £24,508m principally from continued de-leveraging process of legacy portfolios in run-off.

22	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Abbey National Treasury Services plc 2015 Annual Report	23

Risk review

This Risk review consists of audited financial information except where it is marked as unaudited. The audited financial information is an integral part of the Consolidated Financial Statements.

We provide treasury, corporate and wholesale banking services to UK clients and also to the wider Santander UK group, of which we are a significant part. ANTS is also the treasury support function for the Santander UK group. In this regard, our role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group.

ANTS contains part of a number of Santander UK’s business segments. Specifically, ANTS consists of part of the Santander UK group’s Commercial Banking, Global Corporate Banking, and Corporate Centre business segments. Whether transactions are booked in ANTS or another Santander UK group entity reflects historical or operational reasons and does not necessarily reflect any particular business split.

Santander UK plc has given a full and unconditional guarantee in respect of the unsubordinated liabilities of ANTS incurred up to 30 June 2017. The Company has given a reciprocal guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred up to 30 June 2017. As a consequence of the reciprocal guarantee given by the Company in respect of the unsubordinated liabilities of Santander UK plc, the Company is exposed to the same risks as the Santander UK group, of which the Company and the ANTS group are part.

As a subsidiary of Santander UK plc, ANTS has adopted the Santander UK Risk Framework. As a result, the ANTS group’s risks are managed at a Santander UK group level in accordance with the Santander UK group’s Risk Framework. The Risk review describes the Santander UK group’s Risk Framework and includes more detail on the key risks (on a segmental basis or aggregated where relevant) to which the ANTS group is directly exposed. In addition, as a result of the guarantee given by the ANTS group in respect of the unsubordinated liabilities of Santander UK plc, we are indirectly exposed to risks that arise in parts of the Santander UK group that are wholly outside the ANTS group. Those risks consist of retail credit risk and pension obligations risk.

The Risk review consists of:

•	A description of Santander UK’s approach to the management of risk, including its Risk Framework; and

•	Further detail on the ANTS group’s key risks.

Throughout the Risk review, except where we say otherwise, references to Santander UK should be taken to include the ANTS group (reflecting both the risks that we are directly exposed to through our own activities and the risks arising elsewhere in the Santander UK group that we are indirectly exposed to due to the existence of the cross guarantees described above).

RISK GOVERNANCE

As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance and build sustainable value for our stakeholders.

We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.

RISK FRAMEWORK

Our Risk Framework sets out how we manage and control risk. As a subsidiary of Santander UK plc, ANTS has adopted this risk framework. It is based on the following key elements which we describe in more detail in the next pages:

Section	Content
How we define risk	We describe each of our key risk types.

How we approach risk – our culture and principles	We describe our risk culture and explain how we make it a day-to-day reality across the business.

Our risk governance structure	We describe how we consider risk in all our business decisions as part of our organisational structure, and the responsibilities of our people and our committees.

Our internal control system	We describe our internal control system and how it helps us manage and control risk.

We continued to make good progress in 2015 in embedding the Risk Framework across the business. The Santander UK Board Risk Committee reviewed our progress, linked to annual Risk Attestations (see ‘Internal control system’ in this section for more on these). These are evidence-based and approved by the Santander UK Executive Committee members. As a result, we are managing risk more effectively by improving how we identify, assess, manage and report it.

In 2015, we also updated our Risk Framework to reflect how some risks have become more important to us. We now:

•	Include financial crime risk as a key risk type on its own. This reflects its growing importance as technology in the banking industry develops

•	Include legal risk within our operational risk activities to improve its day-to-day management

•	Present banking market risk, liquidity risk, capital risk and pension risk separately in our list of key risks due to their importance. In the past, we combined them as balance sheet management risk.

We also enhanced the responsibility for some risks in 2015. The Santander UK:

•	Chief Conduct and Compliance Officer (CCCO) now has direct responsibility for conduct and regulatory risks

•	Capital Committee is now an Executive Committee in its own right, recognising the critical importance of capital. In the past it was a sub-committee of the Executive Risk Committee.

24	Abbey National Treasury Services plc 2015 Annual Report

Risk review

How we define risk

Credit risk

Risk is any uncertainty about us being able to achieve our business objectives. It can be split into a set of key risks, each of which could affect our results and our financial resources. Our key risks are:

Key risk	Description
Credit	The risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.

Market

Trading market risk - the risk of losses in on- and off-balance sheet trading positions, due to movements in market prices or other external factors.

Banking market risk - the risk of loss of income or economic value due to changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect our net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.

Liquidity

The risk that, while still being solvent, we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at excessive cost.

It is split into three types of risk:

Funding or structural liquidity risk - the risk that we may not have sufficient liquid assets to meet the payments required at a given time due to maturity transformation.

Contingent liquidity risk - the risk that future events may require a larger than expected amount of liquidity i.e. the risk of not having sufficient liquid assets to meet sudden and unexpected short-term obligations.

Market liquidity risk - the risk that assets we hold to mitigate the risk of failing to meet our obligations as they fall due, which are normally liquid, become illiquid when they are needed.

Capital

The risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements, market expectations and dividend payments, including AT1 coupons.

Operational	The risk of direct, or indirect, loss due to inadequate or failed internal processes, people and systems, or external events.

Conduct	The risk that our decisions and behaviours lead to a detriment or poor outcomes for our customers and that we fail to maintain high standards of market integrity.

Other key risks

Financial crime risk - the risk that we are used to legitimise the proceeds from criminal activity which conceal their true origins. This includes money laundering, financing terrorism, sanctions, and bribery and corruption.

Strategic risk - the risk of significant loss or damage arising from strategic decisions that impact the long-term interests of our key stakeholders or from an inability to adapt to external developments.

Reputational risk - the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors or any other interested party.

Regulatory risk - the risk of loss, through financial or reputational loss, from failing to comply with applicable codes and regulations.

Model risk - the risk of loss arising from decisions mainly based on results of models, due to errors in their design, application or use.

Enterprise wide risk is the aggregate view of all the key risks described above.

Abbey National Treasury Services plc 2015 Annual Report	25

Risk review

How we approach risk - our culture and principles

The complexity and importance of the financial services industry demands a strong risk culture. We have extensive systems, controls and safeguards in place to manage and control the risks we face, but it is also crucial that everyone takes personal responsibility for managing risk.

Our risk culture plays a key role in our aim to be the best bank for our people, customers, shareholders and communities. It is vital that everyone in our business understands that, to achieve this, our people have a strong, shared understanding of what risk is, and what their role is in helping to control it. We express this in the Santander UK Risk Culture Statement:

Risk Culture Statement

Santander UK will only take risks that it understands and will always remain prudent in identifying, assessing, managing and reporting all risks. We actively encourage our people to take personal responsibility for doing the right thing and to challenge without fear. We make sure we take decisions in the best interests of all our stakeholders and in line with The Santander Way.

The Santander UK Board reviews and approves our Risk Culture Statement every year. The CEO, Chief Risk Officer (CRO) and other senior executives are responsible for promoting our risk culture from the top. They drive cultural change and increased accountability across the business.

We reinforce the Santander UK Risk Culture Statement and embed our risk culture in all our business units through our Risk Framework, Risk Attestations and other initiatives. This includes highlighting that:

•	It is everyone’s personal responsibility to play their part in managing risk

•	We must identify, assess, manage and report risk quickly and accurately

•	We make risk part of how we assess our people’s performance, how we recruit, develop and reward them

•	Our internal control system is essential to make sure we manage and control risk in line with our principles, standards, Risk Appetite and policies.

We use Risk Attestations to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of the Santander UK Executive Committee confirms in writing that they have managed risk in line with the Risk Framework in the part of the business for which they are responsible. Their attestation lists any exceptions and the agreed actions taken to correct them. This is a very tangible sign of the personal accountability that is such a key part of our risk culture.

Making change happen: ‘I AM Risk’ - everyone’s personal responsibility for managing risk

We launched our approach to raise awareness of, and embed, the right risk management culture across Santander UK in November 2012 under the ‘I AM Risk’ banner. We have learned from the reviews of other banks after the financial crisis and the increased regulatory focus on strong risk management in banks. This programme aims to make sure our people:

•	Identify risks and opportunities

•	Assess their probability and impact

•	Manage the risks and suggest alternatives

•	Report, challenge, review, learn and ‘speak up’.

We use I AM Risk in our risk attestations, risk frameworks, and all our risk-related communications. We also include it in our mandatory training and induction courses for our staff. To support this, we launched the I AM Risk learning website which includes short films, factsheets and discussion boards.

Among other things, I AM Risk is how we make risk management part of everyone’s life as a Santander UK employee, from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk, speak up and come up with ideas that help us change. To do this, we embedded the behaviours we want to encourage in key processes and documents. These included:

•	Individual annual performance reviews

•	New induction and training courses

•	Codes of conduct

•	Reward and incentives

•	Risk frameworks and governance.

As part of the programme, we added mandatory risk objectives for all our people – from the Santander UK Executive Committee to branch staff. We also added risk technical and behavioural requirements to our job profiles, and similar elements to other initiatives.

In 2015, we created The Santander Way Steering Committee to coordinate all our culture initiatives under the sponsorship of the Santander UK CEO. The I AM Risk initiatives are reported quarterly to the Santander UK CRO, and to the Santander UK Executive Risk Committee and Santander UK Board Risk Committee twice a year.

We also continued to embed our risk management culture. We:

•	Reinforced I AM Risk messages through enhanced communication, education and training at all levels

•	Embedded risk management across the whole employee life-cycle, including our recruitment practices

•	Increased and promoted our range of escalation channels

•	Updated the mandatory risk objectives for all our people including the Santander UK Executive Committee

•	Measured change through a range of measures including ‘speaking up’ escalation channels, surveys and mandatory training completion rates

•	Improved how we identify and manage risk in our change and strategic planning processes.

I AM Risk continues to play a key part in our aim to be the best bank for our people, customers, shareholders and communities. In 2015, we built on the progress made in Commercial Banking, and extended our focus to Global Corporate Banking and Corporate Centre.

26	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Our risk governance structure

Santander UK (including ANTS) is committed to the highest standards of corporate governance in every part of our business. This includes risk management. For details of our governance, including the Board, see the ‘Governance’ section of this Annual Report.

Santander UK plc maintains a standing Board Audit Committee, Board Risk Committee, Board Remuneration Committee and Board Nomination Committee. Their responsibilities cover the Santander UK group as a whole.

The Santander UK Board delegates authority to committees as needed and where appropriate. Our risk governance structure strengthens our ability to identify, assess, manage and report risks, as follows:

•	Committees: A number of Santander UK Board and Santander UK Executive committees are responsible for specific parts of our Risk Framework

•	Roles with risk management responsibilities: There are senior roles with specific responsibilities for risk

•	Risk organisational structure: We have ‘three lines of defence’ built in to the way we run our business.

Committees

The Santander UK Board and the Santander UK Board Risk Committee responsibilities for risk are:

Board/Board Committee	Main risk responsibilities

The Board	• Has overall responsibility for business execution and for managing risk

• Reviews and approves the Santander UK Risk Framework and Santander UK Risk Appetite.

Board Risk Committee	• Assesses the Santander UK Risk Framework and recommends it to the Santander UK Board for approval

• Advises the Santander UK Board on our overall Risk Appetite, tolerance and strategy

• Oversees our exposure to risk and our future strategy and advises the Santander UK Board on both

• Reviews the effectiveness of our risk management systems and internal controls.

The Santander UK Executive Level Committee responsibilities for risk are:

Executive Committees	Main risk responsibilities

Executive Committee	• Reviews and approves business plans in line with our Risk Framework and Risk Appetite before they are sent to the Santander UK Board to approve

• Receives updates on key risk issues managed by Santander UK CEO-level committees and monitors the actions taken.

Executive Risk Committee	• Reviews Risk Appetite proposals before they are sent to the Santander UK Board Risk Committee and the Santander UK Board to approve

• Ensures that we comply with our Risk Framework, Risk Appetite and risk policies

• Reviews and monitors our risk exposures and approves any steps we need to take.

Asset and Liability Committee	• Reviews liquidity risk appetite proposals before they are sent to the Santander UK Board to approve

• Ensures we measure and control structural balance sheet risks, capital, funding and liquidity, in line with the policies, strategies and plans set by the Santander UK Board

• Reviews and monitors the key asset and liability management activities of the business to ensure we keep our exposure in line with our Risk Appetite.

Pensions Committee	• Reviews pension risk appetite proposals before they are sent to the Santander UK Board to approve

• Approves actuarial valuations and the impact they may have on our contributions, capital and funding

• Consults with the pension scheme trustees on the scheme’s investment strategy.

Capital Committee	• Puts in place effective risk control processes, reporting systems and processes to make sure capital risks are managed within our Risk Framework

• Reviews capital adequacy and capital plans, including the Santander UK Internal Capital Adequacy Assessment Process (ICAAP), before they are sent to the Santander UK Board to approve.

Abbey National Treasury Services plc 2015 Annual Report	27

Risk review

Roles with risk management responsibilities

Santander UK Chief Executive Officer

The Santander UK Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the Santander UK Chief Executive Officer (CEO). The key responsibilities of the Santander UK CEO are to:

•	Propose our strategy and business plan, put them into practice and manage the risks involved

•	Ensure we have a suitable system of controls to manage risk and report to the Santander UK Board on it

•	Foster a culture that promotes ethical practices and social responsibility

•	Ensure all our staff know about the policies and corporate values approved by the Santander UK Board.

Santander UK Chief Risk Officer

As the leader of the Risk Division, the CRO oversees and challenges plans and activities. The CRO reports to the Santander UK Board through the Santander UK Board Risk Committee, and also reports to the Santander UK CEO for operational purposes. The CRO also reports directly to the CRO of Banco Santander SA. The key responsibilities of the CRO are to:

•	Propose a Risk Framework to the Santander UK Board (through the Santander UK Board Risk Committee) that sets out how we manage the risks from our business activities within the approved Risk Appetite

•	Advise the Santander UK CEO, the Santander UK Board Risk Committee and Santander UK Board on the Risk Appetite linked to our strategic business plan and why it is appropriate

•	Reassure the Santander UK Board and our regulators that we identify, assess and measure risk and that our systems, controls and delegated authorities to manage risk are adequate and effective

•	Advise the Santander UK CEO, Santander UK Board Risk Committee, Santander UK Board and our regulators on how we manage key risks and escalate any issues or breaches of Risk Appetite

•	Ensure that our culture promotes ethical practices and social responsibility

•	Ensure that our policies and corporate values approved by the Santander UK Board are communicated so that our culture, values and ethics are aligned to our strategic objectives.

The CRO is responsible for the control and oversight of all risks except for legal, financial crime, conduct and regulatory risk. These are the responsibilities of the Santander UK Chief Conduct and Compliance Officer (CCCO) and the Santander UK General Counsel and Chief Administrative Officer (GC&CAO).

Santander UK General Counsel and Chief Administrative Officer

The GC&CAO is responsible for the control and oversight of legal and financial crime risk. These are part of his responsibilities for legal, secretariat and financial crime. The GC&CAO has similar responsibilities to the CRO.

Santander UK Chief Conduct and Compliance Officer

The CCCO is responsible for the control and oversight of conduct and regulatory risk. This is part of his responsibility for compliance. The CCCO has similar responsibilities to the CRO.

Santander UK Chief Internal Auditor

The Chief Internal Auditor (CIA) reports to the Santander UK Board through the Santander UK Board Audit Committee, and also reports to the Santander UK CEO for operational purposes. The CIA also reports directly to the CIA of Banco Santander SA. The key responsibilities of the CIA are to:

•	Ensure the scope of Internal Audit includes each main activity and entity

•	Design and use an audit system that identifies key risks and evaluates controls

•	Develop an audit plan to assess existing risks that involves producing audit, assurance and monitoring reports

•	Carry out all audits, special reviews, reports and commissions that the Santander UK Board Audit Committee asks for

•	Monitor business activities regularly by consulting with internal control teams and our External Auditors

•	Develop and run internal auditor training that includes regular skills assessments.

28	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Risk organisational structure

We use the three lines of defence model to manage risk. This model is widely used in the banking industry and has a clear set of principles to implement a cohesive operating model across an organisation. It does this by separating risk management, risk control and risk assurance.

The diagram below shows the reporting lines to the Santander UK Board with respect to risk:

Abbey National Treasury Services plc 2015 Annual Report	29

Risk review

Internal control system

The Santander UK Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, minimum standards, roles and responsibilities, and governance for internal control.

Category	Description
Risk Frameworks	Set out how we should manage and control risk for:

• The Santander UK group (overall framework)

• Our key risks (risk type frameworks)

• Our key risk activities (risk activity frameworks).

Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for business units and business support units.

Risk Appetite Statement

Defines the type and the level of risk that we are willing and able to take on to achieve our business plans. The policies set out what action we must (or must not) take to make sure we stay within the agreed Risk Appetite.

Risk control units set overarching policies. Business and Business support units have operational policies, standards and procedures that put these policies into practice.

Delegated Authorities/Mandates	Define who can do what under the authority delegated to the Santander UK CEO by the Santander UK Board.

Risk Attestations

Business units, business support units or risk control units set out how they have managed and/or controlled risks in line with the risk frameworks and within the agreed Risk Appetite.

They are completed at least once a year. They also explain any action taken. This process helps ensure people can be held personally accountable.

30	Abbey National Treasury Services plc 2015 Annual Report

Risk review

RISK APPETITE

How we control the risks we are prepared to take

When the Santander UK Board sets our strategic objectives, it is important that we are clear about the risks we are prepared to take to achieve them. We express this through our Risk Appetite Statement, which defines the amount and kind of risk we are willing to take. Our Risk Appetite and strategy are closely linked - our strategy must be achievable within the limits set out in our Risk Appetite.

The principles of our risk appetite

The Santander UK Risk Appetite Statement lists ten principles that we use to set our Risk Appetite.

•	We always aim to have enough financial resources to survive severe but plausible stressed economic and business conditions

•	We should be able to predict how our income and losses might vary (that is, how volatile they are). That applies to all our risks and lines of business

•	Our earnings and dividend payments should be stable, and in line with the return we aim to achieve

•	We are an autonomous business, so we always aim to have strong capital and liquidity resources

•	The way we fund our business should give us diverse sources and duration of funding. This helps us to avoid relying too much on wholesale markets

•	We set controls on large concentrations of risk, such as to single customers or specific industries

•	There are some key risks we take, but for which we do not actively seek any reward, such as operational, conduct, financial crime and regulatory risk. We take a risk-averse approach to all such risks

•	We comply with all regulations – and aim to exceed the standards they set

•	Our pay and bonus schemes should support these principles and our risk culture

•	We always aim to earn the trust of our people, customers, shareholders and communities

How we describe the limits in our Risk Appetite

Our Risk Appetite sets out detailed limits for different types of risk, using metrics and qualitative statements.

Metrics

We use metrics to set limits on losses, capital and liquidity. We set:

•	Limits for losses for our most important risks, including credit, market, operational and conduct risk

•	Capital limits, reflecting both the capital that regulators expect us to hold (regulatory capital) and our own internal measure (economic capital)

•	Liquidity limits according to the most plausible stress scenario for our business.

These limits apply in normal business conditions, but also when we might be experiencing a far more difficult trading environment. A good example of this might be when the UK economy is performing much worse than we expected. We refer to conditions such as this as being under stress.

There is more on economic capital and stress scenarios later in this section.

Qualitative statements

For some risks we also use qualitative statements that describe in words the controls we want to set. For example, in conduct risk, we use them to describe our Risk Appetite for products, sales, after-sales service, and culture. We also use them to exclude or restrict risks from some sectors, types of customer and activities.

How we set our risk appetite, and stay within it

We control our Risk Appetite through our Risk Appetite Framework. The Santander UK Board approves and oversees the Risk Appetite Statement every year. This ensures it is consistent with our strategy and reflects the markets in which we operate. Santander UK’s Executive Committee is responsible for ensuring that our risk profile (the level of risk we are prepared to accept) is consistent with our Risk Appetite Statement. To do this they monitor our performance, business plans and budgets each month. At least every six months, we use stress testing to review how our business plan performs against our Risk Appetite Statement. This shows us if we would stay within our Risk Appetite under stress conditions. It also helps us to identify any adverse trends or inconsistencies.

We embed our Risk Appetite by setting more detailed risk limits for each business unit and key portfolio. These are set in a way so that if we stay within each detailed limit, we will stay within our overall Risk Appetite. When we use qualitative statements to describe our appetite for a risk, we link them to lower-level key risk indicators, so that we can monitor and report our performance against them.

We provide a programme of communication and training for our staff which helps ensure that Risk Appetite is well understood.

Abbey National Treasury Services plc 2015 Annual Report	31

Risk review

STRESS TESTING

Stress testing helps us understand how different events and economic conditions could affect our business plan, earnings and risk profile. This helps us plan and manage our business better.

Scenarios for stress testing

To see how we might cope with difficult conditions, we regularly develop challenging scenarios that we might face. We consult a broad range of internal stakeholders when we design and choose our most important scenarios, including Santander UK Board members. The scenarios cover a wide range of outcomes, risk factors, time horizons and market conditions. They are designed to test:

•	The impact of shocks affecting the economy as a whole or the markets we operate in

•	Key potential vulnerabilities of our business model

•	Potential impacts on specific risks such as market risk, credit risk and pension risk.

We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example the key economic factors we reflect in the Santander UK ICAAP scenarios include house prices, interest rates, unemployment levels and the size of the UK economy. One scenario looks at what might happen in a recession where the output of the economy shrinks by around 3%, unemployment reaches over 9%, and house prices fall by around 20%.

We use a comprehensive suite of stress scenarios to explore sensitivities to market risk, including those based on historic market events.

How we use stress testing

We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:

•	Our business plan, and its assessment against our Risk Appetite

•	Our capital strength, through the Santander UK ICAAP

•	Our liquidity position, through the Santander UK Internal Liquidity Adequacy Assessment Process (ILAAP)

•	Impacts on other risks such as market and credit risk.

We use a wide range of models, approaches and assumptions. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes in unemployment rates might affect the number of customers who might fall into arrears on their mortgage.

Our stress testing models are subject to a formal review, independent validation and approval process. We highlight the key weaknesses and related model assumptions in the approval process for each stress test. In some cases, we overlay expert judgement onto the results of our models. Where this is material to the outcome of the stress test, the approving governance committee reviews it.

We take a multi-layered approach to stress testing to capture risks at various levels. This ranges from sensitivity analyses of a single factor to a portfolio, to wider exercises that cover all risks across our entire business. We use stress testing outputs to design action plans that aim to mitigate damaging effects.

We also conduct reverse stress tests. These are tests in which we identify and assess scenarios that are most likely to cause our business model to fail.

Board oversight of stress testing

The Santander UK Executive Risk Committee approves the design of the scenarios in the Santander UK ICAAP. The Santander UK Board Risk Committee approves the stress testing framework and the annual programme of stress testing. The Santander UK Board reviews the outputs of stress testing as part of the approval processes for the Santander UK ICAAP, the Santander UK ILAAP, our Risk Appetite and regulatory stress tests.

Regulatory stress tests

Santander UK (including ANTS) takes part in a number of external stress testing exercises. These can include stress tests of the UK banking system conducted by the PRA. We also contribute to stress tests of the wider Banco Santander group.

For more on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections.

32	Abbey National Treasury Services plc 2015 Annual Report

Risk review

HOW RISK IS DISTRIBUTED ACROSS OUR BUSINESS (unaudited)

As well as assessing how much regulatory capital we are required to hold, we use an internal Economic Capital (EC) model to measure our risk.

We use EC to get a consistent measure across different risks, including credit, market and operational risk. EC also takes account of how concentrated our portfolios are, and how much diversification there is between our various businesses.

As a consequence we can use EC for a range of risk management activities. For example, we can use it to help us compare requirements in the Santander UK ICAAP or to get a risk-adjusted comparison of income from different activities.

The table below shows the proportion of Santander UK’s (including ANTS) regulatory capital risk weighted assets held in different parts of the business, and for different types of risk. It shows how risk was distributed at 31 December 2015 and 2014.

	Santander UK
Risk type	2015%	2014%
Credit risk	89	87
Market risk	3	5
Operational risk	8	8

	Retail Banking		Commercial Banking		Global Corporate Banking		Corporate Centre
Risk type	2015%	2014%	2015%	2014%	2015%	2014%	2015%	2014%
Credit risk	50	47	23	23	14	14	2	3
Market risk	—	—	—	—	3	5	—	—

Operational risk	6	6	1	1	1	1	—	—

2015 compared to 2014

Santander UK’s distribution of risk across the business changed very little in the year. The largest category was credit risk in Retail Banking, which accounted for most of Santander UK’s risk weighted assets. This reflects Santander UK’s business strategy and balance sheet. Market risk arises primarily as part of our trading book activities within Global Corporate Banking. Santander UK’s operational risk capital requirements remained small and were concentrated in Retail Banking activities.

For more on this, see ‘Risk weighted assets’ in the ‘Capital risk’ section.

Abbey National Treasury Services plc 2015 Annual Report	33

Risk review

CREDIT RISK

CREDIT RISK – ANTS GROUP LEVEL

Overview

Credit risk management

In this section, we set out our products and services that expose us to credit risk, and we explain how we manage credit risk depending on the type of customer.

We also set out our approach to credit risk across the credit risk lifecycle. This includes risk strategy and planning, assessment and origination, monitoring, arrears management (including forbearance), and debt recovery.

We also explain how we measure and control risk, including the key metrics we use.

Credit risk review

In this section, we analyse our maximum and net exposures to credit risk, including their credit quality and concentrations of risk. We also summarise our credit performance, and forbearance activities.

CREDIT RISK MANAGEMENT

Exposures

Exposures to credit risk arise in our business segments from:

Commercial Banking	Global Corporate Banking	Corporate Centre
• Loans, bank accounts, and treasury services. • We provide these to mid-corporates and SMEs, Commercial Real Estate and Social Housing customers.	• Loans and treasury products, and from treasury markets activities. • We provide these to large corporates, financial institutions, sovereigns and other international organisations	• Asset and liability management of our balance sheet, as well as our non-core portfolios being run down. • Exposures include sovereign and other international organisation assets held for liquidity.

Our types of customer and how we manage them

We manage credit risk across all our business segments in line with the credit lifecycle shown in the next section. The Santander UK group (including ANTS) tailors the way it manages risk across the lifecycle to the type of customer. The Santander UK group classifies customers as standardised or non-standardised:

Standardised	Non-standardised
• Mainly individuals and small businesses. Transactions are for relatively small amounts of money, and share similar credit characteristics.	• Mainly medium and large corporate customers and financial institutions. Transactions are for larger amounts of money, and have more diverse credit characteristics.

• We manage risk using automated decision-making tools. These are backed by teams of analysts who specialise in this type of risk	• We manage risk through expert analysis. This is supported by decision-making tools based on internal risk assessment models.

ANTS classifies all its customers as non-standardised. We have no significant standardised customers.

34	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Our approach to credit risk

We manage our portfolios across the credit risk lifecycle, from drawing up our risk strategy, plans, budgets and limits to making sure our actual risk profile stays in line with our plans and within our Risk Appetite.

Risk strategy and planning

All relevant areas of the business – Risk, Marketing, Products and Finance – work together to create our business plans. Our aim is to balance out strategy, business goals, financial and technical resources and our attitude towards risk (our Risk Appetite). The result is an agreed set of targets and limits that help us direct our business.

To do this, we focus particularly on:

•	Economic and market conditions and forecasts

•	Regulations

•	Conduct considerations

•	Profitability, returns and market share.

Assessment and origination

We undertake a thorough risk assessment to make sure customers can meet their obligations before we approve a credit application. We consider:

•	The credit quality of the customer

•	The underlying risk – and anything that mitigates it, such as netting or collateral

•	Our risk policy, limits and appetite

•	Whether we can balance the amount of risk we face with the returns we could get.

We make these decisions with authority from the Board.

Monitoring

We measure and monitor changes in our credit risk profile on a regular and systematic basis against budgets, limits and benchmarks. We monitor credit performance by portfolio, segment, customer or transaction. If our portfolios do not perform as we expect, we investigate to understand the reasons. Then we take action to mitigate it as far as possible and bring performance back on track.

We monitor and review our risk profile through a formal structure of governance and committees across our business segments. These agree and track any steps we need to take to manage our portfolios, to make sure the impact is prompt and effective. This structure is a vital feedback tool to co-ordinate issues, trends and developments across each part of the credit lifecycle.

A core part of our monitoring is credit concentrations, such as the proportion of our lending that goes to specific borrowers, groups or industries. We set concentration limits in line with our Risk Appetite and review them on a regular basis.

Arrears management

Sometimes our customers face financial difficulty and they may fall into payment arrears or breach conditions of their credit facility. If this happens, we work with them to get their account back on track. We aim to support our customers and keep our relationship with them. We do this by:

•	Finding affordable and sustainable ways of repaying to fit their circumstances

•	Monitoring their finances and using models to predict how we think they will cope financially. This helps us design and put in place the right strategy to manage their debt

•	Working with them to get their account back to normal as soon as possible in a way that works for them and us

•	Monitoring agreements we make to manage their debt so we know they are working.

Abbey National Treasury Services plc 2015 Annual Report	35

Risk review

Forbearance

When a customer gets into financial difficulties, we can change the terms of their loan, either temporarily or permanently. We do this to help customers through temporary periods of financial difficulty so they can get back on to sustainable terms and fully pay off the loan over its lifetime, with support if needed. This is known as forbearance. We always try to do this before the customer defaults. Whatever we offer, we assess it to make sure the customer can afford the repayments. Forbearance improves our customer relationships and our credit risk profile. It also means that we only use foreclosure or repossession as a last resort. We review our approach regularly to make sure it is still effective.

In a few cases, we can help a customer in this way more than once. This can happen if the plan to repay their debt doesn’t work and we have to draw up another one. When this happens more than once in a year, or more than three times in five years, we call it multiple forbearance.

Debt recovery

Sometimes, even when we have taken all reasonable and responsible steps we can to manage arrears, they prove ineffective. If this happens, we have to end our relationship with the customer and try to recover the whole debt, or as much of it as we can.

Risk measurement and control

We measure and control credit risk at all stages across the credit lifecycle. We have a range of tools, processes and approaches, but we rely mainly on:

•

Credit control: as a core part of risk management we generate, extract and store accurate, comprehensive and timely data to monitor credit limits. We do this using internal data and data from third parties like credit bureaux

•	Models: we use models widely to measure credit risk and capital needs. They range from statistical and expert models to benchmarks

•	Review: we use formal and informal forums across the business to approve, validate, review and challenge our risk management. We do this to help us predict if our credit risk will worsen.

We use two key metrics to measure and control credit risk: Expected Loss (EL) and Non-Performing Loans (NPLs).

Metric	Description
EL

EL tells us what credit risk is likely to cost us. It is the product of:

•         Probability of default (PD) – how likely customers are to default. We estimate this using customer ratings or the credit scores for the transaction

•         Exposure at default (EAD) – how much customers will owe us if they default. We calculate this by comparing how much of their agreed credit (such as an overdraft) customers have used when they default with how much they normally use. This allows us to estimate the final extent of use of credit in the event of default

•         Loss given default (LGD) – how much we lose when customers actually default. We work this out using the actual losses on loans that default. We take into account the income, costs and timing of the recovery process.

PD, EAD and LGD are calculated in accordance with CRD IV, and include direct and indirect costs. We base them on our own risk models and our assessment of each customer’s credit quality. For the rest of our Risk review, impairments, impairment losses and impairment loss allowances refer to calculations in accordance with IFRS, unless we specifically say they relate to CRD IV. For our IFRS accounting policy on impairment, see Note 1 to the Consolidated Financial Statements.

The way we calculate impairment under IFRS will change from 1 January 2018 when IFRS 9 takes effect. It uses an expected credit loss (ECL) model rather than an incurred loss model used by IAS 39. There are also differences between the ECL approach used by IFRS 9 and the EL approach used by CRD IV. For more, see ‘Future accounting developments’ in Note 1 to the Consolidated Financial Statements.

NPLs

We use NPLs - and related write-offs and recoveries—to monitor how our portfolios behave. We classify loans as NPLs where customers do not make a payment for three months or more, or if we have data to make us doubt they can keep up with their payments. The data we have on customers typically includes where:

•         They have had a winding-up notice issued, or something happens that is likely to trigger insolvency – for instance, another lender calls in a loan

•         Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract

•         They have regularly missed or delayed payments, even though they have not gone over the three-month limit for NPLs

•         Their loan is due to mature within six months, and it is unlikely to be refinanced or repaid in full

•         Their loan has an excessive LTV and it is unlikely that it will be resolved (such as by a change in planning policy, pay-downs from rental income, or increases in market values).

We also assess risks from other perspectives, including internal rating deterioration, geographical location, business area, product and process, to identify specific areas we need to focus on. We also use stress testing to establish vulnerabilities to economic deterioration.

Our business segments tailor their approach to credit risk to their own customers. We explain their approaches in the business segment sections later on.

36	Abbey National Treasury Services plc 2015 Annual Report

Risk review

CREDIT RISK REVIEW

Our maximum exposure to credit risk

The tables below show our maximum exposure to credit risk. The tables only show the financial assets that credit risk affects.

For balance sheet assets, the maximum exposure to credit risk is the carrying value after loan loss allowances. Off-balance sheet exposures are guarantees, formal standby facilities, credit lines and other commitments. For off-balance sheet guarantees, the maximum exposure is the maximum amount that we would have to pay if the guarantees were called on. For formal standby facilities, credit lines and other commitments that are irrevocable over the life of the facility, the maximum exposure is the total amount of the commitment.

	2015				2014
	Maximum exposure				Maximum exposure
	Balance sheet asset				Balance sheet asset
	Gross amounts £bn	Loan loss allowance £bn	Net amounts £bn	Off-balance sheet(1) £bn	Gross amounts £bn	Loan loss allowance £bn	Net amounts £bn	Off-balance sheet(1) £bn
Cash and balances at central banks	2.3	—	2.3	—	4.5	—	4.5	—
Trading assets	16.9	—	16.9	—	16.9	—	16.9	—
Financial assets designated at fair value	2.1	—	2.1	0.3	2.6	—	2.6	0.2
Available-for-sale debt securities	1.2	—	1.2	—	2.5	—	2.5	—
Derivative financial instruments	24.9	—	24.9	—	25.8	—	25.8	—
Loans and advances to banks	21.5	—	21.5	170.6	11.3	—	11.3	157.2
Loans and advances to customers	32.6	(0.1)	32.5	13.7	38.4	(0.1)	38.3	12.4
Loans and receivables securities	—	—	—	—	—	—	—	—

Total	101.5	(0.1)	101.4	184.6	102.0	(0.1)	101.9	169.8

(1)	Off balance sheet exposure includes the cross guarantee of the liabilities of Santander UK plc, as set out in Note 32 to the Consolidated Financial Statements.

Credit quality

In the table below we have used a single rating scale to ensure we are consistent across all our credit risk portfolios in how we report the risk of default. It has eight grades for non-defaulted exposures, from 9 (lowest risk) to 2 (highest risk). We define each grade by an upper and lower probability of default (PD) value and we scale the grades so that the default risk increases by a factor of 10 every time the grade number drops by 2 steps. For example, risk grade 9 has an average PD of 0.01%, and risk grade 7 has an average PD of 0.1%. We give defaulted exposures a grade 1 and a PD value of 100%. In the final column of the table we show the approximate equivalent credit rating grade used by Standard and Poor’s Ratings Services (S&P).

	PD range
ANTS risk grade	Mid %	Lower %	Upper %	S&P equivalent
9	0.010	0.000	0.021	AAA to AA-
8	0.032	0.021	0.066	A+ to A
7	0.100	0.066	0.208	A- to BBB+
6	0.316	0.208	0.658	BBB to BBB-
5	1.000	0.658	2.081	BB+ to BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B- to CCC
2	31.623	20.811	99.999	CC to C
1 Default	100.000	100.000	100.000	D

Abbey National Treasury Services plc 2015 Annual Report	37

Risk review

The tables below show the credit rating of our financial assets subject to credit risk. For more on the credit rating profiles of key portfolios, see the Commercial Banking, Global Corporate Banking and Corporate Centre sections.

2015	ANTS rating guide
	9 (AAA to AA-)	8 (A+ to A)	7 (A- to BBB+)	6 (BBB to BBB-)	5 (BB+ to BB-)	4 (B+ to B)	1 to 3 (B- to D)	Other	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	2.3	—	—	—	—	—	—	—	2.3
Trading assets:
- Loans and advances to banks	0.2	1.4	3.5	0.3	—	—	—	—	5.4
- Loans and advances to customers	0.6	3.9	1.3	0.1	—	—	—	0.1	6.0
- Debt securities	1.0	3.1	0.8	0.6	—	—	—	—	5.5

Total Trading assets	1.8	8.4	5.6	1.0	—	—	—	0.1	16.9

Financial assets designated at fair value:
- Loans and advances to customers	0.8	0.4	0.6	—	—	—	—	0.1	1.9
- Debt securities	—	0.2	—	—	—	—	—	—	0.2

Total Financial assets designated at fair value	0.8	0.6	0.6	—	—	—	—	0.1	2.1

Available-for-sale debt securities	1.2	—	—	—	—	—	—	—	1.2

Derivative financial instruments	0.5	9.3	12.9	1.5	0.6	—	—	0.1	24.9

Loans and advances to banks	1.3	20.1	—	0.1	—	—	—	—	21.5

Loans and advances to customers(1):
- Corporate loans	3.2	2.6	2.5	3.5	2.4	0.2	0.1	0.1	14.6
- Amounts due from Santander UK group undertakings	—	—	17.5	—	—	—	—	—	17.5
- Amounts due from Banco Santander group undertakings	—	—	—	—	—	—	—	0.5	0.5

Total Loans and advances to customers	3.2	2.6	20.0	3.5	2.4	0.2	0.1	0.6	32.6

Loans and receivables securities(1)	—	—	—	—	—	—	—	—	—

	11.1	41.0	39.1	6.1	3.0	0.2	0.1	0.9	101.5

Loan loss allowance									(0.1)

Total									101.4

Of which:
Neither past due nor impaired:
- Cash and balances at central banks	2.3	—	—	—	—	—	—	—	2.3
- Trading assets	1.8	8.4	5.6	1.0	—	—	—	0.1	16.9
- Financial assets designated at fair value	0.8	0.6	0.6	—	—	—	—	0.1	2.1
- Available-for-sale debt securities	1.2	—	—	—	—	—	—	—	1.2
- Derivative financial instruments	0.5	9.3	12.9	1.5	0.6	—	—	0.1	24.9
- Loans and advances to banks	1.3	20.1	—	0.1	—	—	—	—	21.5
- Loans and advances to customers	3.2	2.6	20.0	3.5	2.4	0.2	—	0.6	32.5
- Loans and receivables securities	—	—	—	—	—	—	—	—	—

Total neither past due nor impaired	11.1	41.0	39.1	6.1	3.0	0.2	—	0.9	101.4

Past due but not impaired	—	—	—	—	—	—	—	—	—

Impaired(2)	—	—	—	—	—	—	0.1	—	0.1

	11.1	41.0	39.1	6.1	3.0	0.2	0.1	0.9	101.5

Loan loss allowance									(0.1)

Total									101.4

(1)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(2)	Impaired loans are loans we have assessed for observed impairment loss allowances.

38	Abbey National Treasury Services plc 2015 Annual Report

Risk review

2014	ANTS rating guide
	9 (AAA to AA-)	8 (A+ to A)	7 (A- to BBB+)	6 (BBB to BBB-)	5 (BB+ to BB-)	4 (B+ to B)	1 to 3 (B- to D)	Other	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	4.5	—	—	—	—	—	—	—	4.5

Trading assets:
- Loans and advances to banks	0.1	1.2	4.6	—	—	—	—	—	5.9
- Loans and advances to customers	—	2.1	0.7	0.2	—	—	—	—	3.0
- Debt securities	2.3	4.0	1.1	0.6	—	—	—	—	8.0

Total Trading assets	2.4	7.3	6.4	0.8	—	—	—	—	16.9

Financial assets designated at fair value:
- Loans and advances to customers	0.4	0.8	0.9	0.1	—	—	0.1	—	2.3
- Debt securities	—	0.2	0.1	—	—	—	—	—	0.3

Total Financial assets designated at fair value	0.4	1.0	1.0	0.1	—	—	0.1	—	2.6

Available-for-sale debt securities	2.5	—	—	—	—	—	—	—	2.5

Derivative financial instruments	0.4	10.0	13.4	1.4	0.3	—	—	0.3	25.8

Loans and advances to banks	—	10.4	0.8	0.1	—	—	—	—	11.3

Loans and advances to customers(1):
- Corporate loans	2.2	3.5	2.2	3.4	1.9	0.1	0.1	—	13.4
- Amounts due from Santander UK group undertakings	—	—	24.9	—	—	—	—	—	24.9
- Amounts due from Banco Santander group undertakings	—	—	—	—	0.1	—	—	—	0.1

Total Loans and advances to customers	2.2	3.5	27.1	3.4	2.0	0.1	0.1	—	38.4

Loans and receivables securities(1)	—	—	—	—	—	—	—	—	—

	12.4	32.2	48.7	5.8	2.3	0.1	0.2	0.3	102.0

Loan loss allowance									(0.1)

Total									101.9

Of which:
Neither past due nor impaired:
- Cash and balances at central banks	4.5	—	—	—	—	—	—	—	4.5
- Trading assets	2.4	7.3	6.4	0.8	—	—	—	—	16.9
- Financial assets designated at fair value	0.4	1.0	1.0	0.1	—	—	0.1	—	2.6
- Available-for-sale debt securities	2.5	—	—	—	—	—	—	—	2.5
- Derivative financial instruments	0.4	10.0	13.4	1.4	0.3	—	—	0.3	25.8
- Loans and advances to banks	—	10.4	0.8	0.1	—	—	—	—	11.3
- Loans and advances to customers	2.2	3.5	27.1	3.4	2.0	0.1	—	—	38.3
- Loans and receivables securities	—	—	—	—	—	—	—	—	—

Total neither past due nor impaired	12.4	32.2	48.7	5.8	2.3	0.1	0.1	0.3	101.9

Past due but not impaired	—	—	—	—	—	—	—	—	—

Impaired(2)	—	—	—	—	—	—	0.1	—	0.1

	12.4	32.2	48.7	5.8	2.3	0.1	0.2	0.3	102.0

Loan loss allowance									(0.1)

Total									101.9

(1)	Balances include interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(2)	Impaired loans are loans we have assessed for observed impairment loss allowances.

Age of loans and advances that are past due but not impaired

At 31 December 2015, loans and advances of £8m (2014: £23m) were past due but not impaired. Of these balances, £8m (2014: £nil) were 3-6 months overdue and £nil (2014: £23m) were more than six months overdue.

Abbey National Treasury Services plc 2015 Annual Report	39

Risk review

Concentrations of credit risk exposures

Managing concentrations of risk is a key part of risk management. We track how concentrated our credit risk portfolios are using various criteria, including geographical areas and countries, economic sectors, products and groups of customers. Although our operations are based mainly in the UK, we have built up exposures to entities around the world. As a result, we are exposed to concentrations of risk related to geographical area and industries. We analyse these below:

Geographical concentrations

As part of our approach to credit risk management and Risk Appetite, we set exposure limits to countries and geographical areas. We set our limits with reference to the country limits set by Banco Santander SA. These are determined according to how the country is classified (whether it is a developed OECD country or not), its credit rating, its gross domestic product, and the types of products and services the Banco Santander group wants to offer in that country. For more geographical information, see ‘Country risk exposure’.

Industry concentrations

As part of our approach to credit risk management and Risk Appetite, we set concentration limits by industry sector. These limits are set based on the industry outlook, our strategic aims and desired level of concentration, but also take into account any relevant limit set by Banco Santander SA. For more industry information, see ‘Country risk exposure’.

Forbearance summary

Commercial Banking is the only business division that has undertaken forbearance activities. For more on forbearance in Commercial Banking, see the ‘Commercial Banking – Credit risk management’ section of the Risk review.

NON-PERFORMING LOANS AND ADVANCES(1)

An analysis of our NPLs is shown below. The information is presented for Commercial Banking only as there are no NPLs in other business divisions.

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Loans and advances to customers of which:	3,330	3,534	3,327	6,356	6,370

NPLs	79	131	94	264	361

Total impairment loan loss allowances	39	52	63	112	130

	%	%	%	%	%
NPLs ratio(2)	2.37	3.70	2.82	4.16	5.67
Coverage ratio(3)	49	40	67	42	36

(1)	Loans and advances are classified as NPL in line with the definitions in the ‘Credit risk management’ section.
(2)	NPLs as a percentage of loans and advances to customers.
(3)	Impairment loan loss allowances as a percentage of NPLs.

40	Abbey National Treasury Services plc 2015 Annual Report

Risk review

CREDIT RISK – COMMERCIAL BANKING

OVERVIEW

We offer loans, bank accounts and treasury services.

Credit risk management

In this section, we explain how we manage credit risk, including how we mitigate it.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance and higher risk loans. Our main portfolios are:

Mid-Corporate and SME - banking, lending and treasury services principally to enterprises with an annual turnover up to £500m.

Commercial Real Estate - commercial mortgages and treasury services for retail, office, and industrial projects for all phases of development, from land acquisition through construction.

Social Housing - lending and treasury services for UK Housing Associations who own portfolios of residential real estate that is rented out.

COMMERCIAL BANKING - CREDIT RISK MANAGEMENT

We classify our customers as non-standardised. Their transactions are for larger amounts of money, and have more diverse credit characteristics.

In the rest of this section, we explain how we manage credit risk on non-standardised customers.

Risk strategy and planning

For details of how we set risk strategy and plans for Commercial Banking, see the ‘ANTS group level—credit risk management’ section.

Assessment and origination

Managing credit risk begins with lending responsibly. That means only lending to customers who:

•	Can afford to pay us back, even if things get tighter for them

•	Are committed to paying us back.

We do this mainly by assigning each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in the ‘ANTS group level—credit risk review’ section). To do this, we look at the customer’s financial history and broader trends in the economy – backed up by the expert judgement of a risk analyst. We review our internal ratings at least every year.

We also assess the underlying risk of the transaction, taking into account any mitigating factors (see the table below) – and how it fits with our risk policies, limits and Risk Appetite, as set by the Santander UK Board. We consider transactions in line with credit limits approved by the relevant credit authority. The Santander UK Executive Risk Committee is responsible for setting those limits, as well as reviewing and approving the highest value transactions.

Abbey National Treasury Services plc 2015 Annual Report	41

Risk review

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios is:

Portfolio	Description
Mid-Corporate and SME

Includes both secured and unsecured lending. We can use covenants (financial or non-financial) to support a customer’s credit rating. For example, we can set limits on how much they can spend or borrow, or how they operate as a business. We take mortgage debentures as collateral. These are charges over a company’s assets. We also take guarantees, but we do not treat them as collateral, and we do not put a cash value on them unless they are secured against something tangible.

We base our lending decision on the customer’s trading cash flow. If they default, we generally do not take control of their assets except as a last resort. In this case, we might appoint an administrator.

We also lend against assets (like vehicles and equipment) and invoices for some of our customers. For assets, we value them before we lend. For invoices, we review the customer’s ledgers regularly and lend against debtors that meet agreed criteria. If the customer defaults, we repossess and sell their assets or call in their invoices.

Commercial Real Estate

We take a first legal charge on commercial property as collateral. The loan is subject to strict criteria, including the:

•    Condition, age and location of the property

•    Quality of the tenant

•    Terms and length of the lease

•    Experience and creditworthiness of the sponsors.

Before we agree the loan, we visit the property and get an independent professional valuation. This valuation assesses the property, the tenant and future demand (such as comparing the market rent to the current rent). Loan agreements typically allow us to get revaluations every 24 months after that, or more frequently if it is likely that the covenants may be breached. We also view the property each year.

Social Housing

We take a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral. We re-value this every three to five years (in line with industry practice), using the standard methods for property used for social housing. The value would be considerably higher if we based it on normal residential use. The value of the collateral is in all cases in excess of the loan balance. On average, the loan balance is 25% to 50% of the implied market value, using our LGD methodology. We have not had a default, loss or repossession on Social Housing.

Older Social Housing loans that do not fit our current business strategy are managed and reported in Corporate Centre.

Monitoring

We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We give the Santander UK Executive Risk Committee a detailed analysis of our credit exposures and risk trends every month. We also report our larger exposures and risks to the Santander UK Board Risk Committee every month.

Our Watchlist

For non-standardised customers, we also use a Watchlist to help us identify potential problem debt early. Just because a customer is on our Watchlist does not always mean they have defaulted. It just means that something has happened that may make them more likely to default in the future. There are several reasons we might put customers on this list. For example, if they suffer a downturn in trade, breach a covenant, lose a major contract, slip into early arrears, or their key management resign. Whatever the trigger, we review the case to assess the potential financial impact.

We classify Watchlist cases as:

•	Enhanced monitoring: for less urgent cases. If they are significant, we start to monitor them more often

•	Proactive management: for more urgent or serious cases. We may ask for more collateral, agree a lower credit limit, or seek repayment of the loan.

We assess cases on the Watchlist for impairment collectively, unless they are in the hands of our Restructuring & Recoveries team at which point we assess them individually. If a case becomes NPL, we take it off the Watchlist and assess it for impairment individually.

When a customer is put on the Watchlist, we usually revalue any collateral as part of working out what to do next. We also assess whether we need to set up an impairment loss allowance. This is based on the value of the collateral compared to the loan balance. We also take into account any forbearance we offer (which we describe later on). This includes whether any extra security or guarantees are available, the likelihood of more equity and the potential to enhance value through asset management. We rarely take control of the collateral, except as a last resort.

42	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Arrears management

We identify problem debt by close monitoring, supported by our Watchlist process. When there is a problem, our relationship managers are the first to act, supported by the relevant credit risk expert. If a case becomes more urgent or needs specialist attention, and if it becomes NPL, we transfer it to our Restructuring & Recoveries team.

We try to act before a customer actually defaults (to prevent it, if possible). The strategy we use depends on the type of customer, their circumstances and the level of risk. If all else fails or in extreme cases, we may decide to take legal action. We use rehabilitation tools to try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us. We do not want to lose good customers, and when we help them through difficult times they are more likely to stay with us when things improve.

We try to identify warning signs early by close monitoring of customers’ financial and trading data, checking to make sure they are not breaching any covenants, and by having regular dialogue with them. Once a month, we hold Watchlist meetings to agree a strategy for each portfolio. Our Restructuring & Recoveries team attend these meetings, and we may hand over cases to them that have become urgent or serious.

Forbearance

If a customer is having financial difficulty, we always try to come to an arrangement with them before they actually default. Their problems might be clear from the results of covenant testing, reviews of trading and other data they give us under the terms of their loan or as part of our ongoing conversations with them.

We may offer the following types of forbearance. We only do this if our assessments indicate the customer can meet the revised payments:

Action	Description
Term extension

We can extend the term of the loan, making each payment smaller. At a minimum, we expect the customer to be able to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term.

We may offer this option if the customer is up-to-date with their payments, but showing signs of financial difficulties. We may also offer this option where the loan is about to mature and near-term refinancing is not possible on market terms.

Interest-only

We can agree to let a customer pay only the interest on the loan for a short time—usually less than a year. We only agree to this if we believe their financial problems are temporary and they are going to recover.

After the interest-only period, we expect the customer to go back to making full payments of interest and capital once they are in a stronger financial position. We regularly look at the customer’s financial situation to see when they can afford to do that.

Other payment rescheduling (including capitalisation)

If a customer is having cashflow issues, we may agree to lower or stop their payments until they have had time to recover. We may:

•    Reschedule payments to better match the customers’ cash flow—for example if the business is seasonal

•    Provide a temporary increase in facilities to cover peak demand ahead of the customer’s trading improving.

We might do this by adding their arrears to their loan balance (we call this arrears capitalisation) or drawing from an overdraft.

We may also offer other types of forbearance, including providing new facilities, interest rate concessions, seasonal profiling and interest roll-up.

In rare cases, we agree to forgive or reduce part of the debt. For larger companies this could include debt-for-equity swaps, where we agree to exchange some of the debt for equity in the borrower. We only do this when their balance sheet is materially over-leveraged but we think the business can be turned around. We only tend to do this if the borrower raises new cash equity, puts in place a turnaround plan, and we believe that management can deliver their strategy.

The book value of the converted debt is written off and, to begin with, the value of the equity is held at zero. We reassess it regularly in line with the borrower’s performance.

When we agree to any of these solutions with a customer, we report the account as forborne. We also review our loan loss allowances for them. Many of these accounts stay in our performing portfolio but we report them separately from other performing accounts as forborne. We classify a loan as forborne until it is fully repaid.

If an account is performing when we agree forbearance, we usually classify it as sub-standard. Once we see clear evidence that the customer is consistently meeting their new terms and the risk profile has improved, we may reclassify the loan as fully performing. If an account is in NPL when we agree forbearance, we keep it in the NPL category. Once we see that the customer is consistently meeting the new terms (usually for at least three months), we reclassify the loan as performing.

We assess our loan loss allowances regularly and have them independently reviewed. We look at a number of factors, including the:

•	Cash flow available to service debt

•	Value of collateral, based on third-party professional valuations.

Abbey National Treasury Services plc 2015 Annual Report	43

Risk review

Other forms of debt management

We can also manage debt in other ways, depending on the facts of the specific case:

Action	Description
Waiving or changing covenants

If a borrower breaks a covenant, we can either waive it or change it, taking their latest and future financial position into account. We may also add a condition that they must use all their surplus cash (after operating costs) to pay down their debt to us.

Asking for more collateral or guarantees

If a borrower has unencumbered assets, we may accept them as new or extra collateral in return for better terms. We may also take a guarantee from other companies in the same group and/or major shareholders. We only do this where we believe the guarantor will be able to meet their commitment.

Asking for more equity

Where a borrower can no longer pay the interest on their debt, we may accept fresh equity capital from new or existing investors to change the capital structure in return for better terms on the existing debt

Debt recovery

Consensual arrangements

Where we cannot find a solution like any of the ones we describe above, we may look for an exit. We do this by agreeing with the borrower to sell some of their assets on a voluntary basis before they become insolvent. We may also agree to give them time to refinance their debt with another lender.

Enforcement and recovery

Where we cannot find a way forward or reach a consensual arrangement, we may try to recover what we are owed through:

•	The insolvency process

•	Selling off any collateral

•	Selling the debt on the secondary market.

If there is a shortfall, we raise a loan loss allowance and write it off once the sale has gone through.

44	Abbey National Treasury Services plc 2015 Annual Report

Risk review

COMMERCIAL BANKING - CREDIT RISK REVIEW

In Commercial Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. As a result, committed exposures are typically higher than asset balances.

Commercial Banking – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see the ‘Credit quality’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

2015	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
9	13	—	970	983
8	114	—	892	1,006
7	314	653	257	1,224
6	791	2,296	50	3,137
5	567	1,271	—	1,838
4	121	150	—	271
1 to 3	7	92	—	99
Other(1)	4	2	—	6

	1,931	4,464	2,169	8,564

2014
9	22	—	378	400
8	140	247	611	998
7	268	532	234	1,034
6	869	2,101	60	3,030
5	329	1,297	—	1,626
4	88	105	—	193
1 to 3	14	95	—	109
Other(1)	3	1	—	4

	1,733	4,378	1,283	7,394

(1)	Consists of smaller exposures mainly in the commercial mortgages portfolio. We use scorecards for them, instead of a rating model.

Geographical distribution

We classify geographical location according to country of risk—in other words, the country where each counterparty has its main business activity or assets. If our clients have operations in many countries, we use their country of incorporation.

2015	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
UK	1,857	4,464	2,169	8,490
Peripheral eurozone	25	—	—	25
Rest of Europe	47	—	—	47
US	—	—	—	—
Rest of world	2	—	—	2

	1,931	4,464	2,169	8,564

2014
UK	1,660	4,378	1,283	7,321
Peripheral eurozone	17	—	—	17
Rest of Europe	40	—	—	40
US	—	—	—	—
Rest of world	16	—	—	16

	1,733	4,378	1,283	7,394

Abbey National Treasury Services plc 2015 Annual Report	45

Risk review

2015 compared to 2014 (unaudited)

Our lending to customers has grown consistently since 2008, and we continue to operate within our prudent Risk Appetite. At 31 December 2015 99% (2014:99%) of our portfolio was with UK counterparties.

In 2015, our committed exposures increased by £1.2bn or 16% to £8.6bn. Our Mid Corporate and SME exposures grew by 11% to £1.9bn in 2015, maintaining a positive momentum despite an increasingly competitive market that was contracting for much of the year.

Our Commercial Real Estate portfolio increased by 2% to £4.5bn with new business levels more than offsetting repayments.

Our Social Housing portfolio increased by 69% to £2.2bn, driven by refinancing of longer-dated loans previously managed in Corporate Centre onto shorter maturities and on current market terms.

Commercial Banking – credit risk mitigation

At 31 December 2015, the collateral we held against impaired loans was100% (2014: 100%) of the carrying amount of the impaired loan balances.

Commercial Banking – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 31 December 2015 and 2014:

2015	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	1,931	4,464	2,169	8,564
- Performing (Non-Watchlist)	1,670	4,248	2,162	8,080
- Watchlist: Enhanced Monitoring	188	66	7	261
- Watchlist: Proactive Management	66	77	—	143
Non-performing exposure(2)	7	73	—	80

Total impaired exposure of which:	7	73	—	80
- Performing	—	—	—	—
- Non-performing(2)	7	73	—	80

Total Observed impairment loss allowances of which:	6	24	—	30
- Performing	—	—	—	—
- Non-performing(2)	6	24	—	30

IBNO(3)				9
Total impairment loss allowance				39

2014
Total Committed Exposure of which:(1)	1,733	4,378	1,283	7,394
- Performing (Non-Watchlist)	1,555	3,998	1,253	6,806
- Watchlist: Enhanced Monitoring	70	252	30	352
- Watchlist: Proactive Management	102	—	—	102
Non-performing exposure(2)	6	128	—	134

Total impaired exposure of which:	6	128	—	134
- Performing	—	—	—	—
- Non-performing(2)	6	128	—	134

Total Observed impairment loss allowances of which:	6	35	—	41
- Performing	—	—	—	—
- Non-performing(2)	6	35	—	41

IBNO(3)				11
Total impairment loss allowance				52

(1)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Risk monitoring’ section.
(2)	Non-performing exposure includes committed facilities and derivative exposures. So it can be bigger than the NPLs in the table on page 47 which only include drawn balances.
(3)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.

46	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Non-performing loans and advances(1)(2)

We analyse Commercial Banking NPLs below:

	2015 £m	2014 £m
Loans and advances to customers of which: (2)	3,330	3,534

NPLs(3)	79	131

Impairment loan loss allowances	39	52

	%	%
NPLs ratio(4)	2.37	3.70
Coverage ratio(5)	49	40

(1)	We define NPLs in the ‘Credit risk management’ section.
(2)	Include Social Housing loans and finance leases.
(3)

All NPLs are in the UK and continue accruing interest. The balances include interest we have charged to the customer’s account. They do not include accrued interest we have not charged to the account yet.

(4)	NPLs as a percentage of loans and advances.
(5)	Impairment loan loss allowances as a percentage of NPLs.

We analyse NPL movements in 2015 below. ‘Entries’ are loans which we have classified as NPLs in the year. ‘Exits (including repayments)’ are the part of loans that has been repaid (in full or in part), plus loans that returned to performing status. ‘Write-offs’ are the unrecovered part of loans where we have exhausted recovery options, including realising any collateral. Forbearance does not change the NPL status.

2015 £m
At 1 January 2015	131
Transfers in – Entries	—
Transfers Out:
- Exits (including repayments)	(43)
- Write-offs	(9)

At 31 December 2015	79

2015 compared to 2014 (unaudited)

In our Mid Corporate and SME portfolio, exposures subject to enhanced monitoring increased by £118m. This increase was spread across a number of borrowers and sectors and was partially offset by a decrease of £36m in exposures subject to proactive management.

In our Commercial Real Estate portfolio, exposures subject to enhanced monitoring decreased by £186m, mainly driven by successful refinancing and repayments. Exposures subject to proactive management increased by £77m, driven by a single legacy case against which we are adequately secured.

At 31 December 2015, only £7m (0.3%) of our Social Housing portfolio exposures were subject to enhanced monitoring (2014: £30m and 2.3%).

NPLs reduced to £79m at 31 December 2015 (2014: £131m) with lower levels of new entries due to the improved trading performance of borrowers.

The NPL ratio decreased to 2.37% at 31 December 2015 (2014: 3.70%), with credit quality remaining strong. The improvement in the NPL ratio was driven by the NPL reductions above.

Abbey National Treasury Services plc 2015 Annual Report	47

Risk review

COMMERCIAL BANKING – FORBEARANCE

We only make forbearance arrangements for lending to customers. We have not needed to make any forbearance arrangements with our Social Housing counterparties.

Forbearance started in the year (1)

The exposures that entered forbearance in 2015 and 2014 were:

	2015			2014
	Mid Corporate and SME	Commercial Real Estate	Total	Mid Corporate and SME	Commercial Real Estate	Total
	£m	£m	£m	£m	£m	£m
Term extension	—	—	—	—	51	51
Interest—only	—	—	—	—	—	—
Other payment rescheduling	—	—	—	32	21	53

	—	—	—	32	72	104

(1)	The figures reflect the forbearance activity in the year, regardless of whether there was any forbearance on the accounts before.

Forbearance total position

At 31 December 2015, 69% of the forbearance related to the Commercial Real Estate portfolio (2014: 82%).

a) Performance when they entered forbearance

The exposures at 31 December 2015 and 2014, analysed by their payment status when they entered forbearance and the forbearance we applied, were:

2015(1)	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment allowance £m
Forbearance of NPL	—	—	16	16	6
Forbearance of Non-NPL	52	—	30	82	8

	52	—	46	98	14

2014(1)
Forbearance of NPL	37	—	—	37	4
Forbearance of Non-NPL	73	36	32	141	8

	110	36	32	178	12

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts that were open at the year-end.

b) Performance at the year-end

The exposures at 31 December 2015 and 2014 analysed by their payment status at the year-end and the forbearance we applied were:

2015(1)	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment allowance £m
Non-performing	22	—	16	38	14
Performing	30	—	30	60	—

	52	—	46	98	14

Proportion of portfolio	0.6%	—	0.5%	1.1%	0.2%

2014(1)
Non-performing	73	—	—	73	12
Performing	37	36	32	105	—

Total	110	36	32	178	12

Proportion of portfolio	1.5%	0.5%	0.4%	2.4%	0.2%

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts that were open at the year-end.

2015 compared to 2014 (unaudited)

No exposures entered forbearance in 2015.

The cumulative forbearance stock decreased at 31 December 2015, as cases from older vintages in our Commercial Real Estate portfolio continue to work their way through the forbearance process (see the ‘Higher risk loans and other segments of particular interest’ section). In our Mid Corporate and SME portfolio, the cases are newer and it will therefore take longer for them to exit. The accounts in forbearance as a percentage of the portfolio continued to decrease to 1.1% at 31 December 2015 (2014: 2.4%).

At 31 December 2015, 84% (2014: 79%) of total forborne exposure entered forbearance before default. At 31 December 2015, 61% (2014: 59%) of total forborne exposure was keeping to the forbearance terms showing that much of the action had been effective. The remaining cases moved to NPL despite the forbearance.

Debt-for-equity swaps (unaudited)

We had no equity securities that arose from debt-for-equity swaps at 31 December 2015 or 31 December 2014.

48	Abbey National Treasury Services plc 2015 Annual Report

Risk review

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

The Commercial Real Estate market has experienced a challenging environment in the years following the financial crisis and has seen regular cyclical downturns. In particular, Commercial Real Estate loans originated before 2009 are a segment of relatively higher risk.

Higher risk loans - credit performance

We analyse Commercial Real Estate non-performing exposures and weighted average LTVs at 31 December 2015 and 2014 between loans originated before 2009 and afterwards below:

	2015			2014
	Original vintage			Original vintage
	Pre-2009	2009 onwards	Total	Pre-2009	2009 onwards	Total
Total committed exposure	£318m	£4,146m	£4,464m	£586m	£3,792m	£4,378m
Non-performing exposure ratio	23.0%	—	1.6%	22.3%	—	3.0%
Weighted average LTV	63%	52%	53%	65%	53%	55%

2015 compared to 2014 (unaudited)

At 31 December 2015 and 2014, all of the non-performing exposures were pre-2009 loans. The pre-2009 loans were written on market terms at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. After the significant downturn in the Commercial Real Estate market in 2008 and 2009, some of these customers suffered financial stress. This meant they were unable to meet the contractual payment terms, comply with covenants, or achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher non-performing rates.

In light of the market deterioration, we significantly tightened our lending criteria from 2009 onwards. We reduced the maximum acceptable LTV and avoided loans with significant letting or development risks. As a result, the sub-portfolio of loans originating from 2009 onwards continues to perform significantly better than the pre-2009 sub-portfolio. At 31 December 2015, the pre-2009 sub-portfolio was 7% (2014: 13%) of the total Commercial Real Estate portfolio.

Higher risk loans - sector analysis

Sector	2015%	2014%
Office	28	22
Retail	26	31
Industrial	15	15
Residential	6	6
Mixed use	14	12
Student accommodation	2	3
Hotels & Leisure	5	5
Other	4	6

	100	100

The Commercial Real Estate portfolio was well diversified by sector at 31 December 2015 and 2014.

Abbey National Treasury Services plc 2015 Annual Report	49

Risk review

Higher risk loans - LTV analysis

The table below shows the LTVs of loans at 31 December 2015 and 2014.

	2015		2014
	Stock %	New business %	Stock %	New business %
Up to 50%	40	40	33	28
50% to 60%	40	41	37	53
60% to 70%	17	19	23	19
70% to 80%	1	—	4	—
80% to 90%	2	—	1	—
90% to 100%	—	—	1	—
>100% i.e. negative equity	—	—	1	—

	100	100	100	100

2015 compared to 2014 (unaudited)

At 31 December 2015, the LTV profile of the portfolio remained conservative with 80% (2014: 70%) of the portfolio at or below 60% LTV. This reflects the vintage of the portfolio as 93% (2014: 87%) was originated in 2009 or later. Most higher LTV deals are older deals still in the portfolio.

In 2015, no new business was written above 70% LTV, and 81% was written at or below 60% LTV.

At 31 December 2015, the average LTV, weighted by exposure, was 53% (2014: 55%). The weighted average LTV of new deals in 2015 was 50% (2014: 53%).

Higher risk loans - refinancing risk

As part of our annual review process, for Commercial Real Estate loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. We also look at other aspects (such as covenant compliance) which could mean we have to put the case on the Watchlist. In addition, if we do not receive an acceptable refinancing proposal six months before the loan matures, we put it on the Watchlist.

At 31 December 2015, Commercial Real Estate loans of £731m (2014: £758m) were due to mature within 12 months. Of these, £103m, i.e. 14% (2014: £68m, i.e. 9%) had an LTV ratio higher than is acceptable under our current credit policy. At 31 December 2015 and 2014 all of this had been put on the Watchlist or recorded as NPL and had an impairment loss allowance of £13m (2014: £19m).

50	Abbey National Treasury Services plc 2015 Annual Report

Risk review

CREDIT RISK – GLOBAL CORPORATE BANKING

Overview

We are exposed to credit risk through lending and selling treasury products to large corporates, and through treasury markets activities.

Credit risk management

In this section, we explain how we manage credit risk, including how we mitigate it.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance. Our main portfolios are:

Sovereign and Supranational - securities issued by local and central governments, and government-guaranteed counterparties. We hold them for liquidity needs and short-term trading.

Large Corporate - loans and treasury products for large corporates to support their working capital and liquidity needs.

Financial Institutions - mainly derivatives, repurchase and reverse repurchase transactions (known as repos and reverse repos), and stock borrowing/lending.

GLOBAL CORPORATE BANKING - CREDIT RISK MANAGEMENT

We classify our customers as non-standardised. Their transactions are for larger amounts of money, and have more diverse credit characteristics. We are exposed to credit risk through lending, selling treasury products, and treasury markets activities.

We set out how we manage credit risk on lending to non-standardised customers in the section ‘Credit risk - Commercial Banking’. We take the same approach in Global Corporate Banking.

In the rest of this section, we set out how we manage credit risk on treasury products and treasury markets activities where it differs from our approach for lending.

Risk strategy and planning

We take credit risk on treasury products up to limits for each client. We control, manage and report risks on a counterparty basis, regardless of which part of our business takes the risk—Global Corporate Banking or Corporate Centre.

Assessment and origination

A specialist analyst usually reviews a transaction at the start and over its life. They base their review on the financial strength of the client, its position in its industry, and its management strengths.

Monitoring

We monitor the credit quality of our portfolios of treasury products daily. We use both internal and third-party data to detect any potential credit deterioration.

Forbearance

We have not entered into forbearance on our treasury markets activities.

Risk measurement and control

We measure the credit risk on treasury products by adding their potential future exposure to market movements over their lives to their fair value. Then we add it to any other exposure and measure the total against our credit limits for each client.

Abbey National Treasury Services plc 2015 Annual Report	51

Risk review

Credit risk mitigation

The types of credit risk mitigation, including collateral, across each of our portfolios are:

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.

Large Corporate

Most of these loans and products are unsecured, but we attach covenants to our credit agreements. We monitor whether borrowers keep in line with them so we detect any financial distress early. Includes a small structured finance portfolio, where we hold legal charges over the assets we finance.

Financial Institutions

We use standard legal agreements to reduce credit risk on derivatives, repos and reverse repos, and stock borrowing/ lending. We also hold collateral and trade through central counterparties (CCPs) to reduce risk.

Netting - We use netting agreements where they have legal force—mainly in the UK, the rest of Europe and the US. These mean that if a counterparty defaults, we can legally offset what we owe them and what they owe us, and settle the net amount. However, netting agreements often do not mean we can offset assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

In line with market practice, we use standard legal agreements:

•       Derivatives: ISDA Master Agreements

•       Repos and reverse repos: Global Master Repurchase Agreements

•       Stock borrowing/lending and other securities financing: Global Master Securities Lending Agreements.

Collateral – We use the Credit Support Annex with the ISDA Master Agreement. This gives us collateral for our net exposures. The collateral can be cash, securities or equities:

•         For stock borrowing/lending, and repos and reverse repos, it includes high-quality liquid debt securities and highly liquid equities listed on major developed markets

•         For derivatives, it is cash or high quality liquid debt securities.

We revalue our exposures and collateral every day and adjust the collateral to reflect any deficits or surpluses.

We have processes for controlling how we value and manage collateral. This includes documentation reviews and reporting. Collateral has to meet our ‘collateral parameters’ policy. This controls the quality and how much of any one kind of collateral we can hold. That gives us confidence we will be able to cash in the collateral when a client defaults. We have these controls for both equities and debt securities. The collateral we hold for reverse repos (including securities financing) is worth at least 100% of our exposure.

CCPs –These are intermediaries between a buyer and a seller - generally a clearing house. We use CCPs as a way to reduce counterparty credit risk in derivatives.

52	Abbey National Treasury Services plc 2015 Annual Report

Risk review

GLOBAL CORPORATE BANKING - CREDIT RISK REVIEW

In Global Corporate Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. That means committed exposures are typically higher than asset balances. But in the committed exposures tables below, we show Sovereigns and Supranationals net of short positions. They also include Sovereign and Supranational exposures that form part of our liquidity management strategy, managed by Short Term Markets on behalf of Corporate Centre.

Large Corporate reverse repurchase agreement exposures are shown net of repurchase agreement liabilities and include OTC derivatives. As a result, the committed exposures can be smaller than the asset balances on the balance sheet.

The derivative and other treasury product exposures (which are classified as ‘Financial Institutions’) shown are also typically lower than the asset balances. This is because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The asset balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Global Corporate Banking – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see the ‘Credit quality’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

2015	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
9	889	3	263	1,155
8	2,766	1,614	3,596	7,976
7	789	5,042	2,786	8,617
6	—	6,941	314	7,255
5	—	2,908	6	2,914
4	—	36	—	36
1 to 3	—	4	—	4
Other	—	—	—	—

	4,444	16,548	6,965	27,957

2014
9	1,734	21	121	1,876
8	3,905	1,449	3,209	8,563
7	928	3,468	2,587	6,983
6	—	6,172	206	6,378
5	—	2,293	79	2,372
4	—	4	—	4
1 to 3	—	48	97	145
Other	—	—	—	—

	6,567	13,455	6,299	26,321

Geographical distribution

We classify geographical location according to country of risk - in other words, the country where each counterparty has its main business activity or assets, unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

2015	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
UK	—	14,621	3,524	18,145
Peripheral eurozone	789	395	625	1,809
Rest of Europe	872	1,287	1,104	3,263
US	—	103	1,101	1,204
Rest of world	2,783	142	611	3,536

	4,444	16,548	6,965	27,957

2014
UK	—	12,011	3,146	15,157
Peripheral eurozone	928	281	657	1,866
Rest of Europe	1,622	1,061	916	3,599
US	—	30	1,331	1,361
Rest of world	4,017	72	249	4,338

	6,567	13,455	6,299	26,321

2015 compared to 2014 (unaudited)

In 2015, our committed exposures increased by £1.6bn or 6% to £28.0bn mainly due to increases in our Large Corporate and Financial Institutions portfolios, partially offset by decreases in our Sovereign and Supranational portfolio.

Sovereign and Supranational exposures decreased by 32% in 2015. This reflected reduced holdings in Japanese, Swiss, Danish and UK Government securities as part of normal liquid asset portfolio management and short-term markets trading activity. The portfolio profile stayed mainly short-term (up to one year), reflecting the purpose of the holdings.

Abbey National Treasury Services plc 2015 Annual Report	53

Risk review

Large Corporate exposures increased by 23% in 2015 with continued focus on high-rated multinational companies. Growth was mainly in the UK, with some diversification in other countries with counterparties with good credit quality. The portfolio profile stayed mainly short to medium-term (up to five years), reflecting the type of finance we provided to support our clients’ needs. The weighted average credit quality remained broadly consistent in the year.

Financial Institutions exposures increased by 11% in 2015, mainly driven by higher fair values of exposures cleared through CCPs. The increase in our Rest of Europe exposure was mainly in new securitisation swaps and insurance coverage to support the receivable repurchase activity of our Large Corporate clients. The increase in our Rest of world exposure was mainly due to investment in highly-rated covered bonds.

Global Corporate Banking – credit risk mitigation

At 31 December 2015 the top 20 biggest clients with derivative exposure made up 71% (2014: 71%) of our total derivative exposure, all of which were banks and CCPs. The weighted-average credit rating was 7.4 (2014: 7.6).

Global Corporate Banking – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 31 December 2015 and 2014:

2015	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
Total Committed Exposure of which:(1)	4,444	16,548	6,965	27,957
- Performing (Non-Watchlist)	4,444	15,335	6,909	26,688
- Watchlist: Enhanced Monitoring	—	1,159	4	1,163
- Watchlist: Proactive Management	—	54	52	106
- Non-performing exposure	—	—	—	—

Total impaired exposure of which:	—	—	—	—
- Performing	—	—	—	—
- Non-performing	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—
-Performing	—	—	—	—
-Non-performing	—	—	—	—

IBNO(2)				24
Total impairment loss allowance				24

2014
Total Committed Exposure of which:(1)	6,567	13,455	6,299	26,321
- Performing (Non-Watchlist)	6,567	12,690	6,233	25,490
- Watchlist: Enhanced Monitoring	—	765	5	770
- Watchlist: Proactive Management	—	—	61	61
- Non-performing exposure	—	—	—	—

Total impaired exposure of which:	—	—	—	—
-Performing	—	—	—	—
-Non-performing	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—
-Performing	—	—	—	—
-Non-performing	—	—	—	—

IBNO(2)				24
Total impairment loss allowance				24

(1)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Risk monitoring‘ section.
(2)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.

2015 compared to 2014 (unaudited)

Watchlist exposures subject to proactive management increased to £106m at 31 December 2015 (2014: £61m). Watchlist exposures subject to enhanced monitoring increased in our Large Corporate portfolio in 2015, mainly relating to holdings in the mining sector. This was due to falls in the prices of metal and coal. In our Sovereign and Supranational portfolio, no exposures were subject to proactive management or enhanced monitoring.

Non-performing loans and advances

At 31 December 2015 and 2014, there were no non-performing loans in Global Corporate Banking.

GLOBAL CORPORATE BANKING - FORBEARANCE

At 31 December 2015 and 2014, there was no forbearance activity in Global Corporate Banking.

54	Abbey National Treasury Services plc 2015 Annual Report

Risk review

CREDIT RISK – CORPORATE CENTRE

OVERVIEW

Exposures come from asset and liability management of our balance sheet and our non-core portfolios in run-off.

Credit risk management

In this section, we explain how we manage credit risk, including how we mitigate it.

Credit risk review

In this section, we analyse our credit risk exposures and how they are performing. We also focus on forbearance. Our main portfolios are:

Sovereign and Supranational - securities issued by local and central governments, and government- guaranteed counterparties, held for liquidity.

Structured products - the ALCO portfolio of high quality assets, chosen for diversification and to meet our liquidity needs

Derivatives - older total return swaps we held for liquidity, that we are running down.

Social Housing - older Social Housing loans that do not fit with our strategy.

CORPORATE CENTRE - CREDIT RISK MANAGEMENT

We classify our customers as non-standardised. Their transactions are typically higher in value, and have more diverse credit characteristics. We are exposed to credit risk through lending and derivative transactions.

We set out how we manage credit risk on lending to non-standardised customers in the section ‘Credit risk - Commercial Banking’. We also set out how we manage credit risk on derivatives in the section ‘Credit risk - Global Corporate Banking’. We take the same approaches in Corporate Centre.

Credit risk mitigation

The types of credit risk mitigation, including collateral, for each of our portfolios are:

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.

Structured products

This is our ALCO portfolio of high quality assets, chosen for diversification and to meet our liquidity needs.

These assets are unsecured, but benefit from senior positions in the creditor hierarchy. Their credit rating reflects the over-collateralisation in the structure, and the assets that underpin their cashflows and repayment schedules.

We use a detailed expected cashflow analysis to assess if there is any impairment. We take into account the structure and assets backing each individual security. We set up a loan loss allowance if we know an issuer has financial difficulties or they are not keeping to the terms of the contract.

Derivatives	We manage the risk on this portfolio in the same way as for the derivatives in Global Corporate Banking. For more on this, see the earlier section ‘Credit risk – Global Corporate Banking’.

Social Housing	We manage the risk on this portfolio in the same way as for the Social Housing portfolio in Commercial Banking. For more on this, see the earlier section ‘Credit risk – Commercial Banking’.

Abbey National Treasury Services plc 2015 Annual Report	55

Risk review

CORPORATE CENTRE - CREDIT RISK REVIEW

Credit risk arises on assets in the balance sheet and in off-balance sheet transactions. We show the committed exposure in the tables below. This takes into account our procedures to mitigate credit risk. It also excludes Sovereign exposures managed by Short Term Markets in Global Corporate Banking.

Corporate Centre – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see the ‘Credit quality’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

2015	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
9	3,611	13	—	3,423	7,047
8	—	40	484	2,940	3,464
7	—	37	—	1,072	1,109
6	—	—	—	213	213
5	—	—	—	—	—
4	—	—	—	—	—
1 to 3	—	—	—	—	—

	3,611	90	484	7,648	11,833

2014
9	7,175	18	—	2,784	9,977
8	—	45	581	4,215	4,841
7	—	40	276	1,485	1,801
6	—	—	—	223	223
5	—	2	—	—	2
4	—	—	—	—	—
1 to 3	—	—	—	—	—

	7,175	105	857	8,707	16,844

Geographical distribution

We classify geographical location according to country of risk—in other words, the country where each counterparty has its main business activity or assets unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

2015	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
UK	1,190	34	—	7,648	8,872
Peripheral eurozone	—	—	—	—	—
Rest of Europe	—	6	194	—	200
US	2,334	50	290	—	2,674
Rest of world	87	—	—	—	87

	3,611	90	484	7,648	11,833

2014
UK	2,574	43	—	8,707	11,324
Peripheral eurozone	—	56	—	—	56
Rest of Europe	—	6	581	—	587
US	4,514	—	276	—	4,790
Rest of world	87	—	—	—	87

	7,175	105	857	8,707	16,844

2015 compared to 2014 (unaudited)

In 2015, committed exposures decreased by £5.0bn or 30% to £11.8bn mainly in our Sovereign and Supranational portfolio. Sovereign and Supranationals exposures mostly are cash at central banks and highly-rated liquid assets we hold as part of normal liquid asset portfolio management. The overall decrease in exposures in 2015 was driven by the reduction of UK government securities and deposits in the US.

Derivative exposures decreased in 2015 as we continued to reduce this portfolio.

Social Housing exposures reduced in 2015 as we continued to refinance longer-dated loans onto shorter maturities (and on current market terms) that are then managed in Commercial Banking.

56	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Corporate Centre – credit risk mitigation

Most Structured Products are unsecured but benefit from senior positions in the creditor hierarchy. We reduce credit risk in derivatives with netting agreements, collateralisation and the use of CCPs. For details of our approach to credit risk mitigation, see the ‘Credit Risk Management – Global Corporate Banking’ section.

Corporate Centre – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 31 December 2015 and 2014:

2015	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	3,611	90	484	7,648	11,833
- Performing (Non-Watchlist)	3,611	90	484	7,574	11,759
- Watchlist: Enhanced Monitoring	—	—	—	74	74
- Watchlist: Proactive Management	—	—	—	—	—
- Non-performing exposure	—	—	—	—	—

Total Impaired Exposure of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

IBNO(2)					—
Total impairment loss allowance					—

2014
Total Committed Exposure of which:(1)	7,175	105	857	8,707	16,844
- Performing (Non-Watchlist)	7,175	105	857	8,707	16,844
- Watchlist: Enhanced Monitoring	—	—	—	—	—
- Watchlist: Proactive Management	—	—	—	—	—
- Non-performing exposure	—	—	—	—	—

Total Impaired Exposure of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

IBNO(2)					—
Total impairment loss allowance					—

(1)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Risk monitoring‘ section.
(2)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements.

2015 compared to 2014 (unaudited)

Watchlist exposures subject to enhanced monitoring increased to £74m (2014: £nil) due to the addition of two Social Housing cases.

Non-performing loans and advances

At 31 December 2015 and 2014, there were no non-performing loans in Corporate Centre.

CORPORATE CENTRE- FORBEARANCE

At 31 December 2015 and 2014, there was no forbearance activity in Corporate Centre.

Abbey National Treasury Services plc 2015 Annual Report	57

Risk review

MARKET RISK

TRADING MARKET RISK

Our main exposure to trading market risk is in the Global Corporate Bank and is an inherent part of providing financial services for our customers. It comes from the provision of derivative products and services to corporate and business customers. It also comes from our short-term market activities and hedging of structured products designed for onward sale to retail and wholesale investors. The exposures are mainly affected by market movements in interest rates, equities, property, credit spreads, and foreign exchange. We have no exposures in Commercial Banking, or Corporate Centre.

Trading market risk can reduce our net income. Its effect can be seen in our Consolidated Income Statement, where it appears in the ‘Net trading and other income’ line, under ‘Net trading and funding of other items by the trading book’.

Managing and controlling trading market risk

•        Our framework for dealing with market risk is part of Santander UK’s overall Risk Framework. The Santander UK Market Risk Framework sets out our high-level arrangements and minimum standards for managing, controlling and overseeing trading market risk.

•        The Santander UK Risk Appetite sets the controls, risk limits and key risk metrics for trading market risk. The key risk metrics include a stress economic loss limit and risk-factor stress scenarios. We report these key metrics to the Santander UK Board Risk Committee and the Santander UK Executive Risk Committee each month.

Risk measures

We have a range of ways of measuring trading market risk, but one of the most important is a statistical measure based on a historical simulation of events called ‘Value at Risk’ (VaR).

VaR

VaR

• VaR estimates the maximum losses that we might suffer because of unfavourable changes in the markets.

• To calculate VaR we run a historical simulation, at a given confidence level, over a specified time period.

• We use one or two years of daily price history, with each day given equal weighting.

• This means we include most market risk factors that could make a difference, and it gives us a consistent way of assessing risk for all these factors in all our portfolios.

• We work with three main types of VaR, which all use the same calculation models. They are Internal VaR, Regulatory VaR and Stressed VaR.
Internal VaR

•        We use this to calculate the total VaR in our trading book. It covers all the risk classes: interest rate, equity, property, credit (spread) and foreign exchange. We use two years of data for this simulation.

•        Like the rest of the Banco Santander group, we use a time horizon of one day and a confidence level of 99%. For any given day’s trading position, we would expect to suffer losses greater than the VaR estimate 1% of the time – once every 100 trading days, or two to three times a year.

•        We measure Internal VaR every day, comparing it with limits approved by the Santander UK Executive Risk Committee. We do this for each business, asset class and individual desk. Whenever we find a limit has been exceeded, we report it, following the Market Risk Framework.

Regulatory VaR and Stressed VaR

•        We use these VaR models to calculate how much capital we need to hold for trading market risk. For these calculations, we only look at the factors for which we hold approval from the PRA. For credit, foreign exchange and property – factors which are not approved by the PRA for our VaR capital models – we use the standardised approach to calculate how much capital to hold. For more on this, see the ‘Capital requirement measures’ section.

•        For Regulatory VaR, we use a time horizon of ten days and a confidence level of 99%. To calculate the ten-day time horizon, we use the one-day VaR multiplied by the square root of ten. This is the industry standard approach to scaling known as the square root of time approach. We use the same two years of history as with Internal VaR. Stressed VaR is the same, except that we use only one year of history, from a time when markets were stressed.

• We have governance and controls for all forms of VaR, and we regularly review and assess them. The PRA also assesses Regulatory and Stressed VaR.

The limitations of VaR

The main limitation of VaR is that it assumes what happened in the past is a reliable way to predict what will happen in the future. If something that affected the markets over the past two years is no longer relevant, then the actual value at risk could be much more or less than the VaR predicts.

Sometimes it is obvious that the past data will not predict the future: there is unlikely to be enough data on the history of the market if a product is brand new, for example. In that case, we use proxy data – calculations of what might have happened if the product had existed. That helps make VaR data more complete, but it makes it less accurate. We control and keep a record of how we use proxy data.

58	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Another limitation is that VaR is based on positions at the end of the business day. So the actual value at risk at 1pm could be higher than that at the end of the day. And, when we are calculating a ten-day time horizon using the square root of time approach, it means we do not capture the actual ten-day price movements. This can lead to under or over estimating the ten-day result. But we analyse this every quarter and the analysis is also sent to the PRA.

There is also the fact that VaR gives no guide to how big the loss could be on the 1% of trading days that it is greater than the VaR. To make up for that (and for other reasons), we use stress testing and expected shortfall, which we explain later in this section.

Using a time horizon of one day means VaR does not tell us everything about exposures that we cannot liquidate or hedge within a day, or products with infrequent pricing or whose structures are more complex. We monitor those exposures using illiquid risk metrics (explained in ‘Other ways of measuring risk’) and stress testing. In addition to the illiquid risk metric, to ensure such exposures are adequately included in our capital requirements the Risks Not in VaR (RNIV) framework has been developed.

In general, VaR takes account of the main ways risk factors affect each other, and the way most market movements affect valuations. But the more complex the products, and the larger the markets’ current movements, the less well the model is likely to fare.

Back-testing – comparing VaR estimates with reality

Every day, we back-test the one day 99% Internal and Regulatory VaR. That means looking at the VaR estimates for the last 250 days and seeing how they compare to the actual profits and losses. Or, to be more precise, how they compare to the market risk-related revenue, as the CRR and PRA define it. It is not normally possible to back-test the Stressed VaR model, because it is not intended to tell us anything about our performance in normal conditions.

To back-test VaR, we use a one-day time horizon. Our back-testing looks at two different types of profit and loss metrics:

•	Actual Cleaned: trading profit and loss, less fees, commissions, brokerage, reserves that are not related to market risk, and day-one profits and losses

•

Hypothetical Cleaned: like the ‘Actual Cleaned’ type but also excluding intra-day figures and the effects of the passage of time. It is, in effect, just leaving the pure market risk driven effects on the profit and loss.

Exceptions

Back-testing allows us to identify exceptions – times when the predictions were out of line with what happened. We can then look for trends in these exceptions, which can help us decide whether to change our VaR model.

The CRR sets out criteria for how many exceptions are acceptable. The PRA’s Supervisory Statements clarify them further. If there are five or more exceptions in 250 days, then points are added to our capital requirement multiplier. In 2015, as in 2014, no points were added to our multiplier, and we did not find any trends in the exceptions we experienced.

Other ways of measuring risk

Method	Description
Profit and loss	The value of our tradeable instruments, like shares and bonds, changes constantly. We report our profits and losses from them every day.

Non-statistical measures

We also have ways of measuring risk that do not depend on statistics. That includes looking at how sensitive we are to the variables we use to value our market risk positions. We record all our market risk exposures, set limits to the sensitivities for each, and then check every day whether we are staying within those limits.

Illiquid risks

The financial instruments that we cannot sell or hedge in a day are classified as ‘illiquid risks’. We measure and monitor those differently depending on how long they would take to sell or hedge. There are three categories: less than a month, one to six months, or more than six months. We check each category every day against our limits.

Expected shortfall analysis

We also use a measurement called expected shortfall (ES) analysis that future Basel Committee on Banking Supervision requires. It goes some way to mitigate the limitations of the VaR model. ES allows us to better measure how big the loss could be on the 1% of the trading days that it is greater than VaR.

Time-weighted VaR

We calculate a time-weighted VaR using Banco Santander’s group-wide method. This gives more weight to the most recent days in the last two years, which means VaR changes more quickly in line with current market volatility. That gives us a better indication of how the market’s behaviour is changing, mitigating some limitations of VaR.

Risks Not in VaR (RNIV)

For Regulatory and Stressed VaR, we use the RNIV framework to assess the risk factors that we do not cover fully in VaR-based capital assessment. These risk factors are often when there is not enough (or no) market data from the past, or when the quality of the data is not good enough. They tend to be for products that are not priced regularly, or whose risk structure is more complex. When we are monitoring and reporting them, we usually include these risk factors in our illiquid risk metrics. The RNIV framework is part of our model for trading market risk capital needs.

Stress testing

The Basel Capital Accord underlined that stress testing is an essential part of risk management. It helps us to measure and control the risk of losses in difficult, volatile or unusual markets, and makes us more transparent as the scenarios are easy to understand in headline terms.

Abbey National Treasury Services plc 2015 Annual Report	59

Risk review

Stress testing scenarios

The scenarios we use for stress testing are part of our process for setting our trading market risk appetite, and they are central to the monthly Santander UK Board Risk Appetite reporting. These scenarios are also part of the daily processes for setting and monitoring risk management limits.

The scenarios we create are partly inspired by past events, like the global financial crisis. But they also include plausible ways that unusual market conditions could come about in future. This includes changes in things like interest rates, equity prices, exchange rates and credit spreads.

Some scenarios are more severe than others. We consider them all, along with VaR, so that we have a more complete and accurate idea of our overall risk profile. When we set the sizes of the ‘shocks’ (sudden market changes) in each scenario, we look at how long each different type of risk would last. This is because we can sell some assets more easily than others. If it would take a long time to sell a particular asset in the stressed circumstances, we need to apply a correspondingly large shock to that asset (as prices will move further over a longer time period).

That helps us to see how different amounts of liquidity in the markets would affect us if a ‘stress event’, such as an equity crash, happened. It is important to make sure that the stress result we report is as realistic as possible.

How we use stress testing

We use limits to manage how much risk we take. They are expressed as how much we could lose in a stress event. We need to make sure the effects of potential poor market conditions do not exceed the Risk Appetite set by the Board.

Each of our desks uses stress testing as part of their daily risk management metrics. We regularly inform senior managers – including the Santander UK Executive and Santander UK Board Risk Committees – about the results of our stress calculations, based on our current positions.

Capital requirement measures (unaudited)

Whenever we make changes to our models, we assess their effect on capital requirements. Sometimes that means we need to tell the PRA and get their approval before we can make the change.

The Internal Models Approach (IMA)

The PRA has given us permission to use the IMA, described in the CRR, and every three months the PRA reviews what we are doing. The IMA means we can use Regulatory and Stressed VaR and RNIV to calculate the capital requirement for the risk factors and businesses we have got PRA approval for.

The standardised approach

For risk factors and businesses not included in the IMA, we use the standardised approach set out by the CRR and PRA’s Supervisory Statements. At 31 December 2015, this amounted to 17% of our total market risk capital requirement.

Stressed versus Regulatory VaR

Stressed VaR is the biggest part of our trading market risk capital requirements. In 2015, it was an average of five times bigger than the Regulatory VaR part; in 2014 it was also five times bigger. The factors that had the biggest effect on Stressed VaR in 2015 were interest rate delta and interest rate basis, and in 2014 were interest rate delta, interest rate basis and equity volatility. (There is more explanation of each of those factors in the footnotes to the table below.)

The difference is caused by the way the market was behaving during the time the Stressed VaR data covers. We regularly check the stress period we use, to make sure we are using the worst period of stress since 2007 that is relevant to our portfolio.

Risks Not in VaR (RNIV) risk capital

In 2015, RNIV risk factors made up, on average, less than 5% (2014: 4%) of our IMA capital requirements for trading market risk. The biggest of these factors is dividend risk, caused by changes in market expectations about dividends. The VaR approach does not capture this risk very well because of the illiquid nature of the risk factor.

We normally find new RNIVs by analysing profit and loss, and new products. Then we include them in our calculation of our capital requirement, whether or not they are material at the time.

We can use two approaches to calculate how much RNIV capital we should hold, depending on what kind of market data is available. The first approach means doing a calculation like those for Regulatory and Stressed VaR. For this approach we also use a multiplication factor, following the CRR and PRA rules. The second approach is stress-based, using sensitivities and plausible stressed market moves.

At the moment, we only have stress-based RNIVs. And each individual RNIV value is independent, so it does not benefit from diversification in the capital requirements calculation.

60	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Risk review

This table shows our Internal VaR for 2013, 2014 and 2015. There are figures for exposure to each of the main classes of risk. And for each year, we show the highest figures, the lowest, the average, and those at the year end.

The VaR figures show how much the fair values of all our tradeable instruments (like shares or bonds) could have changed. Since trading instruments are recorded at fair value, these are also the amounts by which they could have increased or reduced our income.

	Year-end exposure			Average exposure			Highest exposure			Lowest exposure
Trading instruments	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m
Interest rate risks(1)	2.0	2.2	3.0	2.8	3.6	4.7	4.6	5.6	7.6	1.7	1.9	2.9
Equity risks(2)	0.3	0.6	1.4	0.4	1.0	1.9	0.9	1.9	4.6	0.3	0.5	0.7
Property risks(3)	—	0.1	0.1	—	0.1	0.1	—	0.1	0.2	—	0.1	—
Credit (spread) risks(4)	—	—	0.3	—	0.2	0.4	0.2	0.6	1.0	—	—	0.2
Other risks(5)	0.1	0.1	—	0.1	—	0.1	0.1	0.1	0.5	—	—	—

Correlation offsets(6)	(0.5)	(0.6)	(1.5)	(0.5)	(1.1)	(2.2)	—	—	—	—	—	—

Total correlated one-day VaR	1.9	2.4	3.3	2.8	3.8	5.0	4.5	6.3	8.0	1.8	1.9	3.0

(1)

This measures the effect of changes in interest rates and how volatile they are. The effects are on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).

(2)	This measures the effect of equity prices, volatility and dividends on stock and derivatives.
(3)	Property risk measures the effect of changes in the property indices and is mainly captured by the illiquid risk framework. The property interest rate VaR is included under interest rate risk.
(4)	This measures the effect of changes in the credit spread of corporate bonds or credit derivatives.
(5)	The other risks here include foreign exchange risk, which measures the effect of changes in foreign exchange rates and how volatile they are.
(6)

The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it in the table

Daily total correlated one day VaR 2015 (unaudited)

Abbey National Treasury Services plc 2015 Annual Report	61

Risk review

BANKING MARKET RISK

Banking market risk mainly comes from providing banking products and services to customers – as well as structural exposures in our balance sheet. It arises in Santander UK’s Retail Banking, Commercial Banking and Corporate Centre.

Banking market risks come about in Santander UK’s Retail Banking and Commercial Banking only as a by-product of writing customer business. Our main exposures are interest rates (yield and basis), inflation and credit spreads. We transfer banking market risks in Santander UK’s Retail Banking and Commercial Banking to Corporate Centre who manage them. Corporate Centre also manages structural exposures arising in our balance sheet, such as foreign exchange and income statement volatility. We have no exposures in Global Corporate Banking.

The only kinds of material banking market risk we keep in Santander UK’s Retail Banking and Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk—that is, where customers pre-pay loans before their contractual maturity or do not take the expected volume of new products. Corporate Centre also manages structural exposures in our balance sheet, such as foreign exchange and income statement volatility risk.

We have always treated Banking market risk as a significant risk. Due to global and domestic uncertainty following the financial crisis, we considered banking market risk to be an emerging and future risk. In recent years, the Base Rate has been held at historically low levels, and has been considered unlikely to rise. However, in 2015, the economic outlook for the UK and the expectation of interest rate rises increased. If the Base Rate does not rise as expected and continues to stay at current low levels, our net interest margins could be negatively impacted. In this context, we now consider Banking market risk to be a top risk. We continue to monitor events and forecasted rates closely while taking an enterprise-wide approach to mitigate risks.

Our main exposures to banking market risks come from:

KEY RISKS	DESCRIPTION
Interest rate risk

The main parts are:

Yield curve risk: comes from timing mismatches in the re-pricing of fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non-interest-bearing liabilities in interest-bearing assets.

We mainly measure yield curve risk with Net Interest Margin (NIM) and Economic Value of Equity (EVE) sensitivity analysis. We supplement this with other risk measures, like stress testing, and VaR. The NIM and EVE sensitivities cover all material yield curve risk in the banking book balance sheet.

Basis risk: comes from pricing assets using a different rate index to the liabilities funding them. We’re exposed to basis risks associated with Base Rate, reserve rate linked assets we deposit with central banks, the Sterling Overnight Index Average (SONIA) rate, and LIBOR rates of different terms.

We are particularly exposed to the difference between Base Rate linked rates earned on customer assets, and wholesale (LIBOR-linked) rates paid on liabilities funding those assets.

Inflation and spread risks

This is when the value of (or income from) our assets or liabilities is affected by changes in the market levels of inflation and credit spreads. We hold portfolios of securities for liquidity and investment purposes that are exposed to these risks. We account for our assets in these portfolios as available-for-sale securities. We recognise the volatility in their fair value in Other Comprehensive Income, until they are sold or unless it reflects an impairment in the asset’s fair value, in which case it is recognised in the Income Statement.

We monitor the market risks of these portfolios using sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to Santander UK’s ALCO and Risk Management Committee monthly. The VaR we report captures all key sources of volatility (including interest rate risk and inflation and spread risks) to fully reflect the potential volatility.

Foreign exchange risk

Our non-trading businesses operate mainly in sterling markets, so we do not create significant foreign exchange exposures. The only exception is money we raise in foreign currencies, which is covered in the ‘Wholesale funding’ section.

We hedge our foreign currency funding positions back to sterling, so our foreign exchange positions tend to be residual exposures that remain after hedging. These positions could be, for example, to ‘spot’ foreign exchange rates or to cross currency basis. We monitor foreign exchange risk against absolute net exposures and VaR-based limits and triggers.

For more, see ‘Redenomination risk’ in the ‘Country risk exposure’ section and ‘Term Issuance’ in the ‘Wholesale funding’ section.

Income statement volatility risk

Most of our assets and liabilities in our banking book balance sheet are accrual accounted. We sometimes manage the risk profile from these assets and liabilities by using derivatives. As all derivatives are accounted for at fair value, this difference in accounting treatment can lead to volatility in the income statement. This happens even where the derivative is an economic hedge of the asset or liability.

We mitigate this volatility mainly through hedge accounting. We monitor any hedge accounting ineffectiveness that might lead to income statement volatility, with a VaR measure and trigger, reported monthly.

For our accounting policies for derivatives and hedge accounting, see Note 1 to the Consolidated Financial Statements.

62	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Managing and controlling banking market risk

• We control banking market risk based on the Santander UK Balance Sheet Management Risk Framework.

•        We articulate Risk Appetite by both the income and value sensitivity limits we set based on:

•      Santander UK’s Risk Appetite

•      The limits for NIM and EVE sensitivities set by the Banco Santander group.

•        ALCO is responsible for managing our risk exposure, within limits. We also use triggers to flag when our exposures are nearing our limits. This also controls other material risk types, such as basis risk. To manage interest rate risk, we use derivatives (typically interest rate swaps) and natural offsets between asset and liability positions. We report positions to Santander UK’s ALCO and the Santander UK Board Risk Committee monthly.

Risk measures

For banking market risk, we mainly measure our market risk exposures with both NIM and EVE sensitivity analysis—supported by the risk measures we explained in the ‘Trading market risk’ section.

NIM and EVE sensitivities

NIM and EVE sensitivity measures are commonly used in the financial services industry. The calculations for NIM and EVE sensitivities involve many assumptions, including expected customer behaviour (such as early repayment of loans) and how interest rates may move.

These assumptions are a key part of the overall control framework, so we update and review them regularly. Our NIM and EVE sensitivities include the interest rate risk from all our banking book positions. Our banking book positions generate almost all our reported net interest income.

NIM sensitivity

•        NIM sensitivity is an income-based measure we use to forecast the changes to interest income and interest expense in different scenarios. It gives us a combined impact on net interest income over a given period—usually 12 months.

• We calculate NIM sensitivity by simulating the net interest margin using two yield curves. The difference between the two net interest margin totals is the NIM sensitivity.

•        Our main model assumptions are that:

•        The balance sheet is dynamic—meaning it includes the run-off of current assets and liabilities as well as retained and new business

•        We use a behavioural balance sheet rather than contractual one. This means we adjust balances for behavioural or assumed profile. We do this with most retail products whose behavioural maturity is less than the contractual maturity. This is usually because customers are exercising the option for early withdrawal or prepayment, or there is no contractual maturity.

EVE sensitivity

•        We calculate EVE as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel shifts in the yield curve.

•        We use a static balance sheet – all balance sheet items run-off according to their contractual, behavioural or assumed run-off behaviour (whichever is appropriate), and there is no retained or new business.

The limitations of sensitivities

We use sensitivities to measure the impact of standard, instantaneous, parallel shifts in relevant yield curves (using a 0% interest rate floor where needed). The advantage of using standard parallel shifts is they generally give us a constant measure of the size of our market risk exposure, with a simple and consistent stress. This compares to specific scenarios like ‘flat rates’. The magnitude of flat rates depends on the shape of the current curve and the shift required to reach the flat rate scenario.

There is one exception to the relative simplicity of parallel shifts. In order to prevent negative interest rates, the yield curve may be ‘floored’ at 0%.

Using material parallel shocks does not always seem realistic, or it might not necessarily test the scenarios that have the most impact on us. So we run non-parallel stress tests too – to calculate the impact of some plausible non-parallel scenarios, and over various time periods for income stresses (usually one or three years).

Stress testing

We use stress testing of market risk factors to complement the risk measurement we get from standard sensitivities. Simple stress tests (like parallel shifts in relevant curves), give us clear measures of risk control and a consistent starting point for setting limits. More complex, multi-factor and multi-time period stress tests can:

•	Give us information about specific potential events

•	Test various outcomes that we might not capture through parallel stresses or VaR-type measures because of data or model limitations.

We can also use stress tests to estimate losses in extreme market events beyond the confidence level used in VaR models.

We discuss stress testing results at senior level management committees. They affect Corporate Centre’s decisions by highlighting possible risks in the banking book and the effectiveness of remedial actions we could take. We compare stress test results with stress limits and triggers set by our internal committees, or against metrics set by the PRA. If the results are over our limits or triggers, we take remedial actions and follow an escalation process.

Abbey National Treasury Services plc 2015 Annual Report	63

Risk review

We can adapt stress tests to reflect current concerns or market conditions quicker than we can with other risk measures, like VaR. We can include both individual business area stresses and Santander UK-wide scenarios.

Our stress tests fall into one of these categories:

•	Specific, deterministic stress tests that are not referenced to market history or expectations (parallel stresses of a given size, for example)

•

Historic deterministic stress tests with changes in market risk factors based either on specific past events (like the situation in the fourth quarter of 2008) or on our statistical analysis of changes in the past

•	Hypothetical, deterministic stress tests, with the change in market risk factors based on our judgement of possible future rates in a given scenario.

We can produce stress tests using either income or value measures. They cover one or more categories of exposures accounted for on an accruals basis or at fair value. We use expert judgement both in defining appropriate hypothetical stress tests and any adjusting assumptions based on the balance sheet, management actions and customer behaviour.

Other ways of measuring risk

As well as using sensitivities and stress tests, we can measure banking market risk using net notional positions. This can give us a simple expression of our exposure, although it generally needs to be combined with other risk measures to cover all aspects of a risk profile (like projected changes over time).

The final metric we can use is VaR. VaR can be useful because it captures changes in economic values. However, VaR will not reflect the actual impact of most of our banking book assets and liabilities on our income statement. This is because they are accounted for at amortised cost rather than fair value.

Risk review

Interest rate risk

Yield curve risk

The table below shows how the Santander UK group (including ANTS) base case income and valuation would be affected by a 50 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve at 31 December 2015 and 2014. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 50 basis points is the stress we typically focus on for banking market risk controls, although we also monitor sensitivities to other parallel shifts.

	2015		2014
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	131	39	15	5
EVE sensitivity	86	(54)	103	(195)

The movement in sensitivities in 2015 was largely due to changes in the underlying models used for risk measurement purposes. The assumptions used in these have been updated to better reflect the current low rate environment. The increased volume of fixed rate assets left unhedged over the year also contributed to the increases. These increases were partially offset by growth in bank account liability volumes.

Basis risk

We measure basis risk using various risk measures, including VaR. The VaR measure uses the same VaR methodology as our trading book. The Basis Risk VaR for the Santander UK group (including ANTS) at 31 December 2015 was £1m (2014: £3m). It reflects our basis risk exposure between the Base Rate, reserve rate linked assets deposited with central banks, the Sterling Overnight Index Average (SONIA) rate and between LIBOR rates of different terms. The reduction was largely due to growth in bank account liability volumes and a continued reduction in SVR mortgages. This was partially offset by including ten years of market data in the VaR model, instead of only two years, which resulted in more severe stresses being applied.

Inflation and spread risks

The VaR of the portfolios of securities the Santander UK group (including ANTS) held for liquidity and investment purposes at 31 December 2015 was £3m (2014: £5m). The main risk factors remain the inflation and spread risk exposures of these positions. The reduction in VaR in 2015 was mainly due to a decrease in inflation risk driven by the ageing of the index-linked gilt portfolio.

We regularly stress test these portfolios against historical and hypothetical scenarios. Using the possible losses we estimate from the stress tests, we establish limits that complement our VaR-based limits. At 31 December 2015, using historic deterministic stress tests, we estimated the worst three month stressed loss for these portfolios to be £259m (2014: £218m). The increase in 2015 was due to more severe stresses to the underlying market risk factors to reflect a more prudent methodology, and changes in the composition of our bond portfolio as part of normal liquidity management activities.

64	Abbey National Treasury Services plc 2015 Annual Report

Risk review

LIQUIDITY RISK

One of the functions provided by ANTS is the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements.

Liquidity and funding risk is managed on a Santander UK group basis and it is therefore not appropriate to consider these risks separately at an ANTS group level. In addition, under the PRA’s regulatory liquidity regime, Santander UK plc, Abbey National Treasury Services plc, and Cater Allen Limited form the Domestic Liquidity Sub-group (DoLSub) under the PRA’s regulatory liquidity rules. Each member of the DoLSub is required to support the others by transferring surplus liquidity in times of stress. The same arrangement existed before October 2015 under the Defined Liquidity Group rules of the PRA in place until that date. In considering the liquidity resources available to the ANTS group, both its own liquid assets and also those of the rest of the Santander UK group have been separately presented below.

These stress tests are supplemented with sensitivity analysis for instantaneous liquidity shocks by each major liquidity risk driver to understand the impact on internal Liquidity Risk Appetite and regulatory liquidity metrics.

SOURCES AND USES OF LIQUIDITY

Our main sources of liquidity

Most of Santander UK’s customer lending is financed by customer deposits. Although these funds are mostly callable, they give Santander UK a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of Santander UK’s retail customer relationships.

Santander UK also has a strong wholesale funding base which is diversified across locations and product types. It has active relationships with many counterparties across various sectors. These include banks, other financial institutions, corporates and investment funds. Santander UK’s main sources of wholesale funding are:

•	Secured and unsecured money-market funding (includes unsecured cash, repo, certificates of deposit and commercial paper issuance)

•	Senior debt issuance (includes public and private bond issuances)

•	Asset-backed funding (includes securitisation and covered bond issuance)

•	Subordinated debt and capital issuance (although the main purpose is not funding).

Santander UK’s major programmes for issuing debt are managed by (and in the name of) Abbey National Treasury Services plc on its own behalf. Its US commercial paper programme is managed by (and in the name of) Abbey National Treasury Services plc, US branch. However, some issuances still remain in the name of Abbey National North America LLC – a guaranteed subsidiary of Santander UK plc. For more on our programmes, see Notes 27 and 28 to the Consolidated Financial Statements.

Santander UK generates funding on the strength of its balance sheet, its profitability and its own network of investors. It does not rely on guarantees from Banco Santander SA or any other member of the Banco Santander group. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee their debts (other than some of its own subsidiaries such as ANTS). As a PRA-regulated group, Santander UK plc expected to meet our PRA liquidity needs on a stand-alone basis.

While Santander UK manages its funding and liquidity on a stand-alone basis, it does coordinate its issuance plans with the rest of the Banco Santander group where appropriate. And while Santander UK manages, consolidates and monitors liquidity risk centrally, it also monitors, measures and controls it in the specific business area it comes from.

Our main uses of liquidity

Our main uses of liquidity are:

•	Funding Santander UK’s lending in Retail Banking and Commercial Banking

•	Paying interest expenses

•	Paying dividends to shareholders

•	Repaying debt

•	Consideration for business combinations.

Our ability to pay dividends depends on various factors. These include our regulatory capital needs, distributable reserves and financial performance.

Abbey National Treasury Services plc 2015 Annual Report	65

Risk review

Our key liquidity risks

Through our liquidity risk appetite framework, we manage our funding, or structural, market and contingent risks wherever they arise. This can be in any of the following areas:

KEY RISKS	DESCRIPTION
Retail and Corporate deposit outflows	•	Risk of outflows if Santander UK is seen as more of a credit risk than our peers.

Wholesale secured and unsecured liquidity outflows	•	Risk of wholesale unsecured deposits failing to roll over at maturity date.
	•	Risk of wholesale secured funding with less liquid collateral failing to roll over at maturity date, or the roll over of funding into a form that requires more highly liquid collateral.

Off-balance sheet activities	•	Risk of collateral outflows that could happen if our credit rating was downgraded. Credit rating downgrades could also lead to higher costs or less capacity to raise funding.
	•	Risk of outflows of collateral we owe but that have not yet been called.
	•	Risk of outflows of collateral due to market movements.
	•	Risk of drawdowns on committed facilities based on facility type, and counterparty type and creditworthiness.

Other risks	•	Funding concentrations – the risk of outflows against concentrations of wholesale secured financing providers.
	•	Intra-day cash flows – risk of shortfall on the liquidity we need to support intra-day needs.
	•	Intra-group commitments and support – the risk of cash in our subsidiaries becoming unavailable to the wider Santander UK group and contingent calls for funding from subsidiaries and affiliates.
	•	Non-contractual outflows – the risk of liquidity outflows that are not contractual but are needed to support our future business and reputation.

LIQUIDITY RISK MANAGEMENT

Santander UK manages liquidity risk on a consolidated basis. It created its governance, oversight and control frameworks, and its liquidity risk appetite, on the same basis.

Under this model (and the PRA’s regulatory liquidity rules) Santander UK plc and its subsidiaries Abbey National Treasury Services plc and Cater Allen Limited form the Domestic Liquidity Sub-group (DoLSub). Each member of the DoLSub is required to support the others by transferring surplus liquidity in times of stress. We manage liquidity flows between the DoLSub and other areas of our business efficiently. The same arrangement existed before October 2015 under the Defined Liquidity Group rules of the PRA in place until that date.

OUR APPROACH TO LIQUIDITY RISK

•	We identify, assess, manage and report liquidity risk in line with the Santander UK liquidity risk framework.

•

We aim to comply with the Santander UK liquidity risk appetite and requirements of our regulators. We do this by holding prudent levels of highly liquid assets. We also manage possible cash outflows and make sure we have access to funds from a wide range of sources.

•	The Santander UK Board delegates responsibility for liquidity risk to the Santander UK CEO. In turn, he delegates the:
	•	Management to the Santander UK CFO
	•	Control and oversight to the Santander UK CRO and the Risk Division.

•

We maintain strong operational and management governance as part of our overall liquidity and funding risk management framework. We aim to be as resilient as possible to liquidity and funding stresses. We do this by structuring our balance sheet in a prudent and sensible way.

•

Our framework applies to all aspects of liquidity risk. It is in line with the Santander UK liquidity risk appetite and we monitor it on a daily, weekly and monthly basis. We do this through different committees and levels of management, including the Santander UK ALCO and the Santander UK Board Risk Committee.

•

We have clear responsibilities for short-term funding, medium-term funding, encumbrance, collateral and liquid asset management. This also ensures we manage liquidity risks in our daily operations, strategy and planning.

Within our framework of prudent funding and liquidity management, we manage our activities to minimise our liquidity risk. We do this in part by distinguishing between short-term and strategic activities.

Short-term tactical liquidity management
•	Liquid resources

Santander UK maintains liquid assets, contingent liquidity and defined management actions to source funds. We do this to cover unexpected demands on cash in both a plausible and significant stress scenario and other more distant and severe but less probable scenarios. Santander UK’s main stress events are large and unexpected deposit withdrawals by retail customers and the loss of unsecured wholesale funding.

•	Funding profile	We use metrics to help control outflows in different maturities.

•	Intra-day collateral management	To make sure Santander UK has enough collateral to support its involvement in payment and settlement systems.

66	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Strategic funding management
Structural balance sheet shape	Santander UK manages its:
	•	Maturity transformation (where we invest shorter-term funding in longer-term assets)
	•	Use of wholesale funding for non-marketable assets
	•	Use of non-marketable assets to generate liquidity.
Wholesale funding strategy	Santander UK avoids:
	•	Relying too much on any individual or groups of customer, currency, market or product that might become highly correlated in a time of stress
	•	Excessive concentrations in the maturity of our wholesale funding.
Wholesale funding capacity	Santander UK maintain and promote Santander UK’s client relationships, monitor its line availability and maintain its funding capacity by using lines and markets.

Santander UK sets limits and triggers for our key tactical and strategic liquidity risk drivers. We monitor and report them monthly to oversight committees and the Santander UK Board.

OUR LIQUIDITY RISK APPETITE (unaudited)

The Santander UK Board aims to make its balance sheet resilient at all times and for it to be perceived as such by stakeholders. This preserves its short and long-term viability. The Santander UK Board recognises that as we are involved in maturity transformation, we cannot hold enough liquidity to cover all possible stress scenarios.

The Santander UK Board requires us to hold enough liquidity to make sure we will survive the most plausible and significant stress scenario. We do this by keeping a prudent balance sheet structure and maintaining our approved liquid resources. We review this scenario regularly to keep it relevant to the current economic and market environment.

Santander UK’s liquidity risk appetite statement is based on the principles of liquidity management it uses to manage its balance sheet. It also supports its need to meet or exceed the rules of its regulators.

Santander UK’s liquidity management principles are that we:

•	Use a funding structure that is in line with the composition of our asset base

•	Maintain a suitable retail deposit base. We do this by attracting stable deposits, but not relying too much on products that have tended, in the past, to be unstable in times of stress

•	Balance the growth of our assets and liabilities

•	Use short-term funding to manage our short-term commitments and volatility in funding

•	Use long-term funding to give diversification, manage the liquidity structure of our balance sheet and support our liquid resources

•	Use a funding strategy that:

•	Avoids relying too much on short-term wholesale funding

•	Attracts sustainable commercial deposits

•	Diversifies our sources, products and tenor of funding

•	Complies with our encumbrance policy.

Santander UK’s liquidity risk appetite is approved by the Santander UK Board, under advice from the Santander UK Board Risk Committee. Santander UK’s liquidity risk appetite, in the context of our overall Santander UK risk appetite, is reviewed and approved by the Santander UK Board each year or more often if needed. This can be due to changes in our business or approach. It does this to make sure its liquidity risk appetite stays in line with its current and planned business activities.

The Santander UK CEO, under advice from the Santander UK Executive Risk Committee, approves more detailed liquidity risk limits. The Santander UK CRO, supported by the Risk Division, monitors our compliance with Santander UK’s liquidity risk appetite.

As well as the Santander UK liquidity risk appetite, we comply with rules set by the PRA, other regulators and Banco Santander group standards.

Abbey National Treasury Services plc 2015 Annual Report	67

Risk review

STRESS TESTING (unaudited)

We have a liquidity stress test framework in place that includes the most plausible and significant stress scenario. It is approved as part of the Santander UK liquidity risk appetite. The liquidity outflows that come from this stress test must, to fit with our risk appetite, be fully covered with high-quality liquid assets.

We must cover the outcome of other plausible (but less likely) stress tests with a combination of:

•	High-quality liquid assets

•	Other liquid assets

•	Management actions sanctioned at the right level of governance.

Our Risk Division runs these stress tests. They are

ACTIVITY		DESCRIPTION
•	Santander UK liquidity risk appetite stress	A comprehensive stress test that considers all Santander UK’s risks during an idiosyncratic shock in a time of market-wide disruption that causes a loss of confidence in the Santander UK brand.

•	Global economic stress	A stress test that looks at a slowdown in emerging markets that results in a downturn in the UK housing market.

•	US stress	Stress tests that look at the impact of losing the confidence of investors in the US, affecting our access to US funding markets.

•	Acute retail stress	Stress tests that look at the impact of losing the confidence of retail depositors, causing major, acute loss of deposits.

•	Slow bleed stress	Stress tests that look at the impact of a prolonged loss of deposits.

•	Wholesale stress	A stress test where losing corporate and wholesale customer confidence causes us a prolonged loss of deposits.

•	Protracted stress	A 12-month stress with a three-month period of severe liquidity constraint and the loss of retail customer confidence and subsequent loss of deposits.

•	Eurozone severe stress	A stress test that looks at a more extreme scenario in which a major deterioration in the eurozone economies has a knock-on (or contagion) effect on us, causing severe liability outflows and rating agency action.

We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on the Santander UK liquidity risk appetite and our regulatory liquidity metrics.

Financial adaptability

We also consider our ability to change the amounts and timing of cash flows to respond to unexpected needs or opportunities. To determine our financial adaptability, we have considered our ability to:

•	Find new sources of finance

•	Get financial support from other Banco Santander group companies

•	Continue in business by reducing our operations or using different resources.

68	Abbey National Treasury Services plc 2015 Annual Report

Risk review

OUR LIQUIDITY POOL

Santander UK holds, at all times, a portfolio of unencumbered liquid assets to minimise its liquidity risk. Santander UK’s liquidity risk appetite and regulatory requirements determine the size and composition of this portfolio.

LCR eligible liquidity pool

This table shows the geographical distribution of the carrying value of the eligible liquidity pool held by the ANTS group and additional liquid assets held by the rest of the Santander UK group (to which the ANTS group has access through the cross guarantee and DoLSub arrangements described above) at 31 December 2015 and 2014:

2015	Held by the ANTS group							Held elsewhere in Santander UK
	UK £bn	USA £bn	EEA £bn		Other £bn		Total £bn	UK £bn	USA £bn	EEA £bn		Other £bn	Total £bn
Cash and deposits with central banks	—	2.2	—		—		2.2	13.7	—	—		—	13.7
Government bonds(3)	6.6	4.7	0.4	(1)	1.1	(2)	12.8	4.0	0.2	1.1	(1)	—	5.3
Supranational bonds and multilateral development banks(4)	—	—	—		—		—	0.1	0.6	—		0.5	1.2
Covered bonds (5)	—	—	—		—		—	0.3	0.1	1.1		0.6	2.1
Asset-backed securities (6)	—	—	—		—		—	0.5	—	0.1		0.1	0.7
Corporate bonds (7)	—	—	—		—		—	—	—	0.1		—	0.1
Equities	0.1	—	0.4		0.1		0.6	—	—	—		—	—

Eligible liquidity pool	6.7	6.9	0.8		1.2		15.6	18.6	0.9	2.4		1.2	23.1

2014
Cash and deposits with central banks	—	4.4	—		—		4.4	18.1	—	—		—	18.1
Government bonds(3)	5.3	3.2	0.1	(1)	0.1	(2)	8.7	3.9	—	0.5	(1)	—	4.4
Supranational bonds and multilateral development banks(4)	—	—	—		—		—	—	0.5	0.5		—	1.0
Covered bonds (5)	—	—	—		—		—	0.3	—	1.4		0.1	1.8
Asset-backed securities (6)	—	—	—		—		—	0.3	—	0.2		—	0.5
Corporate bonds (7)	—	—	—		—		—	—	—	—		—	—
Equities	0.4	—	0.1		0.1		0.6	—	—	—		—	—

Eligible liquidity pool	5.7	7.6	0.2		0.2		13.7	22.6	0.5	2.6		0.1	25.8

(1)	Consists of Germany of £0.9bn (2014: £0.6bn), Netherlands of £0.2bn (2014: £nil), France of £0.2bn (2014: £nil) and other countries of £0.2bn (2014: £nil).
(2)	Consists of Japan of £1.1bn (2014: £nil) and Switzerland of £nil (2014: £0.1bn).
(3)	Consists of AAA rated bonds of £11.6bn (2014: £8.4bn), AA+ rated bonds of £5.1bn (2014: £4.6bn), AA rated bonds of £0.3bn (2014: £0.1bn) and A rated bonds of £1.1bn (2014: £nil).
(4)	Consists of AAA rated bonds of £1.2bn (2014: £0.9bn) and AA+ rated bonds of £nil (2014: £0.1bn).
(5)	Consists of AAA rated bonds of £2.0bn (2014: £1.7bn), AA+ rated bonds of £0.1bn (2014: £nil) and A rated bonds of £nil (2014: £0.1bn).
(6)	Consists of AAA rated bonds of £0.7bn (2014: £0.5bn).
(7)	Consists of AA rated bonds of £0.1bn (2014: £nil).

Santander UK’s eligible liquidity pool consists of high-quality liquid assets included in the LCR.

The key qualifying criteria are:

•	Available cash and central bank reserves that we can draw

•

Government bonds or government-guaranteed bonds, but only if the issuer is a central government, central bank, local authority or a regional government of the European Economic Area (EEA) and other sovereigns. They must meet minimum credit ratings

•	Supranational bonds and multilateral development banks or issuances guaranteed by these bodies

•	Covered bonds. They must meet minimum credit ratings or residual weighted average lives, asset coverage levels, issue size and other criteria for local regulation

•

Senior tranches of asset-backed securities. These include RMBSs issued by an EEA country. They are subject to minimum credit ratings, loan-to-value levels, residual weighted average lives and exposure levels

•	Corporate bonds. They must meet minimum credit ratings, maximum tenor on issuance and size

•	Equity shares that are listed on major stock indices. They must meet type of issuer and minimum price volatility levels.

We regularly test the liquidity of our eligible liquidity pool, in line with PRA and Basel rules. We do this by realising some of the assets through repurchase or outright sale to the market. We make sure that over any 12-month period we realise a significant part of our eligible liquidity pool.

As well as our eligible liquidity pool, we have access to other unencumbered assets. These give us a source of contingent liquidity. We can realise some of these assets in a time of stress to create liquidity through repurchase or outright sale to the market.

2015 compared to 2014 (unaudited)

Late 2014 and the first half of 2015 saw an easing of monetary policy after the European Central Bank (ECB) announcement in January of a programme of sovereign bond purchases which is planned to continue until March 2017 or until a sustained adjustment to inflation is achieved. In addition, general concerns about global economic growth and the risk of deflation led other central banks to ease their monetary policy. This resulted in lower short-term interest rates and, with some volatility, longer-term rates.

Investor sentiment remained positive through the year, continuing the trend in 2014 of a search for enhanced yield and increased appetite for riskier assets. This positive trend was not significantly impacted by uncertainty surrounding Greece and the eurozone. In the second half of the year, focus shifted towards the economic situation in China and emerging markets. This saw a withdrawal of capital from these areas, and a focus on the timing and trajectory of rate increases in the US and the UK. Other geopolitical tensions did not have a discernible impact.

In 2015, Santander UK (including ANTS) continued to benefit from our strong liquidity position and conservative balance sheet structure.

Throughout 2015, Santander UK (including ANTS) maintained robust risk management controls to monitor and manage the levels of our eligible liquidity pool and encumbrance. Santander UK’s eligible liquidity pool significantly exceeded wholesale funding of less than one year.

Abbey National Treasury Services plc 2015 Annual Report	69

Risk review

OUR FUNDING STRATEGY AND STRUCTURE (unaudited)

Santander UK’s funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding.

Most of Santander UK’s funding comes from customer deposits. The rest is sourced from a mix of secured and unsecured funding in the wholesale markets. This means that we do not rely too heavily on wholesale funds, both medium and short-term. At the same time it makes sure our sources of funding are not too concentrated on any one product. We have checks and controls to limit our asset encumbrance from secured funding operations.

Santander UK’s base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. More than 90% of Santander UK’s total core retail customer liabilities are covered by the Financial Services Compensation Scheme (the FSCS).

Behavioural maturities

The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation that underpins the role of banks to lend long-term, but to fund themselves mostly with shorter-term liabilities, like customer deposits.

Santander UK achieves this by diversifying its funding operations across a wide customer base, both in numbers and by type of depositor. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than the contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress.

Santander UK models behaviour profiles using its experience of historical customer behaviour. Santander UK uses these behavioural maturities to determine the funds transfer pricing interest rates at which it rewards and charges its business units for sources and uses of funds. It applies this rate until a customer changes onto a different product or service offered by it or by one of its competitors.

Santander UK continues to improve the quality of its retail, commercial and wholesale deposits. Across all customer segments, Santander UK aims to deepen its customer relationships. It does this to lengthen the contractual and behavioural profile of its liability base. In Retail Banking, it supports this aim with attractive products such as the 1l2l3 World offering.

DEPOSIT FUNDING

Santander UK’s Retail Banking and Commercial Banking activities are mostly funded by customer deposits. The rest is funded by long-term debt and equity (including funding secured against its customer loans and advances).

WHOLESALE FUNDING

Composition of wholesale funding

Santander UK continues to have access to a variety of sources of wholesale funding in a range of currencies. This includes currencies available across a range of channels from:

•	Money markets

•	Repo markets

•	Senior unsecured, secured, medium-term and subordinated debt.

Santander UK is active in the wholesale markets and has direct access to both money market and long-term investors through its funding programmes. This makes its wholesale funding well diversified by product, maturity, geography and currency.

70	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Reconciliation of wholesale funding to the balance sheet

This table shows our primary wholesale funding sources, excluding short-term repos. It also reconciles our wholesale funding to our balance sheet at 31 December 2015 and 2014.

		Balance sheet line item
2015	Funding analysis £bn	Deposits by banks £bn		Debt securities in issue £bn	Financial liabilities at fair value £bn	Trading liabilities £bn
Deposits by banks (non-customer deposits)	1.0	—		—	—	1.0
CDs and Commercial Paper	7.2	—		7.2	—	—
Senior unsecured - public benchmark	13.4	—		13.4	—	—
- privately placed	6.0	—		4.0	2.0	—
Covered bonds	16.3	—		16.3	—	—
Securitisation & Structured issuance	3.7	2.6		—	—	1.1

Total wholesale funding	47.6	2.6		40.9	2.0	2.1
Repos	7.7	—		—	—	7.7
Foreign exchange and hedge accounting	(0.1)	—		(0.1)	—	—
Other	21.6	18.7	(1)	—	—	2.9	(2)

Balance sheet total	76.8	21.3		40.8	2.0	12.7

2014
Deposits by banks (non-customer deposits)	1.9	—		—	—	1.9
CDs and Commercial Paper	8.3	—		8.0	0.3	—
Senior unsecured - public benchmark	8.9	—		8.9	—	—
- privately placed	5.0	—		2.5	2.5	—
Covered bonds	17.7	—		17.7	—	—
Securitisation & Structured issuance	4.2	4.0		—	—	0.2

Total wholesale funding	46.0	4.0		37.1	2.8	2.1
Repos	8.4	—		—	—	8.4
Foreign exchange and hedge accounting	(0.3)	—		(0.3)	—	—
Other	18.2	13.4	(1)	—	—	4.8	(2)

Balance sheet total	72.3	17.4		36.8	2.8	15.3

(1)	Mainly consists of amounts due to Santander UK subsidiaries. See Note 24 to the Consolidated Financial Statements. Also includes other deposits.
(2)	Short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 26 to the Consolidated Financial Statements.

As well as deposit and wholesale funding, Santander UK has access to these UK Government schemes:

i) Funding for Lending Scheme (FLS)

The FLS is designed to boost lending to UK households and non-financial companies. It does this by giving funding to banks and building societies for an extended period – it links both the price and quantity of funding to the net UK non-financial sector lending over a specified period. The FLS lets participants borrow UK Treasury bills in exchange for eligible collateral in a drawdown window.

ii) Contingent Term Repo Facility (CTRF)

The CTRF gives short-term liquidity to the market through monthly auctions using eligible collateral as security.

iii) Indexed Long-Term Repo (ILTR)

The ILTR is aimed at banks, building societies and broker-dealers with a predictable need for liquid assets. The Bank of England offers funds via an ILTR operation once each calendar month, normally with a six-month maturity. Participants can borrow using eligible collateral as security.

For each of these schemes, eligible collateral includes all collateral that is eligible in the Bank of England’s Discount Window Facility.

2015 compared to 2014 (unaudited)

Together with our parent, Santander UK plc and its parent Santander UK Group Holdings plc, our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as to support our company credit ratings. As in 2014, the majority of our new issuance was in the unsecured markets.

2015 provided, on the whole, stable market conditions. Mid-year was dominated by market instability caused by uncertainty over Greece’s membership of the eurozone. In the second half of the year, we saw increased volatility due to the economic situation in China and emerging markets, and price pressures in the commodities market. However, the funding markets that we operate in continued to offer us economically viable sources of funding, with a balanced mix of unsecured and secured new issuances. Santander UK’s cost of wholesale funding continued to fall due to replacing more expensive MTF maturities with lower cost new issuance in the now lower spread environment. However, the cost of funding associated with issuances downstreamed from Santander UK Group Holdings plc is likely to offset this reduction in the future.

In 2015, Santander UK’s MTF issuance was £12.1bn (2014: £12.9bn).

Abbey National Treasury Services plc 2015 Annual Report	71

Risk review

CAPITAL RISK (unaudited)

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

Abbey National Treasury Services plc is incorporated in the UK. For capital purposes, we are subject to prudential supervision by the following regulators:

•	PRA: as we are a UK authorised banking group

•	ECB: as we are a member of the Banco Santander group. The ECB started to supervise the Banco Santander group in 2014 as part of the Single Supervisory Mechanism (SSM).

Although we (and Santander UK plc and Santander UK Group Holding plc) are part of the Banco Santander group, we do not have any guarantees from our parent Banco Santander SA and we operate as an autonomous subsidiary. As we are regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments.

Santander UK Group Holdings plc became the holding company of Santander UK plc in January 2014. From this date, Santander UK Group Holdings plc became the head of the Santander UK group for regulatory capital and leverage purposes.

The basis of consolidation for our capital disclosures is the same one we use for our consolidated financial statements.

Our approach to CRD IV

We apply Banco Santander SA’s approach to capital measurement and risk management for CRD IV. As a result, Abbey National Treasury Services plc is classified as a significant subsidiary of Banco Santander SA.

For more on the CRD IV risk measurement of our exposures, see Banco Santander SA’s Pillar 3 report.

2015 compared to 2014 (unaudited)

The Basel Committee on Banking Supervision produced revised standards for minimum capital requirements for market risk in January 2016. These standards, with other proposed revisions to the capital treatment of interest rate risk in the banking book, operational risk, credit risk standardised approaches and capital floors, have the potential to significantly impact the measurement of RWAs over the medium term. This could have a negative impact on our capital ratios.

Other negative impacts to our capital position are possible from EBA Regulatory Technical Standards, which continue to be produced to extend the CRD IV rules, and from changes to the UK Pillar 2 regime to be implemented by the PRA in 2016.

In addition, the Financial Stability Board (FSB) finalised proposals on TLAC and MREL requirements which define minimum levels of loss absorbency required for globally significant banking groups from 2019. These will apply to us as we are a subsidiary of the globally significant Banco Santander group. They will also be a factor in the Bank of England determination of the level of loss absorbing capacity we will need to have under the EU Bank Recovery and Resolution Directive (BRRD). We will need to ensure that we have enough capital and loss absorbing eligible liabilities to meet this level.

72	Abbey National Treasury Services plc 2015 Annual Report

Risk review

CAPITAL RISK MANAGEMENT

Santander UK’s (of which ANTS is a part) approach to capital management is centralised. We base it on our assessment of what the regulators ask of us, and the economic capital impacts of our business. We operate within the capital risk framework and appetite approved by our Board. This takes into account:

•	The commercial environment we operate in

•	Our strategy for each of our material risks

•	The potential impact of any adverse scenarios or stresses on our capital position.

As we do not benefit from any guarantees from our parent Banco Santander SA and we are an autonomous subsidiary, the Santander UK Board (and some subsidiary boards) are responsible for managing, controlling and assuring capital risk.

Santander UK plc, Abbey National Treasury Services plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 23 December 2015 (the Capital Support Deed) with certain other non-regulated subsidiaries of Santander UK plc and Santander UK Group Holdings plc. The parties to the Capital Support Deed constitute a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. The core UK group permission expires on 31 December 2018.

We quantify regulatory capital demand for credit, market, operational, pension obligation and securitisation risk in line with what the PRA requires of us.

OUR APPROACH TO CAPITAL RISK
•

Strategic capital risk management - each year Santander UK creates a capital plan, as part of its ICAAP. We forecast our regulatory and internal capital needs and capital resources based on our medium-term business plan. We also stress test our capital needs and resources using a set of macroeconomic scenarios.

•

Short-term, tactical capital risk management - we monitor and report regularly against our capital plan to identify any change in business performance that might affect our capital. Every month, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital.

•

Allocating capital resources - we decide how to allocate capital as part of Santander UK’s strategic planning process. We base our decisions on the relative returns on capital using both economic and regulatory capital measures.

•

Planning for severe periods of stress—Santander UK set out what action we would take if an extremely severe period of stress threatened our viability and solvency. This could include suspending dividends, selling assets, reducing some business activity and issuing more capital.

We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, and UK laws and regulations. Nothing from a practical or legal point of view stops us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries.

For more on our objectives, policies and processes for managing capital, see Note 40 to the Consolidated Financial Statements.

Abbey National Treasury Services plc 2015 Annual Report	73

Risk review

OPERATIONAL RISK (unaudited)

OPERATIONAL RISK MANAGEMENT

Operational risk is inherent in our business. As a result, we aim to manage it down to as low a level as possible, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service and regulatory obligations. Examples of operational risk events include:

•	Product mis-selling

•	Fraud

•	Process failures

•	System downtime

•	Damage to assets due to fire or flood.

Our approach to operational risk
•	Our operational risk framework helps us to manage risk in line with our business objectives. It also:

	•	Describes our operational risk model

	•	Sets out how we control and manage our operational risks within the Risk Appetite agreed by the Santander UK Board

	•	Helps our people understand their responsibilities

	•	Supports the identification, assessment, management and reporting of operational risk.

•

Our priority is to identify and reduce the risk of customer impact, financial loss or damage to reputation. We measure risk exposures and monitor risk events to help us set strategic and operational priorities.

•

We manage key risks in the interests of all our stakeholders. We respond to key developments in our business and in the environments in which we operate. We report risk events, and any required changes to controls, through our governance structure.

•

We apply the standardised approach for Pillar 1 operational risk capital needs. We use an internal model aligned to the CRD IV advanced measurement approach to assess Pillar 2 capital needs. We also use it to model operational risk losses we might incur under stressed conditions.

The key tools we use to manage operational risk are:

Key tools	Description
Operational risk and control assessments

Our business units identify and assess their operational risks to ensure that they are effectively managed and controlled within our Risk Appetite. They also ensure that we prioritise any actions needed.

New products and major change risk & control assessment	Every area identifies their risks and assesses their controls for adequacy, and formulates a plan to address any deficiencies noted.

Scenario analysis

We review the largest operational risks across our business. Each business area has a set of scenarios that it reviews and refreshes each year. This reflects changes to its risk profile, its operating environment and assessment against our Risk Appetite. The analysis gives us insight into rare but high impact events. It also allows us to better understand the potential impacts and to remediate issues. It helps us:

	•	Identify the events that would cause us the most financial, regulatory or reputational damage
	•	Take corrective action where the controls and assurance around a scenario were insufficient
	•	Assess capital adequacy needs.

Key risk indicators and key control indicators

We monitor key performance indicators against limits and triggers. This gives us early warning of potential risk exposures. It also allows us to create mitigation strategies. We use risk indicators to give us insight into our changing risk profile and to assess the performance of our key controls.

Loss data collection and incident management	We have processes to capture and analyse loss events. We use data from these processes to identify and correct control weaknesses. We also use root cause analysis to:

	•	Identify emerging themes
	•	Prevent or reduce the impacts of recurrence
	•	Support risk and control assessments, scenario analysis and risk reporting.
We escalate events to senior management and committees based on the impact on our finances, reputation or customers.

Reporting

Reporting is an integral part of how we manage risk. It ensures we identify, escalate and manage issues on a timely basis. We report exposures for each business area through monthly risk and control reports. These include details on risk exposures and how we plan to mitigate them. We prioritise events that have a material impact on our finances, reputation, or customers by reporting them to key executives.

Where appropriate, we use insurance products along with existing risk mitigation measures.

74	Abbey National Treasury Services plc 2015 Annual Report

Risk review

OPERATIONAL RISK REVIEW

Operational Risk Transformation Programme (ORTP)

The Santander UK Board approved a new Operational Risk Framework in 2014. We developed an ORTP to help us deliver it, which we are rolling out, including new technology, in phases to the end of 2016. This will enable us to achieve market best practice in our operational risk management. In 2015, we worked to:

•	Specify and support the needs for a new Santander UK Group Operational Risk Management system

•	Manage our Operational Risk Self-Assessment programme. This included recording and reporting through the new system

•	Complete our Scenario Analysis programme

•	Complete and embed our Operational Risk Assurance plan

•	Update the Santander UK operational risk appetite approach for Santander UK Board review and approval

•	Enhance our policies. These included operational resiliency, change management, and cyber risk.

Top operational risks

Our top operational risks at 31 December 2015 were:

Key risks	Description
Cyber risk

In recent years, we have seen an industry-wide increase in the risks from organised crime. Cyber fraud and deception scams are a major threat to us and our customers. The risk is high due to sustained threats and industry incidents, as well as rapid changes in the methods, targets and sophistication used.

In common with other financial institutions with a large customer base, we manage and hold confidential personal customer data, as well as a large number of assets. We are subject to a range of cyber attacks, such as denial of service, malware and phishing. Cyber attacks could give rise to the loss of customer data, other sensitive data, and liquid assets (including cash). Cyber attacks could also disable the systems we use to service our customers.

We continually monitor our systems for attempted cyber attacks and undertake a comprehensive range of cyber security tests designed to replicate real attacks. This approach allows us to assess the effectiveness of our technical and non-technical controls in preventing, detecting, responding to and recovering from a cyber attack.

We have established a response and recovery plan and we conduct exercises to ensure our employees are aware of how to respond before an attack occurs. Our incident escalation framework ensures timely reporting and escalation of incidents to senior leadership and the Santander UK Board. We work closely with other financial institutions, government agencies and security experts to review and improve our resilience, share data and take preventative measures in a timely manner.

In 2015, we continued to improve our systems, processes, controls and staff training to reduce cyber risk and enhance our data security.

Supplier management

Santander UK (including ANTS) has arrangements with Banco Santander group companies (including the provision of IT infrastructure, software development, and banking operations) and external outsourced service providers. We manage these relationships to minimise the possibility of disruption to our business as a result of the failure of a supplier. The consequences to our business of such a failure may be operational disruption, unlawful conduct, negative customer impact, financial loss or reputational damage.

In order to manage this risk we operate pre-contract selection to ensure that suppliers with whom we intend to conduct business meet our risk and control standard requirements. We also monitor and manage our ongoing supplier relationships to ensure our standards continue to be met.

Process change management

A key part of our business strategy is to develop and deliver new banking channels and products. These include mobile banking and third party payment products. The scale and pace of our plans increases our operational risk.

In addition, we face a large number of regulatory and legal changes, impacting all areas of our business. There is more on this in the Regulatory risk section. Our business units are reporting operational issues due to the volume and complexity of these changes.

These changes could have financial, customer, reputational and regulatory impacts if we do not manage them properly.

To address this in 2015, Santander UK:

	•	Appointed a Chief Transformation Officer to lead and coordinate our change programmes. Part of their role is to make sure that the risks are identified, assessed, managed and reported

	•	Required all major change programmes to assess operational risk before approval to proceed.

Abbey National Treasury Services plc 2015 Annual Report	75

Risk review

CONDUCT RISK (unaudited)

CONDUCT RISK MANAGEMENT

Conduct risk can be viewed as four key underlying risks:

Key risks	Description
Product risk	We offer products and services that do not give our customers the right outcomes.

Sales risk	We sell unsuitable products and services to customers, give them the wrong advice or do not give them enough information to make an informed decision.

After-sale and servicing risk	Failures of our controls and operations result in risk to customers:

• We do not provide appropriate after-sale communications to customers, making it difficult for them to contact us

• We fail to treat customers in financial difficulties fairly.

Culture risk	We do not maintain a culture where the customer is at the centre of what we do.

Our approach to conduct risk
•	We consider conduct risk as part of the governance around our key business decisions. To support this, our conduct risk framework sets out how we manage the risk. It includes:

	•	Key roles and responsibilities

	•	Our approach to risk culture and remuneration

	•	Formal governance, escalation lines and committee structures

	•	Our core control systems and processes.

•	We have embedded the key principles for managing conduct risk within The Santander Way in our strategy of being Simple, Personal and Fair to our customers.

•	All colleagues are made aware of their responsibilities for conduct risk. They are made accountable through objective setting, performance management and remuneration.

•	We aim to secure the best outcome for our customers. This means we have minimal tolerance for residual conduct risk. This allows us to pursue our business strategy without leading to poor customer outcomes.

•	We ensure ongoing assessment and management of conduct risks through our governance model:

	•	Product approval and ongoing oversight is a crucial control in the first line of defence

	•	Residual risks are managed through the conduct lifecycle and monitored by the second line

	•	Risk Appetite and policies are cascaded through the business after approval.

•	We have continued to enhance conduct risk identification, assessment, management and reporting across:

	•	Strategy: we use risk assessments in business planning to proactively identify conduct risks in our strategy

	•	Risk framework and policy: we have improved our documentation to give clearer guidance to the business

	•	Management information: we use this to help proactively identify and manage conduct risks

	•	Products: we have implemented a new product initiation process that gives early sight and acceptance, where appropriate, of conduct risks. We have also enhanced our ongoing monitoring through post-implementation and long-term reviews

	•	Culture: we have carried out training and communications in line with The Santander Way and the I AM Risk programmes to support cultural change and conduct risk awareness.

Conduct risk review

2015 compared to 2014 (unaudited)

Santander UK’s Conduct Risk Strategy Programme has delivered substantial improvements since it was set up in 2013. In 2015, we continued to enhance the way we report and monitor conduct risk. We also improved how we assess conduct risk in our business decisions. The Programme worked closely with, and input into, Santander UK’s wider cultural change initiatives. These included Simple, Personal and Fair, I AM Risk and the Santander behaviours, a new set of organisational behaviours that help us live The Santander Way.

We also carried out related initiatives to continue to improve the outcomes for our customers. We:

•	Implemented a framework and guidance for how we treat and help vulnerable customers

•	Simplified our retail product range. This made it easier for customers to understand and use them. It also simplified our sales and servicing processes

•

Improved our branch and distribution incentive schemes to focus away from volume and product-based incentives. It has also made delivering good outcomes for customers critical to successfully achieving the incentives.

Our key areas of focus for 2016 are:

•	Continuing to embed the conduct risk framework into our Commercial Banking and Global Corporate Banking businesses

•	Continuing to roll out our cultural change programme. This will also support embedding the framework across the business

•

Monitoring areas of higher risk arising from our business model and strategy. These include the risk of unintended detriment to some customers, and the increased risk of cyber attack and IT infrastructure resilience, as a result of our network transformation and digitalisation strategy.

76	Abbey National Treasury Services plc 2015 Annual Report

Risk review

OTHER KEY RISKS AND AREAS OF FOCUS

Other key risks

In this section, we describe how we manage our other key risks and discuss developments in the year. Our other key risks are:

•

Financial crime risk: the risk that we are used to legitimise the proceeds from criminal activity which conceal their true origins. This includes money laundering, financing terrorism, sanctions, and bribery and corruption

•

Strategic risk: the risk of significant loss or damage arising from strategic decisions that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments

•	Reputational risk: the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party

•	Regulatory risk: the risk of loss, through financial or reputational loss, from failing to comply with applicable codes and regulations

•	Model risk: the risk of loss arising from decisions mainly based on results of models, due to errors in their design, application or use.

Areas of focus

In this section, we provide more information on:

•

Country risk exposures: we analyse our on and off-balance sheet exposures, with a focus on the eurozone. We show our exposures to other Santander UK group companies and the wider Banco Santander group separately.

Abbey National Treasury Services plc 2015 Annual Report	77

Risk review

FINANCIAL CRIME RISK (unaudited)

Financial crime risk can arise in four key areas:

Key risks	Description
Money laundering	We are used by criminals to transform the proceeds of crime into seemingly legitimate money or other assets.

Terrorist financing	We are used by terrorists to deposit, distribute or collect funds that are used to fund their activity.

Sanctions	We do not identify payments, customers or entities that are subject to economic or international sanctions.

Bribery and corruption	We fail to put in place effective controls to prevent or detect bribery and corruption.

In 2015, financial crime was added as a key risk in our Risk Framework. This demonstrates the importance we place on it.

Our approach to financial crime risk
•

We recognise the critical importance of ensuring we are not used for the purposes of financial crime. We manage our financial crime risks in line with the financial crime risk framework and the financial crime risk appetite statement.

•

Our financial crime function strives to be world-class in predicting, detecting, preventing and, where possible, disrupting financial crime. We manage the risk through internal controls, policies, standards and procedures. We also monitor key risk indicators and management information. These are designed to ensure we comply with anti-money laundering (AML), counter terrorist financing, sanctions, and anti-bribery and corruption (ABC) laws, regulations and industry guidance.

•

We expect all our business units to manage their activities in line with the principles and guidance in our financial crime risk framework and to comply with our AML, sanctions and ABC policies and standards.

•	We monitor key regulatory developments and enhance our controls to comply with new or amended laws, regulations or industry guidance.

2015 compared to 2014 (unaudited)

In 2015, we continued to improve our financial crime controls, culture and awareness. As part of our Financial Crime Transformation Programme, we:

•	Enhanced our financial crime governance, oversight, training and awareness strategy

•	Upgraded our financial crime policies and standards

•	Established a revised governance structure which holds senior management to account

•	Strengthened our financial crime leadership team and staff

•	Introduced accountability statements for senior management

•	Improved our management data

•	Rolled out mandatory training to all staff, and introduced financial crime training tailored by role

•	Undertook financial crime business unit risk assessments to identify and prioritise risks

•	Enhanced our systems, controls and processes, including our automated controls.

78	Abbey National Treasury Services plc 2015 Annual Report

Risk review

STRATEGIC RISK (unaudited)

Similar to other risks, strategic risk can affect the long-term success and value of our business. It can arise from:

•	Having a partial picture of our environment. This can include the economy, new rules and regulations, customer demands, competitor activity, and changes in technology

•	Our business model becoming out of date due to material changes in our operating environment

•	Misunderstanding our own capabilities, position in the market, or ability to implement our strategy

•	Pursuing initiatives like acquisitions that might not fit with our business model, or ignoring opportunities that could boost it.

Our approach to strategic risk
•	Good governance - strategic risks are determined by Board and management decisions about our objectives and direction. We make sure our Board and management decision-making processes are very thorough. As such, our Board and senior management regularly review key issues we face and potential risks.

•	Clear strategy - we try to reduce risk by having a clear and consistent strategy. Our strategy takes account of our main stakeholders, sets out our vision and priorities, and how we achieve progress towards our goal of becoming the best bank. Importantly, our strategy is supported by strong values – what we call ‘The Santander Way’. It is based on our aim to be Simple, Personal and Fair in all we do. In other words, how we treat our people, care for our customers, serve our shareholders and support our communities. It is also reflected in our products and services.

•	Sound planning - we like to be prepared, so we try to plan well. We have simple and effective planning processes and regularly review our performance, products/services and strategy. Our planning helps us identify key risks and opportunities. It also helps us use our resources efficiently and find the best way to serve our customers. We closely track our business environment – such as changes in the economy, customer expectations, technology, regulatory and government policies. We also look at long-term trends and how they might affect us. Finally, our planning processes involve stakeholders both inside our business and outside Santander UK (customers, shareholders, communities) to make sure we capture a wide range of views.

•	Being customer-centric - we cannot say it often enough. Customers are at the heart of what we do. So we are constantly thinking about our customers, what they want from a bank, and the best way we can meet their ever-changing needs. We think this is one of the best ways to be a successful bank and manage strategic risks.

•	Robust risk management - we have a strong risk management framework. We also have a prudent risk appetite, which limits the risks we take and the services we are willing to provide. This is aligned with our balanced and customer-centric business model. So we provide straight-forward banking services aimed at helping our customers.

2015 compared to 2014 (unaudited)

Our business environment is always changing, and this affects the way we do business. In 2015, the key changes were:

•

The post-financial crisis regulatory agenda has led to significant change and with it high costs of regulatory compliance. One notable change involves Banking Reform, with major UK banks separating their wholesale and retail operations. Here, we have analysed the required changes and begun the work to structure ourselves to comply

•

The Competition and Markets Authority launched a market investigation into current accounts and lending to SMEs to decide if barriers to competition exist and, if so, how to address them. As a full-service scale challenger with a strong customer focus, Santander UK welcomes steps to combat inertia in personal and SME banking and promote competition

•

Competitive pressures have increased both from established players and new entrants. Our business model and strategy are customer-focused, adaptable, and innovative, so we believe we can thrive in this environment.

•	We are seeing rapid changes in customer expectations – adopting new technology and moving to digital channels. We are embracing these changes that offer benefits to our customers.

•	Overall, we embrace change and continue to make strong progress towards our strategic priorities.

Abbey National Treasury Services plc 2015 Annual Report	79

Risk review

REPUTATIONAL RISK (unaudited)

Reputational risk is inherent in our business. It can arise from our decisions and behaviour which may be against laws or regulations, or out of line with society’s standards, values and expectations. Examples of the sources of this risk are:

•	Failures in corporate governance or management

•	The actual or perceived way we do business

•	How our clients and those who represent us conduct themselves

•	How business is conducted in our industry.

Sustained damage to our reputation could have a material impact on our ability to operate fully. In turn, this could affect our financial performance and prospects.

Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.

Our approach to reputational risk
•	We set out the principles and responsibilities for identifying, assessing, managing and reporting this risk in our reputational risk framework.

•	We expect all our business units to manage their operations in line with this framework. We also expect our people to manage this risk in their own work by complying with our policies and guidelines.

•	We regularly review our policies and procedures to protect our reputation. We focus on developments across our industry, guidance from our regulators, best practice and the expectations of society.

•	We measure this risk through regular surveys of how we are perceived by our stakeholders. These include the media, government, regulators, customers and staff.

•

Formal committees oversee and direct our assessment:

•      Santander UK Board Risk Committee and Santander UK Executive Risk Committee oversee reputation issues as part of our overall Risk Appetite

•      Our Corporate Affairs and Marketing team, reporting to the Santander UK CEO, are challenged with monitoring, building and protecting our reputation and brand

•      Corporate Affairs and Marketing report regularly to our Santander UK Executive Committee on Corporate Social Responsibility, Sustainability and Public Affairs policies. They do this from an environment, community and sector point of view.

2015 compared to 2014 (unaudited)

In 2015, we further strengthened governance and culture across the business. We have:

•	Built on the substantial increase in resources and investment in the Compliance and Risk divisions in 2014

•

Continued to simplify our business to make it easier to manage. This included reducing the number of products and services we offered, identifying improved ways of working, simplifying complex processes as well as developing technology to improve our customers’ experience

•	Introduced The Santander Way Committee to further embed Simple, Personal and Fair

•	Developed a set of behaviours we expect all colleagues to embrace.

80	Abbey National Treasury Services plc 2015 Annual Report

Risk review

REGULATORY RISK (unaudited)

Regulatory risk arises mainly from failing to comply with relevant regulations and codes.

Our approach to regulatory risk
•

We categorise regulatory risk into financial (i.e. financial prudence) and non-financial (i.e. conduct risk, described previously). This is in line with the regulatory model in the UK, where financial institutions have two key supervisors: one focusing on prudential regulation (the PRA) and one focusing on conduct (the FCA).

•	We have no appetite for regulatory risk. To achieve this we set out the principles and responsibilities for identifying, assessing, managing and reporting this risk in our regulatory risk framework.

•	Our framework is supported by policies, processes and standards which provide the structure for us to operate in accordance with laws, regulations and voluntary codes which apply to our activities.

•

We monitor and report regulatory developments through formal governance committees. Our reporting captures all material regulatory reviews, investigations and developments. It also tracks the status of, and trends in, our key relationships with regulators.

2015 compared to 2014 (unaudited)

The level of regulatory risk remained high during 2015 as a result of regulatory and governmental bodies’ efforts to further enhance protection of consumers and market integrity through heightened supervision and regulatory change.

In common with much of the financial services industry, we continue to experience significant levels of regulatory scrutiny. Over the course of the year this included supervisory reviews, meetings and requests for information across business lines and customer sectors.

We carried out a number of regulatory-driven activities in 2015 in response to the evolving regulatory environment. We:

•

Made changes to comply with regulations that came into force during the year, including the recast Client Asset FCA Rulebook and Deposit Protection Rules. We also made changes to comply with the Volcker Rule (derived from the US Dodd-Frank Wall Street Reform and Consumer Protection Act)

•

Started activities to ensure compliance with future regulatory regime and rule changes. These included Banking Reform, ring-fencing, the new Accountability Regime and the Markets in Financial Instruments Directive II.

For more on regulatory developments, see the ‘Risk factors’ section.

MODEL RISK (unaudited)

Model risk can arise from flaws in our modelling techniques, or the incorrect use of a model.

Our approach to model risk
•	We manage model risk through a set of controls over the use of models throughout their lifecycle. We:

•	Maintain a central model inventory. This includes data on owners, uses and key dates

•	Assess how important each model is to our business

•	Identify key model owners, developers and independent reviewers and agree their responsibilities

•	Maintain a single approval body for model developments, updates and performance tracking

•	Report updates to risk forums and committees. This includes risk appetite metrics

•	Escalate to our senior management and committees if the predictive capability of a model deteriorates.

•

Our independent model validation unit helps mitigate model risk. It checks how a model is built and documented, and reviews the reasons for its construction. It also checks the external environment in which a model is released, giving as full a review as possible. The output of the review is presented with the model in the approval process.

2015 compared to 2014 (unaudited)

We have developed a framework to help improve the way we manage risks associated with the various models we use to make risk-based decisions. In 2015, we began to extend our model risk management practices throughout Commercial Banking, as well as into our Finance division. We identified the models we use in these areas and determined their importance to us. This will help us to compare our most important models across and within divisions.

Abbey National Treasury Services plc 2015 Annual Report	81

Risk review

COUNTRY RISK EXPOSURE

We manage our country risk exposure under our global limits framework. Within this framework, we set our Risk Appetite for each country, taking into account factors that may influence its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we think we need to. As an example, in recent years, we have increased our monitoring of exposures to eurozone counterparties. As part of this, we have selectively divested assets affected by events in those countries. We consider Santander UK group and Banco Santander group-related risk separately.

The tables below show our exposures at 31 December 2015 and 2014. Total exposures are the total of balance sheet and off-balance sheet values. We calculate balance sheet values in accordance with IFRS (i.e. after netting allowed under IFRS) except for credit provisions which have been added back. Off balance sheet values are undrawn facilities and letters of credit.

We classify geographical location according to country of risk—in other words, the country where each counterparty has its main business activity or assets. That is unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

We show the exposures by type of counterparty. The only exception is where exposures have been guaranteed by a sovereign. In that case we show them in the ‘Government guaranteed’ category. Due to the interest in the eurozone, we show those disclosures first and highlight them separately

The tables exclude exposures to other Santander UK group companies and other Banco Santander group companies. We show them separately in the ‘Balances with other Santander UK group companies’ and ‘Balances with other Banco Santander group companies’ sections.

2015	Central and local governments £bn	Government guaranteed £bn	Banks (2) £bn	Other financial institutions £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Italy	0.8	—	0.1	—	—	0.9
Ireland	—	—	—	0.1	0.5	0.6
Spain (excluding Santander)	—	—	0.2	—	—	0.2
Portugal	—	—	0.1	—	—	0.1
Greece	—	—	—	—	—	—
Other eurozone countries:
France	—	0.3	1.8	—	1.6	3.7
Germany	—	—	1.3	—	0.4	1.7
All other eurozone(3)	0.3	—	0.3	—	1.0	1.6

	1.1	0.3	3.8	0.1	3.5	8.8

All other countries:
UK	1.7	0.4	7.4	5.4	33.5	48.4
US	2.3	0.2	7.9	3.2	0.2	13.8
Japan	2.7	—	1.0	0.1	1.7	5.5
Switzerland	0.1	—	0.1	—	—	0.2
Denmark	—	—	—	—	0.2	0.2
All others(4)	—	—	0.6	0.4	0.6	1.6

	6.8	0.6	17.0	9.1	36.2	69.7

Total	7.9	0.9	20.8	9.2	39.7	78.5

(1)

Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes balances with central banks.
(3)	Includes The Netherlands of £0.8bn, Luxembourg of £0.2bn, Belgium and Finland. Exposure to Cyprus was £nil.
(4)	Includes Ukraine of £nil.

82	Abbey National Treasury Services plc 2015 Annual Report

Risk review

2014	Central and local governments £bn	Government guaranteed £bn	Banks (2) £bn	Other financial institutions £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Italy	0.9	—	0.1	—	—	1.0
Ireland	—	—	—	—	0.3	0.3
Spain (excluding Santander)	—	—	0.2	—	—	0.2
Portugal	—	—	—	—	—	—
Greece	—	—	—	—	—	—
Other eurozone countries:
France	—	0.4	1.7	—	—	2.1
Germany	0.2	—	1.5	—	0.3	2.0
All other eurozone(3)	—	—	0.3	—	1.1	1.4

	1.1	0.4	3.8	—	1.7	7.0

All other countries:
UK	3.4	0.4	9.1	4.6	28.2	45.7
US	4.7	0.2	9.6	1.0	0.1	15.6
Japan	3.8	—	0.1	0.1	1.1	5.1
Switzerland	0.7	—	0.4	—	—	1.1
Denmark	0.3	—	0.1	—	0.2	0.6
All others(4)	—	—	0.5	0.1	1.9	2.5

	12.9	0.6	19.8	5.8	31.5	70.6

Total	14.0	1.0	23.6	5.8	33.2	77.6

(1)

Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes balances with central banks.
(3)	Includes The Netherlands of £0.8bn, Luxembourg of £0.4bn, Belgium and Finland. Exposure to Cyprus was £nil.
(4)	Includes Ukraine of £nil.

2015 compared to 2014 (unaudited)

Key changes in sovereign and other country risk exposures in 2015 were:

•	An increase of £2.7bn in exposure to the UK to £48.4bn (2014: £45.7bn). This was largely due to an increase in commitments and undrawn facilities with corporate customers.

•

A decrease of £1.8bn in exposure to the US to £13.8bn (2014: £15.6bn). This was primarily due to a decrease in deposits at the US Federal Reserve as part of normal liquid asset portfolio management activity.

•	An increase of £1.6bn in exposure to France to £3.7bn (2014: £2.1bn). This was primarily due to increased trading assets held at fair value with corporate customers.

•	A decrease of £0.9bn in exposure to Switzerland to £0.2bn (2014: £1.1bn). This was primarily due to decreased trading assets held at fair value with banks and decreased balances held at central banks.

•

An increase of £0.4bn in exposure to Japan to £5.5bn (2014: £5.1bn). This was primarily due to the additional purchase of equity instruments listed in Japan as part of increased trading by Short Term Markets. These equity instrument risk exposures are hedged using derivative instruments.

•	Movements in the other country risk exposures were minimal.

Abbey National Treasury Services plc 2015 Annual Report	83

Risk review

Further analysis of sovereign debt and other country risk exposures

The tables below analyse our sovereign debt and other country risk exposures further. We show which exposures are accounted for on-balance sheet (analysed into those measured at amortised cost and fair value) and which are off-balance sheet.

We mainly classify our assets held at amortised cost as loans and advances to banks, loans and advances to customers, and loans and receivables securities. We have no held-to-maturity securities. We classify our assets held at fair value as either trading assets or designated as held at fair value through profit or loss. The only exceptions are government debt held for liquidity purposes, which we classify as available-for-sale securities. We have not reclassified any assets held at fair value.

Sovereign debt

2015	Assets held at amortised cost			Assets held at fair value
	Central and local governments £bn	Government guaranteed £bn	Total £bn	Central and local governments £bn	Government guaranteed £bn	Total £bn	Total balance sheet asset £bn	Commitments and undrawn facilities £bn	Total £bn
Eurozone countries:
Italy	—	—	—	0.8	—	0.8	0.8	—	0.8
France	—	—	—	—	0.3	0.3	0.3	—	0.3
Germany	—	—	—	—	—	—	—	—	—
All other eurozone	—	—	—	0.3	—	0.3	0.3	—	0.3

	—	—	—	1.1	0.3	1.4	1.4	—	1.4

All other countries:
Japan	—	—	—	2.7	—	2.7	2.7	—	2.7
US	2.2	—	2.2	0.1	0.2	0.3	2.5	—	2.5
UK	—	—	—	1.7	0.4	2.1	2.1	—	2.1
Switzerland	—	—	—	0.1	—	0.1	0.1	—	0.1
Denmark	—	—	—	—	—	—	—	—	—

	2.2	—	2.2	4.6	0.6	5.2	7.4	—	7.4

2014
Eurozone countries:
Italy	—	—	—	0.9	—	0.9	0.9	—	0.9
France	—	—	—	—	0.4	0.4	0.4	—	0.4
Germany	—	—	—	0.2	—	0.2	0.2	—	0.2
All other eurozone	—	—	—	—	—	—	—	—	—

	—	—	—	1.1	0.4	1.5	1.5	—	1.5

All other countries:
Japan	—	—	—	3.8	—	3.8	3.8	—	3.8
US	4.4	—	4.4	0.3	0.2	0.5	4.9	—	4.9
UK	—	—	—	3.4	0.4	3.8	3.8	—	3.8
Switzerland	—	—	—	0.7	—	0.7	0.7	—	0.7
Denmark	—	—	—	0.3	—	0.3	0.3	—	0.3

	4.4	—	4.4	8.5	0.6	9.1	13.5	—	13.5

We have no direct sovereign exposures to any other countries. We have not recognised any impairment losses for sovereign debt held at amortised cost.

We have no exposures to credit default swaps (either written or purchased) or other instruments directly referenced to sovereign debt.

84	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Other country risk exposures(1)

2015	Assets held at amortised cost				Assets held at fair value(2)
	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total balance sheet asset £bn	Commitments and undrawn facilities £bn(3)	Total £bn
Eurozone:
Peripheral eurozone countries:
Ireland	—	0.1	0.1	0.2	—	—	0.2	0.2	0.4	0.2	0.6
Spain	—	—	—	—	0.2	—	—	0.2	0.2	—	0.2
Italy	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Portugal	0.1	—	—	0.1	—	—	—	—	0.1	—	0.1
Other eurozone countries:
France	—	—	—	—	1.8	—	1.6	3.4	3.4	—	3.4
Germany	—	—	—	—	1.3	—	0.4	1.7	1.7	—	1.7
Other	—	—	0.2	0.2	0.3	—	0.1	0.4	0.6	0.7	1.3

	0.1	0.1	0.3	0.5	3.7	—	2.3	6.0	6.5	0.9	7.4

All other countries:
UK	0.8	0.4	13.2	14.4	6.6	5.0	7.7	19.3	33.7	12.6	46.3
US	0.2	0.4	—	0.6	7.7	2.8	0.1	10.6	11.2	0.1	11.3
Japan	0.9	—	—	0.9	0.1	0.1	1.7	1.9	2.8	—	2.8
Denmark	—	—	—	—	—	—	—	—	—	0.2	0.2
Switzerland	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Other	—	0.2	—	0.2	0.6	0.2	0.1	0.9	1.1	0.5	1.6

	1.9	1.0	13.2	16.1	15.1	8.1	9.6	32.8	48.9	13.4	62.3

2014
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	0.1	0.1	—	—	0.1	0.1	0.2	0.1	0.3
Spain	—	—	—	—	0.2	—	—	0.2	0.2	—	0.2
Italy	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Portugal	—	—	—	—	—	—	—	—	—	—	—
Other eurozone countries:									—
France	—	—	—	—	1.7	—	—	1.7	1.7	—	1.7
Germany	—	—	0.1	0.1	1.5	—	0.2	1.7	1.8	—	1.8
Other	—	—	0.3	0.3	0.3	—	0.1	0.4	0.7	0.7	1.4

	—	—	0.5	0.5	3.8	—	0.4	4.2	4.7	0.8	5.5

All other countries:
UK	0.7	0.4	11.4	12.5	8.4	3.8	6.4	18.6	31.1	10.8	41.9
US	0.7	—	—	0.7	8.9	1.0	—	9.9	10.6	0.1	10.7
Japan	—	—	—	—	0.1	0.1	1.1	1.3	1.3	—	1.3
Denmark	—	—	—	—	0.1	—	—	0.1	0.1	0.2	0.3
Switzerland	—	—	—	—	0.4	—	—	0.4	0.4	—	0.4
Other	—	0.1	1.1	1.2	0.5	—	0.2	0.7	1.9	0.6	2.5

	1.4	0.5	12.5	14.4	18.4	4.9	7.7	31.0	45.4	11.7	57.1

(1)	Excluding Banco Santander and other Banco Santander group companies.
(2)

The assets held at fair value were presented as either trading assets or designated as held at fair value through profit or loss. We did not hold any significant available-for-sale securities, except for government debt held for liquidity purposes, as described on the previous page.

(3)	Of which £13.9bn (2014: £12.1bn) is presented in Corporate and £0.4bn (2014: £0.4bn) is presented in Other financial institutions.

Commitments and undrawn facilities are mainly formal standby facilities and credit lines in our Commercial Banking operations. For the key terms of formal standby facilities, credit lines and other commitments, see Note 32 to the Consolidated Financial Statements.

For maturity analyses of our assets held at amortised cost, see Note 38 to the Consolidated Financial Statements.

Abbey National Treasury Services plc 2015 Annual Report	85

Risk review

Peripheral eurozone countries

In this section we discuss our direct and indirect exposures to the peripheral eurozone at 31 December 2015 and 2014 by type of financial instrument. We exclude balances with other Santander UK group and other Banco Santander group companies which we show separately below.

Our exposures arise mainly in the large corporate portfolio with large multinational companies and financial institutions. We monitor these regularly as part of our overall risk management process. The large corporate portfolio is mainly multinational UK companies whose assets, operations and profits are geographically diversified. The rest of the Commercial Banking portfolio is mainly UK-based with no material peripheral eurozone exposure. We mitigate the risk further by using covenants.

We mitigate the risk from indirect exposures from our transactions with financial institutions by their short-term tenor, by margin calls and collateral, and by using standard legal agreements that allow offsetting. We mitigate the risk from indirect exposures from our transactions with other corporates with standard guarantees and the fact that the companies’ assets, operations and profits are geographically well diversified.

Direct exposures to peripheral eurozone countries

Balances with Italy at 31 December 2015 were trading assets issued by central and local governments of £0.8bn (2014: £0.9bn) and derivative assets issued by banks of £0.1bn (2014: £0.1bn).

Balances with Ireland at 31 December 2015 were loans and advances to corporate customers of £0.2bn (2014: £0.1bn), assets held at fair value with corporate customers of £0.2bn (2014: £0.1bn), and commitments and undrawn facilities with corporate customers of £0.2bn (2014: £0.1bn).

Balances with Spain at 31 December 2015 were derivative assets issued by banks of £0.2bn (2014: £0.2bn).

Balances with Portugal at 31 December 2015 were loans and advances to banks of £0.1bn (2014: £nil).

Indirect exposures to peripheral eurozone countries

These exposures exist where our direct counterparties outside the peripheral eurozone have a direct exposure to the peripheral eurozone. We identify these exposures as part of our ongoing analysis and monitoring of our counterparty base. We do this by reviewing financial data to determine countries where the main parts of their assets, operations or profits arise.

Our indirect exposures to the peripheral eurozone come from a small number of loans to large multinational UK companies that derive some of their profits from the peripheral eurozone; trading and hedging transactions with financial institutions in the UK and Europe that derive some of their profits from or have assets in the peripheral eurozone; and a small number of loans to other companies which have operations in, or profits from, the peripheral eurozone. We have no significant indirect exposure to the peripheral eurozone in our retail business.

Redenomination risk (unaudited)

We consider the total dissolution of the eurozone to be extremely unlikely. We also believe widespread redenomination of our euro-denominated assets and liabilities is highly improbable. However, we have analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that would be implemented. It is not possible to predict what the total financial impact on us might be of this.

Determining which balances would be legally redenominated is complex and depends on a number of factors. These factors include the precise exit scenario. This is because the effects on contracts of a disorderly exit or one sanctioned under EU law may differ. We monitor these risks and have taken steps to mitigate them and/or reduce our overall exposure to losses that might arise in the event of a redenomination. We have done this by reducing our balances and funding mismatches. As part of maintaining a diverse funding base, we raise funding in a number of currencies, including euro, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.

Our net asset position denominated in euro, reflecting assets and liabilities and related swaps (which are mainly cross-currency derivatives entered into to swap funding raised in euro into sterling for reasons set out above) in connection with contracts denominated in euro, was net assets of £2.1bn at 31 December 2015 (2014: net liabilities of £1.9bn). This was debt securities (covered bonds) of £22.5bn (2014: £20.0bn) we issued as part of our medium-term funding activities, net loans and advances to other Santander UK group companies of £18.7bn (2014: £15.8bn) (principally representing the on lending of these net funds to other Santander UK group companies), net repo liabilities of £1.9bn (2014: £2.8bn), other deposits of £13.9bn (2014: £7.8bn), other loans and securities of £4.9bn (2014: £2.9bn), and related swap assets of £16.8bn (2014: £10.0bn) which swap the euro exposures into sterling to ensure our assets and liabilities are currency matched in sterling.

Our exposures to individual eurozone countries and total exposures to eurozone counterparties, including any euro-denominated contracts, are set out earlier in this section.

86	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Balances with other Santander UK group companies

We enter into transactions with other Santander UK group companies in the ordinary course of business. We provide treasury, corporate and wholesale banking services to the wider Santander UK group, of which we are a significant part. We are also the treasury support function for the Santander UK group. In this regard, our role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, we are one of the main debt issuance vehicles in the Santander UK group. Excluding the cross guarantee given on behalf of the Company’s parent, at 31 December 2015 and 2014 we had gross balances with other Santander UK group companies as follows:

2015	Banks £bn	Other financial institutions £bn	Total £bn
Assets:
- UK	22.3	19.0	41.3

	22.3	19.0	41.3

Liabilities:
- UK	(22.7)	(1.3)	(24.0)
- Jersey(1)	—	—	—

	(22.7)	(1.3)	(24.0)

2014
Assets:
- UK	12.0	26.7	38.7

	12.0	26.7	38.7

Liabilities:
- UK	(13.4)	(1.9)	(15.3)
- Jersey(1)	(2.2)	—	(2.2)

	(15.6)	(1.9)	(17.5)

(1)	On 1 June 2015, the deposit taking business of Abbey National International Limited (ANIL) was transferred to Santander UK plc Jersey branch.

The above balances with other Santander UK group companies at 31 December 2015 and 2014 mainly arose from ANTS’s role as treasury support function for the Santander UK group.

Abbey National Treasury Services plc 2015 Annual Report	87

Risk review

Balances with other Banco Santander group companies outside the Santander UK group

We enter into transactions with other Banco Santander group companies outside the Santander UK group. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. This is done substantially on the same terms as for similar transactions with third parties. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander group companies. We conduct these activities in a way that manages the credit risk within limits acceptable to the PRA. At 31 December 2015 and 2014, we had gross balances with other Banco Santander group companies outside the Santander UK group as follows:

2015	Banks £bn	Other financial institutions £bn	Total £bn
Assets:
- Spain	1.4	—	1.4
- UK	—	0.5	0.5
- Chile	0.3	—	0.3
- Ireland	—	—	—
- Norway	—	—	—

- Other < £100m Individually	0.3	—	0.3

	2.0	0.5	2.5
Liabilities:
- Spain	(1.9)	—	(1.9)
- Chile	(0.3)	—	(0.3)
- Ireland	—	—	—
- Italy	—	—	—
- Norway	—	—	—
- Other < £100m Individually	(0.2)	(0.1)	(0.3)

	(2.4)	(0.1)	(2.5)

2014	Banks £bn	Other financial institutions £bn	Total £bn
Assets:
- Spain	2.1	0.1	2.2
- UK	—	—	—
- Chile	0.2	—	0.2
- Ireland	0.1	—	0.1
- Norway	0.1	—	0.1
- Other < £100m Individually	0.1	0.1	0.2

	2.6	0.2	2.8

Liabilities:
- Spain	(2.3)	—	(2.3)
- Chile	(0.2)	—	(0.2)
- Ireland	(0.1)	—	(0.1)
- Italy	(0.1)	—	(0.1)
- Norway	(0.1)	—	(0.1)
- Other < £100m Individually	—	(0.1)	(0.1)

	(2.8)	(0.1)	(2.9)

88	Abbey National Treasury Services plc 2015 Annual Report

Governance

BOARD OF DIRECTORS

NON-EXECUTIVE DIRECTORS

Chris Sullivan

Chris Sullivan (58) was appointed Non-Executive Director of the Company on 1 February 2016. Chris joins Santander UK as our CEO of the Corporate and Commercial Business. He brings a wealth of experience to this role having spent 40 years with the Royal Bank of Scotland and NatWest, including as Chief Executive of their Corporate Banking Division between 2009 and 2013. During this period, he rebuilt the RBS Large Corporate and SME Banking businesses, championing the return to professional qualified bankers and introducing new propositions in SME Banking for Entrepreneurs and Women in Business. He also had oversight of Lombard, RBS Invoice Finance and Global Transaction Services.

Chris was recognised as the 2011 European Diversity Champion of the Year for outstanding work as a champion of equality, diversity and inclusion across the RBS Group, and received a Lifetime Achievers Award from the European Leasing Association in 2014. He is a member of the Westminster Abbey Investment Committee and a Non-Executive Board member of the Goodwood Estates and the charity Centrepoint. Chris earned his Fellowship of Chartered Institute of Bankers Scotland for his services to Scottish Banking in various roles throughout his career.

EXECUTIVE DIRECTORS

Marcelo Castro Zappa

Chief Executive Officer

Marcelo Castro Zappa (54) was appointed as an Executive Director of the Company on 15 July 2015. He was also appointed as the Head of Santander Global Corporate Banking UK Division in January 2015 with responsibility for managing model and strategy in the UK within the bank’s Risk Appetite.

Marcelo’s career with Banco Santander began in 1986 when he created a Treasury operation at Banco Santander, Argentina. In 1997 he became the CFO of Banco Santander Rio and a member of the Board in 2000. In 2004, Marcelo was appointed Head of European Treasury for Santander Central Hispano Bank and in 2006 he held the position of Head of Global Banking & Markets in New York. Marcelo was appointed CFO of Global Banking & Markets at Banco Santander in 2008.

Antonio Roman

Director

Antonio Roman (48) was appointed as an Executive Director of the Company on 31 July 2014. He is also Chief Financial Officer of Santander UK plc. Antonio has extensive financial services experience across a wide range of areas including Finance, Investor Relations and Retail Banking. He was appointed Treasurer of Santander UK plc in 2014, with responsibility for the management of interest risk, liquidity, funding, economics and investor relations. Prior to that Antonio joined Banesto SA in 2011 as Head of Financial Management and in 2013 joined Santander UK plc as a Deputy Treasurer. Antonio also worked for Grupo Caja Madrid where he served as Financial Controller from 2007 to 2010.

Karim Hajjaji

Director

Karim Hajjaji (53) was appointed Executive Director of the Company on 26 November 2015. Karim joined the Banco Santander group upon his appointment as Global Chief Operating Officer of Banco Santander SA in April 2014. He is also a member of the Executive Committee of Santander Global Corporate Banking.

Formerly, Karim held the position of Global COO & CFO – Société Générale Group GIMS Division, where he was responsible for business development, efficiency programmes and supervision of finance, strategy, HR, IT communication, risk, legal and compliance. He was also CFO and a member of the Executive Committee of Societe Generale Americas covering Corporate and Investment Banking in the US, Canada and LATAM.

No Director has a service contract with the company that provides benefits on termination of their position as a Director of Abbey National Treasury Services plc.

Abbey National Treasury Services plc 2015 Annual Report	89

Governance

Directors’ Report

INTRODUCTION

The Directors have pleasure in submitting their report together with the financial statements for Abbey National Treasury Services plc (the Company), and its subsidiaries (together ANTS or the ANTS group) for the year ended 31 December 2015.

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

HISTORY

ANTS was established in 1989 for the purpose of managing the liquidity, risk management and wholesale banking needs of Abbey National plc (subsequently renamed Santander UK plc) and its subsidiaries (collectively, Santander UK or the Santander UK group).

In 1997, Abbey National plc acquired the business and assets of Cater Allen Holdings plc (CAH) for £195m. The synergies between the ANTS group and the Cater Allen business provided the ANTS group with opportunities for growth in strategically important markets with Cater Allen’s then principal businesses comprising money markets, a sharedealing service and onshore and offshore retail banking.

In 2010, all of the business and assets of Cater Allen International Limited, a subsidiary of CAH, and a significant participant in the repo and wholesale money markets, were transferred to the Company. The principal purpose of the transfer was to increase the efficiency of the ANTS group and the Santander UK group. No gain or loss was recognised on the transfer.

On 12 November 2004, Banco Santander SA, a company incorporated in Spain, completed the acquisition of the entire issued ordinary share capital of the parent company of ANTS, Santander UK plc, at which point the Company became an indirect subsidiary of Banco Santander SA.

CORPORATE STRUCTURE

The Company is a wholly-owned subsidiary of Santander UK plc, which is a subsidiary of Santander UK Group Holdings plc which, in turn, is a wholly owned subsidiary of Banco Santander SA. The ordinary shares of the Company are not traded on the London Stock Exchange. A full list of the subsidiaries of the Company, the nature of each subsidiary’s business and details of branches is presented in the Shareholder information section of this Annual Report.

Structural relationship of ANTS and Santander UK with the Banco Santander group – the ‘subsidiary model’

The Banco Santander group operates a ‘subsidiary model’. This model involves autonomous units, such as Santander UK (of which ANTS is a part), operating in core markets, with each unit being responsible for its own liquidity, funding and capital management on an ongoing basis. The model is designed to minimise the risk to the Banco Santander group and all its units from problems arising elsewhere in the Banco Santander group. The subsidiary model means that Banco Santander SA has no obligation to provide any liquidity, funding or capital assistance, although it enables Banco Santander SA to take advantage selectively of opportunities. As a PRA regulated entity, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis.

Under the subsidiary model, Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this by relying on the strength of its own balance sheet and profitability and its own network of investors. Santander UK does not rely on a guarantee from Banco Santander SA or any other member of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries) to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries).

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

90	Abbey National Treasury Services plc 2015 Annual Report

Governance

RESULTS AND DIVIDENDS

The consolidated profit after tax for the year was £266m (2014: £121m). The Directors do not recommend the payment of a final dividend for 2015 (2014: £nil) on the ordinary shares in issue. An interim dividend of £nil (2014: £nil) was paid on the ordinary shares in issue during the year.

Details of ANTS’s activities and business performance during 2015 are set out in the Strategic report on page 2 and the Financial review on pages 5 to 22.

EVENTS AFTER THE BALANCE SHEET DATE

There were no events after the balance sheet date.

SHARE CAPITAL

Details of the Company’s share capital, including the rights and restrictions that apply to each class of shares, can be found in Note 33 to the Consolidated Financial Statements which are incorporated by reference into this report. The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association and as determined by the UK Companies Act 2006.

SUBSIDIARIES AND BRANCHES

ANTS has branch offices in the US and the Cayman Islands. For further information, see the Shareholder information section of this Annual Report.

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

DIRECTORS

The names and biographical details of the current Directors are set out on page 89 and are incorporated into this report by reference. The details of their remuneration are set out in the notes as indicated below. At 31 December 2015, the Board comprised three Executive Directors. Chris Sullivan was appointed Non-Executive Director on 1 February 2016. For each Director, the date of appointment is shown below:

Name of Director	Date of appointment
Antonio Roman	31 July 2014
Marcelo Castro Zappa (Chief Executive Officer)	15 July 2015
Karim Hajjaji	26 November 2015
Chris Sullivan (Non-Executive)	1 February 2016

During the year, the following directors resigned:

Name of Director	Title	Date of resignation
David Green	Director	31 December 2015
Stephen Jones	Director	30 October 2015
Steve Pateman Jacques Ripoll	Director Director	2 October 2015 15 July 2015
John Hennessy	Director	13 April 2015

None of the Directors have service contracts with the ANTS group. All are employed by companies within the Banco Santander group and have employment contracts which are for an indefinite term. A Director may be paid instead of being required to work during their notice period. None of the Directors’ employment contracts provide for benefits to be paid on termination of employment other than for redundancy.

Directors are appointed and retired in accordance with the Company’s Articles of Association and the UK Companies Act 2006. The Company does not require the Directors to offer themselves for re-election every year, or that new Directors appointed by the Board offer themselves for election at the next Annual General Meeting.

Abbey National Treasury Services plc 2015 Annual Report	91

Governance

DIRECTORS’ REMUNERATION, RETIREMENT BENEFITS, INTERESTS AND RELATED PARTY TRANSACTIONS (audited)

Details of aggregate remuneration received by the Directors of the Company in 2015 and 2014 are found in Note 36 to the Consolidated Financial Statements. The remuneration, excluding pension contributions, of the highest paid Director and details of Director participation in defined benefit pension schemes are contained in Note 36 to the Consolidated Financial Statements. For a description and details of related party transactions, see Note 37 to the Consolidated Financial Statements.

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

BOARD COMMITTEES

Santander UK plc maintains a standing Board Audit Committee, Board Risk Committee, Board Remuneration Committee and Board Nomination Committee, the responsibilities of which cover the Santander UK group as a whole, including the Company. Further information regarding these committees and their membership is included in the Annual Reports of Santander UK Group Holdings plc and Santander UK plc.

EMPLOYEES

We continue to ensure that our remuneration policies are consistent with our strategic objectives and are designed with the long-term success of the Company in mind. In doing so we aim to attract and retain the most talented and committed people with first class development schemes and a customer-focused culture that empowers people, values individuality and encourages collaboration. A highly motivated and engaged workforce provides the best service for our customers.

Employee involvement

Communication

The ANTS group participates in Santander UK’s policies and wants to involve and inform employees on matters that affect them. The intranet is a focal point for communications with daily updates on what is happening across Santander UK (including ANTS). The ‘We are Santander’ website connects staff to all the information they need about working for Santander UK (including ANTS). ANTS also uses face-to-face communication, such as team meetings, regional roadshows and annual staff conventions for strategic updates. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the ANTS group’s performance. ANTS considers employees’ opinions and asks for their views on a range of issues through regular Company-wide surveys.

Consultation

Santander UK (including ANTS) has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (CWU). Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals and change initiatives within the business at both national and local levels.

Employee share ownership

Santander UK (including ANTS) continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (Sharesave) Scheme and a Share Incentive Plan (SIP), the latter of which allows employees to purchase Banco Santander SA shares from gross salary. Eligible senior management can participate in a Banco Santander group long-term incentive plan. See Note 36 to the Consolidated Financial Statements for a description of the plans and the related costs and obligations.

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

92	Abbey National Treasury Services plc 2015 Annual Report

Governance

CODE OF ETHICAL CONDUCT

Santander UK (including ANTS) is committed to maintaining high ethical standards – adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are further reflected in Santander UK’s Code of Ethical Conduct published in March 2014, which sets out the standards expected of all employees, and supports The Santander Way and Santander UK’s (including ANTS) commitment to being Simple, Personal and Fair.

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

These terms and conditions require that employees must:

•	Abide by all relevant laws and regulations

•	Act with integrity in all their business actions on the ANTS group’s behalf

•	Not use their authority or office for personal gain

•	Conduct business relationships in a transparent manner and

•	Reject all improper practices or dealings they may be exposed to.

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

Santander UK (including ANTS) meets these requirements through its Code of Ethical Conduct, the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FCA’s Principles for Business, and the FCA’s Principles and Code of Practice for Approved Persons, with which the CEO and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the FCA may want to know about. ANTS provides a copy of these documents to anyone, free of charge, on application to the address on page 185.

POLITICAL CONTRIBUTIONS

In 2015 and 2014, no contributions were made for political purposes and no political expenditure was incurred.

SUPERVISION AND REGULATION

ANTS is authorised by the PRA and regulated by the FCA and the PRA. Various of its subsidiaries and associates are also authorised by the PRA or the FCA and regulated by the FCA and/or the PRA.

While the ANTS group operates primarily in the UK, it is also subject to the laws and regulations of the other jurisdictions in which it operates, such as the requirements of the SEC for its activities in the US.

The key regulatory requirements as related to its material risk factors (including supervision and regulatory risks and risks relating to taxation) are described in the Risk factors section on pages 164 to 184.

Further details on the impact of regulatory developments on liquidity and capital can be found in the Risk review on pages 65 to 73.

RISK MANAGEMENT AND INTERNAL CONTROLS

The ANTS group’s risks are managed on a group level by Santander UK plc. Details of the Risk Framework and system of internal controls for risk management can be found in the Risk review.

The ANTS group has evaluated, with the participation of its Chief Executive Officer and Principal Financial Officer the effectiveness of the ANTS group’s disclosure controls and procedures at 31 December 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the ANTS group’s evaluation, the Chief Executive Officer and the Principal Financial Officer have concluded that, at 31 December 2015, the ANTS group’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the ANTS group in the reports that the ANTS group files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the ANTS group’s management, including the Chief Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Abbey National Treasury Services plc 2015 Annual Report	93

Governance

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a component of an overall system of internal control. The ANTS group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and as endorsed by the European Union.

The ANTS group’s internal control over financial reporting includes:

•	Policies and procedures that relate to the maintenance of records that fairly and accurately reflect the transactions and disposition of assets

•

Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management

•

Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management is responsible for establishing and maintaining adequate internal control over the financial reporting of the ANTS group. Management assessed the effectiveness of the ANTS group’s internal control over financial reporting at 31 December 2015 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in May 2013 (the 2013 Framework).

Based on this assessment, management believes that, at 31 December 2015, ANTS’s internal control over financial reporting was effective.

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

GOING CONCERN

The Directors confirm that they are satisfied that the ANTS group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis of accounting in preparing the financial statements.

As outlined above, the ANTS group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategic report. The financial position of the ANTS group, its cash flows, liquidity position and borrowing facilities are set out in the Financial review. In addition, Note 40 to the Consolidated Financial Statements includes the ANTS group’s objectives, policies and processes for managing its capital. As also outlined above, in respect of the principal risks and uncertainties facing the ANTS group, both financial and non-financial risks are described in the Risk review, and material risk factors are described in the Risk factors in the Shareholder information section of this Annual Report.

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

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2017 under a deed poll guarantee entered into by the Company on 5 June 2015. On 8 May 2015, Santander UK plc entered into a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 30 June 2017.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 23 December 2015 (the Capital Support Deed) with certain other non-regulated subsidiaries of Santander UK plc and Santander UK Group Holdings plc. The parties to the Capital Support Deed constitute a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. The core UK group permission expires on 31 December 2018.

The Company, Santander UK plc, and Cater Allen Limited form the Domestic Liquidity Sub-group (DoLSub) under the PRA’s regulatory liquidity rules. Each member of the DoLSub is required to support the others by transferring surplus liquidity in times of stress. The same arrangement existed before October 2015 under the Defined Liquidity Group rules of the PRA in place until that date.

After making enquiries, the Directors have a reasonable expectation that the Company and the ANTS group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis of accounting in preparing the Annual Report.

94	Abbey National Treasury Services plc 2015 Annual Report

Governance

RELEVANT AUDIT INFORMATION

Each of the Directors at the date of approval of this report confirms that:

•	So far as the Director is aware, there is no relevant audit information of which the ANTS group’s auditor is unaware and

•

The Director has taken all steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the ANTS group’s auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the UK Companies Act 2006.

DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report including the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the International Accounting Standards (IAS) Regulation to prepare the group financial statements under IFRS, as adopted by the EU, and have also elected to prepare the parent company financial statements in accordance with IFRS, as adopted by the EU. The financial statements are also required by law to be properly prepared in accordance with the UK Companies Act 2006 and Article 4 of the IAS Regulation. In addition, in order to meet certain US requirements, the Directors are required to prepare the ANTS group’s financial statements in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).

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

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. However, the Directors are also required to:

•	Properly select and apply accounting policies

•	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information

•

Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance and

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

AUDITOR

Deloitte LLP will step down from their office of auditor at the conclusion of the forthcoming Annual General Meeting and the Board will recommend that Members appoint PricewaterhouseCoopers LLP from the conclusion of the meeting.

Deloitte’s reports in the past two years

During the two years ended 31 December 2015 and 2014, Deloitte did not issue any reports on the financial statements of Abbey National Treasury Services plc that contained an adverse opinion, or a disclaimer of opinion, nor were the auditors’ reports of Deloitte qualified or modified as to uncertainty, audit scope, or accounting principles. There has not been any disagreement (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to Deloitte’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.

Oversight of the relationship with PwC

In the years ended 31 December 2015 and 2014 neither we nor someone on our behalf has consulted with PricewaterhouseCoopers LLP (PwC) regarding either:

•

The application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Abbey National Treasury Services plc, or

•

Any matter that was either the subject of a disagreement (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to such Item 16F) or a ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.

By Order of the Board

Shaun Coles

Company Secretary

26 February 2016

2 Triton Square, Regent’s Place, London NW1 3AN

Abbey National Treasury Services plc 2015 Annual Report	95

Governance

This page intentionally blank

96	Abbey National Treasury Services plc 2015 Annual Report

Risk review

Financial statements

98	Report of Independent Registered Public Accounting Firm
99	Primary financial statements
99	Consolidated Income Statement
99	Consolidated Statement of Comprehensive Income
100	Consolidated Balance Sheet
101	Consolidated Cash Flow Statement
102	Consolidated Statement of Changes in Equity
103	Company Balance Sheet
104	Company Cash Flow Statement
105	Company Statement of Changes in Equity
106	Notes to the Financial Statements

Abbey National Treasury Services plc 2015 Annual Report	97

Financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Abbey National Treasury Services plc

London, United Kingdom

We have audited the accompanying consolidated balance sheets of Abbey National Treasury Services plc and subsidiaries (the Group) as at 31 December 2015 and 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 31 December 2015, the related Notes 1 to 42 and the information on pages 24 to 88 of the Risk review, except for those items marked as unaudited. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Abbey National Treasury Services plc and subsidiaries as at 31 December 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (IASB).

/s/ Deloitte LLP

London, United Kingdom

26 February 2016

98	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

CONSOLIDATED INCOME STATEMENT

For the years ended 31 December

	Notes	2015 £m	2014 £m	2013 £m
Interest and similar income		1,495	2,518	2,697
Interest expense and similar charges		(1,223)	(2,483)	(2,798)

Net interest income/(expense)	3	272	35	(101)

Net fee and commission income	4	114	122	107
Net trading and other income	5	252	299	406

Total operating income		638	456	412

Operating expenses before impairment losses, provisions and charges	6	(255)	(256)	(195)

Impairment losses on loans and advances	7	5	(30)	(31)
Provisions for other liabilities and charges	7	(43)	(32)	(23)

Total operating impairment losses, provisions and charges		(38)	(62)	(54)

Profit before tax		345	138	163
Tax on profit	9	(79)	(17)	1

Profit after tax for the year		266	121	164

Attributable to:
Equity holders of the parent		266	121	164

All profits during the year were generated from continuing operations.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December

	Notes	2015 £m	2014 £m	2013 £m
Profit for the year		266	121	164

Other comprehensive income/(expense):
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities
- Net gains/(losses) on available-for-sale securities	18	4	(22)	10
- Net losses/(gains) on available-for-sale securities transferred to profit or loss		2	19	(45)
- Tax on above items	9	(1)	1	8

		5	(2)	(27)

Cash flow hedges
- Net (losses)/gains on cash flow hedges		(131)	91	(68)
- Net losses on cash flow hedges transferred to profit or loss		135	31	50
- Tax on above items	9	(7)	(24)	4

		(3)	98	(14)

Exchange differences on translation of foreign operations		(6)	(4)	—

Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently		(4)	92	(41)

Total other comprehensive income/(expense) for the year net of tax		(4)	92	(41)

Total comprehensive income for the year		262	213	123

Attributable to: Equity holders of the parent		262	213	123

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Abbey National Treasury Services plc 2015 Annual Report	99

Financial statements

CONSOLIDATED BALANCE SHEET

At 31 December

	Notes	2015 £m	2014 £m
Assets
Cash and balances at central banks		2,279	4,460
Trading assets	11	23,649	21,373
Derivative financial instruments	12	24,875	25,792
Financial assets designated at fair value	13	2,130	2,577
Loans and advances to banks	14	21,544	11,344
Loans and advances to customers	15	32,455	38,285
Loans and receivables securities	17	15	22
Available-for-sale securities	18	1,168	2,525
Macro hedge of interest rate risk		521	935
Intangible assets	20	25	13
Property, plant and equipment	21	12	10
Other assets	23	194	133

Total assets		108,867	107,469

Liabilities
Deposits by banks	24	21,333	17,416
Deposits by customers	25	2,838	4,523
Trading liabilities	26	12,722	15,333
Derivative financial instruments	12	25,178	26,607
Financial liabilities designated at fair value	27	2,016	2,848
Debt securities in issue	28	40,811	36,799
Macro hedge of interest rate risk		—	39
Other liabilities	29	163	255
Provisions	30	44	32
Current tax liabilities		104	224
Deferred tax liabilities	22	15	12

Total liabilities		105,224	104,088

Equity
Share capital	33	2,549	2,549
Retained earnings		1,027	761
Other reserves		67	71

Total shareholders’ equity		3,643	3,381

Total liabilities and equity		108,867	107,469

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

The Financial Statements were approved and authorised for issue by the Board on 26 February 2016 and signed on its behalf by:

Marcelo Castro Zappa

Director

Company Registered Number: 2338548

100	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 December

	Notes	2015 £m	2014 £m	2013 £m
Cash flows (used in)/from operating activities
Profit for the year		266	121	164
Adjustments for:
Non-cash items included in profit		522	(423)	816
Change in operating assets		(11,619)	17,449	28,677
Change in operating liabilities		(940)	(106,400)	(6,227)
Corporation taxes paid		(202)	(5)	(4)
Effects of exchange rate differences		(742)	(937)	554

Net cash flow (used in)/from operating activities	34	(12,715)	(90,195)	23,980

Cash flows from/(used in) investing activities
Disposal of subsidiaries, net of cash disposed		—	—	1,084
Purchase of property, plant and equipment and intangible assets	20, 21	(21)	(13)	(4)
Purchase of available-for-sale securities		—	—	(1,227)
Proceeds from sale and redemption of available-for-sale securities		1,311	416	3,343

Net cash flow from investing activities		1,290	403	3,196

Cash flows from/(used in) financing activities
Issue of debt securities		11,165	18,929	23,565
Issuance costs of debt securities		(16)	(20)	(16)
Repayment of debt securities		(8,341)	(13,888)	(25,467)
Dividends paid on ordinary shares		—	—	(750)

Net cash flow from/(used in) financing activities		2,808	5,021	(2,668)

Net (decrease)/increase in cash and cash equivalents		(8,617)	(84,771)	24,508

Cash and cash equivalents at beginning of the year		18,436	102,951	79,414
Effects of exchange rate changes on cash and cash equivalents		373	256	(971)

Cash and cash equivalents at the end of the year	34	10,192	18,436	102,951

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Abbey National Treasury Services plc 2015 Annual Report	101

Financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December

		Other reserves
	Share capital £m	Available for sale £m	Cash flow hedging £m	Foreign currency translation £m	Retained earnings £m	Total £m
1 January 2015	2,549	(25)	84	12	761	3,381
Total comprehensive income/(expense) for the year:
- Profit for the year	—	—	—	—	266	266
Other comprehensive income/(expense) for the year:
- Net gains on available-for-sale securities	—	4	—	—	—	4
- Net losses on available-for-sale securities transferred to profit or loss	—	2	—	—	—	2
- Net losses on cash flow hedges	—	—	(131)	—	—	(131)
- Net losses on cash flow hedges transferred to profit or loss	—	—	135	—	—	135
- Exchange differences on translation of foreign operations	—	—	—	(6)	—	(6)
- Tax on other comprehensive income/(expense)	—	(1)	(7)	—	—	(8)

Other comprehensive income/(expense) for the year net of tax	—	5	(3)	(6)	—	(4)

Dividends on ordinary shares	—	—	—	—	—	—

31 December 2015	2,549	(20)	81	6	1,027	3,643

1 January 2014	2,549	(23)	(14)	16	640	3,168
Total comprehensive income/(expense) for the year:
- Profit for the year	—	—	—	—	121	121
Other comprehensive income/(expense) for the year:
- Net losses on available-for-sale securities	—	(22)	—	—	—	(22)
- Net losses on available-for-sale securities transferred to profit or loss	—	19	—	—	—	19
- Net gains on cash flow hedges	—	—	91	—	—	91
- Net losses on cash flow hedges transferred to profit or loss	—	—	31	—	—	31
- Exchange differences on translation of foreign operations	—	—	—	(4)	—	(4)
- Tax on other comprehensive income/(expense)	—	1	(24)	—	—	(23)

Other comprehensive income/(expense) for the year net of tax	—	(2)	98	(4)	—	92

Dividends on ordinary shares	—	—	—	—	—	—

31 December 2014	2,549	(25)	84	12	761	3,381

1 January 2013	2,549	4	—	16	1,226	3,795
Total comprehensive income/(expense) for the year:
- Profit for the year	—	—	—	—	164	164
Other comprehensive income/(expense) for the year:
- Net gains on available-for-sale securities	—	10	—	—	—	10
- Net gains on available-for-sale securities transferred to profit or loss on sale	—	(45)	—	—	—	(45)
- Net losses on cash flow hedges	—	—	(68)	—	—	(68)
- Net losses on cash flow hedges transferred to profit or loss	—	—	50	—	—	50
- Tax on other comprehensive income/(expense)	—	8	4	—	—	12

Other comprehensive expense for the year net of tax	—	(27)	(14)	—	—	(41)

Dividends on ordinary shares	—	—	—	—	(750)	(750)

31 December 2013	2,549	(23)	(14)	16	640	3,168

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

102	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

COMPANY BALANCE SHEET

At 31 December

	Notes	2015 £m	2014 £m
Assets
Cash and balances at central banks		2,279	4,460
Trading assets	11	23,649	21,373
Derivative financial instruments	12	24,875	25,792
Financial assets designated at fair value	13	2,130	2,577
Loans and advances to banks	14	21,521	11,290
Loans and advances to customers	15	32,538	38,310
Loans and receivables securities	17	16	23
Available-for-sale securities	18	1,168	2,525
Macro hedge of interest rate risk		521	935
Interests in other entities	19	48	72
Intangible assets	20	25	13
Property, plant and equipment	21	12	10
Other assets	23	93	96

Total assets		108,875	107,476

Liabilities
Deposits by banks	24	21,329	17,415
Deposits by customers	25	3,018	8,067
Trading liabilities	26	12,722	15,333
Derivative financial instruments	12	25,178	26,607
Financial liabilities designated at fair value	27	2,016	2,848
Debt securities in issue	28	40,647	33,289
Macro hedge of interest rate risk		—	39
Other liabilities	29	159	246
Provisions	30	44	32
Current tax liabilities		104	224
Deferred tax liabilities	22	15	12

Total liabilities		105,232	104,112

Equity
Share capital	33	2,549	2,549
Retained earnings		1,023	746
Other reserves		71	69

Total shareholders’ equity		3,643	3,364

Total liabilities and equity		108,875	107,476

The accompanying Notes to the Financial Statements form an integral part of these Financial Statements.

The Financial Statements were approved and authorised for issue by the Board on 26 February 2016 and signed on its behalf by:

Marcelo Castro Zappa

Director

Company Registered Number: 2338548

Abbey National Treasury Services plc 2015 Annual Report	103

Financial statements

COMPANY CASH FLOW STATEMENT

For the years ended 31 December

	Notes	2015 £m	2014 £m	2013 £m
Cash flows (used in)/from operating activities
Profit for the year		277	115	241
Adjustments for:
Non-cash items included in profit		544	(423)	2,122
Change in operating assets		(11,551)	25,748	21,537
Change in operating liabilities		(781)	(106,239)	(8,412)
Corporation taxes paid		(202)	(5)	(4)
Effects of exchange rate differences		(910)	(1,131)	597

Net cash flow (used in)/from operating activities	34	(12,623)	(81,935)	16,081

Cash flows from/(used in) investing activities
Investment in other entities		—	(26)	(166)
Disposal of subsidiaries, net of cash disposed		—	—	1,018
Purchase of property, plant and equipment and intangible assets		(21)	(13)	(4)
Purchase of available-for-sale securities		—	—	(1,227)
Proceeds from sale and redemption of available-for-sale securities		1,311	416	3,343

Net cash flow from investing activities		1,290	377	2,964

Cash flows from/(used in) financing activities
Issue of debt securities		11,165	18,929	23,565
Issuance costs of debt securities		(16)	(20)	(16)
Repayments of debt securities		(8,341)	(13,888)	(25,435)
Dividends paid on ordinary shares		—	—	(750)

Net cash flow from/(used in) financing activities		2,808	5,021	(2,636)

Net (decrease)/increase in cash and cash equivalents		(8,525)	(76,537)	16,409
Cash and cash equivalents at beginning of the year		18,383	94,826	79,400
Effects of exchange rate changes on cash and cash equivalents	34	320	94	(983)

Cash and cash equivalents at the end of the year	34	10,178	18,383	94,826

The accompanying Notes to the Financial Statements form an integral part of these Financial Statements.

104	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

COMPANY STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December

		Other reserves
	Share capital £m	Available for sale £m	Cash flow hedging £m	Foreign currency translation £m	Retained earnings £m	Total £m
1 January 2015	2,549	(25)	84	10	746	3,364
Total comprehensive income/(expense) for the year:
- Profit for the year	—	—	—	—	277	277
Other comprehensive income/(expense) for the year:
- Net gains on available-for-sale securities	—	4	—	—	—	4
- Net losses on available for-sale-securities transferred to profit or loss	—	2	—	—	—	2
- Net losses on cash flow hedges	—	—	(131)	—	—	(131)
- Net losses on cash flow hedges transferred to profit or loss	—	—	135	—	—	135
- Exchange differences on translation of foreign operations	—	—	—	—	—	—
- Tax on other comprehensive income/(expense)	—	(1)	(7)	—	—	(8)

Other comprehensive income for the year net of tax	—	5	(3)	—	—	2

Dividends on ordinary shares	—	—	—	—	—	—

31 December 2015	2,549	(20)	81	10	1,023	3,643

1 January 2014	2,549	(23)	(14)	17	631	3,160
Total comprehensive income/(expense) for the year:
- Profit for the year	—	—	—	—	115	115
Other comprehensive income/(expense) for the year:
- Net losses on available-for-sale securities	—	(22)	—	—	—	(22)
- Net losses on available for-sale-securities transferred to profit or loss	—	19	—	—	—	19
- Net gains on cash flow hedges	—	—	91	—	—	91
- Net losses on cash flow hedges transferred to profit or loss	—	—	31	—	—	31
- Exchange differences on translation of foreign operations	—	—	—	(7)	—	(7)
- Tax on other comprehensive income/(expense)	—	1	(24)	—	—	(23)

Other comprehensive income/(expense) for the year net of tax	—	(2)	98	(7)	—	89

Dividends on ordinary shares	—	—	—	—	—	—

31 December 2014	2,549	(25)	84	10	746	3,364

1 January 2013	2,549	4	—	15	1,140	3,708
Total comprehensive income/(expense) for the year:
- Profit for the year	—	—	—	—	241	241
Other comprehensive income/(expense) for the year:
- Net gains on available-for-sale securities	—	10	—	—	—	10
- Net gains on available for-sale-securities transferred to profit or loss	—	(45)	—	—	—	(45)
- Net losses on cash flow hedges	—	—	(68)	—	—	(68)
- Net losses on cash flow hedges transferred to profit or loss	—	—	50	—	—	50
- Exchange differences on translation of foreign operations	—	—	—	2	—	2
- Tax on other comprehensive income	—	8	4	—	—	12

Other comprehensive income/(expense) for the year net of tax	—	(27)	(14)	2	—	(39)

Dividends on ordinary shares	—	—	—	—	(750)	(750)

31 December 2013	2,549	(23)	(14)	17	631	3,160

The accompanying Notes to the Financial Statements form an integral part of these Financial Statements.

Abbey National Treasury Services plc 2015 Annual Report	105

Financial statements

1. ACCOUNTING POLICIES

These financial statements are prepared for Abbey National Treasury Services plc (the Company) and the Abbey National Treasury Services plc group (the ANTS group) under the UK Companies Act 2006. The principal activity of the ANTS group is to provide treasury, corporate and wholesale banking services. The ANTS group provides these services to UK clients and also to the wider Santander UK group, of which the ANTS group is a significant part. The ANTS group is also the treasury support function for the Santander UK group. In this regard, the ANTS group’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group.

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

Compliance with International Financial Reporting Standards

The ANTS group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee (IFRIC) of the IASB (together IFRS). The ANTS group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

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

a)

IFRS 9 ‘Financial Instruments’ (IFRS 9) – In July 2014, the IASB issued the final version of IFRS 9 which includes the completion of all phases of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ as discussed below.

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

b)

IFRS 15 ‘Revenue from Contracts with Customers’ (IFRS 15) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2018. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those goods and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement. Whilst it is expected that a significant proportion of the ANTS group’s revenue will be outside the scope of IFRS 15, the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 15 on these Consolidated Financial Statements.

c)

IFRS 16 ‘Leases’ (IFRS 16) – In January 2016, the IASB issued IFRS 16. The standard is effective for annual periods beginning on or after 1 January 2019. Earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure for both lessees and lessors.

For lessee accounting, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value.

106	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

For lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements from the existing leasing standard (IAS 17) and a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently.

At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement. The impact of the standard is currently being assessed, however, it is not yet practicable to quantify the effect of IFRS 16 on these Consolidated Financial Statements.

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

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders

•	Potential voting rights held by the Company, other vote holders or other parties

•	Rights arising from other contractual arrangements

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

Transactions between entities under common control, i.e. fellow subsidiaries of Santander UK plc are outside the scope of IFRS 3 – ‘Business Combinations’, and there is no other guidance for such situations under IFRS. The ANTS group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, unless the transaction represents a reorganisation of entities within the ANTS group, in which case the transaction is accounted for at its historical cost. Business combinations between entities under common control transacted for non-cash consideration are accounted for by the ANTS group in a manner consistent with group reconstruction relief under UK GAAP (merger accounting).

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

Abbey National Treasury Services plc 2015 Annual Report	107

Financial statements

Foreign currency translation

Items included in the financial statements of each entity (including foreign branch operations) in the ANTS group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the functional currency). The Consolidated Financial Statements are presented in sterling, which is the functional currency of the Company.

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

Exchange rate differences recognised in the consolidated income statement on items not at fair value through profit and loss were £797m income (2014: £809m income, 2013: £(344)m expense) and are presented in the line net trading and other income (see Note 5). Exchange rate differences on items measured at fair value through profit or loss are included in the changes to fair value as presented in net trading and other income.

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

In accordance with IFRS, the ANTS group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income on impaired financial assets is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

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

108	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

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

Financial assets are derecognised when the rights to receive cash flows have expired or the ANTS group has transferred its contractual right to receive the cash flows from the assets and either: (1) substantially all the risks and rewards of ownership have been transferred; or (2) the ANTS group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control. Financial liabilities are derecognised when extinguished, cancelled or expired.

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

Abbey National Treasury Services plc 2015 Annual Report	109

Financial statements

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

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. These products are accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as derivative financial instruments.

g) Sale and repurchase agreements (including stock borrowing and lending)

Securities sold subject to a commitment to repurchase them at a predetermined price (repos) under which substantially all the risks and rewards of ownership are retained by the ANTS group remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to resell (reverse repos) are not recognised on the balance sheet and the consideration paid is recorded as an asset. The difference between the sale and repurchase price is treated as trading income in the income statement, except where the repo is not treated as part of the trading book, in which case the difference is recorded in interest income or expense.

Securities lending and borrowing transactions are generally secured, with collateral taking the form of securities or cash advanced or received. Securities lent or borrowed are not reflected on the balance sheet. Collateral in the form of cash received or advanced is recorded as a deposit or a loan. Collateral in the form of securities is not recognised.

h) Day One profits adjustments

The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, sometimes the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, the ANTS group recognises a trading gain or loss at inception (day 1 gain or loss), being the difference between the transaction price and the fair value. When significant unobservable parameters are used, the entire day 1 gain or loss is deferred and is recognised in the income statement over the life of the transaction until the transaction matures, is closed out, the valuation inputs become observable or the ANTS group enters into an offsetting transaction.

Derivative financial instruments

Derivative financial instruments (derivatives) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross currency, equity, residential property and other index-related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures, and equity index options.

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

110	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

Hedge accounting

The ANTS group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates, exchange rates and certain indices such as retail price indices.

At the time a financial instrument is designated as a hedge (i.e. at the inception of the hedge), the ANTS group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk) and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the ANTS group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated. A hedge is normally regarded as highly effective if, at inception and throughout its life, the ANTS group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The ANTS group applies fair value hedge accounting and cash flow hedge accounting but not hedging of a net investment in a foreign operation.

a) Fair value hedge accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet in Macro hedge of interest rate risk and recognised in the income statement within Net trading and other income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight line method over the period to maturity.

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

Abbey National Treasury Services plc 2015 Annual Report	111

Financial statements

Individual assessment

At each balance sheet date, the ANTS group conducts impairment reviews to assess whether there is objective evidence of impairment for individually significant corporate assets. A specific observed impairment is established for all individually significant loans that have experienced a loss event such as:

•	where an asset has a payment default which has been outstanding for three months or more

•

where non-payment defaults have occurred but where it has become evident that a forbearance exercise will be undertaken due to the inability of the borrower to meet its current contractual repayment schedule

•	It is becoming probable that the borrower will enter bankruptcy or other financial reorganisation

•	where the borrower has a winding up notice issued or insolvency event

•	where the borrower has had event(s) occur which are likely to adversely impact upon their ability to meet their financial obligations (e.g. where a customer loses a key client or contract)

•	where the borrower has regularly and persistently missed/delayed payments but where the account has been maintained below three months past due

•	where the customer loan is due to mature within six months and where the prospects of achieving a refinancing are considered low.

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

The allowance for IBNO losses is determined on a portfolio basis using the following factors:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, by product)

•

the estimated period between an impairment event occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, as discussed below)

•

management’s judgement as to whether current economic and credit conditions are such that the actual level of incurred inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

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

112	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

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

c) Available-for-sale financial assets

The ANTS group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. In addition to the criteria for loans and advances and loans and receivables securities set out above, the assessment involves reviewing the financial circumstances (including creditworthiness) and future prospects of the issuer, assessing the future cash flows expected to be realised and, in the case of equity shares, considering whether there has been a significant or prolonged decline in the fair value of the security below its cost. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from other comprehensive income and recognised in the income statement. For impaired debt instruments, further impairment losses are recognised where there has been a further negative impact on expected future cash flows.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase is due to an event occurring after the impairment loss was recognised in the income statement (with objective evidence to support this), the impairment loss is reversed through the income statement.

If, in a subsequent period, the fair value of an equity instrument classified as available-for-sale increases, all such increases in the fair value are treated as a revaluation, and are recognised in other comprehensive income. Impairment losses recognised on equity instruments are not reversed through the income statement.

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

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis.

The carrying values of property, plant and equipment and intangible assets are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant and equipment’s recoverable amount. The carrying amount of the property, plant and equipment will only be increased up to the amount that would have been had the original impairment not been recognised.

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

Abbey National Treasury Services plc 2015 Annual Report	113

Financial statements

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

Deferred tax relating to actuarial gains and losses on defined benefits is recognised in other comprehensive income. Deferred tax relating to fair value re-measurements of available-for sale investments and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

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

Balances with central banks represent amounts held at the Bank of England and the US Federal Reserve as part of the Santander UK group’s liquidity management activities. In addition, it includes certain minimum cash balances held for regulatory purposes required to be maintained with the Bank of England.

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

Provision is made for irrevocable loan commitments, other than those classified as held for trading, within impairment loss allowances if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced.

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

b) Dividends

Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

114	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Consolidated Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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

Valuation of financial instruments

The ANTS group trades in a wide variety of financial instruments in the major financial markets. When estimating the value of its financial instruments, including derivatives where quoted market prices are not available, management therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction based on observable inputs and adjustment to these inputs for Level 2 instruments or unobservable inputs for Level 3 instruments. See Note 38 for further details.

Had management used different assumptions, a larger or smaller change in the valuation of financial instruments including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the ANTS group’s reported profit before tax.

Detailed disclosures on financial instruments, including sensitivities, can be found in Note 38. Further information about sensitivities to market risk (including VaR) arising from financial instrument trading activities can be found in the Market Risk section of the Risk review.

Abbey National Treasury Services plc 2015 Annual Report	115

Financial statements

2. SEGMENTS

The principal activity of the ANTS group is financial services. The ANTS group’s business is managed and reported on the basis of the following segments:

•	Commercial Banking

•	Global Corporate Banking (formerly known as Corporate & Institutional Banking)

•	Corporate Centre.

As part of a rebrand across the Banco Santander group, Corporate & Institutional Banking (the UK segment of Santander Global Banking & Markets) has been branded as Global Corporate Banking, to reflect the build out of a corporate client franchise, and the refinement of the customer centred strategy.

The ANTS group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The ANTS group has three segments:

•

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers. Commercial Banking products and services include loans, bank accounts, deposits and treasury services. Commercial Banking also includes specialist commercial real estate and Social Housing lending businesses.

•

Global Corporate Banking formerly known as Corporate & Institutional Banking services corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses. The main businesses areas include: working capital management (trade and export finance and cash management), financing (Debt Capital Markets, and corporate and specialised lending) and risk management (foreign exchange, rates and liability management).

•

Corporate Centre predominantly consists of the non-core portfolios of social housing loans and structured credit assets. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk for the Santander UK group. The non-core portfolios are being run-down and/or managed for value.

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

116	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

2015	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income	76	73	123	272
Non-interest income	35	251	80	366

Total operating income	111	324	203	638

Operating expenses before impairment losses, provisions and charges	(22)	(200)	(33)	(255)

Impairment losses on loans and advances	5	—	—	5
Provisions for other liabilities and charges	(2)	(12)	(29)	(43)

Total operating impairment losses, provisions and charges	3	(12)	(29)	(38)

Profit before tax	92	112	141	345

Total assets	6,886	36,593	65,388	108,867

Average number of staff(1)	217	760	—	977

2014
Net interest income/(expense)	72	66	(103)	35
Non-interest income	36	265	120	421

Total operating income	108	331	17	456

Operating expenses before impairment losses, provisions and charges	(23)	(198)	(35)	(256)

Impairment losses on loans and advances	(30)	—	—	(30)
Provisions for other liabilities and charges	—	(9)	(23)	(32)

Total operating impairment losses, provisions and charges	(30)	(9)	(23)	(62)

Profit/(loss) before tax	55	124	(41)	138

Total assets	6,340	38,301	62,828	107,469

Average number of staff(1)	169	579	—	748

2013
Net interest income	74	56	(231)	(101)
Non-interest income	36	298	179	513

Total operating income	110	354	(52)	412

Operating expenses before impairment losses, provisions and charges	(19)	(171)	(5)	(195)

Impairment losses on loans and advances	(31)	—	—	(31)
Provisions for other liabilities and charges	—	(7)	(16)	(23)

Total operating impairment losses, provisions and charges	(31)	(7)	(16)	(54)

Profit/(loss) before tax	60	176	(73)	163

Total assets	6,739	37,851	164,737	209,327

Average number of staff(1)	129	445	—	574

(1)	Full-time equivalents

Revenue by products and services

Details of revenue by product or service are disclosed in Notes 3 to 5.

Geographical information

Geographical analysis of total operating income:	2015 £m	2014 £m	2013 £m
United Kingdom	638	452	411
Other	—	4	1

	638	456	412

Geographical analysis of total assets other than financial instruments, current and deferred tax assets and other assets (excluding prepayments):	2015 £m	2014 £m
United Kingdom	42	27
Other	—	1

	42	28

Abbey National Treasury Services plc 2015 Annual Report	117

Financial statements

3. NET INTEREST INCOME

	Group
	2015 £m	2014 £m	2013 £m
Interest and similar income:
Loans and advances to Santander UK group undertakings	1,196	2,089	2,250
Loans and advances to Banco Santander SA	6	—	—
Loans and advances to other Banco Santander group undertakings	4	—	7
Other interest-earning financial assets	289	429	440

Total interest and similar income	1,495	2,518	2,697

Interest expense and similar charges:
Deposits by Santander UK group undertakings	(203)	(1,348)	(1,435)
Deposits by Banco Santander SA	(2)	—	(14)
Deposits by other Banco Santander group undertakings	(2)	—	(4)
Other interest-bearing financial liabilities	(1,016)	(1,135)	(1,345)

Total interest expense and similar charges	(1,223)	(2,483)	(2,798)

Net interest income/(expense)	272	35	(101)

Interest and similar income includes £nil (2014: £2m, 2013: £1m) on impaired loans.

4. NET FEE AND COMMISSION INCOME

	Group
	2015 £m	2014 £m	2013 £m
Fee and commission income:
Corporate products	121	122	107

Fee and commission expense:
Other fees paid	(7)	—	—

Net fee and commission income	114	122	107

5. NET TRADING AND OTHER INCOME

	Group
	2015 £m	2014 £m	2013 £m
Net trading and funding of other items by the trading book	245	404	353
Net gains on assets designated at fair value through profit or loss	37	224	40
Net losses on liabilities designated at fair value through profit or loss	(65)	(123)	(139)
Net gains/(losses) on derivatives managed with assets/liabilities held at fair value through profit or loss	43	(203)	155
Net (loss)/profit on sale of available-for-sale assets	(2)	1	45
Hedge ineffectiveness and other	(6)	(4)	(48)

	252	299	406

‘Net trading and funding of other items by the trading book’ includes fair value losses of £5m (2014: £22m, 2013: £58m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £7m (2014: £24m, 2013: £59m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £2m (2014: £2m, 2013: £1m).

118	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

6. OPERATING EXPENSES BEFORE IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

	Group
	2015 £m	2014 £m	2013 £m
Staff costs:
Wages and salaries	130	137	101
Social security costs	16	18	13
Pensions costs:
- defined contribution plans	8	7	6
Other personnel costs	8	5	4

	162	167	124
Other administration expenses:
Information technology expenses	51	56	44
Property, plant and equipment expenses	9	8	7
Other	26	21	17

	248	252	192

Depreciation, amortisation and impairment:
Depreciation of property, plant and equipment	5	3	3
Amortisation of intangible assets	2	1	—

	7	4	3

	255	256	195

7. IMPAIRMENT LOSSES AND PROVISIONS

	Group
	2015 £m	2014 £m	2013 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 15)	(5)	31	31
Recoveries of loans and advances	—	(1)	—

	(5)	30	31

Provisions for other liabilities and charges:
- New and increased allowances (Note 30)	43	32	23

Total impairment losses and provisions charged to the income statement	38	62	54

8. AUDIT AND OTHER SERVICES

The fees for audit and other services payable to the Company’s auditor, Deloitte LLP, are analysed as follows:

	Group
	2015 £m	2014 £m	2013 £m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the ANTS group’s annual accounts	0.8	0.8	0.7
Fees payable to the Company’s auditor and its associates for other services to the ANTS group:
- The audit of the ANTS group’s subsidiaries	0.1	0.1	0.1

Total audit fees	0.9	0.9	0.8

Non-audit fees:
Audit-related services	0.4	0.6	0.6

Total non-audit fees	0.4	0.6	0.6

Audit-related services relate to services performed in connection with the statutory and regulatory filings of the Company and its associates. Audit-related services accord with the definition of ‘Audit related fees’ per US Securities and Exchange Commission (SEC) guidance and relate to services performed in connection with securitization, debt issuance and related work and reporting to prudential regulators.

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

Abbey National Treasury Services plc 2015 Annual Report	119

Financial statements

9. TAXATION

	Group
	2015 £m	2014 £m	2013 £m
Current tax:
UK corporation tax on profit for the year	81	31	18
Adjustments in respect of prior years	2	(17)	(29)

Total current tax charge/(credit)	83	14	(11)

Deferred tax:
Origination and reversal of temporary differences	1	2	4
Change in rate of UK corporation tax	(3)	—	2
Adjustments in respect of prior years	(2)	1	4

Total deferred tax charge/(credit)	(4)	3	10

Tax expense/(credit) on profit for the year	79	17	(1)

UK corporation tax is calculated at 20.25% (2014: 21.5%, 2013: 23.25%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 21% to 20% with effect from 1 April 2015. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The Finance Act 2013, which provides for a reduction in the main rate of UK corporation tax to 21% effective from 1 April 2014 and 20% effective from 1 April 2015 was enacted on 17 July 2013. As the changes in rates were substantively enacted prior to 31 December 2014, they have been reflected in the balance sheet position as at 31 December 2014. The Finance (No.2) Act 2015 introduces further reductions in the corporation tax rate from 20% to 19% by 2017 and to 18% by 2020. In addition, an 8% surcharge will apply to banking companies from 1 January 2016 and that there will be a reduction in the rate of the UK Bank Levy applicable in future periods. These changes were substantively enacted on 26 October 2015. As these changes were substantively enacted prior to 31 December 2015, the effects are included in the deferred tax balances as at 31 December 2015.

The effective tax rate for 2015, based on profit before tax, was 22.9% (2014: 12.3%, 2013: (0.6) %). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2015 £m	2014 £m	2013 £m
Profit before tax	345	138	163

Tax calculated at a tax rate of 20.25% (2014: 21.5%, 2013: 23.25%)	70	30	38
Non-taxable dividend income	—	—	(3)
Non-deductible UK Bank Levy	9	7	5
Other non-equalised items (including index-linked gilts)	3	(4)	(15)
Utilisation of capital losses for which credit was not previously recognised	—	—	(3)
Effect of change in tax rate on deferred tax provision	(3)	—	2
Adjustment to prior year provisions	—	(16)	(25)

Tax charge/(credit)	79	17	(1)

In addition to the corporation tax expense charged to profit or loss, tax of £8m (2014: £23m, 2013: credited £12m) has been charged in other comprehensive income in the year, as follows:

2015		Group
		Before tax amount £m	Total tax £m	After tax amount £m
Movements in available-for-sale securities:	- Gains due to changes in fair value	4	(1)	3
	- Losses transferred to profit or loss	2	—	2
Movements in cash flow hedge:	- Losses due to changes in fair value	(131)	20	(111)
	- Losses transferred to profit or loss	135	(27)	108
Exchange differences on translation of foreign operations		(6)	—	(6)

Other comprehensive income		4	(8)	(4)

2014
Movements in available-for-sale securities:	- Losses due to changes in fair value	(22)	5	(17)
	- Losses transferred to profit or loss	19	(4)	15
Movements in cash flow hedge:	- Gains due to changes in fair value	91	(17)	74
	- Losses transferred to profit or loss	31	(7)	24
Exchange differences on translation of foreign operations		(4)	—	(4)

Other comprehensive income		115	(23)	92

2013
Movements in available-for-sale securities:	- Gains due to changes in fair value	10	(2)	8
	- Gains transferred to profit or loss	(45)	10	(35)
Movements in cash flow hedge:	- Losses due to changes in fair value	(68)	16	(52)
	- Losses transferred to profit or loss	50	(12)	38

Other comprehensive income		(53)	12	(41)

The total tax charge included above for 2015 includes £6m in respect of the impact of changes in the UK corporation tax rate.

120	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

Current tax assets and liabilities

Movements on current tax assets and liabilities during the year were as follows:

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Assets	—	—	—	—
Liabilities	(224)	(223)	(224)	(223)

At 1 January	(224)	(223)	(224)	(223)
Income statement	(83)	(14)	(83)	(14)
Other comprehensive income	(1)	1	(1)	1
Corporate income tax paid	202	5	202	5
Other movements	2	7	2	7

	(104)	(224)	(104)	(224)

Assets	—	—	—	—
Liabilities	(104)	(224)	(104)	(224)

At 31 December	(104)	(224)	(104)	(224)

Other movements include current tax amounts relating to amounts settled by intercompany group relief.

The Santander UK group (including ANTS) has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters through this engagement and as a result litigation proceedings commenced in 2014 in relation to a small number of remaining issues. The litigation was concluded during 2015. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. A provision for the full amount of tax subject to dispute as part of this litigation had been made through the tax charge in previous years.

Further information about deferred tax is presented in Note 22.

10. DIVIDENDS

Dividends on ordinary shares declared during the year were as follows:

	Group and Company			Group and Company
	2015 Pence per share	2014 Pence per share	2013 Pence per share	2015 £m	2014 £m	2013 £m
Ordinary shares (equity):
In respect of current year – interim	—	—	29.42	—	—	750

	—	—	29.42	—	—	750

Abbey National Treasury Services plc 2015 Annual Report	121

Financial statements

11. TRADING ASSETS

		Group and Company
		2015 £m	2014 £m
Loans and advances to banks	- securities purchased under resale agreements	992	785
	- other(1)	4,441	5,151
Loans and advances to customers	- securities purchased under resale agreements	4,352	2,200
	- other(1)	1,608	807
Debt securities		5,462	7,981
Equity securities		6,794	4,449

		23,649	21,373

(1)	Total ‘other’ comprises short-term loans of £665m (2014: £816m) and cash collateral of £5,384m (2014: £5,142m).

Debt securities can be analysed by type of issuer as follows:

		Group and Company
		2015 £m	2014 £m
Issued by public bodies:
- Government securities		4,494	7,002
Issued by other issuers:
- Fixed and floating rate notes(1):	- Government guaranteed	968	979
	- Other	—	—

		5,462	7,981

(1)	The FRNs are rated 43% AA+, 57% AA- (2014: 43% AA+ and 57% AA-).

Debt securities and equity securities can be analysed by listing status as follows:

	Group and Company
	2015 £m	2014 £m
Debt securities:
- Listed in the UK	966	1,315
- Listed elsewhere	1,818	1,906
- Unlisted(1)	2,678	4,760

	5,462	7,981

Equity securities:
- Listed in the UK	2,832	2,842
- Listed elsewhere	3,962	1,607

	6,794	4,449

(1)	These largely represent Japanese Treasury bonds for which there is no financial listing.

Included in the above balances are amounts due from Banco Santander SA of £126m (2014: £48m), fellow subsidiaries of Banco Santander SA of £91m (2014: £73m), Santander UK plc of £nil (2014: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2014: £nil) respectively.

122	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

12. DERIVATIVE FINANCIAL INSTRUMENTS

a) Use of derivatives

The ANTS group transacts derivatives for four primary purposes:

•	to create risk management solutions for customers

•	to manage the portfolio risks arising from customer business

•	to manage and hedge the ANTS group’s own risks

•	to generate profits through sales activities.

Under IAS 39, all derivatives are classified as ‘held for trading’ (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives:

•	those used in sales activities

•

those used for risk management purposes but, for various reasons, either the ANTS group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. These consist of:

•

non-qualifying hedging derivatives (economic hedges), whose terms match other on-balance sheet instruments but do not meet the technical criteria for hedge accounting, or which use natural offsets within other on-balance sheet instruments containing the same risk features as part of an integrated approach to risk management, and hence do not require the application of hedge accounting to achieve a reduction in income statement volatility

•

derivatives managed in conjunction with financial instruments designated at fair value (the fair value option). The fair value option is described more fully in the Accounting Policy ‘Financial assets’ and Notes 13 and 27. The ANTS group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the ANTS group associated with complying with the detailed hedge accounting requirements of IAS 39

•

derivatives that do not meet the qualifying criteria for hedge accounting, including ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness

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

Abbey National Treasury Services plc 2015 Annual Report	123

Financial statements

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

Commercial Banking and Global Corporate Banking deal with customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Global Corporate Banking. Global Corporate Banking is responsible for implementing ANTS group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

•	Marketing derivatives to end users and hedging the resulting exposures efficiently

•	The management of trading exposure reflected on the ANTS group’s balance sheet.

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

The contract/notional amounts of derivatives in the tables below indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent actual exposures.

	Group and Company
	2015			2014
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	153,258	6,452	6,579	137,645	3,815	4,821
- Foreign exchange swaps, options and forwards	35,348	318	532	42,367	1,061	505

	188,606	6,770	7,111	180,012	4,876	5,326

Interest rate contracts:
- Interest rate swaps	770,750	13,790	13,291	697,624	15,908	15,181
- Caps, floors and swaptions	49,714	1,939	1,705	53,321	2,085	1,988
- Futures (exchange traded)	38,633	—	1	68,434	4	8
- Forward rate agreements	70,352	6	47	91,353	3	42

	929,449	15,735	15,044	910,732	18,000	17,219

Equity and credit contracts:
- Equity index swaps and similar products	20,686	1,613	1,664	27,963	2,081	2,496
- Equity index options (exchange traded)	17,742	88	2	10,681	149	1
- Credit default swaps and similar products	56	5	2	66	25	2

	38,484	1,706	1,668	38,710	2,255	2,499

Commodity contracts:
- Swaps	—	—	—	18	2	2

	—	—	—	18	2	2

Total derivatives held for trading	1,156,539	24,211	23,823	1,129,472	25,133	25,046

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	2,402	115	11	2,536	33	85
Interest rate contracts:
- Interest rate swaps	8,207	109	736	57,210	366	1,263

	10,609	224	747	59,746	399	1,348

Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	12,427	361	570	8,251	162	168
Interest rate contracts:
- Interest rate swaps	4,402	79	38	5,212	98	45

	16,829	440	608	13,463	260	213

Total derivatives held for hedging	27,438	664	1,355	73,209	659	1,561

Total derivatives	1,183,977	24,875	25,178	1,202,681	25,792	26,607

124	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

Included in the above balances are amounts due from Banco Santander SA of £1,288m (2014: £2,040m), fellow subsidiaries of Banco Santander SA of £458m (2014: £475m), Santander UK plc of £2,877m (2014: £2,001m), and subsidiaries of Santander UK group outside the ANTS group of £1,645m (2014: £1,769m) respectively and amounts due to Banco Santander SA of £1,487m (2014: £1,717m), fellow subsidiaries of Banco Santander SA of £427m (2014: £485m), Santander UK plc of £3,093m (2014: £3,121m) and subsidiaries of the Santander UK group outside the ANTS group of £792m (2014: £1,004m). The net exposures after collateral to the ultimate parent undertaking and fellow subsidiaries at 31 December 2015 amounted to £nil (2014: £nil) and £nil (2014: £nil) respectively, with collateral held exceeding the net position.

Derivative assets and liabilities are reported on a gross basis on the balance sheet unless there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Further information about offsetting is presented in Note 39.

In addition, in the ordinary course of business, the ANTS group entered into long-term interest rate contracts as economic hedges with two investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2015 was £11m (2014: £18m). These long-term interest rate contracts are included within ‘derivatives held for trading - interest rate contracts’ shown above.

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

	Group and Company
	2015 £m	2014 £m	2013 £m
Fair value hedging:
- (Losses)/gains on hedging instruments	111	(577)	483
- Gains/(losses) on hedged items attributable to hedged risks	(111)	574	(522)

Fair value hedging ineffectiveness	—	(3)	(39)
Cash flow hedging ineffectiveness	—	9	1

	—	6	(38)

ANTS hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains or losses arising on these assets and liabilities are presented in the table above on a combined basis.

Hedged cash flows

The following tables show when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

	Group and Company
	Up to 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 - 10 years	Total
2015	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	133	169	173	145	101	213	934
Forecast payable cash flows	(1,606)	(2,189)	(1,739)	(2,035)	(2,038)	(2,674)	(12,281)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	137	174	169	141	91	204	916
Forecast payable cash flows	(1,604)	(2,187)	(1,719)	(2,014)	(2,020)	(2,647)	(12,191)

2014
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	69	87	108	98	60	114	536
Forecast payable cash flows	(108)	(1,638)	(762)	(1,530)	(1,750)	(2,148)	(7,936)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	66	87	108	98	60	114	533
Forecast payable cash flows	(88)	(1,631)	(762)	(1,530)	(1,750)	(2,148)	(7,909)

There were no transactions for which cash flow hedge accounting had to be ceased during the years ended 31 December 2015 and 2014 as a result of the highly probable cash flows no longer being expected to occur.

During the year, gains and losses transferred from the cash flow hedging reserve to net interest income were a net gain of £80m (2014: gain of £49m, 2013: gain of £13m) and to net trading and other income were a net loss of £215m (2014: £80m loss, 2013: £63m loss).

Abbey National Treasury Services plc 2015 Annual Report	125

Financial statements

13. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Group and Company
	2015 £m	2014 £m
Loans and advances to customers	1,890	2,259
Debt securities	240	318

	2,130	2,577

The following assets have been designated at fair value through profit or loss:

•	Loans and advances to customers, representing loans to housing associations secured on residential property of £1,452m (2014: £1,826m) and other loans of £438m (2014: £433m):

•

Loans to housing associations secured on residential property of £1,452m (2014: £1,826m) which, at the date of their origination, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Since 2009, the ANTS group’s policy has been not to designate similar new loans at fair value through profit or loss.

•

Other loans of £438m (2014: £433m), representing a portfolio of roll-up mortgages, are managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

•	Debt securities, representing holdings of asset-backed securities of £240m (2014: £318m):

•

Mortgage-backed securities of £209m (2014: £226m) and other asset backed debt securities of £31m (2014: £36m) are managed and their performance evaluated on a fair value basis in accordance with a documented strategy, and information about them is provided on that basis to management.

•

Other asset-backed securities of £nil (2014: £56m) which were issued by Banco Santander entities in Spain. At the date of their acquisition, they were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management.

Included in the above balances are amounts due from Banco Santander SA of £nil (2014: £nil), fellow subsidiaries of Banco Santander SA of £nil (2014: £54m), Santander UK plc of £nil (2014: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2014: £nil).

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was mitigated by the ANTS group having a charge over the residential properties in respect of lending to housing associations. See ‘Maximum exposure to credit risk’ in the ‘Credit risk review’ section of the Risk review.

The net gain during the year attributable to changes in credit risk for loans and advances designated at fair value was £39m (2014: net gain of £10m, 2013: net loss of £98m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2015 was £209m (2014: cumulative net loss of £248m).

Debt securities can be analysed by type of issuer as follows:

	Group and Company
	2015 £m	2014 £m
Mortgage-backed securities	209	226
Other asset-backed securities	31	92

	240	318

Debt securities can be analysed by listing status as follows:

	Group and Company
	2015 £m	2014 £m
Listed in the UK	203	219
Listed elsewhere	31	92
Unlisted(1)	6	7

	240	318

(1)	Includes Social Housing.

126	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

14. LOANS AND ADVANCES TO BANKS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Placements with other banks - securities purchased under resale agreements	1,247	272	1,247	272
- other	949	1,107	943	1,057
Amounts due from Banco Santander - securities purchased under resale agreements	—	—	—	—
- other	8	3	8	3
Amounts due from Santander UK group undertakings - securities purchased under resale agreements	2,321	404	2,321	404
- other	17,019	9,558	17,002	9,554

	21,544	11,344	21,521	11,290

Almost all of the ANTS group’s loans and advances to banks are transactions with other Santander UK group companies in the ordinary course of business.

In 2015, the intercompany funding arrangements between Abbey National Treasury Services plc and its immediate parent Santander UK plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 and is still ongoing to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013.

During the years ended 31 December 2015, 2014 and 2013, no impairment losses were incurred.

Loans and advances to banks are repayable as follows:

	Group		Company
Repayable:	2015 £m	2014 £m	2015 £m	2014 £m
On demand	927	7,723	911	7,670
In not more than 3 months	4,958	2,285	4,958	2,285
In more than 3 months but not more than 1 year	5,095	450	5,094	450
In more than 1 year but not more than 5 years	7,691	270	7,685	269
In more than 5 years	2,873	616	2,873	616

	21,544	11,344	21,521	11,290

Loans and advances to banks can be analysed by the geographical location of the issuer or counterparty as follows:

	Group
Country	2015 £m	2014 £m
UK	20,026	10,705
Spain	8	3
France	—	—
Rest of Europe	2	—
US	534	636
Rest of world	974	—

	21,544	11,344

Loans and advances to banks can be analysed by the credit rating of the issuer or counterparty as follows:

	Group
Credit rating(1)	2015 £m	2014 £m
AA	365	—
AA-	992	—
A+	535	159
A	19,568	10,267
A-	9	833
BBB	75	85

	21,544	11,344

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Abbey National Treasury Services plc 2015 Annual Report	127

Financial statements

15. LOANS AND ADVANCES TO CUSTOMERS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Amounts due from Santander UK group undertakings	17,432	24,919	17,520	24,952
Amounts due from Banco Santander group subsidiaries and joint ventures	508	66	508	66
Other loans and advances	14,578	13,376	14,576	13,372

Loans and advances to customers	32,518	38,361	32,604	38,390
Less: impairment loss allowances	(63)	(76)	(66)	(80)

Loans and advances to customers, net of impairment loss allowances	32,455	38,285	32,538	38,310

	Group		Company
Repayable:	2015 £m	2014 £m	2015 £m	2014 £m
On demand	6	36	11	28
In no more than 3 months	837	2,815	837	2,855
In more than 3 months but not more than 1 year	3,741	4,547	3,795	4,545
In more than 1 year but not more than 5 years	13,327	15,740	13,353	15,740
In more than 5 years	14,607	15,223	14,608	15,222

Loans and advances to customers	32,518	38,361	32,604	38,390
Less: impairment loss allowances	(63)	(76)	(66)	(80)

Loans and advances to customers, net of impairment loss allowances	32,455	38,285	32,538	38,310

Loans and advances to customers have the following interest rate structures:

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Fixed rate	18,611	22,160	18,678	22,200
Variable rate	13,907	16,201	13,926	16,190
Less: impairment loss allowances	(63)	(76)	(66)	(80)

	32,455	38,285	32,538	38,310

Movement in impairment loss allowances:

	Group
	2015 £m	2014 £m	2013 £m
At 1 January:
- Observed	41	61	110
- Incurred but not yet observed	35	2	2

	76	63	112

Charge/(release) to the income statement:
- Observed	(3)	(2)	31
- Individual	(3)	(2)	37
- Collective	—	—	(6)
- Incurred but not yet observed	(2)	33	—

	(5)	31	31

Write offs and other items
- Observed	(8)	(18)	(80)
- Incurred but not yet observed	—	—	—

	(8)	(18)	(80)

At 31 December:
- Observed	30	41	61
- Incurred but not yet observed	33	35	2

	63	76	63

	Company
	2015 £m	2014 £m	2013 £m
At 1 January	80	63	112
Charge to the income statement	(5)	35	31
Write offs	(9)	(18)	(80)

At 31 December	66	80	63

Recoveries:

Group
£m
2015	—

2014	1

2013	—

128	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

16. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

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

Financial assets that do not qualify for derecognition consist of (i) securities held by counterparties as collateral under repurchase agreements and (ii) securities lent under securities lending agreements.

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

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group and Company
	2015	2015	2014	2014
Nature of transaction	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m
Sale and repurchase agreements	108	108	2,023	1,831
Securities lending agreements	181	181	42	38

	289	289	2,065	1,869

17. LOANS AND RECEIVABLES SECURITIES

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Asset-backed securities	15	22	15	22
Other	—	—	1	1

Loans and receivables securities	15	22	16	23
Less: Impairment allowances	—	—	—	—

Loans and receivables securities, net of impairment allowances	15	22	16	23

18. AVAILABLE-FOR-SALE SECURITIES

	Group and Company
	2015 £m	2014 £m
Debt securities	1,168	2,525

Debt securities can be analysed by listing status as follows:

	Group and Company
	2015 £m	2014 £m
Listed in the UK	1,082	2,438
Listed elsewhere	86	87

	1,168	2,525

Abbey National Treasury Services plc 2015 Annual Report	129

Financial statements

Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

2015	Within 1 year £m	1-5 years £m	5-10 years £m	Over 10 years £m	Total £m
Issued by public bodies:
- UK Government	618	464	—	—	1,082
Banks	—	86	—	—	86

	618	550	—	—	1,168

Weighted average yield	2.47%	1.68%	—	—	2.10%

2014
Issued by public bodies:
- UK Government	—	1,648	797	—	2,445
Banks	—	80	—	—	80

	—	1,728	797	—	2,525

Weighted average yield	—	2.04%	2.50%	—	2.08%

The movement in available-for-sale securities can be summarised as follows:

	Group and Company
	2015 £m	2014 £m	2013 £m
At 1 January	2,525	2,962	5,113
Additions	—	—	1,227
Redemptions and maturities	(1,313)	(415)	(3,343)
Amortisation of premium	(48)	—	(45)
Exchange adjustments	—	—	—
Movement in fair value	4	(22)	10

At 31 December	1,168	2,525	2,962

19. INTERESTS IN OTHER ENTITIES

Interests in subsidiaries are held at cost subject to impairment. The movement in interests in subsidiaries was as follows:

	Company
2015	Cost £m	Impairment £m	Net book value £m
At 1 January	93	(21)	72
Additions	—	—	—
Dissolution	(21)	21	—
Capital reduction of subsidiaries	(24)	—	(24)

At 31 December	48	—	48

2014
At 1 January	67	(21)	46
Additions	26	—	26

At 31 December	93	(21)	72

In 2015 and 2014, the movements on interests in subsidiaries principally represented changes in the capital invested in certain subsidiaries as a result of an internal reorganisation within the ANTS group.

Subsidiaries

The ANTS group consists of a parent company, Abbey National Treasury Services plc, incorporated in the United Kingdom and a number of subsidiaries and associates held directly and indirectly by Abbey National Treasury Services plc. Abbey National Treasury Services plc holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. The Company also has a branch office in the US and the Cayman Islands.

Details of subsidiary undertakings, joint ventures, and associates are set out in the ‘Shareholder information’ section and form an integral part of the financial statements.

Interests in unconsolidated structured entities

Structured entities sponsored by the ANTS group

ANTS has no interests in structured entities which it sponsors but does not control. ANTS considers itself a sponsor of a structured entity when it facilitates the establishment of the structured entity.

Structured entities not sponsored by the ANTS group

The ANTS group also has interests in structured entities which it does not sponsor or control. These largely consist of holdings of mortgage and other asset-backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. Details of these securities are set out in Note 13 ‘Financial assets designated at fair value’ and Note 17 ‘Loans and receivables securities’. Management has concluded that the ANTS group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

130	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

20. INTANGIBLE ASSETS

	Group and Company
	2015 £m	2014 £m
Cost
At 1 January	16	10
Additions	14	6

At 31 December	30	16

Accumulated amortisation / depreciation
At 1 January	3	2
Charge for the year	2	1

At 31 December	5	3

Net book value	25	13

Intangible assets consist of computer software.

21. PROPERTY, PLANT AND EQUIPMENT

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost:
At 1 January 2015	2	32	60	94
Additions	—	7	—	7
Disposals	—	(1)	—	(1)

At 31 December 2015	2	38	60	100

Accumulated depreciation:
At 1 January 2015	1	23	60	84
Charge for the year	—	5	—	5
Disposals	—	(1)	—	(1)

At 31 December 2015	1	27	60	88

Net book value	1	11	—	12

Cost:
At 1 January 2014	1	26	60	87
Additions	1	6	—	7

At 31 December 2014	2	32	60	94

Accumulated depreciation:
At 1 January 2014	1	20	60	81
Charge for the year	—	3	—	3

At 31 December 2014	1	23	60	84

Net book value	1	9	—	10

Abbey National Treasury Services plc 2015 Annual Report	131

Financial statements

	Company
	Property £m	Office fixtures and equipment £m	Computer software £m	Total £m
Cost:
At 1 January 2015	2	32	60	94
Additions	—	7	—	7
Disposals	—	(1)	—	(1)

At 31 December 2015	2	38	60	100

Accumulated depreciation:
At 1 January 2015	1	23	60	84
Charge for the year	—	5	—	5
Disposals	—	(1)	—	(1)

At 31 December 2015	1	27	60	88

Net book value	1	11	—	12

Cost:
At 1 January 2014	1	26	60	87
Additions	1	6	—	7

At 31 December 2014	2	32	60	94

Accumulated depreciation:
At 1 January 2014	1	20	60	81
Charge for the year	—	3	—	3

At 31 December 2014	1	23	60	84

Net book value	1	9	—	10

At 31 December 2015 and 2014, there was £1m capital expenditure contracted, but not provided for in respect of property, plant and equipment. Of the carrying value at the balance sheet date, £10m (2014: £1m) related to assets under construction.

22. DEFERRED TAX

Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the ANTS group and Company has the legal right to offset and intends to settle on a net basis. The table below shows the deferred tax assets and liabilities including the movement in the deferred tax account during the year:

	Group and Company
	Accelerated tax depreciation £m	Other temporary differences £m	Total £m
At 1 January 2015	1	(13)	(12)
Income statement charge	—	4	4
(Charged)/credited to other comprehensive income	—	(7)	(7)
Eliminated on disposal	—	—	—

At 31 December 2015	1	(16)	(15)

At 1 January 2014	1	14	15
Income statement charge	—	(3)	(3)
(Charged)/ credited to other comprehensive income	—	(24)	(24)
Eliminated on disposal	—	—	—

At 31 December 2014	1	(13)	(12)

The deferred tax assets/(liabilities) scheduled above have been recognised in both the Company and the ANTS group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse.

132	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

23. OTHER ASSETS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Trade and other receivables	189	127	89	91
Prepayments	5	5	4	5
Accrued income	—	1	—	—

	194	133	93	96

Included in the above balances are amounts due from Banco Santander SA of £4m (2014: £5m), fellow subsidiaries of Banco Santander SA of £1m (2014: £nil), Santander UK plc of £79m (2014: £84m) and subsidiaries of Santander UK group outside the ANTS group of £8m (2014: £6m) respectively.

24. DEPOSITS BY BANKS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Amounts due to Santander UK subsidiaries	17,856	12,485	17,852	12,484
Securities sold under repurchase agreements	2,321	4,015	2,321	4,015
Amounts due to Banco Santander SA
- securities sold under repurchase agreements	309	—	309	—
- other	11	21	11	21
Deposits held as collateral	2	3	2	3
Other deposits	834	892	834	892

	21,333	17,416	21,329	17,415

Repayable:
On demand	9,534	5,056	9,530	5,055
In not more than 3 months	5,487	4,957	5,487	4,957
In more than 3 months but not more than 1 year	4,424	2,020	4,424	2,020
In more than 1 year but not more than 5 years	1,473	4,549	1,473	4,549
In more than 5 years	415	834	415	834

	21,333	17,416	21,329	17,415

In 2015, the intercompany funding arrangements between Abbey National Treasury Services plc and its immediate parent Santander UK plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013.

25. DEPOSITS BY CUSTOMERS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Amounts due to Santander UK subsidiaries	555	873	735	4,417
Amounts due to fellow Banco Santander subsidiaries (not Banco Santander SA)	3	—	3	—
Securities sold under repurchase agreements	—	—	—	—
Wholesale funds and deposits(1)	2,280	3,650	2,280	3,650

	2,838	4,523	3,018	8,067

Repayable:
On demand	494	675	510	671
In no more than 3 months	1,132	2,197	1,296	4,971
In more than 3 months but not more than 1 year	414	633	414	1,369
In more than 1 year but not more than 5 years	766	742	766	749
In more than 5 years	32	276	32	307

	2,838	4,523	3,018	8,067

(1)

Consists of equity index-linked deposits of £1,074m (2014: £1,963m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,074m and £50m, respectively (2014: £1,963m and £107m, respectively).

Wholesale funds and deposits are interest bearing.

Abbey National Treasury Services plc 2015 Annual Report	133

Financial statements

26. TRADING LIABILITIES

	Group and Company
	2015 £m	2014 £m
Deposits by banks - securities sold under repurchase agreements	1,148	4,508
- other(1)	1,629	2,715
Deposits by customers - securities sold under repurchase agreements	6,510	4,040
- other(1)	641	859
Short positions in securities and unsettled trades	2,794	3,211

	12,722	15,333

(1)	Comprises cash collateral of £1,559m (2014: £1,905m) and short-term deposits of £711m (2014: £1,669m).

Included in the above balances are amounts due to Banco Santander SA of £nil (2014: £433m), fellow subsidiaries of Banco Santander SA of £126m (2014: £84m), Santander UK plc of £nil (2014: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2014: £nil) respectively.

27. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group and Company
	2015 £m	2014 £m
Debt securities in issue:
- US$10bn Euro Commercial Paper Programme	474	854
- US$30bn Euro Medium Term Note Programme	348	464
- Euro 10bn Note Certificate and Warrant Programme and Global Structured Solutions Programme	1,184	1,517
Warrants programme	10	13

	2,016	2,848

Debt securities in issue and warrants have been designated at fair value through profit and loss where they would otherwise be measured at amortised cost, and any embedded derivatives or associated derivatives used to economically hedge the risk are held at fair value. Where the ANTS group records its own debt securities in issue at fair value, the fair value is based on quoted prices in an active market for the specific instrument concerned, if available.

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

Included in the above balances are amounts due to Banco Santander SA of £25m (2014: £29m) to fellow subsidiaries of Banco Santander SA of £nil (2014: £67m), Santander UK plc £nil (2014: £nil) and subsidiaries of the Santander UK group outside the ANTS group of £nil (2014: £nil).

Gains and losses arising from changes in the credit spread of liabilities issued by the ANTS group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net gain during the year attributable to changes in the ANTS group’s own credit risk on the above debt securities in issue was £23m (2014: net loss of £1m, 2013: net loss of £13m). The cumulative net gain attributable to changes in the ANTS group’s own credit risk on the above debt securities in issue at 31 December 2015 was £16m (2014: cumulative net loss of £7m).

At 31 December 2015, the amount that would be required to be contractually paid at maturity of the debt securities in issue above was £162m (2014: £165m) higher than the carrying value.

US$10bn Euro Commercial Paper Programme

Abbey National Treasury Services plc may from time to time issue commercial paper under the US$10bn Euro Commercial Paper Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealer. The commercial paper ranks at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the commercial paper have been unconditionally and irrevocably guaranteed by Santander UK plc.

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

134	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

US$30bn Euro Medium Term Note Programme

Abbey National Treasury Services plc may from time to time issue notes denominated in any currency as agreed between the issuer and the relevant dealer under the US$30bn Euro Medium Term Note Programme. The payment of all amounts payable in respect of the notes is unconditionally and irrevocably guaranteed by Santander UK plc. The programme provides for issuance of fixed rate notes, floating rate notes, variable interest notes and zero coupon/discount notes.

The maximum aggregate nominal amount of all notes outstanding under the programme may not exceed US$30bn (or its equivalent in other currencies) subject to any modifications in accordance with the terms of the programme agreement. Notes may be issued in bearer or registered form and can be listed on the London Stock Exchange or any other stock exchange(s) as agreed. This was increased from US$20bn in March 2015.

Euro 10bn Note, Certificate and Warrant Programme and Global Structured Solutions Programme

Abbey National Treasury Services plc may from time to time issue structured notes and redeemable certificates (together the N&C Securities) and warrants (together with the N&C Securities, the Securities) denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Note, Certificate and Warrant programme and the Global Structured Solutions Programmes (the Structured Securities Programmes). The securities are direct, senior and unsecured obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, at least equally with all other present and future senior and unsecured obligations of Abbey National Treasury Services plc. The payment of all amounts due in respect of the Securities has been unconditionally and irrevocably guaranteed by Santander UK plc.

The Structured Securities Programmes provide for the issuance of commodity linked N&C Securities, credit-linked N&C Securities, currency-linked Securities, equity-linked Securities, equity index-linked Securities, fixed rate N&C Securities, floating rate N&C Securities, fund-linked Securities, inflation-linked Securities, property-linked Securities, zero-coupon/discount N&C Securities and any other structured Securities as agreed between Abbey National Treasury Services plc and the relevant dealers. Securities issued under the Structured Securities Programmes are governed by English law.

The maximum aggregate outstanding nominal amount of all N&C Securities and the aggregate issue prices of outstanding warrants from time to time issued under the Structured Securities Programmes will not exceed euro 10bn (or its equivalent in other currencies).

Warrants programme

Abbey National Treasury Services plc established a warrants programme (the Warrants Programme) in 2009 for the issuance of structured warrants denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Warrants Programme. Warrants are direct, unsecured and unconditional obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, rank at least equally with all other present and future unsecured and unsubordinated obligations of Abbey National Treasury Services plc.

In 2012, Abbey National Treasury Services plc discontinued the issue of new warrants under the Warrants Programme as new issuances are being made under the Structured Securities Programmes. The payments of all amounts due in respect of the previously issued warrants have been unconditionally and irrevocably guaranteed by Santander UK plc.

28. DEBT SECURITIES IN ISSUE

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Euro 35bn Global Covered Bond Programme	17,080	17,494	17,080	17,494
US$30bn Euro Medium Term Note Programme (See Note 27)	11,403	7,735	11,403	7,735
US SEC Registered Debt Shelf	5,585	4,050	5,585	4,050
US$20bn Commercial Paper Programme	2,270	3,510	2,106	—
Euro 5bn Guaranteed French Certificates of Deposit Programme	811	968	811	968
Certificates of deposit	3,662	3,042	3,662	3,042

	40,811	36,799	40,647	33,289

Included in the above balances are amounts due to Banco Santander SA of £57m (2014: £60m), fellow subsidiaries of Banco Santander SA of £60m (2014: £67m), Santander UK plc of £1,720m (2014: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2014: £nil) respectively.

Euro 35bn Global Covered Bond Programme

Abbey National Treasury Services plc issues covered bonds under the euro 35bn Global Covered Bond Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers. The programme provides that covered bonds may be listed or admitted to trading, on the official list of the UK Listing Authority and on the London Stock Exchange’s Regulated Market or any other stock exchanges or regulated or unregulated markets. The Company may also issue unlisted covered bonds and/or covered bonds not admitted to trading on any regulated or unregulated market.

The payments of all amounts due in respect of the covered bonds have been unconditionally guaranteed by Santander UK plc. Abbey Covered Bonds LLP (the LLP), together with Santander UK plc has guaranteed payments of interest and principal under the covered bonds pursuant to a guarantee which is secured over the LLP’s portfolio of mortgages and its other assets. Recourse against the LLP under its guarantee is limited to its portfolio of mortgages and such assets.

Covered bonds may be issued in bearer or registered form. The maximum aggregate nominal amount of all covered bonds from time to time outstanding under the programme will not exceed euro 35bn (or its equivalent in other currencies), subject to any modifications in accordance with the programme. On 11 November 2008, Abbey National Treasury Services plc was admitted to the register of issuers and the programme and the covered bonds issued previously under the programme were admitted to the register of regulated covered bonds, pursuant to Regulation 14 of the Regulated Covered Bonds Regulations 2008 (SI 2008/346).

Abbey National Treasury Services plc 2015 Annual Report	135

Financial statements

US$20bn Commercial Paper Programme

On 1 July 2015, Abbey National Treasury Services plc, US Branch set up a US$20bn Commercial Paper Programme for the issuance of commercial paper. The new programme will replace the Abbey National North America LLC (ANNA LLC) US$20bn Commercial Paper Programme, and ANNA LLC will not issue any further commercial paper going forward.

Abbey National Treasury Services plc, US Branch from time to time issues unsecured notes denominated in United States dollars as agreed between Abbey National Treasury Services plc, US Branch and the relevant dealers under the US$20bn US commercial paper programme. The Notes rank at least pari passu with all other unsecured and unsubordinated indebtedness of Abbey National Treasury Services plc, US Branch and Santander UK plc. The payments of all amounts due in respect of the Notes have been unconditionally and irrevocably guaranteed by Santander UK plc. The Notes are not redeemable prior to maturity or subject to voluntary prepayment. The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed US$20bn (or its equivalent in other currencies).

US SEC registered debt shelf – Abbey National Treasury Services plc

Abbey National Treasury Services plc issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the US Securities and Exchange Commission in 2013.

Euro5bn Guaranteed French Certificates of Deposit Programme

Abbey National Treasury Services plc may from time to time issue certificates of deposit under the Euro5bn Guaranteed French Certificates of Deposit Programme that may be denominated in any currency as agreed between the Company and the relevant dealer. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form, subject to a maximum maturity of 365 days or 366 days in a leap year. The certificates of deposit may bear fixed or floating rate interest. The maximum aggregate nominal amount of all certificates of deposit outstanding from time to time under the programme will not exceed euro 5bn (or its equivalent in other currencies). The certificates of deposit are not listed on any stock exchange.

Certificates of deposit

Abbey National Treasury Services plc may from time to time issue certificates of deposit that may be denominated in any currency as agreed between the parties. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form and may bear fixed or floating rate interest. The certificates of deposit are not listed on any stock exchange.

An analysis of the above debt securities in issue by issue currency, interest rate and maturity is as follows:

			Group		Company
Issue currency	Interest rate	Maturity	2015 £m	2014 £m	2015 £m	2014 £m
Euro	0.00% - 3.99%	Up to 2015	—	4,018	—	4,018
		Up to 2016	5,072	3,727	5,072	3,727
		2017 – 2019	6,590	4,947	6,590	4,947
		2020 – 2029	6,216	3,072	6,216	3,072
		2030 – 2059	81	87	81	87
	4.00% - 4.99%	2017 – 2019	1,167	889	1,167	889
		2020 – 2029	2,391	2,042	2,391	2,042
		2030 – 2059	156	166	156	166

US dollar	0.00% - 3.99%	Up to 2015	—	4,844	—	1,334
		Up to 2016	3,408	199	3,244	199
		2017 – 2019	3,555	2,745	3,555	2,745
		2020 – 2029	679	—	679	—
	4.00% - 5.99%	Up to 2016	683	660	683	660
		2020 – 2029	682	650	682	650

Pounds sterling	0.00% - 3.99%	Up to 2015	—	2,311	—	2,311
		Up to 2016	2,449	—	2,449	—
		2017 – 2019	2,635	1,975	2,635	1,975
		2020 – 2029	1,357	616	1,357	616
	4.00% - 5.99%	2017 – 2019	413	417	413	417
		2020 – 2029	3,114	3,113	3,114	3,113

Other currencies	0.00% - 5.99%	Up to 2015	—	182	—	182
		2020 – 2029	163	139	163	139

			40,811	36,799	40,647	33,289

136	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

29. OTHER LIABILITIES

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Trade and other payables	81	122	79	116
Accrued expenses	82	133	80	130

	163	255	159	246

Included in the above balances are amounts due to Banco Santander SA of £nil (2014: £nil), fellow subsidiaries of Banco Santander SA of £12m (2014: £10m), Santander UK plc of £nil (2014: £nil) and subsidiaries of Santander UK group outside the ANTS group of £8m (2014: £39m) respectively.

30. PROVISIONS

Group and Company £m
At 1 January 2015	32
Additional provisions	43
Used during the year	(31)

At 31 December 2015	44

To be settled:
Within 12 months	44
In more than 12 months	—

44

At 1 January 2014	23
Additional provisions	32
Used during the year	(23)

At 31 December 2014	32

To be settled:
Within 12 months	32
In more than 12 months	—

32

UK Bank Levy

The Finance Act 2011 introduced an annual bank levy in the UK. The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet of a Relevant Group at the end of a chargeable period. The Relevant Group for this purpose is a Foreign Banking Group whose ultimate parent is Banco Santander SA. The UK Bank Levy is calculated principally on the consolidated balance sheet of the UK sub-group parented by Santander UK Group Holdings plc, of which this Company is part. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain ‘protected deposits’ (for example those protected under the FSCS); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; FSCS liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the UK Bank Levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities.

It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the PRA definition); and repo liabilities secured against sovereign and supranational debt.

With effect from 1 April 2015, the Finance Act 2015 increased the rate to 0.21%. During 2015, a blended rate of 0.1967% (2014: 0.156%) was applied. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The UK Bank Levy is not charged on the first £20bn of chargeable equity and liabilities.

The cost of the UK Bank Levy for 2015 was £43m (2014: £32m).

In addition to the corporation tax changes the Finance (No.2) Act 2015, which was enacted on 18 November, reduces the UK Bank Levy rate from 0.21% to 0.18% from 1 January 2016 with subsequent annual reductions to 0.1% from 1 January 2021.

31. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The ANTS group participates in various Santander UK defined benefit and defined contribution pension schemes in operation. Details of each scheme required by IAS 19 are disclosed in Note 34 in the Annual Report of Santander UK plc. There is no contractual agreement of stated policy for charging the net defined benefit cost of the Santander UK defined benefit schemes. Therefore, in accordance with IAS 19, the defined benefit asset or liability has been recognised in the financial statements of the sponsoring employer of the scheme and the ANTS group accounts for its contributions as a defined contribution scheme. The contribution to be paid by the ANTS group is calculated as the contributions made by Santander UK plc to the schemes in respect of the ANTS group’s employees. An expense of £8m (2014: £7m, 2013: £6m) was recognised for these contributions and is included in staff costs within administration expenses in the income statement.

Abbey National Treasury Services plc 2015 Annual Report	137

Financial statements

32. CONTINGENT LIABILITIES AND COMMITMENTS

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Guarantees given on behalf of the Company’s immediate UK parent, fellow subsidiaries and subsidiaries	170,261	157,154	170,425	160,664
Guarantees given to third parties	313	311	313	311
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– One year or less	1,599	1,055	1,599	1,055
– More than one year	12,411	11,263	12,411	11,263

	184,584	169,783	184,748	173,293

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Guarantees given on behalf of the Company’s parent

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2017 under a deed poll guarantee entered into by the Company on 5 June 2015. A copy of this guarantee is included in the Shareholder Information section.

Capital Support Deed

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 23 December 2015 (the Capital Support Deed) with certain other non-regulated subsidiaries of Santander UK plc and Santander UK Group Holdings plc. The parties to the Capital Support Deed constitute a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. The core UK group permission expires on 31 December 2018.

Domestic Liquidity Sub-group (DoLSub)

The Company, Santander UK plc, and Cater Allen Limited form the DoLSub under the PRA’s regulatory liquidity rules. Each member of the DoLSub is required to support the others by transferring surplus liquidity in times of stress. The same arrangement existed before October 2015 under the Defined Liquidity Group rules of the PRA in place until that date.

Guarantees given to fellow subsidiaries

Via the guarantee given to the Company’s parent described above, the Company has also indirectly guaranteed the obligations of Cater Allen Limited that have been or will be incurred before 30 June 2017.

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

Regulatory

The ANTS group engages in discussion, and co-operates, with the FCA and other bodies in their supervision of the ANTS group, including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products and services. A provision established with respect to interest rate derivatives is held by Santander UK plc.

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

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 35.

138	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

Other off-balance sheet commitments

The ANTS group has commitments to lend at fixed interest rates which expose it to interest rate risk. For further information, see the Risk review.

Operating lease commitments

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Rental commitments under non-cancellable operating leases:
- No later than 1 year	8	8	8	8
- Later than 1 year but no later than 5 years	33	32	33	32
- Later than 5 years	24	32	24	32

	65	72	65	72

ANTS group rental expense comprises:

	Group
	2015 £m	2014 £m	2013 £m
In respect of minimum rentals	9	8	7
Less: sub-lease rentals	—	—	—

	9	8	7

In 2015 and 2014, there was no contingent rent expense included in the above rental expense.

33. SHARE CAPITAL

					Group and Company
	Ordinary shares of £1 each		Tracker shares of £1 each		B Tracker shares of £1 each		Total £m
	No.	£m	No.	£m	No.	£m	£m
Issued and fully paid share capital
At 1 January 2014, 31 December 2014 and 31 December 2015	2,549,000,000	2,549	1,000	—	1,000	—	2,549

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

In 2010, the Company issued 1,000 B Tracker Shares of £1 each at par to its parent company for £1,000. The B Tracker Shares entitled the holders to dividends related to certain cashflows that were received by the Company in the year up to 31 December 2011. The B Tracker Shares are not redeemable and do not confer any rights to participate in the assets of the Company on a winding up (beyond the amount subscribed). The B Tracker Shares carry no voting rights.

Abbey National Treasury Services plc 2015 Annual Report	139

Financial statements

34. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Group			Company
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m
Profit for the year	266	121	164	277	115	241
Non-cash items included in profit:
Depreciation and amortisation	7	4	3	7	4	3
Amortisation of premiums/(discounts) on debt securities	47	—	45	47	—	45
Provisions for other liabilities and charges	43	32	23	44	32	23
Impairment losses	(5)	31	31	(5)	31	1,323
Corporation tax charge/(credit)	79	17	(1)	79	17	2
Other non-cash items	351	(507)	715	372	(507)	726

	788	(302)	980	821	(308)	2,363
Changes in operating assets and liabilities:
Net change in cash and balances held at central banks	(3)	—	(14)	(3)	—	(14)
Net change in trading assets	(4,252)	(5,059)	(251)	(4,252)	(5,059)	(185)
Net change in derivative assets	917	(4,242)	11,726	917	(4,242)	11,762
Net change in financial assets designated at fair value	445	(42)	996	445	(42)	996
Net change in loans and advances to banks and customers	(8,878)	26,756	16,282	(8,871)	35,017	9,035
Net change in other assets	152	36	(62)	213	74	(57)
Net change in deposits by banks and customers	2,432	(106,407)	7,863	(933)	(106,057)	6,704
Net change in derivative liabilities	(1,429)	5,111	(12,504)	(1,429)	5,111	(12,592)
Net change in trading liabilities	(2,606)	(5,940)	169	(2,606)	(5,940)	167
Net change in financial liabilities designated at fair value	27	240	(39)	27	240	(70)
Net change in debt securities in issue	714	737	(1,499)	4,234	552	(2,382)
Net change in other liabilities	(78)	(141)	(217)	(74)	(145)	(239)
Effects of exchange rate differences	(742)	(937)	554	(910)	(1,131)	597

Net cash flow (used in)/from operating activities before tax	(12,513)	(90,190)	23,984	(12,421)	(81,930)	16,085
Corporation tax paid	(202)	(5)	(4)	(202)	(5)	(4)

Net cash flow (used in)/from operating activities	(12,715)	(90,195)	23,980	(12,623)	(81,935)	16,081

b) Analysis of cash and cash equivalents in the balance sheet

	Group		Company
	2015 £m	2014 £m	2015 £m	2014 £m
Cash and balances at central banks	2,279	4,460	2,279	4,460
Less: regulatory minimum cash balances	(40)	(37)	(40)	(37)

	2,239	4,423	2,239	4,423
Net trading other cash equivalents	2,068	3,966	2,068	3,966
Net non-trading other cash equivalents	5,885	10,047	5,871	9,994

Cash and cash equivalents	10,192	18,436	10,178	18,383

In 2015, the intercompany funding arrangements between Abbey National Treasury Services plc and its immediate parent Santander UK plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013. The effect of this change on both the Company and the ANTS group was to reduce intercompany balances in 2015 and 2014, including intercompany loans that qualified as cash equivalents, thereby reducing the cash and cash equivalents balance, as well as loans and advances to banks and deposits by banks and hence cash flows from operating activities. See Notes 14 and 24.

140	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

35. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on balance sheet and off-balance sheet in accordance with IFRS.

	Group and Company
	2015 £m	2014 £m
On balance sheet:
Treasury bills and other eligible securities	5,224	8,024
Cash	3,450	2,950
Debt securities	898	916
Equity securities	6,178	4,032
Loans and advances to customers- ILTR	1,514	—

	17,264	15,922

Off balance sheet:
Treasury bills and other eligible securities	9,887	17,482
Debt securities	3,622	5,020
Equity securities	709	1,333

	14,218	23,835

The ANTS group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

The Company and certain of its subsidiaries enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the Company and subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2015 was £9,997m (2014: £17,934m).

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the ANTS group. These balances amounted to £18,035m at 31 December 2015 (2014: £18,873m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2015, £3,450m (2014: £2,950m) of such collateral in the form of cash had been provided by the ANTS group and is included in the table above.

b) Collateral accepted as security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	Group and Company
	2015 £m	2014 £m
On balance sheet:
Trading liabilities	1,559	1,905
Deposits by banks	6	3

	1,565	1,908

Off balance sheet:
Trading liabilities	17,421	34,878
Deposits by banks	499	—

	17,920	34,878

Purchase and resale agreements

The Company and certain of its subsidiaries also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the Company and its subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The Company and its subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2015, the fair value of such collateral received was £4,022m (2014: £12,177m). Of the collateral received, almost all was sold or repledged. The Company and its subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £13,898m at 31 December 2015 (2014: £22,701m) and are offset by a contractual right to receive stock lent by the ANTS group.

Abbey National Treasury Services plc 2015 Annual Report	141

Financial statements

Derivatives business

In addition to the arrangements described above, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2015, £1,565m (2014: £1,908m) of such collateral in the form of cash had been received by the ANTS group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the ANTS group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

36. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

a) Remuneration of Directors and Other Key Management Personnel

The remuneration of the Directors and Other Key Management Personnel of the ANTS group is set out in aggregate below.

	Group
Directors’ remuneration	2015 £	2014 £	2013 £
Salaries and fees	714,964	1,918,234	581,549
Performance-related payments	404,958	2,069,000	663,355
Other fixed remuneration (non-cash pension benefits, pension allowance & other allowances)	119,232	158,439	96,718
Pension (defined benefit scheme)	11,956	11,480	21,775
Compensation for loss of office	306,066	—	—

	1,557,176	4,157,153	1,363,397

Directors’ and Other Key Management Personnel remuneration
Short-term employee benefits	1,167,073	4,073,798	2,269,311
Post-employment benefits	84,037	83,355	21,775
Termination benefits	306,066	—	—
Share-based payments	20,303	39,278	8,459

	1,577,479	4,196,431	2,299,545

Of the Directors that served during the year, five were remunerated in relation to their services as Directors of this Company and the amounts included above are based on an estimated time allocation basis. The aggregate emoluments above exclude emoluments received by Directors in respect of their primary duties as Directors or officers of Banco Santander SA and Santander UK plc. Salaries and performance-related payments comprise payments to five (2014: four, 2013: three) Directors serving during the year.

The Company ensures that it is compliant with the mandatory deferral requirements of the PRA’s Remuneration Rules and Remuneration Code for staff who meet the relevant criteria (Code Staff) and the amount of bonus to be deferred is based on the total variable pay received. The PRA Remuneration Rules and Remuneration Code prescribes that at least 40% of variable pay must be made over a period of at least three years and, for staff earning more than £500,000 in variable remuneration, at least 60% of a bonus must be deferred over the same period.

All UK bonus awards in 2015 are subject to deferral principles that have been set at Banco Santander group level. Such principles, as applied to the Company, are subject to ratification by the Santander UK Board Remuneration Committee and can be overridden by UK national requirements to meet any criteria set by the PRA or other regulator/law. However, the general deferral principles are as follows:

•	any deferred amount will be issued over a three year period (in three equal deferral tranches) as an award comprising 50% in shares and 50% in cash

•	deferrals are subject to continued employment with the Banco Santander group in the UK and on the condition that none of the prescribed circumstances of forfeiture occur.

In 2015, the remuneration, excluding pension contributions and compensation for loss of office, of the highest paid Director was £338,696 (2014: £2,221,296, 2013: £780,102) of which £147,737 (2014: £1,369,000, 2013: £521,255) was performance-related. In 2015, 2014 and 2013, no amounts were paid with respect to a defined contribution scheme on behalf of the highest paid Director.

At 31 December 2015, 2014 and 2013, there was no accrued pension benefit for the highest paid Director and there was no lump sum accrued by the highest paid Director.

With the inclusion of termination benefits, but excluding pension contributions, the highest paid Director would have received £545,623 of which £102,500 was performance-related.

b) Retirement benefits

One Director will be receiving benefits under a defined benefit scheme (2014: one, 2013: one) and no Director (2014: nil, 2013: nil) will be receiving benefits under a defined contribution scheme.

142	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

c) Santander Long-Term Incentive Plan (LTIP)

In 2015, three Executive Directors (2014: four, 2013: none) and no Other Key Management Personnel (2014: none, 2013: none) were granted conditional awards under the Santander LTIP. Under the Santander LTIPs granted on 1 July 2010 and 1 July 2009 certain Executive Directors, Key Management Personnel and other nominated individuals were granted conditional awards of shares in Banco Santander SA.

In the case of the 2015 LTIP, employees were allocated an initial award determined in GBP in 2015 which was converted into shares in Banco Santander SA, in January 2016. The 2015 LTIP vested at 91.5% based on Banco Santander SA’s relative EPS and RoTE performance in 2015 versus a comparators group. The vested award will be deferred over three years and payable in 2019 subject to Banco Santander SA’s continuing relative performance to comparators of EPS, RoTE and other non-financial measures.

In the case of the 2014 LTIP, employees were allocated an initial award determined in GBP in 2014 which was converted into shares in Banco Santander, SA at the time of vesting, in January 2015. The 2014 LTIP vested at 100% based on Banco Santander SA’s relative TSR performance in 2014 versus a comparator group. The vested award will be deferred and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander SA’s continuing relative TSR performance to comparators. From previous LTIP schemes, 0% of the 2010 conditional award vested in July 2013 and 0% of the 2011 conditional award vested in July 2014. In 2015, no LTIP shares awarded in 2011 vested for any Director (2014: none).

37. RELATED PARTY DISCLOSURES

a) Parent undertaking and controlling party

The Company’s immediate parent is Santander UK plc, a company incorporated in England and Wales. The ultimate parent and controlling party is Banco Santander SA, a company incorporated in Spain. The smallest and largest groups into which the ANTS group’s results are included are the group accounts of Santander UK plc and Banco Santander SA, respectively, copies of which may be obtained from Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN, the Santander UK corporate website (www.santander.co.uk) or on the Banco Santander corporate website (www.santander.com).

b) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year-end:

	Group
	Interest, fees and other income received			Interest, fees and other expense paid			Amounts owed by related parties		Amounts owed to related parties
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2015 £m	2014 £m
Ultimate parent	(61)	(375)	(405)	12	3	68	1,426	2,096	(1,889)	(2,260)
Immediate parent	(2,551)	(3,527)	(4,980)	2,007	4,277	3,552	22,281	12,040	(22,449)	(8,633)
Fellow subsidiaries	(2,788)	(2,425)	(3,511)	2,276	1,504	3,325	20,159	27,369	(2,204)	(9,602)

	(5,400)	(6,327)	(8,896)	4,295	5,784	6,945	43,866	41,505	(26,542)	(20,495)

	Company
	Interest, fees and other income received			Interest, fees and other expense paid			Amounts owed by related parties		Amounts owed to related parties
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2015 £m	2014 £m
Ultimate parent	(61)	(375)	(1,861)	12	3	1,524	1,426	2,096	(1,889)	(2,260)
Immediate parent	(2,551)	(3,527)	(4,980)	2,007	4,277	3,552	22,267	12,040	(22,445)	(8,632)
Subsidiaries	(3)	—	—	8	7	15	89	35	(184)	(3,547)
Fellow subsidiaries	(2,788)	(2,425)	(3,510)	2,276	1,504	3,325	20,156	27,365	(2,199)	(9,598)

	(5,403)	(6,327)	(10,351)	4,303	5,791	8,416	43,938	41,536	(26,717)	(24,037)

In 2015, the intercompany funding arrangements between Abbey National Treasury Services plc and its immediate parent Santander UK plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013.

Further information on balances due from/(to) other Banco Santander group companies is set out in the sections ‘Balances with other Santander UK group companies’ and ‘Balances with other Banco Santander group companies outside the Santander UK group’ in the Risk review on pages 87 to 88. In addition, details of guarantees given on behalf of the Company’s parent, the Capital Support Deed, the DoLSub liquidity facility and guarantees given to fellow subsidiaries are described in Note 32. Further information on related party transactions during the year and balances outstanding at the year-end is described in the other Notes.

Except for the intercompany funding arrangements described above, the above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

Abbey National Treasury Services plc 2015 Annual Report	143

Financial statements

38. FINANCIAL INSTRUMENTS

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

	Group
	2015			2014
	Held at fair value	Held at amortised cost	Total	Held at fair value	Held at amortised cost	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	—	2,279	2,279	—	4,460	4,460
Trading assets	23,649	—	23,649	21,373	—	21,373
Derivative financial instruments	24,875	—	24,875	25,792	—	25,792
Financial assets designated at fair value	2,130	—	2,130	2,577	—	2,577
Loans and advances to banks	—	21,544	21,544	—	11,344	11,344
Loans and advances to customers	—	32,455	32,455	—	38,285	38,285
Loans and receivables securities	—	15	15	—	22	22
Available-for-sale securities	1,168	—	1,168	2,525	—	2,525
Macro hedge of interest rate risk	—	521	521	—	935	935

	51,822	56,814	108,636	52,267	55,046	107,313

Non- financial assets			231			156

			108,867			107,469

Liabilities
Deposits by banks	—	21,333	21,333	—	17,416	17,416
Deposits by customers	—	2,838	2,838	—	4,523	4,523
Trading liabilities	12,722	—	12,722	15,333	—	15,333
Derivative financial liabilities	25,178	—	25,178	26,607	—	26,607
Financial liabilities designated at fair value	2,016	—	2,016	2,848	—	2,848
Debt securities in issue	—	40,811	40,811	—	36,799	36,799
Macro hedge of interest rate risk	—	—	—	—	39	39

	39,916	64,982	104,898	44,788	58,777	103,565

Non- financial liabilities			326			523

			105,224			104,088

	Company
	2015			2014
	Held at fair value	Held at amortised cost	Total	Held at fair value	Held at amortised cost	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	—	2,279	2,279	—	4,460	4,460
Trading assets	23,649	—	23,649	21,373	—	21,373
Derivative financial instruments	24,875	—	24,875	25,792	—	25,792
Financial assets designated at fair value	2,130	—	2,130	2,577	—	2,577
Loans and advances to banks	—	21,521	21,521	—	11,290	11,290
Loans and advances to customers	—	32,538	32,538	—	38,310	38,310
Loans and receivables securities	—	16	16	—	23	23
Available-for-sale securities	1,168	—	1,168	2,525	—	2,525
Macro hedge of interest rate risk	—	521	521	—	935	935

	51,822	56,875	108,697	52,267	55,018	107,285

Non- financial assets			178			191

			108,875			107,476

Liabilities
Deposits by banks	—	21,329	21,329	—	17,415	17,415
Deposits by customers	—	3,018	3,018	—	8,067	8,067
Trading liabilities	12,722	—	12,722	15,333	—	15,333
Derivative financial liabilities	25,178	—	25,178	26,607	—	26,607
Financial liabilities designated at fair value	2,016	—	2,016	2,848	—	2,848
Debt securities in issue	—	40,647	40,647	—	33,289	33,289
Macro hedge of interest rate risk	—	—	—	—	39	39

	39,916	64,994	104,910	44,788	58,810	103,598

Non- financial liabilities			322			514

			105,232			104,112

144	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

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

The ANTS group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:

Level 1:

Unadjusted quoted prices for identical assets or liabilities in an active market that the ANTS group can access at the measurement date. Level 1 positions include debt securities, equity securities, exchange traded derivatives and short positions in securities.

Level 2:

Quoted prices in inactive markets, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 positions include loans and advances to banks, loans and advances to customers, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, debt securities, deposits by banks, deposits by customers and debt securities in issue.

Level 3:

Significant inputs to the pricing or valuation techniques are unobservable. Level 3 positions include exchange rate derivatives, equity and credit derivatives, loans and advances to customers, debt securities, and debt securities in issue.

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

Underlying assets and liabilities are reviewed to consider the appropriate adjustment to mark the mid-price reported in the trading systems to a fair value. This process takes into account the liquidity of the position in the size of the adjustment required. These liquidity adjustments are presented and discussed at the monthly Risk Forum.

The appropriate measurement levels are regularly reviewed. Underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid-offer spread is observable, this is tested against actual trades. Changes in the observability of significant valuation inputs during the reporting period may result in a transfer of assets and liabilities within the fair value hierarchy. The ANTS group recognises transfers between levels of the fair value hierarchy when there is a significant change in either its principal market or the level of observability of the inputs to the valuation techniques as at the end of the reporting period.

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

Abbey National Treasury Services plc 2015 Annual Report	145

Financial statements

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

Unrecognised gains as a result of the use of valuation models using unobservable inputs (Day One profits)

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

c) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2015 and 2014, including their levels in the fair value hierarchy – level 1, level 2 and level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. There were no financial instruments carried at amortised cost whose fair values would be classified in level 1.

		Group
		2015				2014
		Fair value			Carrying	Fair value			Carrying
		Level 2	Level 3	Total	value	Level 2	Level 3	Total	value
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks		3,979	17,454	21,433	21,544	1,102	10,189	11,291	11,344

Loans and advances to customers	Corporate loans	6,426	7,886	14,312	14,515	5,671	7,573	13,244	13,300
	Other advances	—	17,940	17,940	17,940	—	24,985	24,985	24,985

		6,426	25,826	32,252	32,455	5,671	32,558	38,229	38,285

Loans and receivables securities		13	—	13	15	22	—	22	22

Liabilities
Deposits by banks	Securities sold under repurchase agreements	2,665	—	2,665	2,630	4,101	—	4,101	4,015
	Other deposits	505	18,207	18,712	18,703	529	12,872	13,401	13,401

		3,170	18,207	21,377	21,333	4,630	12,872	17,502	17,416

Deposits by customers	Current and demand accounts	—	558	558	558	—	873	873	873
	Wholesale funds and deposits	—	2,280	2,280	2,280	—	3,650	3,650	3,650
	Securities sold under repurchase agreements	—	—	—	—	—	—	—	—

		—	2,838	2,838	2,838	—	4,523	4,523	4,523

Debt securities in issue	Bonds and medium term notes	42,464	—	42,464	40,811	38,956	—	38,956	36,799

Included in the above table are the following intercompany balances:

	Group
Balance sheet category	2015				2014
	Fair value			Carrying	Fair value			Carrying
	Level 2	Level 3	Total	value	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	2,321	17,027	19,348	19,348	404	9,561	9,965	9,965
Loans and advances to customers	—	17,940	17,940	17,940	—	24,985	24,985	24,985

	2,321	34,967	37,288	37,288	404	34,546	34,950	34,950

Liabilities
Deposits by banks	309	17,867	18,176	18,176	—	12,506	12,506	12,506

146	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

		Company
		2015				2014
		Fair value			Carrying	Fair value			Carrying
		Level 2	Level 3	Total	value	Level 2	Level 3	Total	value
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks		3,973	17,437	21,410	21,521	1,058	10,179	11,237	11,290

Loans and advances to customers	Corporate loans	6,426	7,883	14,309	14,514	5,671	7,569	13,240	13,296
	Other advances	—	18,024	18,024	18,024	—	25,014	25,014	25,014

		6,426	25,907	32,333	32,538	5,671	32,583	38,254	38,310

Loans and receivables securities		14	—	14	16	22	—	22	23

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	2,664	—	2,664	2,630	4,101	—	4,101	4,015
	Other deposits	505	18,203	18,708	18,699	529	12,871	13,400	13,400

		3,169	18,203	21,372	21,329	4,630	12,871	17,501	17,415

Deposits by customers	Current and demand accounts	—	738	738	738	—	4,417	4,417	4,417
	Wholesale funds and deposits	—	2,280	2,280	2,280	—	3,650	3,650	3,650
	Securities sold under agreements to repurchase	—	—	—	—	—	—	—	—

		—	3,018	3,018	3,018	—	8,067	8,067	8,067

Debt securities in issue	Bonds and medium term notes	42,300	—	42,300	40,647	35,446	—	35,446	33,289

Included in the above table are the following intercompany balances:

	Company
	2015				2014
	Fair value			Carrying	Fair value			Carrying
	Level 2	Level 3	Total	value	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	2,321	17,010	19,331	19,331	404	9,557	9,961	9,961
Loans and advances to customers	—	18,024	18,024	18,024	—	25,018	25,018	25,018

	2,321	35,034	37,355	37,355	404	34,575	34,979	34,979

Liabilities
Deposits by banks	309	17,863	18,172	18,172	—	12,505	12,505	12,505

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

Abbey National Treasury Services plc 2015 Annual Report	147

Financial statements

Assets:

Cash and balances at central banks

This consists of demand deposits with the Bank of England and the US Federal Reserve. The carrying amount of cash and balances at central banks is deemed an appropriate approximation of the fair value. These have therefore been excluded from the table above.

Loans and advances to banks

These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued on the basis of spreads on credit default swaps for the term of the loans using valuation technique A as described in the valuation technique section below. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration. This includes intercompany balances.

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

With respect to Social Housing, part of this portfolio is held for historic reasons at fair value. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this portion of the portfolio has been determined using valuation technique A as described in the valuation technique section below.

With respect to intercompany loans, the carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are either short-term in duration or subject to fair value hedges.

Loans and receivables securities

These debt securities consist of asset-backed securities. These are complex products and are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash-flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research. Disposals of these securities since 2008 have demonstrated that actual sales prices achieved have been close to fair values estimated under this method.

Liabilities:

Deposits by banks

The fair value of deposits by banks, including repos, has been estimated using valuation technique A as described below. The carrying amount of the intercompany items is deemed a reasonable approximation of their fair value, as the transactions are short-term in duration.

Deposits by customers

The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the ANTS group’s customers, the Directors believe there is significant value to the ANTS group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit/surplus of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities. The fair value of such deposits liabilities has been estimated using valuation technique A as described below.

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using valuation technique A as described below.

148	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

d) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2015 and 2014, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

		Group and Company
		Fair value
Balance sheet category		2015				2014
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Trading assets	Loans and advances to banks	—	5,433	—	5,433	—	5,936	—	5,936	A
	Loans and advances to customers	580	5,380	—	5,960	181	2,826	—	3,007	A
	Debt securities	5,462	—	—	5,462	7,981	—	—	7,981	—
	Equity securities	6,794	—	—	6,794	4,449	—	—	4,449	—
Derivative assets	Exchange rate contracts	—	7,191	55	7,246	—	5,066	5	5,071	A
	Interest rate contracts	—	15,905	18	15,923	4	18,440	20	18,464	A & C
	Equity and credit contracts	88	1,275	343	1,706	149	1,763	343	2,255	B & D
	Commodity contracts	—	—	—	—	—	2	—	2	A
Financial assets designated at fair value	Loans and advances to customers	—	1,831	59	1,890	—	2,198	61	2,259	A
	Debt securities	—	240	—	240	—	318	—	318	A
Available-for-sale securities	Debt securities	1,168	—	—	1,168	2,525	—	—	2,525	—

Total assets at fair value		14,092	37,255	475	51,822	15,289	36,549	429	52,267

Liabilities
Trading liabilities	Deposits by banks	—	2,777	—	2,777	—	7,223	—	7,223	A
	Deposits by customers	—	7,151	—	7,151	—	4,899	—	4,899	A
	Short positions	2,794	—	—	2,794	3,211	—	—	3,211	—
Derivative liabilities	Exchange rate contracts	—	7,637	55	7,692	—	5,579	—	5,579	A
	Interest rate contracts	1	15,807	10	15,818	8	18,513	6	18,527	A & C
	Equity and credit contracts	2	1,620	46	1,668	1	2,448	50	2,499	B & D
	Commodity contracts	—	—	—	—	—	2	—	2	A
Financial liabilities designated at fair value	Debt securities in issue	—	2,011	5	2,016	—	2,835	13	2,848	A

Total liabilities at fair value		2,797	37,003	116	39,916	3,220	41,499	69	44,788

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the period in which they occur.

During 2015, the following financial instruments were transferred between Level 2 and Level 3:

•

Exchange rate contracts - Securitisation cross currency swaps shown in derivative assets and derivative liabilities with fair values of £55m and £55m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i) as instruments 2 and 10.

•

Interest rate contracts - Securitisation swaps shown in derivative assets and derivative liabilities with fair values of £8m and £6m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i) as instruments 4 and 12.

During 2014, the following financial instruments were transferred between Level 2 and Level 3:

•

Interest rate contracts - Bermudan swaptions shown in derivative assets and derivative liabilities with fair values of £29m and £10m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i) as instruments 3 and 11.

•

Debt securities - Certain asset-backed securities issued by Banco Santander group entities, with a fair value of £58m designated as fair value through profit and loss, were transferred from Level 3 to Level 2 principally due to improved transparency of market prices due to market transactions in these instruments. The valuation technique applied to estimate the fair value of these financial instruments is described in section i) as instrument 9.

During 2015 and 2014, there were no transfers of financial instruments between Levels 1 and 2.

Abbey National Treasury Services plc 2015 Annual Report	149

Financial statements

e) Valuation techniques

The main valuation techniques employed in internal models to measure the fair value of the financial instruments disclosed above at 31 December 2015 and 2014 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The ANTS group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2015, 2014 and 2013.

A

In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and commodity swaps) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward commodity prices. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity prices are generally observable market data.

B

In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (HPI) volatility, HPI forward growth, HPI spot rate, mortality, and mean reversion.

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

f) Fair value adjustments

The internal models incorporate assumptions that the ANTS group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the ANTS group considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.

The ANTS group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Global Corporate Banking. The magnitude and types of fair value adjustment adopted by Global Corporate Banking are listed in the following table:

	2015 £m	2014 £m
Risk-related:
- Bid-offer and trade specific adjustments	46	34
- Uncertainty	42	18
- Credit risk adjustment	20	26

	108	78

Model-related	6	11
Day One profits	1	2

	115	91

150	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the ANTS group’s market or credit risk exposure, and by external market factors, such as the size of market spreads.

(i) Bid-offer and trade specific adjustments

IFRS 13 requires that portfolios are marked at bid or offer, as appropriate. Valuation models will typically generate mid-market values. The bid-offer adjustment reflects the cost that would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the position.

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

The granularity of the risk bucketing is principally determined by reference to the risk management practice undertaken by the ANTS group, the granularity of risk bucketing in the risk reporting process, and the extent of correlation between risk buckets. Within a risk type, the bid-offer adjustment for each risk bucket may be aggregated without offset or limited netting may be applied to reflect correlation between buckets. There is no netting applied between risk types or between portfolios that are not managed together for risk management purposes. There is no netting across legal entities.

(ii) Uncertainty

Certain model inputs may be less readily determinable from market data, and/or the choice of model itself may be more subjective. In these circumstances, there exists a range of possible values that the financial instrument or market parameter may assume and an adjustment may be necessary to reflect the likelihood that in estimating the fair value of the financial instrument, market participants would adopt more conservative values for uncertain parameters and/or model assumptions than those used in the valuation model.

(iii) Credit risk adjustment

Credit risk adjustments comprise credit and debit valuation adjustments. The credit valuation adjustment (CVA) is an adjustment to the valuation of OTC derivative contracts to reflect within the fair value the possibility that the counterparty may default, and the ANTS group may not receive the full market value of the transactions. The debit valuation adjustment (DVA) is an adjustment to the valuation of the OTC derivative contracts to reflect within the fair value the possibility that the Santander UK group may default, and that the Santander UK group may not pay full market value of the transactions.

The ANTS group calculates a separate CVA and DVA for each ANTS legal entity, and within each entity for each counterparty to which the entity has exposure. The ANTS group calculates the CVA by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default (i.e. the loss given default (LGD)). Conversely, the ANTS group calculates the DVA by applying the PD of the ANTS group, conditional on the non-default of the counterparty, to the expected positive exposure of the counterparty to the ANTS group and multiplying the result by the LGD. Both calculations are performed over the life of the potential exposure.

For most products the ANTS group uses a simulation methodology to calculate the expected positive exposure to a counterparty. This incorporates a range of potential exposures across the portfolio of transactions with the counterparty over the life of the portfolio. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty.

For certain types of exotic derivatives where the products are not currently supported by the standard methodology, the ANTS group adopts alternative methodologies. These may involve mapping transactions against the results for similar products which are valued using the standard methodology. In other cases, a simplified version of the standard methodology is applied. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than used in the standard methodology.

The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. The ANTS group considers that an appropriate adjustment to reflect wrong-way risk is currently £nil (2014: £nil).

Model-related adjustments

Models used for portfolio valuation purposes, may be based upon a simplifying set of assumptions that do not capture all material market characteristics. Additionally, markets evolve, and models that were adequate in the past may require development to capture all material market characteristics in current market conditions. In these circumstances, model limitation adjustments are adopted. The Quantitative Risk Group (QRG), an independent quantitative support function reporting into the Risk Department, highlights the requirement for model limitation adjustments and develops the methodologies employed. As model development progresses, model limitations are addressed within the core revaluation models and a model limitation adjustment is no longer needed.

Day One profits adjustments

Day One profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs. Day One profits adjustments are calculated and reported on a portfolio basis. Day One profit adjustments remain at a low level.

g) Control framework

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

Abbey National Treasury Services plc 2015 Annual Report	151

Financial statements

The factors that are considered in this regard include:

•	The extent to which prices may be expected to represent genuine traded or tradeable prices

•	The degree of similarity between financial instruments

•	The degree of consistency between different sources

•	The process followed by the pricing provider to derive the data

•	The elapsed time between the date to which the market data relates and the balance sheet date

•	The manner in which the data was sourced.

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

Internal valuation model review

For fair values determined using a valuation model, the control framework may include, as applicable, independent development or validation of: (i) the logic within valuation models; (ii) the inputs to those models; (iii) any adjustments required outside the valuation models; and (iv) where possible, model outputs.

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

h) Internal models based on observable market data (Level 2)

1. Trading assets and liabilities

Loans and advances to banks and loans and advances to customers - securities purchased under resale agreements

These consist of repos and reverse repos as part of trading activities. The fair value is estimated by using the ‘present value’ method. Future cash flows are evaluated taking into consideration any derivative features of the reverse repos and are then discounted using the appropriate market rates for the applicable maturity and currency. Under these agreements, the ANTS group receives collateral with a market value equal to, or in excess of, the principal amount loaned. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the counterparty related to these agreements. As the inputs are based on observable market data, these reverse repos are classified as level 2.

Loans and advances to banks and loans and advances to customers—other

These consist of term deposits placed which are short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. The fair value is estimated using the ‘present value’ method. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments. As the inputs are based on observable market data, these loans are classified as level 2.

Deposits by banks and deposits by customers—securities sold under repurchase agreements

These consist of repos with both professional non-bank customers and bank counterparties as part of trading activities. The fair value of repos is estimated using the same technique as those reverse repos in trading assets discussed above. Under these agreements, the ANTS group is required to provide and maintain collateral with a market value equal to, or in excess of, the principal amount borrowed. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the ANTS group related to these agreements. As the inputs are based on observable market data, these repos are classified as level 2.

Deposits by banks and deposits by customers—other

These consist of certain term and time deposits which tend to be short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. These instruments are valued using the same techniques as those instruments in trading assets—loans and advances to banks and loans and advances to customers discussed above. As the inputs are based on observable market data, these deposits are classified as level 2.

2. Derivative assets and liabilities

These consist of exchange rate, interest rate, equity and credit contracts. The models used in estimating the fair value of these derivatives do not contain a high level of subjectivity as the methodologies used do not require significant judgement, and the inputs used are observable market data such as plain vanilla interest rate swaps and option contracts. As the inputs are based on observable market data, these derivatives are classified as level 2.

Certain cross currency swaps, reversionary property interests, credit default swaps and options and forwards contain significant unobservable inputs or are traded less actively or traded in less-developed markets, and so are classified as level 3. The valuation of such instruments is further discussed in section i).

152	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

3. Financial assets and liabilities at fair value through profit or loss (FVTPL)

Loans and advances to customers

These consist of loans secured on residential property to housing associations. The fair value of these loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads observable in the social housing loan data. Observable market data include current market spreads for new accepted mandates and bids for comparable loans and are used to support or challenge the benchmark level. This provides a range of reasonably possible estimates of fair value. As the inputs are based on market observable data, these loans are classified as level 2.

Certain loans and advances to customers which represent a portfolio of roll-up mortgages contain significant unobservable inputs and so are classified as level 3. The valuation of such instruments is further discussed below.

Debt securities

These consist of holdings of asset-backed securities. A significant portion of these securities are priced using the ‘present value’ models, based on observable market data e.g. LIBOR, credit spreads. Where there are quoted prices, the model value is checked against the quoted prices for reference purposes, but is not used as the fair value as the market for these instruments is lacking in liquidity and depth. As the inputs are based on observable market data, these debt securities are classified as level 2.

Certain debt securities which represent reversionary property securities and securities issued by Banco Santander entities contain significant unobservable inputs, and so are classified as level 3. The valuation of such instruments is further discussed below.

Debt securities in issue

These include commercial paper, medium term notes and other bonds and are valued using the same techniques as those instruments in financial assets at FVTPL - debt securities discussed above. As the inputs used are based on observable market data, these debt securities are classified as level 2.

Certain debt securities in issue which represent the more exotic senior debt issuances, consisting of power reverse dual currency (PRDC) notes contain significant unobservable inputs and so are classified as level 3. The valuation of such instruments is further discussed below.

i) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Fair value movements recognised in profit/(loss)
			2015	2014	2015	2014	2013
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	—	5	3	(1)	(7)
2. Derivative assets	Exchange rate contracts	Securitisation cross currency swaps	55	—	—	—	—
3. Derivative assets	Interest rate contracts	Bermudan swaptions	10	20	(9)	(5)	—
4. Derivative assets	Interest rate contracts	Securitisation swaps	8	—	—	—	—
5. Derivative assets	Equity and credit contracts	Reversionary property interests	81	84	2	18	(5)
6. Derivative assets	Credit contracts	Credit default swaps	4	5	(2)	(7)	(4)
7. Derivative assets	Equity contracts	Options and forwards	258	254	7	6	6
8. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	59	61	2	15	(6)
9. FVTPL	Debt securities	Asset-backed securities	—	—	—	—	13
10. Derivative liabilities	Exchange rate contracts	Securitisation cross currency swaps	(55)	—	—	—	—
11. Derivative liabilities	Interest rate contracts	Bermudan swaptions	(4)	(6)	—	4	—
12. Derivative liabilities	Interest rate contracts	Securitisation swaps	(6)	—	—	—	—
13. Derivative liabilities	Equity contracts	Options and forwards	(46)	(50)	(8)	3	8
14. FVTPL	Debt securities in issue	Non-vanilla debt securities	(5)	(13)	(4)	1	7

Total net assets			359	360

Total income/(expense)					(9)	34	12

Valuation techniques

1. Derivative assets - Exchange rate contracts

These are used to hedge the foreign currency risks arising from the PRDC notes issued, as described in Instrument 14 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long-dated foreign exchange (FX) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are market observable. Cross currency spreads may be market observable or unobservable depending on the liquidity of the cross currency pair. As the Japanese Yen-US dollar cross currency pair related to the PRDC notes is liquid, the cross currency spreads (including long-dated cross currency spread) for these swaps are market observable.

The significant unobservable inputs are the long-dated FX volatility and the correlation between the underlying assets. The correlation between the underlying assets is assumed to be zero, as there are no actively traded options from which correlations between the underlying assets could be implied. Furthermore, the zero correlation assumption implies that the sources of the long-dated FX volatility are independent.

Long-dated FX volatility - Long-dated FX volatility is extrapolated from shorter-dated FX volatilities which are market observable. Short-dated FX volatility is observable from the trading of FX options. As there is no active market for FX options with maturities greater than five years (long-dated FX options), long-dated FX volatility is not market observable. Furthermore, as historical prices are not relevant in determining the cost of hedging long-dated FX risk, long-dated FX volatility cannot be inferred from historical volatility. The long-dated FX volatility is extrapolated from the shorter-dated FX volatilities using Black’s model.

FX volatility is modelled as the composition of the domestic interest rate, foreign interest rates and FX spot volatilities using standard Hull-White formulae. The Hull-White approach is used for estimating the future distribution of domestic and foreign zero-coupon rates, constructed from the relevant yield curves. Using short-dated FX options, the FX spot volatility is calculated which is then extrapolated to derive the long-dated FX volatility.

Abbey National Treasury Services plc 2015 Annual Report	153

Financial statements

2. Derivative assets - Exchange rate contracts

These are securitisation based swaps for which the notional amount is adjusted to match the changes in the outstanding reference mortgage portfolio with time. These swap are valued using a standard valuation model for which the main inputs used are market observable information in the vanilla swap market and a prepayment parameter. The significant unobservable input for the valuation of these financial instruments is prepayment.

Prepayment - This captures the prepayment, default and arrears of the reference portfolio and is modelled using an analysis of the underlying portfolio plus observed historical market data.

3. Derivative assets - Interest rate contracts

These are options giving the holder the right to enter into an interest rate swap on any one of a number of predetermined dates. These Bermudan swaptions are valued using a standard valuation model.

In valuing the Bermudan swaptions, the main inputs used are market observable information in the vanilla swaption market and a mean reversion parameter. The significant unobservable input for the valuation of these financial instruments is mean reversion.

Mean reversion - The input used reflects the level of de-correlation in the swaption market. This parameter is not directly observable in the market but can be deduced from broker quotes or using expert judgement. An adjustment is made to reflect this uncertainty by stressing the parameter.

4. Derivative assets - Interest rate contracts

These derivatives are the same as Instrument 2.

5. Derivative assets - Equity and credit contracts

These are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the ANTS group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the home owner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. The Halifax’s UK HPI is the UK’s longest running monthly house price data series covering the whole country. The indices calculated are standardised and represent the price of a typically transacted house. Both national and regional HPI are published. The national HPI is published monthly. The regional HPI reflects the national HPI disaggregated into 12 UK regions and is published quarterly. Both indices are published on two bases, including and excluding seasonal adjustments in the housing market. Non-seasonally adjusted (NSA) national and regional HPI are used in the valuation model to avoid any subjective judgement in the adjustment process which is made by Halifax.

The inputs used to determine the value of the reversionary property derivatives are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth.

HPI Spot Rate - The HPI spot rate used is a weighted average of NSA regional HPI spot rates i.e. adjusted for difference in the actual regional composition of the property underlying the reversionary interest portfolio and the composition of the published regional indices. The regional HPI spot rate (which is observable market data) is only published on specific quarterly dates. In between these dates, its value is estimated by applying the growth rate over the relevant time period inferred from the national HPI spot rates (which are observable market data and published monthly) to the most recently calculated weighted average regional HPI spot rate based on published regional indices.

An adjustment is also made to reflect the specific property risk i.e. possible deviation between the actual growth in the house prices underlying the reversionary interest portfolio and their assumed index-linked growth, which is based on the regional HPI. This adjustment is based on the average historical deviation of price changes of the actual property portfolio from that of the published indices over the time period since the last valuation date.

HPI Forward Growth Rate - Long-dated HPI forward growth rate is not directly observable in the market but is estimated from broker quotes and traded forward contracts. A specific spread is applied to the long-dated forward growth rate to reflect the uncertainty surrounding long-dated data. This spread is calculated by analysing the historical volatility of the HPI, whilst incorporating mean reversion. An adjustment is made to reflect the specific property risk as for the HPI spot rate above.

Mortality Rate - Mortality rates are obtained from tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of ANTS group’s reversionary property products underlying the derivatives. Mortality rates do not have a significant effect on the value of the instruments.

6. Derivative assets - Credit contracts

These are credit default swaps held against certain bonds. The credit default swaps are valued using the credit spreads of the referenced bonds. These referenced bonds are valued with the assistance of valuations prepared by an independent, specialist valuation firm as a deep and liquid market does not exist.

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

Probability of default - The probability of default is assessed by considering the credit quality of the underlying referenced bonds. However, as no deep and liquid market exists for these assets the assessment of the probability of default is not directly observable and instead an estimate is calculated using the Standard Gaussian Copula model.

154	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

7. Derivative assets – Equity contracts

There are three types of derivatives within this category:

European options - These are valued using a modified Black-Scholes model where the HPI is log-normally distributed with the forward rates determined from the HPI forward growth.

Asian options - Asian (or average value) options are valued using a modified Black-Scholes model, with an amended strike price and volatility assumption to account for the average exercise period, through a closed form adjustment that reflects the strike price relative to the distribution of stock prices at each relevant date. This is also known as the Curran model.

Forward contracts - Forward contracts are valued using a standard forward pricing model.

The inputs used to determine the value of the above instruments are HPI spot rate, HPI forward growth rate and HPI volatility. The principal pricing parameter is HPI forward growth rate.

HPI Spot Rate - The HPI spot rate used is the NSA national HPI spot rate which is published monthly and directly observable in the market. This HPI rate used is different from the weighted average regional HPI spot rate used in the valuation of Instrument 5 above, as the underlying of these derivatives is the UK national HPI spot rate.

HPI Forward Growth Rate - The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 5 above.

HPI Volatility - Long-dated HPI volatility is not directly observable in the market but is estimated from the most recent traded values. An adjustment is applied to the long-dated HPI volatility rate to reflect the uncertainty surrounding long-dated data. This adjustment is based on the empirical standard deviation of historical volatility over a range of time horizons. HPI volatility rates do not have a significant effect on the value of the instruments.

8. FVTPL – Loans and advances to customers

These represent roll-up mortgages (sometimes referred to as lifetime mortgages), which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not make any interest payments during their lifetime and the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative pledge’. The ANTS group suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.

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

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth, HPI volatility, mortality rates and repayment rates. The principal pricing parameter is HPI forward growth. The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 5 above. The other parameters do not have a significant effect on the value of the instruments.

9. FVTPL – Debt securities

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

10. Derivative liabilities - Exchange rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

11. Derivative liabilities - Interest rate contracts

These derivatives are the same as Instrument 3 with the exception that they have a negative fair value.

12. Derivative liabilities – Interest rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

13. Derivative liabilities - Equity contracts

These derivatives are the same as Instrument 7 with the exception that they have a negative fair value.

14. FVTPL - Debt securities in issue

These are PRDC notes. These notes are financial structured products where an investor is seeking a better return and a borrower/issuer a lower rate by taking advantage of the interest rate differential between two countries. The note pays a foreign interest rate in the investor’s domestic currency. The power component of the name denotes higher initial coupons and the fact that coupons rise as the domestic/foreign exchange rate depreciates. The power feature comes with a higher risk for the investor. Cash flows may have a digital cap feature where the rate gets locked once it reaches a certain threshold. Other add-on features are barriers such as knockouts and cancellation provisions for the issuer.

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

Abbey National Treasury Services plc 2015 Annual Report	155

Financial statements

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives £m	Fair value through P&L £m	Total £m	Derivatives £m	Fair value through P&L £m	Total £m
At 1 January 2015	368	61	429	(56)	(13)	(69)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	1	2	3	(8)	(4)	(12)
- Foreign exchange and other movements	—	—	—	—	—	—
Transfers in	63	—	63	(61)	—	(61)
Transfers out	—	—	—	—	—	—
Settlements	(16)	(4)	(20)	14	12	26

At 31 December 2015	416	59	475	(111)	(5)	(116)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	1	2	3	(8)	(4)	(12)

At 1 January 2014	347	109	456	(68)	(37)	(105)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	11	15	26	7	1	8
- Foreign exchange and other movements	(7)	(1)	(8)	—	—	—
Transfers in	29	—	29	(10)	—	(10)
Transfers out	—	(58)	(58)	—	—	—
Settlements	(12)	(4)	(16)	15	23	38

At 31 December 2014	368	61	429	(56)	(13)	(69)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	4	14	18	7	1	8

Total gains or losses are included in ‘Net trading and other income’ (see Note 5).

2015 compared to 2014

Financial instrument assets valued using internal models based on information other than market data were 0.92% (2014: 0.82%) of total assets measured at fair value and 0.40% (2014: 0.40%) of total assets at 31 December 2015.

Financial instrument liabilities valued using internal models based on information other than market data were 0.29% (2014: 0.15%) of total liabilities measured at fair value and 0.11% (2014: 0.07%) of total liabilities at 31 December 2015.

Gains of £1m in respect of derivatives assets principally reflected changes in credit spreads and the HPI Index and yield curve movements. Gains of £2m in respect of assets designated at fair value through profit or loss primarily reflect the mark-to-market volatility on the portfolio. Losses of £8m in respect of derivative liabilities reflected changes in credit spreads and the HPI Index. Losses of £4m in respect of liabilities designated at fair value through profit or loss reflected changes in fair value. They are fully matched with derivatives.

2014 compared to 2013

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

Gains of £4m in respect of derivative assets principally reflected changes in credit spreads and the HPI Index partially offset by unfavourable movements in foreign exchange rates. Gains of £14m in respect of assets designated at fair value through profit or loss principally reflected the mark-to-market volatility on the portfolio. Gains of £7m in respect of derivative liabilities reflected changes in credit spreads and the HPI Index. Gains of £1m in respect of liabilities designated at fair value through profit or loss reflected changes in fair value. They are fully matched with derivatives.

156	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

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

						Sensitivity
	Fair value	Significant unobservable input				Favourable	Unfavourable
Balance sheet note line item and product	£m	Assumption description	Assumption value		Shift	changes	changes
			Range(1)	Weighted average		£m	£m
3. Derivative assets – Interest rate contracts:	10	Mean reversion	0%-4%	2%	1%	1	(1)
– Bermudan swaptions
5. Derivative assets – Equity and credit contracts:	81	HPI Forward growth rate	0%-5%	2.65%	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	688 (2)	10%	8	(8)
6. Derivative assets – Credit contracts:	4	Probability of default	0%-2%	0.38%	20%	1	(1)
– Credit default swaps
7. Derivative assets – Equity contracts:	258	HPI Forward growth rate	0%-5%	2.09%	1%	1	(1)
– Options and forwards		HPI Spot rate	n/a	659 (2)	10%	2	(1)
8. FVTPL – Loans and advances to customers:	59	HPI Forward growth rate	0%-5%	2.79%	1%	2	(2)
– Roll-up mortgage portfolio
11. Derivative liabilities – Interest rate contracts:	(4)	Mean reversion	0%-4%	2%	1%	1	(1)
– Bermudan swaptions
13. Derivative liabilities - Equity contracts:	(46)	HPI Forward growth rate	0%-5%	2.09%	1%	5	(5)
– Options and forwards		HPI Spot rate	n/a	659 (2)	10%	13	(13)

2014

3. Derivative assets – Interest rate contracts:	20	Mean reversion	0%-4%	4%	1%	2	(2)
– Bermudan swaptions
5. Derivative assets – Equity and credit contracts:	84	HPI Forward growth rate	0%-5%	2.63%	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	630 (2)	10%	8	(8)
6. Derivative assets – Credit contracts:	5	Probability of default	0.1%-0.9%	0.2%	20%	1	(1)
– Credit default swaps
7. Derivative assets – Equity contracts:	254	HPI Forward growth rate	0%-5%	2.14%	1%	3	(3)
– Options and forwards		HPI Spot rate	n/a	607 (2)	10%	1	(1)
8. FVTPL – Loans and advances to customers:	61	HPI Forward growth rate	0%-5%	2.78%	1%	2	(2)
– Roll-up mortgage portfolio
11. Derivative liabilities – Interest rate contracts:	(6)	Mean reversion	0%-4%	4%	1%	1	(1)
– Bermudan swaptions
13. Derivative liabilities - Equity contracts:	(50)	HPI Forward growth rate	0%-5%	2.14%	1%	4	(4)
– Options and forwards		HPI Spot rate	n/a	607 (2)	10%	14	(16)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2015 and 2014.
(3)	Gains and losses arising from changes in the fair values of assets and liabilities shown in the tables above are recognised in the income statement.

No sensitivities are presented for Derivative assets – securitisation cross currency swaps (Instrument 2), Derivative assets – securitisation swaps (Instrument 4) and the FVTPL - debt securities in issue (Instrument 14), and related exchange rate and interest rate derivatives (Instrument 1, 10 and 12) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

Abbey National Treasury Services plc 2015 Annual Report	157

Financial statements

j) Maturities of financial assets, liabilities and off-balance sheet commitments

The tables below analyse the maturities of the undiscounted cash flows relating to financial assets, liabilities and off-balance sheet commitments of the ANTS group based on the remaining period to the contractual maturity date at the balance sheet date.

There are no significant financial liabilities related to financial guarantee contracts. These tables are not intended to show the liquidity of the ANTS group.

	Group
2015	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	2,239	—	—	—	40	—	—	—	—	2,279
Trading assets	4,150	4,321	2,593	2,636	741	854	685	222	8,517	24,719
Derivative financial instruments	—	618	523	424	684	782	1,625	5,123	18,104	27,883
Financial assets designated at FVTPL	—	—	—	—	—	—	—	—	2,390	2,390
Loans and advances to banks	927	4,917	42	1,001	2,103	2,010	2,300	5,516	2,995	21,811
Loans and advances to customers	6	717	120	360	1,393	2,027	4,707	9,175	16,286	34,791
Loans and receivables securities	—	—	—	—	—	—	—	—	15	15
Available-for-sale securities	—	—	—	—	627	—	289	284	—	1,200
Macro hedge of interest rate risk	—	—	—	—	—	—	15	65	503	583

Total financial assets	7,322	10,573	3,278	4,421	5,588	5,673	9,621	20,385	48,810	115,671

Liabilities
Deposits by banks	9,534	3,992	1,514	604	2,136	1,730	592	929	436	21,467
Deposits by customers	494	580	556	109	220	93	203	582	33	2,870
Trading liabilities	1,559	6,647	1,080	463	371	3	629	347	1,880	12,979
Derivative financial instruments:
- Held for trading	28	716	504	425	576	582	1,398	3,623	18,383	26,235
- Held for hedging(1)	—	45	—	—	53	37	51	431	862	1,479
Financial liabilities designated at FVTPL	—	354	112	297	59	133	157	417	525	2,054
Debt securities in issue	—	2,353	3,046	2,462	2,608	2,901	7,746	13,479	12,001	46,596

Total financial liabilities	11,615	14,687	6,812	4,360	6,023	5,479	10,776	19,808	34,120	113,680

Off-balance sheet commitments given	—	83	239	613	396	268	815	9,389	2,207	14,010

2014
Assets
Cash and balances at central banks	4,423	—	—	—	37	—	—	—	—	4,460
Trading assets	5,749	608	4,981	796	1,445	1,410	449	830	5,639	21,907
Derivative financial instruments	47	582	433	442	507	849	1,791	3,875	19,057	27,583
Financial assets designated at FVTPL	—	—	—	—	—	—	4	248	2,550	2,802
Loans and advances to banks	7,723	1,054	1,232	451	—	—	144	129	638	11,371
Loans and advances to customers	36	1,112	1,709	3,033	592	944	9,925	6,234	16,567	40,152
Loans and receivables securities	—	—	—	—	—	—	—	—	23	23
Available-for-sale securities	—	—	—	—	—	—	1,514	280	946	2,740
Macro hedge of interest rate risk	—	1	2	2	3	7	44	215	733	1,007

Total financial assets	17,978	3,357	8,357	4,724	2,584	3,210	13,871	11,811	46,153	112,045

Liabilities
Deposits by banks	5,056	4,681	292	818	832	430	3,668	972	877	17,626
Deposits by customers	675	1,835	366	217	178	246	394	371	290	4,572
Trading liabilities	3,594	5,991	2,904	36	100	1	15	492	2,224	15,357
Derivative financial instruments:
- Held for trading	342	398	324	380	608	967	1,631	3,440	18,694	26,784
- Held for hedging(1)	—	5	16	25	17	15	112	349	1,133	1,672
Financial liabilities designated at FVTPL	—	313	707	227	108	77	331	457	686	2,906
Debt securities in issue	—	2,133	4,667	3,711	632	1,190	5,148	12,218	11,396	41,095
Macro hedge of interest rate risk	—	—	—	1	5	3	29	1	—	39

Total financial liabilities	9,667	15,356	9,276	5,415	2,480	2,929	11,328	18,300	35,300	110,051

Off-balance sheet commitments given	—	44	144	541	100	226	1,072	8,224	1,967	12,318

(1)	Comprises the derivative liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.

158	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

2015	Company
	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	2,239	—	—	—	40	—	—	—	—	2,279
Trading assets	4,150	4,321	2,593	2,636	741	854	685	222	8,517	24,719
Derivative financial instruments	—	618	523	424	684	782	1,625	5,123	18,104	27,883
Financial assets designated at FVTPL	—	—	—	—	—	—	—	—	2,390	2,390
Loans and advances to banks	911	4,917	42	1,001	2,102	2,010	2,302	5,508	2,995	21,788
Loans and advances to customers	11	717	120	360	1,392	2,083	4,734	9,175	16,287	34,879
Loans and receivables securities	—	—	—	—	—	—	—	—	17	17
Available-for-sale securities	—	—	—	—	627	—	289	284	—	1,200
Macro hedge of interest rate risk	—	—	—	—	—	—	15	65	503	583

Total financial assets	7,311	10,573	3,278	4,421	5,586	5,729	9,650	20,377	48,813	115,738

Liabilities
Deposits by banks	9,530	3,991	1,512	602	2,134	1,729	590	926	433	21,447
Deposits by customers	510	672	627	109	220	93	202	579	33	3,045
Trading liabilities	1,559	6,647	1,080	463	371	3	629	347	1,880	12,979
Derivative financial instruments:
- Held for trading	28	716	504	425	576	582	1,398	3,623	18,383	26,235
- Held for hedging(1)	—	45	—	—	53	37	51	431	862	1,479
Financial liabilities designated at fair value	—	354	112	297	59	133	157	417	525	2,054
Debt securities in issue	—	2,294	2,994	2,462	2,608	2,901	7,746	13,479	12,001	46,485

Total financial liabilities	11,627	14,719	6,829	4,358	6,021	5,478	10,773	19,802	34,117	113,724

Off-balance sheet commitments given	—	83	239	613	396	268	815	9,389	2,207	14,010

2014
Assets
Cash and balances at central banks	4,423	—	—	—	37	—	—	—	—	4,460
Trading assets	5,749	608	4,981	796	1,445	1,410	449	830	5,639	21,907
Derivative financial instruments	47	582	433	442	507	849	1,791	3,875	19,057	27,583
Financial assets designated at FVTPL	—	—	—	—	—	—	4	248	2,550	2,802
Loans and advances to banks	7,670	1,054	1,232	451	—	—	144	128	638	11,317
Loans and advances to customers	28	1,111	1,750	3,032	592	943	9,925	6,234	16,565	40,180
Loans and receivables securities	—	—	—	—	—	—	—	—	24	24
Available-for-sale securities	—	—	—	—	—	—	1,514	280	946	2,740
Macro hedge of interest rate risk	—	1	2	2	3	7	44	215	733	1,007

Total financial assets	17,917	3,356	8,398	4,723	2,584	3,209	13,871	11,810	46,152	112,020

Liabilities
Deposits by banks	5,055	4,680	291	815	829	428	3,661	966	871	17,596
Deposits by customers	671	3,218	1,759	689	442	242	392	374	318	8,105
Trading liabilities	3,594	5,991	2,904	36	100	1	15	492	2,224	15,357
Derivative financial instruments:
- Held for trading	342	398	324	380	608	967	1,631	3,440	18,694	26,784
- Held for hedging(1)	—	5	16	25	17	15	112	349	1,133	1,672
Financial liabilities designated at fair value	—	313	707	227	108	77	331	457	686	2,906
Debt securities in issue	—	748	3,276	3,246	362	1,190	5,148	12,218	11,396	37,584
Macro hedge of interest rate risk	—	—	—	1	5	3	29	1	—	39

Total financial liabilities	9,662	15,353	9,277	5,419	2,471	2,923	11,319	18,297	35,322	110,043

Off-balance sheet commitments given	—	44	144	541	100	226	1,072	8,224	1,967	12,318

(1)	Comprises the derivative liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.

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

Abbey National Treasury Services plc 2015 Annual Report	159

Financial statements

39. OFFSETTING FINANCIAL ASSETS AND LIABILITIES

Financial assets and financial liabilities are reported on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following tables show the impact of netting arrangements on:

•	All financial assets and liabilities that are reported net on the balance sheet

•

All derivative financial instruments and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements described above.

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

	Group
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts reported on the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Assets not subject to enforceable netting arrangements(2)	Balance sheet total(3)
2015	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	28,689	(4,861)	23,828	(20,703)	(993)	2,132	1,047	24,875
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	6,860	(1,516)	5,344	(736)	(4,608)	—	—	5,344
- Loans and advances to banks	3,568	—	3,568	—	(3,568)	—	—	3,568
Loans and advances to customers and banks(4)	58,124	(22,592)	35,532	—	—	35,532	14,899	50,431

Total assets	97,241	(28,969)	68,272	(21,439)	(9,169)	37,664	15,946	84,218

Derivative financial liabilities	29,308	(4,861)	24,447	(20,703)	(2,925)	819	731	25,178
Repurchase, securities lending & similar agreements:
- Trading liabilities	7,757	(1,516)	6,241	(541)	(5,700)	—	1,417	7,658
- Deposits by banks	1,522	—	1,522	(195)	(1,327)	—	1,108	2,630
Deposits by customers and banks(4)	41,017	(22,592)	18,425	—	—	18,425	3,116	21,541

Total liabilities	79,604	(28,969)	50,635	(21,439)	(9,952)	19,244	6,372	57,007

2014
Derivative financial assets	30,163	(4,879)	25,284	(24,473)	(2,418)	(1,607)	508	25,792
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	8,487	(5,502)	2,985	(810)	(2,175)	—	—	2,985
- Loans and advances to banks	676	—	676	—	(676)	—	—	676
Loans and advances to customers and banks (4)	53,335	(18,355)	34,980	—	—	34,980	13,973	48,953

Total assets	92,661	(28,736)	63,925	(25,283)	(5,269)	33,373	14,481	78,406

Derivative financial liabilities	30,754	(4,879)	25,875	(24,473)	(1,271)	131	732	26,607
Repurchase, securities lending & similar agreements:
- Trading liabilities	13,577	(5,502)	8,075	(810)	(7,265)	—	473	8,548
- Deposits by banks	4,015	—	4,015	—	(4,015)	—	—	4,015
Deposits by customers and banks (4)	35,277	(18,355)	16,922	—	—	16,922	1,002	17,924

Total liabilities	83,623	(28,736)	54,887	(25,283)	(12,551)	17,053	2,207	57,094

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to intercompany balances that are subject to netting.

160	Abbey National Treasury Services plc 2015 Annual Report

Financial statements

	Company
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts reported on the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Assets not subject to enforceable netting arrangements(2)	Balance sheet total(3)
2015	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	28,689	(4,861)	23,828	(20,703)	(993)	2,132	1,047	24,875
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	6,860	(1,516)	5,344	(736)	(4,608)	—	—	5,344
- Loans and advances to banks	3,568	—	3,568	—	(3,568)	—	—	3,568
Loans and advances to customers and banks(4)	58,108	(22,592)	35,516	—	—	35,516	14,975	50,491

Total assets	97,225	(28,969)	68,256	(21,439)	(9,169)	37,648	16,022	84,278

Derivative financial liabilities	29,308	(4,861)	24,447	(20,703)	(2,925)	819	731	25,178
Repurchase, securities lending & similar agreements:
- Trading liabilities	7,757	(1,516)	6,241	(541)	(5,700)	—	1,417	7,658
- Deposits by banks	1,522	—	1,522	(195)	(1,327)	—	1,108	2,630
Deposits by customers and banks(4)	41,193	(22,592)	18,601	—	—	18,601	3,116	21,717

Total liabilities	79,780	(28,969)	50,811	(21,439)	(9,952)	19,420	6,372	57,183

2014
Derivative financial assets	30,163	(4,879)	25,284	(24,473)	(2,418)	(1,607)	508	25,792
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	8,487	(5,502)	2,985	(810)	(2,175)	—	—	2,985
- Loans and advances to banks	676	—	676	—	(676)	—	—	676
Loans and advances to customers and banks (4)	53,335	(18,355)	34,980	—	—	34,980	13,944	48,924

Total assets	92,661	(28,736)	63,925	(25,283)	(5,269)	33,373	14,452	78,377

Derivative financial liabilities	30,754	(4,879)	25,875	(24,473)	(1,271)	131	732	26,607
Repurchase, securities lending & similar agreements:
- Trading liabilities	13,576	(5,502)	8,074	(810)	(7,264)	—	474	8,548
- Deposits by banks	4,015	—	4,015	—	(4,015)	—	—	4,015
Deposits by customers and banks (4)	35,277	(18,355)	16,922	—	—	16,922	4,545	21,467

Total liabilities	83,622	(28,736)	54,886	(25,283)	(12,550)	17,053	5,751	60,637

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to intercompany balances that are subject to netting.

In 2015, the intercompany funding arrangements between Abbey National Treasury Services plc and its immediate parent Santander UK plc were amended so that management of the funding requirement of the Santander UK group was transferred from Abbey National Treasury Services plc to Santander UK plc. These steps were taken as part of a programme that began in 2014 to facilitate the orderly implementation of the Santander UK group strategy to transition into a ring-fenced structure in due course pursuant to the requirements of the Financial Services (Banking Reform) Act 2013.

40. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the ANTS group’s regulatory filings at 31 December 2015 and 2014

Capital management and capital allocation

Within the Santander UK group, capital is managed on a Santander UK group basis. The Santander UK Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Santander UK CEO and from him to specific individuals who are members of the Santander UK Capital Committee.

The Capital Committee adopts a centralised capital management approach that is driven by the Santander UK group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s Risk Appetite, the management strategy for each of the Santander UK group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements. This approach is reviewed annually as part of the Santander UK group’s Internal Capital Adequacy Assessment Process (ICAAP).

The Santander UK group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly by the Capital Committee. Capital requirements are also reviewed as part of the ICAAP while debt funding and liquidity are also reviewed as part of the Internal Liquidity Adequacy Assessment (ILAA) process. To support its capital and senior debt issuance programmes, the Company is rated on a stand-alone basis.

Abbey National Treasury Services plc 2015 Annual Report	161

Financial statements

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

Capital adequacy

The ANTS group manages its capital on a CRD IV basis. During the years ended 31 December 2015 and 2014, ANTS held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Santander UK plc, Abbey National Treasury Services plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 23 December 2015 (the Capital Support Deed) with certain other non-regulated subsidiaries of Santander UK plc and Santander UK Group Holdings plc. The parties to the Capital Support Deed constitute a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. The core UK group permission expires on 31 December 2018.

Group capital

	2015 £m	2014 £m
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	3,649	3,191
Regulatory adjustments to CET 1 capital	(263)	(25)

CET 1 capital	3,386	3,166

Total capital	3,386	3,166

CET 1 capital includes audited profits for the years ended 31 December 2015 and 2014 after adjustment to comply with PRA rules. Regulatory adjustments relate to intangible assets and expected losses.

41. EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant events between 31 December 2015 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

42. PROFIT AFTER TAX OF THE COMPANY

The profit after tax of the Company attributable to shareholders was £277m (2014: £115m, 2013: £241m). As permitted by Section 408 of the UK Companies Act 2006, the Company’s individual income statement has not been presented.

162	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

164	Risk factors
185	Contact and other Information
186	Subsidiaries, joint ventures and associates
187	Guarantees
191	Forward looking statements
192	Selected financial data

Abbey National Treasury Services plc 2015 Annual Report	163

Shareholder information

Risk factors

An investment in Abbey National Treasury Services plc (the Company) and its subsidiaries (us, we or ANTS group) involves a number of risks, the material ones of which are set out below. As a consequence of the reciprocal guarantee given by the Company in respect of the liabilities of Santander UK plc, we are exposed to the same risks as Santander UK, of which we are a significant part.

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

In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We are vulnerable to disruptions and volatility in the global financial markets

Over the past eight years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to reduced liquidity, greater volatility (such as volatility in spreads) and, in some cases, a lack of price transparency on interbank lending rates. Uncertainties remain concerning the outlook and the future economic environment despite recent improvements in certain segments of the global economy, including the United Kingdom (the UK). There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly or at all. Such economic uncertainties could have a negative impact on our business and results of operations. The acute economic risks in the eurozone are being addressed by on-going policy initiatives, and the prospects for many of the European economies are improving. Investors remain cautious and a slowing or failing of the economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the financial services industry.

In particular, we may face, among others, the following risks related to any future economic downturn:

•

Increased regulation of our industry. Compliance with such regulation will continue to increase our costs, may affect the pricing of our products and services, and limit our ability to pursue business opportunities

•	Reduced demand for our products and services

•	Inability of our borrowers to comply fully or in a timely manner with their existing obligations

•

The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how such economic conditions may impair the ability of our borrowers to repay their loans

•

The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected

•	Any worsening of the global economic conditions may delay the recovery of the international financial industry and impact our operating results, financial condition and prospects

•	Adverse macroeconomic shocks may negatively impact the household income of our retail customers, which may adversely affect the recoverability of our retail loans, and result in increased loan losses.

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

Our operating results, financial condition and prospects may be materially impacted by economic conditions in the UK

Santander UK’s business activities are concentrated in the UK and it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, our operating results, financial condition and prospects are significantly affected by the general economic conditions in the UK.

Our financial performance is intrinsically linked to the UK economy and the economic confidence of consumers and businesses. The sustainability of the UK economic recovery, along with its concomitant impacts on our profitability, remains a risk. Conversely, a strengthened UK economic performance may increase the possibility of a higher interest rate environment. In such a scenario other market participants might offer more competitive product pricing resulting in increased customer attrition.

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

164	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

Exposure to UK political developments could have a material adverse effect on us

Any significant changes in the UK public policy environment could have an impact on our business. The UK government has committed to hold a referendum on the UK’s membership of the European Union (EU) by the end of 2017. Future UK political developments, including but not limited to any changes in government structure and policies, could affect the fiscal, monetary and regulatory landscape to which we are subject and also therefore our financing availability and terms. Consequently no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted as a result.

We are subject to regulatory capital and leverage requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

We are subject to capital adequacy requirements applicable to banks and banking groups under directly applicable EU legislation and as adopted by the Prudential Regulation Authority (PRA) of the Bank of England (BoE). We are required to maintain a minimum ratio of Common Equity Tier 1 (CET 1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by us to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions; these could potentially include requirements on us to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for our existing capital instruments (potentially including our debt securities) to be subjected to bail-in or write down (For more information, see the Risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’).

The Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (CRD IV Regulation and together with the CRD IV Directive, CRD IV) legislative package implemented the changes prepared by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel III’ in the EU. The CRD IV Regulation is directly applicable in each member state of the EU (each a Member State) and does not therefore require national implementing measures, whilst the CRD IV Directive has been implemented by Member States though national legislative processes. CRD IV was published in the Official Journal on 27 June 2013 and came into effect on 1 January 2014, with particular requirements to be fully effective by 2019. CRD IV substantially reflects the Basel III capital and liquidity standards and facilitates the applicable implementation timeframes. On 19 December 2013, the PRA published the initial version of its rules and supervisory statements associated with the implementation of CRD IV, which cover prudential rules for banks, building societies and investment firms. Certain issues, however, continue to be clarified in further binding technical standards to be adopted by the European Commission (Commission), which creates some uncertainty as to the final level of capital requirements which will apply under CRD IV.

Under the ‘Pillar 2’ framework, the PRA requires the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers has been established under CRD IV and PRA rules to ensure a bank can withstand a period of stress. These buffers, which must be met by CET 1 capital, include the counter-cyclical capital buffer, sectoral capital requirements, a PRA buffer and the capital conservation buffer. The total size of the capital buffers will be informed by the results of the annual concurrent UK stress testing exercises undertaken by the PRA. The BoE’s approach to stress testing the UK banking system was outlined in October 2015. The BoE is aiming to develop an approach that is explicitly countercyclical, with the severity of the stress test and the associated regulatory capital buffers varying systematically with the state of the financial cycle. Furthermore, the framework is aiming to support a continued improvement in UK banks’ risk management and capital planning capabilities, and the BoE expects participating UK banks to demonstrate sustained improvements in their capabilities over time. The PRA can take action if a bank fails to meet the required capital ratio hurdle rates in the stress testing exercise, and the banks which fail to do so will be required to take action to strengthen their capital position over an appropriate timeframe. If a bank does not meet expectations in its risk management and capital planning capabilities in the stress testing exercise, this may inform the setting of its capital buffers. Though the results of the PRA’s 2015 stress test did not impact on the level of capital that we are required to hold, the PRA could, in the future, as a result of stress testing exercises and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions (beyond the changes described below), require UK banks, including us, to increase our/their capital resources further.

The Financial Services Act 2012 empowers the Financial Policy Committee of the BoE (FPC), which is a sub-committee of the Court of Directors of the BoE, to give directions to the PRA and the Financial Conduct Authority (FCA) so as to ensure implementation of macroprudential measures intended to manage systemic risk. The FPC sets the counter-cyclical capital buffer rate for the UK on a quarterly basis. At its most recent meeting in November 2015, the FPC announced that the counter-cyclical buffer rate would remain at 0%.

The Financial Services Act 2012 provides the FPC with certain other macro-prudential tools for the management of systemic risk. Since 6 April 2015, these tools have included powers of direction relating to leverage ratios. In July 2015, the FPC made certain directions to the PRA in relation to the leverage ratio. In December 2015, the PRA issued a policy statement setting out how it would implement the FPC’s direction and recommendations on the leverage ratio. Since 1 January 2016, all major UK banks (including us) have been required to hold enough Tier 1 capital (75% of which must be CET 1 capital) to satisfy a minimum leverage requirement of 3% and enough CET 1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific counter-cyclical capital buffer rate. The FPC also directed the PRA to require UK globally systemically important banks (G-SIBs) and domestically systemically important banks, building societies and PRA-regulated investment firms (including us) to hold enough CET 1 capital to meet a supplementary leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Systemic Risk Buffer (SRB) for domestically systemically important banks. The supplementary leverage ratio buffer was implemented on 1 January 2016, in line with the G-SIB buffer rate imposed by the Financial Stability Board (FSB), with the SRB to be applicable from 1 January 2019. The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to us being increased.

Regulators in the UK and worldwide have also proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The EU Bank Recovery and Resolution Directive (BRRD) requires Member States to ensure that EU banks meet a Minimum Requirement for Eligible Liabilities (MREL). The BRRD was transposed into UK law in January 2015, with the provisions on MREL taking effect from 1 January 2016. On 11 December 2015, the BoE published a consultation paper on its proposed statement of policy on its approach to setting MREL. The PRA also published a consultation paper and a draft supervisory statement on the relationship between MREL and capital and leverage buffers. On 9 November 2015, the FSB also published its final Total Loss-Absorbing Capital (TLAC) standards for G-SIBs. The BoE has indicated that it will set MREL on a case-by-case basis, and that it intends to set MREL for G-SIBs as necessary to implement the TLAC standard. The BoE has also indicated that it intends to set consolidated MREL in 2016 no higher than institutions’ current regulatory minimum capital requirements and consequently there should be no immediate change in regulatory requirements for loss absorbency capacity. For most institutions, the BoE proposes to set a final MREL conformance date of 1 January 2020, although it expects UK G-SIBs to meet the interim TLAC minimum requirement by 1 January 2019. The deadline for responses to the consultation papers is 11 March 2016. The final impact of TLAC and MREL requirements is not yet known as this will depend on the way in which our regulators choose to implement these requirements.

Abbey National Treasury Services plc 2015 Annual Report	165

Shareholder information

In addition, since 31 December 2014, the PRA has had the power under the Financial Services and Markets Act 2000 (FSMA) to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a group to issue debt instruments. Such powers could have an impact on the liquidity of our debt instruments and could materially increase our cost of funding.

Since 1 January 2014, we have also been subject to certain recovery and resolution planning requirements (popularly known as ‘living wills’) for banks and other financial institutions as set out in the PRA Rulebook. These requirements were updated in January 2015 to implement the recovery and resolution framework under the BRRD. The updated requirements impose more regular and detailed reporting obligations, including the requirement to submit recovery plans and resolution packs to the PRA and to keep them up to date.

In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These changes, which could affect the Santander UK group as a whole, include the implementation of the Basel Committee on Banking Standards’ (BCBS) new market risk framework, which will take effect in 2019 and includes rules made as a result of the BCBS’ fundamental review of the trading book. The new market risk framework includes:

•	Revisions to the standardised approach to credit risk (Standardised Approach) to address certain weaknesses in the Standardised Approach identified by the Basel Committee

•	Additional constraints on the use of internal model approaches for credit risk

•	The development of the Standardised Approach floor on modelled credit risk capital requirements.

The BCBS has also announced proposals to revise the advanced measurement approach for operational risk and finalise the calibration and design of the leverage ratio by the end of 2016.

These measures could have a material adverse effect on our operating results, and consequently, on our business, financial condition and prospects. There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios) may result in increased minimum capital requirements, which could reduce available capital for business purposes and thereby adversely affect our cost of funding, profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively we could restructure our balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect our ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of our capital position. Furthermore increased capital requirements may negatively affect our return on equity and other financial performance indicators.

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. For more on our capital position and capital management, see ‘Risk review—Capital risk’ on pages 72 to 73.

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

As from 1 April 2013, the PRA, an independent subsidiary of the BoE, took over the responsibility for micro-prudential regulation of banks and certain other financial institutions from the Financial Services Authority (FSA). Before the implementation of CRD IV, the PRA operated its own liquidity rules based on the following elements:

•	Principles of self-sufficiency and adequacy of liquidity resources

•	Enhanced systems and control requirements

•	Quantitative requirements, including Individual Liquidity Adequacy Standards, coupled with a narrow definition of liquid assets

•	Frequent regulatory reporting.

Under CRD IV, banks are required to meet two new liquidity standards, comprising the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR) metrics, which are aimed to promote:

•	The short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario

•	A longer-term resilience by creating incentives for banks to fund their activities with more stable sources of funding on an on-going basis.

In June 2015, the PRA issued its policy statement on the transfer of the liquidity regime to the CRD IV standard, confirming that the existing regime under BIPRU 12 would cease to apply with effect from 1 October 2015, although certain of the BIPRU requirements are reflected in the new regime.

LCR

The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The LCR was introduced in the UK on 1 October 2015. The PRA has opted to impose higher liquidity coverage requirements than the minimum required by CRD IV during the phase-in period to 1 January 2018. The current minimum requirement for UK banks is set at 80%, rising to 90% on 1 January 2017 and 100% on 1 January 2018. We currently meet the minimum requirements set by the PRA, however there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on our financial condition, results of operations and prospects.

NSFR

In October 2014, the Basel Committee published its final standard of the NSFR which will take effect on 1 January 2018. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are expected to hold an NSFR of at least 100% on an on-going basis and report its NSFR at least quarterly. Ahead of its planned implementation on 1 January 2018, the NSFR will remain subject to an observation period.

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

166	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

Exposure to UK Government debt could have a material adverse effect on us

Like many other UK banks, Santander UK invests in debt securities of the UK Government largely for liquidity purposes. As of 31 December 2015, approximately 1% of the total assets of Santander UK and 18% of the securities portfolio of Santander UK were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

We may suffer adverse effects as a result of the economic and sovereign debt tensions in the eurozone

Conditions in the capital markets and the economy generally in the eurozone, which, although improving recently, continue to show signs of fragility and volatility. Interest rate differentials among eurozone countries are affecting government finance and borrowing rates in those economies. This could have a material adverse effect on our operating results, financial condition and prospects.

The European Central Bank (ECB) and European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond and improving economic and financial stability. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to progress towards the creation of a banking union. In January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprises a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2%. In December 2015, the ECB announced that it was extending its quantitative easing scheme until at least March 2017. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone (and other) nations, which are under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, resulting in the further spread of the recent economic crisis.

The high cost of capital for some European governments impacted the wholesale markets in the UK, which resulted in an increase in the cost of retail funding and greater competition in the savings market. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies (as market instability surrounding Greece’s membership of the eurozone demonstrated in the earlier part of 2015). While concerns relating to sovereign defaults or a partial or complete break-up of the European Monetary Union, including potential accompanying redenomination risks and uncertainties, seemed to have abated during 2014, such concerns resurfaced to some extent in the earlier part of 2015 with the election of a new government in Greece. For further description of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see ‘Risk review – Country risk exposure’ on pages 82 to 88. In addition, general financial and economic conditions in the UK, which directly affect our operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

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

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us

Liquidity risk is the risk that we, although solvent, either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business as carried out by Santander UK and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse constraints in the supply of liquidity, including inter-bank lending, which arose between 2009 and 2013, materially and adversely affected the cost of funding our business, and extreme liquidity constraints may affect our operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities. There can be no assurance that such constraints will not reoccur.

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

Central banks around the world, including the US Federal Reserve Bank and the ECB, made coordinated efforts to increase liquidity in the financial markets in response to the financial crisis and put in place additional facilities, and took measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and ensuring that currency swaps markets remain liquid. It remains uncertain for how long such measures will remain in place and to what extent they may be added to in the light of economic developments. For example, in January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprised a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2%. In December 2015, the ECB announced that it was extending its quantitative easing scheme until at least March 2017. If these current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs. In the United States (US), the Federal Reserve increased its policy interest rate by 25 basis points in December 2015.

In October 2013, the BoE updated its Sterling Monetary Framework to provide more transparent liquidity insurance support in exceptional circumstances. The Indexed Long-Term Repo Facility will now be available to support regular bank requirements for liquidity while the Discount Window Facility has been reinforced as support for banks experiencing idiosyncratic stress. The Collateralised Term Repo Facility will be made available to support markets in the event of a market wide liquidity stress.

Abbey National Treasury Services plc 2015 Annual Report	167

Shareholder information

The BoE and HM Treasury announced changes to the terms of the Funding for Lending Scheme (FLS) on 28 November 2013 to re-focus its incentives in the revised scheme towards supporting business lending in 2014. The FLS extension allowed participants to draw from the scheme from February 2014 until January 2015, but household lending in 2014 no longer generated any additional borrowing allowances as it did in the initial scheme. Instead, additional allowances only reflected lending to businesses in 2014. Any initial borrowing allowances in the FLS extension already earned by household and business lending in 2013 were unaffected. The BoE and HM Treasury announced a second extension of the FLS on 2 December 2014, allowing participants to borrow from the FLS until January 2016 and a third extension on 30 November 2015 allowing participants to borrow from the FLS until January 2018. However, under the latest extension current participants cannot generate additional drawing allowances from their lending beyond the end of 2015; the extension is therefore only in relation to the drawdown window. As at 31 December 2015, Santander UK plc had drawn £2.2bn of UK treasury bills under the FLS.

The availability of BoE facilities for UK financial institutions, to the extent that they provide us with access to cheaper and more attractive funding than other sources, reduces our reliance on retail and/or wholesale markets. To the extent that we make use of BoE facilities, any significant reduction or withdrawal of those facilities would increase our funding costs.

Each of the factors described above: the persistence or worsening of adverse market conditions, and the lack of availability, or withdrawal, of such central bank schemes or an increase in base interest rates, could have a material adverse effect on our liquidity and the cost of funding (whether directly or indirectly).

We aim for a funding structure that is consistent with our assets, avoids excessive reliance on short term wholesale funding, attracts enduring commercial deposits and provides diversification in products and tenor. We therefore rely, and will continue to rely, on commercial deposits to fund a significant proportion of lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds. A change in any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future.

We anticipate that the customers of Santander UK will continue to make deposits (particularly demand deposits and short-term time deposits), and Santander UK intends to maintain its emphasis on the use of banking deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for Santander UK in the future if deposits are not made in the volumes it expects or are not renewed. If a substantial number of depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected. For additional information about our liquidity position and other liquidity matters, including the policies and procedures we use to manage our liquidity risks, see ‘Risk review – Liquidity risk’ on pages 65 to 71.

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

Any downgrade in the external credit ratings assigned to us or any of our debt securities could have an adverse impact on us. In particular, such downgrade in our credit ratings could increase our borrowing costs and could require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a credit rating downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term transactions and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest.

In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts. Any of these results of a credit rating downgrade could, in turn, reduce our liquidity and have an adverse effect on us, including our operating results, financial condition and prospects. For example, Santander UK estimates that as at 31 December 2015, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade its long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £4.6bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.3bn of cash and collateral. These outflow requirements are however captured under the LCR regime.

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

Although unsecured and secured funding stresses are included in Santander UK’s stress testing scenarios and a portion of Santander UK’s total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us. In addition, if certain counterparties terminated derivative contracts with us or certain other members of the Santander UK group and we or other Santander group members were unable to replace such contracts, our market risk profile could be altered.

Santander UK plc’s long-term debt is currently rated investment grade by the major rating agencies: A1 with stable outlook by Moody’s Investors Service, A with stable outlook by Standard & Poor’s Ratings Services and A with positive outlook by Fitch Ratings. If a downgrade of Santander UK plc’s long-term credit rating were to occur, it could also impact the short-term credit ratings of Santander UK group member(s). Should there be any removal of systemic support by the UK Government, all things being equal, the impact on our or Santander UK’s long-term credit-rating could potentially increase the cost of some of our wholesale borrowing and our ability to secure both long-term and short-term funding may be reduced.

168	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

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

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially adversely affect us

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rates, exchange rates or equity prices. Changes in interest rates would affect the following areas, among others, of our business:

•	Net interest income

•	The volume of loans originated

•	The market value of our securities holdings

•	Gains from sales of loans and securities

•	The worsening pensions deficit

•	Gains and losses from derivatives.

Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors. Variations in interest rates could affect our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. This results from the different effect that a change in interest rates may have on the interest earned on our assets and the interest paid on our borrowings. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposures.

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

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Our capital is stated in pounds sterling and we do not fully hedge our capital position against changes in currency exchange rates. Although we seek to hedge most of our currency risk, through hedging and the purchase of cross-currency swaps, these hedges do not eliminate currency risk and we can make no assurance that we will not suffer adverse financial consequences as a result of currency fluctuations. Significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on our results of operations and our ability to meet our US dollar and euro-denominated obligations, and which could have a material adverse effect on our operating results, financial condition and prospects.

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets, due to the continued economic uncertainty and sovereign debt tensions, has had a particularly strong impact on the financial sector.

Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment, which would be subject to write-offs against our results. To the extent any of these risks materialise, our net interest income or the market value of our assets and liabilities could be adversely affected.

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects

In the past eight years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans, derivatives and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition and prospects.

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

Failure to successfully implement and continue to improve our credit risk management systems could materially and adversely affect our business

As a commercial banking group, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ our own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by other Banco Santander group members. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgement on current or future credit risk behaviour of our customers, our employees may not always be able to assign a correct credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

Abbey National Treasury Services plc 2015 Annual Report	169

Shareholder information

In addition, we have refined our credit policies and guidelines to address potential risks associated with particular industries or types of customers, such as affiliated entities and group customers. However, we may not be able to detect all possible risks before they occur, or our employees may not be able to effectively implement our credit policies and guidelines due to limited tools available to us, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

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

Market practices and documentation for derivative transactions in the UK may differ from those in other countries. In addition, the execution and performance of these transactions depend on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyse and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business

Like other financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our people, digital technologies, computer and email services, software and networks, as well as the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, human error, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against information security risk, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted hacking. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

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

Cyber security

In particular, we have seen in recent years computer systems of companies and organisations being targeted, not only by cyber criminals, but also by activists and rogue states. In common with other large UK financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly we have been and continue to be subject to a range of cyber attacks, such as denial of service, malware and phishing. Cyber attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber attacks could give rise to the disablement of our information technology systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets.

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

Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective.

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

170	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us

Our businesses and our ability to remain competitive depend to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking information technology platform utilised by Santander UK and Banco Santander SA), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between Santander UK branches and main data processing centres, are critical to our businesses and our ability to compete. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot be certain that in the future we will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as our competitors; this may result in a loss of the competitive advantages that we believe our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We may be exposed to unidentified or unanticipated risks despite our risk management policies, procedures and methods

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of risk reporting systems. For further description of our risk management policies see the Risk review on pages 24 to 88. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material, unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our reputation, operating results, financial condition and prospects.

Competition with other financial institutions could adversely affect us

Santander UK faces substantial competition in all parts of its business, including in originating loans and in attracting deposits through our banking subsidiaries. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. The market for UK financial services is highly competitive and we face substantial competition in all parts of our business. As such, we constantly monitor competition, which arises from a number of financial institutions of different sizes and with a range of business models. Moreover, the recent financial crisis continues to reshape the banking landscape in the UK, particularly the financial services and mortgage markets, reinforcing both the importance of a retail deposit funding base and the strong capitalisation of an institution. Lenders have moved increasingly towards a policy of concentrating on the highest quality customers and there is strong competition for these customers.

Additionally, a large number of new entrants are increasingly entering the UK financial services market place. Again we identify and closely monitor this set of new entrants and take account of this in the firm’s management actions. Their arrival has further intensified competition as they seek to gain market share in a number of banking sector areas, including for example payments, investments, lending, foreign exchange and data aggregators.

We expect competition to intensify in response to consumer demand, technological changes, the potential impact of consolidation, regulatory actions and other factors. The Financial Services Act 2012 amended the FSMA with effect from 1 April 2013 to include the FCA’s operational objectives the objective of promoting effective competition in the interests of consumers in the markets for regulated financial services. Since 1 April 2015, the FCA has also been able to use concurrent competition powers under the Enterprise Act 2002 and the Competition Act 1998 to promote competition. A strong political and regulatory will to foster consumer choice in financial services and could lead to even greater competition (For more information, see the Risk factor entitled ‘We are subject to substantial regulation and government oversight which could adversely affect our business and operations’).

We consider competition in our management actions as appropriate, such as pricing and product decisions. Increasing competition could mean that Santander UK increases its rates offered on deposits or lower the rates it charges on loans, which could also have a material adverse effect on Santander UK, including its profitability. It may also negatively affect Santander UK’s business results and prospects by, among other things, limiting its ability to increase its customer base and expand its operations and increasing competition for investment opportunities.

While Santander UK has successfully increased customer service levels in recent years, should these levels ever perceived by the market to be materially below those of our competitor financial institutions, Santander UK could lose existing and potential business. If Santander UK is not successful in retaining and strengthening customer relationships, Santander UK may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

If financial markets remain unstable, financial institution consolidation may continue. Financial institution consolidation could also result from the UK Government’s recent disposals of stakes in financial institutions it previously controlled and any future disposals of retained stakes in other financial institutions. Such consolidation could adversely affect our operating results, financial condition and prospects. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. Santander UK also faces competition from non-bank competitors, such as supermarkets, department stores and technology firms, and generally from other loan or credit providers.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us

Abbey National Treasury Services plc 2015 Annual Report	171

Shareholder information

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers. However, we cannot guarantee that new products and services, for example, those offered by Santander UK plc, will be responsive to customer demands or successful once they are offered to our customers, or that they will be successful in the future. In addition, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs. If we cannot respond in a timely fashion to the changing needs of our customers, we may lose customers, which could in turn materially and adversely affect us.

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

Further, our customers may raise complaints and seek redress if they consider that they have suffered loss from our products and services; for example, as a result of any alleged mis-selling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to the risk of potential legal action by our customers and intervention by our regulators. For further detail on our legal and regulatory risk exposures, see the Risk factors entitled ‘We are exposed to risk of loss from legal and regulatory proceedings’ and ‘Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints’.

Any or all of the above factors, individually or collectively, could have a material adverse effect on us.

If the level of non-performing loans increases or the credit quality of our loans deteriorates in the future, or if our loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on us

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past, and can continue to, negatively impact our operating results, financial condition and prospects. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies. We cannot be sure that we will be able to effectively control the level of impaired loans in, or the credit quality of, our total loan portfolio.

Our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realisable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot provide any assurance that our current or future loan loss reserves will be sufficient to cover actual losses.

If our or Santander UK’s assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our or its total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the credit card portfolio and the introduction of new products or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at relatively low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates.

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

Our loan portfolio is subject to risk of prepayment, which could have a material adverse effect on us

Our loan portfolio is subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralised mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and we may be unable to realise the full value of the collateral securing its loan portfolio

The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond its control, including macroeconomic factors affecting the UK’s economy. The residential mortgage loan portfolio of Santander UK is one of its principal assets, comprising 77% of its loan portfolio as of 31 December 2015. As a result, it is highly exposed to developments in the residential property market in the UK.

In 2015 the value of approvals was 15% higher compared to the same period in 2014, at £220.6bn. Gross advances were 8% higher year-on-year at £220.1bn, while the value of net lending was comfortably above the 2014 total (£33.6bn in 2015 compared to £23.7bn in 2014) Source: BoE. In the near-term the outlook remains positive, with house purchase activity supported by positive economic fundamentals driving consumer demand, including low mortgage rates, healthy consumer confidence levels, falling unemployment and positive real earnings growth. This should support market confidence and activity heading into 2016, notwithstanding the potential for further FPC measures to curb excessive lending, particularly in the buy-to-let sector. Nevertheless, any increase in house prices may be limited should real earnings growth weaken. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

172	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

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

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses when necessary. From time to time, we evaluate acquisition and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms, or at all. Furthermore, preparations for acquisitions that we do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialise. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth decisions including our ability to:

•	Manage efficiently our operations and employees of expanding businesses

•	Maintain or grow our existing customer base

•	Assess the value, strengths and weaknesses of investment or acquisition candidates

•	Finance strategic opportunities, investments or acquisitions

•	Fully integrate strategic investments, or newly-established entities or acquisitions, in line with our strategy

•	Align our current information technology systems adequately with those of an enlarged group

•	Apply our risk management policy effectively to an enlarged group

•	Manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects.

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

Goodwill impairments may be required in relation to acquired businesses

Santander UK has made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if its valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, and more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect Santander UK’s regulatory capital. Whilst no impairment of goodwill was recognised in 2014 or 2015, there can be no assurances that Santander UK will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations

Supervision and new regulation

As a financial institution, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and each other location in which we operate, including in the US. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB (following the introduction of the Single Supervisory Mechanism in November 2014). The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws and regulations by regulators are also subject to change. Extensive legislation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the US, the EU, Latin America and other jurisdictions, and new regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the UK, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

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

Abbey National Treasury Services plc 2015 Annual Report	173

Shareholder information

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation, in particular in the UK, which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect the competitive position of Santander UK, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our business.

Banking Reform

On 18 December 2013, the Financial Services (Banking Reform) Act (the Banking Reform Act) was enacted. The Banking Reform Act implements the recommendations of the Independent Commission on Banking and of the Parliamentary Commission on Banking Standards, including:

•

Establishing a ring-fencing framework under FSMA pursuant to which UK banking groups that hold significant retail deposits are required to separate their retail banking activities from their wholesale banking activities by 1 January 2019

•	Introduces a Senior Managers Regime and Certification Regime from 7 March 2016, replacing the Approved Persons Regime established under FSMA (as amended by the Financial Services Act 2012)

•	Introduces a new criminal offence for reckless misconduct in the management of a bank

•	Establishes a new Payment Systems Regulator

•

Amends the Banking Act 2009 (the Banking Act) to include a bail-in stabilisation power forming part of the special resolution regime. For more information, see the Risk Factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’.

The ring-fencing provisions introduced into FSMA by the Banking Reform Act have been supplemented by two statutory instruments that define the ring-fence perimeter. The Financial Services and Markets Act 2000 (Ring-fenced Bodies and Core Activities) Order 2014 defines the UK banks that are subject to the ring-fencing requirements (a ring-fenced bank) and the core deposits (broadly deposits from individuals and small businesses) that must be held within a ring-fenced bank. The Financial Services and Markets Act 2000 (Excluded Activities and Prohibitions) Order 2014 defines the activities that a ring-fenced bank is prohibited from undertaking, including dealing in investments or commodities as principal, incurring exposures to certain financial institutions and maintaining non-EEA branches or holding participating interests on non-EEA undertakings, subject in each case to limited exceptions. The ring-fencing provisions of FSMA require the PRA to make ring-fencing rules that essentially set the ring-fence height and are designed to ensure, as far as reasonably practicable, that a ring-fenced bank is not adversely affected by the acts or omissions, and would be able to continue on the insolvency of other members of its group and is able to take decisions independently of other members of its group in carrying on its business. In October 2015, the PRA published a consultation paper (CP37/15) entitled ‘The implementation of ring-fencing: prudential requirements, intragroup arrangements and use of financial market infrastructures’ in which it outlined its ‘near-final’ ring-fencing rules and related supervisory statement. The PRA plans to publish the final ring-fencing rules and supervisory statement by mid-2016, in advance of the implementation date for ring-fencing of 1 January 2019 to provide firms with sufficient time for implementation. Finally, the Banking Reform Act introduced a new form of transfer scheme, the ring-fencing transfer scheme, under Part VII of FSMA to enable UK banks to implement the ring-fencing requirements. This is a court process that requires the PRA to approve the scheme (in consultation with the FCA) and provide a certificate of adequate financial resources in relation to the transferee and an independent expert (approved by the PRA, after consultation with the FCA) to provide a scheme report that any adverse effect on persons affected by the scheme is not greater than is necessary to achieve the ring-fencing purposes of the scheme.

The Santander UK group is subject to the ring-fencing requirement under the Banking Reform Act and, as a consequence, the Santander UK group will need to separate its core activities from its prohibited activities. The Santander UK group continues to work closely with regulators on developing its business and operating model to comply with the ring-fencing requirements and submitted its plans to both the PRA and FCA on 29 January 2016. The ring-fencing model that the Santander UK group ultimately implements will depend on a number of factors and is likely to entail a legal and organisational restructuring of the Santander UK group’s businesses and operations, including transfers of customers and transactions through a ring-fencing transfer scheme. In light of the scale and complexity of this process, the operational and execution risks for the Santander UK group may be material. This restructuring and migration of customers and transactions could have a material impact on how the Santander UK group conducts its business. The Santander UK group is unable to predict with certainty the attitudes and reaction of its customers.

The restructuring of the Santander UK group’s business pursuant to the developing ring-fencing regime will take a substantial amount of time and cost to implement, the separation process and the structural changes which may be required could have a material adverse effect on its business, operating results, financial condition, profitability and prospects.

EU fiscal and banking union

The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards a European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the eurozone.

The European banking union is expected to be achieved through new harmonized banking rules (in a single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at a European level. Its two main pillars are the Single Supervisory Mechanism (SSM) and the Single Resolution Mechanism (SRM).

The SSM (comprised of both the ECB and the national competent authorities) is expected to assist in making the banking sector more transparent, unified and safer. In accordance with Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of 15 October 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the SSM Regulation), the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of the 123 largest banks (as of 30 September 2015) in the eurozone including Banco Santander SA, on 4 November 2014. In preparation for this step, between November 2013 and October 2014, the ECB conducted, together with national supervisors, a comprehensive assessment of 130 banks, which together hold more than 80% of eurozone banking assets. The exercise consisted of three elements: (i) a supervisory risk assessment, which assessed the main balance sheet risks including liquidity, funding and leverage; (ii) an asset quality review, which focused on credit and market risks; and (iii) a stress test to examine the need to strengthen capital or take other corrective measures.

174	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

The SSM represents a significant change in the approach to bank supervision at a European and a global level. The SSM will result in the direct supervision of 123 eurozone financial institutions (as discussed above) and indirect supervision of around 3,500 financial institutions. The new supervisor will be one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 supervisory authorities that will be part of the SSM. Several steps have already been taken in this regard such as the recent publication of supervisory guidelines and the approval of the Regulation (EU) No 468/2014 of the ECB of 16 April 2014, establishing the framework for cooperation within the SSM between the ECB and national competent authorities and with national designated authorities (SSM Framework Regulation). In addition, this new body will represent an extra cost for the financial institutions that will fund it through payment of supervisory fees.

Other EU Member States (such as the UK) are able to establish close co-operation with the ECB in which case the ECB could become responsible for the authorisation and supervision of credit institutions in such Member States.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the tax-payers and the economy. Regulation (EU) No. 806/2014 of the European Parliament and the Council of the EU (the SRM Regulation), which was passed on 15 July 2014, and became effective from 1 January 2015, establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and Single Resolution Fund (SRF). Under an intergovernmental agreement (IGA) signed by 26 EU Member States on 21 May 2014, contributions by banks to the SRF raised at national level will be transferred to the SRF. The new Single Resolution Board (SRB), which is the central decision-making body of the SRM, started operating from 1 January 2015 and fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its remit, which face serious difficulties, are resolved effectively with minimal costs to tax-payers and the real economy. A SRF is also in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the EU (the Council). The SRF is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s liabilities has been applied to cover capital shortfalls (in line with the BRRD).

By allowing for the consistent application of EU banking rules through the SSM and the SRM, the European banking union is expected to help resume momentum towards European economic and monetary union. In order to complete such union, a single deposit guarantee scheme is still needed which may require a change to the existing European treaties. This is the subject of continued negotiation by European leaders to ensure further progress is made in European fiscal, economic and political integration.

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as Banco Santander SA’s main supervisory authority may have a material impact on Santander UK’s business, financial condition and results of operations. In addition, if the UK established close co-operation with the ECB, or joined the European Monetary Union, the ECB could become responsible for the direct supervision of Santander UK which may differ in significant respects from that carried out by the PRA and FCA and, depending on the circumstances, could have a material impact on Santander UK’s business, financial condition and results of operation.

European structural reform

On 29 January 2014, the Commission published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking activities and a ban on proprietary trading. The proposal currently contemplates that Member States that have already implemented ring-fencing legislation, such as the UK, may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the Commission that such local legislation meets the objectives and requirements set out in the EU proposal. On 7 January 2015, the European Parliament’s Committee on Economic and Monetary Affairs published a draft report proposing amendments to the Commission’s proposal, including a proposed removal of the derogation. The Council published its general approach on the proposal in June 2015. The European Parliament and the Council are currently considering the Commission proposal and will seek to achieve political agreement on the proposals during 2016. Notwithstanding the proposed derogation referred to above, the adoption of this proposal in its current, or in an amended, form may require further changes to our structure and business and could require us to modify our plans in connection with compliance with the Banking Reform Act.

Other regulatory reforms adopted or proposed in the wake of the financial crisis

On 16 August 2012, the EU regulation on over-the-counter (OTC) derivatives, central counterparties and trade repositories, referred to as the European Market Infrastructure Regulation (EMIR) (formally known as Regulation (EU) No 648/2012 of the European Parliament and the Council on Over-The-Counter Derivatives, Central Counterparties and Trade Repositories), entered into force. While a number of the compliance requirements introduced by EMIR already apply, the European Securities and Markets Authority is still in the process of finalising some of the implementing rules mandated by EMIR. EMIR introduced a number of requirements, including clearing obligations for certain classes of OTC derivatives and various reporting and disclosure obligations. Although the full impact of these changes is not yet foreseeable, the implementation of EMIR has already led and may yet lead to changes which may negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs). The Markets in Financial Instruments legislation, which comprises the Directive 2014/65 of the European Parliament and of the Council, of 15 May 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID) and the Regulation 600/2014 of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Regulation (EU) No 648/2012 (MiFIR), the substantive provisions of which will become applicable on 3 January 2017, introduces an obligation to trade certain classes of OTC derivative contracts on trading venues. We will also be impacted by the BCBS-IOSCO final minimum standards for margin requirements for non-centrally cleared derivatives, for which enabling legislation exists in the EU (EMIR), though the extent to which these requirements will impact on us depends on how they are implemented in each jurisdiction.

US regulation

In the US, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a new regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. Over 2012-2015, the US Commodity Futures Trading Commission (the CFTC) and the US Prudential Regulators adopted a host of new regulations for swaps markets, including swap dealer registration, business conduct, mandatory clearing, exchange trading and margin regulations. Most of these regulations are either already effective or will come into effect in 2016. Abbey National Treasury Services plc, which became provisionally registered as a swap dealer with the CFTC on 4 November 2013, is currently subject to these regulations for its US facing swaps activities. These rules have already increased and could continue to increase the costs associated with our swaps business. In addition, certain cross-border regulatory conflicts could adversely affect the profitability of our swaps business by reducing the range of counterparties with which we can trade effectively.

Abbey National Treasury Services plc 2015 Annual Report	175

Shareholder information

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which would include Santander UK in relation to its residential mortgage-backed securities programmes, to retain 5% of the credit risk of the assets subject to the securitisation. At a general level, the rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5% (measured by fair value) of the most subordinated interest in the securitisation, or 5% (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions. The final rule took effect for residential mortgage-backed securities transactions on 24 December 2015, and will take effect on 24 December 2016 for other securitisation transactions.

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. On 10 December 2013, the US bank regulators issued final regulations implementing the Volcker Rule, and the Federal Reserve also issued an order extending the conformance period for all banking entities until 21 July 2015. On 18 December 2014 the US Federal Reserve announced an additional extension of the conformance period that would give banking entities until 21 July 2016 to conform investments in and relationships with covered funds and certain foreign funds that may be subject to the Volcker Rule and that were in place prior to 31 December 2013, and additional extensions are possible. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the applicable conformance period. We have assessed how the final rules implementing the Volcker Rule affect our businesses and have adopted the necessary measures to bring our activities into compliance with the rules.

Each of these aspects of the Dodd-Frank Act, as well as the changes in the US banking regulations, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, pose to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry and, in particular, retail banking. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. Under the Enterprise Regulatory Reform Act 2013 the Office of Fair Trading (OFT) and the Competition Commission were replaced by the Competition and Markets Authority (CMA) on 1 April 2014. The CMA is now the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, as of 1 April 2015, the FCA has the power to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK. As of 1 April 2015, the Payments Systems Regulator also has an objective and powers equivalent to those of the FCA to promote competition in the payments industry.

Following a market study and review, the CMA is currently undertaking a market investigation into competition in the personal current account and SME retail banking markets. The CMA published its provisional findings on 28 October 2015, suggesting a list of potential remedies which included, among other things, the introduction of requirements to prompt customers to review the services that they receive from their bank at certain trigger points and to promote public awareness of account switching. The CMA recently extended the investigation from its May 2016 statutory deadline and the final report will now be published by no later than November 2016. Given the wide ranging powers available to the CMA, this investigation may result in significant industry-wide remedies. In addition, the FCA has recently undertaken, and is currently undertaking, a number of competition related studies and reviews. The resolution of a number of issues, including regulatory reforms, investigations and reviews and court cases, affecting the UK financial services industry, could have an adverse effect on our operating results, financial condition and prospects, or our relations with our customers and potential customers.

The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to us have been reformed and reorganised and we are subject to any potential resulting uncertainty and changes to the UK regulatory regime in general

Under the Financial Services Act 2012, the UK Government introduced a range of structural reforms to UK financial regulatory bodies. As a result of those reforms, as of 1 April 2013, the Santander UK group’s primary micro-prudential supervisor is the PRA, while its conduct supervisor is the FCA. Key changes which took effect in 2014 included the transfer of consumer credit regulation to the FCA from the OFT on 1 April 2014 and the creation of the Payment Systems Regulator as an autonomous subsidiary of the FCA on 1 April 2014, becoming fully operational on 1 April 2015.

Within the current regulatory framework the Santander UK group is subject to each regulator’s respective supervisory regimes and approaches, and any policy development, change or new regulation which may be brought in. In turn the UK regulatory framework is subject to amendment or change by the UK Government (as occurred following the 2010 general election, when the FSA was abolished and replaced by the current PRA/FCA structure).

The Financial Services Act 2012 also established the FPC within the BoE responsible for macro-prudential regulation and with a statutory objective to contribute to the achievement by the BoE of its financial stability objective and otherwise supporting the UK Government’s economic policy. In addition to monitoring the stability of the UK financial system, the FPC may exercise its statutory powers to give directions or make recommendations to the PRA and/or FCA. While the FPC is not permitted to give directions or make recommendations in relation to a specific regulated institution, any such directions and/or recommendations could impact on the UK banking sector, which includes the Santander UK group.

176	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

Various reforms to the mortgage lending and personal loans market have been proposed which could require significant implementation costs or changes to our business strategy

Mortgage lending

The final rules in relation to the FCA Mortgage Market Review (MMR) came into force on 26 April 2014. These rules required a number of material changes to the mortgages sales process both in terms of advice provision in nearly all scenarios and significantly enhanced affordability assessment and evidencing. The new rules permit interest-only loans. However, there is a clear requirement for a clearly understood and credible strategy for repaying the capital (evidence of which the lender must obtain before making the loan).

Santander UK has implemented certain changes to implement the MMR requirements. The FCA continues to assess firms’ implementation of the rules introduced as a result of the MMR and commenced a review of responsible lending practices in April 2015. The responsible lending review aims to help to inform a wider assessment of barriers to competition with a view to launching a market study in early 2016 on those aspects of the mortgage market that are not working to the benefit of consumers. Feedback is expected from the FCA by the second quarter of 2016. There can be no assurance that Santander UK will not make any future changes to its mortgage lending business, whether as a result of the MMR or other mortgage lending reforms, and that such changes would not adversely affect it.

In March 2011, the Commission published a proposal for a directive on credit agreements relating to residential immovable property for consumers (the Mortgage Credit Directive). The Mortgage Credit Directive was published in the Official Journal on 28 February 2014 and must be implemented by Member States by 21 March 2016. The Mortgage Credit Directive requires, among other things, standard pre-contractual information, calculation of the annual percentage rate of charge in accordance with a prescribed formula, and a right of the borrower to make early repayment. HM Treasury and the FCA each published consultations in September 2014 on the necessary legislation and rules required to implement the Mortgage Credit Directive in the UK.HM Treasury published a consultation response and final draft legislation in January 2015. The UK has decided to implement the Mortgage Credit Directive into UK law by way of the Mortgage Credit Directive Order (the MCD Order) which was published on 26 March 2015. The MCD Order, which is not yet fully effective, will come into effect in phases, with all provisions becoming effective on or before the 21 March 2016 final implementation deadline. The FCA published its final rules implementing the Mortgage Credit Directive on 27 March 2015. These rules will also come into effect on 21 March 2016. Santander UK will be required to make changes to its mortgage lending business to comply with the reforms and such reforms could therefore have an adverse effect on Santander UK’s operating results, financial condition and prospects.

Consumer credit

On 1 April 2014, consumer credit regulation (which includes regulation of new and existing second charge mortgages), was transferred from the OFT to the FCA in accordance with the Financial Services Act 2012. Firms that held an OFT licence and had registered with the FCA by 31 March 2014, including Santander UK plc, have been granted an interim permission under the new regime and must apply to the FCA for full authorisation during an application period notified by the FCA. Under the new regime: (i) carrying on certain credit-related activities (including in relation to servicing credit agreements) otherwise than in accordance with permission from the FCA will render the credit agreement unenforceable without FCA approval; and (ii) the FCA has the power to make rules providing that contracts made in contravention of its rules on cost and duration of credit agreements, or in contravention of its product intervention rules, are unenforceable. While some entities within the Santander UK group are fully authorised to carry out consumer credit-related regulated activities, others (including Santander UK plc) are still operating under interim permissions. If Santander UK plc is not granted full authorisation by the FCA, or if the FCA were to impose certain conditions attached to such authorisation, this could have an adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings

We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues, including inappropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could result in claims against us or subject us to regulatory enforcement actions, fines and/or penalties. The current regulatory environment, with its increased supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These include the risk that:

•

The BoE, the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the Payment Systems Regulator or the courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion

•

The alleged mis-selling of financial products, such as Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, results in enforcement action (including fines) or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products

•

We hold bank accounts for entities that might be or are subject to interest from various regulators, including the UK’s Serious Fraud Office and regulators in the US and elsewhere. We are not currently subject to any investigation as a result of any such interest, but cannot exclude the possibility of our conduct being reviewed as part of any such investigation

•	We may be liable for damages to third parties harmed by the conduct of our business.

We are from time to time subject to certain claims and party to certain legal proceedings in the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or under regulatory processes in other jurisdictions, such as the EU and the US, where some Santander UK group entities operate. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines and/or penalties related to each pending matter may be and these pending matters are not disclosed by name because they are under assessment. We believe that we have made adequate provisions related to these various claims and legal proceedings. These provisions are reviewed periodically. However, in light of the uncertainties involved in such claims and proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Abbey National Treasury Services plc 2015 Annual Report	177

Shareholder information

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

In particular, the FCA has an operational objective to protect consumers, and it is taking a more interventionist approach in its increasing scrutiny of product terms and conditions. FSMA (as amended by the Financial Services Act 2012) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified.

The regulatory regime requires us to be in compliance across all aspects of our business, including the training, authorisation and supervision of personnel, systems, processes and documentation. If we fail to be compliant with relevant regulations, there is a risk of an adverse impact on our business from sanctions, fines or other action imposed by the regulatory authorities. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgements by the FOS, it is possible that an adverse outcome in some matters could have a material adverse effect on Santander UK plc’s, and therefore our, operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action.

Under the Financial Services Act 2010, the FCA also has the power to impose its own customer redress scheme on authorised firms, including Santander UK plc, if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including mis-selling.

In recent years there have been several industry-wide issues in which the FSA (now the FCA) has intervened directly. One such issue is the mis-selling of PPI where, following an unsuccessful legal challenge by the British Bankers’ Association (BBA) in 2011 of new FSA rules which altered the basis on which regulated firms must consider and deal with complaints in relation to the sale of PPI, Santander UK, along with other institutions, revised its provision for PPI complaint liabilities in 2011 to reflect the change in rules and the consequential increase in claims levels. No additional provisions were made for PPI in 2012 or 2013. In 2014, a total charge of £140m, including related costs, was made for conduct remediation. Of this, £95m related to PPI. In November 2015, the FCA issued a consultation paper (Consultation Paper) outlining its proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and its proposal to set a two year deadline for PPI claims. The FCA has asked for responses to the Consultation Paper by the end of February 2015. In Plevin, the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. Regarding the two year deadline for PPI claims, the FCA has outlined details of a £42.2m media campaign, funded by the 18 firms (including us) that have reported the most PPI complaints. The FOS is also currently considering its position with respect to the impact of Plevin on PPI complaints. When assessing the adequacy of our provision, we have applied our interpretation of the proposed rules and guidance in the Consultation Paper to our current assumptions. This application has resulted in an additional £450m provision charge in December 2015, which represents our best estimate of the remaining redress and costs, notwithstanding the ongoing nature of the consultation. New legislation was introduced in 2015 which has the effect of restricting the corporation tax deductibility for a large proportion of this cost. This new legislation is further detailed in the Risk Factor entitled ‘Changes in taxes and other assessments may adversely affect us’.

Having announced earlier in 2015 that it would gather evidence on current trends in PPI to assess the current process for PPI complaints and consider whether any new intervention is necessary, the FCA issued a consultation paper in November 2015 (the Consultation Paper) outlining its proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and its proposal to set a two year deadline for PPI claims. In Plevin, the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. The FOS is also currently considering its position with respect to the impact of Plevin on PPI complaints. We are considering the impact of the FCA’s consultation paper on our PPI complaint liabilities and made an additional provision of £450m in December 2015 for further conduct remediation. New legislation was introduced in 2015 which has the effect of restricting the corporation tax deductibility for a large proportion of this cost. This new legislation is further detailed in the Risk factor entitled ‘Changes in taxes and other assessments may adversely affect us’.

Given the above, the ultimate financial impact on Santander UK of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the impact of the Supreme Court’s decision in Plevin, the nature and content of the FCA’s final rules and/or guidance arising from the Consultation Paper, changes to FOS’ approach to handling customer complaints (if any), the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. Santander UK can make no assurance that expenses associated with PPI complaints will not exceed the provision made relating to these claims. More generally, Santander UK can make no assurance that estimates for potential liabilities, based on the key assumptions used, are correct, and the reserves taken as a result may prove inadequate. If additional expenses that exceed provisions for PPI liabilities or other provisions were to be incurred by Santander UK, these expenses could have a material adverse effect on its operating results, financial condition and prospects.

All the above is similarly relevant to any future industry-wide mis-selling or other issues that could affect Santander UK, such as the sale of other retail financial products and interest-rate derivative products sold to SMEs. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to mis-selling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.

Decisions taken by the FOS (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

178	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16 December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against Santander UK by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on its operating results, financial condition and prospects.

The Banking Act may adversely affect our business

The Banking Act came into force on 21 February 2009. The special resolution regime set out in the Banking Act provides HM Treasury, the BoE, the PRA and the FCA (and their successor bodies) with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

In addition, pursuant to amendments made to the Banking Act, which came into force on 1 August 2014, provision has been made for various tools to be used in respect of a wider range of UK entities, including investment firms and certain banking group companies, provided that certain conditions are met. Secondary legislation specifies that the Banking Act powers can be applied to investment firms that are required to hold initial capital of €730,000 or more and to certain UK incorporated non-bank companies in our group.

If an instrument or order were made under the Banking Act in respect of the Company or another Santander UK group entity, such instrument or order (as the case may be) may, among other things: (i) result in a compulsory transfer of shares or other securities or property of the Company or such other entity; (ii) impact on the rights of the holders of shares or other securities in the Company or such other entity or result in the nullification or modification of the terms and conditions of such shares or securities; or (iii) result in the de-listing of the shares and/or other securities of the Company or such other entity in the Santander UK group. In addition, such an order may affect matters in respect of the Company or such other entity and/or other aspects of the shares or other securities of the Company or such other entity in the Santander UK group, which may negatively affect the ability of the Company or such other entity to meet its obligations in respect of such shares or securities.

Further, amendments to the Insolvency Act 1986 and secondary legislation have introduced changes to the treatment and ranking of certain debts with the result that certain eligible deposits will rank in priority to the claims of ordinary (i.e. non-preferred) unsecured creditors in the event of an insolvency. This may negatively affect the ability of the Company or another Santander UK group entity to meet its obligations in respect of its unsecured creditors in an insolvency scenario.

Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue

The Banking Reform Act as of 31 December 2014 amended the Banking Act to introduce a UK ‘bail-in power’. On 6 May 2014, the Council adopted the BRRD, which contains a similar bail-in power and requires Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK Government decided to implement the BRRD bail-in power from 1 January 2015. The new PRA and FCA rules and supervisory statements took effect from 19 January 2015, with the exception of the rules that require a contractual clause recognising bail-in powers in foreign law liabilities. These rules were phased in, with the first phase, which applies to debt instruments, having commenced on 19 February 2015. The second phase, which applies to all other relevant liabilities commenced on 1 January 2016.

The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act to enable them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order, which is based on the principle that such creditors should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a UK bank entity under resolution and the power to convert certain liabilities from one form to another. The conditions for use of the UK bail-in power are generally that (i) the regulator determines the relevant UK bank entity is failing or likely to fail; (ii) it is not reasonably likely that any other action can be taken to avoid such a UK bank entity’s failure; and (iii) the relevant UK resolution authority determines that it is in the public interest to exercise the bail-in power. Certain liabilities are excluded from the scope of the bail-in powers, including liabilities to the extent that they are secured.

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

The bail-in power under the Banking Act and the BRRD may potentially be exercised in respect of any unsecured debt securities issued by a financial institution under resolution or by a relevant member of the Santander UK group, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act and the BRRD could be exercised in respect of our debt securities. We consider that the use of the bail-in tool, and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of us would likely have a negative impact on our business.

Abbey National Treasury Services plc 2015 Annual Report	179

Shareholder information

The BRRD also contains a mandatory write down power which requires Member States to grant powers to resolution authorities to recapitalise institutions and/or their EEA parent holding companies that are in severe financial difficulty or at the point of non-viability by permanently writing down Tier 1 and Tier 2 capital instruments issued by such institutions and/or their EEA parent holding companies, or converting those capital instruments into shares. The mandatory write down provision has been implemented in the UK through the Banking Act. Before taking any form of resolution action or applying any resolution power set out in BRRD, the UK resolution authorities have the power (and are obliged when specified conditions are determined to have been met) to write down, or convert Tier 1 and Tier 2 capital instruments issued by that institution into CET 1 capital instruments before, or simultaneously with, the entry into resolution of the relevant entity. These measures could be applied to certain of our debt securities; the occurrence of circumstances in which write down powers would need to be exercised in respect of us would be likely to have a negative impact on our business.

In contrast to the creditor protections afforded in the event of the bail-in powers being exercised, holders of capital instruments will not be entitled to the ‘no creditor worse off’ protections under the Banking Act in the event that their capital instruments are written down or converted to equity under the mandatory write-down tool (unless the mandatory write-down tool were to be used alongside a bail-in).

Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein.

In addition, the BRRD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. As a result of changes to the PRA Rulebook made to implement the BRRD, the Company is now required to identify such ‘critical functions’ as part of its resolution and recovery planning. If used in respect of the Company or Santander UK or its holding company, these ex ante powers could have a negative impact on our business.

Santander UK is responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (FSCS) was established under FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a PRA or FCA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA or the FCA (participant firms), including members of the Santander UK group.

Following the default of a number of authorised financial services firms since 2008, the FSCS borrowed funds totalling approximately £18bn from HM Treasury to meet the compensation costs for customers of those firms. It is expected that the substantial majority of the principal will be repaid from funds the FSCS levies from asset sales, surplus cash flow or other recoveries in relation to assets of the firms that defaulted. However, the FSCS estimates that the assets of these failed institutions are insufficient, and, to the extent that there remains a shortfall, is recovering this shortfall by levying firms authorised by the PRA or the FCA in instalments. The first instalment was in scheme year 2013/14, and Santander UK made a first capital contribution in August 2013. The second instalment was in scheme year 2014/15, and Santander UK made a second capital contribution in August 2014. For the year ended 31 December 2015, Santander UK charged £76m to the income statement in respect of the costs of the FSCS.

The FSCS also has the power to impose ‘management expenses in respect of relevant schemes levy’ (MERS levy) in relation to its potential role as agent of other compensation schemes. The FSCS may impose a MERS levy on participant firms to meet expenses it incurs in its role as agent.

In the event that the FSCS raises further funds from participant firms or increases the levies to be paid by such firms or the frequency at which the levies are to be paid, the associated cost to the relevant Santander UK group member(s) may have a material adverse effect on our operating results, financial condition and prospects. Since 2008, measures taken to protect the depositors of deposit-taking institutions involving the FSCS, such as the borrowing from HM Treasury mentioned above, have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions. In addition, following amendments to the preferred credit status of depositors that came into force on 31 December 2014, the FSCS stands in the place of depositors of a failing institution and has preferred status over an institution’s other creditors.

In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for us. For instance, in July 2013, the Council announced its intention that revisions to the EU Deposit Guarantee Scheme Directive should be adopted by the end of 2013. The recast EU Deposit Guarantee Scheme Directive (the DGSD), which was published in the Official Journal on 12 June 2014 and entered into force on 2 July 2014, introduced a tighter definition of deposits and includes a requirement that the Deposit Guarantee Scheme pay customers within a week and a requirement that banks must be able to provide information on the aggregated deposits of a depositor. These revisions are likely to affect the methodology employed by the FSCS for determining levies on institutions. In addition, the DGSD also requires Member States to ensure that, by 3 July 2014, the available financial means of deposit guarantee schemes reach a minimum target level of 0.8% of the covered deposits of their members and requires deposit guarantee schemes to be ex-ante funded. Between April and July 2015, the PRA published its final rules implementing the DGSD, most of which took effect on 3 July 2015.

The final rules enable the FSCS to use the existing bank levy to meet the ex-ante funding requirements in the DGSD. Changes as a result of this may affect the profitability of Santander UK plc (and other Santander UK group members required to contribute to the FSCS).

FSCS levies are collected by the FCA as part of a single payment by firms covering the FCA, the PRA, the FOS and the FSCS fees. It is possible that future policy of the FSCS and future levies on the firms authorised by the FCA or PRA may differ from those at present and that this could lead to a period of some uncertainty for Santander UK group members. In addition, it is possible that other jurisdictions where we operate could introduce or amend their similar compensation, contributory or reimbursement schemes. As a result of any such developments, Santander UK may incur additional costs and liabilities which may adversely affect our operating results, financial condition and prospects.

We may fail to detect or prevent money laundering and other financial crime activities due to not correctly identifying our financial crime risks and failing to implement effective controls to mitigate those risks. This could expose us to heavy fines, additional regulatory scrutiny, increased liability and reputational risk

We are obligated to comply with applicable anti-money laundering (AML), anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence in respect of sanctions and politically-exposed person screening, keep our customer, account and transaction information up to date and implement effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include financial crime training for our staff, reporting suspicious transactions and activity to appropriate law enforcement following full investigation by the Suspicious Activity Reporting Unit.

180	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and financial crime related activities. These require the implementation and embedding within the business of effective controls and monitoring, which requires on-going changes to systems and operational activities. Financial crime is continually evolving, and the expectation of regulators is increasing. This requires similarly proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our staff to assist us by spotting such activities and reporting them, and our staff have varying degrees of experience in recognising criminal tactics and understanding the level of sophistication of criminal organisations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking licence.

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

The following paragraphs discuss five major reforms (the Bank Levy, Restriction of Tax Deductions for Compensation Payments, Corporation Tax Surcharge, Automatic Exchange of Information and possible future changes in the taxation of banking groups in the EU) which could have a material adverse effect on our operating results, financial condition and prospects, and the competitive position of UK banking groups, including Santander UK.

Bank Levy

HM Treasury introduced an annual UK bank levy (the Bank Levy) via legislation in the Finance Act 2011. The Bank Levy is imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to Santander UK. The amount of the Bank Levy is based on a bank’s total liabilities, excluding (amongst other things) Tier 1 capital, insured retail deposits and repos secured on sovereign debt. With effect from 1 April 2015, the Finance Act 2015 increased the rate to 0.21%. Subsequently the Finance (No.2) Act 2015 (Finance No.2 Act), which was enacted on 18 November 2015, reduced the UK Bank Levy rate from 0.21% to 0.18% from 1 January 2016 with subsequent annual reductions to 0.1% from 1 January 2021.

Restriction of Tax Deductions for Compensation Payments

The Finance (No.2) Act implemented measures that have led to, for amounts accounted for after 7 July 2015 by banks (as defined in the Corporation Tax Act 2010, and including ANTS and Santander UK plc) (i) certain compensation payments (comprising redress and interest payable to customers) no longer being deductible for corporation purposes and (ii) a deemed taxable receipt equivalent to 10% of that compensation.

Corporation Tax Surcharge

With effect from 1 January 2016, the Finance (No. 2) Act implemented measures that led to banks (as defined in the Corporation Tax Act 2010, and including ANTS, and Santander UK plc) being subject to a surcharge at a rate of 8% on their taxable profits (subject to certain additions and deductions).

Automatic Exchange of Information

Sections 1471 through 1474 of the US Internal Revenue Code of 1986 (FATCA) impose a reporting regime and potentially a 30% withholding tax with respect to certain payments to any non-US financial institution (a foreign financial institution or FFI (as defined by FATCA)) that (i) does not become a ‘Participating FFI’ by entering into an agreement with the US Internal Revenue Service (the IRS) to provide the IRS with certain information in respect of its account holders and investors; and (ii) is not otherwise exempt from or in deemed compliance with FATCA. Santander UK plc and the Company are classified as FFIs.

Final regulations implementing FATCA were issued in 2013. The reporting and withholding regime will be phased in over time. Withholding began on 1 July 2014 for certain payments from sources within the US and it will begin on 1 January 2019 for payments of gross proceeds on assets that could generate US source dividend or interest and as early as 1 January 2019 for ‘foreign passthru payments’ (a term not yet defined).

The US and the UK have entered into an agreement for the implementation of FATCA (the US-UK IGA) under which Santander UK plc and the Company will be treated as Reporting Financial Institutions (as defined therein). We do not anticipate that these entities will be required to deduct any tax under FATCA from payments on the securities that we issue. Each relevant member of the Santander UK group subject to the US-UK IGA will, however, need to comply with certain due diligence and reporting requirements to HMRC. Holders of securities that the Santander UK group issues therefore may be required to provide information and tax documentation, as well as that of their direct or indirect owners, and this information may be reported to the Commissioners for HMRC, and ultimately to the IRS. There can be no assurance that any such member of the Santander UK group will be treated as a Reporting Financial Institution or that in the future we would not be required to deduct tax under FATCA from payments we make on certain financial products.

Abbey National Treasury Services plc 2015 Annual Report	181

Shareholder information

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

Similarly, the Organisation for Economic Co-operation and Development (OECD) has developed a draft common reporting standard and model competent authority agreement to enable the multilateral, automatic exchange of financial account information. Under the OECD Common Reporting Standard (CRS) Financial Institutions will be required to identify and report the tax residence status of customers in the 90 plus countries that have endorsed the plans. 58 countries have committed to be early adopters going live in 2016, with first information exchanges expected by the end of September 2017. In December 2014, the EU incorporated the CRS into a revised Directive on Administrative Cooperation (Council Directive 2014/107/EU amending Directive 2011/16/EU) (DAC) providing the CRS with a legal basis within the EU. EU Member States must adopt and publish legislation necessary to comply with the revised DAC by 31 December 2015, and must comply with the revised DAC’s provisions from 1 January 2016. The required systemic solutions to meet this multilateral context require significant lead times to build and implement.

Unlike FATCA, CRS does not include a potential withholding element. Therefore our main risks are regulatory, reputational and commercial.

European Taxation

As of 1 August 2012, pursuant to the French amending finance law for 2012, a financial transaction tax in France was introduced (the French Financial Transaction Tax). The French Financial Transaction Tax applies to certain transactions, referenced to, or in relation with, French listed shares where the relevant issuer’s stock market capitalisation exceeds one billion euro. The French Financial Transaction Tax rate is 0.2% of the sale price of the transaction.

Similarly, on 24 December 2012, pursuant to paragraphs 491 to 500 of Article 1 of the Italian Law 288, a financial transaction tax in Italy was introduced (the Italian Financial Transaction Tax). The Italian Financial Transaction Tax commenced on 1 March 2013 for transactions in Italian equity instruments and from 1 July 2013 for Italian equity derivatives. The Italian Financial Transaction Tax rate is between 0.2% and 0.1% of the sale price of the transaction.

On 14 February 2013, the Commission published a proposal (the Commission Proposal) for a directive for a common system of financial transactions taxes (EU Financial Transaction Tax or FTT) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the Participating Member States). Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally it would apply to certain dealings in securities where at least one party to the transaction is a financial institution established in a Participating Member State. A financial institution may be, or may be deemed to be, ‘established’ in a Participating Member State in a broad range of circumstances, including (i) by transacting with a person established in a Participating Member State or (ii) where the financial instrument which is subject to the dealings is issued in a Participating Member State. Whilst the UK is not a Participating Member State, the directive proposals are broad and as such may impact transactions completed by financial institutions operating in non-Participating Member States.

Joint statements issued in 2014 by the Participating Member States indicated an intention to implement the FTT by 1 January 2016. However, the FTT proposal remains subject to continued negotiation between the Participating Member States and the scope of any such tax remain uncertain. It may therefore be altered prior to any implementation. At the European Economic and Financial Affairs Council meeting held on 8 December 2015, Estonia withdrew from the proposal but the remaining Participating Member States indicated they are hoping for a firm agreement by June 2016. We are still assessing the proposals and the likely impact on us.

Changes in Santander UK’s pension liabilities and obligations could have a materially adverse effect on us

We provide retirement benefits for many of our former and current employees in the UK through a number of defined benefit pension schemes established under trust. Santander UK plc is the principal employer under these schemes, but it has only limited control over the rate at which it pays into such schemes. Under the UK statutory funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees although, if they cannot agree, the rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes.

The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension schemes where that employer is a service company, or is otherwise ‘insufficiently resourced’ (as defined for the purposes of the relevant legislation). As some of the employers within the Santander UK group are service companies, if they become insufficiently resourced and no suitable mitigating action is undertaken, other companies within the Santander UK group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.

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

In a judgment handed down on 18 December 2013, the UK High Court has held that, where multiple group companies are potential targets for the Pensions Regulator’s power to issue contribution notices, the aggregate total of the contributions required by those notices is not limited to the amount required to fully fund the deficit in the relevant pension scheme under section 75 of the Pensions Act 1995 (Section 75). Although such a limit still applies in relation to a single contribution notice, this judgment means that, where there is more than one target for the Pensions Regulator’s powers, each of the contribution notices it could issue to those targets can be for the full amount of the Section 75 funding deficit and, further, the scheme may, under such multiple contribution notices, recover more than the actual or notional employer debt, potentially creating a surplus for the scheme. The UK High Court’s decision reopens the issue of schemes having a superior priority position over other creditors and further legal developments are expected as a result of the December 2013 judgment. However in the case that this relates to a settlement was reached which meant that only the full Section 75 debt was paid into the scheme on the proviso the appeal of the judgement was withdrawn.

182	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

Should the value of assets to liabilities in respect of the defined benefit schemes operated by Santander UK record a deficit, due to either a reduction in the value of the pension fund assets (depending on the performance of financial markets) and/or an increase in the pension fund liabilities due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, the expected rate of return on scheme assets, or other factors, or there is a change in the actual or perceived strength of the employer’s covenant, this could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources. While it can control a number of the above factors, there are some over which it has no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with Santander UK before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them.

Our principal defined pension scheme is the Santander (UK) Group Pension Scheme and its corporate trustee is Santander (UK) Group Pension Scheme Trustee Limited (the Pension Scheme Trustee), a wholly-owned subsidiary of Santander UK plc. As at 31 December 2015, the Pension Scheme Trustee had 14 directors, comprising seven Santander UK plc appointed directors and seven member-elected directors. Investment decisions are delegated by the Pension Scheme Trustee to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by the Santander (CF) Trustee directors, with up to four appointed by Santander UK and up to three by the Pension Scheme Trustee. The Pension Scheme Trustee directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander UK group Pension Scheme and not that of Santander UK . Any increase in our pension liabilities and obligations could have a material adverse effect on our operating results, financial condition and prospects.

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require us to make changes to its structure and business which could have an impact on our pension schemes or liabilities. For a discussion of the ICB’s recommendations see the Risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’.

Damage to our reputation could cause harm to our business prospects

Maintaining a positive reputation is critical to us attracting and maintaining customers, investors and employees and conducting business transactions with counterparties. Damage to our reputation, the reputation of the Santander UK group or Banco Santander SA (as the majority shareholder in Santander UK Group Holdings plc), the reputation of affiliates operating under the ‘Santander’ brand or any of our other brands could therefore cause significant harm to our business and prospects. Harm to our reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct, litigation, failure to deliver minimum standards of service and quality, compliance failures, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our operating results, financial condition and prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial condition

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial condition, based upon materiality and significant judgements and estimates, include impairment of loans and advances, valuation of financial instruments, provision for conduct remediation and pensions.

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

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the US Securities Exchange Act of 1934, as amended (the Exchange Act) is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. We adopted the Committee of Sponsoring Organisations of the Treadway Commission internal control – integrated framework with effect from 15 December 2014, replacing the previous framework. The revised framework is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of controls over financial reporting.

There are, however, inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. As a result of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Abbey National Treasury Services plc 2015 Annual Report	183

Shareholder information

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

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We rely upon certain outsourced services (including information technology support, maintenance and consultancy services) provided by certain other members of the Banco Santander group.

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

Different disclosure and accounting principles between the UK and the US may provide different or less information about us than you expected

There may be less publicly available information about us than is regularly published about companies in the US. Issuers of securities in the UK are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with a relatively more developed capital market, including the US. While we are subject to the periodic reporting requirements of the Exchange Act, we are not subject to the same disclosure requirements in the US as a domestic US registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic US registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available will not be the same as the information available to holders of securities of a US company and may be reported in a manner that is not familiar.

Risks concerning enforcement of judgments made in the US

The Company is a public limited company registered in England and Wales. All of the Company’s directors live outside the US. As a result, it may not be possible to serve process on such persons in the US or to enforce judgments obtained in US courts against them or us based on the civil liability provisions of the US federal securities laws or other laws of the US or any state thereof.

184	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

Contact and other information

Registered office and principal office

2 Triton Square Regent’s Place London, NW1 3AN	Phone number: 0870-607-6000

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

None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2015 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Legal proceedings

We are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on our financial position or our results of operations. See Note 32 to the Consolidated Financial Statements.

Material contracts

We are party to various contracts in the ordinary course of business. For the three years ended 31 December 2015 there have been no material contracts entered into outside the ordinary course of business, except for the contracts described below.

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2017 under a deed poll guarantee entered into by the Company on 5 June 2015. Santander UK plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 30 June 2017.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 23 December 2015 (the Capital Support Deed) with certain other non-regulated subsidiaries of Santander UK plc and Santander UK Group Holdings plc. The parties to the Capital Support Deed constitute a core UK group as defined in the PRA Rulebook. Exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. The core UK group permission expires on 31 December 2018.

The Company, Santander UK plc, and Cater Allen Limited form the Domestic Liquidity Sub-group (DoLSub) under the PRA’s regulatory liquidity rules. Each member of the DoLSub is required to support the others by transferring surplus liquidity in times of stress. The same arrangement existed before October 2015 under the Defined Liquidity Group rules of the PRA in place until that date.

Audit fees

See Note 8 to the Consolidated Financial Statements

Profit on sale of subsidiaries

No profits arose on sales of our undertakings during the three years ended 31 December 2015.

Significant acquisitions and disposals

Our results were not materially affected by acquisitions and disposals during the three years ended 31 December 2015.

Accounting developments under IFRS

See Note 1 to the Consolidated Financial Statements.

Abbey National Treasury Services plc 2015 Annual Report	185

Shareholder information

Subsidiaries, joint ventures and associates

This section forms an integral part of the financial statements. The following is a list of the subsidiary undertakings of the Company:

Subsidiaries: Registered in England and Wales

Name of subsidiary	Direct/indirect ownership	Share class though which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
Abbey National (America) Holdings Limited (in liquidation)	Direct	Common USD $1	100	100
Abbey National North America Holdings Limited	Direct	Ordinary £1	100	100
Abbey National September Leasing (3) Limited (in liquidation)	Direct	Ordinary £1	100	100
Abbey National Treasury (Structured Solutions) Limited	Direct	Ordinary £0.01	100	100
Abbey National Treasury Investments (in liquidation)	Direct	Ordinary £1	100	100
Abbey National Treasury Services Investments Limited	Direct	Ordinary £1	100	100
Cater Allen Holdings Limited	Direct	Ordinary £1	100	100
Cater Allen International Limited	Direct	Ordinary £1	100	100
Cater Allen Lloyd’s Holdings Limited	Direct	Ordinary £1	100	100
Cater Allen Syndicate Management Limited	Indirect	Ordinary £1 Preference £1	—	100
Chiplow Wind Farm Limited	Indirect	A Ordinary £1	—	50
Kelmarsh Wind Farm Limited	Indirect	A Ordinary £1	—	50
Penmanshiel Energy Limited	Indirect	Ordinary £1	—	100
Santander Equity Investments Limited	Direct	Ordinary £1	100	100
Santander Secretariat Services Limited	Direct	A Ordinary USD $0.01	100	100
Sheppards Moneybrokers Limited	Direct	A Ordinary £1	100	100
Winwick Wind Farm Limited	Indirect	A Ordinary £1	—	50

Subsidiaries: Incorporated in United States of America

Name of subsidiary	Direct/indirect ownership	Share class though which ownership is held	Proportion of ownership interest %	Ultimate proportion of ownership %
Abbey National North America LLC	Indirect	Deferred £0	—	100

Investments in subsidiary companies are shown at cost less provisions for impairment.

Overseas branches:

The Company has branch offices in the United States of America and the Cayman Islands.

186	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

Guarantees

GUARANTEE

THIS INSTRUMENT by way of deed poll is executed on 5 June 2015 by ABBEY NATIONAL TREASURY SERVICES plc (registered in England No. 2338548) whose registered office is at 2 Triton Square, Regent’s Place, London NW1 3AN (the “Guarantor”)

WHEREAS:

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

“Obligation”

means any obligation or liability (whether actual or contingent or for the payment of any amount or delivery of any property) incurred by Santander UK (whether as principal or surety) to any person on or before 30 June 2017 (whether before or after the execution of this Guarantee) under or in respect of any dealing, transaction or engagement whatsoever, including without prejudice to the generality of the foregoing, for:

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

(vii)    any obligation or liability under any transaction entered into by Santander UK after 30 June 2017 as a result of the exercise of any right or option granted by or to Santander UK on or prior to 30 June 2017; and

(viii)   any payments of interest due from Santander UK with respect to any of the foregoing transactions (whether or not the liability to pay such interest arises on or before 30 June 2017) together with all reasonable costs, commissions and other expenses incurred by any person in connection with the enforcement of this Guarantee, but excluding:

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

5.	This Guarantee is a continuing guarantee and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

Abbey National Treasury Services plc 2015 Annual Report	187

Shareholder information

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

	(h)	whether or not any circumstances have occurred which might otherwise constitute a legal or equitable discharge of or defence to a guarantor.

11.	This Guarantee shall remain in full force and effect in relation to an Obligation notwithstanding that it becomes due for payment or performance after 30 June 2017.

12.	In the event that any of the terms or provisions of this Guarantee are or shall become invalid, illegal or unenforceable, the remaining terms and provisions hereof shall survive unaffected.

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

IN WITNESS whereof, this Guarantee has been executed as of the day and year first written above.

THE COMMON SEAL of	)
ABBEY NATIONAL	)
TREASURY SERVICES PLC	)
was hereunto affixed	)
in the presence of:	)

Shaun Coles

Company Secretary

188	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

GUARANTEE

THIS INSTRUMENT by way of deed poll is executed on 8 May 2015 by SANTANDER UK plc (registered in England No. 2294747) whose registered office is at 2 Triton Square, Regent’s Place, London NW1 3AN (the “Guarantor”)

WHEREAS:

Abbey National Treasury Services plc, a company incorporated in England (number 2338548) whose registered office is at 2 Triton Square, Regent’s Place, London NW1 3AN (“ANTS”), has requested the Guarantor and the Guarantor has agreed to guarantee payment of all Obligations (as hereinafter defined) in accordance with, and as limited by, the terms and conditions of this Deed (this “Guarantee”).

NOW THEREOF the Guarantor hereby covenants and agrees as follows:

1.	In this Guarantee, unless the context otherwise requires:

“Creditor”

means any person (other than the Guarantor or any subsidiary of ANTS (as defined in section 1159 of the Companies Act 2006 (the “Act”)) or any individual who is a connected person of ANTS (within the meaning of section 254 of the Act)) to whom an Obligation is from time to time owed.

“Obligation”

means any obligation or liability (whether actual or contingent or for the payment of any amount or delivery of any property) incurred by ANTS (whether as principal or surety) to any person on or before 30 June 2017 (whether before or after the execution of this Guarantee) under or in respect of any dealing, transaction or engagement whatsoever, including without prejudice to the generality of the foregoing, for:

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

(vii)    any obligation or liability under any transaction entered into by ANTS after 30 June 2017 as a result of the exercise of any right or option granted by or to ANTS on or prior to 30 June 2017; and

(viii)   any payments of interest due from ANTS with respect to any of the foregoing transactions (whether or not the liability to pay such interest arises on or before 30 June 2017) together with all reasonable costs, commissions and other expenses incurred by any person in connection with the enforcement of this Guarantee, but excluding:

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

2.

(a)       The Guarantor hereby unconditionally and irrevocably guarantees, for the benefit of each Creditor, in accordance with the terms and conditions of this Guarantee, the full payment or performance by ANTS when due (whether at stated maturity, upon acceleration or otherwise) of each and every Obligation and in the event that ANTS shall default in the due and punctual payment or performance of any Obligation, undertakes to pay, or procure the payment of, such Obligation in the currency in which the particular Obligation is denominated in the case of a payment or perform, or procure the performance of such Obligation, upon written demand being made under this Guarantee by the relevant Creditor.

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

Abbey National Treasury Services plc 2015 Annual Report	189

Shareholder information

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

10.	This Guarantee shall remain in full force and effect irrespective of:

(a)	the validity, regularity, legality or enforceability against ANTS of, or of any defence or counter-claim whatsoever available to ANTS in relation to, any Obligation;

(b)	whether or not any action has been taken to enforce any Obligation or any judgement obtained against ANTS or any other person;

(c)	whether or not the terms of any Obligation has been modified, supplemented, extended or restated in any way (in each case, however fundamental and of whatsoever nature);

(d)	whether or not any time or indulgence has been granted to ANTS or any other person by or on behalf of any Creditor;

(e)	whether or not there have been any dealings or transactions between ANTS or any other person and any Creditor;

(f)	whether or not ANTS or any other person has been dissolved, liquidated, merged, consolidated, become bankrupt or has changed its status, functions, control or ownership;

(g)	whether or not ANTS or any other person has been prevented from making payment by foreign exchange provisions applicable at its place of registration or incorporation; and

(h)	whether or not any circumstances have occurred which might otherwise constitute a legal or equitable discharge of or defence to a guarantor.
11.	This Guarantee shall remain in full force and effect in relation to an Obligation notwithstanding that it becomes due for payment or performance after 30 June 2017.

12.	In the event that any of the terms or provisions of this Guarantee are or shall become invalid, illegal or unenforceable, the remaining terms and provisions hereof shall survive unaffected.

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

IN WITNESS whereof, this Guarantee has been executed as of the day and year first written above.

THE COMMON SEAL of	)
SANTANDER UK PLC	)
was hereunto affixed	)
in the presence of:	)

Shaun Coles

Company Secretary

190	Abbey National Treasury Services plc 2015 Annual Report

Shareholder information

Forward-looking statements

Abbey National Treasury Services plc (the Company) and its subsidiaries (together ANTS or the ANTS group) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Annual Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:

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

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. ANTS cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by ANTS or on ANTS’ behalf. Some of these factors, which could affect the business, financial condition and/or results of operations of the Santander UK group (of which ANTS is a significant part), are considered in detail in the Risk Review and the ‘Risk Factors’ section in the Shareholder Information section and they include:

•	our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•	the disruptions and volatility in the global financial markets;

•	the effects of UK economic conditions;

•	our exposure to UK political developments;

•	the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit and adversely affect our operations;

•	the extent to which liquidity requirements and any changes to these requirements may limit and adversely affect our operations;

•	Santander UK’s exposure to UK Government debt;

•	the effects of the ongoing economic and sovereign debt tensions in the eurozone;

•	our exposure to risks faced by other financial institutions;

•	our ability to access liquidity and funding on acceptable financial terms;

•	the effects of an adverse movement in external credit rating assigned to the Santander UK group, any Santander UK group member or any of their respective debt securities;

•	the effects of fluctuations in interest rates and other market risks;

•	the extent to which we may be required to record negative fair value adjustments for our financial assets due to changes in market conditions;

•	the risk of failing to successfully implement and continue to improve our credit risk management systems;

•	the risks associated with our derivative transactions;

•	the extent to which we may be exposed to operational risks, including risks relating to data and information collection, processing, storage and security;

•	the risk of failing to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner;

•	our exposure to unidentified or unanticipated risks despite our risk management policies, procedures and methods;

•	the effects of competition with other financial institutions;

•

the various risks facing us as we expand our range of products and services (e.g. risk of new products and services not being responsive to customer demands or successful, risk of changing customer needs);

•	Santander UK’s ability to control the level of non-performing or poor quality loans and whether Santander UK’s loan reserves are sufficient to cover loan losses;

•	the extent to which our loan portfolio is subject to prepayment risk;

•	our ability to manage any future development effectively (e.g. efficiently managing the operations and employees of expanding businesses and maintaining or growing our existing customer base);

•

the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and Santander UK may be unable to realise the full value of the collateral securing its loan portfolio;

•

the ability of Santander UK to realise the anticipated benefits of its organic growth or business combinations and the exposure, if any, of Santander UK to any unknown liabilities or goodwill impairments relating to acquired businesses;

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

•	the effects which the Banking Act 2009 may have on Santander UK’s business;

•	the effects which the bail-in and write down powers under the Banking Act 2009 and the BRRD may have on Santander UK’s business and the value of securities issued;

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

•	the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud;

•	the extent to which changes in accounting standards could impact our reported earnings;

•	the extent to which Santander UK rely on third parties for important infrastructure support, products and services;

•	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates;

•	the extent to which different disclosure and accounting principles between the UK and the US may provide you with different or less information about us than you expected;

•	the risk associated with enforcement of judgments in the US; and

•	our success at managing the risks to which it is exposed, including the items above.

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

Abbey National Treasury Services plc 2015 Annual Report	191

Shareholder information

Selected financial data

The financial information set forth below for the years ended 31 December 2015, 2014 and 2013 and at 31 December 2015 and 2014 has been derived from the audited Consolidated Financial Statements of Abbey National Treasury Services plc (the Company) and its subsidiaries (together, the ANTS group) prepared in accordance with IFRS included elsewhere in this Annual Report. The information should be read in connection with, and is qualified in its entirety by reference to, the ANTS group’s Consolidated Financial Statements and the notes thereto.

Financial information set forth below for the years ended 31 December 2012 and 2011, and at 31 December 2013, 2012 and 2011, has been derived from the audited Consolidated Financial Statements of the ANTS group for 2013, 2012 and 2011 not included in this Annual Report.

The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 2006.

The auditor’s report on the Consolidated Financial Statements for each of the five years ended 31 December 2015 was unmodified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985 or sections 498(2) and 498(3) of the Companies Act 2006, as applicable. The Consolidated Financial Statements of the ANTS group for the years ended 31 December 2015, 2014, 2013, 2012 and 2011 were audited by Deloitte LLP.

BALANCE SHEETS

	2015(1) US$m	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Assets
Cash and balances at central banks	3,361	2,279	4,460	4,911	388	7,013
Trading assets	34,873	23,649	21,373	21,897	22,498	21,891
Derivative financial instruments	36,681	24,875	25,792	21,550	33,276	33,224
Financial assets designated at fair value	3,141	2,130	2,577	2,534	3,531	4,429
Loans and advances to banks	31,769	21,544	11,344	113,649	106,986	113,222
Loans and advances to customers	47,858	32,455	38,285	41,108	44,750	38,826
Held-to-maturity securities	—	—	—	—	—	—
Loans and receivables securities	22	15	22	128	162	278
Available-for-sale securities	1,722	1,168	2,525	2,962	5,113	—
Macro hedge of interest rate risk	768	521	935	379	1,171	1,141
Intangible assets	37	25	13	8	7	3
Property, plant and equipment	18	12	10	6	6	5
Current tax assets	—	—	—	—	—	—
Deferred tax assets	—	—	—	15	20	17
Other assets	285	194	133	180	4	43

Total assets	160,535	108,867	107,469	209,327	217,912	220,092

Liabilities
Deposits by banks	31,458	21,333	17,416	120,698	114,535	114,019
Deposits by customers	4,185	2,838	4,523	7,780	6,249	7,114
Trading liabilities	18,760	12,722	15,333	21,275	21,109	25,745
Derivative financial instruments	37,127	25,178	26,607	21,496	34,088	35,417
Financial liabilities designated at fair value	2,973	2,016	2,848	3,407	4,002	6,836
Debt securities in issue	60,180	40,811	36,799	30,889	33,770	26,943
Macro hedge of interest rate risk	—	—	39	—	—	—
Subordinated liabilities	—	—	—	—	—	—
Other liabilities	240	163	255	368	169	142
Provisions	65	44	32	23	20	20
Current tax liabilities	153	104	224	223	175	329
Deferred tax liabilities	22	15	12	—	—	—

Total liabilities	155,163	105,224	104,088	206,159	214,117	216,565

Equity
Share capital	3,759	2,549	2,549	2,549	2,549	2,549
Retained earnings	1,514	1,027	761	640	1,226	962
Other reserves	99	67	71	(21)	20	16

Total shareholders’ equity	5,372	3,643	3,381	3,168	3,795	3,527

Total liabilities and equity	160,535	108,867	107,469	209,327	217,912	220,092

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 – US$1.4746, the noon buying rate on 31 December 2015.

192	Abbey National Treasury Services plc 2015 Annual Report

Selected Financial Data

INCOME STATEMENTS

	2015(1) US$m	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Net interest income	401	272	35	(101)	139	511
Net fee and commission income	168	114	122	107	119	113
Net trading and other income	372	252	299	406	304	(46)

Total operating income	941	638	456	412	562	578

Operating expenses before impairment losses, provisions and charges	(376)	(255)	(256)	(195)	(201)	(236)

Impairment losses on loans and advances	7	5	(30)	(31)	(9)	(54)
Provisions for other liabilities and charges	(63)	(43)	(32)	(23)	(20)	(20)

Total operating impairment losses, provisions and charges	(56)	(38)	(62)	(54)	(29)	(74)

Profit before tax	509	345	138	163	332	268
Taxation credit/(charge)	(117)	(79)	(17)	1	(68)	(104)

Profit after tax for the year	392	266	121	164	264	164

Attributable to:
Equity holders of the parent	392	266	121	164	264	164

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00—US$1.4746, the noon buying rate on 31 December 2015.

SELECTED STATISTICAL INFORMATION

	2015%	2014%	2013%	2012%	2011%
Profitability ratios:
Return on assets (1)	0.23	0.06	0.07	0.11	0.06
Dividend payout ratio(2)	—	—	457	—	—
Return on ordinary shareholder’s funds(3)	7.47	3.66	4.19	7.07	4.65

Capital ratios:
Equity to assets ratio(4)	3.09	1.67	1.78	1.55	1.36
Ratio of earnings to fixed charges(5)	128	106	106	109	108

(1)	Profit after tax divided by average total assets.
(2)	Ordinary equity dividends declared divided by profit after tax
(3)	Profit after tax divided by average ordinary shareholders’ funds.
(4)	Average ordinary shareholders’ funds divided by average total assets.
(5)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of profit before tax plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 26 February 2016 was US$1.39.

Calendar period	High US$ Rate	Low US$ Rate	Average (1) US$ Rate	Period end US$ Rate
Years ended 31 December:
2015	1.59	1.46	1.53	1.47
2014	1.72	1.55	1.65	1.56
2013	1.66	1.48	1.56	1.66
2012	1.63	1.53	1.59	1.63
2011	1.67	1.54	1.60	1.55
Months ended:
February 2016(2)	1.46	1.39	1.43	1.39
January 2016	1.47	1.42	1.44	1.42
December 2015	1.52	1.47	1.50	1.47
November 2015	1.54	1.50	1.52	1.50
October 2015	1.55	1.52	1.53	1.54
September 2015	1.56	1.51	1.53	1.51
August 2015	1.57	1.54	1.56	1.54

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
(2)	With respect to February 2016 for the period from 1 February to 26 February

Abbey National Treasury Services plc 2015 Annual Report	193

Other information for US investors

195	Risk elements in the loan portfolio
198	Taxation for US investors
199	Articles of Association
200	ITRA
201	NYSE
202	Cross reference to Form 20-F

194	Abbey National Treasury Services plc 2015 Annual Report

Other information for US investors

Risk elements in the loan portfolio

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework the elements of our loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:

•	Impaired loans

•	Unimpaired loans contractually past due 90 days or more as to interest or principal

•	Forbearance

•	Troubled debt restructurings

•	Potential problem loans and advances

•	Cross border outstandings.

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are neither past due nor impaired, past due but not impaired and impaired. This disclosure may be found in the ‘Credit risk’ section of the Risk review.

In accordance with IFRS, we recognise interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £nil (2014: £nil, 2013: £nil).

Unimpaired loans contractually past due 90 days or more as to interest or principal

We classify loans as NPLs where customers don’t make a payment for three months or more, or if we have data to make us doubt they can keep up with their payments. We describe this in more detail in the ‘Credit risk—Risk measurement and control’ section of the Risk review. Details of our non-performing loans and advances, are set out in the ‘Non-performing loans and advances’ sections of the Risk review.

Forbearance

To support customers that encounter difficulties, we operate forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. We employ a range of forbearance strategies in order to improve the management of customer relationships, maximise collection opportunities within customers’ affordability and, if possible, avoid foreclosure or repossession. For more on this, see the ‘Credit risk management – Commercial Banking’, ‘Credit risk management – Global Corporate Banking’, and ‘Credit risk management – Corporate Centre’ sections of the Risk review.

Troubled debt restructurings

The US Securities and Exchange Commission requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings. For disclosure of loans that would otherwise have been classified as past due or impaired whose terms have been renegotiated and disclosure on forbearance, see the ‘Credit risk’ section of the Risk review.

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

Cross border outstandings

Cross border outstandings, as defined by bank regulatory rules, are amounts payable to us by residents of foreign countries, regardless of the currency in which the claim is denominated, and local country claims in excess of local country obligations. Cross border outstandings consist mainly of loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets.

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

For further analysis of our country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see the ‘Country risk exposure’ section of the Risk review.

Abbey National Treasury Services plc 2015 Annual Report	195

Other information for US investors

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2015, 2014 and 2013, cross border outstandings exceeding 1% of total assets were as follows:

2015	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	2.5	11.1	0.2	13.8
Japan	2.7	1.1	1.7	5.5
France	0.3	1.8	1.6	3.7
Germany	—	1.3	0.4	1.7
Spain	—	1.6	—	1.6

2014
US	4.9	10.6	0.1	15.6
Japan	3.8	0.2	1.1	5.1
Spain	—	2.4	—	2.4
France	0.4	1.7	—	2.1
Germany	0.2	1.5	0.3	2.0
Switzerland	0.7	0.4	—	1.1

2013
US	5.3	8.2	0.1	13.6
Japan	3.8	0.1	0.1	4.0
Spain	—	2.4	—	2.4

(ii) Cross border outstandings between 0.75% and 1% of total assets

At 31 December 2015, 2014 and 2013, cross border outstandings between 0.75% and 1% of total assets were as follows:

2015	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Italy	0.8	0.1	—	0.9

2014
Italy	0.9	0.1	—	1.0

2013
France	0.4	1.5	—	1.9
Germany	—	1.5	0.1	1.6
Switzerland	0.5	1.0	0.1	1.6

(iii) Cross border outstandings between 0.5% and 0.75% of total assets

At 31 December 2015, 2014 and 2013, cross border outstandings between 0.5% and 0.75% of total assets were as follows:

2015	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Netherlands	—	0.1	0.7	0.8
Ireland	—	0.1	0.5	0.6

2014
Netherlands	—	0.1	0.7	0.8
Jersey	—	—	0.8	0.8
Denmark	0.3	0.1	0.2	0.6

2013
Denmark	—	1.3	—	1.3

196	Abbey National Treasury Services plc 2015 Annual Report

Other information for US investors

The geographical analysis below is based on the location of the office from which the loans and advances to customers are made, rather than the domicile of the borrower. For geographical analysis by the domicile of the borrower rather than the office of lending, see the ‘Country risk exposure’ section in the Risk review.

Impairment loss allowances on loans and advances to customers

An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Observed impairment loss allowances:
Corporate loans - UK	30	41	61	110	97

Total observed impairment loss allowances	30	41	61	110	97

Incurred but not yet observed impairment loss allowances:
Corporate loans - UK	33	35	2	2	33

Total incurred but not yet observed impairment loss allowances	33	35	2	2	33

Total impairment loss allowances	63	76	63	112	130

Movements in impairment loss allowances on loans and advances to customers

An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Impairment loss allowances at 1 January	76	63	112	130	108
Amounts written off:
Corporate loans - UK	(8)	(18)	(80)	(27)	(32)

Total amounts written off	(8)	(18)	(80)	(27)	(32)

Observed impairment losses charged against profit:
Corporate loans - UK	(3)	(2)	31	40	50

Total observed impairment losses (released into)/charged against profit	(3)	(2)	31	40	50

Incurred but not yet observed impairment losses (released into)/charged against profit	(2)	33	—	(31)	4

Total impairment losses (released into)/charged against profit	(5)	31	31	9	54

Impairment loss allowances at 31 December	63	76	63	112	130

	%	%	%	%	%
Ratio of amounts written off to average loans during the year (1)	0.23	0.52	1.65	0.44	0.60

(1)	Ratio of amounts written off to average Commercial Banking loans during the year as disclosed in the ‘ANTS group exposure’ section.

Recoveries

An analysis of recoveries is presented below.

	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Corporate loans - UK	—	1	—	—	—

Total amount recovered	—	1	—	—	—

Abbey National Treasury Services plc 2015 Annual Report	197

Other information for US investors

Taxation for US investors

The following is a summary, under current law, of the main UK tax considerations relating to the beneficial ownership by a US taxpayer of the securities of the Company. This summary is provided for general guidance and does not address investors that are subject to special rules or that do not hold the perpetual securities as capital assets. US residents should consult their local tax advisers, particularly in connection with any potential liability to pay US taxes on disposal, lifetime gift or bequest of their perpetual securities.

UK taxation on dividends

Under UK law, income tax is not withheld from dividends paid by UK companies. Shareholders, whether resident in the UK or not, receive the full amount of the dividend actually declared.

UK taxation on capital gains

Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However if you are either:

•	an individual who is neither resident nor ordinarily resident in the UK or

•	a company which is not resident in the UK,

you will not be liable to UK tax on any capital gains made on disposal of your shares. The exception is if the shares are held in connection with a trade or business that is conducted in the UK through a branch or agency (for capital gains tax purposes) or a permanent establishment (for corporation tax purposes).

UK inheritance tax

Under the current estate and gift tax convention between the US and the UK, shares held by an individual shareholder who is:

•	domiciled for the purposes of the convention in the US and

•	is not for the purposes of the convention a national of the UK will not be subject to UK inheritance tax on:

•	the individual’s death or

•	on a gift of the shares during the individual’s lifetime.

The exception is if the shares are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.

Share Information

Share capital

Details of the Company’s share capital are set out in Note 33 to the Consolidated Financial Statements.

Major shareholders

The Company is a wholly-owned subsidiary of Santander UK plc, and has been for the three years ended 31 December 2015. Santander UK plc, in turn, is a wholly-owned subsidiary of Santander UK Group Holdings plc. The Company and its subsidiaries are indirect subsidiaries of Banco Santander SA, which is incorporated in Spain and is the ultimate parent company.

Exchange controls

There are no UK laws, decrees or regulations that restrict our export or import of capital, including the availability of cash and cash equivalents for use by us, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors above.

198	Abbey National Treasury Services plc 2015 Annual Report

Other information for US investors

Articles of Association

The following is a summary of the Articles of Association (the Articles) of the Company.

Abbey National Treasury Services plc is a public company registered in England & Wales with registered number 2338548. The Articles do not specifically state or limit the objects of the Company which are therefore unrestricted.

The Board may authorise any conflict of interest of a director and may impose conditions on the director for the purpose of dealing with the conflict, but the relevant director may not count towards the quorum for the meeting nor vote on any resolution giving such authority. Subject to this and, where applicable, to disclosure in accordance with the Companies Act 2006 (the Act) a director shall be entitled to vote in respect of any contract or proposed contract in which he is interested and he shall be considered in determining whether a quorum is present. A director may not vote in respect of his own appointment.

The Company’s Tracker Shares entitle the holder, in priority to any payment to Ordinary Shareholders, to receive a non-cumulative dividend linked to cash flows from certain interest rate swaps (defined in the Articles as Swaps) received by the Company to the extent that such Tracker Share Dividends can be lawfully paid out of distributable reserves. The original Swaps listed in the Articles no longer remain in existence (see also Note 33 to the Consolidated Financial Statements) and no dividends are currently paid on the Tracker Shares although the Articles provide that other interest rate swaps may be approved as Swaps from time to time by ordinary resolution of the Company. The holders of the Tracker Shares shall be entitled to receive notice of general meetings of the Company and to attend and speak at such meetings but have no entitlement to vote. Tracker Shares are not redeemable.

The Company’s B Tracker Shares entitle the holder, in priority to any payment to Ordinary Shareholders and pari passu to any payment of any dividend to the holders of the Tracker Shares, to receive a non-cumulative dividend linked to cash flows from certain interest rate swaps (defined in the Articles as B Swaps) received by the Company to the extent that such B Tracker Share Dividends can be lawfully paid out of distributable reserves. The original B Swaps listed in the Articles no longer remain in existence (see also Note 33 to the Consolidated Financial Statements) and no dividends are currently paid on the B Tracker Shares although the Articles provide that other interest rate swaps may be approved as B Swaps from time to time by ordinary resolution of the Company. The holders of the B Tracker Shares shall be entitled to receive notice of general meetings of the Company and to attend and speak at such meetings but have no entitlement to vote. B Tracker Shares are not redeemable.

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

Abbey National Treasury Services plc 2015 Annual Report	199

Other information for US investors

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the Exchange Act), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

During the period covered by this annual report, the ANTS group did not engage in any activities or transactions requiring disclosure pursuant to Section 13(r).

The following activities are disclosed in response to Section 13(r) with respect to affiliates of the Company within the Banco Santander group. During the period covered by this report:

(a)

Santander UK holds frozen savings accounts and one current account for two customers resident in the UK who are currently designated by the US for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2015. Revenue generated by Santander UK on these accounts in 2015 was negligible.

(b)

An Iranian national, resident in the UK, who is currently designated by the US under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (NPWMD) designation, holds a mortgage with Santander UK that was issued prior to such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2015, total revenue in connection with the mortgage was approximately £3,876 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander ISA Managers Limited. The funds within both accounts are invested in the same portfolio fund. The accounts have remained frozen during 2015. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue in 2015 for the Banco Santander group in connection with the investment accounts was approximately £188 whilst net profits in 2015 were negligible relative to the overall profits of Banco Santander SA.

(c)

A UK national is designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme and is on the US Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List (SDN List). The customer of Santander UK holds a bank account which generated revenue of approximately £180 during the third and fourth quarter of 2015. The account is blocked. Net profits in the third and fourth quarter of 2015 in connection with this account were negligible relative to the overall profits of Banco Santander SA. A second UK national is designated by the US under the SDGT sanctions programme and is on the US SDN List. No transactions were made in the third and fourth quarter of 2015 and the account is blocked and in arrears.

(d)

In addition, during the fourth quarter of 2015, Santander UK has identified one additional customer. A UK national is designated by the US under the SDGT sanctions programme and is on the US SDN List. The customer holds a bank account which generated negligible revenue during the fourth quarter of 2015. The account was closed during the fourth quarter of 2015. Net profits in the fourth quarter of 2015 were negligible relative to the overall profits of Banco Santander SA.

In addition, the Banco Santander group had an outstanding legacy credit facility with Bank Mellat, which is included in the US SDN List. In 2005 Banco Santander SA participated in a syndicated credit facility for Bank Mellat of €15.5m, which matured on 6 July 2015. At 31 December 2015, the Banco Santander group was owed €0.3m not paid at maturity under this credit facility and 95% covered by three official export credit agencies.

Banco Santander SA has not been receiving payments from Bank Mellat under this credit facility in recent years. Banco Santander SA has been and expects to continue to be repaid any amounts due by official export credit agencies. No funds have been extended by Banco Santander SA under this credit facility since it was granted.

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

In the aggregate, all of the transactions described above resulted in approximately €15,000 gross revenues and approximately €77,000 net loss to the Banco Santander group in the year ended 31 December 2015, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

200	Abbey National Treasury Services plc 2015 Annual Report

Other information for US investors

New York Stock Exchange (NYSE) Corporate Governance- differences in UK/NYSE corporate governance practice

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

Under the NYSE corporate governance standards, independent directors must comprise a majority of the Board. As the Company does not have equity shares listed on the London Stock Exchange it is not required to, and does not, have independent directors. Our Board is currently comprised of three Executive Directors and one Non-Executive Director, none of whom are considered independent according to NYSE corporate governance standards.

The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. As the Company does not have equity shares listed on the London Stock Exchange, it is not required to have a nominating committee and the Company does not have such a committee.

The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. As the Company does not have equity shares listed on the London Stock Exchange, it is not required to have a compensation committee and does not have such a committee. However, the Company’s parent, Santander UK plc, has a Board Remuneration Committee. Under its written Terms of Reference, this committee is primarily responsible for overseeing and supervising the Santander UK group’s policies and frameworks covering remuneration and reward, which also includes those relating to the Company’s employees.

The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and whose members are all independent as defined in Rule 10A-3. Pursuant to Rule 10A-3(c)(2), which applies to direct and indirect subsidiaries of companies with common equity securities listed on a national security exchange that are subject to Rule 10A-3, the Company is exempt from the requirements of Rule 10A-3 due to its indirect ownership by Banco Santander SA. As the Company does not have equity shares listed on the London Stock Exchange, it is not required to have an audit committee and does not have such a committee. The Company’s parent company, Santander UK plc, is also exempt from the requirements of Rule 10A-3 pursuant to the exemption provided by Rule 10A-3(c)(2). However, Santander UK plc does have a Board Audit Committee composed of six Non-Executive Directors. At 31 December 2015, five of the six members were deemed independent as defined in Rule 10A-3. However the scope of the Board Audit Committee’s Terms of Reference as well as the duties and responsibilities of such committee are more limited than that required of audit committees under the NYSE corporate governance standards. For example, the Board Audit Committee does not provide an audit committee report as required by the NYSE corporate governance standards to be included in the Company’s annual proxy statement.

The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. As the Company does not have equity shares listed on the London Stock Exchange, the Board is not required to, and therefore does not, undertake regular reviews of Board effectiveness.

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

Abbey National Treasury Services plc 2015 Annual Report	201

Other information for US investors

Cross-reference to Form 20-F

Part I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Selected Financial Data	192
		Capitalisation and Indebtedness	*
		Reasons for the Offer and use of Proceeds	*
		Risk Factors	164
4	Information on the Company	History and Development of the Company	2, 16, 90, 185
		Business Overview	5, 93
		Organisational Structure	2, 90
		Property, Plant and Equipment	16, 131
4A	Unresolved Staff Comments		N/a
5	Operating and Financial Review and Prospects	Operating Results	5, 62, 164
		Liquidity and Capital Resources	10, 65, 161
		Research and Development, Patents and Licenses, etc	N/a
		Trend Information	2, 5, 164
		Off-Balance Sheet Arrangements	19
		Contractual Obligations	19
6	Directors, Senior Management and Employees	Directors and senior management	89
		Compensation	92, 142
		Board Practices	92
		Employees	92
		Share Ownership	92, 142
7	Major Shareholders and Related Party Transactions	Major Shareholders	198
		Related Party Transactions	92, 142, 143
		Interests of Experts and Counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	98, 99, 185, 199
		Significant Changes	91, 162
9	The Offer and Listing	Offer and Listing Details	*
		Plan of Distribution	*
		Markets	N/a
		Selling shareholders	*
		Dilution	*
		Expenses of the Issue	*
10	Additional Information	Share Capital	*
		Articles of Association	199
		Material Contracts	185
		Exchange Controls	198
		Taxation	198
		Dividends and Paying Agents	*
		Statements by Experts	*
		Documents on Display	185
		Subsidiary Information	N/a
11	Quantitative and Qualitative Disclosures about Market Risk		58
12	Description of Securities Other Than Equity Securities	Debt Securities	*
		Warrants and Rights	*
		Other Securities	*
		American Depositary Shares	*
Part II
13	Defaults, Dividend Arrearages and Delinquencies		N/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/a
15	Controls and Procedures	Disclosure Controls and Procedures	93
		Management’s Annual Report on Internal Control over Financial Reporting	94
		Attestation Report of the Registered Public Accounting Firm	N/a
		Changes in Internal Control Over Financial Reporting	94
16A	Board Audit Committee Financial Expert		92
16B	Code of Ethics		93
16C	Principal Accountant Fees and Services		119
16D	Exemptions from the Listing Standards for Board Audit Committees		N/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		N/a
16F	Change in Registrant’s Certifying Accountant		95
16G	Corporate Governance		201
16H	Mine Safety Disclosure		N/a
Part III
17	Financial Statements		N/a
18	Financial Statements		99
19	Exhibits		Filed with SEC
*	Not required for an Annual Report.

202	Abbey National Treasury Services plc 2015 Annual Report

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABBEY NATIONAL TREASURY SERVICES plc

By:	/s/ Marcelo Castro
Marcelo Castro
Chief Executive Officer

Dated: March 4, 2016

EXHIBIT INDEX

Exhibits[1]

1.1

Articles of Association of Abbey National Treasury Services plc (incorporated by reference to Exhibit 1.1 to Abbey National Treasury Services plc’s Form 20-F filed with the Securities and Exchange Commission on 22 March 2013)

4.1	Guarantee by Santander UK plc for the benefit of Abbey National Treasury Services plc dated 8 May 2015

4.2	Guarantee by Abbey National Treasury Services plc for the benefit of Santander UK plc dated 5 June 2015

4.3	Facility Agreement dated 28 May 2010 between Santander UK plc, Abbey National Treasury Services plc, Alliance & Leicester plc, Cater Allen International Limited and Cater Allen Limited (incorporated by reference to Exhibit 4.3 to Abbey National Treasury Services plc’s Form 20-F filed with the Securities and Exchange Commission on 22 March 2013)

4.4	Capital Support Deed dated 23 December 2015 between the Regulated Entities (as named therein, including Abbey National Treasury Services plc), the Unregulated Entities (as named therein) and Santander UK plc

4.5	Deed of Adherence by Santander UK Group Holdings plc dated 23 December 2015 supplemental to the Capital Support Deed dated 23 December 2015

7.1	Statement of ratio of earnings to fixed charges[2]

8.1	List of Subsidiaries of Abbey National Treasury Services plc

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte LLP[2]

15.2	Letter from Deloitte LLP dated 4 March 2016

[1]

Documents concerning Abbey National Treasury Services plc referred to within the Annual Report on Form 20-F 2015 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, the principal executive offices and registered address of Abbey National Treasury Services plc.

[2]	Incorporated by reference into Registration Statement No. 333-190509-01 on Form F-3.